As filed with the U.S. Securities and Exchange Commission on December 21, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VaxGen, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2834	94-3236309
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

349 Oyster Point Boulevard
South San Francisco, California 94080
(650) 624-1000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James P. Panek
President and Chief Executive Officer
VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, California 94080
(650) 624-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura A. Berezin, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5128	George F. Schreiner Raven biotechnologies, inc. One Corporate Drive South San Francisco, CA 94080 (650) 624-2600	Alan C. Mendelson, Esq. Linda J. Lorenat, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Unit	Price(2)	Registration Fee
Common Stock, $0.01 par value	32,282,067	N/A	$188,470.59	$5.79

(1)	This registration statement relates to common stock, $0.01 par value per share, of VaxGen, Inc. (“VaxGen”) issuable to holders of Series D preferred stock, $0.001 par value per share, of Raven biotechnologies, inc. (“Raven”), in connection with the proposed transaction described in this registration statement. The amount of VaxGen common stock to be registered has been determined by multiplying the exchange ratio of 0.171284 by the sum of (a) 164,599,208 shares of Raven Series D preferred stock outstanding as of November 12, 2007, (b) 1,871,385 shares of Raven Series D preferred stock issuable upon the exercise of outstanding warrants as of November 12, 2007, and (c) 22,000,000 shares of Raven Series D preferred stock, expected to be issued prior to completion of the proposed transaction, in connection with the conversion of outstanding Raven debt and awards made pursuant to the Raven bonus award pool.

(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f)(2), based on the par value ($0.001 per share) of the 188,470,593 shares of Raven Series D preferred stock to be exchanged in the proposed transaction.

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. VaxGen, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 21, 2007

SPECIAL MEETING OF STOCKHOLDERS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of VaxGen, Inc., or VaxGen, and Raven biotechnologies, inc., or Raven, have approved a merger combining VaxGen and Raven and two wholly-owned subsidiaries of VaxGen, TLW Merger Sub, Inc., or Merger Sub I, and TLW, LLC, or Merger Sub II, subject to VaxGen stockholder approval of the merger, and upon the terms and subject to the conditions set forth in an agreement and plan of merger entered into by the companies on November 12, 2007, as amended December 20, 2007, which we refer to as the Merger Agreement. In the merger transaction, each share of Raven Series D preferred stock issued and outstanding immediately prior to Merger I, as defined below, will be canceled, extinguished and automatically converted into the right to receive 0.171284 shares of VaxGen common stock subject to adjustments as more fully set forth in the Merger Agreement. In addition, warrants to purchase shares of Raven’s Series D preferred stock outstanding as of Merger I will be assumed by VaxGen and will become exercisable for approximately 321,000 shares of VaxGen common stock, with the exercise price adjusted proportionately in accordance with the 0.171284 exchange ratio. All other shares of Raven capital stock and options and warrants to purchase capital stock will be canceled without consideration and extinguished.

VaxGen’s common stock is quoted on the Pink Sheets electronic quotation system under the symbol “VXGN.PK” and on December 19, 2007, the last reported price of VaxGen common stock was $0.52 per share. Following the proposed transaction, and subject to adjustment in accordance with agreement and plan of merger, current stockholders of VaxGen are expected to own approximately 50.9% of the combined company and current Raven Series D preferred stockholders and Series D preferred warrant holders together are expected to own approximately 49.1% of the combined company.

The merger will be consummated in two steps: (i) Merger I, in which Merger Sub I will merge with and into Raven, and (ii) immediately following the effectiveness of Merger I, Merger II, in which the surviving entity resulting from Merger I will merge with and into Merger Sub II, which, together with Merger I, is referred to as the transaction or merger. Following the merger, the separate existence of Raven will cease. Merger Sub II, as the successor to Raven, will be the surviving entity and a wholly-owned subsidiary of VaxGen and will assume all of Raven’s debts, liabilities, obligations, duties and assets.

At VaxGen’s special meeting of stockholders, stockholders of VaxGen will be asked to approve, among other proposals, the issuance of shares of VaxGen common stock to the stockholders of Raven. The date, time and place of the VaxGen special meeting are as follows:

March 21, 2008
9:00 a.m., Pacific Standard Time (PST)
VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, California 94080

This proxy statement/prospectus provides you with information about VaxGen, Raven and the proposed transaction. You may obtain other information about VaxGen from documents filed with the Securities and Exchange Commission. We encourage you to read carefully the entire proxy statement/prospectus.

James P. Panek	George F. Schreiner
President and Chief Executive Officer	Chief Executive Officer
VaxGen, Inc.	Raven biotechnologies, inc.

FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE SPECIAL MEETING, SEE “RISK FACTORS” BEGINNING ON PAGE 20.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THIS TRANSACTION OR THE VAXGEN COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated          , 2008, and is first being mailed to stockholders of VaxGen on or about          , 2008.

THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, California 94080
(650) 624-1000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON March 21, 2008

To the Stockholders of VaxGen, Inc.:

On behalf of the Board of Directors of VaxGen, Inc., a Delaware corporation, we are pleased to deliver this proxy statement/prospectus for the proposed merger combining VaxGen, Inc., or VaxGen, and Raven biotechnologies, inc., or Raven, a Delaware corporation. The special meeting of stockholders of VaxGen will be held on March 21, 2008 at 9:00 a.m. PST, at VaxGen, Inc., 349 Oyster Point Boulevard, South San Francisco, California, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of VaxGen common stock pursuant to the Agreement and Plan of Merger, dated November 12, 2007, as amended December 20, 2007, by and among VaxGen, Inc., TLW Merger Sub, Inc., TLW, LLC, and Raven biotechnologies, inc. as described in the attached proxy statement/prospectus.

2. To approve the adoption of the VaxGen’s 2008 Equity Incentive Plan.

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The Board of Directors of VaxGen has fixed January 23, 2008 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of VaxGen common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the filing date of this proxy, VaxGen had 33,106,523 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the VaxGen special meeting is required for approval of Proposal Nos. 1 and 2 above. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Proposal Nos. 1 and 2. If you fail to return your proxy card, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting. You may revoke your proxy in the manner described in this document before it has been voted at the special meeting. If you decide to attend the VaxGen special meeting, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Matthew J. Pfeffer
Secretary

South San Francisco, California
          , 2008

THE VAXGEN BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE, AND IN THE BEST INTERESTS OF, VAXGEN AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE VAXGEN BOARD OF DIRECTORS RECOMMENDS THAT VAXGEN STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Page

THE MERGER AGREEMENT	66
Structure of the Merger	66
Closing of the Merger	67
Merger Consideration; Manner and Basis of Converting Shares	67
Fractional Shares	67
Surrender of Raven Stock Certificates	68
Raven Warrants	68
Representations and Warranties	68
Conduct of Business Prior to the Merger	69
Employee Benefits Matters	71
Indemnification and Insurance	71
Obligations of the VaxGen Board of Directors and Raven Board of Directors with Respect to Their Recommendations and Holding a Meeting of VaxGen’s Stockholders	72
Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals	72
Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals	73
Additional Agreements	74
Material Adverse Effect	76
Conditions to the Merger	77
Termination of the Merger Agreement	79
Termination Fees	80
Amendment and Waiver Merger of the Merger Agreement	80
VOTING AGREEMENTS	80
Voting Agreements Relating to Raven Shares	80
BRIDGE LOAN AGREEMENT	82
COMBINED COMPANY MANAGEMENT AFTER THE MERGER	83
Executive Officers and Directors	83
VAXGEN PROPOSAL NO. 2 — APPROVAL OF THE ADOPTION OF THE VAXGEN 2008 EQUITY INCENTIVE PLAN	83
Vote Required and Recommendation of the Board	84
Summary of the 2008 Plan	84
Summary of Federal Income Tax Consequences of the 2008 Plan	88
Awards Granted to Certain Persons	89
VAXGEN SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	90
VAXGEN SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	91
RAVEN SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	92
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	94
VAXGEN EXECUTIVE COMPENSATION AND RELATED INFORMATION	101
Compensation Committee Report	101
Compensation Discussion and Analysis	102
RAVEN EXECUTIVE COMPENSATION AND OTHER INFORMATION	117
Compensation Discussion and Analysis	117
Compensation Committee Report	124
MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER	125
Executive Officers and Directors	125
Executive Officers	125

ANNEXES:

A1	Agreement and Plan of Merger
A2	Amendment to Agreement and Plan of Merger
B	Form of Voting Agreement
C	Opinion of Lazard Frères & Co. LLC
D	VaxGen 2008 Equity Incentive Plan
E	VaxGen Financial Statements as of and for the nine months ended September 30, 2007
F	VaxGen Consolidated Balance Sheets as of December 31, 2006 and 2005 and Consolidated Statements of Operations, Stockholders’ Equity and Comprehensive Income (Loss), and Cash Flows for the years ended December 31, 2006, 2005 and 2004
G	Raven Financial Statements as of and for the nine months ended September 30, 2007
H	Raven Consolidated Balance Sheets as of December 31, 2006 and 2005 and Consolidated Statements of Operations, Stockholders’ Equity and Comprehensive Income (Loss), and Cash Flows for the years ended December 31, 2006, 2005 and 2004

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger and the effect of the merger on holders of VaxGen common stock and Raven capital stock. This section, however, only provides summary information. VaxGen and Raven urge you to read carefully the remainder of this proxy statement/prospectus, including the annexes to this proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the special meeting.

As used in this proxy statement/prospectus, references to “VaxGen,” “our,” “us” and “we” refer collectively to VaxGen, Inc. and all of its subsidiaries unless the context requires otherwise, references to “Raven” refer to Raven biotechnologies, inc. and references to the “combined company” refer to the surviving corporation following the proposed transaction described in this registration statement.

Q:	What is the merger?

A:	VaxGen and Raven entered into an Agreement and Plan of Merger dated as of November 12, 2007, and amended December 20, 2007 which is referred to in this proxy statement/prospectus as the Merger Agreement, that contains the terms and conditions of the proposed merger of VaxGen and Raven subject to VaxGen stockholders’ approval of the merger, and upon the terms and subject to the conditions set forth in the Merger Agreement, VaxGen has agreed to issue, and Raven Series D preferred stockholders will receive, shares of VaxGen common stock such that VaxGen stockholders will own approximately 50.9% of the combined company, on a pro forma basis, and Raven Series D preferred stockholders will own approximately 49.1%. This ratio is subject to adjustment under certain circumstances described more fully in the Merger Agreement, but in no event will VaxGen stockholders own less than 50.1% of the combined company on a pro forma basis. VaxGen will assume all of Raven’s debts, liabilities, obligations, duties and assets, including debt and equipment lease obligations of $1.8 million as of November 1, 2007. Raven Series D preferred stock warrants will be assumed by VaxGen and will become exercisable for approximately 321,000 shares of VaxGen common stock. All other shares of Raven capital stock and options and warrants to purchase capital stock will be canceled without consideration and extinguished.

Under the Merger Agreement, each share of Raven Series D preferred stock issued and outstanding immediately prior to Merger I, as defined below, will be canceled, extinguished and automatically converted into the right to receive 0.171284 shares of VaxGen common stock subject to adjustments as more fully set forth in the Merger Agreement. In addition, warrants to purchase shares of Raven’s Series D preferred stock outstanding as of Merger I will be assumed by VaxGen and will become exercisable for shares of VaxGen common stock, with the number of shares and the exercise price adjusted proportionately in accordance with the 0.171284 exchange ratio.

The merger will be consummated in two steps: (i) Merger I, in which TLW Merger Sub, Inc., or Merger Sub I, will merge with and into Raven, and (ii) immediately following the effectiveness of Merger I, Merger II, in which the surviving entity resulting from Merger I will merge with and into TLW, LLC, or Merger Sub II, which, together with Merger I, is referred to as the transaction or merger. Following the merger, the separate existence of Raven will cease. Merger Sub II, as the successor to Raven, will be the surviving entity and a wholly-owned subsidiary of VaxGen and will assume all of Raven’s debts, liabilities, obligations, duties and assets.

For a more complete description of the merger, please see the section entitled “The Merger Agreement” on page 66 of this proxy statement/prospectus.

Q:	Why are the two companies proposing to merge?

A:	VaxGen and Raven believe that the combined company represents a biotechnology company with a number of potential advantages over the two companies operating independently, a promising drug discovery platform including an expanded pipeline of potential product candidates, increased financial resources and an experienced management team and board.

i

For a more complete description of the reasons for the merger, please see the section entitled “Reasons for the Merger” on page 53 of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a stockholder of VaxGen. If you are a stockholder of VaxGen, you are entitled to vote at VaxGen’s special meeting. This document serves as both a proxy statement of VaxGen, used to solicit proxies for the special meeting, and as a prospectus of VaxGen, used to offer shares of VaxGen common stock to Raven stockholders in exchange for shares of Raven Series D preferred pursuant to the terms of the Merger Agreement. This document contains important information about the merger, the shares of VaxGen common stock to be issued in the merger and the special meeting of VaxGen stockholders, and you should read it carefully.

Q:	What is required to consummate the merger?

A:	To consummate the merger, VaxGen stockholders must approve the issuance of shares of VaxGen common stock in the merger, which requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the VaxGen special meeting, and the merger must have been approved by the requisite number of Raven stockholders.

Also, the requisite number of Raven stockholders will need to vote to approve the merger before it is completed, as more fully described under “Raven Stockholder Approval” on page 43 of this proxy statement/prospectus.

In addition to VaxGen obtaining stockholder approval, closing conditions include a requirement that VaxGen’s common stock be listed or qualified for quotation on an approved market and each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section entitled “The Merger Agreement — Conditions to the Merger” on page 77 of this proxy statement/prospectus.

Q:	What will Raven stockholders receive in the merger?

A:	As a result of the merger, Raven Series D preferred stockholders will receive shares of VaxGen common stock. Each share of Raven Series D preferred stock will be canceled, extinguished and automatically converted into the right to receive 0.171284 shares of VaxGen common stock, also referred to as the Exchange Ratio, subject to adjustments as more fully set forth in the Merger Agreement. In addition, each outstanding warrant granted by Raven to purchase shares of Raven Series D preferred stock will be converted into a warrant to acquire VaxGen common stock having the same terms and conditions as the Raven warrant had before the effective time of the merger. The number of shares that the new VaxGen warrant will be exercisable for and the exercise price of the new VaxGen warrant will reflect the Exchange Ratio in the merger. The number of shares of VaxGen common stock issuable upon the exercise of each warrant will be rounded down to the nearest whole number of shares of VaxGen common stock, with no cash being payable for any fractional share eliminated by such rounding.

All other shares of Raven capital stock and options and warrants to purchase capital stock will be canceled without consideration and extinguished.

For a more complete description of what Raven stockholders will receive in the merger, please see the sections entitled “Market Price and Dividend Data” on page 11 and “The Merger Agreement — Merger Consideration; Manner and Basis of Converting Shares” on page 67.

Q:	What are the material U.S. federal income tax consequences of the merger to me?

A:	The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and VaxGen and Raven have agreed to use their commercially reasonable efforts in order to obtain the opinion of VaxGen’s counsel, Cooley Godward Kronish LLP, regarding such qualification. As a result of the merger’s qualification as a reorganization, Raven stockholders will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Raven Series D preferred stock for shares of VaxGen common stock, except with respect to cash received in lieu of fractional shares of VaxGen common stock.

For more information, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” on page 63 of this proxy statement/prospectus.

Q:	Who will be the directors of the combined company following the merger?

A:	Following the merger, the Board of Directors of the combined company will be as follows:

Name	Current Affiliation

James P. Panek	President, Chief Executive Officer and Director of VaxGen
Franklin M. Berger, CFA	Director of VaxGen, Independent Biotechnology Analyst, Former Managing Director, Equity Research and Senior Biotechnology Analyst, J.P. Morgan
Randall L-W. Caudill, D. Phil.	Chairman of the Board of Directors of VaxGen and President, Dunsford Hill Capital Partners
Myron M. Levine, M.D.	Co-Founder and Director of the University of Maryland School of Medicine’s Center for Vaccine Development
Michael Kranda	Chairman of the Board of Directors of Raven
George F. Schreiner, M.D., Ph.D.	Chief Executive Officer and Director of Raven
William D. Young, Ph.D.	Chairman and Chief Executive Officer of Monogram Biosciences, Inc., Director of Raven

Q:	Who will be the executive officers of the combined company immediately following the merger?

A:	Immediately following the merger, the executive management team of the combined company is expected to be composed of certain members of VaxGen’s and Raven’s executive management teams prior to the merger and is contemplated to include the following individuals:

Name	Position in the Combined Company	Current Position

George F. Schreiner, M.D., Ph.D.	Chief Executive Officer and Director	Raven Chief Executive Officer and Director
James P. Panek	President, Chief Operating Officer and Director	VaxGen President, Chief Executive Officer and Director
Matthew J. Pfeffer	Chief Financial Officer and Senior Vice President, Finance and Administration	VaxGen Chief Financial Officer and Senior Vice President, Finance and Administration
Piers C. Whitehead	Vice President, Corporate and Business Development	VaxGen Vice President, Corporate and Business Development
Jennie P. Mather, Ph.D.	Chief Scientific Officer	Raven President, Chief Scientific Officer and Director
Stanford J. Stewart, M.D.	Vice President, Clinical Research	Raven Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	Vice President, Research and Development	Raven Vice President, Research and Development

Q:	As a VaxGen stockholder, how does VaxGen’s Board of Directors recommend that I vote?

A:	After careful consideration, VaxGen’s Board of Directors recommends that VaxGen stockholders vote:

“FOR” Proposal No. 1 to approve the issuance of shares of VaxGen common stock in the merger; and

“FOR” Proposal No. 2 to approve the adoption of the VaxGen’s 2008 Equity Incentive Plan.

Q:	As a VaxGen stockholder, what risks should I consider in deciding whether to vote in favor of the share issuance?

A:	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 20, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of VaxGen and Raven, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	We anticipate that the merger will occur sometime soon after the VaxGen special meeting, but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement — Conditions to the Merger” on page 77 of this proxy statement/prospectus.

Q:	How will the merger affect stock options for Raven common stock?

A:	At the effective time of the merger, each outstanding stock option to purchase Raven common stock will be canceled. For more information, see “The Merger Agreement — Merger Consideration; Manner and Basis of Converting Shares” on page 67 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. If you are a VaxGen stockholder, you may provide your proxy instructions in three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Alternatively, you can provide your proxy instructions via the toll-free call center set up for this purpose at 1-866-540-5760. Finally, you can provide your proxy instructions via the Internet at http://www.proxyvoting.com/vxgn. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of VaxGen stockholders.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:	If you do not submit a proxy card or vote at the special meeting, your shares will not be counted as present for the purpose of determining the presence of a quorum and will have no effect on the approval of Proposals 1 and 2. Broker non-votes will similarly have no effect on the approval of Proposals 1 and 2. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the meeting. As a result, your abstention will have no effect on the approval of Proposals 1 and 2.

Q:	May I vote in person?

A:	If your shares of VaxGen common stock are registered directly in your name with VaxGen’s transfer agent you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you. If you are a VaxGen stockholder of record as of January 23, 2008, you may attend the special meeting of VaxGen stockholders to be held on March 21, 2008 and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions. However, we urge you to return your proxy card with your voting instructions in any event, just in case your plans should change.

If your shares of VaxGen common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of VaxGen stockholders. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	If my VaxGen shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not be able to vote your shares of VaxGen common stock without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:	May I change my vote after I have provided proxy instructions?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can submit new proxy instructions either on a new proxy card, by telephone or via the Internet. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares of VaxGen common stock, you must follow directions received from your broker to change those instructions.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, holders of VaxGen common stock are not entitled to appraisal rights in connection with the merger.

Raven stockholders who dissent from the merger and comply with the procedural requirements of Section 262 of the Delaware General Corporate Law, or the DGCL, more fully described under the section entitled “Appraisal Rights” beginning on page 65, may demand payment in cash of the fair value of their shares of capital stock in lieu of the transaction consideration, if any. These rights are commonly known as “dissenters’ rights.” If the dissenting stockholder and surviving corporation do not agree on a fair value of the shares, a court of proper jurisdiction will determine the fair value upon the dissenting stockholder’s petition, which could be more than, less than or equal to the value of the merger consideration. Dissenting stockholders lose their dissenters’ rights if they fail to follow all of the procedures required by Section 262 of the DGCL.

Q:	Who is paying for this proxy solicitation?

A:	VaxGen is conducting this proxy solicitation and will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. VaxGen may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q:	Who can help answer my questions?

A:	If you are a VaxGen stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

VaxGen, Inc.
Attn: Investor Relations
349 Oyster Point Boulevard
South San Francisco, California 94080
(650) 624-1000
E-mail: ir@VaxGen.com

v

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. To understand the merger fully, you should read carefully this entire document and the documents to which we refer, including the annexes attached hereto. See “Where You Can Find More Information” on page 199. The Merger Agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement as it is the legal document that governs the merger. We have included page references in parentheses to direct you to a more detailed description of the topics presented in this summary.

THE COMPANIES

VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, California 94080
(650) 624-1000

VaxGen, Inc., or VaxGen, is a biopharmaceutical company focused on the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease. We were incorporated in 1995 to complete the development of an investigational recombinant protein vaccine designed to prevent infection by the Human Immunodeficiency Virus, or HIV. Beginning in late 2001, we expanded our research and development to additional disease targets including the initiation of research on our anthrax and smallpox vaccine candidates. In 2002, we participated in the formation of a joint venture, Celltrion, Inc., or Celltrion, a company developing and operating a mammalian cell culture biomanufacturing facility in the Republic of Korea.

We have been developing vaccines against inhalation anthrax and smallpox for the purpose of biodefense. In 2002 and 2003, we were awarded cost-plus contracts with an aggregate value of up to $101.2 million for the development of our anthrax vaccine from the National Institute of Allergy and Infectious Diseases, or NIAID, hereafter referred to as the Anthrax Contracts. In November 2004, we were awarded a contract for $877.5 million to provide 75 million doses of our recombinant anthrax vaccine, or rPA102, to the U.S. government Strategic National Stockpile, or SNS, for civilian defense, hereafter referred to as the SNS Contract. In May 2006, we received a unilateral contract modification from the Department of Health and Human Services, or HHS, related to the SNS Contract. In November 2006, we received a clinical hold notification from the U.S. Food and Drug Administration, or FDA, which postponed the initiation of our second Phase 2 trial for rPA102. In December 2006, HHS terminated for default the SNS Contract. HHS based the decision on its determination that we “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required us to initiate a clinical trial of the vaccine candidate by December 18, 2006. Following the HHS decision, we ceased actively developing rPA102, scaled back our biodefense activities and pursued strategic and other alternatives. VaxGen and HHS subsequently entered into an agreement which terminated remaining anthrax related contracts for convenience, and converted the SNS contract termination into a termination of convenience.

Through March 31, 2007, VaxGen’s principal source of revenue has been the U.S. government, principally the National Institutes of Health, or NIH, and related entities. Since April 1, 2007, VaxGen’s principal source of revenue has been Celltrion.

TLW Merger Sub, Inc.

TLW Merger Sub, Inc. is a wholly-owned subsidiary of VaxGen that was incorporated in Delaware in October 2007. TLW Merger Sub, Inc. does not engage in any operations and exists solely to facilitate the merger.

TLW, LLC

TLW, LLC is a wholly-owned limited liability company of VaxGen that was created in Delaware in October 2007. TLW, LLC does not engage in any operations and exists solely to facilitate the merger.

Raven biotechnologies, inc.

One Corporate Drive
South San Francisco, California 94080
(650) 624-2600

Raven biotechnologies, inc., or Raven, is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics, hereafter referred to as MAbs, for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven’s discovery process uses organ specific and cancer stem cells lines to simultaneously identify cell-surface drug targets and the antibody therapeutics to regulate them. This integrated approach is based on proprietary methods developed at Raven for isolating and creating organ specific and cancer stem cell lines. The focus on biological function allows the rapid identification of novel target antigens and therapeutic candidates in their native configuration in the intact cell membrane. Raven has established more than 30 cancer stem cell lines from 12 tumor types and has a library of more than 200 MAbs. Raven has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain and ovarian cancer.

The Combined Company

The combined company’s U.S. headquarters immediately following the consummation of the merger will be based in Raven’s current principal executive offices in South San Francisco, California. As a result of the merger, VaxGen stockholders will possess majority control of the combined company. Executives drawn from both companies will be responsible for the day-to-day management of the combined company.

RISKS ASSOCIATED WITH VAXGEN, RAVEN AND THE MERGER (PAGE 20)

The merger (including the possibility that the merger may not be completed) poses a number of risks to each company and its respective security holders. In addition, both VaxGen and Raven are subject to various risks associated with their businesses and their industries. The risks are discussed in greater detail under the caption “Risk Factors” beginning on page 20 of this proxy statement/prospectus. VaxGen and Raven both encourage you to read and consider all of these risks carefully.

REASONS FOR THE MERGER

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of VaxGen and/or Raven with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Summary — Forward-Looking Information” and “Risk Factors.”

Mutual Reasons for the Merger (Page 53).  VaxGen and Raven believe that the combined company represents a biotechnology company with the following potential advantages:

•	Promising Drug Discovery Platform. The drug discovery platform and proprietary technologies of the combined company are capable of generating unique and valuable drug candidates.

•	Deep Pipeline. The product pipeline for the combined company includes a product candidate entering Phase 2 and a rich pipeline of antibody products in preclinical development.

•	Attractive Markets. The markets to be addressed by the clinical stage or pre-clinical product candidates of the combined company represent sizable and underserved or unmet medical needs. The product candidates may provide significant medical benefits for patients and returns for investors.

•	Financial Resources. The financial resources of the combined company will allow it to continue to focus on execution with respect to its product portfolio.

•	Experienced Management Team and Board. It is expected that the combined company will be led by an experienced management team, with members from each company. Raven’s chief executive officer, George

Schreiner, will become chief executive officer and serve on the Board of Directors of the combined company. James Panek, currently chief executive officer and director of VaxGen, will become president and chief operating officer and will remain a director of the combined company. Matthew Pfeffer, currently chief financial officer of VaxGen, and Piers Whitehead, currently vice president of corporate and business development of VaxGen, will retain these roles in the combined company. Jennie Mather, chief scientific officer of Raven, and Stanford Stewart, vice president clinical research of Raven, and Gordon Vehar, vice president of research and development of Raven, will all retain these roles in the combined company.

Reasons for the Merger (Page 53).  In reaching its determination to approve the merger, VaxGen’s Board of Directors identified and considered a number of the potential benefits of the merger, including the following:

•	Pipeline. VaxGen’s ownership in Raven’s product candidate pipeline would provide VaxGen’s stockholders a product-based investment opportunity of market-recognized value, including the potential to participate in several value-inflection milestones related to Raven’s product candidates. In the near term, these milestones may include the entry of RAV12 into one or more Phase 2 clinical trials, the filing of one or more Investigational New Drug Applications, or INDs, on other candidate antibodies to cancer-specific antigens, the introduction of an additional product candidate into clinical trials in 2009, and the establishment of a partnership or product licensing arrangement with a commercial biopharmaceutical company;

•	Technology Platform. In addition to the specific product candidates, Raven’s proprietary whole-cell immunization discovery platform offers VaxGen stockholders the opportunity to participate in future antibody candidates, including those to novel antigens and tumor stem cells, and conditioned cells;

•	Financial Resources. VaxGen’s available cash is anticipated to be sufficient to meet the combined company’s projected operating requirements through at least 2009 and to enable Raven to reach its projected near-term milestones;

•	Flexibility to Partner. Unlike many products in Phase 2 and Phase 3 at small companies, the Raven products are wholly-owned, providing financial, development and commercial flexibility in seeking to maximize their potential for the benefit of patients and stockholders. VaxGen’s financial resources may enhance the combined company’s negotiating position in such efforts;

•	Assessment of VaxGen’s Business Prospects. In the first quarter of 2007, after cancellation of the SNS Contract, VaxGen assessed the negative trends in its business, the expenses and fixed costs associated with VaxGen’s operations, VaxGen’s cash on hand and its limited prospects in the vaccine development business were it to continue to operate as a standalone entity;

•	Assessment of Raven’s Business Prospects. In the second quarter of 2007, having identified Raven as a potential merger candidate, VaxGen assessed the positive scientific data and drug candidate pipeline in Raven’s business, Raven’s experienced management team, Raven’s need for financing to continue development of its product candidates, Raven’s need for VaxGen’s late stage biologics development and manufacturing capabilities and the prospects for value creation for VaxGen’s stockholders in connection with the merger; and

•	Assessment of Other Opportunities. In the first quarter of 2007 after the termination of its SNS Contract, VaxGen began to assess external product and/or company opportunities. VaxGen first determined to seek an acquiror of the entire company, preferably for cash. VaxGen had discussions with pharmaceutical companies, contract manufacturers and large biotechnology and biopharmaceutical companies. After that process failed to result in a potential transaction, and based on VaxGen’s assets and management, the company determined to seek biologic product candidates, technologies and/or companies with products in clinical development and in any therapeutic area. In this process, VaxGen evaluated over 90 products or companies with products. During this period the VaxGen Board of Directors also considered strategic alternatives to the merger, including continuing to operate VaxGen on a stand-alone basis or undertaking a liquidation of VaxGen.

In addition to considering the strategic factors outlined above, the VaxGen Board of Directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the VaxGen stockholders approve the issuance of shares of VaxGen common stock in the merger, all of which it viewed as generally supporting its decision to approve the business combination with Raven:

•	the opinion of VaxGen’s financial advisor that, as of November 12, 2007 and based on and subject to the factors, assumptions and limitations set forth in the opinion, the exchange ratio of 0.171284 shares of VaxGen common stock per share of Raven Series D preferred, which we refer to as the Exchange Ratio, was fair to VaxGen from a financial point of view, and the related financial analyses and presentations;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	the determination that the relative percentage ownership of VaxGen securityholders and Raven securityholders is fixed, providing certainty as to the number of shares of VaxGen common stock to be issued to Raven stockholders and the percentage of the total shares of VaxGen common stock that Raven stockholders would own after the merger;

•	the determination that the relative percentage ownership is consistent with market practice for a merger of this type and captures the respective ownership interests of VaxGen’s and Raven’s securityholders in the combined company based on VaxGen’s perceived valuations of each company at the time of the VaxGen Board of Directors’ approval of the Merger Agreement;

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger Raven’s stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions to VaxGen’s obligation to consummate the merger;

•	the no solicitation provisions limiting Raven’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•	VaxGen’s rights under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should VaxGen receive a superior proposal;

•	the voting agreements entered into by stockholders of Raven representing approximately 80% of the outstanding capital stock and 98% of the outstanding preferred stock of Raven, pursuant to which those stockholders agreed, solely in their capacity as stockholders, to vote all of their shares of capital stock of Raven in favor of adoption of the Merger Agreement; and

•	the conclusion of the VaxGen Board of Directors that the $2.0 million termination fee, and the circumstances when such fee may be payable, were reasonable;

•	the results of the due diligence review of Raven’s business and operations by VaxGen’s management, financial advisors, outside consultants and legal advisors, whereby Raven’s product candidate pipeline and proprietary rights to its significant product candidates compared favorably to the due diligence results related to the other potential strategic transaction partners;

•	the likelihood that the merger will be consummated on a timely basis; and

•	the likelihood of retaining key Raven employees to help manage the combined company.

In the course of its deliberations, the VaxGen Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including the following:

•	Termination Fee. The $2.0 million termination fee payable to Raven upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to VaxGen stockholders;

•	Completion Risk. The risk that the merger might not be approved by VaxGen stockholders or be consummated in a timely manner or at all and the potential adverse effect of the public announcement of any termination of the merger or the Merger Agreement on VaxGen’s reputation;

•	Risks of Combination. The challenges and costs of combining administrative operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and such other expenses, as well as the additional public company expenses and obligations to which Raven will be subject in connection with the merger to which it has not previously been subject, could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	Volatility. The possible volatility, at least in the short term, of the trading price of VaxGen’s common stock resulting from the merger announcement and the closing of the merger;

•	Dilution. The fact that the VaxGen common stock to be issued in the transaction will represent approximately 49% of the outstanding common stock of the combined company thus causing existing VaxGen stockholders to experience significant dilution in their percentage ownership of VaxGen as a result of the transaction;

•	Possible Loss of Key Management. The possible earlier than anticipated loss of key management, scientific or other personnel of VaxGen or Raven as a result of the management and other changes that will be implemented in integrating the businesses;

•	Potential Management Diversion. The risk of diverting management’s attention from other strategic priorities to implement the merger;

•	Business Risks. The risk that RAV12 could fail to achieve the primary endpoint in its planned Phase 2 clinical trials, that management could fail to achieve other business milestones or that Raven’s technology may not result in commercially viable products;

•	Different Business Cultures. The potential incompatibility of business cultures;

•	Other Risks. Various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors;”

•	Liquidity. VaxGen’s status as a public company whose common stock is currently traded on the over the counter, or OTC, Pink sheets, which would provide Raven’s stockholders with the possibility of additional liquidity. In addition, as a condition to the consummation of the merger, VaxGen must be listed or qualified for quotation on an approved market.

In addition to considering the strategic factors outlined above, the Raven Board of Directors considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as generally supporting its decision to approve the business combination with VaxGen:

•	VaxGen’s attractiveness as a strategic partner, including VaxGen’s capital and ability to raise further capital, particularly in light of Raven’s cash needs and limited cash resources and VaxGen’s public company infrastructure and stock liquidity;

•	the opportunity for Raven stockholders to participate in the long-term value of Raven’s development programs through the ownership of VaxGen common stock;

•	the aggregate value to be received by Raven stockholders in the merger;

•	the terms and conditions of the Merger Agreement;

•	the loan arrangement between VaxGen and Raven;

•	the fact that shares of VaxGen common stock issued to Raven stockholders will be registered on a registration statement on Form S-4 and will be freely tradable for Raven stockholders who were not affiliates of Raven, subject to applicable lock-up terms;

•	the limited number and nature of the conditions to VaxGen’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	Raven’s rights under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Raven receive a superior proposal;

•	the conclusion of Raven’s Board of Directors that the $2.0 million termination fee, and the circumstances when such fee may be payable, were reasonable;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the major risks and uncertainties of alternatives to the merger, such as Raven remaining an independent company.

In the course of its deliberations, Raven’s Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including the following:

•	the challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and the inability to retain key employees as a result of the management and other changes that will be implemented in integrating the business could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the price volatility of VaxGen’s common stock, which may reduce the value of the VaxGen common stock that Raven stockholders will receive upon the consummation of the merger;

•	the inability of Raven’s stockholders to realize the long-term value of the successful execution of Raven’s current strategy as an independent company;

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on Raven’s reputation and ability to obtain financing in the future;

•	the $2.0 million termination fee payable to VaxGen upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Raven stockholders;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by the Raven Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Raven Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Raven Board of Directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Raven Board of Directors may have given different weight to different factors. The Raven Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Raven’s management and Raven’s legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

EFFECT OF FAILURE TO APPROVE THE MERGER BY THE STOCKHOLDERS

VaxGen

VaxGen will continue to have significant cash resources, but in order to remain a viable company going forward, it would have to consider either other strategic alternatives or liquidation.

Between signing and closing, VaxGen will provide Raven with a bridge loan of up to $6.0 million to fund ongoing operations and to support advancement of Raven’s pipeline prior to the transaction’s closing. All principal and accrued interest due under the VaxGen loan is repayable in full in the event the transaction does not close.

Raven

Raven will continue to have a broad and deep pipeline of product candidates. To support the development, registration and commercialization of those product candidates, Raven will soon need to raise significant additional capital, including funds to repay any amounts advanced by VaxGen as part of the Merger Agreement terms.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

VaxGen common stock is quoted over the counter on the Pink Sheets under the symbol “VXGN.PK.” On November 12, 2007, the last full trading day prior to the public announcement of the proposed merger, VaxGen common stock closed at $1.11. On December 19, 2007 VaxGen common stock closed at $0.52.

Raven is a private company and no public market exists for its common or preferred shares.

NUMBER OF STOCKHOLDERS

As of the record date of January 23, 2008, there were approximately           holders of record of VaxGen common stock.

As of January 23, 2008, there were approximately           holders of record of Raven common and preferred shares.

THE VAXGEN SPECIAL MEETING (Page 41)

Time, Date and Place.  The special meeting of the stockholders of VaxGen will be held on March 21, 2008, at VaxGen, Inc. at 349 Oyster Point Boulevard, South San Francisco, California at 9:00 a.m., local time;

Record Date and Voting Power for VaxGen.  You are entitled to vote at the VaxGen special meeting if you owned shares of VaxGen common stock at the close of business on January 23, 2008, the record date for the VaxGen special meeting. You will have one vote at the special meeting for each share of VaxGen common stock you owned at the close of business on the record date. There are 33,106,523 shares of VaxGen common stock entitled to vote at the stockholders meeting.

VaxGen Required Vote.  The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the VaxGen special meeting is required for approval of Proposal Nos. 1 and 2 below.

Share Ownership of Management.  As of January 23, 2008, the directors and executive officers of VaxGen, together with their affiliates, beneficially owned approximately     % of the shares entitled to vote at the VaxGen special meeting.

RECOMMENDATIONS TO VAXGEN STOCKHOLDERS

The VaxGen Board of Directors has determined and believes that the issuance of shares of VaxGen common stock in the merger is advisable and fair to, and in the best interest of, VaxGen and its stockholders. The VaxGen Board of Directors recommends that the holders of VaxGen common stock vote:

“For” Proposal No. 1 to approve the issuance of shares of VaxGen common stock in the merger; and

“For” Proposal No. 2 to approve the adoption of the VaxGen’s 2008 Equity Incentive Plan.

VaxGen Proposal No. 1 — Approval of the Issuance of Shares of VaxGen Common Stock in the Merger

The Merger (Page 44)

As a result of the merger, all shares of Raven capital stock will automatically be canceled and each share of Raven Series D preferred stock will be converted into the right to receive 0.171284 shares of VaxGen common stock, subject to adjustments as more fully set forth in the Merger Agreement. In addition, warrants to purchase shares of Raven’s Series D preferred stock outstanding as of Merger I will be assumed by VaxGen and will become exercisable for approximately 321,000 shares of VaxGen common stock, with the exercise price adjusted proportionately in accordance with Exchange Ratio. All other shares of Raven capital stock and options and warrants to purchase Raven capital stock will be canceled without consideration and extinguished.

There will be no adjustment to the total number of shares of VaxGen common stock to be issued to Raven stockholders for changes in the market price of VaxGen common stock. Further, the Merger Agreement does not include a price-based termination right. Accordingly, the market value of the shares of VaxGen issued in connection with the merger will depend on the market value of the shares of VaxGen common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this document.

The fixed number of shares of VaxGen common stock to be issued in exchange for all shares of Raven stock at the consummation of the merger will be allocated among the holders of Raven Series D preferred stock on a pro rata basis.

Between signing and closing, Raven will receive a bridge loan of up to $3.8 million from the holders of Raven Series D preferred stock to fund operating and transaction-related expenses. VaxGen will provide Raven a bridge loan of up to $6.0 million to fund ongoing operations and to support advancement of Raven’s pipeline prior to the merger’s closing. All principal and accrued interest due under the VaxGen loan is repayable in full in the event the merger does not close. All principal and accrued interest due under the loan from the holders of Raven Series D preferred stock will automatically convert into shares of Series D preferred stock immediately prior to the closing of the merger. This conversion is reflected in the Exchange Ratio to which the two companies have agreed.

Raven Stock Options (Page 67)

Outstanding options granted by Raven to purchase shares of Raven common stock will not be assumed by VaxGen in the merger. See “Merger Consideration; Manner and Basis for Converting Shares.”

Raven Warrants (Page 68)

Each outstanding warrant granted by Raven to purchase shares of Raven common stock or any series of preferred stock other than Series D preferred stock will be canceled at the effective time of the merger. Warrants to purchase shares of Raven Series D preferred stock will be assumed by VaxGen and will become exercisable to acquire VaxGen common stock having the same terms and conditions as the Raven warrant. The number of shares for which the new VaxGen warrant will be exercisable and the exercise price of the new VaxGen warrant will reflect the Exchange Ratio in the merger. The number of shares of VaxGen common stock issuable upon the exercise of each warrant will be rounded down to the nearest whole number of shares of VaxGen common stock, and the exercise price will be rounded up to the nearest whole cent. The number of shares of VaxGen common stock issuable upon exercise of the new VaxGen warrants is part of the 49% of the fully-diluted shares of the combined company described under “Merger Consideration; Manner and Basis for Converting Shares.”

Opinion of VaxGen’s Financial Advisor (Page 57)

Lazard Frères & Co. LLC, or Lazard, delivered its opinion to the VaxGen Board of Directors that, as of November 12, 2007 and based on and subject to the factors, assumptions and limitations set forth therein, the exchange ratio to be paid to the holders of Raven common stock in the merger was fair to VaxGen from a financial point of view. For the purposes of Lazard’s opinion, 0.171284 shares of VaxGen common stock to be exchanged for each outstanding share of Raven common stock (determined as set forth in the Merger Agreement) were referred to as the Exchange Ratio.

The full text of the written opinion of Lazard, dated November 12, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. Lazard provided its opinion for the information and assistance of the VaxGen Board of Directors in connection with its consideration of the merger. The Lazard opinion is not a recommendation as to how any holder of VaxGen common stock should vote with respect to the issuance of shares of VaxGen common stock in the merger and is one of many factors considered by VaxGen’s Board of Directors in deciding to approve the merger. VaxGen urges you to read the entire opinion carefully.

Interests of VaxGen’s Executive Officers and Directors in the Merger (Page 61)

When considering the recommendation by the VaxGen Board of Directors, you should be aware that a number of VaxGen’s executive officers and directors have interests in the merger that are different from those of other VaxGen stockholders.

As of January 23, 2008, all directors and executive officers of VaxGen, together with their affiliates, beneficially owned     % of the shares of VaxGen common stock. Approval of the merger requires the affirmative vote of the holders of a majority of VaxGen’s outstanding common stock.

For a more complete description of the interests of current and former officers and directors of VaxGen, please see the section entitled “Interests of VaxGen’s Executive Officers and Directors in the Merger” on page 61 of this proxy statement/prospectus.

Interests of Raven’s Executive Officers and Directors in the Merger (Page 62)

You also should be aware that a number of Raven’s executive officers and directors have interests in the merger that are different from those of other Raven stockholders.

For a more complete description of the interests of current and former officers and directors of Raven, please see the section entitled “Interests of Raven’s Executive Officers and Directors in the Merger” on page 62 of this proxy statement/prospectus.

Limitation on Soliciting, Discussing and Negotiating Other Acquisition Proposals (Page 72)

Raven has agreed that it will not, and has further agreed to ensure that its representatives do not, prior to the consummation of the merger, directly or indirectly, solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of, or enter into discussions or negotiations with any person with respect to, any alternative acquisition proposal or any inquiry that would reasonably be expected to lead to an alternative acquisition proposal for their respective company. Raven has also agreed to notify VaxGen upon receipt of any alternative acquisition proposal or any inquiry that would reasonably be expected to lead to an alternative acquisition proposal, including the terms of the alternative acquisition proposal or inquiry and the identity of the person making the alternative acquisition proposal or inquiry. However, if Raven receives an unsolicited bona fide written acquisition proposal that is a superior acquisition proposal, or could reasonably be expected to lead to a superior acquisition proposal, prior to the VaxGen special meeting, then Raven may provide nonpublic information to, and engage in discussions and negotiations with, the third party making the acquisition proposal so long as certain conditions set forth in the Merger Agreement are satisfied.

Obligations of the VaxGen Board of Directors and Raven Board of Directors with Respect to Their Recommendations and Holding the VaxGen Meeting of Stockholders (Page 72)

Subject to certain conditions, the Board of Directors of VaxGen or Raven may withdraw or modify its respective recommendation in support of the issuance of shares of VaxGen common stock in the merger or the adoption of the Merger Agreement, as the case may be. In the event that the Board of Directors of either company withdraws or modifies its recommendation in a manner adverse to the other company, the company withdrawing or modifying its recommendation may be required under certain circumstances to pay a termination fee of $2.0 million to the other company.

Conditions to the Merger (Page 77)

The respective obligations of VaxGen and Raven to consummate the merger are subject to the satisfaction of certain conditions described herein. To consummate the merger, VaxGen stockholders must approve (a) the issuance of shares of VaxGen common stock in the merger, which require the affirmative vote of holders of a majority of the votes cast in person or by proxy at the VaxGen special meeting. In addition to VaxGen obtaining stockholder approval, closing conditions include a requirement that VaxGen’s common stock be listed or approved for quotation on an approved market, including the Nasdaq Global Market or OTC Bulletin Board. Each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section entitled “The Merger Agreement — Conditions to the Merger” on page 77 of this proxy statement/prospectus.

Termination of the Merger Agreement (Page 79)

Either VaxGen or Raven can terminate the Merger Agreement under certain circumstances described herein, which would prevent the merger from being consummated.

Expenses and Termination Fees (Page 80)

Subject to limited exceptions, all fees and expenses incurred in connection with the Merger Agreement will be paid by the company incurring such expenses. A termination fee of $2.0 million may be payable by either VaxGen or Raven to the other party upon the termination of the Merger Agreement under certain circumstances.

Material U.S. Federal Income Tax Consequences (Page 63)

As provided in the Merger Agreement, Cooley Godward Kronish LLP, will issue a tax opinion to the effect that the merger will constitute a reorganization under Section 368 of the Code. In such a reorganization, a Raven stockholder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of Raven Series D preferred for shares of VaxGen common stock. However, any cash received for any fractional share will result in the recognition of gain or loss as if such stockholder sold its fractional share. A Raven stockholder’s tax basis in the shares of VaxGen common stock that it receives in the merger will equal its current tax basis in its Raven Series D preferred stock exchanged in the merger, as the case may be (reduced by the basis allocable to any fractional share interest for which it receives cash).

Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Regulatory Approvals (Page 66)

As of the date of this proxy statement/prospectus, neither VaxGen nor Raven is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, VaxGen must comply with applicable federal and state securities laws and the rules and regulations of any stock exchange to which it becomes subject, in connection with the issuance of shares of VaxGen common stock in the merger and the filing of this proxy statement/prospectus with the Securities and Exchange Commission, or SEC.

Anticipated Accounting Treatment (Page 65)

For accounting purposes, VaxGen is considered to be acquiring Raven in this transaction. Therefore, in accordance with U.S. generally accepted accounting principles, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to Raven’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Raven will be consolidated into the results of operations of VaxGen as of the effective date of the merger. These allocations will be based upon management’s estimates and possibly in part on a third party valuation of identifiable intangible assets acquired and an evaluation of the fair value of other assets and liabilities acquired.

Appraisal Rights (Page 66)

Under Delaware law, holders of VaxGen common stock are not entitled to appraisal rights in connection with the merger.

Raven stockholders who dissent from the merger and comply with the procedural requirements of Section 262 of the DGCL, more fully described under the section entitled “Appraisal Rights” beginning on page 65, may demand payment in cash of the fair value of their shares of capital stock in lieu of the transaction consideration, if any. These rights are commonly known as “dissenters’ rights.” If the dissenting stockholder and surviving corporation do not agree on a fair value of the shares, a court of proper jurisdiction will determine the fair value upon the dissenting stockholder’s petition, which could be more than, less than or equal to the value of the merger consideration. Dissenting stockholders lose their dissenters’ rights if they fail to follow all of the procedures required by Section 262 of the DGCL.

VaxGen Proposal No. 2 —

To approve the adoption of the VaxGen’s 2008 Equity Incentive Plan, as further described beginning on page 83.

MARKET PRICE AND DIVIDEND DATA

VaxGen’s common stock began trading publicly on Nasdaq on June 29, 1999 under the symbol “VXGN.” On August 6, 2004, VaxGen announced that it had received notification from Nasdaq that its stock would discontinue trading on Nasdaq effective August 9, 2004. This action followed VaxGen’s appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004. The Nasdaq panel’s decision to delist VaxGen’s stock was based on its filing delinquency and its determination that previously filed financial statements for the years ended December 31, 2003, 2002 and 2001 should not be relied upon. VaxGen intends to apply for relisting on Nasdaq or listing on another exchange. VaxGen’s common stock is currently quoted on the Pink Sheets under the symbol “VXGN.PK.” Raven is a private company and its ordinary shares and preference shares are not publicly traded. The following table presents, for the periods indicated, the range of high and low per share sales prices for VaxGen common stock as reported on the Pink Sheets since January 1, 2005:

	VaxGen
	Common Stock
	High	Low

Fiscal 2007:
Fourth Quarter (through December 19, 2007)	$1.60	$0.41
Third Quarter	$1.85	$1.32
Second Quarter	$2.15	$1.52
First Quarter	$2.70	$1.75
Fiscal 2006:
Fourth Quarter	$4.67	$1.12
Third Quarter	$4.92	$3.18
Second Quarter	$9.09	$2.70
First Quarter	$12.20	$8.08
Fiscal 2005:
Fourth Quarter	$17.06	$7.79
Third Quarter	$15.73	$10.83
Second Quarter	$12.60	$8.25
First Quarter	$20.00	$12.20

Dividends

VaxGen has never declared or paid any cash dividends on its capital stock. VaxGen currently intends to retain any future earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of VaxGen’s Board of Directors and will depend upon its financial condition, operating results, capital requirements, covenants in VaxGen’s debt instruments and such other factors as the Board of Directors deems relevant.

Raven has never declared or paid any cash dividends on its capital stock nor does it intend to do so.

VAXGEN SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial data of VaxGen. The statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from VaxGen’s audited consolidated financial statements for the three years ended December 31, 2006 (attached to this proxy statement/prospectus as Annex F). The statement of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from VaxGen’s audited consolidated financial statements previously filed with the SEC. The statement of operations data for the nine months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2007 have been derived from VaxGen’s unaudited consolidated financial statements (attached to this proxy statement/prospectus as Annex E). The interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the unaudited financial statements. This information is only a summary and you should read the following tables in conjunction with VaxGen’s financial statements and related notes and VaxGen’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of the results to be expected in the future.

						Nine Months Ended
	Years Ended December 31,					September 30,
	2002	2003	2004(C)	2005(B)	2006(A)	2006	2007
	(In thousands, except per share amounts)					(Unaudited)

Consolidated Statements of Operations Data:
Total revenues	$3,211	$29,057	$31,395	$29,939	$14,836	$13,269	$4,798
Loss from operations	(34,768)	(19,092)	(33,060)	(67,196)	(61,848)	(46,741)	(33,404)
Net income (loss) applicable to common stockholders	(54,702)	(21,700)	(45,694)	(55,958)	37,592	11,762	(27,714)
Net income (loss) per share applicable to common stockholders:
Basic	$(3.76)	$(1.15)	$(1.78)	$(1.89)	$1.15	$0.36	$(0.84)
Diluted	(3.76)	(1.15)	(1.78)	(1.89)	1.15	0.36	(0.84)
Shares used to compute net income (loss) per share applicable to common stockholders:
Basic	14,567	18,916	25,677	29,599	32,723	32,594	33,107
Diluted	14,567	18,916	25,677	29,599	32,797	32,761	33,107

						As of
	As of December 31,					September 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)					(Unaudited)

Consolidated Balance Sheets Data:
Cash, cash equivalents and investment securities	$22,932	$28,685	$46,090	$17,026	$97,743	$77,320
Working capital	6,868	21,056	23,681	1,638	89,761	70,054
Investment in affiliate	38,513	34,561	—	17,761	—	—
Total assets	75,945	94,464	198,467	81,833	142,060	107,823
Convertible senior subordinated notes	—	—	—	29,967	30,321	30,589
Obligation to related party, non-current	34,115	31,540	—	—	—	—
Non-current obligations	—	—	57,531	—	—	—
Accumulated deficit	(127,318)	(146,438)	(192,132)	(248,090)	(210,498)	(238,212)
Stockholders’ equity	13,489	41,222	77,226	24,145	89,061	63,234

(A)	Reflects adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Refer to Note 12 in the 2006 financial statements that have been attached hereto as Annex F for further discussion. Also reflects accounting for VaxGen’s investment in Celltrion, Inc., or Celltrion, under the equity method for the six months ended June 30, 2006 and under the cost method for the six months ended December 31, 2006.

(B)	Reflects the consolidation of Celltrion from January 1, 2005 through June 30, 2005 and the deconsolidation of Celltrion effective July 1, 2005. Refer to Note 2 in the 2006 financial statements that have been attached hereto as Annex F for further discussion.

(C)	Reflects the consolidation of Celltrion under Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities (as revised), effective January 1, 2004. Refer to Note 2 in the 2006 financial statements that have been attached hereto as Annex F for further discussion.

RAVEN SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial data of Raven. The statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from Raven’s audited financial statements (attached to this proxy statement/prospectus as Annex H). The statement of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from Raven’s audited financial statements. The statement of operations data for the nine months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2007 have been derived from Raven’s unaudited financial statements (attached to this proxy statement/prospectus as Annex G). The interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the unaudited financial statements. This information is only a summary and you should read the following tables in conjunction with Raven’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Raven,” contained in this proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

								Period From January 4,
								1999 (Date of
						Nine Months Ended		Inception) to
	Years Ended December 31,					September 30,		September 30,
	2002	2003	2004	2005	2006(A)(B)	2006	2007	2007
	(In thousands)
						(Unaudited)		(Unaudited)

Consolidated Statements of Operations Data:
Total revenues	$350	$25	$454	$823	$—	$—	$563	$3,600
Loss from operations	(9,247)	(16,225)	(22,019)	(21,075)	(23,808)	(16,890)	(17,759)	(119,562)
Net loss	(9,082)	(15,792)	(22,071)	(21,222)	(23,078)	(16,282)	(17,410)	(117,690)

						As of
	As of December 31,					September 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)
						(Unaudited)

Consolidated Balance Sheets Data:
Cash, cash equivalents and investment securities	$37,123	$26,434	$14,041	$40,354	$17,412	$4,336
Working capital	36,935	25,788	10,916	36,923	14,764	675
Total assets	47,758	36,117	22,496	48,822	24,615	9,069
Non-current debt	16	1,530	5,271	3,784	1,552	399
Warrant liability	—	—	—	—	337	277
Convertible preferred stock	63,341	65,382	65,792	112,252	111,837	111,837
Accumulated deficit	(18,117)	(33,909)	(55,980)	(77,202)	(100,280)	(117,690)
Stockholders’ deficit	(17,768)	(33,537)	(55,610)	(76,887)	(98,868)	(116,137)

(A)	Reflects adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Refer to the notes in the 2006 financial statements that have been attached hereto as Annex H for further discussion.

(B)	Reflects adoption of FASB Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under FAS Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. Refer to the notes in the 2006 financial statements that have been attached hereto as Annex H for further discussion.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial information gives effect to the proposed merger between VaxGen and Raven. For accounting purposes, VaxGen is considered to be acquiring Raven in the merger. The VaxGen and Raven unaudited pro forma condensed combined balance sheet data assumes that the merger of VaxGen and Raven was consummated on September 30, 2007, and combines VaxGen’s and Raven’s historical balance sheets as of September 30, 2007. The VaxGen and Raven unaudited pro forma condensed combined statement of operations data assumes that the merger of VaxGen and Raven was consummated on January 1, 2006. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2006 combines VaxGen’s and Raven’s historical statements of operations for the year ended December 31, 2006. The unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2007 combines VaxGen’s and Raven’s historical statements of operations for the nine months ended September 30, 2007.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period. The selected unaudited pro forma condensed combined financial data for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 are derived from the unaudited pro forma condensed combined financial statements at page 94 of this proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Unaudited Pro Forma Condensed Combined Data
(In thousands, except per share
amounts)

	Twelve Months Ended	Nine Months Ended
	December 31, 2006	September 30, 2007
	(In thousands, except for per share amounts)

Statements of Operations Data:
Total revenues	$14,836	$5,361
Loss from operations	(86,156)	(51,526)
Net income (loss)	14,014	(45,487)
Net income (loss) per common share:
Basic	$0.22	$(0.70)
Diluted	$0.22	$(0.70)
Shares used in computation of net income (loss) per common share:
Basic	64,685	65,069
Diluted	64,759	65,069

As of
September 30, 2007
(In thousands)

Balance Sheet Data:
Total assets	$122,882
Total current liabilities	16,505
Notes and non-current obligations	35,931
Total stockholders’ equity	70,446

DESCRIPTION OF VAXGEN’S CAPITAL STOCK

This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, as amended, or Certificate, our certificate of designations, and all applicable provisions of Delaware law.

Our authorized capital stock consists of 65,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, $0.01 par value, of which 20,500 shares have been designated Series A 6% Cumulative Convertible preferred stock, or Series A Preferred Stock. As of October 31, 2007, there were 33,106,523 shares of common stock outstanding and no shares of Series A Preferred Stock outstanding. At the annual meeting of our stockholders to be held December 27, 2007, stockholders will be asked to approve a series of amendments to our certificate of incorporation to effect, at the discretion of our Board of Directors, a reverse split of the outstanding shares of our common stock, whereby each outstanding 4, 5 or 6 shares would be combined, converted and changed into one share of common stock with the effectiveness of one of such amendments and the abandonment of the other amendments, or the abandonment of all amendments as permitted under Section 242(c) of the Delaware General Corporation Law, to be determined by the Board of Directors prior to the 2008 annual meeting of our stockholders.

We have 65,000,000 shares of common stock and 20,000,000 shares of preferred stock authorized in the Certificate.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of VaxGen, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of the company without further action by the stockholders.

No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options, Warrants and Other Obligations to Issue Capital Stock

As of September 30, 2007, we had outstanding warrants to purchase an aggregate of 1,664,642 shares of our common stock. The warrants have a weighted-average exercise price of $9.39 per share. These warrants expire between 2009 and 2011. In addition, we had 5,551,699 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $7.78 per share; 3,793,733 shares of our common stock reserved for future grant under our 1996 Stock Option Plan; 111,038 shares of our common stock reserved for future issuance under our 1998 Directors’ Stock Option Plan; and 67,500 shares of our common stock reserved for future issuance under other plans. In addition 2,134,140 shares of our common stock are issuable upon conversion of our 5 1/2% Convertible Senior Subordinated Notes due 2010 which are convertible at any time at the option of the holder.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Delaware Takeover Statute.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Charter Documents.  Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Our certificate of incorporation also provides that as long as the Company is subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the stockholders shall not have the right to take any action by written consent. Our certificate of incorporation authorizes our Board of Directors to issue blank check preferred stock to increase the amount of outstanding shares.

Our bylaws provide that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board or the president. The bylaws also provide that stockholders seeking to bring business before an annual or special meeting must provide timely notice in writing. To be timely, a stockholder’s notice must be transmitted:

•	not less than 120 days prior to the first anniversary of the date that the proxy statement was first released to the stockholders in connection with the previous year’s annual meeting;

•	a reasonable time before we begin to print and mail our proxy materials if the date of the current year’s annual meeting has been changed by more than thirty (30) days from the date of the previous year’s meeting; or

•	not more than seven (7) days following the mailing to the stockholders of the notice of annual meeting with respect to the current year’s annual meeting, if we did not release a proxy statement to stockholders in connection with the previous year’s annual meeting, or if no annual meeting was held during such year.

The bylaws also contain specific requirements for the form of a stockholder’s notice. These provisions have anti-takeover effects that may deter a change in control of us.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services. Its address is 480 Washington Boulevard, Jersey City, N.J. 07310 and its telephone number is (800) 522-6645.

Market Listing

Shares of our common stock are quoted on the Pink Sheets electronic quotation system with a trading symbol “VXGN.PK’’ and are expected to be quoted on the OTC Bulletin Board under the symbol “VXGN.’’

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The information below reflects:

•	the historical net income (loss) and book value per share of VaxGen common stock and the historical net loss and book value per Raven common stock in comparison with the unaudited pro forma net income (loss) and book value per share after giving effect to the proposed merger of VaxGen with Raven on a purchase basis;

•	the equivalent pro forma net loss and book value per share for Raven calculated as the product of the Exchange Ratio times the combined pro forma amounts attributable to an estimated 31,961,528 shares of VaxGen common stock which would have been issued to the holders of Series D preferred stock of Raven, assuming the merger was consummated on January 1, 2006; and

•	the equivalent pro forma net loss and book value per share for the combined companies attributable to an estimated 31,961,528 shares of VaxGen common stock which would have been issued to the holders of Series D preferred stock of Raven, assuming the merger was consummated on January 1, 2006.

You should read the data below in conjunction with the respective audited financial statements and related notes of VaxGen and Raven and the unaudited pro forma condensed financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus.

Comparative Historical and Pro Forma Per Share Data

	Historical		Pro Forma
	VaxGen	Raven	Raven	Combined

Basic earnings (loss) per common share:
Year ended December 31, 2006	$1.15	$(3.41)	$0.04	$0.22
Period ended September 30, 2007	(0.84)	(0.79)	(0.12)	(0.70)
Diluted earnings (loss) per common share:
Year ended December 31, 2006	$1.15	$(3.41)	$0.04	$0.22
Period ended September 30, 2007	(0.84)	(0.79)	(0.12)	(0.70)
Book value per common share:
At December 31, 2006	$2.69	$(4.52)	n/a	n/a
At September 30, 2007	1.91	(5.23)	$0.19	$1.08

FORWARD-LOOKING INFORMATION

This registration statement includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believes,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this proxy statement/prospectus include, without limitation, statements regarding benefits of the proposed merger and future expectations concerning available cash and cash equivalents, the expected timing of the conclusion of clinical trials, the timing of regulatory filings, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this proxy statement/prospectus. Such risk factors include, among others:

•	difficulties encountered in integrating merged businesses;

•	uncertainties as to the timing of the merger, approval of the merger by the stockholders of VaxGen and Raven and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, if any;

•	the competitive environment in the life sciences industry;

•	whether the combined company can successfully develop new products and the degree to which these gain market acceptance;

•	the success and timing of our preclinical studies and clinical trials;

•	the combined company’s ability to obtain and maintain regulatory approval for their product candidates and the timing of such approvals;

•	the companies’ plans to research, develop and commercialize their product candidates;

•	regulatory developments in the United States and foreign countries; and

•	the companies’ ability to obtain and maintain intellectual property protection for their product candidates.

Actual results may differ materially from those contained in the forward-looking statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. All forward-looking statements are qualified in their entirety by this cautionary statement.

RISK FACTORS

You should consider the following factors in evaluating whether to approve the issuance of shares of VaxGen common stock in the merger. These factors should be considered in conjunction with the other information included by VaxGen and Raven in this proxy statement/prospectus.

Risks Relating to the Proposed Merger

After the merger, we will need to modify our finance and accounting systems, procedures and controls to incorporate the operations of Raven, which modifications may be time consuming and expensive to implement, and there is no guarantee that we will be able to do so.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including Section 404 of the Sarbanes-Oxley Act of 2002. Although we believe that we currently have adequate finance and accounting systems for our business on a standalone basis, after the merger we will need to upgrade the existing, and implement additional, procedures and controls to incorporate the operations of Raven. These updates may require significant time and expense, and there can be no guarantee that we will be successful in implementing them. If we are unable to complete the required modifications to our internal control over financial reporting or if our independent registered public accounting firm continues to be unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could have a material adverse effect on our stock price.

If we are not successful in integrating our organizations, we may not be able to operate efficiently after the merger.

Achieving the benefits of the merger will depend in part on the successful integration of VaxGen’s and Raven’s technical and business operations and personnel in a timely and efficient manner. The integration process requires coordination of the personnel of both companies, and involves the integration of systems, applications, policies, procedures, business processes and operations. This process may be difficult and unpredictable because of possible conflicts and differing opinions on business, scientific and regulatory matters. Moreover, the integration of the two companies will present challenges resulting from the combined company. If we cannot successfully integrate our technical and business operations and personnel, we may not realize the expected benefits of the merger.

Integrating our companies may divert management’s attention away from our operations.

The successful integration of VaxGen’s and Raven’s technical and business operations and personnel may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in clinical trial and product development programs of the combined company and could otherwise harm our business, financial condition and operating results.

We expect to incur significant costs integrating the companies into a single business.

We expect to incur significant costs integrating VaxGen’s and Raven’s technical and business operations and personnel, which include costs for:

•	employee redeployment, relocation or severance;

•	conversion of information systems;

•	combining administrative teams and processes;

•	reorganization of facilities and disposition of excess facilities; and

•	relocation or disposition of excess equipment.

If we fail to retain key employees, the benefits of the merger could be diminished.

The successful combination of VaxGen and Raven will depend, in part, on the retention of key personnel. There can be no assurance that the combined company will be able to retain its key management and scientific personnel. If we fail to retain such key employees, we may not realize the anticipated benefits of the merger.

If one or more of the product candidates in the merged company cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, then the benefits of the merger may not be realized.

The combined company will have one product candidate in clinical trials, and we plan to commence clinical trials for one additional product candidate in 2009 and one other product candidate in 2010. All of these product candidates must be rigorously tested in clinical trials, and be shown to be safe and effective before the U.S. Food and Drug Administration, or the FDA, or other regulatory authorities outside the U.S. will consider them for approval. Failure to demonstrate that one or more of our product candidates is safe and effective, or significant delays in demonstrating such safety and efficacy, could diminish the benefits of the merger. Failure to obtain marketing approval of one or more of our product candidates from appropriate regulatory authorities, or significant delays in obtaining such approval, could diminish the benefits of the merger. If approved for sale, our product candidates must be successfully commercialized. Failure to successfully commercialize one or more of our product candidates could diminish the benefits of the merger.

Because Raven stockholders will receive a fixed number of shares of VaxGen common stock in the merger, rather than a fixed value, if the market price of VaxGen common stock declines, Raven stockholders will receive consideration in the merger of lesser value.

The aggregate number of shares of common stock of VaxGen to be issued to Raven stockholders is fixed. Accordingly, the aggregate number of shares that Raven stockholders will receive in the merger will not change, even if the market price of VaxGen common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of VaxGen common stock. The market price of VaxGen common stock upon and after the consummation of the merger could be lower than the market price on the date of the Merger Agreement or the current market price.

Failure to complete the merger could adversely affect VaxGen’s stock price and VaxGen’s and Raven’s future business and operations.

The merger is subject to the satisfaction of closing conditions, including approval by VaxGen and Raven stockholders, and neither VaxGen nor Raven can assure you that the merger will be successful. In the event that the merger is not consummated, VaxGen and Raven may be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, and the payment of a termination fee under certain circumstances. If the merger is not consummated, the market price of VaxGen common stock could decline.

Completion of the merger may result in dilution of future earnings per share to the stockholders of VaxGen.

The completion of the merger may result in greater net losses or a weaker financial condition compared to that which would have been achieved by either VaxGen or Raven on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in greater losses as compared to the losses that would have been incurred by VaxGen if the merger had not occurred.

The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.

VaxGen and Raven estimate that they will incur aggregate direct transaction costs of approximately $4.5 million associated with the merger, and additional costs associated with the consolidation and integration of operations, which cannot be estimated accurately at this time. If the total costs of the merger exceed our estimates or the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

Raven executive officers and directors may have interests that are different from, or in addition to, those of Raven stockholders generally.

The executive officers and directors of Raven may have interests in the merger that are different from, or are in addition to, those of Raven stockholders generally. These interests include ownership through affiliated entities of VaxGen common stock, certain Raven directors being nominated for election to the VaxGen Board of Directors at the effective time of the merger, the adoption of new employment agreements for certain Raven executives in connection with the merger and/or the provision and continuation of indemnification and insurance arrangements for current directors of Raven following consummation of the merger. See the section entitled “Interests of Raven’s Executive Officers and Directors in the Merger” starting on page 62.

Risks Relating to VaxGen

We are not currently listed on a national exchange and cannot assure you we will ever be listed.

As a result of our failure to make timely filings of financial statements, we were delisted from Nasdaq, and our common stock is not currently listed on any national stock exchange. We have completed all delinquent filings with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act, but we have not yet applied for our common stock to be listed on a national exchange. We do not know when, if ever, this will be completed, and thus, whether our common stock will ever be listed. In addition, we cannot be certain that Nasdaq will approve our stock for relisting or that any other exchange will approve our stock for listing. In order to be eligible for relisting or listing, we must meet Nasdaq’s or another exchange’s initial listing criteria, including a minimum per share price. Our common stock is currently quoted on the Pink Sheets and is expected to be quoted on the OTC Bulletin Board.

Our business to date has been largely dependent on the success of rPA102, which was the subject of the SNS Contract that was terminated in December 2006. Although we ceased active development of rPA102 and have reduced our workforce, we may be unable to successfully manage our remaining resources, including available cash, while we seek to complete a strategic transaction.

We discontinued clinical development of rPA102 after HHS terminated our SNS Contract. In addition, in June 2007 we terminated our contract with Kaketsuken to develop a smallpox vaccine. We had previously devoted substantially all of our research, development and clinical efforts and financial resources toward the development of rPA102, and we have no product candidates in clinical or preclinical development. In connection with the termination of our clinical development of rPA102, we announced restructuring activities, including significant workforce reductions. During the nine months ended September 30, 2007, we incurred charges associated with our restructuring activities of approximately $5.4 million, which includes employee severance costs of $4.4 million and facilities-related and other expenses of $1.0 million. As a result of the termination of our SNS Contract, we evaluated strategic alternatives and retained Lazard to act as our advisor. As a result of this process, we entered into the Merger Agreement with Raven on November 12, 2007. We cannot predict whether we would be able to identify alternate strategic transactions which will either provide us with a pipeline or return value to our stockholders on a timely basis or at all. We also cannot predict whether any such transaction would be consummated on favorable terms, and anticipate that such transaction may require us to incur significant additional costs.

If we fail to manage successfully any company or product acquisitions, joint ventures or in-licensed product candidates, we may be limited in our ability to develop our product candidates and to rebuild our product candidate pipeline.

Our prior product development programs were initiated through in-licensing or collaborative arrangements. These collaborations include licensing proprietary technology from, and other relationships with, biotechnology companies and government research institutes and organizations. As part of our business strategy, we intend to continue to expand our product pipeline and capabilities through company or product acquisitions, merging or in-licensing. Any such activities will be accompanied by certain risks including:

•	exposure to unknown liabilities of acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations and personnel of acquired companies;

•	disruption of our ongoing business;

•	diversion of management’s time and attention; and

•	possible dilution to stockholders.

If our competitors successfully enter into partnering or license agreements or we are unable to reach agreement on license or partnering agreements on terms acceptable to us, we may then be precluded from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find a substitute. In addition, if we are unable to manage successfully any acquisitions, joint ventures and other collaboration opportunities, we may be limited in our ability to develop new products and therefore to continue to expand our product pipeline.

If we fail to cause our registration statement to be declared effective in accordance with agreements we have made in connection with the 2006 private placement of our common stock, or to remain effective, we may be subject to liquidated damages or liability for breach of contract.

In February 2006, we raised gross proceeds of $26.95 million through a private placement of our common stock and warrants exercisable for common stock. We agreed to register under the Securities Act of 1933, as amended, or the Securities Act, the shares of our common stock sold in this transaction, and the shares of common stock issuable upon exercise of the warrants. On October 5, 2007, we filed a registration statement for these shares. We agreed to use our best efforts to cause the registration statement to become effective in no event later than 120 days after the filing of such registration statement. We have also made other customary agreements regarding such registrations, including matters relating to indemnification, maintenance of the registration statement, payment of expenses and compliance with state “blue sky” laws. We may be liable for liquidated damages to each holder of shares sold in the private placement if the registration statement is not declared effective by the SEC on or prior to 120 days from filing; or if the registration statement (after being declared effective) ceases to be effective in a manner that violates such agreements. In this case, we may be required to pay liquidated damages. Should we become obligated to make payment of these liquidated damages, it could have a material adverse effect on our financial position and our results of operations, particularly if we become obligated to make a payment in full for all liquidated damages potentially due and payable under these agreements.

Our internal controls may be insufficient to ensure timely and reliable financial information.

We believe we need to correct deficiencies in our internal controls and procedures for financial reporting. Because of the material weaknesses described on page 172, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2006, March 31, 2007, June 30, 2007 or September 30, 2007, based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Failure to address the identified deficiencies in a timely manner might increase the risk of future financial reporting misstatements and may prevent us from being able to meet our filing deadlines with the SEC. Under the supervision of our Audit Committee, we are continuing the process of identifying and implementing corrective actions where required to improve the design and effectiveness of our internal control over financial reporting, including the enhancement of systems and procedures. Significant additional resources will be required to establish and maintain appropriate controls and procedures and to prepare the required financial and other information during this process.

Even after corrective actions are implemented, the effectiveness of our controls and procedures may be limited by a variety of risks including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	collusion of two or more people;

•	inappropriate management override of procedures; and

•	the risk that enhanced controls and procedures may still not be adequate to assure timely and reliable financial information.

If we fail to have effective internal controls and procedures for financial reporting in place, we could be unable to provide timely and reliable financial information. Additionally, if we fail to have effective internal controls and procedures for financial reporting in place, it could adversely affect our ability to comply with financial reporting requirements under future government contracts.

We may need to raise additional capital to support our operations and in order to continue as a going concern if we successfully complete the transaction with Raven, or an alternative strategic transaction.

Absent a strategic transaction, we believe that our existing cash, cash equivalents and securities available-for-sale as of September 30, 2007 will be sufficient to meet our projected operating requirements through at least December 31, 2008. In addition to our workforce reductions and the termination of our rPA102 and smallpox development activities, we announced that we were exploring strategic alternatives, and as a result on November 12, 2007 entered into the Merger Agreement with Raven. Our restructuring measures implemented to date and our proposed strategic transaction may disappoint investors and further depress the price of our common stock and the value of an investment in our common stock thereby limiting our ability to raise additional funds.

We will require substantial funds to conduct development activities if we acquire additional products or companies or consummate this or other strategic transactions. Our ability to conduct the required development activities related to any new product candidates will be significantly limited if we are unable to obtain the necessary capital. We may seek to raise additional funds through the sale of equity or debt to meet our working capital and capital expenditure needs. We do not know, however, whether additional financing will be available when needed, or whether it will be available on favorable terms or at all. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.

As a result of the reductions in our workforce that we announced in January, May and September 2007, we may not be successful in retaining key employees and in attracting qualified new employees as required in the future. If we are unable to retain our management, scientific staff and scientific advisors or to attract additional qualified personnel, our ability to rebuild our business will be seriously jeopardized.

In January 2007, we implemented a restructuring resulting in the reduction of our workforce by approximately 51%. In May 2007, we announced the discontinuation of any further development activities with respect to rPA102 and a corporate restructuring plan that included a reduction in our workforce to fewer than 70 employees. In September 2007, we further reduced our workforce to fewer than 30 employees. Competition among biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may experience further reductions in force due to voluntary employee resignations and a diminished ability to recruit new employees. We may be unable to attract or retain key personnel on acceptable terms, if at all.

If we fail to meet our obligations under the 5 1/2% Convertible Senior Subordinated Notes due 2010, or Notes, our payment obligations may be accelerated.

The Notes have the following features:

•	require semi-annual payment of interest in cash at a rate of 5 1/2%;

•	convert, at the option of the holder, into shares of our common stock at an initial conversion price of approximately $14.76 per share, subject to adjustment;

•	will be provisionally redeemable at our option in cash upon the occurrence of certain circumstances, including among others, that the closing price of VaxGen common stock exceeds $22.14 per share, subject to adjustment, for at least 20 trading days within a period of 30 consecutive trading days;

•	if a change in control, as defined in the indenture, occurs on or prior to the stated maturity of the Notes, the holders of the Notes may require us to repurchase the Notes and pay a make-whole premium to the holders of the Notes. If the holders request such a repurchase, we or the successor entity may choose to pay in cash, common stock or a combination of cash and common stock; and

•	constitute senior subordinated obligations.

Under the terms of the Notes, if certain events occur, including, without limitation, our failure to pay any installment of principal or interest due under the Notes, then the holders may, among other things, elect to accelerate our obligations under the Notes and declare the outstanding principal balance of the Notes and accrued but unpaid interest thereon immediately due and payable. In the event that the holders declare the Notes immediately due and payable or seek to foreclose on any of our assets, it would have a material adverse effect on our financial position and we may not have sufficient cash to satisfy our obligations.

Our indebtedness could adversely affect our financial health, limit our cash flow available to invest in the ongoing requirements of our business and adversely affect the price of our common stock.

Our existing indebtedness consists of $31.5 million in Notes. This indebtedness, and any future indebtedness we may incur, could have important consequences, including:

•	making it more difficult for us to satisfy our financial and payment obligations, or to refinance maturing indebtedness;

•	making us more vulnerable to a downturn in the economy or our business;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	requiring application of a significant portion of our cash flow from operations to the payment of debt service costs, which would reduce the funds available to us for our operations;

•	limiting our flexibility in planning for, or reacting to, changes in our industry, business and markets; and

•	placing us at a competitive disadvantage to the extent we are more highly leveraged than some of our competitors.

We may incur significant additional indebtedness in the future to fund our continued operations or future acquisitions. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase. We may be required to repurchase the Notes if certain change-in-control events occur.

We have only a limited operating history and we expect to continue to generate operating losses.

To date, we have engaged primarily in research, development and clinical testing. Since our inception in 1995, our operations have not been profitable, and we cannot be certain that we will ever achieve or sustain operating profitability. At September 30, 2007, we had an accumulated deficit of $238 million. Developing any future product candidates will require significant additional research and development, including non-clinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future.

Biopharmaceutical product development is a long, expensive and uncertain process and the approval requirements for many products are still evolving. If we are unable to successfully develop and test product candidates in accordance with such requirements, our business will suffer.

We are subject to rigorous and extensive regulation by the FDA and comparable foreign regulatory authorities for any product candidates we may develop. In the United States, our potential product candidates would likely be regulated by the FDA as biological drug products, known as Biologics. In order to obtain approval from the FDA to market our product candidates, we will be required to submit to the FDA a Biologics License Application, or BLA, which must include both preclinical and clinical trial data as prescribed by the FDA’s current regulatory criteria, as well as extensive data regarding the manufacturing procedures and processes for the product candidates. Ordinarily, the FDA requires a sponsor to support a BLA application with substantial evidence of the product’s safety and effectiveness in treating the targeted indication based on data derived from adequate and well-controlled clinical trials, including Phase 3 efficacy trials conducted in patients with the disease or condition being targeted.

We cannot predict whether we will obtain regulatory approval for any product candidates pursuant to these provisions. We may fail to obtain approval from the FDA or foreign regulatory authorities, or experience delays in obtaining such approvals, due to varying interpretations of data or failure to satisfy current safety, efficacy and quality control requirements. Further, our business is subject to substantial risk because the FDA’s current policies may change suddenly and unpredictably and in ways that could impair our ability to obtain regulatory approval of product candidates. We cannot guarantee that the FDA will approve product candidates on a timely basis or at all.

Delays in successfully completing any clinical trials we may conduct could jeopardize our ability to obtain regulatory approval or market our potential product candidates on a timely basis.

If we resume development of any potential product candidates, our business prospects may depend on our ability to complete patient enrollment in clinical trials, to obtain satisfactory results, to obtain required regulatory approvals and to successfully commercialize our product candidates. Product development to show adequate evidence of effectiveness in animal models and safety and immune response in humans is a long, expensive and uncertain process, and delay or failure can occur at any stage of our non-clinical studies or clinical trials. Any delay or significant adverse clinical events arising during any of our clinical trials could force us to abandon a product candidate altogether or to conduct additional clinical trials in order to obtain approval from the FDA or other regulatory body. These development efforts and clinical trials are lengthy and expensive, and the outcome is uncertain. Completion of any clinical trials we may commence, announcement of results of the trials and our ability to obtain regulatory approvals could be delayed for a variety of reasons, including:

•	slower-than-anticipated enrollment of volunteers in the trials;

•	lower-than-anticipated recruitment or retention rate of volunteers in the trials;

•	serious adverse events related to the product candidates;

•	unsatisfactory results of any clinical trial;

•	the failure of our principal third-party investigators to perform our clinical trials on our anticipated schedules; or

•	different interpretations of our preclinical and clinical data, which could initially lead to inconclusive results.

Our development costs will increase if we have material delays in any clinical trial or if we need to perform more or larger clinical trials than planned. If the delays are significant, or if any of our product candidates do not prove to be safe or effective or do not receive required regulatory approvals, our financial results and the commercial prospects for our product candidates will be harmed. Furthermore, our inability to complete our clinical trials in a timely manner could jeopardize our ability to obtain regulatory approval.

If we fail to comply with extensive regulations enforced by domestic and foreign regulatory authorities both before and after we obtain approval of our future product candidates, the commercialization of our future product candidates could be prevented, delayed or suspended.

Product candidates are subject to extensive government regulations related to development, testing, manufacturing and commercialization in the United States and other countries. Our potential product candidates have not received required regulatory approval from the FDA to be commercially marketed and sold in the United States. Our future product candidates have not received required regulatory approval from foreign regulatory agencies to be commercially marketed and sold. The process of obtaining and complying with FDA, other governmental and foreign regulatory approvals and regulations is costly, time consuming, uncertain and subject to unanticipated delays. Despite the time and expense exerted, regulatory approval is never guaranteed.

We also are subject to the following regulatory risks and obligations, among others:

•	the FDA or foreign regulators may refuse to approve an application if they believe that applicable regulatory criteria are not satisfied;

•	the FDA or foreign regulators may require additional testing for safety and effectiveness;

•	the FDA or foreign regulators may interpret data from non-clinical testing and clinical trials in different ways than we interpret them;

•	if regulatory approval of a product is granted, the approval may be limited to specific indications or limited with respect to its distribution. In addition, many foreign countries control pricing and coverage under their respective national social security systems;

•	the FDA or foreign regulators may not approve our manufacturing processes or manufacturing facilities;

•	the FDA or foreign regulators may change their approval policies or adopt new regulations;

•	even if regulatory approval for any product is obtained, the marketing license will be subject to continual review, and newly discovered or developed safety or effectiveness data may result in suspension or revocation of the marketing license;

•	if regulatory approval of the product candidate is granted, the marketing of that product would be subject to adverse event reporting requirements and a general prohibition against promoting products for unapproved or “off-label” uses; and

•	in some foreign countries, we may be subject to official release requirements that require each batch of the product we produce to be officially released by regulatory authorities prior to its distribution by us.

Failure to comply with the regulatory requirements of the FDA and other applicable foreign regulatory bodies may subject us to administrative or judicially imposed sanctions, including:

•	warning letters;

•	civil penalties;

•	criminal penalties;

•	injunctions;

•	product seizure or detention, including any products that we manufacture;

•	product recalls;

•	total or partial suspension of production; and

•	suspension or revocation of the marketing license.

We may be subject to ongoing regulatory review and periodic inspection and approval of manufacturing procedures and operations, including compliance with cGMP regulations.

The manufacturing methods, equipment and processes used by us and any future subcontractors must comply with the FDA’s current Good Manufacturing Practices, or cGMP, regulations. The cGMP requirements govern, among other things, recordkeeping, production processes and controls, personnel and quality control. The FDA must approve the facilities used to manufacture our products before they can be used to commercially manufacture our products and these facilities are subject to ongoing and periodic inspections. If we or our subcontractors fail to comply with cGMP requirements, or fail to pass a pre-approval inspection of our manufacturing facility, we may not receive regulatory approval for any future product candidates. In addition, preparing a manufacturing facility for commercial manufacturing may involve unanticipated delays and the costs of complying with the cGMP regulations may be significant. Any material changes we make to our manufacturing processes after we obtain approval of a product may require approval by the FDA, state or foreign regulatory authorities.

Our future product development efforts may not yield marketable products due to results of studies or trials, failure to achieve regulatory approvals or market acceptance, proprietary rights of others or manufacturing issues.

Our success depends on our ability to successfully acquire, develop and obtain regulatory approval to market new biopharmaceutical products. Development of a product requires substantial technical, financial and human resources. Our potential products may appear to be promising at various stages of development yet fail to reach the market for a number of reasons, including:

•	the lack of adequate quality or sufficient prevention benefit, or unacceptable safety during preclinical studies or clinical trials;

•	their failure to receive necessary regulatory approvals;

•	the existence of proprietary rights of third parties; or

•	the inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards.

We may fail to protect our intellectual property or may infringe on the intellectual property rights of others, either of which could harm our business.

If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology in competitive products. If we infringe on the intellectual property rights of others, we may be prevented from developing or marketing our product candidates. We rely on patent and other intellectual property protection to prevent our competitors from manufacturing and marketing our product candidates. Given the rights retained and licenses granted to the U.S. government with regard to our anthrax vaccine candidate, to the extent that the U.S. government or foreign governments or organizations procuring vaccines through treaties or agreements with the U.S. government constitute the primary market for any of our products, the licenses granted by the U.S. government may not provide us with a competitive advantage.

In addition, under our U.S. government contracts, we have a duty to disclose each invention that we conceive or reduce to practice in performing the agreement, and if we wish to retain title to such invention, we must affirmatively elect to do so. If we fail to strictly follow these disclosure requirements, the U.S. government could take title to such inventions and preclude us from using them. For each invention to which we retain title, the U.S. government has both a worldwide, irrevocable, royalty-free license to practice or have practiced such invention on behalf of the U.S. government, and certain “march-in” rights pursuant to which the U.S. government could require us to license the invention that we own to third parties, including our competitors.

Technology that we may acquire or license in the future, if any, will be protected from unauthorized use by others only to the extent that it is covered by valid and enforceable patents, or effectively maintained as trade secrets and exclusively licensed to us. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the scope and breadth of patent claims that may be afforded to other companies’ patents. In addition, we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate these suits, even in such instances in which the outcome is favorable to us.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any patents issued to us or licensed from the U.S. Army Medical Research Institute of Infectious Diseases, or USAMRIID, or other parties, or that we may license in the future, if any, will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we or any of our current or future licensors will adequately protect trade secrets; or

•	we will develop additional proprietary technologies that are patentable; or the patents of others will not have a material adverse effect on our business.

We cannot be certain that patents issued to us in the future, if any, or that we may license in the future, if any, will be enforceable and afford protection against competitors. In this regard, the U.S. government has the right to use, for or on behalf of the U.S. government, any technologies developed by us under our U.S. government contracts and we cannot prohibit third parties, including our competitors, from using those technologies in providing products and services to the U.S. government. Accordingly, under our license agreement with USAMRIID granting us an exclusive license to commercialize the anthrax vaccine, the U.S. government retains a license for any federal government agency to practice USAMRIID’s anthrax-related inventions, by or on behalf of the government, thereby allowing the use of the inventions in support of government contracts with other parties, including our competitors.

Moreover, we could lose the USAMRIID license if the U.S. government terminates the license if we or any of our sublicensees:

•	fail to diligently develop a vaccine product in accordance with the development plan described in the agreement;

•	materially breach the agreement;

•	make a materially false statement (or fail to provide required information) in a plan or report required under the agreement;

•	fail to make payments required under the agreement; or

•	file for bankruptcy.

In addition, we cannot assure you that our operations or technology will not infringe intellectual property rights of others. The United States Patent and Trademark Office keeps United States patent applications confidential while the applications are pending. As a result, we cannot determine which inventions third parties claim in pending patent applications that they have filed. We may need to engage in litigation to defend or enforce our patent and license rights or to determine the scope and validity of the proprietary rights of others. If we infringe the intellectual property of others, there can be no assurance that we would be able to obtain licenses to use the technology on commercially reasonable terms or at all. Failure to obtain licenses could force us to cease development or sale of a product candidate.

We face competition from several companies with greater financial, personnel and research and development resources than ours.

Our competitors are developing product candidates which could compete with those we may develop in the future. Our commercial opportunities will be reduced or eliminated if our competitors develop and market products for any of the diseases that we target that:

•	are more effective;

•	have fewer or less severe adverse side effects;

•	are more adaptable to various modes of dosing;

•	are easier to store or transport;

•	are easier to administer; or

•	are less expensive than the product candidates we develop.

Even if we are successful in developing effective products and obtain FDA and other regulatory approvals necessary for commercializing them, our products may not compete effectively with other successful products. Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, making our products obsolete, or that are marketed before any products we develop are marketed.

Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts, as well as universities and public and private research institutions. Many of the organizations competing with us may have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals, and greater marketing capabilities than we do.

Natural disasters, including earthquakes, may damage our facilities.

Our corporate and manufacturing facilities are primarily located in California. Our facilities in California are in close proximity to known earthquake fault zones. As a result, our corporate, research and manufacturing facilities are susceptible to damage from earthquakes and other natural disasters, such as fires, floods and similar events. Although we maintain general business insurance against fires and some general business interruptions, there can be no assurance that the scope or amount of coverage will be adequate in any particular case.

Our use of hazardous materials and chemicals require us to comply with regulatory requirements and exposes us to potential liabilities.

Our research and development may involve the controlled use of hazardous materials and chemicals. We are subject to federal, state, local and foreign laws governing the use, manufacture, storage, handling and disposal of such materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines. These damages could exceed our resources and any applicable insurance coverage. In addition, we may be required to incur significant costs to comply with regulatory requirements in the future.

We may become subject to product liability claims, which could result in damages that exceed our insurance coverage.

We face an inherent risk of exposure to product liability suits in connection with product candidates tested in human clinical trials or sold commercially. We may become subject to a product liability suit if any product candidate we develop causes injury, or if individuals subsequently become infected or otherwise suffer adverse effects from our product candidates. If a product liability claim is brought against us, the cost of defending the claim could be significant and any adverse determination could result in liabilities in excess of our insurance coverage. We maintained product liability insurance, including clinical trial liability, in the amount of $10.0 million for our programs up until March 2007, when the programs were suspended. We have an extended reporting period for claims that may arise under this coverage. We cannot be certain that additional insurance coverage, if required, could be obtained on acceptable terms, if at all.

We may be subject to claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

As is commonplace in the biotechnology industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We are not compliant with Section 404 under the Sarbanes-Oxley Act of 2002.

Section 404 under the Sarbanes-Oxley Act of 2002 requires that we perform an assessment of our internal control over financial reporting, and engage our independent registered public accounting firm to perform an audit of our internal control over financial reporting. We were required to complete the assessment as to the adequacy of our internal control over financial reporting as of December 31, 2006, 2005 and 2004.

Although we completed our assessments in 2006 and 2005, given our focus on completing and filing our financial statements for those years, we did not have sufficient time nor did we provide sufficient time to our independent registered public accounting firm to complete our and their 2004 respective responsibilities before December 31, 2004. Our independent registered public accounting firm concluded that we failed to complete the required 2004 assessment as to the effectiveness of our internal control over financial reporting, and they were unable to complete their required audit of internal control over financial reporting. Accordingly, they disclaimed an opinion as to the effectiveness of our internal control over financial reporting as of December 31, 2004.

We do not believe that the SEC has provided guidance as to the effect of such a disclaimer. Having received such a disclaimer, our Annual Report on Form 10-K for the year ended December 31, 2004, may be deemed to be deficient by the SEC. If our 2004 10-K were deemed to be deficient, the SEC may conclude that we are in violation of Sections 13 and 15(d) of the Exchange Act.

Our operating results may be adversely impacted by recently adopted changes in accounting for stock options.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or FAS 123R, in December 2004. FAS 123R, which we implemented effective January 1, 2006, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. The future impact of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. We use the Black-Scholes option pricing model as allowed under FAS 123R to determine the fair value.

Risks Related to VaxGen Common Stock

Our stockholders could experience substantial dilution as a result of the issuance of additional shares of common or preferred stock.

Our Board of Directors has the authority to establish the designation of almost 20,000,000 shares of preferred stock that are convertible into common stock without any action by our stockholders, and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. In February 2006, we raised net proceeds of $25.2 million through a private placement of 3.5 million shares of common stock at $7.70 per share to a group of accredited institutional investors. We also issued to the investors five-year warrants initially exercisable to purchase 699,996 shares of common stock at an exercise price of $9.24 per share. Because we did not file all of our delinquent periodic reports with the SEC by January 31, 2007, the warrants became exercisable for an additional 699,988 shares of common stock, at a price of $9.24 per share. We may raise additional funds through public or private offerings of our preferred stock or our common stock, or through issuance of debt securities that are convertible into shares of our common stock. The issuance of additional shares of our common stock, or conversion of preferred stock or debt securities into shares of common stock, would further dilute the percentage ownership of our stockholders.

Shares of our common stock eligible for future sale may adversely affect the market for our common stock.

Shares of our common stock issued in a private placement February 2006 are being registered for resale under a registration statement filed with the SEC. In addition, pursuant to Rule 144, generally, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one year holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a two year holding period, such as certain of those stockholders who purchased shares of our common stock in our November 2004 private placement or Notes convertible into shares of our common stock in our 2005 private placement of the Notes. Any substantial sale of our common stock under effective resale registration statements or pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our securities.

Our stock price is likely to be volatile.

Currently, our common stock is traded over the counter, or OTC, and is quoted on the Pink Sheets electronic quotation service. Stocks traded OTC typically are subject to greater volatility than stocks traded on stock exchanges, such as the Nasdaq Global Market or the Nasdaq Capital Market, due to the fact that OTC trading volumes are generally significantly less than those on stock exchanges. This lower volume may allow a relatively few number of stock trades to greatly affect the stock price. The trading price of our common stock has been and is likely to continue to be extremely volatile. For example, between August 9, 2004 and November 30, 2007, the closing price of our common stock, as quoted on the Pink Sheets, has ranged from a high of $18.55 per share to a low of $0.45 per share.

Our stock price could continue to be subject to wide fluctuations in response to a variety of factors, including:

•	timing and consistency of filing financial statements;

•	announcements or speculation about any strategic transactions we may enter into;

•	failure to win future government contracts and government activities relating to prior contracts;

•	adverse results or delays in clinical trials;

•	delays in our product development efforts;

•	real or perceived safety issues with any of our product candidates;

•	failure to obtain or maintain required regulatory approvals;

•	changes in financial estimates by securities analysts and our failure to meet or exceed such estimates;

•	rumors about our business prospects, product development efforts or the progress, timing and completion of our clinical trials;

•	new products or services offered by us or our competitors or announcements relating to product developments by our competitors;

•	issuances of debt or equity securities;

•	issuances of securities or the expectation of the issuance of securities as part of a merger or other strategic transaction;

•	actual or expected sales by our stockholders of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general and biotechnology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against companies. If we face securities litigation in the future, even if it is without merit or unsuccessful, it would result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on our business.

We have no history of paying dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance our growth. If we decide to pay dividends to the holders of our common stock, such dividends may not be paid on a timely basis.

Our charter documents and Delaware law may discourage an acquisition of VaxGen.

Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our Board of Directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock. Our charter and by-laws also provide that special stockholders meetings may be called only by our Chairman of the Board of Directors, by our Secretary at the written request of the chairman or by our Board of Directors, with the result that any third-party takeover not supported by the Board of Directors could be subject to significant delays and difficulties.

Risks Relating to Raven

Raven is at an early stage of development as a company, and it does not have and may never have significant revenues.

Raven is at an early stage of development. Raven has been engaged in the research and development of MAb products for the treatment of cancer since its inception on January 4, 1999. Raven does not anticipate earning significant revenues from the sale of products for a number of years, although Raven has entered into, and in the future may enter into, collaborative agreements that provide for the potential payment of research fees, licensing fees, milestone payments and royalties to Raven. During the years ended December 31, 2002; December 31, 2003; December 31, 2004; December 31, 2005; and December 31, 2006 Raven recognized revenue of $350,000, $25,000, $454,414, $822,586, and $0, respectively, under collaborative agreements. For the cumulative period from January 4, 1999 (date of inception) to December 31, 2006, Raven recognized revenue under collaborative agreements of $3,037,000. Raven may not receive any additional revenues under these collaborative agreements as payment is dependent upon its collaborators reaching certain milestones.

Raven has a history of operating losses, and it may never become profitable.

Raven incurred significant operating losses in each of its fiscal years since inception. Raven’s losses have resulted principally from the costs of its research and development activities. Its cumulative net loss through December 31, 2006 is $100.3 million and through September 30, 2007 is $117.7 million. As of December 31, 2006 Raven had an accumulated deficit of $100.3 million and through September 30, 2007 of $117.7 million. Raven may never achieve profitability. To become profitable, Raven must successfully develop, obtain regulatory approval for, manufacture and market its products, either alone or with collaborators.

Raven will need to raise additional capital before it can complete the development of its initial product.

To date, Raven’s sources of cash have been primarily limited to the sale of its preferred stock. Raven anticipates that its existing cash will permit it to complete the current Phase 1-2a clinical study of its initial product, RAV12, and to fund its anticipated operations until such time as the proposed merger is concluded.

Further, Raven will require additional capital over the next several years to conduct additional required clinical studies of RAV12 and any other products that it may develop, to continue its research and product and technology development efforts and to commercialize our products. Raven anticipates that future revenues, if any, will not be adequate to fund its operating plan, including increased research and development spending, and that additional funds will need to be raised. Additional funds may not be available on terms acceptable to Raven, or at all. If adequate additional funds are not available, or are available only on unacceptable terms, Raven will have to substantially reduce or eliminate expenditures for clinical studies, development and commercialization of its proposed products and future technology programs or try to obtain funds through arrangements with collaborators. Collaborative arrangements may require Raven to relinquish rights to certain of its technologies or products that it otherwise would not consider relinquishing and may be on terms that are less favorable than might be otherwise available.

Raven may experience delays in its clinical trials that could adversely affect its financial position and its commercial prospects.

Raven’s initial Phase 1-2a clinical trial with RAV12 commenced in December 2004. Raven cannot be certain if or when its currently planned clinical trials will be completed, if at all. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical trial sites, the eligibility criteria for the trial, competing clinical trials, and new drugs approved for the conditions we are investigating. Raven’s product development and manufacturing costs will also increase if it needs to perform more or larger clinical trials than are currently planned. Any delays in starting or completing Raven’s clinical trials will delay its ability to generate revenue from product sales and Raven may have insufficient capital resources to support its operations. Even if Raven does have sufficient capital resources, its ability to become profitable will be delayed.

Adverse events in Raven’s clinical trials may force it to stop development of its product candidates or prevent regulatory approval of its product candidates.

Raven’s product candidates may produce unanticipated serious adverse events. Occurrence of these adverse events could interrupt, delay, or halt clinical trials of Raven’s product candidates and could result in the FDA or other regulatory authorities denying approval of Raven’s product candidates for any or all targeted indications. An independent data safety monitoring board, the FDA, other regulatory authorities, or Raven may suspend or terminate clinical trials at any time. Raven cannot make assurances that any of its product candidates will prove safe for human use.

If Raven’s product candidates do not meet safety or efficacy endpoints in clinical evaluations, they will not receive regulatory approval, and Raven will be unable to market them.

The regulatory approval process is extremely expensive, takes many years and the timing or any approval cannot be accurately predicted. If Raven fails to obtain regulatory approval for its current or future product candidates, Raven will be unable to market and sell products and, therefore, may never be profitable.

The FDA and other regulatory agencies can delay, limit, or deny approval for many reasons, including:

•	a product candidate may not be safe or effective;

•	the manufacturing processes or facilities Raven has selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require Raven to do additional work.

Any delay in, or failure to receive or maintain approval for any of Raven’s products could prevent it from ever generating meaningful revenues or achieving profitability.

If Raven is unable to enter into an agreement with a collaborator to market its initial product, Raven may not be able to establish its own sales and marketing force and may not be able to effectively market its product.

Raven’s strategy for developing its initial product, RAV12, includes entering into a collaboration agreement with another company that can commercialize the product. Raven may wish to enter into agreements with new collaborators for development and commercialization of additional products. Raven may not be able to establish these collaborations, and it cannot guarantee that any collaboration will be on commercially acceptable terms.

Raven faces substantial competition, which may result in its competitors discovering, developing or commercializing products before or more successfully than Raven does.

Raven’s product candidates face competition with existing and new products being developed by biotechnology, medical device and pharmaceutical companies, as well as universities and other research institutions. For example, research in the fields of antibody-based therapeutics for the treatment of cancer and inflammatory disease is highly competitive. A number of entities are seeking to identify and patent antibodies, potentially active proteins and other potentially active compounds without specific knowledge of their therapeutic function. Raven’s competitors may discover, characterize and develop important therapeutic molecules or genes in advance of Raven.

Many of Raven’s competitors have substantially greater capital resources, research and development staffs and facilities than Raven has. Efforts by other biotechnology, medical device and pharmaceutical companies could render Raven’s programs or products uneconomical or result in therapies superior to those that Raven develops alone or with a collaborator. For those programs that Raven has selected for further internal development, it faces competition from companies that are more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly and at a lower cost. For those programs that are subject to a collaboration agreement, competitors may discover, develop and commercialize products, which render Raven’s products uncompetitive or obsolete. Raven expects competition to intensify in antibody research as technical advances in the field are made and become more widely known.

If Raven is unable to protect its proprietary technology, it may not be able to compete effectively.

Raven’s success depends in part on its ability to obtain and enforce patent protection for its products, both in the United States and other countries, thus preventing its competitors from developing, manufacturing and marketing products based upon its technology. The scope and extent of patent protection for Raven’s product candidates is uncertain. Raven cannot predict the breadth of claims that will be allowed and issued in patents related to biotechnology or pharmaceutical applications. Also, Raven’s patent protection may not prevent others from developing competitive products using related or other technology. Regardless of the breadth of claims allowed in Raven’s patents, they will not provide a meaningful advantage if a competitor develops a product that is more effective or safer than Raven’s. A number of companies, universities and research institutions have filed patent applications or received patents in the areas of monoclonal antibodies, cancer stem cells, conditioned cell immunization, and other fields relating to Raven’s programs. Some of these applications or patents may be competitive with Raven’s applications or contain material that could prevent the issuance of its patents or result in a significant reduction in the scope of Raven’s issued patents.

If a patent has issued, Raven cannot predict how any claims will be construed or enforced. The scope, enforceability and effective term of patents can be highly uncertain and often involve complex legal and factual questions and proceedings. No consistent policy has emerged regarding the breadth of claims in biotechnology patents, so that even issued patents may later be modified or revoked by the relevant patent authorities or courts. These proceedings could be expensive, last several years, and either prevent issuance of additional patents to Raven or result in a significant reduction in the scope or invalidation of Raven’s patents. Any limitation in claim scope could reduce Raven’s ability to develop product candidates or negotiate future collaborative research and development agreements based on these patents. In addition, statutory differences between countries may limit the protection Raven can obtain on some of its inventions outside of the United States. The issuance of a patent in one country does not assure the issuance of a patent with similar claim scope in another country, and claim interpretation and infringement laws vary among countries, so Raven is unable to predict the extent of patent protection in any country. Further, in order to protect or enforce Raven’s patent rights, Raven may need to initiate patent or intellectual property litigation against third parties. Lawsuits would be expensive, take significant time, and would divert management’s attention from other business concerns. Lawsuits could result in the invalidation or a limitation in the scope of or forfeiture of rights associated with Raven’s patents or other intellectual property.

In addition to patent protection, Raven also relies on copyright protection, trade secrets, know-how and licensing of other technology from third parties. To maintain the confidentiality of trade secrets and proprietary information, Raven generally enters into confidentiality agreements with its employees, consultants and its collaborators upon commencement of a relationship. In order to protect or enforce Raven’s trade secrets, copyrights and proprietary information rights, Raven may need to initiate proceedings against third parties. Lawsuits would be expensive, take significant time, and would divert management’s attention from other business concerns. Lawsuits could result in the invalidation or limitation in the scope of or forfeiture of rights associated with Raven’s trade secrets, copyrights and proprietary information rights.

Raven is dependent on several key employees and may not be able to complete the development of products if those key employees are no longer with Raven.

Raven is highly dependent upon the efforts and scientific know-how of its senior management and scientific team. In addition, Raven’s success will depend, in part, on its ability to identify, attract and retain qualified managerial and scientific personnel. There is intense competition for qualified personnel in Raven’s industry. Raven may not be able to continue to attract and retain personnel with the advanced technical qualifications or managerial expertise necessary for the development of its business and its planned expansion into areas and activities requiring additional expertise, such as regulatory affairs and compliance, production and marketing.

Raven will depend on its collaborators and third-party manufacturers to produce its products under development, including RAV12, and if these third parties do not successfully manufacture these products Raven’s business will be harmed.

Raven has no in-house manufacturing facilities or capabilities for manufacture of clinical or commercial material. In order to continue to develop product candidates, apply for regulatory approvals, and commercialize our products, Raven will be dependent on contract manufacturers to manufacture products in clinical and commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner.

The manufacture of Raven’s product candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products. If supplies of any of Raven’s product candidates or related materials become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by Raven and its collaborators could be seriously delayed.

Ongoing support supplies of Raven’s product candidates for Phase 2 and Phase 3 clinical trials is dependent on Raven’s ability to form and maintain productive strategic collaborations to support large-scale clinical and commercial manufacturing at a contract manufacturer. The cost of large-scale manufacturing for some of Raven’s products may be prohibitively expensive. Without these collaborations, Raven will not have the resources or funds to commercialize our products.

To the extent that Raven, or its collaborators, seek to enter into manufacturing arrangements with third parties, Raven and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations.

Contract manufacturers may:

•	breach their manufacturing agreements because of factors beyond Raven’s control; or

•	terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for Raven.

Raven is subject to ongoing regulatory review and periodic inspection and approval of manufacturing procedures and operations, including compliance with cGMP regulations.

Contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with current good manufacturing practices and other governmental regulations and corresponding foreign standards. Failure of contract manufacturers or Raven’s collaborators or Raven to comply with applicable regulations could result in sanctions being imposed, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of Raven’s product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect Raven’s business. If Raven needs to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance. This would involve testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards.

If third-party manufacturers fail to perform their obligations, Raven’s competitive position and ability to generate revenue may be adversely affected in a number of ways, including:

•	Raven and its collaborators may not be able to initiate or continue clinical trials of products that are under development;

•	Raven and its collaborators may be delayed in submitting applications for regulatory approvals for Raven’s product candidates; and

•	Raven and its collaborators may not be able to meet commercial demands for any approved products.

There are inherent risks in the development and manufacture of any pharmaceutical.

Raven’s development and manufacture of pharmaceuticals entails many risks, including the following:

•	Raven’s competitors may develop and market therapeutic products for cancer that are less expensive, more effective or safer than our product candidates;

•	the development, marketing, and sale of pharmaceutical products have inherent risks, and Raven may not be successful in bringing a product to market or in commercializing a product;

•	the development and commercialization of products for the treatment of human disease is highly regulated, causing Raven’s operating costs to be higher and increasing the risk that Raven will not be successful in developing and marketing RAV12 or any other products;

•	Raven does not have any marketing and sales employees or any experience in marketing products;

•	the testing, manufacturing and marketing of Raven’s technology and products entail an inherent risk of product liability claims, and Raven may be liable for damage that its product causes; and

•	Raven may incur significant costs in order to comply with environmental regulations or to defend claims arising from accidents involving the use of hazardous materials.

Raven has limited control over outside researchers, scientific advisors and consultants and their activities.

Raven has relationships with scientists and researchers at academic and other research and healthcare institutions. These scientists and researchers are not employees of Raven and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Raven. As a result, Raven has limited control over their activities and, except as otherwise required by Raven’s collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to Raven’s activities. Raven’s academic collaborators and scientific advisors may have relationships with other commercial entities, some of which may, currently or in the future, compete with Raven. In general, the academic collaborators and scientific advisors sign agreements that provide for confidentiality of Raven’s proprietary information and results of studies. However, notwithstanding these agreements, Raven may not be able to maintain the confidentiality of its technology and other confidential information in connection with every research agreement, academic collaboration or advisory arrangement.

THE COMPANIES

VaxGen, Inc.

We are a biopharmaceutical company focused on the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease. We were incorporated in 1995 and formed to complete the development of an investigational recombinant protein vaccine intended to prevent infection by human immunodeficiency virus. In 2002, we broadened our product development portfolio to include biodefense vaccines also.

On August 6, 2004, we announced that we had received notification from the Nasdaq National Market, now the Nasdaq Global Market, or Nasdaq, that our stock would discontinue trading on Nasdaq effective August 9, 2004. This action followed our appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004, respectively. We became current again in our filing of reports with the SEC on October 4, 2007.

In September 2002, we were awarded a $20.9 million cost-plus contract, or 2002 Anthrax Contract, from NIAID to develop a new anthrax vaccine candidate and to create a feasibility plan for how we would manufacture an emergency stockpile of 25 million doses of the vaccine. On September 30, 2003, NIAID awarded us a second cost-plus contract, or 2003 Anthrax Contract, valued at $80.3 million for the advanced development of our anthrax vaccine candidate, collectively referred to as the Anthrax Contracts.

In November 2004, we were awarded a contract for $877.5 million to provide 75 million doses of rPA102, to the SNS for civilian defense. In November 2006, we received a clinical hold notification from the FDA that postponed the initiation of the second Phase 2 trial for rPA102. On December 19, 2006, HHS terminated the SNS Contract. HHS based the decision on its determination that we “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required us to initiate a clinical trial of the vaccine candidate by December 18, 2006. Following the HHS decision, we ceased actively developing rPA102, scaled back our biodefense activities and pursued and other alternatives.

In December 2006, we announced the termination of the SNS Contract by HHS. As a result, we implemented a reduction in force, or RIF, in January 2007. The cash outflow of the January RIF was $2.8 million and $0.5 million during the three months ended March 31, 2007 and June 30, 2007, respectively, and $0.3 million thereafter. Beginning in April 2007, wage savings per month were $0.7 million and $0.2 million, respectively, for Research and Development, or R&D, and General and Administrative, or G&A. In addition, we did not renew an office space lease that expired at the end of May 2007. This lease, coupled with utilities and maintenance, reduced future expenses by $0.2 million per month.

In May 2007, we further reduced our workforce to decrease operating costs. The cash outflow of this RIF was $0.4 million during the three months ended June 30, 2007 and $0.2 million thereafter. This RIF mostly impacted R&D. Beginning in July 2007, additional wage savings were $0.1 million per month. The RIFs in January 2007 and May 2007 have reduced our cash disbursements by approximately $1.2 million to $1.4 million per month since June 30, 2007. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

In June 2007, we terminated by mutual consent our agreement with the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, to co-develop a next-generation, attenuated smallpox vaccine, LC16m8, for use in the United States and elsewhere. Under the terms of the termination agreement, we transferred to Kaketsuken or its designee all reports, data and materials and all intellectual property rights that relate to conducting non-clinical and clinical development of LC16m8 in the U.S. In return, Kaketsuken has released us from all ongoing obligations.

In September 2007, we further reduced our workforce to decrease operating costs. Restructuring costs included employee termination and benefit costs. Estimated costs of the restructuring are $1.1 million. The cash outflow of this RIF was $0.3 million during the three months ended September 30, 2007 and is expected to be $0.6 million and $0.2 million during the three months ended December 31, 2007 and thereafter, respectively. Beginning in October 2007, additional expected wage savings are $0.3 million per month. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

On October 11, 2007, we amended our lease agreement, dated October 26, 1998 (the “Lease Amendment”). The Lease Amendment calls for us to relinquish occupancy of one of our two buildings subject to the lease, effective March 1, 2008. The Lease Amendment will reduce our lease obligations by $12 million over the remaining lease term, which runs through December 31, 2016. We paid a surrender fee to the landlord of $0.1 million. Under the Lease Amendment, the amount of the $2.35 million letter of credit we delivered in favor of the landlord was reduced by $0.95 million, with further reductions over the remaining term of the lease upon our achievement of financial benchmarks.

As a result of the HHS and Kaketsuken contract terminations, we do not currently have any products in development, and are not actively working to identify other product candidates.

Recent Financial and Accounting Developments

From March 2004 until October 3, 2007, we had been unable to file on a timely basis all required financial statements with the SEC. Certain information contained in our previously filed Annual Reports on Form 10-K for the years ended December 31, 2003, 2002 and 2001, including our financial statements contained therein, was not accurate and has been superseded by our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2003, or Amendment No. 1, which we filed the SEC on September 26, 2006. We believe there has been no misconduct associated with our failure to file financial statements in a timely manner. We believe that the actions of our management and directors in this regard have been dictated solely by our desire to file financial statements in accordance with generally accepted accounting principles in the United States of America, or GAAP.

On August 6, 2004, we announced that we had received notification from the Nasdaq Listing Qualifications Panel, or Nasdaq Panel, that our stock would discontinue trading on the Nasdaq effective August 9, 2004. This action followed our appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004. The Nasdaq Panel’s decision to delist our stock was based on our filing delinquency and our determination that previously filed financial statements for the years ended December 31, 2003, 2002 and 2001 should not be relied upon.

We filed Amendment No. 1 primarily to restate our consolidated balance sheets at December 31, 2003 and 2002 and the results of operations and of cash flows for each of the three years in the period ended December 31, 2003. We filed our Quarterly Reports on Form 10-Q for the first three quarters of the year ended December 31, 2004 and our Annual Report on Form 10-K for the year ended December 31, 2004 with the SEC on February 7, 2007. We filed our Quarterly Reports on Form 10-Q for the first three quarters of the year ended December 31, 2005 and our Annual Report on Form 10-K for the year ended December 31, 2005 with the SEC on May 31, 2007. We filed our Quarterly Reports on Form 10-Q for the first three quarters of the year ended December 31, 2006 and our Annual Report on Form 10-K for the year ended December 31, 2006 with the SEC on August 29, 2007. We filed our Quarterly Report on Form 10-Q for the first quarter of the year ending December 31, 2007 with the SEC on September 20, 2007, filed our Form 10-Q for the second quarter of the year ending December 31, 2007 with the SEC on October 3, 2007, and filed our Form 10-Q for the third quarter of the year ending December 31, 2007 with the SEC on November 8, 2007. With the recent filings of these reports we are currently up to date with our SEC filings, and intend to apply for relisting on Nasdaq or listing on another national stock exchange.

Our common stock is currently quoted over the counter, or OTC, on the Pink Sheets under the symbol “VXGN.PK” and is expected to be quoted on the OTC Bulletin Board under the symbol “VXGN.” We cannot give any assurance that we will be able to file a relisting application or an application for listing in a timely manner, or that Nasdaq or any other exchange will approve our listing application in a timely manner, if at all, when filed. To be eligible for relisting we must meet Nasdaq’s or another exchange’s initial listing criteria, and we believe we will need to be in compliance with Section 13 of the Exchange Act. We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 and may not be able to satisfy the requirements thereof. If the SEC determines that we failed to comply with Section 404 of the Sarbanes-Oxley Act of 2002, we may be deemed to be in violation of Section 13 of the Exchange Act, which could delay or impair our ability to be relisted on Nasdaq or another national stock exchange.

Merger Sub I

TLW Merger Sub, Inc., or Merger Sub I, is a wholly-owned subsidiary of VaxGen that was incorporated in Delaware in October 2007. Merger Sub I does not engage in any operations and exists solely to facilitate the merger.

Merger Sub II

TLW, LLC, or Merger Sub II, is a wholly-owned subsidiary of VaxGen that was incorporated in Delaware in October 2007. Merger Sub II does not engage in any operations and exists solely to facilitate the merger.

Raven biotechnologies, inc.

Raven biotechnologies, inc. is a biopharmaceutical company focused on the discovery, development and commercialization of MAb based products to treat major, life threatening human cancers. MAbs are similar revisions of the body’s naturally occurring antibodies that have been chosen to target a specific molecular structure without harming normal, non-cancerous tissue. These highly targeted therapeutics have the potential to treat diseases with relatively few side effects.

Raven has developed a drug discovery platform that simultaneously identifies and validates both novel antigen targets and corresponding MAb candidates that bind these antigen targets with high affinity. Through this approach, Raven has identified over 200 MAbs to cancer antigens. Raven’s wholly-owned lead product, RAV12, entered Phase 1 clinical trials in cancer patients December 2004.

Raven is a leader in cancer stem cell research and has developed an extensive portfolio of cancer stem cell lines and antibodies which target cancer stem cells. Raven has established more than 30 cancer stem cell lines from 12 tumor types. These lines are derived from the small subset of cells found in tumors. These cells have the capacity to self renew, and to differentiate and drive tumor growth. These cells are thought to be resistant to radiation and chemotherapeutics, thus providing a reservoir of cells that lead to cancer relapse and metastatic disease. Recently scientists have recognized that it is necessary to eliminate these cancer stem cells in order to create successful therapeutics for cancer. Various laboratories have described the partial isolation of these cells from breast, colon, prostate, melanoma, lung, and pancreatic tumors. Raven has established immortal, pure cell lines from each of these tumor types, and others. These cell lines provide a unique, renewable resource for the study of cancer stem cells. Raven has developed an extensive portfolio of antibodies which target these cancer stem cells. Raven’s strategy is to improve on current cancer therapies by targeting cancer stem cells.

Raven’s unique approach utilizes viable human cancer and organ stem cell lines to immunize mice and selects for MAbs with characteristics required for therapeutic utility. Raven’s novel cell lines provide novel input for producing MAbs targeting cell surface proteins using its proprietary immunization method which yields cell surface directed MAbs. Raven screens these MAbs for cell surface binding and differential expression on normal, frozen adult tissues and tumor tissues in the first week. This allows Raven to focus the majority of its efforts on the subset of targets and corresponding MAbs that are over expressed on the surface of cancer cells and thus have the most promise for cancer therapy. Raven’s approach is unique in that it also allows for the selection of MAbs that bind to novel cancer antigens and to post-translational modifications on cell surface proteins, thus expanding the potential target set many fold.

Raven’s first product candidate, RAV12, is part human and part mouse, or a chimeric, MAb targeting adenocarcinomas, a type of cancer of the colon, stomach, pancreas and other organs. RAV12 has high affinity for a novel primate-restricted glycotope, a sugar molecule bound to a protein. The MAb’s potential mechanisms of action include:

•	oncosis, a cancer cell-death mechanism distinct from that induced by other anti-cancer compounds currently on the market;

•	alteration of cellular signaling pathways necessary for cancer cell viability and proliferation;

•	antibody-dependent cellular cytotoxicity, or ADCC; a type of tumor cell killing guided by the MAb but carried out by cells of the immune system); and

•	complement mediated cell lysis (a type of cell killing guided by the MAb but carried out by blood components).

Raven believes that combining RAV12 with existing cancer therapies may result in synergistic killing of cancer cells. Because of its unique mechanisms of action, RAV12 may have anticancer activity in patients whose tumors have become resistant to other therapies. Raven brought RAV12 from concept-to-clinic in two years. Raven is currently conducting a Phase 1-2a trial to evaluate the safety of RAV12, describe its pharmacokinetics (a time-dependent description of antibody distribution and metabolism) in man, evaluate immunogenicity (the ability of the MAb to induce an immune response in the patient), and evaluate preliminarily, efficacy.

Raven has also produced an extensive collection of over 200 MAbs using its approach. Several of these are being developed internally. One of the MAbs will be the subject of an IND filing which Raven plans to submit to the FDA by mid-2009. Raven will continue to evaluate and develop promising MAbs as well as out-license other MAbs to current and future collaborators for their development.

Raven is based in South San Francisco, California and had 53 employees as of September 30, 2007. Since its inception in January 1999, Raven has raised $114 million. In October 2005, Raven raised net proceeds of $46.5 million through the sales of Series D Convertible Preferred Stock.

THE SPECIAL MEETING OF VAXGEN STOCKHOLDERS

Date, Time and Place

The special meeting of VaxGen stockholders will be held on March 21, 2008, at VaxGen, Inc., 349 Oyster Point Boulevard, South San Francisco, California commencing at 9:00 a.m. local time. We are sending this proxy statement/prospectus to you in connection with the solicitation of proxies by the VaxGen Board of Directors for use at the VaxGen special meeting and any adjournments or postponements of the special meeting.

Purposes of the VaxGen Special Meeting

The purposes of the VaxGen special meeting are:

1. To consider and vote upon a proposal to approve the issuance of VaxGen common stock pursuant to Agreement and Plan of Merger, dated November 12, 2007, as amended December 20, 2007, by and among VaxGen, Inc., TLW Merger Sub, Inc., TLW, LLC, and Raven biotechnologies, inc.

2. To approve the adoption of VaxGen’s 2008 Equity Incentive Plan.

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Recommendation of the VaxGen Board of Directors

THE VAXGEN BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF VAXGEN COMMON STOCK IN THE MERGER IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, VAXGEN AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ITEMS. THE VAXGEN BOARD OF DIRECTORS RECOMMENDS THAT VAXGEN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF VAXGEN COMMON STOCK IN THE MERGER.

THE VAXGEN BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE ADOPTION OF VAXGEN’S 2008 EQUITY INCENTIVE PLAN IS ADVISABLE AND IN THE BEST INTERESTS OF, VAXGEN AND ITS STOCKHOLDERS AND HAS APPROVED SUCH ITEMS. THE VAXGEN BOARD OF DIRECTORS RECOMMENDS THAT VAXGEN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE ADOPTION OF VAXGEN’S 2008 EQUITY INCENTIVE PLAN.

Record Date and Voting Power

Only holders of record of VaxGen common stock at the close of business on the record date, January 23, 2008, are entitled to notice of, and to vote at, the VaxGen special meeting. There were approximately           holders of record of VaxGen common stock at the close of business on the record date. Because many of such shares are held by brokers and other institutions on behalf of stockholders, VaxGen is unable to estimate the total number of stockholders represented by these record holders. At the close of business on the record date,           shares of VaxGen common stock were issued and outstanding. Each share of VaxGen common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See “VaxGen Security Ownership by Certain Beneficial Owners” for information regarding persons known to the management of VaxGen to be the beneficial owners of more than 5% of the outstanding shares of VaxGen common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Board of Directors of VaxGen for use at the VaxGen special meeting.

If you are a stockholder of record, you may vote in person at the special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

To vote in person, come to the special meeting and we will give you a ballot when you arrive.

To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.

To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Standard Time on March 20, 2008 to be counted.

To vote on the Internet, go to http://www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Standard Time on March 20, 2008 to be counted.

All properly executed proxies that are not revoked will be voted at the VaxGen special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy. If a holder of VaxGen common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the issuance of shares of VaxGen common stock in the merger; “FOR” Proposal No. 2 to approve the adoption of VaxGen’s 2008 Equity Incentive Plan.

A VaxGen stockholder of record who has submitted a proxy may revoke it at any time before it is voted at the VaxGen special meeting by executing and returning a proxy bearing a later date, providing proxy instructions via the telephone or the Internet (your latest telephone or Internet proxy is counted), filing written notice of revocation with the Secretary of VaxGen stating that the proxy is revoked or attending the special meeting and voting in person.

If your shares are held in street name and you have instructed your broker or nominee to vote your shares, you must follow your broker or nominee’s directions in order to change your vote or revoke your proxy.

Required Vote

The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of VaxGen common stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1 and 2 requires the affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting.

At the record date for the special meeting, the directors and executive officers of VaxGen owned approximately     % of the outstanding shares of VaxGen common stock entitled to vote at the meeting. Stockholders owning approximately           shares of VaxGen common stock, representing approximately     % of the outstanding shares of VaxGen common stock as of the record date, are subject to voting agreements and irrevocable proxies. Each such stockholder has agreed in the voting agreements to vote all shares of VaxGen common stock owned by him, her or it as of the record date in favor of the issuance of shares of VaxGen common stock in the merger.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of VaxGen may solicit proxies from VaxGen’s stockholders by personal interview, telephone or otherwise. VaxGen will bear the costs of the solicitation of proxies from its stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of VaxGen common stock for the forwarding of solicitation materials to the beneficial owners of VaxGen common stock. VaxGen will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Other Matters

As of the date of this proxy statement/prospectus, the VaxGen Board of Directors does not know of any business to be presented at the VaxGen special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

RAVEN STOCKHOLDER APPROVAL

The Raven Board of Directors approved entering into the Merger Agreement at its board meeting held on November 9, 2007 and approved the final form of the Merger Agreement by unanimous written consent on November 12, 2007. Voting agreements have also been obtained from Raven’s executive officers and major stockholders. The requisite number of Raven stockholders will need to vote to approve the merger before the merger can be completed. As provided in Raven’s Restated Certificate of Incorporation, the vote or consent by the holders of at least 66 2/3% of the outstanding preferred stock voting together as a single class on an as-converted into common stock basis shall be required to complete the merger, including the holders of at least 66 2/3% of the outstanding Series C Preferred Stock voting as a single series and the holders of at least 78.6% of the outstanding Series D Preferred Stock voting as a single series. The vote or consent by the holders of at least a majority of the outstanding shares of common stock is also required by Delaware law.

VAXGEN PROPOSAL NO. 1 — APPROVAL OF ISSUANCE OF SHARES OF VAXGEN COMMON
STOCK IN THE MERGER

General Description of the Merger

The proposed merger will be consummated in two steps. At the effective time of Merger I, Merger Sub I will merge with and into Raven. Immediately following the effectiveness of Merger I, the surviving entity resulting from Merger I will merge with and into Merger Sub II. Following the merger, the separate existence of Raven will cease. Merger Sub II, as the successor to Raven, will be the surviving entity and a wholly-owned subsidiary of VaxGen and will assume all of Raven’s debts, liabilities, obligations and duties and acquire its assets. Upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Raven Series D Preferred Stock issued and outstanding immediately prior to Merger I will be canceled, extinguished and automatically converted into the right to receive 0.171284 shares of VaxGen common stock, subject to adjustments as more fully set forth in the Merger Agreement. In addition, warrants to purchase shares of Raven’s Series D Preferred Stock outstanding as of Merger I will be assumed by VaxGen and will become exercisable for approximately 321,000 shares of VaxGen common stock, with the exercise price adjusted proportionately in accordance with the Exchange Ratio. All other shares of Raven capital stock and options and warrants to purchase capital stock will be canceled without consideration and extinguished. Upon consummation of the transactions contemplated by the Merger Agreement, current stockholders of VaxGen are expected to own approximately 50.9% of the combined company and current Raven Series D preferred stockholders are expected to own approximately 49.1% of the combined company.

Special Committee of VaxGen

On January 30, 2007, the VaxGen Board of Directors organized a special committee, called the strategic transactions committee, which we refer to in this section as the Committee, to pursue and manage discussions regarding strategic alternatives for VaxGen, including the sale of VaxGen through a cash tender offer, an acquisition by strategic or financial buyers, a strategic merger with a private or public biotechnology company, a sale of VaxGen’s assets, or the dissolution of VaxGen. The Committee initially consisted of Randall L-W. Caudill and Franklin M. Berger. On May 18, 2007, the Board appointed Jack M. Anthony to the Committee consequent upon his appointment to the Board of Directors. The chairman of the Committee received $45,000 per quarter for the first two quarters of 2007, and $35,000 per quarter thereafter, and other members of the Committee received $35,000 per quarter for the first two quarters of 2007, and $25,000 per quarter thereafter. On September 25, 2007, Mr. Anthony resigned from the VaxGen Board of Directors and all committees thereof, including the Committee, as a requirement of taking an employment position with another public biotechnology company. Following approval of the Merger Agreement, the Committee was dissolved by the Board.

None of Mssrs. Berger, Caudill and Anthony held, directly or indirectly, a financial interest in Raven. The strategic transactions committee, working with VaxGen’s management, legal advisors and Lazard, among other matters oversaw the transaction process, evaluated all proposals, supervised all discussions with potential strategic partners and made a recommendation to the Board of Directors. On November 12, 2007, the strategic transactions committee recommended to the Board of Directors of VaxGen that, after considering all offers and strategic alternatives, VaxGen enter into a definitive merger agreement with Raven and recommended that it be executed.

Background of the Merger

In April 2006, the Board of Directors of VaxGen approved the hiring of Lazard as financial advisor to the Company to explore various strategic alternatives for VaxGen.

On December 19, 2006, the HHS, the Agency of the United States Government charged with the implementation of Project Bioshield, terminated for default the SNS Contract. Due in part to the cancellation of the SNS Contract, and the depressed trading price of VaxGen common stock, the Board of Directors of VaxGen asked VaxGen management to evaluate the viability of VaxGen’s existing business and the strategic alternatives available to VaxGen.

In telephonic meetings with its Board of Directors on December 20, 22 and 29, 2006, VaxGen management laid out options to maximize stockholder value, including the liquidation of the Company, the sale of the Company as a going concern and the sale of the Company’s assets and programs.

At a meeting on December 29, 2006, VaxGen’s Board of Directors authorized management to implement several actions including substantial cost reduction measures; the elimination of residual liabilities associated with the SNS Contract and obligations to Kaketsuken, the Company’s partner on its smallpox vaccine program; the exploration of potential asset sales, specifically the Company’s manufacturing facility in South San Francisco and the rPA anthrax vaccine development program. The Board of Directors instructed management to maintain an analysis of the options under consideration, as well as analyzing and pursuing further opportunities to reduce expenses.

On January 2, 2007, VaxGen’s Board of Directors instructed Lazard, as financial advisers to the Company, to explore a broad set of transaction possibilities, including the sale of the Company through a cash tender offer for VaxGen common stock, an acquisition by strategic or financial buyers, a strategic merger with a private or public biotechnology company, a sale of the Company’s assets, or the dissolution of the Company. Lazard was instructed to embark on a broad calling effort to establish interest and options, with the stated preference to be acquired through a cash tender offer. During the month of January, Mr. Panek and the VaxGen Board of Directors agreed as part of the broad strategic effort, to develop a list of companies with whom to discuss the possibility of a combination with VaxGen. The criteria used to evaluate potential merger candidates included (a) the number and stage of drug candidates such companies have in development, (b) the quality and depth of management of the merger candidate, (c) the avoidance of more speculative technologies and (d) the utility of VaxGen’s non-financial assets to the potential partner’s drug pipeline. Based on these criteria, Mr. Panek and the VaxGen Board of Directors agreed to develop a list of potential merger candidates.

On January 4, 2007, the VaxGen’s Board of Directors accepted the resignation of the Company’s Chief Executive Officer, President and a Director, Lance K. Gordon Ph.D., and appointed James P. Panek, formerly Executive Vice President, as CEO, President and a Director.

On January 22, 2007, Lazard made a first presentation to a telephonic meeting of the VaxGen’s Board of Directors laying out an overview of strategic alternatives. In particular, the transaction constraints imposed by the Company’s SEC filing status were discussed in detail. As part of the effort to develop a list of potential merger candidates, on January 31, 2007, Lazard identified approximately 25 companies or financial buyers who could potentially purchase VaxGen for cash and 36 companies that broadly matched the criteria noted above, including Raven. The VaxGen Board of Directors instructed VaxGen’s management to review these financial buyers and merger candidates more closely, while in parallel continuing to review and add candidates of potential interest.

On January 30, 2007, the Nominating and Governance Committee of the VaxGen’s Board of Directors formally organized a Committee to oversee the strategic alternatives process. The Committee initiated a weekly call with management and advisors to review progress and provide input and guidance on all potential transactions.

From January through March 2007, VaxGen’s management and Lazard reviewed publicly available material related to the financial buyers and the companies identified by the VaxGen Board of Directors and held preliminary discussions with many of these companies. The discussions with each of the merger candidates included some or all of the following topics: an overview of the technology of the potential merger candidate; an overview of any products being developed by the potential merger candidate, including any potential significant technical, clinical or regulatory hurdles and the size of the likely commercial markets for such products; a financial overview of the potential merger candidate; the depth of management of the potential merger candidate; an overview of VaxGen’s technology and manufacturing facilities and the status of discussions with HHS regarding the SNS contract termination and status of the rPA program; and an overview of VaxGen’s financial position. At no point in these discussions did VaxGen make or receive a formal offer from any of these potential merger candidates, nor did it receive any offers to purchase its facilities or rPA program.

As part of the process of contacting companies of interest, on February 7, 2007, a representative of Lazard had a meeting with George F. Schreiner, CEO of Raven, as part of Lazard’s broad effort to explore options for VaxGen. Dr. Schreiner expressed interest in a potential transaction with VaxGen. VaxGen management provided an update on its efforts to date to identify potential buyers for the rPA program and the manufacturing facility, and communicated that no offers or terms sheets had been received for either. A representative of Lazard determined to suggest that Mr. Berger and Dr. Schreiner hold a discussion. A representative of Lazard had a further conversation with Dr. Schreiner on February 26, 2007, at which Dr. Schreiner confirmed Raven’s interest in proceeding with negotiations regarding a merger.

At the VaxGen Board of Directors meeting on March 12, 2007, Lazard provided an update to the Board of Directors on status of discussions with potential cash buyers and merger candidates. Lazard advised the Board of Directors that discussions with each of the potential cash buyers had failed to result in any serious interest to purchase VaxGen or any of VaxGen’s discrete assets. The Board of Directors then reviewed the potential merger candidates as well as discussing the liquidation alternative. Lazard advised the Board that it would be appropriate to develop a short list of potential transactions to permit in-depth negotiations to be undertaken.

On March 21, 2007, the CEO of VaxGen, James P. Panek had an initial informational meeting with Dr. Schreiner. The parties exchanged public information and agreed to put in place a confidentiality agreement to allow more in-depth discussions. This agreement was put in place effective March 22, 2007.

On March 26, 2007, a representative of Lazard held a preliminary conversation with William D. Young, Chairman of the Board of Directors of Raven.

On April 3, 2007, VaxGen finalized a settlement with HHS which resulted in a mutual release of all potential claims resulting from the termination of the SNS supply contract, and a payment from NIAID to VaxGen of $11 million.

On April 6, 2007, John B. Whelan, Raven’s Chief Operating Officer and Chief Financial Officer, provided Mr. Panek with an initial outline of the strategic rationale and operating outline for a combination between VaxGen and Raven.

On April 11, 2007, VaxGen management and Lazard reported to the Board of Directors on the process to date. Over 140 companies had been screened and contact made with 86. A wide variety of transaction types and potential partners had been explored. Efforts to market the manufacturing facility had led four companies to visit and tour the facilities, one of which subsequently expressed no further interest. Efforts to sell or partner the rPA program had resulted in dialogue with 19 companies, seven of which had no interest. No offers or term sheets had been received for the manufacturing or rPA assets. Based on interest, fit, pipeline, management and valuation, Lazard and management recommended sending a letter to seven of the companies contacted to date which represented potential merger candidates, including Raven, soliciting a formal transaction proposal. The Board of Directors authorized this step, while directing management and Lazard to continue to explore alternative transactions and asset sales.

On April 12, 2007, Mr. Panek responded to Raven’s initial outline, making some comments and confirming VaxGen’s interest in further discussions. In subsequent correspondence, Mr. Whelan and Mr. Panek agreed that it would be desirable for Raven to brief VaxGen management and technical staff on the science and pipeline. Further, the parties began to discuss the opportunities and risks that a combination would present and how the combined company would be integrated. In parallel, management had arranged or was arranging similar briefings with other potential transaction candidates.

On April 16, 2007, Dr. Schreiner and Mr. Berger met and discussed the possibility of combining the two companies.

On April 20, 2007, VaxGen executive management and selected scientific staff attended a briefing by Raven on its technology and product candidates. Similar meetings took place around this time with all short listed transaction candidates as well as multiple other interested parties.

On April 22, 2007, Lazard sent out a letter to each of the seven interested parties, a bid package, including certain key financial information on VaxGen and instructions for participating in the bid process. Responses were requested by May 7, 2007. In parallel, VaxGen and Lazard continued to receive and consider approaches from new interested parties and continues to explore potential asset sales.

On April 26, 2007, Piers C. Whitehead, VaxGen’s Vice President of Corporate and Business Development, and Mr. Whelan exchanged organizational charts and headcount information for the respective companies. The parties met on May 3, 2007, to discuss the information exchanged. In addition, senior manufacturing and quality staffs of the respective companies met on May 3, 2007, to explore the potential to use VaxGen’s manufacturing facility to manufacture product candidates in support of Raven’s pipeline. Follow-up dialogue continued between the heads of the respective manufacturing organizations after the meeting.

On April 30, 2007, members of Raven’s management team met with George Montgomery of Montgomery & Co. to discuss using them as advisors in the discussions with VaxGen. An engagement letter with Montgomery & Co. was signed on May 21, 2007.

On May 7, 2007, Lazard received preliminary bid letters from seven interested parties, including Raven. The Raven proposal included a revised initial outline and a draft letter of intent. All the responses were discussed initially with the Board of Directors in a Board meeting on May 8th. In addition, management reviewed the status of asset sale efforts to date. The Board of Directors was advised that the broad outreach regarding the manufacturing facility had resulted in discussions with 13 companies and numerous tours. As only one conversation remained active, the Board of Directors was advised that the stand-alone sale of the manufacturing facility was unlikely in the near term. Working with a former vaccine industry executive as an agent, 24 companies had been contacted to identify interest in purchasing or partnering the rPA program. While two had expressed some interest to date, no term sheets or offers had been received. Management also reviewed potential restructuring and liquidation alternatives.

On May 14, 2007, HHS issued a “Sources Sought Notice”, a non-binding information gathering procedure used to identify potential bidders for a future second generation anthrax vaccine procurement. This notice contained elements, defined as “mandatory requirements” which appeared to preclude VaxGen, or it’s potential partners/collaborators, from qualifying. As a result, most companies that had previously expressed some interest in a potential licensing opportunity declined further interest, and VaxGen management moved to curtail most ongoing rPA development activities and implement a reduction in staff.

On May 18, 2007, having reviewed the materials and information presented to it on May 8, 2007, VaxGen’s Board of Directors directed management and Lazard to conduct diligence and initiate negotiations with three of the seven companies that submitted a preliminary proposal. In addition, the Board of Directors elected Jack Anthony to the Board of Directors and appointed him to the strategic transactions committee.

On May 23, 2007, Lazard communicated to Montgomery & Co., LLC, advisers to Raven, that a counter proposal to Raven’s preliminary proposal would be forthcoming. Raven supplied Lazard with its financing history. Mr. Panek communicated a similar message to Mr. Young. Lazard also contacted other participants (or their advisors) in the process on or around May 23, 2007. VaxGen’s scientific staff commenced technical diligence on Raven and the other two potential candidates, using publicly available information while waiting for access to proprietary information. Additionally, VaxGen staff began the effort to assemble qualified outside scientific experts to act as consultants.

On May 25, 2007, Mr. Whitehead and Mr. Whelan agreed that VaxGen would host a manufacturing diligence visit by Raven on June 1, 2007. On May 30, 2007, Raven sent in a list of questions to be addressed at the manufacturing diligence visit and provided an index to its online data room. After such meeting, Raven submitted a list of questions to VaxGen regarding the manufacturing facility, and VaxGen provided answers to such questions on June 8, 2007.

On May 30, 2007, Lazard and Montgomery & Co. commenced discussions via telephone regarding the terms of a proposed merger.

On June 1, 2007, Raven engaged Latham & Watkins LLP as its legal counsel for the merger discussions with VaxGen.

On June 5, 2007, VaxGen and Kaketsuken executed a termination agreement covering the smallpox vaccine development partnership. Under this agreement, VaxGen agreed to support the transfer of certain data, documents and materials to Kaketsuken, in return for a release from all current and future obligations and liabilities.

On June 8, 2007, at Raven’s regularly scheduled Board of Directors meeting, Raven’s Board of Directors decided to set up a subcommittee to oversee its discussions with VaxGen. From June 8, 2007 through the date of signing of the merger agreement, the subcommittee met weekly with management to review the progress of the discussions and provide input on key business terms.

On June 12, 2007, George Montgomery of Montgomery & Co. contacted Lazard and indicated that Raven had instructed him to try and finalize basic terms with VaxGen as soon as possible given the need to evaluate another potential transaction. Lazard and Montgomery met on June 13, 2007, to further negotiate deal terms. Discussions continued in parallel with other parties and VaxGen responded to information requests from those parties.

On June 15, 2007, Mr. Panek received a draft business plan from Dr. Schreiner for the merged company for discussion.

On June 18, 2007, representatives of Lazard and Montgomery & Co. continued their negotiations over terms. The bankers reached tentative agreement on key issues and undertook to discuss with their respective clients.

On June 19, 2007, VaxGen conducted an all-day diligence visit to another interested party. Later that day, Mr. Panek indicated to Dr. Schreiner that further discussions as to operational planning were conditioned on a satisfactory resolution of outstanding deal terms related to the share of value accruing to each party’s respective stockholders.

On June 22, 2007, Raven through Montgomery & Co. supplied a revised bid letter to VaxGen. This included the concept of a performance warrant for Raven stockholders if certain events occurred within a defined period of closing.

On June 26, 2007, VaxGen’s strategic transactions committee met to discuss the revised bid letter. The discussion included valuation methodologies, the terms offered and potential counter proposals. Subsequent to that meeting, Lazard indicated to Montgomery & Co. that they should expect a further counter proposal.

On June 27, 2007, Lazard provided the strategic transactions committee with further analysis of the Raven proposal, and a proposed counter proposal, focusing on the terms of the Raven performance warrant and proposing a performance warrant that would inure to the benefit of VaxGen stockholders.

On June 28 and 29, 2007, further negotiations took place between Lazard and Montgomery & Co.

On July 2, 2007, Mr. Panek, Mr. Caudill, Dr. Schreiner and Mr. Young met with representatives of Lazard and Montgomery & Co. to finalize terms. At the meeting outline deal terms were agreed between VaxGen and Raven. It was further agreed that the terms agreed would be memorialized in a nonbinding letter of intent. These terms were discussed with the full Board of VaxGen on July 3, together with consideration of alternatives open to VaxGen, including liquidation. Taking these alternatives into consideration, the Board of Directors authorized management to proceed with executing the letter of intent. On July 3, 2007, Raven provided a draft letter of intent. On July 6, 2007, the letter of intent was executed by VaxGen and Raven.

From July 9, 2007 through November 5, 2007, representatives of VaxGen, including its consultants, accountants and outside counsel, conducted due diligence on Raven, including a review of documents made available by Raven.

From July 9, 2007 through November 5, 2007, representatives of Raven, including its consultants, accountants and outside counsel, conducted due diligence on VaxGen, including a review of documents made available by VaxGen.

On July 20, 2007, Cooley Godward Kronish LLP, outside counsel to VaxGen, provided a draft merger agreement to counsel to Latham & Watkins LLP, counsel to Raven. On July 26, 2007, Latham & Watkins provided initial comments on the draft merger agreement.

On July 31 and August 1, 2007, the VaxGen Board of Directors reviewed the status of diligence and negotiations with Raven and also the status of alternative potential transactions, asset sales and liquidation.

On August 7, 2007, the Committee held its weekly telephonic meeting and reviewed the status of the Raven transaction, as well as reviewing potential alternatives. The Committee directed management to provide an analysis of alternative transactions to a merger with Raven.

On August 9, 2007, Cooley Godward Kronish LLP provided a second draft of the merger agreement to Latham & Watkins.

On August 13, 2007, at the weekly telephonic meeting of the Committee, VaxGen management provided the Committee with an analysis of alternatives to the Raven transaction as requested on August 7, 2007.

On August 20, 2007, Latham & Watkins provided a revised draft of the merger agreement to Cooley Godward Kronish.

On August 24, 2007, Lazard advised the Committee of a number of diligence issues that had arisen and reported that discussions with Montgomery & Co. had failed to resolve these issues. On August 25, 2007, Mr. Panek supplied Dr. Schreiner with a summary of the outstanding issues.

On August 29, 2007, Messrs. Panek and Caudill and Dr. Schreiner and Mr. Young from Raven and their respective banking and legal advisors met at VaxGen’s offices in South San Francisco to discuss outstanding issues. At the conclusion of this meeting, VaxGen and Raven agreed they could not resolve the outstanding issues in ways that were mutually acceptable and that a merger was not in their mutual best interests at the time. Accordingly, negotiations were terminated.

On August 31, 2007, management of VaxGen with assistance from Lazard, briefed VaxGen’s Board of Directors on alternative transactions, including the sale of assets and the possible liquidation of VaxGen. The Board of Directors was informed that during this entire period, both directly and through agents, VaxGen had made significant efforts to market both the rPA anthrax vaccine program and the manufacturing facility. In both cases, a structured program of outreach resulted in multiple interested parties, leading to visits and briefings. With respect to rPA, a single formal proposal had been received that was, in the judgment of management and Board of Directors, inadequate, in that it required VaxGen to continue to invest in the program with modest expectation of any return. The party concerned showed no genuine interest in negotiating terms more acceptable to VaxGen. With respect to the manufacturing facility, none of the interest shown to date had translated into a formal offer. In addition, management presented and the Board of Directors approved plans for a further significant reduction in force. Following this meeting VaxGen management and its advisors engaged in active discussions with a number of parties interested in a potential strategic combination.

On September 4, 2007, representatives of Lazard and Montgomery & Co. discussed the outstanding issues which had led to the termination of discussions.

On September 5, 2007, VaxGen management, with assistance from its advisors, provided to the Committee an analysis of areas of possible compromise with Raven. On September 7, 2007, Mr. Panek sent a letter to Dr. Schreiner and Mr. Young setting forth certain key points that would need to be addressed for VaxGen to re-engage in negotiating a transaction. The issues raised primarily related to payment of transaction expenses, treatment of Raven debt and warrants and responsibility for Raven severance arrangements.

On September 10, 2007, Montgomery & Co., discussed with Lazard the issues raised in Mr. Panek’s letter. Lazard subsequently advised the Committee that it appeared that a compromise was possible.

On September 11, 2007, VaxGen’s Board of Directors reviewed the status of the Raven negotiations, the potential for reaching a compromise, and proposed revisions to deal terms. The Board of Directors was also provided with an update on potential alternate transactions and asset sales. The Board of Directors also approved a further reduction in force, which was implemented on September 13, 2007.

On September 12, 2007, Mr. Panek sent a draft term sheet to Dr. Schreiner and Mr. Whelan reflecting both discussions to date and remaining open items.

On September 13, 2007, Messrs. Panek, Whitehead and Matthew J. Pfeffer, VaxGen’s CFO, met with Dr. Schreiner, Mr. Whelan and the companies’ respective banking advisors to discuss the term sheet. A number of issues remained open at the end of this meeting.

On September 14, 2007, VaxGen received a an follow-up indication of interest in a merger from a third party, Party X, as a consequence of its alternative transaction efforts. In addition, a further meeting to discuss the term sheet and outstanding issues was held between representatives of Raven and VaxGen.

On September 15, 2007, Raven provided a revised term sheet to Mr. Panek and Mr. Panek discussed it by telephone with Dr. Schreiner and Mr. Whelan.

On September 17, 2007, Mr. Panek provided written comments and questions to Dr. Schreiner and Mr. Whelan on the revised term sheet. The parties met telephonically to discuss these comments.

On September 18, 2007, the VaxGen Board of Directors met and reviewed the status of the proposed transaction with Raven, as well as alternative transactions including the proposal received on September 14, 2007. Given the stage of discussions with Raven and the merits of the technology and pipeline, the Board of Directors instructed management and its advisors to continue discussions with Raven while conducting preliminary diligence on alternatives in parallel. The Board of Directors also authorized VaxGen management to pursue a lease termination agreement for its building at 347 Oyster Point Blvd., thereby eliminating a significant fraction of its lease liability. Also on September 18, 2007, Mr. Whitehead provided an initial draft term sheet to Mr. Whelan regarding the terms on which VaxGen would extend a bridge loan to Raven between signing and close of the transaction. On September 19, 2007, Mr. Whitehead and Mr. Whelan discussed the terms for the bridge loan.

On September 20, 2007, Mr. Whitehead and Mr. Panek met with representatives of Party X to clarify terms and better understand the proposal.

On September 21, 2007, at a regularly scheduled board meeting, Raven’s Board of Directors reviewed the status of negotiations with VaxGen. At this meeting, Michael Kranda replaced Mr. Young as Chairman of the Board of Directors.

On September 23, 2007, Latham & Watkins provided a revised draft of the merger agreement to Cooley Godward Kronish. Mr. Whelan provided Raven’s comments on the bridge loan term sheet to Mr. Whitehead.

The parties and their legal advisors discussed these comments in person at a meeting held at VaxGen’s offices on September 24, 2007. In addition, Cooley Godward Kronish sent Latham & Watkins initial drafts of certain agreements ancillary to the merger agreement and Mr. Whitehead provided Mr. Whelan with a revised bridge loan term sheet, and a list of broader issues needing to be addressed or tasks needing to be completed prior to the signing of a definitive agreement.

From September 25 to October 9, 2007, Raven and VaxGen and their respective legal advisors continued to discuss various issues related to the proposed transaction and exchange drafts of the merger agreement, the bridge documents and the ancillary agreements.

On September 29 and 30, 2007, Mr. Caudill and Mr. Berger discussed matters relating to governance of the proposed new company with Michael Kranda, chairman of Raven’s Board of Directors, and Mr. Young, a member of the Board of Directors, including board membership and the executive officer team.

On October 2, 2007, Mr. Panek met with the CEO of Party X and notified him that a transaction with another party was potentially imminent. Based on feedback from Party X, Mr. Panek instructed VaxGen’s technical team to continue their diligence efforts.

On October 9 and 10, 2007, Messrs. Panek, Pfeffer and Whitehead met with Dr. Schreiner and Mr. Whelan to discuss outstanding issues and agree on a timetable to signing of definitive agreements.

On October 11, 2007, VaxGen’s Board of Directors held a telephonic meeting in which management, Lazard and Cooley Godward Kronish LLP briefed it on the status of the Raven transaction, the status of diligence, and the status of alternative transactions, including the potential sale of assets and the proposal by Party X. The Board of Directors was informed that VaxGen and its agents had continued to undertake significant efforts to market both the rPA anthrax vaccine program and the manufacturing facility. In both cases, none of the interest shown to date had translated into formal offers. The Board of Directors also authorized VaxGen management to execute a lease termination agreement for its building at 347 Oyster Point Blvd.

From October 12 to November 11, 2007, VaxGen and Raven and their respective legal advisors continued to exchange drafts of the merger agreement, ancillary agreements, VaxGen bridge documents, documents regarding a bridge from Raven Series D stockholders and disclosure schedules. In addition, the parties continued to discuss diligence matters, in particular related to Raven regulatory and intellectual property matters. During this period, Mr. Panek met and corresponded by email and telephone with Dr. Schreiner and Mr. Kranda to discuss outstanding issues related to the merger agreement and ancillary agreements as well as governance issues related to the proposed new company and communications strategy. Mr. Panek also updated the CEO’s of two alternative transactions as to VaxGen’s status and plans.

On October 23 and 24, 2007, the VaxGen Board of Directors held a regularly scheduled meeting in South San Francisco. On October 23, 2007, Dr. Schreiner made a presentation on Raven to VaxGen’s Board of Directors. On October 24, 2007, VaxGen management and Lazard shared with the Board of Directors the status of the transaction and management presented the findings of its diligence process. The status of alternative transactions, including asset sales and potential liquidation, was also discussed. Prior to the meeting, the Board of Directors of VaxGen received copies of the transaction documents and written summaries thereof. Representatives of Lazard reviewed with the Board of Directors of VaxGen the preliminary financial aspects of the transaction with Raven. Representatives from Cooley Godward Kronish reviewed with the Board of Directors members their fiduciary duties in considering and evaluating the potential transactions and potential liquidation and summarized the terms of the merger agreement for the Board of Directors, including the consideration to be paid by VaxGen, the representations and warranties to be made by the parties, the non-solicitation provisions, the management of the combined company following the merger, the treatment of stock options and warrants in the merger, the bridge from both Raven stockholders and from VaxGen, employee benefits, conditions to each party’s obligation to complete the merger, the termination provisions of the merger agreement and the provisions governing the payment of expenses and termination fees. The Board of Directors directed management and Cooley Godward Kronish LLP to continue to pursue negotiations with Raven.

On October 30 and 31, 2007, meetings were held at Raven’s offices in South San Francisco to discuss communications strategy. In attendance from VaxGen were: Messrs. Panek, Whitehead and Pfeffer along with representatives of Lazard, Cooley Godward Kronish and Sitrick & Co., VaxGen’s communications advisor. In attendance from Raven were: Mr. Kranda and Dr. Schreiner and representatives of Montgomery & Co., The Trout Group, Latham & Watkins and Availe Communication, Raven’s communications advisor. A follow-up meeting was held on November 2, 2007. Based on these meetings, the parties began to draft communications materials relating to the merger.

On November 2, 2007, Mr. Panek met with Dr. Schreiner and Mr. Kranda to discuss outstanding issues and governance matters. Mr. Panek also discussed these matters with Mr. Young.

On November 3, 2007, the VaxGen’s Board of Directors met and reviewed the status of the transaction with Raven. Alternative transactions were discussed, including a potential liquidation of the Company, and Party X made a presentation to the Board of Directors. Representatives of Lazard updated the Board of Directors of VaxGen as to the financial aspects of the transaction with Raven. Representatives from Cooley Godward Kronish LLP again reviewed with the members of the Board of Directors their fiduciary duties in considering and evaluating the potential transactions and discussed the terms of the draft merger agreement and other transaction documents, noting that certain issues remained open for resolution, including certain corporate governance matters, the final amount of the investment that certain stockholders of Raven would be making in Raven in connection with the proposed merger and the principal amount of the bridge to Raven. The Board of Directors authorized the management of VaxGen and Cooley Godward Kronish LLP to continue negotiations with Raven. The Board of Directors directed the Committee to contact its equivalent at Raven to discuss outstanding matters relating to the governance of the proposed new company. This conversation took place on November 3, 2007.

On November 4, 2007, Mr. Panek and Mr. Pfeffer met with Dr. Schreiner and Mr. Kranda to discuss outstanding issues related to governance of the combined company.

During the week of November 5, 2007, VaxGen and Raven and their respective counsel finalized the merger agreement, mutual diligence, related agreements and disclosure schedules.

On November 9, 2007, in a teleconference held by Raven’s Board of Directors, Raven’s Board of Directors approved the then current form of the merger agreement, the merger and other transactions contemplated by the merger agreement and resolved to recommend approval of the merger and the adoption of the merger to the Raven stockholders.

On November 12, 2007, the Board of Directors of VaxGen convened by teleconference to discuss the proposed merger with Raven. VaxGen management, together with representatives of Cooley Godward Kronish LLP, summarized the proposed final terms of the merger agreement for the Board of Directors and discussed the resolution of the various issues discussed at the meeting of the Board of Directors on November 3, 2007. Representatives of Lazard reviewed with the Board of Directors of VaxGen its financial analysis of the consideration to be paid by VaxGen in the merger and delivered to the Board of Directors of VaxGen an oral opinion, which was confirmed by delivery of a written opinion dated November 12, 2007, to the effect that, as of that date and based on and subject to various factors, assumptions and limitations described in its opinion, the Exchange Ratio was fair, from a financial point of view, to VaxGen. Following this summary and discussion, the Board of Directors of VaxGen, after considering the terms of the merger agreement, unanimously approved the merger, the merger agreement, the ancillary agreements and the transactions contemplated by the merger agreement, including the bridge loan, and recommended the adoption of the merger agreement by the stockholders of VaxGen.

On November 12, 2007, a definitive merger agreement was signed between VaxGen and Raven. In addition, certain directors, officers and stockholders of Raven executed voting agreements with VaxGen and certain directors, officers and stockholders of VaxGen and Raven executed lockup agreements. Prior to the opening of trading markets on November 13, 2007, the parties issue a joint press release announcing the execution of the Merger Agreement.

On December 20, 2007, the parties amended the Merger Agreement to specify that qualification by VaxGen on the OTC Bulletin Board would satisfy the closing condition that VaxGen be listed or approved for quotation on an approved market.

The Combined Company

The combined company’s U.S. headquarters immediately following the completion of the merger will be located at Raven’s current principal executive offices in South San Francisco, California. Following the merger, the executive management team of the combined company is expected to be composed of certain members of VaxGen’s and Raven’s executive management team prior to the merger and will likely include the following individuals:

Name	Position in the Combined Company	Current Position

George F. Schreiner, M.D., Ph.D.	Chief Executive Officer and Director	Raven Chief Executive Officer and Director
James P. Panek	President, Chief Operating Officer and Director	VaxGen Chief Executive Officer and Director
Matthew J. Pfeffer	Chief Financial Officer and Senior Vice President, Finance and Administration	VaxGen Chief Financial Officer and Senior Vice President, Finance and Administration
Piers C. Whitehead	Vice President, Corporate and Business Development	VaxGen Vice President, Corporate and Business Development
Jennie P. Mather, Ph.D.	Chief Scientific Officer	Raven President, Chief Scientific Officer and Director
Stanford J. Stewart, M.D.	Vice President, Clinical Research	Raven Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	Vice President, Research and Development	Raven Vice President, Research and Development

The combined company intends to continue developing certain of Raven’s current product candidates.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the currents views of Raven and/or VaxGen with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes included those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in this proxy statement/prospectus.

Mutual Reasons for the Merger

VaxGen and Raven believe that the merger will result in a biopharmaceutical company with the following potential advantages:

•	Pipeline. The combined company will be a monoclonal antibody company with a focus on oncology: one of the fastest growing sectors in biotech industry. The product candidate pipeline of the combined company will be composed of 5 oncology product candidates in various stages of development, including one product ready to begin in Phase 2 clinical testing. Each of the combined company’s product candidates has a different mechanism of action, which may provide investors with risk diversification;

•	Markets. The combined company will have discovery and development capabilities addressing a range of oncology indications. The patient populations targeted by the clinical and preclinical stage product candidates of the combined company represent sizable and underserved or unmet medical needs. The product candidates may provide significant medical benefits for patients;

•	Financial Resources. The financial resources of the combined company will position it well to focus on execution with respect to its product candidate portfolio and to a further pipeline of patented, anti-cancer antibodies in the clinical, pre-IND, and discovery stages; and

•	Management Team. The combined company will be led by experienced senior management and Board of Directors with complementary skills and experience from Raven and VaxGen.

VaxGen’s Reasons for the Merger

In reaching its determination to approve the merger, the VaxGen Board of Directors identified and considered a number of the potential benefits of the merger, including the following:

•	Promising Drug Discovery Platform. The drug discovery platform and proprietary technologies of the combined company are capable of generating unique and valuable drug candidates.

•	Pipeline. VaxGen’s ownership in Raven’s product candidate pipeline would provide VaxGen’s stockholders a product-based investment opportunity of market-recognized value, including the potential to participate in several value-inflection milestones related to Raven’s product candidates. In the near term, these milestones may include the entry of RAV12 into one or more Phase 2 clinical trials, the filing of one or more INDs permitting the initiation of clinical testing for other candidate antibodies to cancer-specific antigens, the introduction of a product candidate into clinical trials in 2009, and the establishment of a partnership or product licensing arrangement with a commercial biopharmaceutical company;

•	Technology Platform. In addition to the specific product candidates, Raven’s proprietary whole-cell immunization discovery platform offers VaxGen stockholders the opportunity to participate in future antibody candidates including those to novel antigens present on tumor cells, and conditioned cells;

•	Financial Resources. VaxGen’s available cash are anticipated to be sufficient to meet the combined company’s projected operating requirements through at least 2009 and to enable Raven to reach its projected near-term milestones;

•	Flexibility to Partner. Unlike many products in Phase 2 and Phase 3 at small companies, the Raven products are wholly-owned providing financial, development and commercial flexibility in seeking to maximize their potential for the benefit of patients and stockholders. VaxGen’s financial resources may enhance the combined company’s negotiating position in such efforts;

•	Assessment of VaxGen’s Business Prospects. In the first quarter of 2007, after cancellation of the SNS Contract, VaxGen assessed the negative trends in its business, the expenses and fixed costs associated with VaxGen’s operations, VaxGen’s cash on hand, and its limited prospects in the vaccine development business were it to continue to operate as a standalone entity;

•	Assessment of Raven’s Business Prospects. In the second quarter of 2007, having identified Raven as a potential merger candidate, VaxGen assessed the positive scientific data and drug candidate pipeline in Raven’s business, Raven’s experienced management team, Raven’s need for financing to continue development of its product candidates, Raven’s need for VaxGen’s late stage biologics development and manufacturing capabilities and the prospects for value creation for VaxGen’s stockholders in connection with the merger; and

•	Assessment of Other Opportunities. In the first quarter of 2007 after the termination of the SNS Contract for the development of anthrax vaccine, VaxGen began to assess external product and/or company opportunities. VaxGen first determined to seek an acquiror of the entire company, preferably for cash. VaxGen had discussions with pharmaceutical companies, contract manufacturers and large biotechnology and biopharmaceutical companies. After that process failed to result in a potential transaction, and based on VaxGen’s assets and management, the company determined to seek biologic product candidates, technologies and/or companies with products in clinical development and in any therapeutic area. In this process, VaxGen evaluated over 90 products or companies with products. The VaxGen Board of Directors’ also considered strategic alternatives to the merger, continuing to operate VaxGen on a stand-alone basis or undertaking a liquidation of VaxGen.

In addition to considering the strategic factors outlined above, the VaxGen Board of Directors considered the following factors in reaching its conclusion to approve the merger and to recommend that the VaxGen stockholders approve the issuance of shares of VaxGen common stock in the merger, all of which it viewed as generally supporting its decision to approve the business combination with Raven:

•	the opinion of VaxGen’s financial advisor that, as of November 12, 2007 and based on and subject to the factors, assumptions and limitations set forth in the opinion, the Exchange Ratio was fair to VaxGen from a financial point of view, and the related financial analyses and presentations;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	the determination that the relative percentage ownership of VaxGen securityholders and Raven securityholders is fixed, providing certainty as to the number of shares of VaxGen common stock to be issued to Raven stockholders and the percentage of the total shares of VaxGen common stock that Raven stockholders would own after the transaction;

•	the determination that the relative percentage ownership is consistent with market practice for a merger of this type and captures the respective ownership interests of VaxGen’s and Raven’s securityholders in the combined company based on VaxGen’s perceived valuations of each company at the time of the VaxGen Board of Directors’ approval of the Merger Agreement;

•	the expectation that the merger will be treated as a reorganization for United States federal income tax purposes, with the result that in the merger Raven’s stockholders will generally not recognize taxable gain or loss for United States federal income tax purposes;

•	the limited number and nature of the conditions to VaxGen’s obligation to consummate the merger;

•	the no solicitation provisions limiting Raven’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an alternative acquisition proposal;

•	VaxGen’s rights under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should VaxGen receive a superior proposal;

•	the voting agreements entered into by stockholders of Raven representing approximately 80% of the outstanding capital stock and 98% of the outstanding preferred stock of Raven, pursuant to which those stockholders agreed, solely in their capacity as stockholders, to vote all of their shares of capital stock of Raven in favor of adoption of the Merger Agreement; and

•	the conclusion by the VaxGen Board of Directors that the $2.0 million termination fee, and the circumstances when such fee may be payable, were reasonable;

•	the results of the due diligence review of Raven’s business and operations by VaxGen’s management, financial advisors, outside consultants and legal advisors, whereby Raven’s product candidate pipeline and proprietary rights to its significant product candidates compared favorably to the due diligence results related to the other potential strategic transaction partners;

•	the likelihood that the merger will be consummated on a timely basis; and

•	the likelihood of retaining key Raven employees to help manage the combined company.

In the course of its deliberations, the VaxGen Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including the following:

•	Termination Fee. The $2.0 million termination fee payable to Raven upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to VaxGen stockholders;

•	Completion Risk. The risk that the merger might not be approved by VaxGen stockholders or be consummated in a timely manner or at all and the potential adverse effect of the public announcement of any termination of the merger or the Merger Agreement on VaxGen’s reputation;

•	Risks of Combination. The challenges and costs of combining administrative operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and such other expenses, as well as the additional public company expenses and obligations that Raven will be subject to in connection with the merger that it has not previously been subject to, could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	Volatility. The possible volatility, at least in the short term, of the trading price of VaxGen’s common stock resulting from the merger announcement and the closing of the merger;

•	Dilution. The fact that the VaxGen common stock to be issued in the transaction will represent approximately 49% of the outstanding common stock of the combined company thus causing existing VaxGen stockholders to experience significant dilution in their percentage ownership of VaxGen as a result of the merger;

•	Possible Loss of Key Management. The possible earlier than anticipated loss of key management, scientific or other personnel of VaxGen or Raven as a result of the management and other changes that will be implemented in integrating the businesses;

•	Potential Management Diversion. The risk of diverting management’s attention from other strategic priorities to implement the merger;

•	Business Risks. The risk that RAV12 could fail to achieve the primary endpoint in its planned Phase 2 clinical trials, that management could fail to achieve other business milestones or that Raven’s technology may not result in commercially viable products;

•	Different Cultures. The potential incompatibility of business cultures; and

•	Other Risks. Various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by the VaxGen Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the VaxGen Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the VaxGen Board of Directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of VaxGen’s Board of Directors may have given different weight to different factors. The VaxGen Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, VaxGen’s management and VaxGen’s legal and financial advisors and outside consultants, and considered the factors overall to be favorable to, and to support, its determination.

Raven’s Reasons for the Merger

•	Alternative Strategic Relationships. The Raven Board of Directors’ view as to the potential for other third parties to enter into transforming strategic relationships or to acquire Raven, particularly based on the thorough and formal process Raven conducted and the results of such process;

•	Capital. VaxGen’s cash balance and VaxGen’s ability as a public company to raise additional capital. Raven needs additional capital in order to carry out Phase 2 testing of RAV12 to evaluate the utility of RAV12; to obtain manufacturing material, conduct preclinical toxicology testing and submit INDs for its clinical candidates; to pursue the characterization and exploitation Raven’s unique collection of cancer stem cells in order to develop anti-cancer MAbs; and to exploit MAbs that may synergize with membrane-changing therapy to develop new anti-cancer therapeutics; and

•	Liquidity. VaxGen’s status as a public company whose common stock is currently traded OTC, on the Pink Sheets, which would provide Raven’s stockholders with the possibility of additional liquidity.

•	In addition to considering the strategic factors outlined above, the Raven Board of Directors considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as generally supporting its decision to approve the business combination with VaxGen:

•	VaxGen’s attractiveness as a strategic partner, including VaxGen’s capital and ability to raise further capital, particularly in light of Raven’s cash needs and limited cash resources and VaxGen’s public company infrastructure and stock liquidity;

•	the opportunity for Raven stockholders to participate in the long-term value of Raven’s development programs through the ownership of VaxGen common stock;

•	the aggregate value to be received by Raven stockholders in the merger;

•	the terms and conditions of the Merger Agreement;

•	the loan arrangement between VaxGen and Raven;

•	the fact that shares of VaxGen common stock issued to Raven stockholders will be registered on Form S-4 and will be freely tradable for Raven stockholders who are not affiliates of VaxGen;

•	the limited number and nature of the conditions to VaxGen’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•	Raven’s rights under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Raven receive a superior proposal;

•	the conclusion by the Raven Board of Directors that the $2.0 million termination fee, and the circumstances when such fee may be payable, were reasonable;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and

•	the major risks and uncertainties of alternatives to the merger, such as Raven remaining an independent company.

In the course of its deliberations, the Raven Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including the following:

•	the challenges and costs of combining the operations and the substantial expenses to be incurred in connection with the merger, including the risks that delays or difficulties in completing the integration and the inability to retain key employees as a result of the management and other changes that will be implemented in integrating the business could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the price volatility of VaxGen’s common stock, which may reduce the value of the VaxGen common stock that Raven stockholders will receive upon the consummation of the merger;

•	the inability of Raven’s stockholders to realize the long-term value of the successful execution of Raven’s current strategy as an independent company;

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on Raven’s reputation and ability to obtain financing in the future;

•	the $2.0 million termination fee payable to VaxGen upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Raven stockholders;

•	the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	the risk that the merger might not be consummated in a timely manner or at all; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing information and factors considered by the Raven Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Raven Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Raven Board of Directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Raven Board of Directors may have given different weight to different factors. The Raven Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Raven’s management and Raven’s legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of VaxGen’s Financial Advisor

Lazard is acting as financial advisor to VaxGen in connection with the transaction. As part of that engagement, the VaxGen Board of Directors requested that Lazard evaluate the fairness, from a financial point of view, to VaxGen of the Exchange Ratio provided for in the transaction. At a meeting of the VaxGen Board of Directors held on November 12, 2007 to evaluate the merger, Lazard delivered to the VaxGen Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated November 12, 2007, to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, the Exchange Ratio was fair, from a financial point of view, to VaxGen.

The full text of Lazard’s opinion is attached as Annex C to this proxy statement/prospectus and the description of Lazard’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s opinion. Holders of VaxGen common stock are encouraged to read Lazard’s opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion. Lazard’s opinion (which was approved by Lazard’s opinion committee) was addressed to the VaxGen Board of Directors, was only one of many factors considered by the VaxGen Board of Directors in its evaluation of the transaction and only addresses the fairness of the Exchange Ratio from a financial point of view to VaxGen. Lazard’s opinion does not address the merits of the underlying decision by VaxGen to engage in the transaction or the relative merits of the transaction as compared to any other transaction or business strategy in which VaxGen might engage and is not intended to, and does not, constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the transaction or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, November 12, 2007, the date of its opinion. Lazard assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

In connection with its opinion, Lazard:

(i) Reviewed the financial terms and conditions of the latest draft of the Merger Agreement dated November 1, 2007;

(ii) Analyzed certain historical publicly available business and financial information relating to VaxGen;

(iii) Reviewed various financial forecasts provided to Lazard by VaxGen relating to the business of Raven;

(iv) Held discussions with members of the senior management of VaxGen and Raven with respect to the business, prospects and strategic objectives of VaxGen and Raven;

(v) Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Raven and VaxGen;

(vi) Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be relevant in evaluating the businesses of VaxGen and Raven;

(vii) Reviewed the historical trading prices of the VaxGen common stock; and

(viii) Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard relied on the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any assets or liabilities of Raven or VaxGen or concerning the solvency or fair value of Raven or VaxGen, and Lazard was not furnished with any such valuation or appraisal. Lazard requested internal financial forecasts relating to Raven prepared by Raven’s management, but was advised that such forecasts had not been prepared by such management. Accordingly, at VaxGen’s direction, Lazard’s analyses with respect to Raven were based on financial forecasts prepared by VaxGen’s management. With respect to the financial forecasts that Lazard reviewed, Lazard assumed, at VaxGen’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of VaxGen’s management as to Raven’s future financial performance. Lazard assumed no responsibility for and expressed no view as to such forecasts or projections or the assumptions on which they were based.

In rendering its opinion, Lazard has assumed that the final terms of the Merger Agreement will not vary in any material respect from those set forth in the latest draft reviewed by Lazard, and that the transaction will be consummated on the terms described in the latest draft of the Merger Agreement, without any waiver or modification of any material terms or conditions of the Merger Agreement by VaxGen or Raven. In addition, Lazard has assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Lazard did not express any opinion as to any tax or other consequences that might result from the transaction, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understand that VaxGen has obtained such advice as it deemed necessary from qualified professionals. Lazard did not express any opinion as to the price at which shares of VaxGen common stock may trade at any time subsequent to the announcement of the transaction. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees, or class of such persons, relative to the Exchange Ratio or otherwise.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the VaxGen Board of Directors by Lazard in connection with rendering its opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Raven and VaxGen. No company, business or transaction used in Lazard’s analyses is identical or directly comparable to Raven or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or businesses analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses. For purposes of the description of Lazard’s analyses below, the term “implied merger consideration” refers to the aggregate enterprise value implied by the Exchange Ratio, calculated based on the 0.171284 Exchange Ratio and VaxGen’s closing stock price on November 8, 2007 of $1.15.

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of Raven to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Raven could generate during fiscal years 2008 through 2017 utilizing estimates of VaxGen’s management, which were probability adjusted for clinical and regulatory risk based upon VaxGen’s management estimates. These unlevered, after-tax free cash flows were discounted to present value using discount rates ranging from 14.0% to 18.0%. This analysis indicated the following implied aggregate enterprise value range for Raven, as compared to the implied merger consideration:

Implied Enterprise Value Range for Raven	Implied Merger Consideration

$34 million — $119 million	$38.6 million

Selected Precedent Transactions Analysis

Lazard reviewed, to the extent publicly available, financial information relating to the following five selected transactions involving private companies with platform technology and early-stage clinical pipeline:

Announcement Date	Acquiror	Target

2/8/07	Corautus Genetics, Inc.	VIA Pharmaceuticals, Inc.
1/22/07	Healthcare Acquisition Corporation	PharmAthene, Inc.
6/7/06	Axonyx Inc.	TorreyPines Therapeutics, Inc.
4/12/06	Discovery Partners International, Inc.	Infinity Pharmaceuticals, Inc.
1/9/06	CancerVax Corporation	Micromet AG

Lazard reviewed, among other things, enterprise values per expected marketed product of the target companies, calculated as the transaction value of the selected transaction, divided by the expected number of marketed products (calculated by multiplying the number of product candidates of the target companies by the probability of success of such product candidates). Lazard then applied a range of enterprise values per expected product candidate derived from the selected transactions to Raven’s expected number of marketed products. Financial data of the selected transactions were based upon public filings, publicly available research analysts’ estimates and other publicly available information. Financial data of Raven were based upon estimates of VaxGen’s management. This analysis indicated the following implied aggregate enterprise value range for Raven, as compared to the implied merger consideration:

Implied Enterprise Value Ranges for Raven	Implied Merger Consideration

$57 million — $175 million	$38.6 million

Selected Comparable Companies Analysis

Lazard reviewed publicly available financial information for the following five publicly traded companies with protein platform technologies and preclinical or early stage clinical pipelines for cancer indications:

Innate Pharma S.A.

Peregrine Pharmaceuticals, Inc.

Lpath Incorporated

Oncolytics Biotech, Inc.

Micromet, Inc.

Lazard reviewed, among other things, enterprise values per expected product candidate of the selected companies, calculated as the equity value of such company based upon the closing stock price on November 8, 2007, plus the amount of net debt of such company, divided by the expected number of marketed products (calculated by multiplying the number of product candidates of the selected companies by the probability of success of such product candidates). Lazard then applied a range of enterprise values per expected product candidate derived from the selected companies to Raven’s expected number of marketed products. Financial data of the selected companies were based on publicly available information. Financial data of Raven were based upon internal estimates of VaxGen’s management. This analysis indicated the following implied aggregate enterprise value range for Raven, as compared to the implied merger consideration:

Implied Enterprise Value Range for Raven	Implied Merger Consideration

$29 million — $172 million	$38.6 million

Pro Forma Valuation of VaxGen

Lazard reviewed the pro forma valuation of the combined company after the transaction, based on the ownership of VaxGen shareholders immediately prior to the transaction of the combined company immediately after the transaction. Lazard calculated the pro forma valuation of the combined company immediately after the transaction by adding the VaxGen market value as of November 8, 2007 (based on a per share price of VaxGen common stock as of such date) to the low, midpoint and high valuations of Raven based on the analyses described above. Lazard also reviewed an estimated liquidation analysis of VaxGen prepared by management of VaxGen as of September 30, 2007. Lazard calculated the premium or discount of the low, mid and high points of the range of per share values of the pro forma combined company valuation to the per share price of VaxGen common stock on November 8, 2007 and the per share amount that would be payable to VaxGen shareholders in a liquidation of VaxGen as estimated by VaxGen management (referred to in the table as the liquidation share price):

	Low	Midpoint	High

VaxGen Pro Forma Valuation	$1.03	$1.67	$3.28
Premium (Discount) to VaxGen Share Price as of November 8, 2007	(10)%	45%	185%
Premium (Discount) to Liquidation Share Price	9%	76%	246%

Miscellaneous

In connection with Lazard’s services as VaxGen’s financial advisor, VaxGen has agreed to pay to Lazard an aggregate fee of $1.5 million, a portion of which was payable upon Lazard’s engagement and the rendering of Lazard’s opinion and a substantial portion of which is contingent upon the closing of the merger. VaxGen also has agreed to reimburse Lazard for its reasonable expenses (including reasonable attorneys’ fees) and to indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard in the past has provided investment banking services to VaxGen unrelated to the transaction, for which Lazard and such affiliates have received customary fees. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of VaxGen for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as VaxGen’s financial advisor because of its qualifications, experience and reputation in investment banking and mergers and its familiarity with VaxGen and its business.

Lazard prepared the above analyses for the purpose of providing an opinion to the VaxGen Board of Directors as to the fairness, from a financial point of view, to VaxGen of the Exchange Ratio. Lazard did not recommend any specific consideration to the VaxGen Board of Directors or that any given consideration constituted the only appropriate consideration for the transaction.

Lazard’s opinion and analyses were only one of many factors taken into consideration by the VaxGen Board of Directors in its evaluation of the transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the VaxGen Board of Directors or VaxGen’s management with respect to the Exchange Ratio or as to whether the VaxGen Board of Directors would have been willing to determine that a different consideration was fair.

Interests of VaxGen’s Executive Officers and Directors in the Merger

In considering the recommendation of the VaxGen Board of Directors with respect to issuing shares of VaxGen common stock as contemplated by the Merger Agreement, VaxGen stockholders should be aware that certain members of the Board of Directors and executive officers of VaxGen have interests in the merger that are different from, or in addition to, their interests as VaxGen stockholders. These interests present a conflict of interest. The VaxGen Board of Directors was aware of these conflicts of interest during its deliberations on the merits of the merger and in making its decision in approving the merger, the Merger Agreement and the related transactions.

Ownership Interest

As of January 23, 2008, all directors and executive officers of VaxGen, together with their affiliates, beneficially owned     % of the shares of VaxGen common stock. Approval of the merger requires the affirmative vote of the holders of a majority of VaxGen’s outstanding common stock. Certain VaxGen officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail under the caption “Voting Agreements” beginning on page 80.

For a more complete description of the interests of current and former officers and directors of VaxGen, please see the section entitled “VaxGen Security Ownership by Certain Beneficial Owners” on page 90 of this proxy statement/prospectus.

Executive Retention Program

In February 2007, our Board of Directors, at the recommendation of its compensation committee, adopted an executive retention program. The Board of Directors determined that it was imperative to retain the Company’s current executives to negotiate and execute any potential transaction that was in the best interest of stockholders. The retention program consists of a special stock option award and conditional cash payments.

Special retention stock option awards were granted to the Company’s current executives effective February 12, 2007 with an exercise price of $2.23, the closing market price of the Company’s common stock on that date. Each option award will vest monthly on a pro-rata basis over a 48-month period in accordance with the Company’s normal option vesting policy.

The respective awards are as shown below:

Name	Number of Shares

James P. Panek	200,000
Matthew J. Pfeffer	200,000
Marc J. Gurwith, M.D.	100,000
Piers C. Whitehead	100,000

The cash retention bonus payments under the retention program are comprised of two parts, each dependent upon the executive remaining a regular full-time employee of the Company in good standing at the time the condition is met. The amount of each retention bonus is shown below:

Name	Retention Bonus Payments

James P. Panek	$78,000
Matthew J. Pfeffer	60,000
Marc J. Gurwith, M.D.	58,000
Piers C. Whitehead	56,000

The first retention bonus payment was made to each executive listed above based on his continued full-time employment in good standing through June 30, 2007. A second cash bonus payment of the same amount will be made, conditioned upon the executive remaining a regular full-time employee in good standing through the completion of a strategic transaction, as determined in good faith at the discretion of the Board. It is expected that the contemplated merger with Raven would constitute such a strategic transaction. The second payment would also only be paid to the extent it exceeds the intrinsic value of the then exercisable special retention stock options previously awarded on the date payable.

Interests of Raven’s Executive Officers and Directors in the Merger

Raven Board of Directors and Management

As of September 30, 2007, Michael Kranda, George F. Schreiner, William D. Young, Jennie P. Mather, Stanford J. Stewart and Gordon A. Vehar, and their affiliates, beneficially owned [     ]% of the outstanding shares of Raven capital stock. Upon consummation of the merger with VaxGen, they are expected to own [     ]% of the outstanding common stock of VaxGen.

Combined Company Board of Directors

Following the merger, the Board of Directors of VaxGen will be Randall L-W. Caudill (who will serve as Chairman), Franklin M. Berger, Myron M. Levine, James P. Panek, Michael Kranda, George F. Schreiner and William D. Young.

Indemnification; Directors’ and Officers’ Insurance

For six years after the closing of the merger, VaxGen has agreed to maintain in effect, for the benefit of each individual who is an officer or director of VaxGen or Raven at date of the Merger Agreement, the existing director’s and officer’s insurance policies or an insurance and indemnification policy that is not less favorable than the existing director’s and officer’s insurance policies. VaxGen shall not, however, be required to pay an annual premium for such director’s and officer’s insurance policy that is in excess of $30,000.

Executive Retention Program

In order to provide an additional incentive to Raven’s executive officers, including the Chief Executive Officer, to identify and pursue potential change in control and financing transactions in the best interests of Raven’s stockholders, in October 2007 Raven’s compensation committee recommended, and its Board of Directors approved, entry into a change in control agreement with each executive officer of Raven. The proposed merger between VaxGen and Raven would constitute a change in control under these agreements. Each such change in control agreement provides for the following:

Retention Bonus — Each executive is entitled to a retention bonus in an amount equal to nine (9) months of the executive’s base salary. Forty percent of the retention bonus is payable in a cash lump sum upon the signing of a definitive agreement that provides for a change in control of Raven. The remaining 60% of the retention bonus is payable in cash and/or Series D preferred stock, as determined by the Board of Directors, upon consummation of the change in control. Dr. Mather is entitled to receive an additional twelve (12) months salary payable in cash upon consummation of the change in control.

Retroactive Salary Increase — Upon the consummation of a change in control in Raven, each executive officer is entitled to a 5% salary increase retroactive to January 1, 2007.

Equity Award Acceleration — Upon the consummation of a change in control of Raven, each executive officer is entitled to accelerated vesting, and, if applicable, exercisability, of all equity-based awards, including options. However, as a condition to Raven entering into the change in control agreements, each executive officer must agree to cancel all stock options effective as of immediately prior to the consummation of the change in control unless assumed in a change in control transaction.

Severance Benefits Prior to a Change in Control — If certain executive officers are terminated between the signing of a definitive agreement providing for a change in control of Raven and the consummation of that change in control, the executive is entitled to receive (a) the 60% of the Retention Bonus that would otherwise be payable upon consummation of the change in control, (b) an amount equal to 5% of the salary paid to such executive between January 1, 2007 and the date of termination, (c) the accelerated vesting, and, if applicable, exercisability, of any equity-based awards outstanding as of the date of termination, and (d) continued salary and benefits in accordance with such executive’s change in control agreement.

Severance Benefits Following a Change in Control — If an executive officer is terminated by Raven for cause or resigns for good reason within the twelve month period commencing on a change in control, the executive is entitled to continued salary and benefits for a period of twelve (12) months in the case of Dr. Schreiner and Dr. Mather, nine (9) months in the case of Mr. Whelan, and six (6) months in the case of other executive officers. In addition, the vesting and, if applicable, exercisability of each executive’s equity-based awards is fully accelerated upon such a termination.

Material U.S. Federal Income Tax Consequences of the Mergers

The following discussion summarizes the material U.S. federal income tax consequences of the mergers that are expected to apply generally to Raven stockholders upon an exchange of their Raven preferred stock for VaxGen common stock and cash in lieu of fractional shares of VaxGen common stock. This summary is based upon current provisions of the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to VaxGen, Raven, or the stockholders of Raven, as described in this summary. This summary is not binding on the Internal Revenue Service, or the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein. No ruling has been or will be requested from the IRS in connection with the mergers. The discussion below does not address the following: the tax consequences of the mergers under U.S. federal non-income tax laws or under state, local, or foreign tax laws; the tax consequences of transactions effectuated before, after, or at the same time as the mergers, whether or not they are in connection with the mergers, including, without limitation, transactions in which Raven shares are acquired or VaxGen shares are disposed of; the tax consequences to holders of options issued by Raven that are assumed, replaced, exercised, or converted, as the case may be, in connection with the first merger; the tax consequences of the receipt of VaxGen shares other than in exchange for Raven shares; or the tax consequences of the ownership or disposition of VaxGen shares acquired in Merger I.

No attempt has been made to comment on all U.S. federal income tax consequences of the mergers that may be relevant to particular holders of Raven common and preferred stock that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers and traders in securities;

•	foreign persons or entities;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts or insurance companies;

•	partnerships, limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations and other pass-through entities and investors in such entities;

•	holders who are subject to the alternative minimum tax provisions of the Code;

•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold shares that constitute small business stock within the meaning of Section 1202 of the Code;

•	holders with a functional currency other than the U.S. dollar;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset).

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Raven common or preferred stock, the tax treatment of a partner in such partnership generally will depend upon the status of that partner and the activities of the partnership. Such entities and persons holding interests in such entities should consult their own tax advisors regarding the tax consequences of the mergers.

Accordingly, holders of Raven common and preferred stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the mergers in light of their personal circumstances and the consequences of the mergers under U.S. federal non-income tax laws and state, local, and foreign tax laws.

Assuming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code, the following material U.S. federal income tax consequences will result:

•	VaxGen, TLW Merger Sub, Raven and the VaxGen stockholders will not recognize any gain or loss solely as a result of the mergers;

•	Raven stockholders will not recognize any gain or loss upon receipt of solely VaxGen common stock in exchange for their Raven preferred stock, other than with respect to cash received in lieu of fractional shares of VaxGen common stock;

•	the aggregate tax basis of the shares of VaxGen common stock received by a Raven stockholder in Merger I (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of Raven preferred stock surrendered in exchange therefor;

•	the holding period of the shares of VaxGen common stock received by a Raven stockholder in Merger I will include the holding period of the shares of Raven preferred stock surrendered in exchange therefor;

•	generally, cash payments received by Raven stockholders in lieu of fractional shares of VaxGen common stock will be treated as if such fractional shares were issued in Merger I and then redeemed by VaxGen for cash resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis in the fractional share and the amount of cash received. The gain or loss recognized by stockholders will be a capital gain and will be long term capital gain if the stockholder’s holding period for his, her, or its Raven preferred stock is more than one year; and

•	no gain or loss will be recognized on the release of shares of VaxGen common stock from escrow to former stockholders of Raven. If shares of VaxGen common stock are released to VaxGen pursuant to the escrow agreement, the tax basis that had been allocated to those shares will be reallocated to the remaining shares of VaxGen common stock, if any, held by the former stockholder of Raven from whose Raven shares the basis had been allocated when the VaxGen common stock was placed in escrow. While the matter is not free from doubt, if the former stockholder of Raven holds no shares of VaxGen common stock at the time escrowed shares of VaxGen common stock are released to VaxGen, the former stockholder of Raven should recognize a loss equal to the tax basis that had been allocated to the shares of VaxGen common stock released to VaxGen.

Raven stockholders that owned at least one percent (by vote or value) of the total outstanding stock of Raven or Raven stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the mergers are completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s Raven common and preferred stock and the fair market value of such stock.

For purposes of the above discussion of the bases and holding periods for shares of Raven common and preferred stock and VaxGen common stock, stockholders who acquired different blocks of Raven common or preferred stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged, converted, canceled or received in Merger I.

The above discussion does not apply to Raven stockholders who properly perfect appraisal rights. Generally, a Raven stockholder who perfects appraisal rights with respect to such stockholder’s shares of Raven common or preferred stock will recognize capital gain or loss equal to the difference between such stockholder’s tax basis in those shares and the amount of cash received in exchange for those shares.

Certain noncorporate Raven stockholders may be subject to backup withholding, at a rate of 28%, on cash received pursuant to Merge I. Backup withholding will not apply, however, to a Raven stockholder who (1) furnishes a correct taxpayer identification number and certifies that the Raven stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (3) is otherwise exempt from backup withholding. If a Raven stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Raven stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Raven stockholder’s U.S. federal income tax liability, provided that the Raven stockholder timely furnishes the required information to the IRS.

Anticipated Accounting Treatment

For accounting purposes, VaxGen is considered to be acquiring Raven in this transaction. Therefore, in accordance with U.S. generally accepted accounting principles, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to Raven’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Raven will be consolidated into the results of operations of VaxGen as of the effective date of the merger. These allocations will be based upon management’s estimates and possibly in part on a third party valuation of identifiable intangible assets acquired and an evaluation of the fair value of other assets and liabilities acquired.

Appraisal Rights

Under Delaware law, holders of VaxGen common stock are not entitled to appraisal rights in connection with the merger.

Raven stockholders who dissent from the merger and comply with the procedural requirements of Section 262 of the DGCL, may demand payment in cash of the fair value of their shares of capital stock in lieu of the transaction consideration, if any. These rights are commonly known as “dissenters’ rights.” If the dissenting stockholder and surviving corporation do not agree on a fair value of the shares, a court of proper jurisdiction will determine the fair value upon the dissenting stockholder’s petition, which could be more than, less than or equal to the value of the merger consideration. Dissenting stockholders lose their dissenters’ rights if they fail to follow all of the procedures required by Section 262 of the DGCL.

Regulatory Approvals

As of the date of this proxy statement/prospectus, neither VaxGen nor Raven is required to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. In the United States, VaxGen must comply with applicable federal and state securities laws and the rules and regulations of any stock exchanges to which it is subject, in connection with the issuance of shares of VaxGen common stock in the merger and the filing of this proxy statement/prospectus with the SEC.

Restrictions on Resales

The shares of VaxGen common stock to be issued to Raven Series D preferred stockholders and holders of warrants to purchase Raven Series D preferred stock in connection with the transaction will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of VaxGen common stock issued to any person who is deemed to be an “affiliate” of Raven. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of Raven, and may include some of the officers and directors, as well as its principal stockholders. These affiliates may not sell their shares of VaxGen common stock acquired in connection with the transaction except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act, which principally limits the volume of securities that can be sold in a three month period or (3) any other applicable exemption under the Securities Act, subject to the provisions of lock-up agreements certain of the Raven stockholders have granted in favor of VaxGen. VaxGen’s registration statement on Form S-4, of which this proxy statement/prospectus is a part, does not cover the resale of shares of VaxGen common stock to be received by affiliates of Raven in the merger.

THE MERGER AGREEMENT

The following description describes the material terms of the Merger Agreement. This description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. The Merger Agreement has been included to provide you with information regarding its terms. We encourage you to read the entire Merger Agreement. The Merger Agreement is not intended to provide any other factual information about VaxGen or Raven. Such information can be found elsewhere in this proxy statement/prospectus and in the case of VaxGen, in the other public filings of VaxGen made with the SEC, which are available without charge at www.sec.gov.

Structure of the Merger

Pursuant to the Merger Agreement, Merger Sub I, a wholly-owned subsidiary of VaxGen, will merge with and into Raven, which will be the surviving entity and will become a wholly-owned subsidiary of VaxGen as a result of this merger. Immediately following this merger, the surviving entity resulting from Merger I will merge with and into Merger Sub II. Following the merger, the separate existence of Raven will cease. Merger Sub II, as the successor to Raven, will be the surviving entity and a wholly-owned subsidiary of VaxGen and will assume all of Raven’s debts, liabilities, obligations, duties and assets.

Closing of the Merger

The closing of the transaction contemplated by the Merger Agreement will occur no later than the second business day after the last of the conditions to the transaction have been satisfied or waived, or at another time as VaxGen and Raven may agree. Contemporaneously with, or as soon as practicable after the closing, VaxGen and Raven will file a certificate of merger with the Secretary of State of the State of Delaware. The transaction will become effective upon the filing of this certificate or at another time as VaxGen and Raven agree in writing and specify in the certificate of merger. VaxGen and Raven currently expect that the closing of the transaction will take place by the end of the first calendar quarter of 2008. However, because the transaction is subject to stockholder approvals and other customary conditions, VaxGen and Raven cannot predict exactly when the closing will occur.

Merger Consideration; Manner and Basis of Converting Shares

At the effective time of the merger, all outstanding shares of Raven capital stock will automatically be canceled and holders of outstanding shares of Raven Series D preferred stock will receive 0.171284 share(s) (the Exchange Ratio) of VaxGen common stock for each share for Raven Series D preferred stock. Raven Series D preferred stockholders will receive an aggregate number of shares of VaxGen common stock equal to 49.1% of the fully-diluted shares of the combined company.

The number of shares of VaxGen common stock that Raven Series D preferred stockholders will receive in the transaction will be appropriately adjusted for any stock splits, reverse splits, stock dividends or distributions, reorganizations, recapitalizations and other similar events that occur between the date of the Merger Agreement and the completion of the transaction and for any change in the number of shares of Series D preferred stock outstanding as of immediately prior to the effective time of Merger I from 188,470,593. Additionally, the number of shares of VaxGen common stock to be issued in exchange for shares of Raven Series D preferred stock will be increased, as provided in Section 1.6(a)(i)(2) of the Merger Agreement, if, at a time no later than two weeks prior to the effective time, the actual balance of cash, cash equivalents and marketable securities held by VaxGen falls below $64 million. However, any increase will be limited such that the Raven Series D preferred stockholders do not receive more than 49.99% of the fully-diluted shares of the combined company. The number of shares VaxGen common stock to be issued in the merger shall be decreased, as provided in Section 1.6(a)(i)(2) of the Merger Agreement, if, immediately prior to the effective time, the fees, expenses, liabilities and obligations incurred by Raven in connection with the merger exceeds the amount of cash held by Raven (excluding cash provided under bridge loans made by VaxGen to Raven); or if, at a time three days after the VaxGen stockholders meeting at which the merger is approved, Raven has not received the full amount of the total commitments under the note purchase agreement between Raven and certain of its stockholders, dated November 12, 2007. The decrease in the number of shares of VaxGen common stock to be issued in the merger will result in the Raven Series D preferred stockholders receiving 30% of the fully-diluted shares of the combined company.

Aside from such events, there will be no adjustment to the total number of shares of VaxGen common stock to be issued in the merger to Raven Series D preferred stockholders for changes in the market price of VaxGen common stock. Furthermore, the Merger Agreement does not include a price-based termination right. Accordingly, the market value of the shares of VaxGen issued in connection with the merger will depend on the market value of the shares of VaxGen common stock at the time of effectiveness of the merger, and could vary significantly from the market value on the date of this document.

The shares of VaxGen common stock to be issued in connection with the merger will be allocated to the Raven Series D preferred stockholders on a pro rata basis.

Fractional Shares

No fractional shares of VaxGen common stock will be issued, but in lieu thereof each holder of Raven Series D preferred stock who would otherwise be entitled to a fractional share of VaxGen common stock (after aggregating all fractional shares to be received by such holder) shall receive from VaxGen an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction, multiplied by the average of the last sale prices of VaxGen common stock quoted on the Pink Sheets for the ten (10) trading days ending on the trading day immediately preceding the effective date of the Merger Agreement.

Surrender of Raven Stock Certificates

Promptly after the merger becomes effective, VaxGen will deposit with an exchange agent certificates representing the shares of VaxGen common stock issuable in exchange for outstanding shares of Raven Series D preferred stock.

Raven Series D preferred stockholders should not submit their Series D preferred stock certificates for exchange unless and until they receive the transmittal instructions and a letter of transmittal from the exchange agent.

Promptly following the effective time, VaxGen will instruct the exchange agent to mail to Raven Series D preferred stockholders a letter of transmittal and instructions for use to effect the surrender of their Raven Series D preferred stock certificates in exchange for VaxGen common stock and, in lieu of any fractional shares thereof, cash. Upon surrender of a Raven Series D preferred stock certificate to the exchange agent, along with a completed and properly executed letter of transmittal and any other required documents, the stock certificate will be canceled and the Raven stockholder will receive a certificate representing the number of whole shares of VaxGen common stock to which such holder is entitled and cash in lieu of fractional shares which such holder has the right to receive.

After the effective time, all holders of certificates representing shares of Raven common stock and preferred stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Raven. In addition, no transfer of Raven common stock or preferred stock after the effective time of the merger will be registered on the stock transfer books of Raven.

If any Raven Series D preferred stock certificate has been lost, stolen or destroyed, as a condition to the issuance of any certificate representing VaxGen common stock in exchange for such lost certificate, the exchange agent will require the owner of such certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and indemnifying VaxGen, the surviving corporation and the exchange agent against any claim that may be made with respect to the lost certificate.

From and after the effective time of the merger, until it is surrendered and exchanged, each certificate that previously evidenced Raven Series D preferred stock will be deemed to represent only the right to receive shares of VaxGen common stock and cash in lieu of any fractional share of VaxGen common stock. VaxGen will not pay dividends or other distributions on any shares of VaxGen common stock to be issued in exchange for any unsurrendered Raven Series D preferred stock certificate until the Raven stock certificate is surrendered as provided in the Merger Agreement.

Raven Warrants

At the effective time of the merger, each outstanding warrant granted by Raven to purchase shares of Raven Series D preferred stock will be converted into a warrant to acquire VaxGen common stock having the same terms and conditions as the Raven warrant had before the effective time. The number of shares that the new VaxGen warrant will be exercisable for and the exercise price of the new VaxGen warrant will reflect the Exchange Ratio in the merger. The number of shares of VaxGen common stock issuable upon the exercise of each warrant will be rounded down to the nearest whole number of shares of VaxGen common stock, with no cash being payable for any fractional share eliminated by such rounding. In total, Raven Series D preferred stock warrants assumed by VaxGen will become exercisable for approximately 321,000 shares of VaxGen common stock.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Raven and VaxGen relating to, among other things:

•	corporate organization, authority and qualifications;

•	actions taken to avoid characterization as a “business combination” under Section 203 of the Delaware General Corporation Law;

•	capital structure;

•	obligations with respect to capital stock;

•	authorization to enter into the Merger Agreement and consummate the associated transactions;

•	SEC filings and financial statements;

•	available cash and absence of undisclosed liabilities;

•	absence of material changes or events;

•	tax matters;

•	intellectual property rights and agreements;

•	permits and compliance with applicable laws;

•	litigation matters;

•	brokers’ and finders’ fees;

•	employee benefit plans;

•	environmental matters;

•	labor matters;

•	reorganization matters;

•	material agreements, contracts and commitments;

•	government contracts;

•	properties, assets and leases;

•	insurance;

•	books and records;

•	accounts receivable;

•	the disclosure of suppliers;

•	unlawful contributions and payments and compliance with the Foreign Corrupt Practices Act;

•	interested party transactions;

•	termination of certain warrants to purchase Raven stock and the amendment and restatement of certain indemnity agreements;

•	the accuracy of information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	Board of Directors approval of the Merger Agreement, the transaction and the associated agreements;

•	the receipt of fairness opinions from financial advisors;

•	the absence of restrictions on business activities;

•	the absence of liens and encumbrances; and

•	stockholder votes required for approval of the Merger Agreement and associated transactions.

Conduct of Business Prior to the Merger

Both Raven and VaxGen have agreed that they will conduct their businesses in the ordinary course, in accordance with past practices and in compliance with all applicable laws, rules and regulations.

Both Raven and VaxGen have also agreed that they will refrain from doing any of the following prior to the effectiveness of the merger without the prior written consent of the other, which consent shall not be unreasonably withheld:

•	amend or otherwise change its Certificate of Incorporation or Bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

•	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date of the Merger Agreement);

•	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of such party;

•	sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

•	fail to make any expenditures that are necessary and sufficient to maintain or, to the extent budgeted or consistent with the past practice, improve the conditions of its properties, facilities and equipment, including, without limitation, budgeted expenditures relating to maintenance, repair and replacement;

•	accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options;

•	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

•	sell, transfer, license, sublicense or otherwise dispose of any material intellectual property rights, or amend or modify any existing agreements with respect to any material intellectual property rights;

•	acquire (by merger, consolidation, or acquisition of stock or assets); (i) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of its subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or materially amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole (except pursuant to a capital expenditure budget approved in writing by both parties); or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited in Section 4.1(i) of the Merger Agreement;

•	increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis) or other employee, or establish, adopt, enter into or amend any employee benefit plan;

•	take any action, other than as required by GAAP, to change accounting policies or procedures;

•	make any material tax election inconsistent with past practices, settle or compromise any material federal, state, local or foreign tax liability, enter into any tax allocation agreement, tax sharing agreement, pre-filing or advance pricing agreement, tax indemnity agreement or closing agreement, or agree to an extension of a statute of limitations for any assessment of any tax;

•	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Raven or VaxGen, as applicable, or incurred in the ordinary course of business and consistent with past practice or as may otherwise be contemplated by the Merger Agreement;

•	enter into any material partnership arrangements, joint development agreements or strategic alliances; or

•	take, or agree in writing or otherwise to take, any of the actions described above.

Employee Benefits Matters

The Merger Agreement provides that Raven and VaxGen will cooperate to identify and make employment offers to certain Raven employees to continue employment with VaxGen. Employees who accept such offers shall enter into VaxGen’s standard hiring documents. However, VaxGen will honor all existing employment, retention and severance agreements between Raven and any officer, director or employee of Raven as specified in Raven’s Disclosure Schedule, in accordance with the terms of such agreements. VaxGen shall use commercially reasonable efforts to cause:

•	the Raven employees who accept employment offers to be eligible to participate in all compensation, retention, severance and employee benefit plans of VaxGen and its subsidiaries on the same terms as similarly situated VaxGen employees;

•	service rendered by Raven employees prior to the effective time of the merger to be credited for all purposes under compensation, retention, severance and employee benefit plans of VaxGen and its subsidiaries (other than for purposes of benefit accrual or as would result in a duplication of benefits);

•	Raven employees and their dependents to be immediately eligible to participate, without waiting time, in any VaxGen employee benefits plan to the extent such employee benefit plans replace comparable Raven employee benefits plans in which such individuals participated immediately before the effective time of the merger; and

•	all such Raven employees and their dependents not to be subject to any pre-existing condition limitation or actively at work requirements under any health plan of VaxGen or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding plan of Raven in which they participated prior to the effective time of the merger (VaxGen will give such Raven employees credit under such plans for co-payments made and deductibles satisfied prior to the effective time of the merger).

Nothing provided for in the Merger Agreement creates a right in any Raven employee to employment with VaxGen, the surviving corporation or any other subsidiary of VaxGen. In addition, no Raven employee or employee who continues employment with VaxGen will be deemed to be a third party beneficiary of the Merger Agreement, except for officers and directors of Raven to the extent of their respective rights with respect to the maintenance of indemnification rights and directors’ and officers’ insurance coverage. See “Indemnification and Insurance” below.

Indemnification and Insurance

The Merger Agreement provides that, for a period of six years after the merger, VaxGen will observe, to the fullest extent permitted by Delaware law, all rights of the directors and officers of Raven, as of the time the merger becomes effective, to indemnification for acts and omissions as directors and officers occurring before the merger pursuant to the Raven certificate of incorporation and bylaws and pursuant to any indemnification agreements with Raven. In addition, the Merger Agreement provides that for a period of six years after the merger, the surviving corporation will maintain in effect a directors’ and officers’ liability insurance policy covering the directors and officers of Raven, with coverage in amount and scope at least as favorable as the coverage under Raven’s existing policies as of the time immediately prior to the effective time of the merger.

Obligations of the VaxGen Board of Directors and Raven Board of Directors with Respect to Their Recommendations and Holding a Meeting of VaxGen’s Stockholders

Raven will use its commercially reasonable efforts to obtain the written consent of the Raven Stockholders to the Merger Agreement in accordance with Delaware Law and its Certificate of Incorporation and Bylaws.

VaxGen will take all action necessary to call, give notice of and, as promptly as practicable after the registration statement on Form S-4 is declared effective, and in any event within 60 days after the declaration of effectiveness, hold a meeting of its stockholders for the approval of the Merger Agreement, issuance of shares of VaxGen common stock in the merger, and, if necessary, an increase in the number of authorized shares of capital stock necessary to effectuate the merger. VaxGen will include a statement in the proxy statement/prospectus that its Board of Directors recommends that VaxGen’s stockholders approve the Merger Agreement, the issuance of shares of VaxGen common stock in the merger and, if necessary, an increase in the number of authorized shares of capital stock necessary to effectuate the merger.

The Merger Agreement provides that neither the Board of Directors of Raven nor the Board of Directors of VaxGen may withdraw or modify their recommendations to their stockholders to approve the merger, except when certain requirements, including the following, have been met:

•	Raven or VaxGen, as applicable, receives an unsolicited, bona fide written acquisition proposal that is not withdrawn;

•	such unsolicited written acquisition proposal was not obtained or made as a result of a breach of the Merger Agreement;

•	Raven’s or VaxGen’s Board of Directors, as applicable, determines in good faith, after having taken into account the advice of its outside legal counsel, that such acquisition proposal is a superior proposal;

•	Raven’s or VaxGen’s Board of Directors, as applicable, reasonably determines in good faith, after having taken into account the advice of its outside legal counsel, that failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law; and

•	Raven or VaxGen, as applicable, complies with all obligations to provide notice to the other party, including giving the other party at least five (5) business days notice of its intention to withhold, withdraw, modify or amend its recommendation, along with a copy of the most current version of any transaction agreement with the third party making the superior proposal or a summary of the material terms and conditions of such proposal, and the other party shall not have made an offer to adjust the terms and conditions of the Merger Agreement such that the third party proposal no longer constitutes a superior proposal.

The Merger Agreement provides that, if either company withdraws or modifies the recommendation of its Board of Directors, that company may be required under certain circumstances to pay a termination fee of $2.0 million to the other company. See “Termination of the Merger Agreement” and “Termination Fees” below.

Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals

The Merger Agreement contains detailed provisions prohibiting Raven and VaxGen from seeking or entering into an alternative transaction to the merger. Under these “no solicitation” and related provisions, subject to specific exceptions described above in “Obligations of the VaxGen Board of Directors and Raven Board of Directors with Respect to Their Recommendations and Holding a Meeting of VaxGen’s Stockholders,” Raven and VaxGen have agreed that they will not, directly or indirectly:

•	solicit, initiate, encourage or take any other action to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or could reasonably be expected to lead to any alternative acquisition proposal;

•	participate in any discussions or negotiations relating to, or furnish to any third party any information relating to, an alternative acquisition proposal;

•	approve, endorse or recommend any acquisition proposal;

•	enter into any letter of intent, agreement or similar document contemplating or otherwise relating to any acquisition proposal; or

•	grant any waiver or release under any standstill or similar agreement with respect to any class of its equity securities.

Exception to Limitation on Discussing and Negotiating Other Acquisition Proposals

The Merger Agreement provides that if Raven receives, prior to the approval of the Merger Agreement by its stockholders, or if VaxGen receives, prior to approval of the Merger Agreement and issuance of common stock in the merger by its stockholders, an unsolicited written acquisition proposal, then such party may furnish nonpublic information to, and engage in discussions and negotiations with, the third party making the acquisition proposal, as long as:

•	there has been no breach of any of the obligations described under the heading “Limitation on Soliciting, Discussing or Negotiating Other Acquisition Proposals” above;

•	Raven or VaxGen’s Board of Directors, as applicable, reasonably determines in good faith, after having taken into account the advice of its outside legal counsel, that (i) failure to take such actions would constitute a breach of its fiduciary duties to its stockholders under applicable law and (ii) such acquisition proposal is a superior proposal;

•	at least one (1) business day prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such third party, Raven or VaxGen gives the other party written notice of the identity of such third party and of the party’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such third party;

•	the party receives from such third party an executed confidentiality agreement containing terms and conditions at least as favorable as the provisions in the confidentiality agreement between Raven and VaxGen; and

•	contemporaneously with furnishing any nonpublic information to such third party, Raven or VaxGen furnishes such nonpublic information to the other party to the extent not previously furnished.

In addition:

•	the party shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any other third party with respect to any other alternative acquisition proposal and, cause such third party to return or destroy all confidential information furnished to such third party; and

•	the party shall provide the other party with at least forty-eight (48) hours prior written notice (or such lesser prior notice as provided to its own directors) of any meeting of the party’s Board of Directors at which the Board of Directors is reasonably expected to consider an alternative acquisition proposal and together with such notice a copy of the documentation relating to such acquisition proposal.

For purposes of the Merger Agreement, the term “superior proposal” shall mean, with respect to Raven and VaxGen, an unsolicited, bona fide written proposal, that the Board of Directors of Raven or VaxGen, as applicable, determines in its good faith judgment by a majority vote (after consultation with its financial advisors and outside legal counsel) to be more favorable to its stockholders than the transactions contemplated by the Merger Agreement, taking into account all relevant factors (including legal, financial, regulatory and other aspects of the offer and the third party making the offer), made by a third party after the date of the Merger Agreement to enter into any transaction or series of related transactions other than the transactions contemplated by the Merger Agreement involving:

•	any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a 15% or more interest in the total voting power of Raven or VaxGen, as applicable, or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Raven or VaxGen, as applicable, or any of their subsidiaries;

•	any merger, consolidation, reorganization or business combination or similar transaction involving Raven or VaxGen, as applicable, pursuant to which its stockholders immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the consolidated assets of Raven or VaxGen, as applicable, and its subsidiaries (including equity securities of its subsidiaries), other than a sale of VaxGen’s manufacturing facility; or

•	any liquidation or dissolution of Raven or VaxGen, as applicable.

Additional Agreements

Filing of Registration and Proxy Statements.  As promptly as practicable after the execution of the Merger Agreement, VaxGen shall use commercially reasonable efforts to file an application for relisting with Nasdaq or listing or quotation on an approved market, which means any U.S. national securities exchange or the OTC Bulletin Board. Subject to receiving all required information from Raven, as promptly as practicable after the execution of the Merger Agreement, VaxGen will prepare and file a proxy statement submitting the requisite approval of the merger to the vote of its stockholders with the SEC, and VaxGen will prepare and file with the SEC a registration statement on Form S-4 with respect to the registration of the shares of common stock to be issued in connection with the merger in which the proxy statement will be included as a prospectus. Subject to receiving all required information from Raven, VaxGen will respond to any comments of the SEC and will use its reasonable best efforts to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the proxy statement to be mailed to its stockholders at the earliest practicable time. VaxGen will notify Raven promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the registration statement, the proxy statement or for additional information and will supply Raven with copies of all correspondence. Each party will ensure that the information such party provides to be included in the proxy statement and the registration statement will comply in all material respects with all applicable law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the proxy statement or the registration statement, VaxGen will promptly inform Raven of such occurrence and cooperate in filing with the SEC and/or mailing to stockholders of VaxGen, such amendment or supplement. The proxy statement shall include the recommendation of VaxGen’s Board of Directors in favor of the issuance of common stock in the merger and, if required, an increase in the number of authorized shares of common stock necessary to effectuate the merger.

Access to Information; Confidentiality.  Upon reasonable notice and subject to other confidentiality obligations, Raven and VaxGen shall afford each other reasonable access prior to the effective time of the merger, to properties, books, contracts, commitments and records and, during such period, Raven and VaxGen each shall furnish promptly to the other all information concerning their businesses, properties and personnel as such other party may reasonably request. Each party shall keep such information confidential in accordance with the terms of the currently effective confidentiality agreement between Raven and VaxGen.

Bridge Loans to Raven.  Concurrent with the execution and delivery of the Merger Agreement, VaxGen and Raven also entered into a loan agreement and related documents, pursuant to which Raven will receive bridge loans from VaxGen of up to $6.0 million. The loan from VaxGen is repayable in full in the event the transaction does not close. In addition, Raven’s existing stockholders have agreed to loan up to $3.8 million to Raven, which will convert into shares of Raven Series D preferred stock immediately prior to the effective time. These shares are reflected in the Exchange Ratio, as defined above.

Notification of Certain Matters.  In addition to their other obligations to provide notification, the parties shall promptly notify each other of:

•	the occurrence or non-occurrence of any event likely to cause any representation or warranty to be untrue or inaccurate;

•	any failure of such party to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied under the Merger Agreement;

•	any notice or other communication from any person alleging that the consent of such person is or may be required in connection with Merger I or other transactions contemplated by the Merger Agreement;

•	any notice or other communication from any governmental entity in connection with the merger;

•	any litigation relating to or involving or otherwise affecting Raven or VaxGen that relates to the merger;

•	the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Raven contract; and

•	any change that would be considered reasonably likely to result in a material adverse effect, or is likely to impair in any material respect the ability of either Raven or VaxGen to consummate the merger.

Monthly Financial Statements.  The Merger Agreement provides that Raven shall deliver to VaxGen, as promptly as possible following the last day of each fiscal month end after the date of the Merger Agreement and until the effective time of the merger, and in any event within 28 days after the end of each such fiscal month end, the consolidated balance sheet of Raven and the related consolidated statements of income, changes in stockholders’ equity and cash flows of Raven for the one-month period then ended and for the period then ended since the balance sheet date.

Listing of VaxGen Common Stock.  VaxGen shall have reserved 31,961,528 shares of its common stock for issuance in connection with the merger. VaxGen shall use commercially reasonable efforts to cause shares of its common stock to be approved for listing or quotation, as applicable, in connection with the merger, on Nasdaq or on another approved market prior to the effective time of the merger.

Tax-Free Reorganization.  Raven, VaxGen, Merger Sub I and Merger Sub II will each use its reasonable best efforts to cause the transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code, and each shall each use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective subsidiaries to, take any action that would prevent or impede the transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each shall report and treat the transaction as a reorganization within the meaning of Section 368(a) of the Code and shall file all returns, information returns, schedules and reports consistent with that treatment. Raven and VaxGen will each make available to each other and their respective legal counsel copies of all returns requested by the other party.

Board of Directors of VaxGen.  VaxGen shall take all actions necessary to cause its Board of Directors, immediately after the effective time of the merger, to consist of the persons listed below:

Directors:

Randall L-W. Caudill, D. Phil. (Chairman)
Michael Kranda (Vice Chairman)
Franklin M. Berger, CFA
Myron M. Levine, M.D.
James M. Panek
George F. Schreiner, M.D., Ph.D.
William D. Young

The executive officers of VaxGen immediately after the effective time of the merger are expected to be the persons listed below:

Officers:

George F. Schreiner, M.D., Ph.D., Chief Executive Officer
James M. Panek, President and Chief Operating Officer
Matthew J. Pfeffer, Chief Financial Officer
Jennie P. Mather, Ph.D., Chief Scientific Officer

Stanford J. Stewart, M.D., Vice President of Clinical Research
Piers C. Whitehead, Vice President of Corporate and Business Development
Gordon A. Vehar, Ph.D., Vice President of Research and Development

Tax Matters.  Prior to the effectiveness of the registration statement, the parties shall each execute and deliver to Cooley Godward Kronish tax representation letters in a customary form for transactions such as the transaction in which shares of capital stock are registered on Form S-4. Following the delivery of the tax representation letters, VaxGen shall use its commercially reasonable efforts to cause Cooley Godward Kronish to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinion, Cooley Godward Kronish shall be entitled to rely on the tax representation letters as well as the representations made elsewhere in the Merger Agreement.

Consultation Regarding Certain Closing Conditions.  In the event that either Raven or VaxGen reasonably believes that a potential deviation from, or non-conformance, with the obligations set forth in the Merger Agreement has occurred or may occur, then such party shall so notify the other party and the Chief Executive Officers of both parties shall meet as promptly as practicable to discuss the matter and each party shall use reasonable, good faith efforts to resolve such matter.

Material Adverse Effect

Several of the representations, warranties, covenants and closing conditions of Raven and VaxGen in the Merger Agreement are qualified by reference to whether the item in question has had or could reasonably be expected to have a “material adverse effect” on the applicable company. The Merger Agreement provides that “material adverse effect” means, when used in connection with Raven: any change or effect that, individually or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, assets, condition or results of operations, taken as a whole, of Raven or on the ability of Raven to complete the closing of the merger pursuant to the terms of the Merger Agreement and comply with its obligations under the Merger Agreement. None of the following shall constitute or be taken into account in determining whether there has been or will be, a material adverse effect with respect to Raven:

•	changes arising from actions taken at VaxGen’s written request;

•	changes in prevailing economic or market conditions in the United States;

•	changes or developments in the biotechnology industry generally;

•	changes or developments in financial or securities markets or in connection with general economic, political or regulatory conditions;

•	any adverse effect resulting from or relating to any change in applicable laws or regulations or accounting requirements or principles;

•	the execution, delivery and performance of the Merger Agreement or the consummation of the transactions contemplated therein;

•	hostilities, acts of war, sabotage or terrorism or military actions; or

•	a loss of employees that occurs as a result of the announcement of the Merger Agreement or the pendency of the transactions contemplated therein that would not reasonably be expected either to (x) materially delay the development of RAV12, Raven’s pre-clinical drug candidates in development as of the date of this Merger Agreement, and/or Raven’s research and development collaboration activities as of the date of this Merger Agreement, or (y) to materially impair Raven’s ability to develop its core technologies or intellectual property.

The Merger Agreement provides that “material adverse effect” means, when used in connection with VaxGen: any change or effect that, individually or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, assets, condition or results of operations, taken as a whole, of VaxGen or on the ability of VaxGen to complete the closing of the transaction pursuant to the terms of the Merger Agreement and comply with its obligations under the Merger Agreement. None of the following shall constitute or be taken into account in determining whether there has been or will be, a material adverse effect with respect to VaxGen:

•	changes arising from actions taken at Raven’s written request;

•	changes in prevailing economic or market conditions in the United States;

•	changes or developments in the biotechnology industry generally;

•	changes or developments in financial or securities markets or in connection with general economic, political or regulatory conditions;

•	any adverse effect resulting from or relating to any change in applicable laws or regulations or accounting requirements or principles;

•	the execution, delivery and performance of the Merger Agreement or the consummation of the transactions contemplated therein; or

•	hostilities, acts of war, sabotage or terrorism or military actions.

Conditions to the Merger

Conditions to the Obligations of Each Party.  The Merger Agreement contemplates that the respective obligations of each party to effect the merger and the other transactions contemplated in the Merger Agreement shall be subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

•	the registration statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement shall have been initiated or, to the knowledge of VaxGen or Raven, threatened by the SEC;

•	the Merger Agreement shall have been approved and adopted by the stockholders of Raven and VaxGen, and the issuance of VaxGen common stock shall have been approved by the stockholders of VaxGen;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger shall have been issued by any court of competent jurisdiction or other governmental body which order or injunction remains in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending, and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the merger, which makes the consummation of the merger illegal; and

•	VaxGen’s common stock shall have been listed or approved for quotation on an approved market, and VaxGen’s common stock to be issued in connection with the merger shall have been approved for listing or quotation, subject to notice of issuance, on such approved market.

Additional Conditions to the Obligations of Raven.  The Merger Agreement contemplates that the obligations of Raven to effect the merger and the other transactions contemplated by the Merger Agreement are also subject to the following conditions:

•	the representations and warranties of VaxGen contained in the Merger Agreement and VaxGen’s disclosure schedule shall be true and correct in all respects on and as of the effective time of the merger (except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such date), except in such cases where the failure to be so true and correct would not have a material adverse effect on VaxGen;

•	VaxGen shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement;

•	Raven shall have received satisfactory evidence that VaxGen has obtained all required material consents, waivers, approvals, authorizations or orders and make all required filings for the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated therein;

•	there shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Raven from exercising all material rights and privileges pertaining to its ownership or operation of any of its subsidiaries of all or a material portion of the business or assets of Raven or any of its subsidiaries, or seeking to compel Raven or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Raven or any of its subsidiaries, as a result of the merger;

•	Raven shall have received such other certificates and instruments (including without limitation certificates of good standing of VaxGen in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the closing; and

•	since the date of the Merger Agreement, there shall have been no change, occurrence or circumstance in the results of operations or financial condition of VaxGen or any subsidiary of VaxGen having or reasonably likely to have, individually or in the aggregate, a material adverse effect.

Additional Conditions to the Obligations of VaxGen.  The Merger Agreement contemplates that the obligations of VaxGen to effect the merger and the other transactions contemplated by the Merger Agreement are also subject to the following conditions:

•	the representations and warranties of Raven contained in the Merger Agreement and Raven’s disclosure schedule shall be true and correct in all respects on and as of the effective time of the merger (except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such date), except in such cases where the failure to be so true and correct would not have a material adverse effect on Raven;

•	Raven shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement;

•	VaxGen shall have received satisfactory evidence that Raven has obtained all required material consents, waivers, approvals, authorizations or orders (including all consents and approvals required under the agreements listed in Section 6.2 of Raven’s disclosure schedule) and make all required filings for the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated therein;

•	there shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit VaxGen from exercising all material rights and privileges pertaining to its ownership or operation of any of its subsidiaries of all or a material portion of the business or assets of VaxGen or any of its subsidiaries, or seeking to compel VaxGen or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of VaxGen or any of its subsidiaries, as a result of the merger;

•	VaxGen shall have received such other certificates and instruments (including without limitation certificates of good standing of Raven in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the closing; and

•	since the date of the Merger Agreement, there shall have been no change, occurrence or circumstance in the results of operations or financial condition of Raven or any subsidiary of Raven having or reasonably likely to have, individually or in the aggregate, a material adverse effect.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the merger, notwithstanding approval thereof by the stockholders of Raven and VaxGen:

•	by mutual written consent duly authorized by the boards of directors of VaxGen and Raven;

•	by either Raven or VaxGen if the merger shall not have been consummated by April 15, 2008 (provided that such right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the merger to occur on or before such date);

•	by either Raven or VaxGen if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

•	by either Raven or VaxGen, if the required approvals of the stockholders of VaxGen or Raven contemplated by the Merger Agreement shall not have been obtained (provided that such right to terminate the Merger Agreement shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of the Merger Agreement);

•	by Raven or VaxGen, upon a material breach of any covenant or agreement on the part of Raven or VaxGen, respectively, set forth in the Merger Agreement, and provided that such breach is not cured prior to the expiration of fifteen (15) days from its occurrence (but in no event later than April 15, 2008);

•	by either Raven or VaxGen, if any representation or warranty on the part of the other party set forth in the Merger Agreement proves to have been untrue on the date of the Merger Agreement, if such failure to be true is reasonably likely to have a material adverse effect, as defined above;

•	by VaxGen if (i) the Board of Directors of Raven, or any committee thereof, shall change its determination that the merger is fair to and in the best interests of Raven or shall change its recommendation that the stockholders of Raven approve the Merger Agreement and/or shall approve, endorse or recommend an acquisition proposal from a third party; (ii) Raven shall have entered into any letter of intent, agreement in principle or similar document or any agreement accepting any third party acquisition proposal; or (iii) Raven has willfully and materially breached its obligations regarding solicitation and receipt of third party proposals, as provided in the Merger Agreement;

•	by Raven if (i) the Board of Directors of VaxGen, or any committee thereof, shall change its determination that the merger is fair to and in the best interests of VaxGen or shall change its recommendation that the stockholders of VaxGen approve the Merger Agreement and issuance of VaxGen common stock (or fail to include such recommendation in the proxy statement) and/or shall approve, endorse or recommend an acquisition proposal from a third party; (ii) VaxGen shall have entered into any letter of intent, agreement in principle or similar document or any agreement accepting any third party acquisition proposal; (iii) VaxGen has willfully and materially breached its obligations regarding solicitation and receipt of third party proposals, as provided in the Merger Agreement; or (iv) a tender or exchange offer relating to securities of VaxGen shall have been commenced by a third party and VaxGen shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that VaxGen recommends rejection of such tender or exchange offer;

•	by Raven in the event the Raven Board of Directors receives an unsolicited, bona fide written acquisition proposal from a third party that the Board of Directors determines by majority vote to be more favorable to Raven stockholders than the transactions contemplated by the Merger Agreement;

•	by VaxGen in the event the VaxGen Board of Directors receives an unsolicited, bona fide written acquisition proposal from a third party that the Board of Directors determines by majority vote to be more favorable to VaxGen stockholders than the transactions contemplated by the Merger Agreement;

•	by Raven if there shall have occurred any material adverse effect with respect to VaxGen since the date of the Merger Agreement; or

•	by VaxGen if there shall have occurred any material adverse effect with respect to Raven since the date of the Merger Agreement.

Termination Fees

The Merger Agreement provides that a party that receives an unsolicited, bona fide written acquisition proposal from a third party that the Board of Directors of such party determines by majority vote to be more favorable to its stockholders than the transactions contemplated by the Merger Agreement may terminate the Merger Agreement. Prior to or concurrently with termination, the terminating party shall pay the non-terminating party a termination fee of $2.0 million. Subject to limited exceptions, all fees and expenses incurred in connection with the Merger Agreement will be paid by the company incurring such expenses.

All fees and expenses incurred in connection with the Merger Agreement and the related transactions are to be paid by the party incurring such expenses. However, if Merger I is consummated, all fees and expenses must be paid from each party’s cash on hand prior to the effective time of Merger I.

Amendment and Waiver of the Merger Agreement

The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the effective time of the merger; provided, however, that, after approval of the merger by the stockholders of Raven and VaxGen, no amendment may be made which by law requires further approval by such stockholders without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed by the parties hereto.

At any time prior to the effective time of the merger, any party to the Merger Agreement may, with respect to any other party, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound.

VOTING AGREEMENTS

The following description of the voting agreements describes the material terms of the voting agreements. This description of the voting agreements is qualified in its entirety by reference to the form of voting agreement which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read the entire form of voting agreements.

Voting Agreements Relating to Raven Shares

The following holders of Raven Series D preferred stock have each entered into voting agreements with VaxGen dated November 12, 2007: Bear Stearns Health Innoventures Employee Fund, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear Stearns Health Innoventures, L.P., BSHI Members, L.L.C., BX, L.P., BioMedical Sciences Investment Fund Pte Ltd., Grand Cathay Venture Capital Co., LTD, Grand Cathay Venture Capital III Co., LTD, Prudence Venture Investment Corp., CMEA Life Sciences Fund, L.P., CMEA Ventures Life Sciences 2000, Civil Law Partnership, CMEA Ventures Life Sciences 2000, L.P., Cogene Biotech Ventures, L.P., Jennifer Fonstad, H&Q Healthcare Investors, H&Q Life Sciences Investors, Integra Ventures III, L.P., Montgomery Raven Partnership, Pequot Healthcare Venture Fund, L.P., Pequot Offshore Private Equity Partners III, L.P., Pequot OHV Fund, L.P., Pequot Private Equity Fund III, L.P., Pequot Raven Con Note Grantor Trust, Ridgeback Capital

Investments L.P., Saints Capital V, L.P., 2180 Associates Fund VII, L.P., U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur Partners VII-B, L.P., Vulcan Capital Venture Capital I LLC, and Vulcan Capital Venture Holdings Inc.

In the voting agreements, each stockholder granted VaxGen an irrevocable proxy to vote his, her or its shares of Raven common stock:

•	in favor of the adoption of the Merger Agreement and approval of the merger, and in favor of the other transactions contemplated by the Merger Agreement, including any stockholder vote required by Raven’s certificate of incorporation;

•	in favor of any other matter reasonably relating to the consummation or facilitation of the transactions contemplated by the Merger Agreement for which a stockholder vote would be required;

•	against any merger, consolidation, sale of assets, recapitalization or other business combination involving Raven (other than the one contemplated by the Merger Agreement);

•	against any sale, lease, exchange, transfer, license, acquisition or disposition of all or substantially all of the assets of Raven (other than the one contemplated by the Merger Agreement); and

•	against any other action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of Raven under the Merger Agreement or that could reasonably be expected to result in any of the conditions to Raven’s obligations under the Merger Agreement not being fulfilled.

Each stockholder has also agreed that, before the earlier of the date upon which the Merger Agreement is validly terminated or the date upon which the merger is consummated, they will not (i) sell, pledge, encumber, assign, transfer or otherwise dispose of any shares of Raven common stock or preferred stock or any options or warrants to purchase Raven common stock or preferred stock owned by them, or (ii) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such shares or grant any proxy with respect thereto, or (iii) enter into any contract, commitment, option or other arrangement or with respect to the direct or indirect acquisition or sale, assignment, pledge, encumbrance, transfer or other disposition of any of such shares, except upon their death or to certain related parties, and only if each person to whom any shares, warrants or options are transferred agrees to be bound by the terms of the voting agreement.

The following holders of Raven Series D preferred stock as part of the Series D loan to Raven have each entered into a voting agreement to convert some of their preferred stock to common stock in certain circumstances: Bear Stearns Health Innoventures Employee Fund, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear Stearns Health Innoventures, L.P., BSHI Members, L.L.C., BX, L.P., BioMedical Sciences Investment Fund Pte Ltd., Grand Cathay Venture Capital Co., LTD, Grand Cathay Venture Capital III Co., LTD, Prudence Venture Investment Corp., CMEA Life Sciences Fund, L.P., CMEA Ventures Life Sciences 2000, Civil Law Partnership, CMEA Ventures Life Sciences 2000, L.P., Cogene Biotech Ventures, L.P., Jennifer Fonstad, H&Q Healthcare Investors, H&Q Life Sciences Investors, Integra Ventures III, L.P., Montgomery Raven Partnership, Pequot Healthcare Venture Fund, L.P., Pequot Offshore Private Equity Partners III, L.P., Pequot OHV Fund, L.P., Pequot Private Equity Fund III, L.P., Pequot Raven Con Note Grantor Trust, Ridgeback Capital Investments L.P., Saints Capital V, L.P., 2180 Associates Fund VII, L.P., U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur Partners VII-B, L.P., Vulcan Capital Venture Capital I LLC, and Vulcan Capital Venture Holdings Inc.

The following holders of Raven common stock or options to purchase common stock have each entered into voting agreements with Raven to vote any common stock shares they own for the approval of the merger: George Schreiner, Jennie Mather, John Whelan, Gordon Vehar, Carolyn Adler, Stanford Steward and Lucille Chang.

Approximately 19,309,339 shares in the aggregate (or approximately 87% of the Raven common stock outstanding on the record date) are subject to voting agreements and irrevocable proxies. In addition, as of September 30, 2007, options to purchase approximately 16,005,617 shares of Raven common stock are subject to voting agreements and irrevocable proxies; however, the shares underlying such options do not carry any voting rights unless and until such options are exercised.

Waiver of Appraisal Rights.  Each stockholder who has entered into the voting agreement irrevocably and unconditionally waives the exercise of, and shall cause to be waived and prevent any rights of appraisal, rights to dissent or any similar right that such stockholder or any other person may have by virtue of the stockholder’s ownership of Raven shares with respect to the merger and the other transactions contemplated by the Merger Agreement.

BRIDGE LOAN AGREEMENT

On November 12, 2007 VaxGen entered into a Loan Agreement with Raven, which provides for VaxGen to lend Raven up to $6 million in the aggregate, beginning December 1, 2007. Under the Loan Agreement, VaxGen is obligated to provide monthly loan advances to Raven based on a schedule attached to the Loan Agreement. VaxGen’s obligations to make loan advances to Raven will end on the earliest to occur of (1) the closing of the merger, (2) April 1, 2008, (3) 30 days after a termination of the Merger Agreement other than for breach, or (4) immediately if VaxGen terminates the Merger Agreement, either because of a breach by Raven or because VaxGen decides to pursue an alternate transaction as permitted in the Merger Agreement and VaxGen pays the break up fee specified in the Merger Agreement.

The loans to be made under the Loan Agreement are intended to provide working capital for Raven’s business operations and its continued development of its technology. The loans will not be used for transaction expenses or for compensation, severance or retention of Raven employees.

Upon the closing the merger, the loans will be forgiven. If the merger does not close and Raven has not breached the Merger Agreement and neither party has elected to pursue an alternative transaction, then the loans are to be repaid in full on June 1, 2009. If the Merger Agreement is terminated because of a breach by Raven, then the loans are subject to repayment 60 days after termination. If the Merger Agreement is terminated because Raven has determined to pursue an alternative transaction, the loans are subject to repayment on the earlier of 10 days after the termination or the closing of the Raven alternative transaction. The loans are subject to repayment in full if there is an event of default under the promissory note. The loans are also subject to mandatory prepayment if the merger does not close and Raven obtains equity or debt financing. In that event, the amount of prepayment will be 10% of the amount of the proceeds of any equity or debt financing up to $5 million, and will be 20% of the amount of the proceeds or any equity or debt financing in excess of $5 million.

The loans are subordinated to the interests of Raven’s senior lender, Venture Lending and Leasing (“VLL”). The loans are senior to the loans made by Raven’s Series D preferred stockholders under the Note Purchase Agreement between such stockholders and Raven dated November 12, 2007. At any time, VaxGen can prepay the amount of indebtedness that Raven owes to VLL, and upon such repayment, the loans will be increased by the amount paid to VLL and the loans will automatically become secured by all of Raven’s intellectual property.

COMBINED COMPANY MANAGEMENT AFTER THE MERGER

Upon consummation of the merger, the Board of Directors of the combined company will be comprised of seven members. The following table lists the names, ages and positions of individuals currently designated by VaxGen and Raven to serve as directors and executive officers of the combined company upon consummation of the merger. The ages of the individuals are provided as of September 30, 2007.

Executive Officers and Directors

Name	Age	Position

Executive Officers:
George F. Schreiner, M.D., Ph.D.	58	Chief Executive Officer and Director
James P. Panek	54	President, Chief Operating Officer and Director
Matthew J. Pfeffer	50	Chief Financial Officer and Senior Vice President, Finance and Administration
Piers C. Whitehead	45	Vice President, Corporate and Business Development
Jennie P. Mather, Ph.D.	59	Chief Scientific Officer
Stanford J. Stewart, M.D.	56	Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	59	Vice President, Research and Development
Other Directors:
Randall L-W. Caudill, D. Phil	60	Chairman
Franklin M. Berger, CFA	57	Director
Myron M. Levine, M.D.	63	Director
Michael Kranda	54	Director and Vice Chairman
William D. Young, Ph.D.	62	Director

For more information regarding the management of the combined company, please see “Management of the Combined Company after the Merger” on page 125.

THE VAXGEN BOARD OF DIRECTORS RECOMMENDS THAT VAXGEN’S
STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE
OF SHARES OF VAXGEN COMMON STOCK IN THE MERGER.

PROPOSAL 2
APPROVAL OF THE ADOPTION OF THE
VAXGEN 2008 EQUITY INCENTIVE PLAN

We are asking our stockholders to approve the adoption the VaxGen 2008 Equity Incentive Plan at the special meeting of stockholders. In this Proposal, we call this plan the 2008 Plan. If approved by stockholders, the 2008 Plan will succeed and replace our Amended and Restated 1996 Stock Option Plan. In this Proposal, we call that plan the Prior Plan.

When our stockholders approve the 2008 Plan, and subject to adjustment upon certain changes in capitalization, the aggregate number of shares of common stock of the Company that may be issued pursuant to Stock Awards under the Plan shall not exceed 9,345,432 shares of common stock, with the actual number determined on the date the plan is approved by our stockholders and comprised of: (i) that number of shares subject to the Prior Plan and available for future grants on the date the 2008 Plan is approved by our stockholders plus (ii) the number of shares subject to then-currently outstanding stock awards issued under the Prior Plan that return to the share reserve from time to time after the date the 2008 Plan is adopted by our stockholders. As of December 14, 2007, there were 3,995,380 shares of common stock available for future awards under the Prior Plan and 5,350,052 shares were subject to outstanding stock awards issued under the Prior Plan.

On          , our Board of Directors, or the Board, approved the 2008 Plan, subject to the approval of our stockholders. The 2008 Plan is critical to our ongoing effort to build stockholder value. As discussed in the “Compensation Discussion and Analysis” beginning on page 102 of this proxy statement/prospectus, equity incentive awards are central to our compensation program. The Board believes that our ability to grant stock awards to new and existing employees has helped and will continue to help us attract, retain, and motivate the world’s best talent.

Vote Required and Recommendation of The Board

The affirmative vote of the holders of a majority of the shares present in person or represented by proxyand entitled to vote at the meeting will be required to approve the adoption of the 2008 Plan. Abstentions and broker non-votes will be counted towards a quorum. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are not counted for any purpose in determining whether this matter has been approved.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Summary of the 2008 Plan

A summary of the principal features of the 2008 Plan follows below. The summary is qualified by the full text of the 2008 Plan that is attached as Annex D to this proxy statement/prospectus.

Types of Awards

The 2008 Plan provides for the following types of awards: incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards. We refer to these stock awards in this Proposal collectively as the stock awards or awards.

Eligibility

Awards may be granted under the 2008 Plan to our employees, directors and consultants. Only our employees may receive incentive stock options. As of November 30, 2008, 31 employees, 5 non-employee directors and no consultants were eligible to participate in the 2008 Plan.

Administration

The Board, or a committee of the Board, will administer the 2008 Plan. A committee may consist of two or more “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act, or of two or more “outside directors” within the meaning of Section 162(m) of the Code. For awards to employees other than the named executive officers, the 2008 Plan also permits delegation of administration of the 2008 Plan to one or more of our “officers” within the meaning of Section 16 of the Exchange Act, as amended, and the rules and regulations promulgated thereunder.

As administrator of the 2008 Plan, the Board has the authority to implement, construe and interpret its provisions. Among other things, the Board has the power to determine award recipients and the terms of awards including the exercise price, the number of shares subject to each award, the exercisability of stock awards and the form of consideration payable at exercise. The Board has the power to approve forms of award agreements, and to adopt procedures and sub-plans to permit employees, directors or consultants who are foreign nationals or employed outside the United States to participate in the 2008 Plan. The Board does not have the authority under the 2008 Plan to reduce the exercise or purchase price of any outstanding stock award or to cancel and re-grant any outstanding stock award if such action would reduce the exercise or purchase price of the award, in either case, unless our stockholders have approved such an action within twelve months prior to such an action.

Stock Subject to the 2008 Plan

When our stockholders approve the 2008 Plan, and subject to adjustment upon certain changes in capitalization, the aggregate number of shares of common stock of the Company that may be issued pursuant to Stock Awards under the Plan shall not exceed 9,345,432 shares of common stock, with the actual number determined on the date the plan is approved by our stockholders and comprised of: (i) that number of shares subject to the Prior Plan and available for future grants on the date the 2008 Plan is approved by our stockholders plus (ii) the number of shares subject to then-currently outstanding stock awards issued under the Prior Plan that return to the share reserve from time to time after the date the 2008 Plan is adopted by our stockholders. As of December 14, 2007, there were 3,995,380 shares of common stock available for future awards under the Prior Plan and 5,350,052 shares were subject to outstanding stock awards issued under the Prior Plan. As of December 19, 2007, no awards had been granted under the 2008 Plan.

The shares of common stock subject to stock awards granted under the 2008 Plan that expire, are forfeited or repurchased because of a failure to vest, or otherwise terminate without being exercised in full will return to the 2008 Plan and be available for issuance under the 2008 Plan. However, any shares that are withheld to satisfy tax requirements or that are used to pay the exercise or purchase price of a stock award may not be issued again under the 2008 Plan.

Terms of Options

A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. Stock option grants may be incentive stock options or nonstatutory stock options; however, no more than 10,000,000 shares of common stock may be issued under the 2008 Plan pursuant to the exercise of incentive stock options. Each option is evidenced by a stock option agreement. The Board determines the terms of a stock option including the exercise price, the form of consideration paid on exercise, the vesting schedule, restrictions on transfer and the term. The exercise price of a stock option generally may not be less than 100% of the fair market value of the stock subject to the option on the date of grant (for an incentive stock option, 110% if the optionee is a 10% holder). The term of an option will not be longer than ten years (for an incentive stock option, five years if the optionee is a 10% holder) and may be subject to restrictions on transfer. When exercised, the exercise price may be paid in cash, by check, bank draft, or money order payable to us, pursuant to a program developed under Regulation T promulgated by the Federal Reserve Board, by delivery of other shares of common stock, by a “net exercise” arrangement, or by any other means acceptable to the Board and permissible under applicable law.

Options generally terminate three (3) months after termination of an optionee’s service. As set forth in the 2008 Plan, the optionee will have longer to exercise when termination is due to disability or death. No option may be exercised beyond the expiration of its term. Unless otherwise provided in the option agreement, options will terminate immediately and cease to remain outstanding if the optionee’s service is terminated for cause.

Terms of Restricted Stock Awards

Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the Board. Each restricted stock award is evidenced by an award agreement that sets forth the terms and conditions of the award. The Board sets the terms of the restricted stock awards including the size of the restricted stock award, the price to be paid, if any, by the recipient, the vesting schedule, and any performance criteria that may be required for the stock to vest. The award may vest based on continued employment and/or the achievement of performance goals. If a participant’s service terminates before the restricted stock is fully vested, all of the unvested shares may be forfeited to, or repurchased by, the Company, as provided for in the restricted stock award agreement.

Terms of Restricted Stock Unit Awards

A restricted stock unit is a right to receive stock or cash equal to the value of a share of stock at the end of a set period. No stock is issued at the time of grant. Each restricted stock unit award is evidenced by an agreement that sets forth the terms and conditions of the award. The Board sets the terms of the restricted stock unit award, including the number of units granted, the consideration to be paid by the recipient (if any), and the vesting schedule (including any performance vesting criteria). When a participant’s service terminates, the unvested portion of the restricted stock unit award will be forfeited unless otherwise provided in the restricted stock unit award agreement.

Terms of Stock Appreciation Rights

A stock appreciation right, or SAR, is the right to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date for the number of shares of our common stock that are exercised. SARs may be granted as stand-alone stock awards or in tandem with other stock awards. Each SAR is evidenced by an agreement specifying the exercise price, vesting schedule, number of shares granted and the other terms of the SAR.

When a SAR is exercised, the holder is entitled to an amount equal to the difference between (a) the exercise price, which generally may be no less than 100% of the fair market value of a share of our common stock on the date the SAR was granted and (b) the fair market value of a share of our common stock on the date the SAR is exercised. We may pay the amount of the appreciation in cash or shares of our common stock, a combination of both or in any other form of consideration determined by the Board and set forth in the SAR agreement. SARs generally terminate three (3) months after termination of a holder’s service or as set forth in the SAR agreement.

Terms of Performance Based Stock Awards

Performance Stock Awards.  A performance stock award may be granted, may vest, or may be exercised upon achievement of pre-determined performance goals. A performance stock award may also require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Board or a committee of the Board. In addition, to the extent permitted by applicable law and the award agreement, the Board (or committee as applicable) may determine that cash may be used in payment of performance stock awards.

Performance Cash Awards.  A performance cash award is a cash award that is paid upon the achievement of performance goals during a performance period. A performance cash award may also require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Board or a committee of the Board. In addition, to the extent permitted by applicable law and the applicable award agreement, the Board (or committee as applicable) may determine that common stock authorized under the 2008 Plan may be used in payment of performance cash awards.

Performance Criteria.  Performance-based stock and cash awards may be made subject to one or more of the following criteria: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre- and after-tax income; (xiv) pre-tax profit; (xv) operating cash flow; (xvi) sales or revenue targets; (xvii) orders and revenue; (xviii) increases in revenue or product revenue; (xix) expenses and cost reduction goals; (xx) improvement in or attainment of expense levels; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added (or an equivalent metric); (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) customer satisfaction; (xxx) stockholders’ equity; (xxxi) quality measures; and (xxxii) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

Terms of Other Stock Awards

The Board may grant other incentive awards that are based in whole or in part by reference to the value of our common stock. Subject to the provisions of the 2008 Plan, the Board has the authority to determine the persons to whom and the dates on which such other stock awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other stock awards granted under the 2008 Plan.

No person may be granted stock awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the fair market value of the common stock on the date of grant (such as options and stock appreciation rights) covering more than 600,000 shares of common stock during any calendar year. In addition, no person may be granted performance stock awards covering more than 300,000 shares of common stock during any calendar year. Finally, no person may be granted performance cash awards with a value exceeding $500,000 during any calendar year. Stockholder approval of this Proposal will also constitute approval of these limitations for purposes of Section 162(m) of the Code. These limitations are designed so that any deductions to which we would otherwise be entitled upon the exercise of options granted under the Plan or upon the subsequent sale of the shares acquired under those stock awards will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Code.

Changes to Capital Structure

In the event any change is made in the shares subject to the 2008 Plan or any stock award granted under the 2008 Plan, whether through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or otherwise, the Board will adjust: (a) the class(es) and maximum number of securities subject to the 2008 Plan, (b) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (c) the class(es) and maximum number of securities (or amount of cash consideration) that may be awarded to any person pursuant to awards intended to satisfy the requirements of Section 162(m) of the Code, and (d) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transactions; Changes in Control

In the event of a corporate transaction or a change of control, outstanding stock awards under the 2008 Plan may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then with respect to (a) any stock awards that are held by individuals performing services for us immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction.

Compliance with California Code of Regulations

To the extent an award is subject to Section 25113 of the California Corporate Securities Law of 1968, as amended, or Section 25113, such award will be granted pursuant to those terms required by Section 25113. Such requirements include, but are not limited to, (i) repurchase limitations for rank-and-file employees, pursuant to which the repurchase price for any shares subject to an award repurchased upon termination of a rank-and-file employee’s continuous service will be the original purchase price of the common stock and (A) the right shall lapse at a rate of at least 20% of the common stock, per year, over 5 years from the date the award is granted and (B) the repurchase right must be exercised for cash or cancellation of purchase money indebtedness for the common stock within 6 months of the employee’s termination of continuous service and (ii) for a participant whose continuous service terminates for any reason other than for cause, such participant is afforded an extended exercise period of at least 6 months from his or her termination date if such termination is caused by death or disability, or an extended exercise period of at least 30 days if his or her termination arises for reasons other than death or disability.

Duration, Suspension, Termination, and Amendment

The Board may suspend or terminate the 2008 Plan at any time. The 2008 Plan is scheduled to terminate on          , which is the day before the tenth anniversary of the date the 2008 Plan was adopted by the Board. No awards may be granted under the 2008 Plan while the 2008 Plan is suspended or after it is terminated.

The Board may amend the 2008 Plan at anytime, subject to any legal, regulatory or listing requirements requiring stockholder approval.

Tax Withholding

The Board may require a participant to satisfy any federal, state, local, or foreign tax withholding obligation relating to a stock award by (a) causing the participant to tender a cash payment; (b) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the participant in connection with the award;

(c) withholding cash from an award settled in cash or other amounts payable to the participant; or (d) by other method set forth in the award agreement.

Summary of Federal Income Tax Consequences of the 2008 Plan

The following summary is intended only as a general guide to the U.S. federal income tax consequences under current law of participation in the 2008 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer’s particular situation may be such that some variation of the described rules is applicable.

Incentive Stock Options.  A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. However, the exercise of an incentive stock option may increase the participant’s alternative minimum tax liability.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a “qualifying disposition”) will be a long-term capital gain or loss. Upon such a qualifying disposition, we will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods (a “disqualifying disposition”), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock’s fair market value on the date of exercise over the exercise price, or (ii) the participant’s actual gain, if any, on the purchase and sale. The participant’s additional gain or loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year from exercise. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options.  Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the participant normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares purchased. Generally, we will be entitled to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Appreciation Rights.  A participant generally recognizes no taxable income upon the receipt of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We are generally entitled to a tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right.

Stock Bonuses and Stock Purchase Rights.  A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the “determination date” (as defined below) and their purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The “determination date” is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture (such as time based vesting conditions) and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. We will generally be entitled to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

Restricted Stock Units.  Generally, no taxable income is recognized upon receipt of a restricted stock unit award. In general, the participant will recognize ordinary income in the year in which the shares subject to that unit vest and are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. We will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued for the taxable year in which such ordinary income is recognized by the participant.

Performance Awards.  A participant generally will recognize no income upon the grant of a performance share or performance units award. Upon the settlement of cash awards, participants normally will recognize ordinary income in the year in which the award vests and the cash is paid in an amount equal to the cash received. Performance stock awards are taxed in the same manner as restricted stock awards or restricted stock unit awards, as applicable. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We will generally be entitled to a deduction equal to the amount of ordinary income recognized by the participant.

Awards Granted to Certain Persons

We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers and employees (including employee directors) under the 2008 Plan. The following table sets forth information as of November 30, 2007 with respect to the awards granted in fiscal 2007 under our 1996 Equity Incentive Plan to the Named Executive Officers, as defined under Item 402(a)(3) of Regulation S-K, all current executive officers as a group, and all employees (including all current officers who are not executive officers) as a group, and all non-employee directors as a group . On December 19, 2007, the last reported sales price of our common stock on the electronic quotation system, Pink Sheets, under the symbol “VXGN.PK,” was $0.52.

	Number of Shares
	Subject to Awards
	Granted in Fiscal
	2007 Under the	Weighted Average
	1996 Equity	Exercise Price
Name	Incentive Plan	per Share ($)

Lance K. Gordon, Former President, Former Chief Executive Officer and Former Director	—	—
Matthew J. Pfeffer, Chief Financial Officer and Senior Vice President, Finance and Administration	320,000	$2.23
James P. Panek, President, Chief Executive Officer and Director	540,000	$2.23
Marc J. Gurwith, Senior Vice President, Medical Affairs and Chief Medical Officer	322,500	$2.23
Piers C. Whitehead, Vice President, Corporate and Business Development	316,250	$2.23
Kevin C. Lee, Former Acting Chief Financial Officer	—	—
All current executive officers as a group (4 persons)	1,498,750	$2.23
All employees (including all current officers who are not executive officers) as a group (27 persons)	—	—
All non-employee directors as a group (5 persons)	187,500	$2.23

VAXGEN SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of VaxGen’s common stock as of September 30, 2007 by: (i) each director; (ii) our Chief Executive Officer, Chief Financial Officer and our three most highly compensation executive officers as of December 31, 2006, and our former Acting Chief Financial Officer, together referred to as the Named Executive Officers; (iii) all current executive officers and directors of VaxGen as a group; and (iv) all those known by VaxGen to be beneficial owners of more than five percent of its common stock. Unless otherwise noted, the address for the person or entity listed in the table is c/o VaxGen, Inc., 349 Oyster Point Blvd., South San Francisco, California, 94080.

	Beneficial Ownership(1)
	Number of	Percent of
Beneficial Owner	Shares	Total

Entities affiliated with Gruber & McBaine Capital Management, LLC, 50 Osgood Place, Penthouse, San Francisco, CA, 94133(2)	4,604,565	13.9
Entities affiliated with Ardsley Advisory Partners, 262 Harbor Drive, 4th Floor, Stamford, CT, 06902(3)	1,800,000	5.4
Directors and Executive Officers
Randall L-W. Caudill, Chairman of the Board and Director(4),(5)	72,379	*
Lance K. Gordon, Former President, Former Chief Executive Officer and Former Director(4),(6)	578,071	1.7
Franklin M. Berger, Director(4)	36,562	*
Michel Gréco, Director(4)	46,562	*
Myron M. Levine, Director(4)	29,687	*
Kevin L. Reilly, Director(4),(6)	8,906	*
Marc J. Gurwith, Senior Vice President, Medical Affairs and Chief Medical Officer(4),(6)	141,585	*
James P. Panek, President, Chief Executive Officer and Director(4)	203,221	*
Matthew J. Pfeffer, Chief Financial Officer and Senior Vice President, Finance and Administration(4)	60,000	*
Piers C. Whitehead, Vice President, Corporate and Business Development(4)	137,116	*
Kevin C. Lee, Former Acting Chief Financial Officer(4),(6)	18,645	*
All executive officers and directors as a group (9 persons)(4)	736,018	2.2

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 33,106,523 shares outstanding on September 30, 2007 adjusted as required by rules promulgated by the SEC.

(2)	Gruber & McBaine Capital Management, LLC, or GMCM, is a registered Investment Advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the stock. Jon D. Gruber, or Gruber, and J. Patterson McBaine, or McBaine, are the Managers, controlling persons and Portfolio Managers of GMCM. Lagunitas Partners is an investment limited partnerships of which GMCM is the General Partner.

(3)	Ardsley Advisory Partners, a New York general partnership, or Ardsley, serves as Investment Manager of Ardsley Offshore Fund Ltd., a British Virgin Islands Corporation, or Ardsley Offshore, and as Investment Adviser of Ardsley Partners Fund II, L.P., a Delaware limited partnership, or AP II, Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership, or Ardsley Institutional, and certain managed accounts, with respect to the common stock directly owned by Ardsley Offshore, AP II, Ardsley Institutional and the

managed accounts. Ardsley Partners I, a New York general partnership, or Ardsley Partners, serves as General Partner of Ardsley, AP II and Ardsley Institutional. Philip J. Hempleman, the Managing Partner of Ardsley and of Ardsley Partners may, by virtue of his position as Managing Partner, be deemed to have power to direct the voting and disposition of the common stock held or controlled by Ardsley, Ardsley Partners, AP II, Ardsley Institutional, Ardsley Offshore and the managed accounts. Mr. Hempleman disclaims beneficial ownership of such common stock, other than the portion of such shares which relates to his individual economic interest in AP II or shares he owns individually.

(4)	Includes options under the Company’s stock option plans potentially exercisable within 60 days of September 30, 2007 for the following number of shares: Dr. Caudill — 60,379; Dr. Gordon — 575,000; Mr. Berger — 36,562; Mr. Gréco — 46,562; Dr. Levine — 29,687; Mr. Reilly — 8,906; Dr. Gurwith — 127,965; Mr. Panek — 191,248; Mr. Pfeffer — 60,000; Mr. Whitehead — 126,793; Mr. Lee — 18,645; and all executive officers and directors as a group — 688,102.

(5)	Includes 1,000 shares owned by Dr. Caudill’s wife. Dr. Caudill disclaims beneficial ownership of these 1,000 shares except to the extent of any pecuniary interest therein.

(6)	Mr. Reilly has been a director of the Company since 2005; Dr. Gordon’s employment with the Company terminated in January 2007; Mr. Gurwith’s employment with the Company terminated in November 2007; and Mr. Lee’s employment with the Company terminated in July 2006.

VAXGEN SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Exchange Act, directors, officers and beneficial owners of ten percent or more of VaxGen’s common stock (each a “Reporting Person” and collectively the “Reporting Persons”) are required to report to the SEC on a timely basis the initiation of their status as a Reporting Person and any changes regarding their beneficial ownership of our common stock. Based solely on VaxGen’s review of such forms received and the written representations of its Reporting Persons, VaxGen has determined that no Reporting Person known to it was delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act.

RAVEN SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 30, 2007 information to the best of Raven’s knowledge, with respect to the beneficial ownership of Raven’s common and preferred stock, as if converted to common stock, by (i) each person who is known to Raven to be the beneficial owner of more than five percent of its capital stock, (ii) each director of Raven, (iii) each of Raven’s executive officers and (iv) all directors and executive officers of Raven as a group. Applicable percentage ownership in the table is based on 373,220,699 shares of common stock equivalents for the common and preferred stock of Raven outstanding as of September 30, 2007. All shares of Raven’s common stock subject to options, warrants or conversion rights currently exercisable or exercisable within 60 days of September 30, 2007, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them. Unless otherwise indicated, the address for each of the stockholders below is Raven biotechnologies, inc., One Corporate Drive, South San Francisco, CA 94080.

	Beneficial Ownership(1)
	Number of	Percent of
Beneficial Owner	Shares	Total

U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, CA 94025(2)	84,430,052	22.6
Pequot Ventures, 500 Nyala Farm Road, Westport, CT 06880(3)	51,718,269	13.9
CMEA Ventures, One Embarcadero Center, Suite 3250, San Francisco, CA 94111(1)(4)	44,913,684	12.0
Bear Stearns Health Innoventures, L.P., 237 Park Avenue, 7th Floor, New York, NY 10017(5)	36,440,965	9.8
Hambrecht & Quist Capital Management L.L.C., 30 Rowes Wharf, Suite 430, Boston, MA 02110(6)	28,799,152	7.7
Ridgeback Capital Investments L.P., 430 Park Avenue, 12th Floor, New York, NY 10022	23,817,625	6.4
Vulcan Capital Venture Capital I LLC, 505 Fifth Avenue South, Suite 900, Seattle, WA 98104	23,817,624	6.4
Directors and Executive Officers
William D. Young, Chairman of the Board and Director(7)	753,910	*
William Rohn, Director(7)	3,236,130	*
Marc Lipman, Director(7)	321,128	*
George F. Schreiner, M.D., Ph.D., Chief Executive Officer and Director(7)	6,749,999	1.8
Jeannie P. Mather, Ph.D., Chief Scientific Officer, President and Director(7)	6,870,083	1.8
John B. Whelan, Chief Financial Officer and Chief Operating Officer(7)	2,131,249	*
Stanford J. Stewart, M.D., Vice President, Clinical Research(7)	1,124,999	*
Gordon A. Vehar, Ph.D., Vice President, Research and Development(7)	1,781,249	*
Stephen Worsley, Vice President, Business Development(7)	499,999	*
Carolyn Adler, Vice President, Intellectual Property and Legal Affairs(7)	408,333	*
Lucille Chang, Vice President, Manufacturing Operations(7)	408,333	*
All executive officers and directors as a group (11 persons)(7)	24,285,412	6.2

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Raven believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 373,220,699 shares of common stock equivalents outstanding as September 30, 2007. The 373,220,699 shares of common stock equivalents are calculated as follows:

		Conversion	As if Converted to
Preferred Stock	Number of Shares	Ratio	Common Stock

Series A	2,305,000	2.0000	4,610,000
Series B	12,420,760	2.8947	35,954,820
Series C	51,638,254	2.8241	145,831,057
Series D	164,599,208	1.0000	164,599,208
Common stock			22,225,614

Total common stock equivalents			373,220,699

(2)	Includes shares held by U.S. Venture Partners VII, L.P., 2180 Associates Fund VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur Partners VII-B, L.P., affiliates of U.S. Venture Partners.

(3)	Includes shares held by Pequot Healthcare Venture Fund, L.P., Pequot Offshore Private Equity Partners III, L.P. and Pequot OHV Fund, L.P., Pequot Private Equity Fund III, L.P., PHCV Raven Series D Grantor Trust, affiliates of Pequot Ventures.

(4)	Includes shares held by CMEA Life Sciences Fund, L.P., CMEA Ventures Life Sciences 2000, Civil Law Partnership, affiliates of CMEA Ventures.

(5)	Includes shares held by Bear Stearns Health Innoventures L.P., Bear Stearns Health Innoventures Offshore, L.P., BSHI Members, L.L.C, Bear Stearns Health Innoventures Employee Fund, L.P., BX, L.P, affiliates of Bear Stearns Health Innoventures L.P.

(6)	Includes shares held by H & Q Healthcare Investors, H & Q Life Sciences Investors, affiliates of Hambrecht & Quist Capital Management, L.L.C.

(7)	Includes options under Raven’s stock option plans potentially exercisable within 60 days of September 30, 2007 for the following number of shares: Mr. Young — 623,910; Mr. Rohn — 3,236,130; Mr. Lippman — 311,128; Dr. Schreiner 6,749,999; Dr. Mather — 4,858,333; Mr. Whelan — 2,131,249; Dr. Stewart — 1,124,999; Dr. Vehar — 1,506,249; Mr. Worsley — 499,999; Ms. Adler — 398,333; Dr. Chang — 408,333; and all executive officers and directors as a group — 21,848,662.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the proposed merger between VaxGen and Raven. For accounting purposes, VaxGen is considered to be acquiring Raven in this merger. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of Raven while the historical results of VaxGen are reflected in the results of the combined company. The acquisition will be accounted for as an acquisition of assets as the operations of Raven do not meet the definition of a business as defined in Emerging Issues Task Force Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Assets acquired and liabilities assumed are recorded at their estimated fair values. In accordance with paragraph 9 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, to the extent that the value of the merger consideration, including certain acquisition and closing costs, exceeds the fair value of the net assets acquired, such excess will be allocated amongst the relative fair values of the assets acquired and no goodwill will be recorded. Amounts allocated to identifiable intangible assets will be amortized over their estimated useful lives. Amounts allocated to purchased research and development will be expensed immediately.

For purposes of these unaudited pro forma condensed combined financial statements, management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates of their fair value, as described in Note 2 to these unaudited pro forma condensed combined financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Raven that exist as of the date of completion of the merger. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. In addition to the receipt of the final valuation, the impact of future integration activities, the timing of completion of the merger and other changes in Raven’s net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements presented below are based upon the historical financial statements of VaxGen and Raven, adjusted to give effect to the acquisition of Raven by VaxGen for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of September 30, 2007 gives effect to the proposed transaction as if it occurred on September 30, 2007 and combines the historical unaudited balance sheets of Raven and VaxGen as of September 30, 2007. The VaxGen balance sheet information was derived from its unaudited condensed consolidated balance sheet as of September 30, 2007, included herein as Annex E. The Raven balance sheet information was derived from its unaudited condensed consolidated balance sheet for the period ended September 30, 2007, included herein as Annex G.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007 are presented as if the merger was consummated on January 1, 2006 and combine the historical results of VaxGen and Raven for both the year ended December 31, 2006 and the nine months ended September 30, 2007. The historical results of VaxGen were derived from its statements of operations for the year ended December 31, 2006 and the unaudited statements of operations for the nine months ended September 30, 2007, included herein in Annex F and Annex E, respectively. The historical results of Raven were derived from its statements of operations for the year ended December 31, 2006 and the unaudited statements of operations for the nine months ended September 30, 2007, included herein in Annex H and Annex G, respectively.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had VaxGen and Raven been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of VaxGen, included as Annexes F and E hereto, for the period ended September 30, 2007 and the historical consolidated financial statements of Raven for the year ended December 31, 2006 and the period ended September 30, 2007.

Unaudited Pro Forma Condensed Combined Balance Sheets
As of September 30, 2007

	VaxGen	Raven	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined
	($)	($)	($)		($)
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$56,610	$4,336			$60,946
Investment securities	20,710	—			20,710
Prepaid expenses and other current assets	2,078	574			2,652

Total current assets	79,398	4,910			84,308
Property and equipment	23,678	4,030			27,708
Restricted cash	3,030	110			3,140
Intangible assets	—	—	$5,990	A	5,990
Other assets	1,717	19			1,736

Total assets	$107,823	$9,069	$5,990		$122,882

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,363	$514			$2,877
Accrued and other current liabilities	2,604	1,909	$2,925	B	7,438
Derivative liability	4,377	—			4,377
Current portion of debt	—	1,813			1,813

Total current liabilities	9,344	4,236	2,925		16,505
Non-current debt	30,589	399			30,988
Deferred rent and other liabilities	4,656	8,734	(8,447	)C	4,943

Total liabilities	44,589	13,369	(5,522)		52,436

Convertible preferred stock	—	111,837	(111,837	)D	—

Stockholders’ equity (deficit):
Common stock	331	22	(22	)E	651
			320	F
Additional paid-in capital	301,111	1,531	(1,531	)E	328,224
			27,113	F
Accumulated deficit	(238,212)	(117,690)	117,690	E	(258,432)
			(20,220	)A
Accumulated other comprehensive income	4	—			4

Total stockholders’ equity (deficit)	63,234	(116,137)	123,349		70,446

Total liabilities and stockholders’ equity (deficit)	$107,823	$9,069	$5,990		$122,882

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2006

	VaxGen	Raven	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined
	($)	($)	($)		($)
	(In thousands, except per share amounts)

Total Revenues	$14,836	$—	$—		$14,836

Operating expenses:
Research and development	49,001	16,765	314	H	66,080
General and administrative	27,683	7,043	186	H	34,912

Total operating expenses	76,684	23,808	500		100,992
Other income, net	100,650	730			101,380

Income (loss) before taxes	38,802	(23,078)	(500)		15,224
Income taxes	1,210	—	—		1,210

Net income (loss)	$37,592	$(23,078)	$(500)		$14,014

Net income per common share:
Basic	$1.15				$0.22

Diluted	$1.15				$0.22

Weighted averaged shares used to compute net income per common share:
Basic	32,723		31,962	J	64,685

Diluted	32,797		31,962	J	64,759

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2007

	VaxGen	Raven	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined
	($)	($)	($)		($)
	(In thousands, except per share amounts)

Total Revenues	$4,798	$563	$—		$5,361

Operating expenses:
Research and development	16,050	12,353	235	H	28,638
General and administrative	16,778	5,969	532	G	22,875
			(543	) I
			140	H
Restructuring	5,374	—	—		5,374

Total operating expenses	38,202	18,322	363		56,887
Other income (expense), net	5,690	349	—		6,039

Net loss	$(27,714)	$(17,410)	$(363)		$(45,487)

Net loss per common share:
Basic	$(0.84)		$(0.01)		$(0.70)

Diluted	$(0.84)		$(0.01)		$(0.70)

Weighted averaged shares used to compute net loss per common share:
Basic	33,107		31,962	J	65,069

Diluted	33,107		31,962	J	65,069

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Presentation

On November 12, 2007 (and as amended December 20, 2007), VaxGen, Inc., or VaxGen, entered into an Agreement and Plan of Merger, or Merger Agreement, with Raven biotechnologies, inc., or Raven, and two wholly-owned subsidiaries of VaxGen, TLW Merger Sub, Inc., or Merger Sub I, and TLW, LLC, Merger Sub II. Upon the terms and subject to the conditions set forth in the Merger Agreement, VaxGen will issue, and holders of Raven Series D preferred stock will receive shares of common stock of VaxGen, such that following the consummation of the transactions contemplated by the Merger Agreement, current stockholders of VaxGen will own approximately 50.9% of the combined company and current Raven Series D preferred stockholders will own approximately 49.1% of the combined company. The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code. The merger is subject to customary closing conditions, including approval by VaxGen stockholders.

Because VaxGen stockholders will own approximately 50.9% of the voting stock of the combined company after the merger and have four out of seven Board seats, VaxGen is deemed to be the acquiring company for accounting purposes in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Raven will be recorded as of the merger closing date at their estimated fair values.

Certain reclassifications have been made to previously reported line items in order to present condensed financial statements on a consistent basis for VaxGen and Raven.

2.	Purchase Price

At the closing date of the merger, all outstanding shares of Raven capital stock will automatically be canceled and holders of outstanding shares of Raven Series D preferred stock will receive 0.171284 shares of VaxGen common stock for each share for Raven Series D preferred stock.

The number of shares of VaxGen common stock that Raven Series D preferred stockholders will receive in the transaction will be appropriately adjusted for any stock splits, reverse splits, stock dividends or distributions, reorganizations, recapitalizations and other similar events that occur between the date of the Merger Agreement and the completion of the transaction and for any change in the number of shares of Series D preferred stock outstanding as of immediately prior to the closing date. Additionally, the number of shares of VaxGen common stock to be issued in exchange for shares of Raven Series D preferred stock will be increased if at a time no later than two weeks prior to the closing date the actual balance of cash, cash equivalents and marketable securities held by VaxGen falls below $64 million. However, any increase will be limited such that the Raven Series D preferred stockholders do not receive more than 49.99% of the fully-diluted shares of the combined company. The number of shares VaxGen common stock to be issued in the merger shall be decreased if immediately prior to the closing date, the fees, expenses, liabilities and obligations incurred by Raven in connection with the merger exceeds the amount of cash held by Raven (excluding cash provided under bridge loans made by VaxGen to Raven); or if, at a time three days after the VaxGen stockholders meeting at which the merger is approved, Raven has not received the full amount of the total commitments under the note purchase agreement between Raven and certain of its stockholders, dated November 12, 2007. The decrease in the number of shares of VaxGen common stock to be issued in the merger will result in the Raven Series D preferred stockholders receiving 14.3 million shares of VaxGen common stock, or 30% of the fully-diluted shares of the combined company.

For preliminary purchase accounting purposes, it is estimated that Raven Series D preferred stockholders will receive an aggregate 31,961,528 shares of VaxGen common stock. The fair value of the VaxGen common stock used in determining the preliminary purchase price was $0.86 per share based upon its average closing price from the three trading days before through three trading days after November 12, 2007, the date of the public announcement of the merger.

The estimated purchase price is preliminary because the proposed merger has not yet been completed. The actual purchase price may change based upon any changes in the number of shares issued, changes in the fair value of VaxGen’s common stock and VaxGen’s final costs to complete the merger.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The preliminary estimated total purchase price of the proposed transaction is as follows (in thousands):

Fair value of VaxGen common stock	$27,433
Estimated external transaction costs incurred by VaxGen	2,925

Total preliminary estimated purchase price	$30,358

The preliminary allocation of the total purchase price to the acquired tangible and intangible assets and assumed liabilities of Raven based on their estimated fair values as of the merger closing date is as follows (in thousands):

Fair value of net tangible assets acquired	$4,147
Intangible asset — assembled work force	2,000
Intangible asset — favorable lease	3,990
In-process research and development, to be expensed immediately	20,221

Total preliminary consideration	$30,358

The allocation of the estimated purchase price is preliminary because the proposed merger and a valuation of Raven’s assets and liabilities have not yet been completed. The purchase price allocation may be revised when VaxGen completes its valuation of significant identifiable intangible assets acquired and determines the fair values of other assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

A significant amount of the preliminary purchase price allocated to intangible assets has been allocated to in-process research and development, or IPR&D. The Raven IPR&D consists of the following:

•	RAV12 is a high affinity chimeric MAb directed to a novel glycotope, or sugar component associated with a protein. Its mechanisms of action are complex and potentially unique. RAV12 has been shown to kill tumor cells in culture via oncosis, a cytotoxic mechanism distinct from that of other anti-cancer compounds currently on the market. It is also engineered to facilitate antibody-guided cell killing by cells of the immune system or blood components. RAV12 is in Phase 1-2a testing in humans;

•	RAV17 is mouse MAb, TES7, being humanized for use in the clinic. It is directed against the human cancer antigen, B7H3, which is a member of the B7 super-family of immunoregulatory proteins. The antibody TES7 apparently only recognizes an unusual form of the B7 family. B7H3 has been shown to be expressed on prostate cancer and represents an independent predictor of cancer progression;

•	RAV18 is a humanized MAb derived from the murine parent antibody, KID24. It is directed against the human cancer antigen, ADAM9. ADAM9 is a member of the membrane-associated protease and disintegrin family of proteins;

•	Cancer Stem Cells — The notion that tumors are populated by a small number of cancer stem cells which are capable of infinite self-renewal, tumor cell repopulation and differentiation, are responsible for metastatic spread is gaining acceptance. Raven scientists have devised methods for capturing this important population of cells in tissue culture;

•	A number of additional MAbs have passed Raven’s initial screens and have been selected as reasonable candidates for development. These include: RAV14, a chimeric MAb derived from the murine parent MAb, LUCA38; and RAV15, a chimeric MAb derived from the mouse parent MAb, KID31; and

•	More than 200 additional antibodies are in various stages of characterization, antigen identification, evaluation of in vitro activity, and/or evaluation of in vivo activity.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The final fair value of the IPR&D will be determined utilizing the income approach, assuming that the rights to the IPR&D will be sub-licensed to third parties in exchange for certain up-front, milestone and royalty payments, and the combined company will have no further involvement in the ongoing development and commercialization of the projects. Under the income approach, the expected future net cash flows from sub-licensing for each IPR&D project are estimated, risk-adjusted to reflect the risks inherent in the development process and discounted to their net present value. Significant factors to be considered in the calculation of the discount rate are the weighted-average cost of capital and return on assets. Management will select discount rates which are consistent with the projects’ stage of development and the uncertainties in the estimates described above. Because the acquired IPR&D projects are in the early stages of the development cycle, the amount allocated to IPR&D will be recorded as an expense immediately upon completion of the merger.

Between signing and closing, VaxGen will provide Raven with a bridge loan of up to $6.0 million to fund ongoing operations and to support advancement of Raven’s pipeline prior to the transaction’s closing. All principal and accrued interest due under the VaxGen loan is repayable in full in the event the transaction does not close. Upon closing, funds borrowed under this bridge loan will be included in the final purchase price. As of December 19, 2007, $1.3 million has been funded under this loan.

Between signing and closing, Raven will receive a second bridge loan of up to $3.8 million from the holders of Raven Series D preferred stock to fund operating and transaction-related expenses. All principal and accrued interest due under the loan from the holders of Raven Series D preferred stock will automatically convert into shares of Series D preferred stock immediately prior to the closing of the merger and is reflected in the purchase price. As of December 19, 2007, $1.8 million has been funded under this loan.

At the effective time of the merger, each outstanding warrant granted by Raven to purchase shares of Raven Series D preferred stock will be converted into a warrant to acquire approximately 321,000 shares of VaxGen common stock having the same terms and conditions as the Raven warrant had before the effective time. The number of shares that the new VaxGen warrant will be exercisable for and the exercise price of the new VaxGen warrant will reflect the Exchange Ratio in the merger. The $0.3 million fair value of the Raven warrant is reflected in their September 30, 2007 balance sheet and this fair value approximates the estimated fair value of the new warrant to be issued in the merger as of that date; accordingly, by being included in Raven’s September 30, 2007 balance sheet, the new warrant is reflected as part of the preliminary purchase price as of September 30, 2007 without the need for a pro forma adjustment. The fair value of the warrants was determined using the Black-Scholes option pricing model assuming a market price of $1.16 per share, an exercise price of $1.72 per share, an expected life of 4.6 years, risk free interest rate of 4%, and volatility of 70%.

3.	Pro Forma Adjustments

A. To reflect the estimated fair value of in-process research and development ($20.2 million), a favorable lease obligation ($4.0 million) and an assembled workforce ($2.0 million) acquired in the merger. Because the in-process research and development charge is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma statement of operations. However, this item will be recorded as an expense immediately following the completion of the merger and therefore is reflected in the pro forma balance sheet as an increase to accumulated deficit.

B. To record VaxGen’s $2.9 million of estimated external cash transaction expenses (see Note 2).

C. To reverse Raven’s $8.4 million of previously recorded deferred rent due to the favorable remaining terms.

D. To eliminate Raven’s $111.8 million of convertible preferred stock. The preferred stock will be converted to Raven common stock, and then VaxGen common stock in the merger.

E. To eliminate Raven’s stockholders’ equity balances consisting of $22,000 of common stock, $1.5 million of additional paid-in capital and $117.7 million of accumulated deficit.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

F. To record $0.01 par value ($0.3 million) and additional paid-in capital ($27.1 million) for 32.0 million non-contingent shares of VaxGen common stock to be issued in merger. Additional paid-in capital is based upon estimated fair value of VaxGen common stock of $0.86 per share, less par value.

G. To record $0.5 million of estimated preliminary amortization for favorable lease from the April 1, 2007 lease date to September 30, 2007.

H. To record amortization of acquired work force on a useful life of four years assigned to this asset at the date of acquisition.

I. To reverse $0.5 million of related nonrecurring transaction expenses recorded by Raven in 2007 prior to September 30.

J. Shares of VaxGen common stock to be issued in merger.

VAXGEN EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and this proxy statement/prospectus; see Executive Compensation and Related Information in this Notice of 2007 Annual Meeting of Stockholders for complete Compensation Discussion and Analysis.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS:

Kevin L. Reilly, Chairman
Randall L-W. Caudill, D. Phil.
Michel Gréco

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, none of the members of our Compensation Committee was, at any time since our formation, an officer or employee of VaxGen. None of our executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Executive Officers

The executive officers of the Company and their respective ages and positions as of September 30, 2007 are as follows:

Name of Executive Officer	Age	Principal Occupation

James P. Panek	54	President and Chief Executive Officer
Marc J. Gurwith, M.D.(1)	68	Senior Vice President, Medical Affairs and Chief Medical Officer
Matthew J. Pfeffer	50	Chief Financial Officer and Senior Vice President, Finance and Administration
Piers C. Whitehead	45	Vice President, Corporate and Business Development

(1)	Dr. Gurwith resigned his position in November, 2007.

There is no family relationship between or among any of the executive officers or directors.

James P. Panek

Mr. Panek has served as our President and Chief Executive Officer since January 2007. He previously served as our Executive Vice President, since September 2006 and Senior Vice President, Manufacturing Operations, since February 2002. From 1982 to 2001, Mr. Panek served in various capacities with Genentech, including Senior Vice President, Product Operations, and Vice President, Manufacturing, Engineering and Facilities, where he led the development of the world’s largest biotechnology manufacturing facility and was responsible for all operations involved in supplying products for preclinical, clinical, and commercial use. Mr. Panek led the development of manufacturing facilities that enabled FDA approval and launch of recombinant products to treat pediatric growth hormone deficiency (Nutropin Depot® and Protropin®), heart attack (TNKasetm), non-Hodgkin’s lymphoma (Rituxan®) and breast cancer (Herceptin®). Mr. Panek was also responsible for the purification of all human pharmaceuticals for clinical and commercial use, and led the successful start-up and licensure of operations for purification of Activase®, the first large-scale cell culture product approved by the FDA. Prior to joining Genentech, Mr. Panek spent six years with Eli Lilly in a variety of engineering and development positions. Mr. Panek received a B.S. and an M.S. in chemical engineering from the University of Michigan.

Marc J. Gurwith, M.D.

Dr. Gurwith served as our Senior Vice President, Medical Affairs and Chief Medical Officer from October 2001 through November 2007. From August 1997 through October 2001, Dr. Gurwith served as Vice President, Drug Development and Chief Medical Officer at Genelabs Technologies, Inc. From January 1995 until August 1997 Dr. Gurwith was Vice President, Clinical Research and Associate Medical Director at Sequus Pharmaceuticals. Previously, Dr. Gurwith served as Vice President of Medical and Scientific Affairs at Boehringer Mannheim Pharmaceuticals and as Senior Director of Clinical Research at Wyeth-Ayerst Research. Dr. Gurwith received his M.D. from Harvard University, his J.D. from Temple University School of Law and his B.A. from Yale University.

Matthew J. Pfeffer

Mr. Pfeffer has served as Chief Financial Officer and Senior Vice President of Finance and Administration since March 2006. Mr. Pfeffer has over 25 years of financial management experience, having served most recently as CFO of Cell Genesys, Inc. During his nine year tenure at Cell Genesys, Mr. Pfeffer served as Director of Finance before being named CFO in 1998. His responsibilities included managing finance, tax, treasury, information technology and investor relations functions and overseeing corporate governance and compliance issues. Previously, Mr. Pfeffer served in financial management positions, including roles as Corporate Controller, Manager of Internal Audit and Manager of Financial Reporting, at Diasonics Ultrasound, Inc. and ComputerLand Corporation. Mr. Pfeffer began his career at Price Waterhouse. Mr. Pfeffer is a member of the Board of Directors of Genelabs Technologies, Inc. He also serves on boards and advisory committees of Financial Executives International, the Biotechnology Industry Organization and the American Institute of Certified Public Accountants. Mr. Pfeffer is also a member of the Association of Bioscience Financial Officers and is a graduate of the University of California, Berkeley.

Piers C. Whitehead

Mr. Whitehead has served as our Vice President, Corporate and Business Development, since July 2002. Mr. Whitehead served as Vice President from 1991 through 2002 and Head of Mercer Management Consulting’s San Francisco office from 2000 to 2002. There he led marketing, strategy and manufacturing projects, with an emphasis on global health and vaccines, for clients that included the Global Alliance for Vaccines and Immunization, UNICEF and several private sector clients. Mr. Whitehead gained international prominence for his wide-ranging analysis of the biologics, pharmaceutical, global health and vaccine markets. His reports on the state of international vaccine development, including the analysis of manufacturing economics for the developing world, have become standard references for the field. Prior to joining Mercer, he was a manager with London-based investment bank, Robert Fleming Securities Ltd. There he led a team of seven analysts covering the European Capital Goods sector. Mr. Whitehead received a B.A. and an M.A. from Oriel College in Oxford, England.

Compensation Discussion and Analysis

Overview

The Company’s executive compensation program is intended to align executive goals and rewards with the Company and stockholder goals and progress. This description of compensation policies and practices applies to the Company’s Chief Executive Officer, Senior Vice President, Finance and Administration and Chief Financial Officer, Executive Vice President of Manufacturing Operations, Senior Vice President of Medical Affairs, and Vice President of Corporate and Business Development, who are collectively referred to as the Named Executive Officers or NEOs.

Role of our Compensation Committee

The Compensation Committee acts on behalf of the Board in fulfilling the Board’s responsibilities to oversee the Company’s compensation policies, plans and programs, and to review and determine the compensation to be paid to the Company’s executive officers and directors; compensation includes salary, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans. The Compensation Committee is composed entirely of non-employee directors.

Historically, the Compensation Committee has evaluated corporate performance objectives and made or proposed adjustments to annual compensation and determined bonus and equity awards at one or more meetings held during the first quarter of the year or at the end of the preceding year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee’s process comprises two related elements: the evaluation of performance objectives and the determination of compensation levels. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which proposes to the Board adjustments to his compensation as well as awards to be granted.

Compensation Program Objectives

The Company’s executive compensation program is designed to achieve the following objectives:

•	attract and retain talented and experienced executives in an extremely competitive labor market of biotechnology companies located in Northern California;

•	motivate and reward key contributors whose knowledge, skills and performance are critical to growing our business and advancing our programs;

•	provide a compensation package that includes performance-based rewards and aligns rewards with accomplishment of objectives;

•	provide performance-based rewards for the accomplishment of planned Company’s and/or individual’s achievement of goals;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to the Company’s progress and achievement of corporate goals; and

•	foster teamwork and a shared commitment among executives to overall corporate progress by aligning the Company’s and their individual goals.

Components of the Executive Compensation Program

For 2006, the principal components of the Company’s executive compensation program consisted of:

•	base salary;

•	eligibility for an annual cash bonus;

•	equity incentives in the form of stock options;

•	severance protection; and

•	other components of executive compensation.

Base Salary.  Base salary is intended to enable the Company to attract and retain executives with greater than average experience and skills, when compared to comparable biotechnology companies. For each executive position, the Company sets as its target base compensation between the 50th and 75th percentile of compensation compared to peer company data for benchmarked, comparable positions.

Annual Cash Bonus.  Cash bonuses reward accomplishment of annual Company goals critical to the achievement of its long-term goals and the individual’s achievement of functional and departmental goals for the functional organization that he or she manages. The Compensation Committee determines eligibility for annual cash bonuses by reference to target bonus amounts established for each executive position.

Stock Options.  The Company grants stock options to its executives, as well as its employees, to provide long-term incentives that align the interests of its employees with the achievement of the Company’s long-term development programs and the interests of our stockholders over the long term. Given the time periods involved in biopharmaceutical development, the Company believes that these long-term incentives are critical to the Company’s success. The fair market value of our grants of equity awards is generally the closing price of our common stock on the effective date of approval of the grant by the Board or Compensation Committee.

Severance Protection.  The Company may make termination and change in control payments to certain of its executive officers under certain circumstances. The Company determined that peer companies commonly offered comparable benefits. Given the risks associated with the biopharmaceutical industry and the increasing frequency of acquisitions in the industry, the Compensation Committee continues to believe that severance protection is necessary to attract and retain qualified executives. These potential benefits are more fully described below in the “Potential Payments Upon Termination or Change in Control” table.

Other Components of Executive Compensation Program.  The remaining components of the Company’s executive compensation program, like its broader employee compensation programs, are intended to make the Company’s overall compensation program competitive with those of its peer companies and include a 401(k) Plan, health insurance and life and disability insurance plans which are available to all Company employees.

The Company utilizes short-term compensation, including base salary and cash bonuses, to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, to meet competitive market conditions, and to motivate and reward key executives to perform. The Company may award annual performance bonuses of up to a percentage of the employee’s base salary depending upon achievement of annual goals and objectives. In 2006, the target bonus for each of the Named Executive Officers was up to 30% of base salary. In addition, equity incentives, through the grant of stock options, are designed to directly align interests of the executive officers with the interests of the stockholders over the long term and encourage the growth of stockholder value through upside potential. The Company addressed this through maintenance of equity ownership levels for the Chief Executive Officer consistent with market comparisons.

Competitive Market Review

The Compensation Committee annually reviews executive compensation of the Named Executive Officers with those reported for peer companies in the Northern California biotechnology industry to ensure that total compensation (base salary, annual bonus targets and stock ownership) is market competitive, based on business and individual performance, as well as fair, based on internal equity in pay practices. The Company participates in an annual, national survey of executive compensation of approximately 550 biotechnology companies conducted by Radford Surveys + Consulting, a business unit of AON.

The group of peer companies is selected annually and updated based on the criteria of similarly-sized companies by market capitalization, employee size, stage of development, and companies with which the Company regularly competes for talent. There were thirty-three public biotechnology and biopharmaceutical companies in the selected peer group for the 2006 compensation review and benchmarking process: Affymax, Inc., Avigen, Sciclone Pharmaceuticals, Alexza Pharmaceuticals, Cytokinetics, Nuvelo, Onyx Pharmaceuticals, Pharmacyclics, Renovis, Titan Pharmaceuticals, Xenoport, Aradigm, Cerus, Cotherix, Durect, Dynavax Technologies, Maxygen, Sunesis Pharmaceuticals, Supergen, Xenogen, Kosan Biosciences, Genelabs Technologies, Tercica, Threshold Pharmaceuticals, Cell Genesys, Telik, Rigel, Theravance, Connetics, Intermune, Genitope, CV Therapeutics and Exelixis.

As the Company competes with larger biotechnology and pharmaceutical companies for talent in Northern California, a very competitive labor market, the Company’s philosophy is to use a guideline base compensation target generally between the 50th and 75th percentile of compensation compared to peer company data for benchmarked, comparable positions. For 2006, this represented a projected approximate 5.0% increase in base salary over 2005 for the Company as a whole. This approach applies to the Named Executive Officers and generally to all positions company-wide, except that individual pay may range substantially below or above those percentiles depending upon job function, scope of responsibility, individual performance and experience, skills, contribution, and market factors when, in the judgment of management and/or the Compensation Committee, as appropriate, the value of the individual’s experience, performance and specific skill set justifies variation. In this way, competitively superior pay is given to those who earn it. As a result, the greatest retention value has been invested in the strongest performers.

In 2006, it was determined jointly by the Named Executive Officers and the Compensation Committee that normal annual increases in base pay, which are generally implemented in the first quarter of the year, be postponed until after the Company’s financing goals had been met. Accordingly, such annual increases for 2006 were not awarded until July, following receipt of proceeds by the Company from the sale of a portion of its Celltrion common stock.

Performance and Compensation Process

At the beginning of each year, the Board of Directors in consultation with the Chief Executive Officer establishes corporate goals that it believes are the most significant objectives for the Company in the upcoming year and that are critical to the success of the Company in the short and long term. These corporate goals normally include departmental, functional goals as well as project-based, cross-functional goals. These corporate goals typically include associated timelines and are normally reviewed and may be updated or adjusted by the Board of Directors in consultation with the Chief Executive Officer at mid-year, if determined appropriate. In 2006, the corporate goals included objectives relating to the achievement of milestones relating to the rPA program under the Company’s government contracts, securing minimum levels of financing, progress towards becoming current in the Company’s financial filings and becoming re-listed and the securing of staffing and facilities to meet the Company’s long range goals. The Company does not disclose the specific target levels for its performance goals as they contain competitively sensitive information and are not material to an understanding of compensation awards to the Named Executive Officers.

The Compensation Committee considers actual results against the specific deliverables associated with the corporate goals, the extent to which each goal was a significant stretch goal for the organization, whether significant unforeseen obstacles or favorable circumstances altered the expected difficulty of achieving the desired results, and the extent to which economic assumptions underlying the performance targets were accurate. The corporate goals established by the Board in 2006 were intended to be moderately difficult to achieve and included certain performance goals which represented a substantial stretch beyond the actual results achieved in 2005. In reviewing performance against these “stretch” goals, the Compensation Committee realized that the achievement of the planned performance would be very difficult. The Committee determined that while the Company had exceeded certain of the goals it had set for itself, it had not achieved the majority of its goals for 2006, including certain of its most critical goals. Accordingly, the portion of bonus attributable to the attainment of corporate goals was not earned.

The Chief Executive Officer’s performance is evaluated 100% against achievement of the corporate goals, while the other Named Executive Officers’ performance is evaluated based 50% on the achievement of corporate goals and 50% upon achievement of specific individual goals related to the executive officers’ functional responsibilities. At the end of each year, the Chief Executive Officer and the other Named Executive Officers typically prepare a written self-assessment of their individual performance during the year, which is considered by their supervisor or in the case of the Chief Executive Officer, the Compensation Committee and the Board as part of the full assessment of performance. For the other Named Executive Officers, the Chief Executive Officer presents to the Compensation Committee management’s assessment of each named executive officer’s performance during the year, including the level of achievement of such individual’s specific goals and a summary of the accomplishments in the related functional area of responsibility, including mitigating factors in some cases and/or areas of significant accomplishment not anticipated in the goals. The Compensation Committee reviews and assesses the achievement of the corporate goals and, to the extent applicable, the individual accomplishments of the Named Executive Officers, in formulating annual compensation recommendations to the Board of Directors.

In determining the long-term incentive component of executive compensation, the Compensation Committee considers the Company’s performance and the attainment of individual performance goals, the value of similar incentive awards given to executive officers of comparable companies, the awards given to the Named Executive Officers in past years, and percentage ownership which is vested and unvested. The Compensation Committee views stock option grants as the basis for long-term incentive compensation. Based on this, stock option grants for each executive officer are determined based on a consideration of percentage ownership of the Company taking into consideration market comparisons and a general view as to individual performance.

The Compensation Committee’s determination of base salary increases, stock option grants, and performance bonuses are made after the performance review and a comparison to the benchmark data of corresponding executive positions in comparable, peer companies. The Chief Executive Officer is not present during the deliberations regarding his compensation.

Executive Compensation Actions

As a result of the Company’s cash position and its inability to grant broad-based stock options to non-officers subsequent to its de-listing from Nasdaq, the Board of Directors deferred the award of stock options to Named Executive Officers in 2004 and 2005, and bonuses otherwise earned in 2005, into early 2007, when certain “catch-up” awards were made, as more fully described below. The 2005 bonuses were expensed in our consolidated financial statements for 2005 included in our reporting to the SEC on Form 10-K for the year ended December 31, 2005 filed on May 31, 2007. The 2006 bonuses were included in the reporting to the SEC on Form 10-K for the year ended December 31, 2006 filed on August 30, 2007. Only executive officers who were still employed by the Company when the Compensation Committee approved the payment of these sums were eligible to receive these stock option awards and cash bonuses.

James P. Panek, President and Chief Executive Officer

Actions for 2005

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Panek a cash bonus of $55,000 related to 2005 performance (based upon achievement of the majority of corporate and his individual goals) representing 20% of his 2005 base salary.

Actions for 2006

•	Base Salary. In July 2006, the Board of Directors approved a $16,110 increase in 2006 base salary to $284,608, retroactive to January 1, 2006, which represents a 6% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation. In August 2006, the Board of Directors approved an additional $20,392 increase in 2006 base salary to $305,000, effective August 1, 2006, which represents an additional 7% increase in recognition of his promotion from Senior Vice President to Executive Vice President and the addition of new responsibilities.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Panek a cash bonus of $45,750 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.

Actions for 2007

•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee and in recognition of his promotion to the position of President and Chief Executive Officer, the Board of Directors approved an $85,000 increase in 2007 base salary to $390,000 effective January 1, 2007, which represents a 28% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Mr. Panek stock options exercisable for 120,000 shares with an exercise price of $2.23 per share in recognition of his promotion to President and Chief Executive Officer following Dr. Gordon’s resignation in January 2007 as well as Mr. Panek’s performance for 2006. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Also, in February 2007, the Compensation Committee awarded Mr. Panek stock options exercisable for 60,000, 60,000 and 60,000 shares each with an exercise price of $2.23 per share in lieu of annual grants in 2004, 2005 and 2006, respectively. These options were granted with effective vesting from March 1 of the respective year. Thus, the 2004, 2005 and 2006 grants were vested 75%, 50% and 25%, respectively, on the grant date of February 12, 2007 with the remaining balances vesting monthly over their respective remaining terms. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Mr. Panek elected to participate and received 40,000 new options in exchange for 160,000 old options, a reduction of 120,000 options. In February 2007, Mr. Panek also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.

Matthew J. Pfeffer, Senior Vice President, Finance and Administration and Chief Financial Officer

Actions for 2006

•	Base Salary and Equity Incentives. Mr. Pfeffer joined the Company in March 2006 with a base salary of $275,000 and received a new hire grant for stock options exercisable for 120,000 shares with an exercise price of $8.58 per share. The stock options vest 25% upon Mr. Pfeffer’s completion of one (1) year of service on March 30, 2007 and the remaining balance of the stock options vest in 36 equal monthly installments over the ensuing three (3) year period.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Pfeffer a cash bonus of $41,250 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.

Actions for 2007

•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee, the Board of Directors approved a $25,000 increase in 2007 base salary to $300,000 effective January 1, 2007, which represents a 9% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Mr. Pfeffer stock options exercisable for 90,000 shares with an exercise price of $2.23 per share. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Mr. Pfeffer elected to participate and received 30,000 new options in exchange for 120,000 old options, a reduction of 90,000 options. In February 2007, Mr. Pfeffer also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.

Marc J. Gurwith, Senior Vice President, Medical Affairs

Actions for 2005

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Dr. Gurwith a cash bonus of $55,000 related to 2005 performance (based upon achievement of the majority of corporate and his individual goals) representing 21% of his 2005 base salary.

Actions for 2006

•	Base Salary. In July 2006, the Board of Directors approved a $13,409 increase in 2006 base salary to $281,579, retroactive to January 1, 2006, which represents a 5% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Dr. Gurwith a cash bonus of $42,237 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.

Actions for 2007

•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee, the Board of Directors approved an $8,421 increase in 2007 base salary to $290,000 effective January 1, 2007, which represents a 3% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Dr. Gurwith stock options exercisable for 45,000 shares with an exercise price of $2.23 per share. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Also, in February 2007, the Compensation Committee awarded Dr. Gurwith stock options exercisable for 45,000, 45,000 and 45,000 shares, each with an exercise price of $2.23 per share in lieu of annual grants in 2004, 2005 and 2006, respectively. These options were granted with effective vesting from March 1 of the respective year. Thus, the 2004, 2005 and 2006 grants were vested 75%, 50% and 25%, respectively, on the grant date of February 12, 2007 with the remaining balances vesting monthly over their respective remaining terms. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Dr. Gurwith elected to participate and received 42,500 new options in exchange for 170,000 old options, a reduction of 127,500 options. In February 2007, Dr. Gurwith also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.

Piers C. Whitehead, Vice President, Corporate and Business Development

Actions for 2005

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Whitehead a cash bonus of $55,000 related to 2005 performance (based upon achievement of the majority of corporate and his individual goals) representing 21% of his 2005 base salary.

Actions for 2006

•	Base Salary. In July 2006, the Board of Directors approved an $11,577 increase in 2006 base salary to $268,827, retroactive to January 1, 2006, which represents a 5% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Whitehead a cash bonus of $40,324 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.

Actions for 2007

•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee, the Board of Directors approved an $11,173 increase in 2007 base salary to $280,000 effective January 1, 2007, which represents a 4% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Mr. Whitehead stock options exercisable for 45,000 shares with an exercise price of $2.23 per share. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Also, in February 2007, the Compensation Committee awarded Mr. Whitehead stock options exercisable for 45,000, 45,000 and 45,000 shares, respectively, each with an exercise price of $2.23 per share in lieu of annual grants in 2004, 2005 and 2006, respectively. These options were granted with effective vesting from March 1 of the respective year. Thus, the 2004, 2005 and 2006 grants were vested 75%, 50% and 25%, respectively, on the grant date of February 12, 2007 with the remaining balances vesting monthly over their respective remaining terms. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-

starting as of the date of the exchange. Mr. Whitehead elected to participate and received 36,250 new options in exchange for 145,000 old options, a reduction of 108,750 options. In February 2007, Mr. Whitehead also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.

Lance K. Gordon, Ph.D., Former President and Former Chief Executive Officer

Actions for 2006

•	Base Salary. In July 2006, the Board of Directors approved a $20,000 increase in 2006 base salary to $420,000, retroactive to January 1, 2006, which represents a 5% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation.

•	Annual Performance Bonus. No bonus was awarded to Dr. Gordon for 2006 performance.

•	Equity Incentives. No options were granted to Dr. Gordon in 2006.

Actions for 2007

•	Dr. Gordon resigned his position in January of 2007. See footnote to Potential Payments upon Termination or Change in Control table below for actions taken in 2007 regarding termination payments to Dr. Gordon.

Kevin C. Lee, Former Acting Chief Financial Officer

Actions for 2006

•	Base Salary. In March 2006, Mr. Lee resigned as Acting Chief Financial Officer and assumed the position of Vice President of Finance. In April 2006, Mr. Lee’s base salary decreased $23,000, which represents a 10% decrease from his prior year’s salary as a result of his change in responsibilities.

•	Retention Bonus. Mr. Lee received a retention bonus of $16,667 in July 2006.

•	Equity Incentives. No options were granted to Mr. Lee in 2006.

Mr. Lee resigned his position as Vice President of Finance in July 2006, but continued to provide services to the Company as a consultant for the balance of the 2006 fiscal year.

Equity Grant Practices

Our equity grant date practices require that stock options and other equity compensation have prices determined based on the fair market value on the date of grant. The fair market value of our grants of equity awards is the closing price of our common stock on the effective date of approval of the grant by the Board of Directors or Compensation Committee. In February 2006, the Board of Directors authorized a modification to options held by employees who left the Company such that they would be permitted to exercise their options up to 30 days after the date the Company is listed on a national stock exchange. Such modification also applies to the executive officers of the Company.

Option Exchange Program

In February 2007, the Board of Directors implemented an option exchange program in which current executive officers were able to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange, and the exercise price of the new options equal $2.23 per share, the fair market value of one share of our common stock on February 12, 2007. All eligible executive officers elected to participate in the program.

Executive Retention Program

In February 2007, the Board of Directors, at the recommendation of its Compensation Committee, adopted an executive retention program. The Board of Directors determined that it was imperative to retain the Company’s current executives to negotiate and execute any potential transaction that was in the best interest of stockholders. The retention program consists of a special stock option award and conditional cash payments.

Special retention stock option awards were granted to the Company’s current executives effective February 12, 2007 with an exercise price of $2.23, the closing market price of the Company’s common stock on that date. Each option award will vest monthly on a pro-rata basis over a 48-month period in accordance with the Company’s normal option vesting policy.

The respective awards are as shown below:

Name	Number of Shares

James P. Panek	200,000
Matthew J. Pfeffer	200,000
Marc J. Gurwith, M.D.	100,000
Piers C. Whitehead	100,000

The cash retention bonus payments under the retention program are comprised of two parts, each dependent upon the executive remaining a regular full-time employee of the Company in good standing at the time the condition is met. The amount of each retention bonus is shown below:

Retention Bonus
Name	Payments

James P. Panek	$78,000
Matthew J. Pfeffer	60,000
Marc J. Gurwith, M.D.	58,000
Piers C. Whitehead	56,000

The first retention bonus payment was made to each executive listed above based on his continued full-time employment in good standing through June 30, 2007. A second cash bonus payment of the same amount will be made, conditioned upon the executive remaining a regular full-time employee in good standing through the completion of a strategic transaction, as determined in good faith at the discretion of the Board. Dr. Gurwith was terminated in November 2007 and shall receive $48,333 of his second retention bonus. The second payment would also only be paid to the extent it exceeds the intrinsic value of the then exercisable special retention stock options previously awarded on the date payable.

Employment Agreements

In September 2006, the Company entered into an Amended and Restated Employment Agreement, or Amended Agreement, with each of its then-current executive officers, as follows: Lance K. Gordon, President and CEO; Matthew J. Pfeffer, Senior Vice President, Finance and Administration and CFO; James P. Panek, Executive Vice President; Marc J. Gurwith, M.D., Senior Vice President, Medical Affairs and Chief Medical Officer; Piers C. Whitehead, Vice President, Corporate and Business Development; and Roland Lance Ignon, Vice President, Corporate Affairs. The Amended Agreements conformed all past agreements to the form of agreement currently in use. As such, they replaced and superseded any prior employment agreement between each such executive and VaxGen. Both the prior and current agreements entitled the Company’s executive officers to similar amounts of benefits. In addition, as per both the Amended Agreement and previous employment agreements, each executive is eligible, subject to the discretion of VaxGen’s Board of Directors, to receive an annual performance bonus of up to 30 percent of his annual base salary.

Pursuant to the Amended Agreement, each executive’s employment relationship is at-will. As such, each executive’s employment and/or the Amended Agreement may be terminated with or without cause and with or without advance notice, at any time by either the executive or by VaxGen. If an executive’s employment with VaxGen is terminated without cause, or the executive resigns due to reason(s) defined in the Amended Agreement as Good Reason Resignation, or Good Reason, the executive would be entitled to receive as severance 12 months of his base salary as then in effect, less standard withholdings and deductions, and all of the executive’s outstanding unvested stock options or other equity awards would be accelerated and become immediately exercisable. If an executive’s employment is terminated without cause or if he resigns for Good Reason within 13 months of a change of control, as defined in the Amended Agreement, then in addition to the benefits described in the previous sentence, the executive will also be eligible to receive a bonus payment equal to up to 30 percent of his salary on a prorated basis, provided that such bonus payment was not already paid for the year of termination.

Good Reason includes resignation due to (1) a material breach of any of the terms of the Amended Agreement by the Company which causes material harm to the executive and which continues to be unresolved after 30 days; (2) demotion of the executive; (3) a significant relocation of the executive’s place of work; (4) a reduction of the executive’s salary or performance bonus potential; (5) a material reduction in the employee benefits made available to the executive; or (6) the failure of a successor company to assume the obligations of the Amended Agreement; all as defined in the Amended Agreement.

Under the terms of the Amended Agreement, each of the executives also entered into an indemnity agreement with VaxGen. The indemnity agreement provides, among other things, that VaxGen will indemnify the executive, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings to which he is or may be made a party by reason of his position as a director, officer, employee or other agent of VaxGen, and otherwise to the fullest extent permitted under Delaware law and VaxGen’s Bylaws. VaxGen has also entered into this form of indemnity agreement with its current directors, and intends to enter into this indemnity agreement with its future directors and executive officers.

Defined Contribution Plans

We have a 401(k) Retirement Plan, as amended, or 401(k) Plan, which covers substantially all full-time employees, including executive officers of the Company. The 401(k) Plan permits eligible employees to defer a percentage of their annual compensation, subject to certain limitations imposed by the Code. We may match a portion of employee contributions with Company common stock or cash. Since 2005, the Company has made matching contributions in cash as a result of our August 2004 de-listing from Nasdaq. In 2006, plan participants were permitted to contribute up to 100% of their eligible annual compensation up to a specified maximum of $15,000; those aged 50 and older were permitted to make an additional catch-up deferral contribution up to $5,000. Plan participants who make contributions to the 401(k) Plan receive matching contributions at the end of each quarter based on a pre-determined formula. In 2006, the NEOs participated in the 401(k) Plan.

Other Elements of Compensation

Health Insurance

We provide comprehensive health insurance benefits for all our eligible employees and their eligible dependents, including executive officers. Upon termination, all eligible employees, including executive officers, are eligible for continuation coverage in accordance with federal COBRA law or applicable state law, at their own expense.

Life and Disability Insurance

We provide life and disability insurance for our employees including executive officers. We do not maintain key person insurance on any of our executive officers.

Perquisites

From time to time, the Board may grant perquisites to certain executive officers; however, no perquisites have been granted to any named executive officer in 2006 which aggregated $10,000 or more.

The following table shows compensation awarded to, paid to or earned by, the Company’s Chief Executive Officer, its Chief Financial Officer, its former Acting Chief Financial Officer and its three (3) other most highly compensated executive officers other than the Chief Executive Officer, the Chief Financial Officer and the former Acting Chief Financial Officer, the NEOs, at December 31, 2006:

2006 Summary Compensation Table

				Non-Equity	All Other
			Option	Incentive Plan	Annual
		Salary	Awards	Compensation	Compensation		Total
Name and Principal Position	Year	($)	($)(5)	($)(4)	($)		($)

Lance K. Gordon(1)	2006	453,147	113,882	—	8,800	(6)	575,829
Former President and Former Chief Executive Officer
Matthew J. Pfeffer(2)	2006	210,481	154,413	41,250	8,419	(6)	414,563
Senior Vice President, Finance and Administration and Chief Financial Officer
James P. Panek(3)	2006	293,441	79,831	45,750	68,643	(7)	486,665
President and Chief Executive Officer
Marc J. Gurwith(12)	2006	281,579	22,536	42,237	64,370	(8)	410,722
Senior Vice President, Medical Affairs
Piers C. Whitehead	2006	268,827	80,461	40,324	53,256	(9)	442,868
Vice President, Corporate and Business Development
Kevin C. Lee(11)	2006	157,431	25,352	16,667	85,737	(10)	285,187
Former Acting Chief Financial Officer

(1)	Dr. Gordon became Chief Executive Officer in September 2001 and President in March 2004. Dr. Gordon’s employment with the Company terminated in January 2007.

(2)	Mr. Pfeffer joined the Company as Senior Vice President, Finance and Administration and Chief Financial Officer in March 2006.

(3)	Mr. Panek was promoted to Executive Vice President in August 2006 and to Chief Executive Officer in January 2007.

(4)	Includes annual performance bonuses for 2006 that were approved and paid in February 2007.

(5)	This relates to the compensation cost we recognized in 2006 on a stock option granted in 2006 to Mr. Pfeffer and in prior years to other executive officers. Please see Note 3, Summary of Significant Accounting Policies and Note 12, Stock Options and Warrants elsewhere in our 2006 Annual Report filed on form 10-K for our accounting policy regarding FAS 123R and our valuation of option awards in 2006, respectively, in accordance with FAS 123R. Please see the “Grants of Plan-Based Awards” table below for option awards granted in 2006.

(6)	Includes 401(k) Plan Company matching contributions.

(7)	Includes $8,800 in 401(k) Plan Company matching contributions and a $59,843 payment under the terminated 2001 Purchase Plan.

(8)	Includes $8,800 in 401(k) Plan Company matching contributions and a $55,570 payment under the terminated 2001 Purchase Plan.

(9)	Includes $8,800 in 401(k) Plan Company matching contributions and a $44,456 payment under the terminated 2001 Purchase Plan.

(10)	Includes $4,982 in 401(k) Plan Company matching contributions, a $3,531 payment under the terminated 2001 Purchase Plan, and $77,224 earned under a consulting agreement with the Company.

(11)	Mr. Lee became Acting Chief Financial Officer in June 2005 and served in that capacity through March 2006, after which date he served as the Company’s Vice President of Finance. Mr. Lee resigned from the Company in July 2006.

(12)	Dr. Gurwith resigned his position in November 2007.

The following table shows certain information regarding grants of plan-based awards to the NEOs for the year ended December 31, 2006:

Grants of Plan-Based Awards in 2006

					All Other
					Option
					Awards:
					Number of
		Estimated Future Payouts Under			Securities	Exercise or	Grant Date
		Non-Equity Incentive Plan Awards			Underlying	Base Price of	Fair Value of
		Threshold	Target	Maximum	Options	Option Awards	Option Awards
Name	Grant Date	($)	($)	($)	(#)	($/Sh)	($)

Lance K. Gordon	—	—	126,000	126,000	—	—	—
Former President and Former Chief Executive Officer
Matthew J. Pfeffer(1)	3/30/2006	—	—	—	120,000	8.58	817,380
Senior Vice President,	—	—	82,500	82,500	—	—	—
Finance and Administration and Chief Financial Officer
James P. Panek	—	—	91,500	91,500	—	—	—
President and Chief Executive Officer
Marc J. Gurwith	—	—	84,474	84,474	—	—	—
Senior Vice President, Medical Affairs
Piers C. Whitehead	—	—	80,648	80,648	—	—	—
Vice President, Corporate and Business Development
Kevin C. Lee(2)	—	—	—	—	—	—	—
Former Acting Chief Financial Officer

(1)	The Company granted stock options to Mr. Pfeffer under VaxGen’s 1996 Plan, as amended and restated, or 1996 Plan. The options will vest over four years during Mr. Pfeffer’s continuous service to VaxGen, with 25 percent of the option shares vesting on the one-year anniversary of Mr. Pfeffer’s employment date and the remaining option shares vesting in equal monthly installments over the subsequent three years, subject to accelerated vesting under the terms of Mr. Pfeffer’s employment agreement.

(2)	Mr. Lee resigned from the Company in July 2006. As a result, he was ineligible to receive future plan-based awards.

The following table shows certain information regarding outstanding option awards at December 31, 2006 for the NEOs (there are no stock awards outstanding):

Outstanding Equity Awards at December 31, 2006

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised
	Options	Options	Option	Option
	(#)	(#)	Exercise Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Lance K. Gordon	400,000	—	14.90	9/06/2011	(1)
Former President and Former Chief	75,000	—	5.74	7/22/2012	(2)
Executive Officer	81,250	18,750	5.50	9/10/2013	(2)
Matthew J. Pfeffer	—	120,000	8.58	3/30/2016	(2)
Senior Vice President,
Finance and Administration and
Chief Financial Officer
James P. Panek	100,000	—	9.25	2/8/2012	(2)
President and Chief Executive
Officer	48,750	11,250	5.50	9/10/2013	(2)
Marc J. Gurwith	125,000	—	14.80	10/29/2011	(2)
Senior Vice President,	36,563	8,437	5.50	9/10/2013	(2)
Medical Affairs
Piers C. Whitehead	100,000	—	5.39	7/1/2012	(2)
Vice President, Corporate and	36,563	8,437	5.50	9/10/2013	(2)
Business Development
Kevin C. Lee	11,333	—	4.32	9/2/2013	(2)
Former Acting Chief	7,312	—	11.09	4/1/2014	(2)
Financial Officer

(1)	Option shares vest over three years, 25% one month from the grant date, and 25% on the first, second and third anniversaries of the grant date.

(2)	Option shares vest over four years, 25% on first anniversary of grant date and in 36 equal monthly installments thereafter.

No NEO exercised an option during the year ended December 31, 2006. No NEO acquired or vested in a stock award during the year ended December 31, 2006.

Termination or Change in Control

Pursuant to the Amended Agreements, each executive’s employment relationship is at-will. As such, each executive’s employment and/or the Amended Agreement may be terminated with or without cause and with or without advance notice, at any time by either the executive or by VaxGen. If an executive’s employment with VaxGen is terminated without cause or the executive resigns for Good Reason, the executive would be entitled to receive as severance 12 months of his base salary as then in effect, less standard withholdings and deductions, and all of the executive’s outstanding unvested stock options or other equity awards would be accelerated and become immediately exercisable. If an executive’s employment is terminated without cause or if he resigns for Good Reason within 13 months of a change of control, as defined in the Amended Agreements, then in addition to the benefits described in the previous sentence, the executive will also be eligible to receive a bonus payment equal to up to 30 percent of his salary on a prorated basis, provided that such bonus payment was not already paid for the year of termination.

Potential Payments Upon Termination Or Change In Control At December 31, 2006

			Termination without
			Cause by the Company or
		Termination without Cause	Good Reason Resignation
		by the Company or Good	(in connection with a
		Reason Resignation	Change in Control)
Name		($)(1)	($)(1)

Lance K. Gordon, Former President and Former CEO	(5)
Base salary	(2)	420,000	420,000
Vesting acceleration	(3)	68,752	68,752
Pro-rated bonus	(4)	—	126,000

		488,752	614,752

Matthew J. Pfeffer, Senior Vice President, Finance and Administration and CFO
Base salary	(2)	275,000	275,000
Vesting acceleration	(3)	662,967	662,967
Pro-rated bonus	(4)	—	82,500

		936,967	1,020,467

James P. Panek, Executive Vice President
Base salary	(2)	305,000	305,000
Vesting acceleration	(3)	40,860	40,860
Pro-rated bonus	(4)	—	91,500

		345,860	437,360

Marc J. Gurwith, Senior Vice President, Medical Affairs	(7)
Base salary	(2)	281,579	281,579
Vesting acceleration	(3)	15,621	15,621
Pro-rated bonus	(4)	—	84,474

		297,200	381,674

Piers C. Whitehead, Vice President, Corporate and Business Development
Base salary	(2)	268,827	268,827
Vesting acceleration	(3)	8,475	8,475
Pro-rated bonus	(4)	—	80,648

		277,302	357,950

Kevin C. Lee, Former Acting Chief Financial Officer
Base salary	(6)	—	—
Vesting acceleration	(6)	—	—
Pro-rated bonus	(6)	—	—

		—	—

(1)	Amounts shown for potential payments assume the triggering event took place on the last business day of VaxGen’s last completed fiscal year i.e. December 29, 2006. On that date, the closing price of the Company’s common stock was $1.90.

(2)	Severance pay equal to 12 months of base salary.

(3)	Compensation cost to the Company resulting from the accelerated vesting of unvested stock options.

(4)	Maximum potential “pro-rated bonus” for which the executive may be eligible if he resigns for Good Reason or if he is terminated without cause within 13 months after a Change in Control.

(5)	Dr. Gordon resigned from the Company in January 2007. In February 2007, Dr. Gordon entered into a resignation agreement with the Company pursuant to which he granted a release in favor of VaxGen. In accordance with his Amended Agreement and the resignation agreement, Dr. Gordon received total severance compensation of $578,354 consisting of his base salary of $420,000 payable over twelve months beginning in March 2007; vesting acceleration of $68,752 for his then-unvested shares (consisting of 18,750 shares with an exercise price of $5.50 per share); consulting fees of $70,000 for two months of services provided to the Company; accrued paid-time-off benefits of $6,730; and $12,872 of COBRA health care continuation, payable by VaxGen through December 31, 2007.

(6)	Mr. Lee resigned from the Company in July 2006. Prior to his resignation, he was not entitled to severance benefits upon Termination without Cause by the Company, Good Reason or under a Change in Control. Subsequent to his resignation and prior to December 31, 2006, Mr. Lee earned $77,224 in consulting fees under an Independent Consultant Agreement entered into with the Company in August 2006.

(7)	Dr. Gurwith resigned from the Company in November 2007.

Compensation of Directors

For the year ended December 31, 2006, each member of the Board of Directors, or Board, who was not the chairman of the Board, the chairman of any committee or a member of any committee received a $25,000 annual retainer. The chairman of the Board received a $50,000 annual retainer. The chairman of the Audit Committee received a $38,000 annual retainer. The chairman of the Board’s committees other than the Audit Committee received a $35,000 annual retainer; and members of a committee of the Board who are not a committee chairman received $34,000. The members of the Board of Directors were also eligible for reimbursement for their expenses incurred in attending meetings of the Board of Directors in accordance with Company policy.

Effective January 1, 2007, each member of the Board receives a $25,000 annual retainer. In addition, the chairman of the Board receives an additional $25,000 annual retainer. The chairmen of the Audit Committee, Compensation Committee and Nominating and Governance Committee receive an additional $15,000, $10,000 and $5,000 annual retainer, respectively. Each member, who is not the chairman, of the Audit Committee, Compensation Committee and Nominating and Governance Committee receives an additional $7,500, $5,000 and $2,500 annual retainer, respectively. In addition, the chairman of the Strategic Transactions Committee received $45,000 per quarter for the first two quarters of 2007, and $35,000 per quarter thereafter, and other members of the Strategic Transactions Committee received $35,000 per quarter for the first two quarters of 2007, and $25,000 per quarter thereafter. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending meetings of the Board of Directors in accordance with Company policy.

Each non-employee director of the Company is also eligible to receive stock option grants under the 1998 Director Stock Option Plan, or Director Plan. Only non-employee directors of the Company are eligible to receive options under the Director Plan. Options granted under the Director Plan are intended by the Company not to qualify as incentive stock options under the Code. The Company suspended the grant of any options to non-employee directors of the Company under the Director Plan in 2005. The Board did not award options to any of the directors during the fiscal year ended December 31, 2006.

In February 2007, in lieu of grants under the Director Plan, the Company awarded options to the outside directors of the Board under the 1996 Stock Option Plan, or 1996 Plan. Options for a total of 235,000 shares were granted to the directors with exercise prices equal to the fair market value of VaxGen’s common stock on the grant date. Two directors received initial option grants for 30,000 shares, as they had joined the Board in 2005 and had not previously received grants and annual option grants for 17,500 shares for service during 2006. All other directors received annual option grants for 17,500 shares for service during each of the years ended December 31, 2005 and 2006. Options vest monthly over four years from the grant date.

The following table shows certain information with respect to the compensation of all non-employee directors of the Company for the year ended December 31, 2006:

Director Compensation For Fiscal Year 2006

	Fees Earned or
	Paid in	Option
	Cash	Awards	Total
Name of Director	($)	($)(1)	($)

Randall L-W. Caudill, D. Phil	50,000	—	50,000
Franklin M. Berger, CFA	38,000	37,098	75,098
Michel Gréco	35,000	6,227	41,227
Myron M. Levine, M.D.	34,000	69,956	103,956
Kevin L. Reilly	34,000	—	34,000
Eve E. Slater, M.D., F.A.C.C.(2)	34,000	—	34,000

(1)	This relates to the compensation cost we recognized in 2006 on stock options granted in years prior to 2006. No stock option grants were made to directors during 2006. Please see Note 3, Summary of Significant Accounting Policies and Note 12, Stock Options and Warrants, elsewhere in Annual Report to the SEC on Form 10-K for the fiscal year ended December 31, 2006 for our accounting policy regarding FAS 123R and our valuation of option awards in 2006, respectively, in accordance with FAS 123R.

(2)	Effective August 1, 2007, Dr. Slater resigned from the Company’s Board of Directors.

RAVEN EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Overview

Raven’s executive compensation program is intended to align the interests of Raven’s executive officers with objectives that the Raven Board of Directors and Compensation Committee, or Raven Committee, believe are imperative to increasing stockholder value by tying executive compensation directly to the achievement of such objectives.

Role of our Compensation Committee

The Raven Committee, which is composed entirely of non-employee directors, assists the Board of Directors in meeting its responsibilities with regard to oversight and determination of employee compensation by reviewing Raven’s major compensation plans, policies and programs and making recommendations to the Board with respect to their adoption, implementation and maintenance. In fulfilling this role, the Raven Committee recommends to the Board of Directors the compensation levels for Raven’s executive officers upon hire and thereafter on an annual basis.

Compensation Program Objectives

Raven’s executive compensation program is designed to achieve the following objectives while preserving the financial resources of Raven and remaining in compliance with Raven’s obligations to stockholders with respect to equity-based compensation:

•	attract and retain talented and experienced executives in an extremely competitive labor market of biotechnology companies located in Northern California; and

•	motivate and reward key contributors whose knowledge, skills and performance are critical to growing our business and advancing our programs.

Components of the Executive Compensation Program

For 2006, the principal components of Raven’s executive compensation program consisted of:

•	base salary;

•	equity incentives in the form of stock options;

•	severance protection; and

•	benefits generally available to Raven employees.

Base Salary:  Base salary is intended to enable Raven to attract and retain executives with greater than average experience and skills by being competitive with the market place. For each executive position, Raven sets as its target base compensation between the 50th to 75th percentile of the base compensation for comparable positions at the peer companies described below under the heading “Competitive Market Review”.

Stock Options:  Raven generally grants stock options to its executives, as well as its employees, upon hire, during the annual review process and at other times that the Board of Directors determines are necessary to provide long-term incentives that align the interests of the executives with the interests of our stockholders and encourages the achievement of Raven’s long-term development goals. Given the time periods involved in biopharmaceutical development, the Board of Directors believes that these long-term incentives are critical to Raven’s success. The exercise price of each option is equal to the fair market value of the underlying common stock on the date of grant, as determined by the Board of Directors.

Severance Benefits:  Raven enters into severance benefit arrangements with executive officers when the Board of Directors determines that such arrangements are necessary to attract or retain such executive officers. As of December 31, 2006, only Raven’s Chief Executive Officer was eligible for severance benefits. In October 2007, the Board of Directors approved severance benefits for each executive under the individual Change in Control Agreements described under the heading “Executive Retention Program”.

Benefits generally available to Raven employees:  Raven’s executive officers are eligible to participate in benefit programs Raven makes generally available to its employees, including, paid time off, a 401(k) Plan, health insurance and life and disability insurance.

Competitive Market Review

Raven’s Compensation Committee gathers input from outside compensation consultants and reviews the compensation practices of the biopharmaceutical industry annually by reviewing various reports from Ernst and Young Survey, Radford Biotechnology Executive Survey or Top Five Data Executive Survey for Northern California. Based on these surveys and the recommendations of compensation consultants, the Compensation Committee targets executive compensation at the 50th to 75th percentile of industry average for Northern California biopharmaceutical and biotechnology companies of comparable size (50 to 149 employees). For 2006, the Compensation Committee directly hired the Judy Thompson Group and Patricia Wray, an independent human resource consultant, as its compensation consultants. The Judy Thompson Group and Patricia Wray did not provide any other services to Raven.

Performance and Compensation Review Process

At the end of each year, the Board of Directors, in consultation with Raven’s executive officers, establishes corporate goals that it believes are the most significant objectives for Raven in the upcoming year and that are critical to the success of Raven in the short and long term. These corporate goals may be updated or adjusted by the Board of Directors in consultation with the Chief Executive Officer during the year if determined by the Board of Directors to be appropriate.

In 2006, the corporate goals included objectives relating to the achievement of milestones relating to the RAV12 clinical program, pre-clinical product candidates, certain research goals, and securing partnering or co-development deals. Raven does not disclose the specific target levels for its performance goals as they contain competitively sensitive information.

At the end of the year, the Board of Directors reviews actual results against Raven goals and assesses whether or not goals were met. Any unforeseen circumstances or economic considerations are taken into account in determining the extent to which Raven met its goals.

Raven’s executive officers typically prepare a written self-assessment of their individual and departmental performance during the year. Reviews are also written by each officer’s direct reports. The Chief Executive Officer reviews each executive officer’s performance with respect to such officer’s level of achievement of specific individual and departmental goals also taking into consideration the individual’s self-review and the reviews of the individual’s direct reports. In the case of the Chief Executive Officer, the Compensation Committee and the Board of Directors include their review of the Chief Executive Officer as part of the assessment of the performance of Raven and its executive officers.

Outside compensation consultants gather and present information and surveys on executive positions in peer companies for the Raven Committee to assist it in reviewing and recommending target base salary increases and incentive stock option grants for Raven’s executive officers to the Board of Directors. Proposed salary increases take into consideration the market comparisons prepared by the outside compensation consultants and Chief Executive Officer’s, or with respect to the Chief Executive Officer, the Raven Committee’s, assessment of each executive officer’s performance during the previous year. The assessment includes reviewing the achievement of corporate goals, each officer’s level of achievement of specific goals, a summary of the accomplishments in the related functional area of responsibility, any mitigating factors and any of the executive officer’s significant accomplishments not anticipated in the goals. Based on this analysis, the Raven Committee presents its recommendations to the Board of Directors who then approve any salary increases and incentive stock options grants. The Chief Executive Officer is not present during the deliberations regarding his compensation.

Executive Compensation Actions

In March 2006, the Raven Committee recommended, and the Board of Directors approved merit based annual salary increases of between $11,000 and $13,000 for each executive officer of Raven. The 2006 base salaries for the named executive officers of Raven who will serve as executive officers of the combined company upon the completion of the merger, hereinafter referred to as the Raven Named Executive Officers, were as follows:

Name of Executive	2006 Base Salary

George F. Schreiner, M.D., Ph.D.	$350,000	(1)
Chief Executive Officer
Jennie P. Mather, Ph.D.	$338,000
Chief Scientific Officer and President
Stanford J. Stewart, M.D.	$283,000
Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	$242,550
Vice President, Research and Development

(1)	Dr. Schreiner served as the Chief Executive Officer from May 1, 2006 to December 31, 2006 and was therefore paid $233,333 during 2006.

Because Raven was involved in seeking new financing during late 2006 and 2007, the Board of Directors decided to defer salary increases and equity-based awards to the executive officers, including the Chief Executive Officer, for 2007 until the completion of Raven’s next financing or change in control transaction. As discussed below under the heading “Executive Retention Program”, all executive officers received a 5% salary increase retroactive to January 1, 2007 as part of the Change in Control Agreements entered into between Raven and the officers.

Employment Agreements

George F. Schreiner, M.D., Ph.D., Chief Executive Officer:  Raven entered into an employment agreement with Dr. Schreiner on April 6, 2006. Under the terms of the employment agreement, Dr. Schreiner is to serve as Raven’s Chief Executive Officer and as a member of the Raven Board of Directors. The employment agreement also provides for a signing bonus of $150,000, which was payable in April 2006 and included a “claw back” provision calling for partial re-payment of the signing bonus if Dr. Schreiner were to voluntarily terminate employment for other than “good reason” or is terminated by Raven for cause prior to April 2009. In connection with the employment agreement, Raven granted Dr. Schreiner stock options to purchase 18,000,000 shares of common stock for an exercise price of $0.03 per share. Under the employment agreement, if Dr. Schreiner is terminated by Raven without cause or resigns for “good reason” within one year of a change in control of Raven, any unvested options automatically become fully vested and immediately exercisable. In addition, if Raven terminates Dr. Schreiner’s employment without cause, Dr. Schreiner is entitled to receive continued salary payments for a period of twelve (12) months from the date of termination plus medical and dental coverage for a period of twenty-four (24) months following the date of termination.

Executive Retention Program

In order to provide an additional incentive to Raven’s executive officers, including the Chief Executive Officer, to identify and pursue potential change in control and financing transactions that are in the best interests of Raven’s stockholders, in October 2007 the Committee recommended, and the Board of Directors approved, Raven entering into a Change in Control Agreement with each executive officer. Each Change in Control Agreement provides for the following:

Retention Bonus — Each executive is entitled to a retention bonus in an amount equal to nine (9) months of the executive’s base salary. Forty percent of the retention bonus is payable in a cash lump sum upon the signing of a definitive agreement that provides for a change in control of Raven. The remaining 60% of the retention bonus is payable in cash and/or Series D preferred stock, as determined by the Board of Directors, upon consummation of the change in control. Dr. Mather is entitled to receive an additional twelve (12) months salary payable in cash upon consummation of the change in control.

Retroactive Salary Increase — Upon the consummation of a change in control in Raven, each executive officer is entitled to a 5% salary increase retroactive to January 1, 2007.

Equity Award Acceleration — Upon the consummation of a change in control of Raven, each executive officer is entitled to accelerated vesting, and, if applicable, exercisability, of all equity-based awards, including options. However, as a condition to Raven entering into the Change in Control Agreements, each executive officer must agree to cancel all stock options effective as of immediately prior to the consummation of the change in control unless assumed in a change in control transaction.

Severance Benefits Prior to a Change in Control — If certain executive officers are terminated between the signing of a definitive agreement providing for a change in control of Raven and the consummation of that change in control, the executive is entitled to receive (a) the 60% of the Retention Bonus that would otherwise be payable upon consummation of the change in control, (b) an amount equal to 5% of the salary paid to such executive between January 1, 2007 and the date of termination, (c) the accelerated vesting, and, if applicable, exercisability, of any equity-based awards outstanding as of the date of termination, and (d) continued salary and benefits in accordance with such executive’s change in control agreement.

Severance Benefits Following a Change in Control — If an executive officer is terminated by Raven for cause or resigns for good reason within the twelve month period commencing on a change in control, the executive is entitled to continued salary and benefits for a period of twelve (12) months in the case of Dr. Schreiner and Dr. Mather, nine (9) months in the case of Mr. Whelan, and six (6) months in the case of other executive officers. In addition, the vesting and, if applicable, exercisability of each executive’s equity-based awards is fully accelerated upon such a termination.

As a condition to each executive’s eligibility to enter into a Change in Control Agreement with Raven, such executive must agree to: (1) cancel all outstanding options unless assumed in a change in control transaction; (2) vote for the Merger Agreement with VaxGen; and (3) enter into a new indemnity agreement with Raven as described below. Payment of any severance benefits is conditioned on the executive executing a general release of claims against Raven.

The retention bonuses and salary increases payable under the Change in Control Agreements, assuming a change in control consummates on March 31, 2008 and the executive remains employed through such date, are as follows (vesting acceleration is not included since all options will be canceled immediately prior to the consummation of a change in control of Raven):

	Retention Bonus(1)				Salary	Total
Name	Signing(3)	Closing(4)		Total	Increase(2)	Payments

George F. Schreiner, M.D., Ph.D.	$105,000	$157,500		$262,500	$21,875	$284,375
Chief Executive Officer
Jennie P. Mather, Ph.D.	$101,400	$490,100	(5)	$591,500	$21,125	$612,625
Chief Scientific Officer and President
Stanford J. Stewart, M.D.	$84,900	$127,350		$212,250	$17,688	$229,938
Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	$72,765	$109,148		$181,913	$15,159	$197,072
Vice President, Research and Development

(1)	Bonus equal to nine (9) months salary paid in connection with a change in control transaction.

(2)	Retroactive pay increase from January 1, 2007 paid upon consummation of a change in control transaction; if the executive is terminated without cause prior to the consummation of the change in control, the retroactive pay increase would be pro-rated from January 1, 2007, until the termination date.

(3)	40% of retention bonus.

(4)	60% of retention bonus with the exception of Jennie Mather; see footnote(5).

(5)	Includes the additional benefit of one year’s salary payable to Dr. Mather upon the consummation of a change in control or a termination without cause prior to such change in control.

The severance benefits payable under the Change in Control Agreements, assuming a termination without cause by Raven or a voluntary resignation for good reason by an executive upon a change in control of Raven occurring on or before March 31, 2008, are as follows (vesting acceleration is not included since all options will be canceled immediately prior to a change in control):

	Termination within 12 Months Following a Change in Control
	Severance	COBRA	Total Termination
Name	Pay	Benefits	Payments

George F. Schreiner, M.D., Ph.D.	$367,500	$21,426	$388,926
Chief Executive Officer
Jennie P. Mather, Ph.D.	$354,900	$7,750	$362,650
President and Chief Scientific Officer
Stanford J. Stewart, M.D.	$148,575	$10,713	$159,288
Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	$127,339	$10,713	$138,052
Vice President, Research and Development

Indemnity Agreement

Each of the executives were party to indemnification agreements with Raven that provided for the indemnification of the executives to the fullest extent permitted by applicable law and Raven’s Certificate of Incorporation for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that the executives are or were Raven’s agents.

Each of the executives has subsequently entered into an indemnity agreement with Raven in October 2007, which replaced and superseded the prior indemnity agreement. The indemnity agreement provides, among other things, that Raven will indemnify the executive, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings to which he is or may be made a party by reason of his position as a director, officer, employee or other agent of Raven, and otherwise to the fullest extent permitted under Delaware law and Raven’s bylaws. The Merger Agreement provides that VaxGen will fulfill and honor in all respects the obligations of Raven to indemnify Raven’s current and former directors and officers and their heirs, executors and assigns with respect to acts or omissions occurring at or prior to the effective time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement), subject to applicable legal requirements.

Defined Contribution Plans

Raven maintains a 401(k) Retirement Plan, as amended, or 401(k) Plan, which covers substantially all full-time employees, including executive officers of Raven. The 401(k) Plan permits eligible employees to defer a percentage of their annual compensation, subject to certain limitations imposed by the Code. In 2006, plan participants were permitted to contribute up to 100% of their eligible annual compensation up to a specified maximum of $15,000; those aged fifty (50) and older were permitted to make an additional catch-up deferral contribution up to $5,000. Raven does not match any employee contribution to their 401(k) plan.

Other Elements of Compensation

Health and Life and Disability Insurance

Raven provides comprehensive health insurance benefits and life and disability insurance for all eligible employees and their eligible dependents, including executive officers. Raven does not maintain key person insurance on any of executive officers.

The following table shows compensation awarded, paid or earned by Raven’s Named Executive Officers:

2006 Summary Compensation Table

					Option
Name	Year	Salary		Bonus	Awards(1)	Total
(a)	(b)	(c)		(d)	(e)	(f)

George F. Schreiner, M.D., Ph.D.	2006	$233,333	(2)	$150,000	$56,959	$440,292
Chief Executive Officer
Jennie P. Mather, Ph.D.	2006	$338,000		—	$10,494	$348,494
President and Chief Scientific Officer
Stanford J. Stewart, M.D.	2006	$283,000		—	$4,197	$287,197
Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	2006	$242,550		—	$6,296	$248,846
Vice President, Research and Development

(1)	Amount reflects the total compensation expense for the year ended December 31, 2006 calculated in accordance with Statement of Financial Accounting Standard No. 123R under the prospective transition method. See Note 12 of Notes to the Raven Financial Statements for the year ended December 31, 2006 for a discussion of the assumptions made in determining the grant date fair value and compensation expense of equity awards.

(2)	Dr. Schreiner joined Raven on May 1, 2006.

The following table shows certain information regarding grants of plan-based awards to Raven’s Named Executive Officers during the fiscal year ended December 31, 2006:

Grants of Plan-Based Awards in 2006

				Exercise or	Grant Date Fair
	Grant	Shares	Split-Adjusted	Base Price of	Value of Option
Name	Date	Granted	Shares Granted	Option Awards	Awards(1)
(a)	(b)	(c)	(d)	(e)	(f)

George F. Schreiner, M.D., Ph.D.	4/7/2006	18,000,000	18,000,000	$0.03	$354,996
Chief Executive Officer
Jennie P. Mather, Ph.D.	4/7/2006	2,500,000	2,500,000	$0.03	$49,305
Chief Scientific Officer
Stanford J. Stewart, M.D.	4/7/2006	1,000,000	1,000,000	$0.03	$19,722
Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	4/7/2006	1,500,000	1,500,000	$0.03	$29,583
Vice President, Research and Development

(1)	Based on fair value of option awards of $0.019722 per share, calculated in accordance with Statement of Financial Accounting Standard No. 123R under the prospective transition method. See Note 12 of Notes to Raven Financial Statements for the year ended December 31, 2006 for a discussion of the assumptions made in determining the grant date fair value and compensation expense of equity awards.

The following table shows certain information regarding outstanding option awards at December 31, 2006 for Raven’s Named Executive Officers.

Outstanding Equity Awards at December 31, 2006

		No. of Securities	No. of Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
	Grant	Options (#)	Options (#)	Exercise	Expiration
Name	Date	Exercisable	Unexercisable	Price ($)	Date(1)
(a)	(b)	(c)	(d)	(e)	(f)

George F. Schreiner, M.D., Ph.D.	4/7/2006(1)	—	18,000,000	$0.03	4/6/2016
Chief Executive Officer
Jennie P. Mather, Ph.D.	3/16/2001(1)	56,250	—	$0.17	3/15/2011
President and Chief Scientific Officer	1/22/2002(1)	250,000	—	$0.17	1/21/2012
	2/7/2003(1)	979,166	20,834	$0.08	2/6/2013
	11/21/2003(1)	979,166	20,834	$0.08	11/20/2013
	11/21/2003(1)	963,541	286,459	$0.08	11/20/2013
	4/7/2006(1)	729,166	1,770,834	$0.03	4/6/2016
Stanford J. Stewart, M.D.	7/22/2005(1)	375,000	625,000	$0.03	7/21/2015
Vice President, Clinical Research	4/7/2006(1)	291,666	708,334	$0.03	4/6/2016
Gordon A. Vehar, Ph.D.	3/16/2001(1)	100,000	—	$0.17	3/15/2011
Vice President, Research	1/22/2002(1)	100,000	—	$0.17	1/21/2012
and Development	2/7/2003(1)	342,708	7,292	$0.08	2/6/2013
	11/21/2003(1)	134,895	40,105	$0.08	11/20/2013
	4/7/2006(1)	437,499	1,062,501	$0.03	4/6/2016

(1)	Option shares vest over four (4) years, 25% on first anniversary of grant date and in 36 equal monthly installments thereafter subject to each the executive officer’s continued service through each vesting date.

Compensation of Directors

The members of the Board of Directors are eligible for reimbursement of expenses incurred in attending meetings of the Board of Directors in accordance with Raven policy. Non-employee, independent directors of Raven not affiliated with any venture capital firms investing in Raven received a stock option grant when they first joined the Board of Directors and may receive additional grants at the discretion of the Board of Directors.

The following table sets forth information regarding compensation earned during the fiscal year ended December 31, 2006 by Raven’s non-employee directors who will become directors of the combined company following the completion of the merger. Michael Kranda will be continuing as director of the combined company, but as he did not receive any director compensation for 2006 and does not fall into the category of non-employee director not affiliated with a venture capital firm investing in Raven, he is not included in this table.

Director Compensation for Fiscal Year 2006

Fees Earned or
	Paid in	Option
Name	Cash	Awards	Total(1)
(a)	(b)	(c)(1)	(d)

William D. Young,	—	$2,411	$2,411
Chairman of the Board

(1)	Amount reflects the total compensation expense for the year ended December 31, 2006 calculated in accordance with Statement of Financial Accounting Standard No. 123R under the prospective transition method. See Note 12 of Notes to Raven Financial Statements for the year ended December 31, 2006 for a discussion of the assumptions made in determining the grant date fair value and compensation expense of equity awards. On April 7, 2006, Mr. Young was granted an option to purchase 500,000 shares of Raven’s common stock having a grant date fair value of $0.03. As of December 31, 2006, Mr. Young held options to purchase 860,000 shares of Raven’s common stock.

Compensation Committee Interlocks and Insider Participation

None of the members of Raven’s Compensation Committee was, at any time since our formation, an officer or employee of Raven. None of Raven’s executive officers serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of Raven’s Board of Directors or Compensation Committee.

Compensation Committee Report

Raven’s Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, Raven’s Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this S-4 Report for the fiscal year ended December 31, 2006.

Compensation Committee

Michael Kranda
William D. Young
Jonathan Root (resigned from the Raven Board of Directors November 2007)
Stefan Ryser (resigned from the Raven Board of Directors August 2007)

MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER

Upon consummation of the merger, the Board of Directors of the combined company will be comprised of seven members. The following table lists the names, ages and positions of individuals currently designated by VaxGen and Raven to serve as directors and executive officers of the combined company upon consummation of the merger. The ages of the individuals are provided as of September 30, 2007.

Executive Officers and Directors

Name	Age	Position

Executive Officers:
George F. Schreiner, M.D., Ph.D.	58	Chief Executive Officer and Director
James P. Panek	54	President, Chief Operating Officer and Director
Matthew J. Pfeffer	50	Chief Financial Officer and Senior Vice President, Finance and Administration
Jennie P. Mather, Ph.D.	59	Chief Scientific Officer
Stanford J. Stewart, M.D.	56	Vice President, Clinical Research
Gordon A. Vehar, Ph.D.	59	Vice President, Research and Development
Piers C. Whitehead	45	Vice President, Corporate and Business Development
Other Directors:
Randall L-W. Caudill, D. Phil	60	Chairman of the Board of Directors
Michael Kranda	54	Vice Chairman of the Board of Directors
Franklin M. Berger, CFA	57	Director
Myron M. Levine, M.D.	63	Director
William D. Young, Ph.D.	62	Director

Executive Officers

Each officer will be elected by the company’s Board of Directors and will serve at the Board’s discretion.

George F. Schreiner, M.D., Ph.D. joined Raven in May 2006. He is experienced in all phases of drug development, from discovery through clinical development to commercial launch. Prior to joining Raven, Dr. Schreiner worked at Scios from 1997 to 2006. While at Scios Dr. Schreiner served as Vice President of Cardiorenal Research from 1997 to 2000; Chief Scientific Officer and Vice President from 2000 to 2003; Chief Scientific Officer, Chief Medical Officer, and Sr. Vice President of Research and Development from 2003-2004 until Scios’ acquisition by Johnson & Johnson, whereupon he was named President of Research and Development and served in that capacity from 2004 to 2006, overseeing research and development programs at Scios in cardiovascular disease, inflammation, and oncology. He served on the Pharmaceutical Research and Development Committee for Johnson & Johnson and chaired its Early Research and Development Committee. Dr. Schreiner received his M.D. from Harvard Medical School and his Ph.D. in Immunology from Harvard University. He trained in Internal Medicine and Nephrology at the Brigham and Women’s Hospital in Boston. He held joint appointments on the faculties of the Department of Medicine and Pathology at Harvard Medical School and the Washington University School of Medicine, where he received tenure. He was one of the founding scientists at CV Therapeutics where he served as Vice President of Medical Science and Preclinical Research.

James P. Panek has served as VaxGen’s President and Chief Executive Officer since January 2007. He previously served as our Executive Vice President since September 2006 and Senior Vice President, Manufacturing Operations, since February 2002. From 1982 to 2001, Mr. Panek served in various capacities with Genentech, including Senior Vice President, Product Operations, and Vice President, Manufacturing, Engineering and Facilities, where he led the development of the world’s largest biotechnology manufacturing facility and was responsible for all operations involved in supplying products for preclinical, clinical, and commercial use. Mr. Panek led the development of manufacturing facilities that enabled FDA approval and launch of recombinant products to treat pediatric growth hormone deficiency (Nutropin Depot® and Protropin®), heart attack (TNKasetm), non-Hodgkin’s lymphoma (Rituxan®) and breast cancer (Herceptin®). Mr. Panek was also responsible for the purification of all human pharmaceuticals for clinical and commercial use, and led the successful start-up and licensure of operations for purification of Activase®, the first large-scale cell culture product approved by the FDA. Prior to joining Genentech, Mr. Panek spent six years with Eli Lilly in a variety of engineering and development positions. Mr. Panek received a B.S. and an M.S. in chemical engineering from the University of Michigan.

Matthew J. Pfeffer has served as VaxGen’s Chief Financial Officer and Senior Vice President of Finance and Administration since March 2006. Mr. Pfeffer has over 25 years of financial management experience, having served most recently as CFO of Cell Genesys, Inc. During his nine year tenure at Cell Genesys, Mr. Pfeffer served as Director of Finance before being named CFO in 1998. His responsibilities included managing finance, tax, treasury, information technology and investor relations functions and overseeing corporate governance and compliance issues. Previously, Mr. Pfeffer served in financial management positions, including roles as Corporate Controller, Manager of Internal Audit and Manager of Financial Reporting, at Diasonics Ultrasound, Inc. and ComputerLand Corporation. Mr. Pfeffer began his career at Price Waterhouse. Mr. Pfeffer is a member of the Board of Directors of Genelabs Technologies, Inc. He also serves on Boards and advisory committees of Financial Executives International, the Biotechnology Industry Organization and the American Institute of Certified Public Accountants. Mr. Pfeffer is also a member of the Association of Bioscience Financial Officers and is a graduate of the University of California, Berkeley.

Jennie P. Mather, Ph.D. is Founder, President and Chief Scientific Officer of Raven. Dr. Mather also served as Chief Executive Officer from 1999 to 2005 during which time Raven filed an IND on the RAV12, the first Raven therapeutic antibody. Prior to founding Raven, Dr. Mather held various scientific and leadership positions at Genentech from 1984 to 1999. Dr. Mather is a recognized leader in the application of cell biology to technology and pharmaceutical product development. She has unusually broad experience that spans basic research in cancer biology and reproductive endocrinology as an Assistant Professor at The Rockefeller University to applied research in development and product discovery at Genentech. Dr. Mather led, or participated in, 12 project teams that produced a number of Genentech’s marketed products including Herceptin®, Activase®, and Pulmozyme®. She also contributed to the design of the cell culture biomanufacturing processes used for commercial production of six of Genentech’s marketed protein therapeutics. Dr. Mather is an inventor on 40 issued patents, the author of more than 150 publications, and the author or editor of five books on animal cell culture. Dr. Mather is the recipient of the First Innovator of the Year Award from the Healthcare Businesswomen’s Association (2003) and was named as one of the Top 10 Innovators for scientific and business aptitude by Red Herring Magazine (2002).

Stanford J. Stewart, M.D. has served as Raven’s Vice President, Clinical Research, at Raven biotechnologies since July 2005. Prior to joining Raven, Dr. Stewart was at Corixa from 2001 to 2005 as Vice President of Clinical Research. Dr. Stewart trained in Medical Oncology at Stanford University, then served as a member of the faculty of the School of Medicine at Vanderbilt University for more than twelve years. He has more than ten years of experience in the biotechnology industry, joining Matrix Pharmaceutical, Inc. in 1997 as Associate Medical Director. From 1998 until 2001, he was Clinical Scientist on the Herceptin project at Genentech where he guided post-marketing clinical development including the adjuvant breast cancer program. He moved to ALZA Corporation as Senior Medical Director. From 2001 to 2005, he was employed at Corixa Corporation where he rose from Senior Medical Director to Vice President, Clinical Research. Dr. Stewart holds a B.A. degree from Rice University, and an M.D. from Baylor College of Medicine. In addition to training in Medical Oncology, he did postdoctoral medical training in Internal Medicine at Case Western Reserve University and postdoctoral scientific training in the laboratory of Dr. Ronald Levy at Stanford University.

Gordon A.Vehar, Ph.D. joined Raven biotechnologies as Vice President of Research and Development in February 2000. Prior to that Dr. Vehar was at Genentech from 1980 to 2000 and held various scientific and managerial positions. Dr. Vehar is an expert in protein chemistry with extensive experience in protein purification and identification technologies and particular expertise in antigen identification. Prior to joining Raven, he was with Genentech for 20 years in various roles, including Director of Cardiovascular Research and Staff Scientist for Cardiovascular Research and for Protein Chemistry. Dr. Vehar served as Project Team Leader on six drug discovery and development projects that yielded four Genentech products currently on the market. Dr. Vehar is the recipient of the Murray Thelin Award for Outstanding Research presented by the National Hemophilia Foundation, the Inventor

of the Year Award given by Intellectual Property Owners, Inc. for the human tissue plasminogen activator (t-PA) patent, and the Distinguished Inventor of the Year Award from Intellectual Property Owners, Inc. for the patent on recombinant Factor VIII, a genetically engineered clotting factor that enabled production of a therapeutic product for treating hemophilia A patients that is free of HIV and hepatitis contamination. He has served on the Scientific Advisory Board for the Oklahoma Center for Molecular Medicine. Dr. Vehar is an inventor on 37 issued patents and has authored more than 35 publications. He received a PhD from the University of Cincinnati Medical School.

Piers C. Whitehead has served as VaxGen’s Vice President, Corporate and Business Development since July 2002. Mr. Whitehead served as Vice President from 1991 through 2002 and Head of Mercer Management Consulting’s San Francisco office from 2000 to 2002. There he led marketing, strategy and manufacturing projects, with an emphasis on global health and vaccines, for clients that included the Global Alliance for Vaccines and Immunization, UNICEF and several private sector clients. Mr. Whitehead gained international prominence for his wide-ranging analysis of the biologics, pharmaceutical, global health and vaccine markets. His reports on the state of international vaccine development, including the analysis of manufacturing economics for the developing world, have become standard references for the field. Prior to joining Mercer, he was a manager with London-based investment bank, Robert Fleming Securities Ltd. There he led a team of seven analysts covering the European Capital Goods sector. Mr. Whitehead received a B.A. and an M.A. from Oriel College in Oxford, England.

Directors

Franklin M. Berger, CFA has served as a director of VaxGen since November 2003. Mr. Berger is currently an independent biotechnology analyst. From 1998 to 2003, Mr. Berger was a Managing Director, Equity Research and Senior Biotechnology Analyst for J.P. Morgan Securities, Inc. From 1997 to 1998, he served as a Director, Equity Research and Senior Biotechnology Analyst for Salomon Smith Barney. From 1991 to 1997, he served as a Managing Director, Research and Biotechnology Analyst for Josephthal & Co. Mr. Berger serves on the Board of Directors of Thallion Pharmaceuticals, Inc., Seattle Genetics, Inc., and Isotechnika and is on the audit committees of Seattle Genetics, Inc. and Isotechnika. Mr. Berger received a B.A. in International Relations and an M.A. in International Economics from Johns Hopkins University and an M.B.A. from Harvard University.

Randall L-W. Caudill, D. Phil. has served as a director of VaxGen since February 2001; he had previously served as director from 1997 through 1999. Since 1997, Dr. Caudill has been the President of Dunsford Hill Capital Partners, a San Francisco-based financial consulting firm, serving emerging growth companies. From 1987 to 1997, he served in various capacities including heading the Merger and Acquisition Department and co-heading the Investment Bank at Prudential Securities. Prior to that date, he held senior investment banking positions in the Merger and Acquisition Departments of Morgan Grenfell, Inc. and The First Boston Corporation. Dr. Caudill serves on the Board of Directors of Ramgen Power Systems Inc., Helix BioMedix, Inc., SCOLR Pharma, Inc. as well as several non-profit entities. Dr. Caudill received a D. Phil. from Oxford University, where he was a Rhodes Scholar, and an M.A. in Public and Private Management from Yale University.

Myron M. Levine, M.D. was elected as a director of VaxGen in October 2004. Dr. Levine is the Co-Founder and Director of the University of Maryland School of Medicine’s Center for Vaccine Development, or CVD. Dr. Levine is also professor of medicine, pediatrics, epidemiology and preventive medicine, and microbiology and immunology at the University of Maryland’s School of Medicine as well as Head of the Division of Geographic Medicine in the Department of Medicine. From 2000 to 2002 he co-chaired the Global Alliance for Vaccines and Immunization, or GAVI, Task Force on Research and Development. Dr. Levine currently sits on the editorial board of three major research journals and is a consultant to many organizations including the World Health Organization, National Institutes of Health, Institute of Medicine and the Department of Defense. He holds memberships in numerous medical societies including the Institute of Medicine of the National Academy of Science, the Association of American Physicians, the American Society of Clinical Investigation and the Interurban Clinical Club. He is past President of the American Epidemiological Society and the American Society of Tropical Medicine and Hygiene. Dr. Levine’s most recent award was the University of Maryland School of Medicine’s Simon and Bessie Grollman Distinguished Professorship in recognition of outstanding medical research received in 2006. Dr. Levine holds an M.D. from the Medical College of Virginia and a Diploma in Tropical Public Health (D.T.P.H.) with Distinction from the London School of Hygiene and Tropical Medicine.

Michael Kranda has served as a director of Raven since 2005. Since September, 2007 to present, Mr. Kranda has served as Chairman of the Board. Michael Kranda led life sciences venture investments as Managing Director for Vulcan Capital through December 31, 2006 and contininues as a consultant to Vulcan. He sits on the Board of Directors of several companies including BiPar Sciences and PTC Therapeutics. Mr. Kranda was the CEO of Oxford GlycoSciences (OGS) for six years, establishing the company as the leading proteomics platform-based drug discovery company. Prior to that, Michael spent 12 years at Immunex (now Amgen) where he served as president and chief operating officer. At Immunex, Mr. Kranda was responsible for sales and marketing, manufacturing and operations. Earlier, he served as chief of staff in the office of the King County prosecutor. Mr. Kranda holds a BA and an MBA from the University of Washington School of Business and served on its graduate school advisory board.

William D. Young, Ph.D. has served as a director of Raven since 2001. Until September, 2007, he was Chairman of the Board of Raven. From 1999 to present, Dr. Young has served as Chairman and CEO of Monogram Biosciences (formerly ViroLogic) — a biotechnology company focused on developing treatments for viral, immunologic, and oncologic diseases. Prior to his appointment at Monogram Biosciences, Dr. Young served in a number of positions at Genentech from 1980 to 1999, most recently as Chief Operating Officer, where he was responsible for all development, operations, and commercial activities. Previous to that, he held various positions at Eli Lilly and Company for 14 years. He serves on the boards of Biogen/Idec and Human Genome Sciences. Dr. Young is an elected member of the National Academy of Engineering (1993) in recognition of his contributions to the development of manufacturing technologies for biotechnology-based pharmaceutical products, and he was awarded an Honorary Doctorate of Engineering degree from Purdue University (2001). He received a BS in Chemical Engineering from Purdue University and an MBA from Indiana University.

Board Composition

Upon consummation of the merger, the Board of Directors of the combined company will be comprised of seven members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal.

Board Committees

Our Board of Directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Compensation Committee.  Upon consummation of the merger, our compensation committee is expected to consist of Messrs. X (chairman), X, X and X, each of whom will be a non-management member of our Board of Directors. The functions of this committee include:

•  reviewing and, as it deems appropriate, recommending to our Board of Directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•  exercising authority under our stock incentive plan; and

•  advising and consulting with our officers regarding managerial personnel and development.

Audit Committee.  Upon consummation of the merger, our audit committee is expected to consist of X (chairman), X, X, each of whom will be a non-management member of our Board of Directors. The functions of this committee include:

•  meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•  meeting with our independent auditors and with internal financial personnel regarding these matters;

•  recommending to our Board of Directors the engagement of our independent auditors;

•  reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•  reviewing our financial plans and reporting recommendations to our full Board for approval and to authorize action. Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

Nominating/Corporate Governance Committee

Compensation Committee Interlocks and Insider Participation.  The combined company’s compensation committee of the Board of Directors is expected to consist of Messrs          . Mr.            will be the chairman of the compensation committee. No member of the compensation committee will have been at any time an officer or employee of the Company. None of the combined company’s executive officers serves, or in the past year has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on the compensation committee. None of the combined company’s executive officers serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on our Board of Directors.

Compensation of Directors

We expect that compensation for the directors of the combined company will remain the same as that for VaxGen directors currently.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AND OTHER INFORMATION

Certain Relationships and Related Transactions, and Director Independence

VaxGen did not enter into any related person transactions in which certain of VaxGen’s executive officers, directors or greater than five percent stockholders or any members of the immediate family of any of the foregoing had or have a direct or indirect material interest. All future related party transactions, including any loans from VaxGen to its employees, officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to VaxGen than could be obtained from unaffiliated third parties. In addition, our VaxGen Code of Conduct, or Code, encourages employees to discuss any potential related-party transaction with our compliance officer and officers and directors to seek authorization from the Audit Committee.

Related-Person Transactions Policy

In August 2007, VaxGen adopted a written Related-Person Transactions Policy to establish the procedures for the identification, review, consideration and approval or ratification of transactions involving VaxGen and any related person by the Audit Committee of the Board of Directors or by such other committee of the Board of Directors as appropriate. This policy reinforces the Company’s Code in which these matters are addressed generally. The Nominating and Governance Committee is responsible for establishing this policy and, from time to time, will review and recommend to the Board of Directors any amendments to this policy.

Under the policy, a related person means:

•	a person who is, or at any time since the beginning of VaxGen’s last fiscal year, was, a director or executive officer of the Company or a nominee to become a director of the Company;

•	a security holder known by VaxGen to be the beneficial owner of more than 5% of any class of VaxGen’s voting securities;

•	an immediate family member of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person, and any person (other than a tenant or employee) sharing the household of such person; and

•	a firm, corporation or other entity in which any of the foregoing persons is an executive, partner or principal or similar control position or in which such person has a 5% or greater beneficial ownership interest, or an Affiliate.

A Related-Person Transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which VaxGen and any Related Person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to VaxGen as an employee, consultant or director shall not be considered Related-Person Transactions under this policy.

Each director and executive officer shall identify, and VaxGen shall request each 5% or more stockholder to identify, any Related-Person Transaction involving such director or executive officer or his or her Affiliates and immediate family members and seek approval from the Audit Committee pursuant to this policy before he or she or, with respect to immediate family members, any of their Affiliates, may engage in the transaction.

Any proposed transaction that has been identified as a Related Person Transaction may be consummated or materially amended only after approval by the Audit Committee in accordance with the provisions of this policy. If for reasons of conflict of interest or other reasons, it is inappropriate for the Audit Committee to review the transaction, after taking into account possible recusals by Audit Committee members, the Related-Person Transaction shall be approved by another independent body of the Board of Directors. The approving body shall be referred to in this policy as the Approval Committee.

The Approval Committee shall approve only those Related-Person Transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of VaxGen and its stockholders, as the Approval Committee determines in the good faith exercise of its discretion.

VaxGen has entered into indemnity agreements with each of its executive officers and directors which provide, among other things, that VaxGen will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of VaxGen, and otherwise to the fullest extent permitted under Delaware law and VaxGen’s Bylaws.

Employment Agreements

VaxGen has entered into employment agreements, offer letters and bonus agreements with its executive officers. For more information regarding these agreements, see “VaxGen Executive Compensation — Employment Agreements.”

Other Related Party Transactions

VaxGen Director and Officer Indemnification

VaxGen has entered into an indemnification agreement with each of its directors and officers for the indemnification of, and advancement of expenses to, these persons to the full extent permitted by Delaware law. VaxGen also intends to enter into an indemnification agreement with each of its future directors and officers.

At present VaxGen is not aware of any pending litigation or proceeding involving any of its directors, officers, employees or agents in such person’s capacity with VaxGen where indemnification will be required or permitted. VaxGen is also not aware of any threatened litigation or preceding that might result in a claim for indemnification.

VaxGen believes that all of the transactions set forth above were made on terms no less favorable to VaxGen than could have been obtained from unaffiliated third parties. All future transactions between VaxGen and its officers, directors, principal stockholders and their affiliates will be approved by a majority of VaxGen’s Board of

Directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to VaxGen than could be obtained from unaffiliated third parties.

Raven Certain Relationships and Transactions

Employment Agreements

All Raven Executive Officers have Employment Agreements and Change in Control Agreements with Raven which will be assumed by VaxGen following completion of the merger.

Issuance of Series D Preferred Stock

Between June 2005 and October 2005, Raven issued an aggregate of 164,599,208 shares of its Series D preferred stock at a price per share of $0.2939 for an aggregate purchase price of $48.3 million. The table below sets forth the aggregate number of Series D preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates.

	Number of Shares of	Aggregate Purchase
	Series D Preferred	Price
Name	Stock	($)

Pequot Ventures(1)(2)	34,705,680	$10,199,999
U.S. Venture Partners(1)(3)	29,359,941	8,628,887
Ridgeback Capital Investments L.P.	23,817,625	7,000,000
Vulcan Capital Venture Capital I LLC(1)	23,817,624	7,000,000
CMEA Ventures(1)(4)	11,908,811	3,500,000
Bear Stearns Health Innoventures, L.P.(5)	9,220,823	2,710,000
Hambrecht & Quist Capital Management(1)(6)	6,805,036	2,000,000

(1)	Tom Baruch is one of Raven’s directors and a founder of CMEA Ventures. Michael Kranda is one of Raven’s directors and a consultant to Vulcan Capital. Jonathan Root was one of our directors prior to his resignation in November 2007 and is a managing director of U.S. Venture Partners. Patrick Enright is one of Raven’s directors and general partner of Pequot Ventures. Frank Gentile is one of Raven’s directors and Vice President of Research of Hambrecht & Quist Capital Management.

(2)	Includes 25,348,136 shares held by Pequot Private Equity Fund III, L.P., 4,116,448 shares held by Pequot Healthcare Venture Fund, L.P., 3,573,265 shares held by Pequot Offshore Private Equity Partners III, L.P. and 1,462,855 shares held by Pequot OHV Fund, L.P., and 204,976 shares held by PHCV Raven Series D Grantor Trust, affiliates of Pequot Ventures.

(3)	Includes 28,185,545 shares held by U.S. Venture Partners VII, L.P., 587,198 shares held by 2180 Associates Fund VII, L.P., 293,599 shares held by USVP Entrepreneur Partners VII-A, L.P., and 293,599 shares held by USVP Entrepreneur Partners VII-B, L.P., affiliates of U.S. Venture Partners.

(4)	Includes 724,931 shares held by CMEA Life Sciences Fund, L.P., 10,551,028 shares held by CMEA Ventures Life Sciences 2000, L.P., and 632,852 shares held by CMEA Ventures Life Sciences 2000, Civil Law Partnership, affiliates of CMEA Ventures.

(5)	Includes 865,629 shares held by Bear Stearns Health Innoventures Employee Fund, L.P, 1,097,797 shares held by Bear Stearns Health Innoventures Offshore, L.P., 620,218 shares held by BSHI Members, L.L.C., 5,302,732 shares held by BX, L.P., and 1,334,447 held by Bear Stearns Health Innoventures, L.P., affiliates of BX, L.P.

(6)	Includes 4,083,022 shares held by H&Q Healthcare Investors and 2,722,014 shares held by H&Q Life Sciences Investors, affiliates of H&Q Capital Management.

In addition, holders of Series D preferred stock entered into a loan agreement dated November 12, 2007, pursuant to which the holders of Series D preferred stock agreed to lend to Raven in aggregate $3.8 million in exchange for a promissory note. The loan is secured by Raven’s intellectual property, subject to pre-existing agreements. Pursuant to the terms of the Amended and Restated Articles of Incorporation, holders of Series D preferred stock who do not participate in the loan on pro-rata basis will have all or some of their Series D preferred stock automatically converted to shares of Raven common stock.

Pursuant to the loan agreement, the Series D preferred stock holders agreed to loan $1.8 million on the signing of the Merger Agreement with VaxGen and another $2.0 million on the closing of the merger. The notes will automatically be converted to Series D preferred stock in the event the merger with VaxGen is completed prior to March 31, 2008. Holders of the note can voluntarily convert their note into shares of Series D preferred stock at anytime. The notes bear an interest rate of 5% per annum and principal and interest are due on June 2, 2009 if not previously converted.

VaxGen Loan

In connection with the proposed merger with VaxGen, Raven entered into a loan agreement with VaxGen pursuant to which VaxGen agreed to lend Raven up to $6.0 million in exchange for a secured promissory note. Pursuant to the loan agreement, Raven may request advances of funds under the promissory note according to a specified schedule. VaxGen’s obligations to advance funds to Raven will terminate upon the earlier of (i) the consummation of the merger with VaxGen, (ii) April 15, 2008, (iii) 30 days following termination of the Merger Agreement for any reason other than a breach by Raven of its obligations under the Merger Agreement or Raven’s determination to pursue an alternative transaction (as defined in the Merger Agreement) or (iv) the date of termination of the Merger Agreement by VaxGen due to the breach by Raven of its obligations under the Merger Agreement or as a result of VaxGen’s determination to pursue an alternative transaction in which VaxGen pays the breakup fee as set forth in the Merger Agreement.

Pursuant to the loan agreement, Raven is prohibited from taking certain actions, including, among other things: (i) incurrence of any new indebtedness that arises outside the ordinary course of business, (ii) making dividend or other distributions, (iii) permitting liens on any of its properties, except for certain permitted liens, (iv) paying debt that is junior to the debt arising from the loan agreement, (v) selling, licensing or otherwise disposing of its material assets outside the ordinary course of business, (vi) entering into transaction outside the ordinary course of business involving payments that exceed $10,000 and (vii) increasing compensation payable to any of its officers or employees in excess of 20% of the current compensation of such individual.

COMBINED COMPANY SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of September 30, 2007 regarding the beneficial ownership of the combined company upon consummation of the merger by (a) each person known to VaxGen’s and Raven’s boards of directors to own beneficially 5% or more of the combined company upon consummation of the merger, (b) each director of VaxGen and Raven who will be a director of the combined company, (c) the Named Executive Officers of VaxGen and Raven (as defined below who will continue as an executive officer of the combined company), and (d) all of the combined company’s directors and executive officers as a group. Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be.

The number of shares beneficially owned upon consummation of the merger assumes an Exchange Ratio of 0.171284 shares of VaxGen common stock issued for each Raven share of Series D preferred stock, subject to adjustments as more fully set forth in the Merger Agreement. In addition, warrants to purchase shares of Raven’s Series D Preferred Stock outstanding as of Merger I will be assumed by VaxGen and will become exercisable for approximately 321,000 shares of VaxGen common stock, with the exercise price adjusted proportionately in accordance with the Exchange Ratio. All other shares of Raven capital stock and options and warrants to purchase capital stock will be canceled without consideration and extinguished.

Percentage of beneficial ownership in the combined company is calculated assuming 65,068,051 shares of common stock will be outstanding upon the consummation of the merger, and disregarding the current number of outstanding shares of capital stock of VaxGen. Beneficial ownership is determined in accordance with the rules of the SEC which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. This includes shares of VaxGen common stock issuable pursuant to the exercise of stock options, warrants or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of September 30, 2007.

Unless otherwise indicated, the persons or entities identified in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them:

	Beneficial Ownership(1)
	Number of	Percent of
Beneficial Owner	Shares	Total

Pequot Ventures, 500 Nyala Farm Road, Westport, CT 06880(2)	5,944,528	9.1
U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, CA 94025(3)	5,028,888	7.7
Entities affiliated with Gruber & McBaine Capital Management, LLC, 50 Osgood Place, Penthouse, San Francisco, CA, 94133(4)	4,604,565	7.1
Vulcan Capital Venture Capital I LLC, 505 Fifth Avenue South, Suite 900, Seattle, WA 98104	4,079,578	6.3
Ridgeback Capital Investments L.P., 430 Park Avenue, 12th Floor, New York, NY 10022	4,079,578	6.3
Directors and Executive Officers
Randall L-W. Caudill, Chairman of the Board and Director(5)(6)	72,379		*
William D. Young, Vice Chairman of the Board and Director	—		*
Franklin M. Berger, Director(5)	36,562		*
Myron M. Levine, Director(5)	29,687		*
Michael Kranda, Director	—		*
George F. Schreiner, Chief Executive Officer and Director	—		*
James P. Panek, President, Chief Operating Officer and Director(5)	203,221		*
Matthew J. Pfeffer, Chief Financial Officer and Senior Vice President, Finance and Administration(5)	60,000		*
Jennie P. Mather, Chief Scientific Officer	—		*
Stanford J. Stewart, Vice President, Clinical Research	—		*
Gordon A. Vehar, Vice President, Research and Development	—		*
Piers C. Whitehead, Vice President, Corporate and Business Development(5)	137,116		*
All executive officers and directors as a group (12 persons)(5)	538,965		*

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 65,068,051 shares outstanding on September 30, 2007 adjusted as required by rules promulgated by the SEC.

(2)	Includes shares held by Pequot Healthcare Venture Fund, L.P., Pequot Offshore Private Equity Partners III, L.P. and Pequot OHV Fund, L.P., Pequot Private Equity Fund III, L.P., PHCV Raven Series D Grantor Trust, affiliates of Pequot Ventures.

(3)	Includes shares held by U.S. Venture Partners VII, L.P., 2180 Associates Fund VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur Partners VII-B, L.P., affiliates of U.S. Venture Partners.

(4)	Gruber & McBaine Capital Management, LLC, or GMCM, is a registered Investment Advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the stock. Jon D. Gruber, or Gruber, and J. Patterson McBaine, or McBaine, are the Managers, controlling persons and Portfolio Managers of GMCM. Lagunitas Partners is an investment limited partnerships of which GMCM is the General Partner.

(5)	Includes options under the Company’s stock option plans potentially exercisable within 60 days of September 30, 2007 for the following number of shares: Dr. Caudill — 60,379; Mr. Berger — 36,562; Dr. Levine — 29,687; Mr. Panek — 191,248; Mr. Pfeffer — 60,000; Mr. Whitehead — 126,793; and all executive officers and directors as a group — 504,669.

(6)	Includes 1,000 shares owned by Dr. Caudill’s wife. Dr. Caudill disclaims beneficial ownership of these 1,000 shares except to the extent of any pecuniary interest therein.

COMPARATIVE RIGHTS OF VAXGEN STOCKHOLDERS
AND RAVEN STOCKHOLDERS

VaxGen is incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of VaxGen are currently, and will continue to be, governed by the Delaware General Corporation Law, or the DGCL. Raven is incorporated under the laws of the State of Delaware, and prior to the consummation of the merger, the rights of Raven stockholders are governed by the DGCL. Before the consummation of the merger, the rights of the holders of VaxGen’s common stock are also governed by the amended and restated certificate of incorporation of VaxGen and the bylaws of VaxGen. After the consummation of the merger, the rights of VaxGen stockholders will continue to be governed by the DGCL, the amended and restated certificate of incorporation of VaxGen and the bylaws of VaxGen. Due to differences between the governing documents of VaxGen and Raven, the merger will result in Raven stockholders having different rights once they become VaxGen stockholders.

The following is a summary of the material differences between the rights of VaxGen stockholders and the rights of Raven stockholders under each company’s respective certificate of incorporation. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of VaxGen and Raven stockholders and is qualified in its entirety by reference to the DGCL and the various documents of VaxGen and Raven that we refer to in this summary. You should carefully read this entire proxy statement/prospectus and the other documents we refer to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of VaxGen and being a stockholder of Raven. VaxGen has filed its documents referred to herein with the SEC and will send copies of these documents to you upon your request.

	Raven	VaxGen

Authorized Capital Stock	Raven’s certificate of incorporation currently authorizes the issuance of 701,834,607 shares, consisting of two classes, common stock and preferred stock. 447,000,000 shares of common stock, par value $0.001 per share, are authorized, and 254,834,607 shares of preferred stock, par value $0.001 per share, are authorized. Of the preferred stock, 2,305,000 shares are designated as Series A Preferred Stock, 12,420,760 shares are designated as Series B Preferred Stock, 51,638,254 shares are designated as Series C Preferred Stock, and 188,470,593 shares are designated as Series D Preferred Stock (together, the “Series D Preferred Stock”).	VaxGen’s certificate of incorporation currently authorizes the issuance of 85,000,000 shares, consisting of two classes: 65,000,000 shares of common stock, $0.01 par value per share, and 20,000,000 shares of preferred stock, $0.01 par value per share.
Redemption	Raven’s certificate of incorporation provides that Raven’s common stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock are not redeemable.	VaxGen’s certificate of incorporation provides that the preferred stock may be made subject to redemption at such price, in such an amount, on such terms and conditions, and at such times as the Board of Directors shall determine by resolution when issuing such stock.
Dividends	Raven’s certificate of incorporation provides for payment of non-cumulative dividends at a rate of 10%, to the holders of the Series A Preferred	VaxGen’s certificate of incorporation provides that the holders of the preferred stock will be entitled to receive dividends at such rates, on

Raven	VaxGen

Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock, when, as and if declared by Raven’s Board of Directors. If and after such dividends are paid, any remaining dividend payments will be paid to the holders of common stock and the holders of the Series Preferred Stock ratably on an as- converted basis.

In addition, if Raven declares a distribution payable in securities of other persons, evidences of indebtedness issued by Raven or other persons, assets (excluding cash dividends), options, or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series Preferred Stock shall be entitled to a proportionate share of any such distribution as through the holders of the Series Preferred Stock were the holders of the number of shares of Raven common stock into which their respective shares of the Series Preferred Stock are convertible as of the record date fixed for the holders of common stock entitled to receive such distribution.

With respect to Raven common stock, subject to the prior rights of the holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of common stock shall be entitled to receive, when and as declared by the Board, out of any assets of Raven legally available therefor, such dividends as may be declared from time to time by the Board.	such terms and conditions and at such times as the Board of Directors shall determine by resolution when issuing such stock. Such dividends will be paid in preference or such other relation to dividends payable on any other class or series of stock as stated and expressed. If such dividends are cumulative and unpaid, the deficiency shall be fully paid or provided for as required by the terms under which the series was issued prior to payment of any dividend on common stock.
Rights on Liquidation	Raven’s certificate of incorporation provides for an order of liquidation upon any “Liquidation Event” of Raven, which includes (i) the acquisition of the Raven by another entity by means of any transaction or series of related transactions, including, any stock acquisition, reorganization, merger or consolidation (other than a mere reincorporation transaction), (ii) a sale, license, encumbrance or other disposition of all or substantially all of the assets of Raven or (iii) any other transaction in which 50% or more of Raven’s voting power is transferred.

VaxGen’s certificate of incorporation provides that the holders of the preferred stock will be entitled to such rights upon dissolution, or upon any distribution of the assets of VaxGen, as stated in the resolution(s) providing for the issue of such stock, adopted by the Board of Directors.

Raven	VaxGen

Upon any Liquidation event, dissolution or winding up of Raven, the Series D Preferred Stockholders are entitled to receive, prior and in preference to any distribution of Raven’s assets or surplus funds to holders of common stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, by reason of their ownership thereof, an amount equal to two times the original issue price of the Series D Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) for each share of Series D Preferred Stock then held by them, plus any declared but unpaid dividends (the “Series D Preference Amount”). If the assets and funds distributed among the Series D Preferred Stockholders are insufficient to permit the payment to such holders of the full Series D Preference Amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series D Preferred Stock in proportion to the Series D Preference Amount each such holder is otherwise entitled to receive.

If any Raven assets or surplus funds remain after distribution of the Series D Preference Amount, the Series C preferred stockholders are entitled to receive, prior and in preference to any distribution of any of Raven assets or surplus funds to the holders of the common stock, Series A Preferred Stock or Series B Preferred Stock, an amount equal to the original issue price of the Series C Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) for each share of Series C Preferred Stock then held by them, plus any declared but unpaid dividends (the “Series C Preference Amount”). If the assets and funds distributed among the Series C Preferred Stockholders are insufficient to permit the payment to such holders of the full Series C Preference Amount, then the entire assets and funds of Raven legally available for distribution after full payment of the Series D Preference Amount shall be distributed ratably

Raven	VaxGen

among the holders of the Series C Preferred Stock in proportion to the Series C Preference Amount each such holder is otherwise entitled to receive.

If any Raven assets or surplus funds remain after distribution of the Series D Preference Amount and the Series C Preference Amount, the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock shall be entitled to receive, ratably on an as-converted basis, prior and in preference to any distribution of any of Raven’s assets or surplus funds to the holders of the common stock, by reason of their ownership thereof, (i) in the case of the Series A Preferred Stockholders, an amount equal to two times the original issue price of the Series A Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) then held by them, plus any declared but unpaid dividends, (ii) in the case of the Series B Preferred Stockholders, an amount equal to two times the original issue price of the Series B Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) then held by them, plus any declared but unpaid dividends, and (iii) in the case of the Series C Preferred Stockholders, an amount equal to the original issue price of the Series C Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalization, and the like) then held by them. If, upon the occurrence of a liquidation, dissolution or winding up, the assets and funds thus distributed among the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of Raven legally available for distribution, after full payment of the Series D Preference Amount and the Series C Preference Amount, shall be distributed ratably on an as-converted basis among the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, but

Raven	VaxGen

in such event no holder of shares of a series of Preferred Stock shall receive more than the amounts set forth for such series in the preceding sentence (excluding the Series C Preference Amount).

Following the distributions described above, any remaining Raven assets available for distribution to stockholders shall be distributed ratably to the holders of Raven Series D Preferred Stock and common stock on an as-converted basis.
Conversion rights	Raven’s certificate of incorporation provides that each share of Raven preferred stock is convertible, at the option of the holder, into such number of shares of common stock as is determined by dividing the applicable Original Issue Price by the Conversion Price (as defined in the certificate of incorporation), in effect on the date the stock certificate is surrendered for conversion.

In addition, Raven’s certificate of incorporation provides that each share of Raven preferred stock will be automatically converted into shares of common stock at the then- effective applicable conversion price immediately upon the earlier of (i) the closing of the sale of Raven’s common stock in a firm commitment, underwritten public offering (the “Offering”) registered under the Securities Act, other than a registration relating solely to a transaction under Rule 145 under such act (or any successor thereto) or to an employee benefit plan of Raven, the aggregate gross proceeds to Raven (prior to underwriting discounts, commissions and expenses) of which exceed $30,000,000 with a Pre-Offering Market Capitalization (as defined in the certificate of incorporation) equal to or exceeding $150,000,000 or (ii) the date specified by written consent or agreement of the holders of at least 66 2/3% of the then outstanding shares of Raven preferred stock and the written consent or agreement of the holders of more than 78.6% of the then outstanding shares of Series D Preferred Stock.
VaxGen’s certificate of incorporation provides that stock of any class or series may be made convertible into, or exchangeable for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, at the option of either the holder or the corporation or upon the happening of a specified event, at such price or prices or at such rate or rates or exchange and with such adjustments as shall be stated in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors.

Raven	VaxGen

Raven’s certificate of incorporation also provides for a “special mandatory conversion process” whereby if a holder of Series D Preferred Stock as of November 9, 2007 who participated in the November 12, 2007 bridge loan financing does not purchase any of the notes required to be purchased by it in the second closing of the bridge loan financing, then 60% of the remaining shares of Series D Preferred Stock held by such holder shall be converted automatically, and without any further action on the part of such holder, into shares of common stock on a one-for-one basis, effective upon, subject to, and concurrently with, the consummation of the second closing. In the event that a holder of Series D Preferred Stock as of November 9, 2007 purchases some but not all of its required second closing amount, then 60% multiplied by such holder’s conversion percentage of such holders’ remaining shares of Series D Preferred Stock shall be converted automatically, and without any further action on the part of such holder, into shares of common stock on a one-for-one basis, effective upon, subject to, and concurrently with, the consummation of the second closing. If any holder of Series D Preferred Stock fails to purchase any of the notes required to be purchased by it in the second closing, then at the second closing, 60% of such holder’s shares of Series D Preferred Stock shall be converted automatically, and without any further action on the part of such holder, into shares of common stock on a one-for-one basis, effective upon, subject to, and concurrently with, the consummation of the second closing. If any holder of Series D Preferred Stock fails to purchase some but not all of the notes required to be purchased by it in the second closing, then 60% multiplied by such holder’s conversion percentage of such holders’ remaining shares of Series D Preferred Stock shall be converted automatically, and without any further action on the part of such holder, into shares of common stock on a one-for-one basis, effective upon, subject to, and concurrently with, the consummation of the second closing.

Raven	VaxGen

In the event that all notes scheduled to be purchased at the second closing are not purchased, such remaining notes shall be allocated only among all of those holders of Series D Preferred Stock who purchase their full amount of notes such that their note amounts shall increase by an amount equal to such holder’s pro rata share of the aggregate note amount until all notes scheduled to be purchased at the second closing are purchased.
Number of Directors and election	Raven’s certificate of incorporation provides that the Board of Directors will consist of ten directors and such directors will be elected as follows:

(i) so long as at least 7,362,880 shares of Series A Preferred Stock and Series B Preferred Stock remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the Series A Preferred Stockholders and Series B Preferred Stockholders, voting together as a single class, shall be entitled to elect one director (the “Series A-B Representative”);

(ii) so long as at least 1,000,000 shares of Series C Preferred Stock remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the Series C Preferred Stockholders, voting as a separate class, shall be entitled to elect one director (a “Series C Representative”), provided that so long as at least 2,000,000 shares of Series C Preferred Stock remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), then such Series C Preferred Stockholders, voting as a separate class, shall be entitled to elect two Series C Representatives;

(iii) so long as at least 3,000,000 shares of Series D Preferred Stock remain outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with	VaxGen’s certificate of incorporation does not provide for a set number of directors.

	Raven	VaxGen

respect to such shares), the Series D Preferred Stockholders, voting as a separate class, shall be entitled to elect one director (a “Series D Representative”)

(iv) the holders of Raven common stock shall be entitled, voting as a separate class, to elect two directors (each, a “Common Stock Representative”); and

(v) the remaining directors shall be elected by the holders of Raven preferred stock and common stock, voting together as a single class on an as-converted basis.

The stockholders entitled to elect one or more directors pursuant to subparagraphs (i), (ii), (iii), (iv) or (v) above shall be entitled to remove such director or to fill a vacancy in the seat formerly held by such director, by a vote of such stockholders in accordance with subparagraphs (i), (ii), (iii), (iv) and (v) above, as applicable, and otherwise in accordance with the DGCL.
Stockholder Action by Written Consent	Raven’s certificate of incorporation does not contain any provision regarding stockholder actions by written consent.	VaxGen’s certificate of incorporation specifies that at any time when VaxGen is subject to the reporting requirements of Section 13 of the Exchange Act, the stockholders will have no right to take any action required or permitted by the DGCL by written consent.
Amendment of Charter	Subject to the provisions described in “Stockholder Approval Rights” below, Raven reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.	VaxGen’s certificate of incorporation specifies that it may amend, alter, change, or repeal any provision of the certificate of incorporation in any matter prescribed by law.
Amendment of Bylaws	Raven’s certificate of incorporation specifies that except as otherwise provided in its certificate of incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized, subject to certain actions which require stockholder approval, to make, repeal, alter, amend and rescind	VaxGen’s certificate of incorporation specifies that VaxGen’s directors have the power to adopt, amend or repeal VaxGen’s bylaws, subject to the right of the stockholders to do the same.

Raven	VaxGen

any or all of the bylaws of the Corporation.
Stockholder Approval Rights	Raven’s certificate of incorporation prohibits certain actions from being taken, unless approved by the holders of preferred stock, the holders of Series C Preferred Stock and the holders of Series D Preferred Stock, as applicable, under the following circumstances:

(i) So long as at least 15,000,000 shares of preferred stock remain outstanding (as adjusted in each case for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the vote or written consent by the holders of at least 50% of the then outstanding shares of preferred stock voting together as a single class on an as-converted basis shall be required except where the separate vote of each series is required by law; provided, however, that so long as at least 20,000,000 shares of preferred stock remain outstanding (as adjusted in each case for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the vote or written consent by the holders of at least 66 2/3% of the then outstanding shares of preferred stock voting together as a single class on an as-converted basis shall be required except where the separate vote of each series is required by law;

(ii) so long as at least 6,000,000 shares of Series C Preferred Stock remain outstanding (as adjusted in each case for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the vote or written consent by the holders of at least 50% of the then outstanding shares of Series C Preferred Stock voting together as a single series shall be required as set forth below; provided, however, that so long as at least 13,333,333 shares of Series C Preferred Stock remain outstanding (as adjusted in each case for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the vote or	VaxGen’s certificate of incorporation does not provide for any stockholder approval rights.

Raven	VaxGen

written consent by the holders of at least 66 2/3% of the then outstanding shares of Series C Preferred Stock voting together as a single series shall be required as set forth below; and

(iii) so long as 12,000,000 shares of Series D Preferred Stock remain outstanding (as adjusted in each case for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the vote or written consent by the holders of at least 78.6% of the then outstanding shares of Series D Preferred stock, voting together as a single series shall be required as set forth below:

Raven may not take, or permit any action to be taken, that would do any of the following, whether by amendment, merger, consolidation or otherwise, unless approved as required above: (i) redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of preferred stock otherwise than by conversion pursuant to the certificate of incorporation; (ii) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any shares or units of a security junior to or on parity with any series of preferred stock other than (A) the repurchase of shares of common stock from service providers to Raven or any of its subsidiaries pursuant to agreements under which Raven has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or (B) the repurchase of shares of common stock pursuant to Raven’s bylaws, or (C) the repurchase of shares of preferred stock or common stock pursuant to the Corporation’s Right of First Refusal as set forth in the Amended and Restated Right of First Refusal and Co-Sale Agreement entered into on or about June 28, 2005, and any amendments thereto, to which Raven is a party; (iii) pay, declare or set aside for payment any dividend or other distribution on any shares of Raven capital stock other than a dividend

Raven	VaxGen

payable only in shares of common stock; (iv) authorize or issue, or obligate itself to issue, any other equity security (including any security convertible into or exercisable for any equity security) senior to or on a parity with the any series of preferred stock; (v) increase or decrease (other than by redemption or conversion) the total number of authorized shares of preferred stock; (vi) effect any reclassification or other change of any stock of the Corporation; (vii) permit any majority owned subsidiary to issue or sell, or obligate itself to issue or sell, except to Raven or any of its wholly-owned subsidiaries, any stock of such subsidiary; (viii) effect any liquidation, dissolution or Liquidation Event of the Corporation; (ix) effect any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of Raven or any of its majority or wholly-owned subsidiaries, if any; (x) effect any consolidation or merger involving the Corporation or any of its majority or wholly-owned subsidiaries, if any; (xi) change the authorized number of Raven directors from ten, or the number as to which any series of preferred stock has special voting rights, or the manner in which that series of preferred stock may exercise its special voting rights; (xii) incur Debt Obligations (as defined in the certificate of incorporation) in an aggregate principal amount greater than $3,000,000; (xiii) effect any purchase or other acquisition of all or substantially all of the capital stock or all or substantially all of the assets of any other corporation, limited liability company, partnership or other entity; or (xiv) effect any transfer of Raven’s Material Assets (as defined in the certificate of incorporation) to any person or entity other than a wholly-owned subsidiary of the Corporation.

In addition, (i) so long as any of the shares of Series C Preferred Stock remain outstanding, Raven may not, whether by amendment, merger, consolidation or otherwise, alter or amend the rights, preferences or privileges of such series of preferred stock in any manner that adversely

	Raven	VaxGen

affects the shares of such series without the vote or written consent by the holders of at least 66 2/3% of the then outstanding shares of the Series C Preferred Stock, and (ii) so long as any of the shares of Series D Preferred Stock remain outstanding, Raven shall not, whether by amendment, merger, consolidation or otherwise, (A) alter or amend the rights, preferences or privileges of such series of preferred stock in any manner that adversely affects the shares of such series, (B) authorize or issue, or obligate itself to issue, any other equity security (including any security convertible into or exercisable for any equity security) senior to or on a parity with the Series D Preferred Stock, (C) increase or decrease the number of designated shares of the Series D Preferred Stock, (D) effect any liquidation, dissolution or Liquidation Event, (E) effect any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of Raven or any of its majority or wholly-owned subsidiaries, if any, or (F) effect any consolidation or merger involving the Corporation or any of its majority or wholly-owned subsidiaries, if any, in each case without the vote or written consent by the holders of more than 78.6% of the then-outstanding shares of Series D Preferred Stock.

Lastly, Raven’s certificate of incorporation provides that the number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by an affirmative vote of the holders of a majority of the common stock and preferred stock of the Corporation, voting together as a single class on an as-converted basis.
Voting Rights	Raven’s certificate of incorporation affords each holder of common stock the right to one vote and notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and each such holder shall be entitled to vote upon such matters as may be provided by law.

	Raven	VaxGen

Limitation of Personal Liability of Directors	Raven’s certificate of incorporation provides that to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a Raven director shall not be personally liable to Raven or its stockholders for monetary damages for a breach of fiduciary duty as a director; and any repeal or modification of such limitation on liability by the stockholders of the Corporation shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.	VaxGen’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to VaxGen or its stockholders for monetary damages for breach of fiduciary duty as a director.
Indemnification of Officers and Directors	Raven’s certificate of incorporation provides that to the fullest extent permitted by applicable law, Raven is authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which the DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to Raven, its stockholders, and others. Any repeal or modification of such provision of indemnification shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of Raven with respect to any acts or omissions of such director, officer or agent occurring prior to such repeal or modification.	VaxGen’s certificate of incorporation provides that, to the fullest extent permitted by applicable law, VaxGen may provide indemnification of, and advancement of expenses to, its agents and any other persons to which Delaware law permits the provision of indemnification.
Certain Business Combination Restrictions	Under Delaware law, a corporation can elect not to be governed by §203 of the DGCL, which generally protects publicly traded Delaware corporation from hostile takeovers and from certain actions following such takeovers. Raven expressly elects not to be governed by §203 of the DGCL.	VaxGen’s certificate of incorporation does not provide for any election regarding §203 of the DGCL.

LOCK-UP AND AFFILIATE AGREEMENTS

The following stockholders of Raven and VaxGen have each entered into lock-up and affiliate agreements or lock-up agreements with VaxGen dated November 12, 2007: Carolyn Adler, Lucille Chang, Michael Kranda, George Schreiner, Stanford Stewart, Gordon Vehar, John Whelan, William Young, Bear Stearns Health Innoventures Employee Fund, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear Stearns Health Innoventures, L.P., BSHI Members, L.L.C., BX, L.P., BioMedical Sciences Investment Fund Pte Ltd, Grand Cathay Venture Capital Co., LTD, Grand Cathay Venture Capital III Co., LTD, Prudence Venture Investment Corp., CMEA Life Sciences Fund, L.P., CMEA Ventures Life Sciences 2000, Civil Law Partnership, CMEA Ventures Life Sciences 2000, L.P., Cogene Biotech Ventures, L.P., Jennifer Fonstad, H&Q Healthcare Investors, H&Q Life Sciences Investors, Integra Ventures III, L.P., Montgomery Raven Partnership, Pequot Healthcare Venture Fund, L.P., Pequot Offshore Private Equity Partners III, L.P., Pequot OHV Fund, L.P., Pequot Private Equity Fund III, L.P., Pequot Raven Con Note Grantor Trust, Ridgeback Capital Investments L.P., 2180 Associates Fund VII, L.P., U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P., USVP Entrepreneur Partners VII-B, L.P., Vulcan Capital Venture Capital I LLC, Vulcan Capital Venture Holdings Inc., Franklin M. Berger, Randall L-W. Caudill, Marc Gurwith, Myron M. Levine, James P. Panek, Matthew J. Pfeffer, Piers Whitehead.

In the lock-up and affiliate agreements and the lock-up agreements each stockholder agreed that for a period of 180 days from the effective time of the merger, such stockholder shall not:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of VaxGen stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of VaxGen stock.

Notwithstanding the foregoing, such stockholder may transfer shares of VaxGen stock to certain related parties, and only if each person to whom any shares are transferred agrees to be bound by the terms of the lock-up and affiliate agreement.

If during the last 17 days of the 180 day period, VaxGen issues an earnings release or material news or a material event relating to VaxGen occurs, or prior to the expiration of the 180 day period, VaxGen announces that it will release earnings results during the 16-day period beginning on the last day of the 180 day period, the restrictions imposed by the lock-up and affiliate agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

INFORMATION ABOUT VAXGEN’S BUSINESS

Overview

VaxGen is a biopharmaceutical company focused on the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease. We were incorporated in 1995 and formed to complete the development of an investigational recombinant protein vaccine intended to prevent infection by human immunodeficiency virus. In 2002, we broadened our product development portfolio to also include biodefense vaccines.

On August 6, 2004, we announced that we had received notification from Nasdaq that our stock would discontinue trading on Nasdaq effective August 9, 2004. This action followed our appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004, respectively. We became current again in our filing of reports with the SEC on October 4, 2007. Our common stock is currently quoted on the OTC Pink Sheets under the symbol VXGN.PK.

In September 2002, we were awarded a $20.9 million cost-plus contract, or 2002 Anthrax Contract, from the NIAID, to develop a new anthrax vaccine candidate and to create a feasibility plan for how we would manufacture an emergency stockpile of 25 million doses of the vaccine. On September 30, 2003, NIAID awarded us a second cost-plus contract, or 2003 Anthrax Contract, valued at $80.3 million for the advanced development of our anthrax vaccine candidate, collectively referred to as Anthrax Contracts.

In November 2004, we were awarded a contract for $877.5 million to provide 75 million doses of our recombinant anthrax vaccine, or rPA102, to the U.S. government Strategic National Stockpile, or SNS, for civilian defense, or SNS Contract. In November 2006, we received a clinical hold notification from the FDA that postponed the initiation of the second Phase 2 trial for rPA102. On December 19, 2006, the U.S. Department of Health and Human Services, or HHS, terminated for default the SNS Contract. HHS based the decision on its determination that we “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required us to initiate a clinical trial of the vaccine candidate by December 18, 2006. Following the HHS decision, we ceased actively developing rPA102, scaled back our biodefense activities and began pursuing strategic and other alternatives.

In December 2006, we announced the termination of the SNS Contract by HHS. As a result, we implemented a reduction in force, or RIF, in January 2007. The cash outflow of the January RIF was $2.8 million and $0.5 million during the three months ended March 31, 2007 and June 30, 2007, respectively, and $0.3 million thereafter. Beginning in April 2007, wage savings per month were $0.7 million and $0.2 million, respectively, for Research and Development, or R&D, and General and Administrative, or G&A. In addition, we did not renew an office space lease that expired at the end of May 2007. This lease, coupled with utilities and maintenance, reduced future expenses by $0.2 million per month.

In May 2007, we further reduced our workforce to decrease operating costs. The cash outflow of this RIF was $0.4 million during the three months ended June 30, 2007 and $0.2 million thereafter. This RIF mostly impacted R&D. Beginning in July 2007, additional wage savings were $0.1 million per month. The RIFs in January 2007 and May 2007 have reduced our cash disbursements by approximately $1.2 million to $1.4 million per month since June 30, 2007. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

In June 2007, we terminated by mutual consent our agreement with the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, to co-develop a next-generation, attenuated smallpox vaccine, LC16m8, for use in the United States and elsewhere. Under the terms of the termination agreement, we transferred to Kaketsuken or its designee all reports, data and materials and all intellectual property rights that relate to conducting non-clinical and clinical development of LC16m8 in the U.S. In return, Kaketsuken has released us from all ongoing obligations.

In September 2007, we further reduced our workforce to decrease operating costs. Restructuring costs included employee termination and benefit costs. Estimated costs of the restructuring are $1.1 million. The cash outflow of this RIF was $0.3 million during the three months ended September 30, 2007 and is expected to be $0.6 million and $0.2 million during the three months ended December 31, 2007 and thereafter, respectively. Beginning in October 2007, additional expected wage savings are $0.3 million per month. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

On October 11, 2007, we amended our lease agreement, dated October 26, 1998, or Lease Amendment. The Lease Amendment calls for us to relinquish occupancy of one of our two buildings subject to the lease, effective March 1, 2008. The Lease Amendment will reduce our lease obligations by $12 million over the remaining lease term, which runs through December 31, 2016. We paid a surrender fee to the landlord of $0.1 million. Under the Lease Amendment, the amount of the $2.35 million letter of credit we delivered in favor of the landlord will be reduced by $0.95 million, with further reductions over the remaining term of the lease upon our achievement of financial benchmarks.

Celltrion

Celltrion, Inc., or Celltrion, is a development stage biologics manufacturing company incorporated on February 26, 2002. Since that date, its principal activities have consisted of design and construction of a manufacturing facility in Incheon, Republic of Korea, and partially funding the construction of our U.S. biopharmaceutical manufacturing facility, as well as raising capital and recruiting scientific and management personnel.

Prior to implementing the consolidation provisions within FIN 46R, we had reflected our investment in Celltrion in our consolidated financial statements using the equity method. All comparative financial data included in this report for periods prior to January 1, 2004 reflects our accounting for Celltrion as an equity method investee and include the accounts of Celltrion from January 1, 2004 through June 30, 2005. In September 2005, we entered into agreements to sell 1.2 million of our shares in Celltrion to a group of Korean investors and raise $15.1 million in gross proceeds. Nexol purchased 250,000 of these shares. Subsequent to this transaction, Nexol and its affiliates, collectively, became the largest stockholder of Celltrion. Upon this reconsideration event, we were no longer the primary beneficiary of Celltrion and, in accordance with FIN 46R, Celltrion was deconsolidated from our consolidated financial statements; therefore, effective July 1, 2005, our investment in Celltrion was again accounted for under the equity method. For the six months ended June 30, 2006, our investment in Celltrion was accounted for under the equity method.

During June and December 2006, we received aggregate gross proceeds of $130.3 million from the sale of substantially all of our Celltrion common stock to Nexol and affiliates of Nexol. As a result, we were no longer entitled to hold two seats on Celltrion’s Board of Directors or appoint a Representative Director. Accordingly, we no longer had the ability to exercise significant influence over operating and financial policies of Celltrion, and beginning July 1, 2006, we accounted for our investment in Celltrion under the cost method. In September 2006, the joint venture agreement between us and the Korean Investors was terminated and the Korean Investors entered into a Celltrion shareholders’ agreement. In November 2006, Celltrion’s stockholders approved the appointment of their non-VaxGen Co-CEO as the sole CEO of Celltrion. At December 31, 2006 and September 30, 2007, we held a nominal ownership interest in Celltrion.

Subsequent Event

On November 12, 2007, we entered into the Merger Agreement to merge with Raven biotechnologies, inc., or Raven. In connection with the Merger Agreement, Raven will be allowed to borrow for operating purposes up to $6.0 million from us prior to the closing of the merger or termination of the Merger Agreement. Both companies separately expect to undertake restructuring efforts in the fourth quarter of 2007 to conserve cash resources. The combined company will be based in Raven’s offices in South San Francisco, CA.

Employees

As of December 31, 2006, we had 216 employees: Nineteen were clinical staff, 42 were research and development staff, 62 were management or administrative staff, 53 were regulatory and quality services staff and 40 were manufacturing staff. In January 2007, we implemented a restructuring resulting in the reduction of our workforce by approximately 51%. In May 2007, we announced the discontinuation of any further development activities with respect to rPA102 and a corporate restructuring plan that included a reduction in our workforce to fewer than 70 employees. In September 2007, we further reduced our workforce to fewer than 30 employees. Competition among biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may experience further reductions in force due to voluntary employee resignations and a diminished ability to recruit new employees. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are good. See “Subsequent Event” above.

Other Information

We were incorporated in Delaware in November 1995. Our principal executive offices are located at 349 Oyster Point Boulevard, South San Francisco, California 94080, and our telephone number is (650) 624-1000. Our website is http://www.vaxgen.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available, free of charge, on our Internet website as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

Our code of ethics for the Chief Executive Officer and Chief Financial Officer of the Company is available, free of charge, on our web site, www.vaxgen.com, or by written request to VaxGen’s Corporate Secretary,

349 Oyster Point Boulevard, South San Francisco, California 94080. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Our website address is included in this document as an inactive textual reference only and the information contained on our website is not incorporated into this report.

Properties

Our executive offices are located in South San Francisco, California, in two buildings in which we lease approximately 105,000 square feet of space. This space is used for offices, manufacturing, quality assurance, quality control, research and development and other functions. On October 11, 2007, we amended our lease agreement to relinquish occupancy of one of the two buildings subject to the lease, effective March 1, 2008. The amendment will reduce our space by approximately one-third. Our amended South San Francisco lease terminates in December 2016; however, we have options to renew it for two additional five-year periods.

On November 12, 2007, we entered into an agreement to merge with Raven. The combined company will be based in Raven’s offices in South San Francisco, CA. We are evaluating future potential uses of our space.

Legal Proceedings

None.

SUPPLEMENTARY FINANCIAL DATA OF VAXGEN

(UNAUDITED)
(In thousands, except per share data)

The following tables present selected quarterly financial data:

	Year Ended December 31, 2007
	First	Second	Third
	Quarter	Quarter	Quarter

Revenues	$4,184	$198	$416
Total operating expenses	(17,383)	(10,198)	(10,620)
Other income (expense), net	3,460	1,879	350
Net loss	(9,739)	(8,121)	(9,854)
Net loss per share:
Basic	$(0.29)	$(0.25)	$(0.30)
Diluted	$(0.29)	$(0.25)	$(0.30)
Weighted average shares used in computing per share calculations:
Basic	33,107	33,107	33,107
Diluted	33,107	33,107	33,107

	Year Ended December 31, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share data)

Revenues	$6,304	$4,607	$2,356	$1,569
Total operating expenses	(20,822)	(21,534)	(17,654)	(16,674)
Other income (expense), net	(2,316)	60,648	173	42,145
Income taxes	—	—	—	(1,210)
Net income (loss)	(16,834)	43,721	(15,125)	25,830
Net income (loss) per share:
Basic	$(0.53)	$1.32	$(0.46)	$0.78
Diluted	$(0.53)	$1.32	$(0.46)	$0.78
Weighted average shares used in computing per share calculations:
Basic	31,551	33,107	33,107	33,107
Diluted	31,551	33,199	33,107	33,107

	Year Ended December 31, 2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share data)

Revenues	$7,646	$9,981	$6,375	$5,937
Total operating expenses	(22,629)	(26,989)	(23,426)	(24,091)
Other income (expense), net	(74)	(749)	11,357	(3,405)
Net loss	(13,374)	(15,331)	(5,694)	(21,559)
Net loss per share — basic and diluted	$(0.45)	$(0.52)	$(0.19)	$(0.73)
Weighted average shares used in computing basic and diluted loss per share	29,578	29,607	29,607	29,607

In December 2006, VaxGen received gross proceeds of $51.3 million from the sale of substantially all of its Celltrion common stock to Nexol and affiliates of Nexol. The Company’s basis in the shares sold in December 2006 was $7.2 million. The Company incurred $2.4 million in fees and related expenses associated with the sale, resulting in a net gain on the sale of investment in affiliate of $42.8 million.

In June 2006, VaxGen received gross proceeds of $79.0 million from the sale of 3.6 million shares of its Celltrion common stock to Nexol and its affiliates. The Company’s basis in the 3.6 million shares sold in June 2006 was $11.8 million. VaxGen recognized $4.9 million of expenses associated with this sale, resulting in a net gain on the sale of investment in affiliate of $61.2 million.

In September 2005, VaxGen entered into an agreement to raise $15.1 million in gross proceeds through the sale of 1.2 million of its shares in Celltrion to a group of Korean investors. The Company incurred $3.9 million in fees and related expenses associated with the sale, resulting in a net gain on the sale of investment in affiliate of $11.2 million.

In 2004, VaxGen adopted the provisions of FIN 46R and determined that Celltrion was a VIE and that VaxGen was Celltrion’s primary beneficiary. Accordingly, in accordance with FIN 46R, the consolidated financial statements through the second quarter of the year ended December 31, 2005 include the results of Celltrion as a VIE. Effective July 1, 2005, VaxGen was no longer the primary beneficiary of Celltrion and, in accordance with FIN 46R, Celltrion was deconsolidated from VaxGen. The Company accounted for its investment in Celltrion under the equity method for the twelve months ended June 30, 2006 and under the cost method for the six months ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR VAXGEN

Special Note Regarding Forward-Looking Statements

This discussion and analysis should be read in conjunction with VaxGen’s audited financial statements for the year ended December 31, 2006 and related notes, and our unaudited condensed consolidated financial statements and related notes thereto appearing as exhibits to this prospectus/proxy. You should carefully consider the risk factors described herein when evaluating an investment in our common stock. This prospectus/proxy includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any statements of the plans and objectives of management for future operations, any statements regarding future operations, any statements concerning proposed new products or services, any statements regarding pending or future mergers or acquisitions, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “potential” or “continue” or the negative thereof or other comparable terminology.

There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, the risk factors set forth in this prospectus/proxy. Factors that could cause or contribute to such differences include, but are not limited to, our limited cash resources, our ability to finance our research, our significant corporate and SEC related expenses and limited revenue to offset these expenses, availability of appropriate prospective acquisitions or investment opportunities, litigation and the risks discussed in our other SEC filings. All forward-looking statements and reasons why results may differ included in this prospectus/proxy are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ. When used in the report, unless otherwise indicated, “we,” “our” and “us” refers to VaxGen.

Overview

We are a biopharmaceutical company focused on the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease. We were incorporated in 1995 and formed to complete the development of an investigational recombinant protein vaccine intended to prevent infection by human immunodeficiency virus. In 2002, we broadened our product development portfolio to also include biodefense vaccines.

On August 6, 2004, we announced that we had received notification from Nasdaq that our stock would discontinue trading on Nasdaq effective August 9, 2004. This action followed our appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004, respectively. We became current again in our filing of reports with the SEC on October 4, 2007. Our common stock is currently quoted on the OTC Pink Sheets under the symbol VXGN.PK.

In September 2002, we were awarded a $20.9 million cost-plus contract, or 2002 Anthrax Contract, from the NIAID, to develop a new anthrax vaccine candidate and to create a feasibility plan for how we would manufacture an emergency stockpile of 25 million doses of the vaccine. On September 30, 2003, NIAID awarded us a second cost-plus contract, or 2003 Anthrax Contract, valued at $80.3 million for the advanced development of our anthrax vaccine candidate, collectively referred to as Anthrax Contracts.

In November 2004, we were awarded a contract for $877.5 million to provide 75 million doses of our recombinant anthrax vaccine, or rPA102, to the U.S. government Strategic National Stockpile, or SNS, for civilian defense, or SNS Contract. In November 2006, we received a clinical hold notification from the FDA that postponed the initiation of the second Phase 2 trial for rPA102. On December 19, 2006, the U.S. Department of Health and Human Services, or HHS, terminated for default the SNS Contract. HHS based the decision on its determination that we “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required us to initiate a clinical trial of the vaccine candidate by December 18, 2006. Following the HHS decision, we ceased actively developing rPA102, scaled back our biodefense activities and are actively pursuing strategic and other alternatives.

In December 2006, we announced the termination of the SNS Contract by HHS. As a result, we implemented a reduction in force, or RIF, in January 2007. The cash outflow of the January RIF was $2.8 million and $0.5 million during the three months ended March 31, 2007 and June 30, 2007, respectively, and $0.3 million thereafter. Beginning in April 2007, wage savings per month were $0.7 million and $0.2 million, respectively, for Research and Development, or R&D, and General and Administrative, or G&A. In addition, we did not renew an office space lease that expired at the end of May 2007. This lease, coupled with utilities and maintenance, reduced future expenses by $0.2 million per month.

In May 2007, we further reduced our workforce to decrease operating costs. The cash outflow of this RIF was $0.4 million during the three months ended June 30, 2007 and $0.2 million thereafter. This RIF mostly impacted R&D. Beginning in July 2007, additional wage savings were $0.1 million per month. The RIFs in January 2007 and May 2007 have reduced our cash disbursements by approximately $1.2 million to $1.4 million per month since June 30, 2007. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

In June 2007, we terminated by mutual consent our agreement with the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, to co-develop a next-generation, attenuated smallpox vaccine, LC16m8, for use in the United States and elsewhere. Under the terms of the termination agreement, we transferred to Kaketsuken or its designee all reports, data and materials and all intellectual property rights that relate to conducting non-clinical and clinical development of LC16m8 in the U.S. In return, Kaketsuken has released us from all ongoing obligations.

In September 2007, we further reduced our workforce to decrease operating costs. Restructuring costs included employee termination and benefit costs. Estimated costs of the restructuring are $1.1 million. The cash outflow of this RIF was $0.3 million during the three months ended September 30, 2007 and is expected to be $0.6 million and $0.2 million during the three months ended December 31, 2007 and thereafter, respectively. Beginning in October 2007, additional expected wage savings are $0.3 million per month. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

On October 11, 2007, we amended our lease agreement, dated October 26, 1998, or Lease Amendment. The Lease Amendment calls for us to relinquish occupancy of one of our two buildings subject to the lease, effective March 1, 2008. The Lease Amendment will reduce our lease obligations by $12 million over the remaining lease term, which runs through December 31, 2016. We paid a surrender fee to the landlord of $0.1 million. Under the Lease Amendment, the amount of the $2.35 million letter of credit we delivered in favor of the landlord was reduced by $0.95 million, with further reductions over the remaining term of the lease upon our achievement of financial benchmarks.

Celltrion

Celltrion is a development stage biologics manufacturing company incorporated on February 26, 2002. Since that date, its principal activities have consisted of design and construction of a manufacturing facility in Incheon, Republic of Korea, and partially funding the construction of our U.S. biopharmaceutical manufacturing facility, as well as raising capital and recruiting scientific and management personnel.

Prior to implementing the consolidation provisions within FIN 46R, we had reflected our investment in Celltrion in our consolidated financial statements using the equity method. All comparative financial data included in this report for periods prior to January 1, 2004 reflects our accounting for Celltrion as an equity method investee and include the accounts of Celltrion from January 1, 2004 through June 30, 2005. In September 2005, we entered into agreements to sell 1.2 million of our shares in Celltrion to a group of Korean investors and raise $15.1 million in gross proceeds. Nexol purchased 250,000 of these shares. Subsequent to this transaction, Nexol and its affiliates, collectively, became the largest stockholder of Celltrion. Upon this reconsideration event, we were no longer the primary beneficiary of Celltrion and, in accordance with FIN 46R, Celltrion was deconsolidated from our consolidated financial statements; therefore, effective July 1, 2005, our investment in Celltrion was again accounted for under the equity method. For the six months ended June 30, 2006, our investment in Celltrion was accounted for under the equity method.

During June and December 2006, we received aggregate gross proceeds of $130.3 million from the sale of substantially all of our Celltrion common stock to Nexol and affiliates of Nexol. As a result, we were no longer entitled to hold two seats on Celltrion’s Board of Directors or appoint a Representative Director. Accordingly, we no longer had the ability to exercise significant influence over operating and financial policies of Celltrion, and beginning July 1, 2006, we accounted for our investment in Celltrion under the cost method. In September 2006, the joint venture agreement between us and the Korean Investors was terminated and the Korean Investors entered into a Celltrion shareholders’ agreement. In November 2006, Celltrion’s stockholders approved the appointment of their non-VaxGen Co-CEO as the sole CEO of Celltrion. At December 31, 2006 and September 30, 2007, we held a nominal ownership interest in Celltrion.

Significant Debt Transactions

Convertible Senior Subordinated Notes

In April 2005, we raised aggregate net proceeds of $29.7 million through a private placement of $31.5 million of Notes, due April 1, 2010. The Notes have the following terms:

•	semi-annual payments of interest in cash at a rate of 5 1/2%, due April 1 and October 1;

•	convert, at the option of the holder, into our common stock at an initial conversion price of $14.76 per share subject to adjustment;

•	provisionally redeemable at our option for a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, plus an interest make-whole payment, under certain circumstances, including among others, that the closing price of our common stock has exceeded $22.14 per share, subject to adjustment, for at least 20 trading days within a period of 30 consecutive trading days;

•	constitute our senior subordinated obligations; and

•	if a change in control occurs, as defined in the indenture, on or prior to the stated maturity of the Notes, in certain circumstances the holders of the Notes may require us to repurchase the Notes and pay a make-whole premium to the holders of the Notes. If the stock price on the effective date of redemption is less than $12.30 per share, no make-whole premium will be paid. If the holders request such a repurchase, we or our successor entity, may choose to pay in cash, common stock or a combination of cash and common stock. This feature constitutes a put-option derivative liability.

Significant Equity Transaction

In February 2006, we raised net proceeds of $25.2 million through a private placement of 3.5 million shares of common stock at $7.70 per share to a group of accredited institutional investors. We also issued to the investors five-year warrants initially exercisable to purchase 699,996 shares of common stock at an exercise price of $9.24 per share. Because we did not file all of our delinquent periodic reports with the SEC by January 31, 2007, the warrants became exercisable for an additional 699,988 shares of common stock, at a price of $9.24 per share.

Critical Accounting Policies And Estimates

Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements filed as an exhibit to this report. Our discussion and analysis of our operating results and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances; we review our estimates on an ongoing basis. While we believe our estimates, judgments and assumptions are reasonable, the inherent nature of estimates is that actual results will likely be different from the estimates made. We believe that our critical accounting estimates have the following attributes: (1) we are required to make judgments and assumptions about matters that are uncertain at the time of the estimate; (2) our use of reasonably different assumptions would change our estimates and (3) changes in estimates could have a material effect on our financial condition or results of operations. Our estimates, particularly estimates of the fair value of the embedded derivatives associated with our Notes have changed significantly from period to period and we expect that such estimates will continue to fluctuate in future periods. Application of the following critical accounting policies and estimates requires us to exercise judgments that affect our financial statements.

Revenue Recognition

Substantially all of our revenues to date relate to cost-plus-fixed-fee contractual arrangements with agencies of the U.S. government. Revenue is recognized as work is performed, based on allowable actual costs incurred. We generally issue invoices on a monthly basis. Under cost-plus-fixed-fee contracts, we are reimbursed for allowable costs and receive a fixed fee, which is negotiated and specified in the contract. Revenues for the fixed fee portion are recognized when milestones are achieved and accepted by the customer. Contract costs include direct and indirect research and development costs and allowable indirect general and administrative expenses.

Our U.S. government contracts and subcontracts are subject to annual audit, various profit and cost controls and standard provisions for termination at the convenience of the U.S. government. The U.S. government does not adhere to any firm schedule with respect to its conduct of these audits. Such audits include both an audit of our indirect contract costs on a fiscal year basis, as well as an audit of the direct contract costs relating to each individual contract. In April 2007, our direct and indirect contract costs were settled with the U.S. government and NIAID agreed to pay us $11.0 million.

We are subject to various statutes and regulations governing government contracts. These statutes and regulations carry substantial penalty provisions, including suspension or debarment from government contracting or subcontracting for a period of time, if we are found to have violated any of these regulations. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

Valuation of Derivative Instruments

We value certain embedded features issued in connection with the financing of our Notes in 2005 as derivative liabilities. We estimate the fair value of our derivative liabilities each quarter using the Monte Carlo Simulation methodology. This methodology allows flexibility in incorporating various assumptions such as probabilities of certain triggering events. The valuations are based on the information available as of the various valuation dates. Factors affecting the amount of these liabilities include the market value of our common stock, the estimated volatility of our common stock, our market capitalization, the risk-free interest rate and other assumptions such as the probability of a change in control event. Changes in value are recorded as non-cash valuation adjustments within other income (expense) in our consolidated statements of operations. At September 30, 2007, we estimated the fair value of the derivative liabilities associated with the Notes to be $4.4 million.

Stock-based Compensation Expense

Effective January 1, 2006, we adopted the fair value recognition provisions of FAS 123R, using the modified prospective transition method, and therefore have not restated prior periods’ results. Under this method we recognize compensation expense for all stock-based payments granted after January 1, 2006, and prior to but not yet vested as of January 1, 2006, in accordance with FAS 123R. Under the fair value recognition provisions of FAS 123R, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award. Prior to FAS 123R adoption, we accounted for stock-based payments under APB 25 and accordingly, recognized compensation expense for options that were granted at an exercise price below their deemed fair market value and for modifications to options.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the input of various highly-subjective assumptions, including the expected life of the stock-based payment awards, our stock price volatility and the expected forfeiture rate of our options. Management determined the expected stock price volatility assumption based upon the Company’s historical volatility. We believe this method of computing volatility is more reflective and a better indicator of the expected future volatility, than using an average of a comparable market index or of a comparable company in the same industry. The expected term of options granted was derived from the short-cut method described in SEC’s SAB No. 107. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 2 and 17 to the Consolidated Financial Statements filed as Annex F to this report for more information regarding stock-based compensation.

Effective January 1, 2007, we adopted FIN 48 and FIN 48-1; see Note 9 to the Consolidated Financial Statements filed as Annex E to this report. We have filed tax returns with positions that may be challenged by the tax authorities. These positions relate to, among others, deductibility of certain expenses, expenses included in our research and development tax credit computations, as well as other matters. Although the outcome of tax audits is uncertain, in management’s opinion, adequate provisions for income taxes have been made for potential liabilities resulting from such matters. We regularly assess the tax positions for such matters and include reserves for those differences in position. The reserves are utilized or reversed once the statute of limitations has expired and/or at the conclusion of the tax examination. We believe that the ultimate outcome of these matters will not have a material impact on our financial position, financial operations or liquidity.

Results Of Operations

Revenues

Comparison of Fiscal Quarters and Nine Months Ended September 30, 2007 and 2006

	Three Months Ended			Nine Months Ended
	September 30,		Percent	September 30,		Percent
	2007	2006	Change	2007	2006	Change
	(In thousands)			(In thousands)

Revenues	$416	$2,356	(82)%	$4,798	$13,269	(64)%

Revenues prior to March 31, 2007 were primarily from our Anthrax Contracts principally reflecting work performed for NIAID and the reimbursement of restructuring costs incurred as a result of the termination of the Anthrax Contracts in December 2006. In 2007, NIAID-related activities decreased from the comparable period in the prior year as our work on the Anthrax contract ended in December 2006 and revenue for the three months ended March 31, 2007 was primarily related to the government’s reimbursement of our January 2007 restructuring costs incurred as a result of the termination of the contracts. Services revenues were also earned as part of a consulting services agreement with Celltrion to provide technical assistance related to the design, engineering and construction of Celltrion’s manufacturing facility. VaxGen recognized $0.2 million and $0.3 million of revenue from Celltrion during the three months ended September 30, 2007 and 2006, respectively; and $0.7 million and $1.3 million of revenue from Celltrion during the nine months ended September 30, 2007 and 2006, respectively. The amounts earned vary with the level of services required. VaxGen also recognized $0.2 million of revenue from the sale of miscellaneous manufacturing by-products during the three months ended September 30, 2007.

Revenues earned in one period are not indicative of revenues to be earned in future periods. Following the HHS decision, we ceased actively developing our anthrax vaccine, scaled back our biodefense activities and are actively pursuing strategic and other alternatives; therefore, we expect revenues for the three months ending December 31, 2007 to primarily include revenues from Celltrion, which are not expected to be significant.

Comparison of Years Ended December 31, 2006, 2005 and 2004

	Year Ended December 31,			Annual Percent Change
	2006	2005	2004	2006/2005	2005/2004
	(In thousands)

Research contracts and grants	$13,205	$29,073	$31,395	(55)%	(7)%
Related party services	1,631	866	—	88%	*

Total revenues	$14,836	$29,939	$31,395	(50)%	(5)%

*	Calculation not meaningful

Revenue was primarily driven by expensed activity reimbursed by the U.S. government. Research contracts and grants revenue in 2006, 2005 and 2004 were from our Anthrax Contracts principally reflecting work performed under our NIAID Contracts. These revenues decreased primarily as a result of the timing of NIAID-related activities, which were decreasing throughout 2006 as our activities transitioned from the cost-plus Anthrax Contracts to the SNS Contract.

Related party services revenues in 2006 and for the last six months of 2005 were earned as part of a consulting services agreement with Celltrion to provide technical assistance related to the design, engineering and construction of Celltrion’s manufacturing facility. The amounts earned vary with the level of services required. Related party services revenues for the first six months of 2005 and for 2004 were eliminated due to the consolidation of Celltrion. Celltrion did not earn any revenues during the period of consolidation of their results with those of the Company from January 1, 2004 to June 30, 2005.

Research and development expenses

Comparison of Fiscal Quarters and Nine Months Ended September 30, 2007 and 2006

	Three Months Ended			Nine Months Ended
	September 30,		Percent	September 30,		Percent
	2007	2006	Change	2007	2006	Change
	(In thousands)			(In thousands)

Research and development expenses	$4,125	$11,158	(63)%	$16,050	$39,128	(59)%

Research expenses, which are currently general facility maintenance in nature, include the costs of internal personnel, outside contractors, allocated overhead and laboratory supplies. The decrease in research and development expenses in the three months ended September 30, 2007 over the comparable period in 2006 was primarily due to:

•	Facilities and other overhead costs, including allocations from general and administrative expense, which decreased by $4.6 million due to changes in the relative headcounts by department and reduced spending;

•	Outside consultant expenses, which decreased by $1.4 million primarily due to reduced activities related to our Anthrax Contracts; and

•	Labor and benefits, which decreased by $1.0 million primarily associated with the reductions in force in January and May 2007 as a result of overall reductions in activities related to our Anthrax Contracts.

The decrease in research and development expenses in the nine months ended September 30, 2007 over the comparable period in 2006 was primarily due to:

•	Labor and benefits, which decreased by $8.6 million primarily associated with the reductions in force in January and May 2007 as a result of overall reductions in activities related to our Anthrax Contracts;

•	Facilities and other overhead costs, including allocations from general and administrative expense, which decreased by $8.4 million due to changes in the relative headcounts by department and reduced spending; and

•	Outside consultant expenses, which decreased by $6.1 million primarily due to reduced activities related to our Anthrax Contracts.

We expect quarterly research and development expenses to decrease during the three months ending December 31, 2007 because following the HHS decision we ceased actively developing our anthrax vaccine, scaled back our biodefense activities and are actively pursuing strategic and other alternatives.

Comparison of Years Ended December 31, 2006, 2005 and 2004

	Year Ended December 31,			Annual Percent Change
	2006	2005	2004	2006/2005	2005/2004
		(In thousands)

Research and development expenses	$49,001	$64,230	$42,652	(24)%	51%

Research expenses include costs associated with research and testing of our product candidates prior to reaching the development stage and include the costs of internal personnel, outside contractors, allocated overhead and laboratory supplies. Product development expenses include costs of preclinical development and conducting clinical trials, costs of internal personnel, drug supply costs, research fees charged by outside contractors, allocated overhead and co-development costs. Since inception, our research and development activities have been concentrated upon the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease.

The decrease of $15.2 million in research and development expenses in 2006 compared to 2005 was primarily due to:

•	Costs for materials and supplies, which decreased by $8.7 million primarily associated with reduced activities related to our Anthrax Contracts;

•	Stock-based compensation charges, which decreased by $3.7 million. In 2006, we adopted FAS 123R and recorded $1.5 million due to the vesting of stock options and $0.4 million in connection with the modification of stock options. In 2005, we recorded $2.7 million in connection with the modification of offering periods of our Employee Stock Purchase Plan, or ESPP, $2.5 million for ESPP bonuses paid as a result of the 2005 termination of the ESPP, or ESPP Bonus, and $0.4 million of other stock-based compensation;

•	Consultant and outside labor costs, which decreased by $2.6 million due to reduced operations;

•	Celltrion’s research and development expenses, which decreased by $1.6 million because effective July 1, 2005 Celltrion’s operating expenses were not included in our consolidated results;

•	Facilities overhead costs, which decreased by $1.3 million due to reduced operations;

•	Labor and related expenses, which decreased by $0.9 million primarily due to decreased headcount; and

•	Partially offset by allocated overhead costs, which increased by $3.6 million primarily due to our amended lease in April 2005 to secure space to support the production of our recombinant anthrax vaccine candidate as well as other programs.

The increase of $21.6 million in research and development expenses in 2005 compared to 2004 was primarily due to:

•	Stock compensation charges, which increased by $5.2 million consisting of $2.7 million in connection with the 2005 modification of offering periods of our ESPP and $2.5 million for ESPP Bonuses;

•	Consultant costs and related expenses associated with increased headcount which together increased by $2.9 million;

•	Other development costs, which increased by $2.7 million due to expanded operations;

•	Facilities overhead costs, which increased by $2.7 million due to expanded operations;

•	Costs for materials and supplies, which increased by $2.4 million primarily associated with increased activities related to our Anthrax Contracts;

•	Labor costs, which increased by $2.3 million primarily due to the expansion of our facility;

•	Clinical fees and labor costs associated with our smallpox program including consultant fees, which increased by $2.3 million because of increased activity in the smallpox program;

•	Billable infrastructure and security-related upgrades to our facility required under the SNS Contract of $0.7 million; and

•	Other costs associated with smaller earlier stage programs, which increased by $0.4 million.

The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of product candidate early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of future clinical stages of our product candidates. Development timelines, probability of success and development costs vary widely. We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to each product candidate’s commercial potential.

The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of product candidate early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. Development timelines, probability of success and development costs vary widely. While we are currently not actively developing any product candidates, we anticipate that we will make determinations as to which new programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of future product candidates.

General and administrative expenses

Comparison of Fiscal Quarters and Nine Months Ended September 30, 2007 and 2006

	Three Months Ended			Nine Months Ended
	September 30,		Percent	September 30,		Percent
	2007	2006	Change	2007	2006	Change
	(In thousands)			(In thousands)

General and administrative expenses	$5,403	$6,496	(17)%	$16,778	$20,882	(20)%

General and administrative expenses consist primarily of compensation costs, occupancy costs including depreciation expense, fees for accounting, legal and other professional services and other general corporate expenses.

The decrease in general and administrative expenses in the three months ended September 30, 2007 over the comparable period of 2006 was primarily due to:

•	Labor and benefits, which decreased by $1.3 million primarily associated with the reductions in force in January and May 2007;

•	Professional fees, which increased by $0.6 million due to audit and legal fees and expenses associated with our efforts to comply with various reporting and regulatory requirements including the Sarbanes-Oxley Act of 2002; and

•	Outside consultant expenses, which decreased by $0.6 million primarily due to reduced activities associated with the reaudit of our prior year financial statements.

The decrease in general and administrative expenses in the nine months ended September 30, 2007 over the comparable period of 2006 was primarily due to:

•	Labor and benefits, which decreased by $4.0 million primarily associated with the reductions in force in January and May 2007;

•	Outside consultant expenses, which decreased by $1.8 million primarily due to reduced activities associated with the reaudit of our prior year financial statements;

•	Professional fees, which increased by $0.9 million due to audit and legal fees and expenses associated with our efforts to comply with various reporting and regulatory requirements including the Sarbanes-Oxley Act of 2002; and

•	Facilities and other overhead costs, net of allocations to research and development expense, which increased by $0.8 million due to changes in the relative headcounts by department.

We expect quarterly general and administrative expenses to decrease during the three months ending December 31, 2007 because following the HHS decision we scaled back activities and are actively pursuing strategic and other alternatives.

Comparison of Years Ended December 31, 2006, 2005 and 2004

	Year Ended December 31,			Annual Percent Change
	2006	2005	2004	2006/2005	2005/2004
	(In thousands)

General and administrative expenses	$27,683	$32,905	$21,803	(16)%	51%

The decrease of $5.2 million in general and administrative expenses in 2006 compared to 2005 was primarily due to:

•	Celltrion’s general and administrative expenses, which decreased by $3.9 million because effective July 1, 2005 Celltrion’s operating expenses were not included in our consolidated results;

•	Allocations to research and development expense for facilities and other overhead costs, which increased $3.6 million (which decreased general and administrative expenses);

•	Stock-based compensation charges, which decreased by $1.9 million. In 2006, we adopted FAS 123R and recorded $0.9 million due to vesting of stock options and $0.1 million in connection with the modification of stock options. In 2005, we recorded $0.8 million in connection with the modification of offering periods of our ESPP; $1.1 million for charges for acceleration of option vesting pursuant to separation agreements; $0.6 million for extensions of option exercise periods for terminated employees; and $0.4 million of other stock-based compensation;

•	Supplies and other expenses, which decreased by $1.0 million as we reduced operations;

•	Rent and utilities, which increased by $1.1 million primarily due to our amended lease in April 2005 to secure space to support the production of our recombinant anthrax vaccine candidate as well as other programs;

•	Depreciation, which increased by $1.5 million primarily due to the installation of our new enterprise resource planning system; and

•	Reimbursements to Celltrion for their costs for U.S. GAAP audits and reviews performed on our behalf, which increased by $2.6 million.

The increase of $11.1 million in general and administrative expenses in 2005 compared to 2004 was primarily due to:

•	Personnel costs, which increased by $5.8 million primarily due to increased headcount to support our expanding operations primarily due to:

•	Salary and related benefits, which increased by $2.3 million as we expanded our administrative capabilities in support of the newly awarded SNS Contract;

•	Charges for acceleration of option vesting for terminated executives, which increased by $1.1 million;

•	Charges in connection with the 2005 modification of offering periods under our ESPP, which were $0.8 million;

•	Charges for ESPP Bonuses, which were $0.7 million;

•	Charges in 2005 to extend option exercise periods for previously terminated executives due to our delisting status were $0.6 million; and

•	Charges for 401(k) employer matching contributions, which increased by $0.3 million.

•	Overhead expenses included in general and administrative expenses, which increased by $1.9 million in 2005 compared to 2004 primarily due to:

•	Rent and security expenses, which increased by $2.3 million due to our amended lease in April 2005 to secure space to support the production of rPA102 as well as other programs;

•	Computer and office equipment purchases or leases as well as maintenance costs, which increased by $1.2 million in support of our increased headcount;

•	General operating expenses necessary to support our expanded infrastructure, which increased by $1.1 million; and

•	Partially offset by allocations to research and development expense for facilities and other overhead costs, which increased by $2.7 million resulting from increased headcount.

•	Professional services, which increased by $3.2 million primarily reflecting higher fees for consulting, accounting and auditing services and other professional fees associated with the restatement of our prior years’ financial statements, new audits and other fees and expenses associated with our efforts to comply with various reporting and regulatory requirements including the Sarbanes-Oxley Act of 2002; slightly offset by a decrease of $0.5 million for the settlement of derivative lawsuits which we had provided for in 2004 that was not repeated in 2005; and

•	Celltrion’s general and administrative expenses in the years ended December 31, 2005 and 2004 were $3.9 million and $3.2 million, respectively; effective July 1, 2005, Celltrion’s operating expenses were not included in our consolidated results.

Restructuring expenses

Comparison of Fiscal Quarters and Nine Months Ended September 30, 2007 and 2006

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(In thousands)		(In thousands)

Restructuring	$1,092	$—	$5,374	$—

During January, May and September 2007, we reduced our workforce to reduce operating costs. Restructuring costs include $4.4 million for employee termination benefits and $1.0 million for costs associated with consolidation of our facilities in California.

There were no restructuring expenses incurred during the years ended December 31, 2006, 2005 or 2004.

Other income (expense)

Comparison of Fiscal Quarters and Nine Months Ended September 30, 2007 and 2006

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(In thousands)		(In thousands)

Interest expense	$(612)	$(613)	$(1,835)	$(1,857)
Interest income and other	1,163	981	3,682	1,432
Valuation adjustments	(201)	(195)	3,843	(1,658)
Equity in loss of affiliate	—	—	—	(5,290)
Gain on foreign currency transactions	—	—	—	4,678
Gain on sale of investment in affiliate	—	—	—	61,198

Other income, net	$350	$173	$5,690	$58,503

The decrease in other income for the three and nine months ended September 30, 2007 from the comparable period in 2006 was primarily due to:

•	Interest income and other increased due to greater overall cash, cash equivalent and investment balances primarily due to the sale of substantially all of our Celltrion common stock in June 2006 and December 2006, partially offset by our operating losses;

•	Expenses for mark-to-market adjustments related to the valuation of our outstanding derivatives on our 5 1/2% Convertible Senior Subordinated Notes, due April 1, 2010, or Notes, changed primarily due to changes in the likelihood of a change in control potentially triggering the redemption option related to the Notes;

•	For the three and six months ended June 30, 2006, we recognized our share of Celltrion’s losses under the equity method. We sold substantially all of our ownership interest in Celltrion during 2006 and accordingly, effective July 1, 2006, no longer account for it under the equity method;

•	Realized foreign currency gains in 2006 were primarily due to the collection of the June 2006 proceeds from the sale of Celltrion common stock; and

•	Gain on sale of investment in affiliate resulting from our June 2006 sale of 3.6 million of our Celltrion common stock for gross proceeds of $79.0 million, net of $11.8 million in basis, $4.9 million in expenses and the deferral of $1.1 million related to an option sold along with the shares.

We anticipate future investment income will be primarily driven by our future cash, cash equivalent and investment balances. Valuation adjustments will continue to be impacted by changes in our common stock price, our volatility and our expectations relative to a change in control. No changes in our debt levels are anticipated and therefore quarterly interest expense is expected to remain at the three months ended September 30, 2007 level throughout 2007. Valuation adjustments will continue to be impacted by changes in our common stock price, our volatility and our expectations relative to a change in control. As a result of the sale of our investment in Celltrion, we no longer anticipate having equity in loss of affiliate, gains on sale of investment or foreign currency gains.

Comparison of Years Ended December 31, 2006, 2005 and 2004

	Year Ended December 31,
	2006	2005	2004
		(In thousands)

Interest expense	$(2,470)	$(2,360)	$—

Interest income and other	2,239	967	807

Valuation adjustments:
Warrants	—	—	(7,373)
Embedded derivatives	(5,295)	(1,129)	(8,810)

Total valuation adjustments	(5,295)	(1,129)	(16,183)
Equity in loss of affiliate	(5,290)	(2,370)	—
Gain on foreign currency transactions	7,454	825	—
Gain on sale of investment in affiliate	104,012	11,196	—

Other income (expense)	$100,650	$7,129	$(15,376)

The increase of $93.5 million in other income in 2006 from 2005 was primarily due to:

•	Gain on sale of investment, which increased by $92.8 million. During 2006, we sold the remainder of our Celltrion common stock to Nexol and affiliates of Nexol for gross proceeds of $130.3 million whereas in 2005 we sold a smaller portion of our Celltrion holdings;

•	Realized foreign currency gains, which increased by $6.6 million and primarily related to the sale of our Celltrion shares;

•	Expenses for mark-to-market adjustments related to the valuation of our outstanding embedded derivatives on our Notes, which increased by $4.2 million primarily due to an increase in the likelihood of a change in control potentially triggering the put option of our Notes;

•	Equity in loss of affiliate, which were $5.3 million in 2006 compared to $2.4 million in 2005. From July 1, 2005 through June 30, 2006 we recognized our share of Celltrion’s losses under the equity method of accounting. These charges increased in 2006 due to an increase in Celltrion’s losses; and

•	Interest income and other, which increased by $1.3 million primarily due to the increase of cash flow from financing activities, primarily the sale of our Celltrion common stock, most of which occurred in June 2006.

The change from other expense of $15.4 million in 2004 to other income of $7.1 million in 2005 was primarily due to:

•	In September 2005, we sold 1.2 million of our Celltrion shares for $15.1 million in gross proceeds, which resulted in a gain of $11.2 million;

•	Mark-to-market adjustments related to the valuation of our outstanding derivatives, which decreased from $16.2 million in 2004 to $1.1 million in 2005 primarily because the 2004 underlying instruments were no longer outstanding as of December 31, 2004;

•	Interest expense, which increased by $2.4 million due to $1.8 million of interest on the $31.5 million of Notes we issued in April 2005 and $0.6 million of interest expense on Celltrion’s debt. Prior to 2005, Celltrion capitalized all of its interest paid on construction debt;

•	Our share of Celltrion’s losses, which were $2.4 million in 2005 compared to zero in 2004 as a result of the consolidation of Celltrion from January 1, 2004 through June 30, 2005; and

•	Realized foreign currency gains, which were primarily related to the sale of our Celltrion shares in September 2005.

Minority interest in loss of variable interest entity

Comparison of Years Ended December 31, 2006, 2005 and 2004

	Year Ended December 31,			Annual Percent Change
	2006	2005	2004	2006/2005	2005/2004
	(In thousands)

Minority interest in loss of variable interest entity	$—	$4,109	$2,742	(100)%	50%

Minority interest in loss of variable interest entity reflects the interests of other Celltrion stockholders in the net loss of Celltrion. As a result of the deconsolidation of Celltrion in July 2005, no minority interest amounts were recorded in 2006 or 2007 and no future charges are expected. Effective January 1, 2004, we included Celltrion in our consolidated results; and accordingly, other stockholders’ share of Celltrion’s losses is reflected as a minority interest. Effective July 1, 2005, we were no longer the primary beneficiary of Celltrion and, in accordance with FIN 46R, Celltrion was deconsolidated and no further minority interest charges were recorded. The increase while Celltrion was consolidated in 2005 over the prior year is the result of a $4.0 million increase in losses as a result of expanded operations by Celltrion and an increase in the average percentage ownership of the other stockholders to 67% in 2005 from 53% in 2004; partially offset by no minority interest charge for the six months ended December 31, 2005.

Income taxes

Comparison of Years Ended December 31, 2006, 2005 and 2004

	Year Ended December 31,			Annual Percent Change
	2006	2005	2004	2006/2005	2005/2004
	(In thousands)

Income taxes	$1,210	$—	$—	*	*

*	Calculation not meaningful.

For the year ended December 31, 2006, we provided for income tax expense of $0.9 million and $0.3 million for alternative minimum taxes for federal and California, respectively, resulting primarily from the December 2006 sale of our investment in Celltrion. We did not have income tax expenses for the years ended December 31, 2005 or 2004 or for the nine months ended September 30, 2007 or 2006 due to Company’s net operating loss carryforward positions.

As noted in Note 13, Segment Information, included in the notes to the Consolidated Financial Statements filed as Annex F of this report, we have only one segment.

Liquidity And Capital Resources

	2007	2006
	(In thousands)

As of September 30:
Cash, cash equivalents and investment securities	$77,320	$59,403
Working capital	70,054	57,625
Nine Months ended September 30:
Cash provided by (used in):
Operating activities	$(18,906)	$(57,572)
Investing activities	2,441	76,105
Financing activities	—	25,049

	2006	2005	2004
		(In thousands)

As of December 31:
Cash, cash equivalents and investment securities	$97,743	$17,026	$46,090
Working capital	89,761	1,638	23,681
Year Ended December 31:
Cash provided by (used in):
Operating activities	$(70,491)	$(46,054)	$(22,228)
Investing activities	113,780	(19,706)	(36,435)
Financing activities	25,226	49,622	65,329
Effect of exchange rate changes on cash and cash equivalents	—	—	811
Capital expenditures (included in investing activities above)	(2,395)	(37,004)	(42,770)

Our primary financing requirements as of September 30, 2007 are the funding of our reduced levels of facility maintenance and general administration because following the HHS decision we ceased actively developing rPA102, scaled back our biodefense activities and are actively pursuing strategic and other alternatives. Through December 31, 2006, we financed our operations primarily through sales of our common stock, the issuance of Series A Preferred Stock, the issuance of the Notes, sales of our Celltrion common stock as well as through revenues from research contracts and grants.

In April 2005, we raised aggregate net proceeds of $29.7 million through a private placement of $31.5 million of Notes due April 1, 2010. The Notes require us to make semi-annual payments of interest in cash at a rate of 5 1/2%, due April 1 and October 1. If a change in control occurs, as defined in the indenture, on or prior to the stated maturity of the Notes, the holders of the Notes may require under certain circumstances us to repurchase the Notes and pay a make-whole premium to the holders of the Notes. If the stock price on the effective date of redemption is less than $12.30 per share, no make-whole premium will be paid. If the holders request such a repurchase, we or our successor entity, may choose to pay in cash, common stock or a combination of cash and common stock.

During the year ended December 31, 2006, we received gross proceeds of $130.3 million from the sale of substantially all of our Celltrion common stock. The Company’s basis in the shares sold in 2006 was $19.0 million. The Company incurred $7.3 million in fees and related expenses associated with the sale of this stock, resulting in a gain of $104.0 million. At December 31, 2006 and September 30, 2007, we held a nominal ownership interest in Celltrion.

As a result of the termination of our SNS Contract, we implemented a RIF in January 2007. The cash outflow of the January RIF was $2.8 million and $0.5 million during the three months ended March 31, 2007 and June 30, 2007, respectively, and $0.3 million thereafter. Beginning in April 2007, wage savings per month were $0.7 million and $0.2 million, respectively, for R&D and G&A. In addition, we did not renew an office space lease that expired at the end of May 2007. This lease, coupled with utilities and maintenance, reduced future expenses by $0.2 million per month.

In May 2007, we reduced our workforce to further lower operating costs. The cash outflow of this RIF was $0.4 million during the three months ended June 30, 2007 and $0.2 million thereafter. This RIF mostly impacted R&D. Beginning in July 2007, additional wage savings were $0.1 million per month. The RIFs in January 2007 and May 2007 have reduced our cash disbursements by approximately $1.2 million to $1.4 million per month since June 30, 2007. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

In September 2007, we further reduced our workforce to decrease operating costs. Restructuring costs included employee termination and benefit costs. Estimated costs of the restructuring are $1.1 million. The cash outflow of this RIF was $0.3 million during the three months ended September 30, 2007 and is expected to be $0.6 million and $0.2 million during the three months ending December 31, 2007 and thereafter, respectively.

Beginning in October 2007, additional expected wage savings are $0.3 million per month. We do not expect these savings to be materially offset by any anticipated increases in other expenses.

Net cash used in operating activities of $18.9 million and $57.6 million for the nine months ended September 30, 2007 and 2006, respectively, was primarily attributable to our operating losses although the effect of non-cash items upon operating activities was significant in both periods and included:

•	During the nine months ended September 30, 2006, we recognized our share of Celltrion’s losses under the equity method. We sold substantially all of our ownership interest in Celltrion during 2006 and accordingly effective July 1, 2006 no longer account for it under the equity method;

•	Stock-based compensation expense of $1.9 million in 2007 and $2.4 million in 2006. Both periods primarily reflect charges from the fair value of stock options;

•	Valuation gain of $3.9 million in 2007 and valuation loss of $1.7 million in 2006, respectively, reflecting changes in the fair value of outstanding derivatives from the Notes.

The $61.2 million gain on the 2006 sale of 3.6 million shares of our investment in Celltrion was removed from operating activities and the net proceeds received are reflected in investing activities.

Cash used in operating activities was also affected by the following:

•	Prepaid expenses and other current assets, which decreased by $0.9 million in 2007 and increased by $1.3 million in 2006 primarily due to the timing of payments and the reduced level of operating activities;

•	Accounts payable, which decreased by $2.3 million in 2007 and by $5.8 million in 2006 primarily due to the timing of payments and the reduced level of operating activities;

•	Accrued and other current liabilities, which decreased by $0.5 million in 2007 and by $7.0 million in 2006 primarily due to the timing of payments and the reduced level of operating activities; and

•	Receivables, which decreased by $7.9 million in 2007 and increased by $5.5 million in 2006 primarily due to reduced revenues earned from the U.S. government and the timing of payments received.

Net cash used in operating activities of $70.5 million, $46.1 million and $22.2 million for the years ended December 31, 2006, 2005 and 2004, respectively, was primarily attributable to our operating losses. These losses were partially offset by the following significant non-cash items:

•	Gain on foreign currency transactions of $7.5 million and $0.8 million in 2006 and 2005, respectively, resulting from the declining value of the Korean Won from our 2002 investment in Celltrion through the date we sold our investment. We did not have any realized gains or losses on foreign currency transactions in 2004 primarily because we did not sell any of our Celltrion common stock that year;

•	Depreciation and amortization of $6.3 million, $4.7 million and $2.1 million in 2006, 2005 and 2004, respectively. The 2006 increase reflects the continued expansion of our California facilities. The 2005 increase primarily reflects the California facilities beginning operations during late 2004 and their expansion;

•	Changes in the fair value of outstanding derivatives were an expense of $5.3 million, $1.1 million and $15.4 million in 2006, 2005 and 2004, respectively, primarily due to the issuance of our Notes in 2005, our exchange of the Series A warrants in September 2004 for two new series of warrants and changes in the underlying assumptions in the valuations of the derivatives, including the probability of a change in control and the expected fair value of our common stock;

•	Equity in loss of affiliate of $5.3 million, $2.4 million and zero in 2006, 2005 and 2004, respectively, for our share of Celltrion’s net losses under the equity method of accounting from July 1, 2005 to June 30, 2006, which reflect the increased activities of Celltrion;

•	Minority interest in loss of variable interest entity of $4.1 million, for their share of Celltrion’s net losses for 2005, exceeded the $2.7 million recognized in 2004. No such charges were incurred in 2006 due to the deconsolidation of Celltrion effective July 1, 2005; and

•	Stock-based compensation of $2.9 million, $6.2 million and $1.9 million in 2006, 2005 and 2004, respectively. The charges in 2006 reflect the adoption of FAS 123R on January 1, 2006. The decrease in 2006 and the increase in 2005 also reflects the 2005 ESPP modification charges of $3.5 million.

The $104.0 million gain on the 2006 sale of substantially all of our investment in Celltrion was fully collected in 2006; however, the $11.2 million gain on the 2005 sale of some of our investment in Celltrion was not fully collected by December 31, 2005. These gains are removed from operating activities and the net proceeds received are reflected in investing activities.

Cash used in operating activities was also affected by the following in 2006 and 2005:

•	Accrued and other current liabilities, which decreased by $8.2 million in 2006, increased by $2.6 million in 2005 primarily due to reduced operating levels and a $4.3 million reduction in employment related accruals from the end of 2005 to the end of 2006 of which $3.5 million related to the ESPP Bonus;

•	Accounts payable, which decreased by $5.4 million in 2006, increased by $5.4 million in 2005 primarily due to the timing of payments near year end and the reduced level of operating activities at December 31, 2006;

•	Receivables, which increased by $4.4 million in 2006 and decreased by $1.3 million in 2005 primarily due to the timing of billings sent to the U.S. government; and

•	Other, which decreased by $1.4 million in 2006 and $2.4 million in 2005 primarily due to the reimbursement of leasehold improvements from our landlord, which were recorded as deferred rent.

Cash used in operating activities was also affected by the following in 2005 and 2004:

•	Accounts payable, which increased by $5.4 million in 2005 and $0.3 million in 2004 primarily due to the timing of payments near year end;

•	Other, which increased by $2.4 million in 2005 and decreased by $0.2 million in 2004 primarily due to the reimbursement of leasehold improvements in 2005 from our landlord, which were recorded as deferred rent; and

•	Receivables, which increased by $1.3 million in 2005 and increased $3.6 million in 2004 primarily due to the timing of payments received from the U.S. government.

In 2007, we restructured operations to significantly reduce operating cash flows.

Net cash provided by investing activities during the nine months ended September 30, 2006 consisted primarily of the $76.5 million in net proceeds from the 2006 sale of our Celltrion common stock net of activities relating to the purchase and sale of investment securities as well as capital expenditures. Capital expenditures in the nine months ended September 30, 2007 were minimal. During 2006, capital expenditures of $0.8 million were made in connection with the expansion of the research and development laboratories and leasehold improvements associated with the California manufacturing facility and office facilities. In addition, during the nine months ended September 30, 2006 we purchased $1.5 million of software related to the implementation of a new enterprise resource planning system. We expect minimal capital expenditures during the remainder of 2007 because the California manufacturing facilities are now substantially complete. Net cash provided by investing activities also includes net purchases and sales of securities. During the nine months ended September 30, 2007, we paid the final $2.4 million in fees due from the 2006 sale of substantially all of our remaining Celltrion common stock.

Net cash from investing activities in 2006 consisted primarily of the $127.8 million in net proceeds from the sale of our Celltrion common stock, net of activities relating to the purchase and sale of investment securities. Net cash used in investing activities in 2005 consisted primarily of activities relating to the purchase and sale of investment securities, $12.5 million in net proceeds from the sale of our Celltrion common stock as well as capital expenditures.

Capital expenditures by year included the following:

•	2006 primarily consisted of $2.4 million for software, equipment and leasehold improvements associated with our California facilities;

•	2005 primarily consisted of $22.5 million for construction in progress relating to Celltrion’s biomanufacturing facility in Incheon, Republic of Korea and $9.8 million for equipment and leasehold improvements associated with our California facilities. In addition, during 2005 we purchased $4.7 million of software and services related to the implementation of a new enterprise resource planning system; and

•	2004 primarily consisted of $37.5 million for construction in progress relating to Celltrion’s biomanufacturing facility in Incheon, Republic of Korea and $5.3 million for equipment and leasehold improvements associated with our California facilities.

As a result of the deconsolidation of Celltrion in July 2005, we no longer expect to record capital expenditures associated with the manufacturing facility and office facilities in the Republic of Korea. Other capital expenditures are not expected to be significant in 2007.

Net cash provided by our financing activities in the nine months ended September 30, 2006 was from our collection of net proceeds of $25.2 million through a private placement of 3.5 million shares of our common stock at $7.70 per share at a discount to the $9.20 per share closing price together with warrants to purchase up to 1.4 million shares of common stock at a price of $9.24 per share.

Net cash provided by our financing activities decreased to $25.2 million in the year ended December 31, 2006 from $49.6 million in the comparable period in 2005 and consisted of the net proceeds from a February 2006 private placement of 3,500,000 shares of our common stock at $7.70 per share at a discount to the $9.20 per share closing price, net of $1.7 million of transaction expenses.

In 2005, we sold the Notes and funded the expansion of the Korean manufacturing facility through sales of Celltrion stock and the proceeds from construction loans held by Celltrion as follows:

•	$31.5 million through a private placement of the Notes, net of $1.8 million in financing expenses;

•	$10.5 million in proceeds from construction loans held by Celltrion; and

•	$9.5 million in proceeds from the sale of 1,949,700 shares of Celltrion preferred stock in March 2005 at $4.99 per share.

In 2004, in addition to $18.3 million in proceeds from construction loans held by Celltrion we raised aggregate net proceeds of $46.6 million through sales of stock, including:

•	$37.5 million from the sale of 3,018,870 shares of VaxGen common stock to an institutional investor in November 2004 at $13.25 per share;

•	$3.0 million from the sale of 693,500 shares of Celltrion preferred stock in May 2004 at $4.28 per share; and

•	$6.2 million from the sale of 1,356,800 shares of Celltrion preferred stock in December 2004 at $4.56 per share.

At September 30, 2007, $77.3 million, or 72%, of our assets consisted of cash, cash equivalents and investment securities. We had working capital of $70.1 million at September 30, 2007, compared to $57.6 million at September 30, 2006. This increase in working capital is primarily due to the net proceeds from the 2006 sale of our Celltrion common stock and the following:

•	Receivables, which decreased by $8.8 million primarily due to reduced revenues earned from the U.S. government and the collection of amounts due from them;

•	Accounts payable, which decreased by $1.9 million primarily as a result of reduced operations; and

•	Accrued and other current liabilities, which decreased by $2.6 million primarily due to the timing of payments and as a result of reduced operations.

At December 31, 2006, $97.7 million, or 69%, of our assets consisted of cash, cash equivalents and investment securities. Working capital was $89.8 million at December 31, 2006, compared to working capital of $1.6 million at December 31, 2005. This increase in working capital is due primarily to the following:

•	Cash, cash equivalents and investment securities, which increased by $80.7 million primarily due to the $127.8 million in net proceeds from the sale of our Celltrion common stock;

•	Accrued and other current liabilities, which decreased by $8.1 million, and accounts payable, which decreased by $5.4 million, primarily due to the timing of payments near year end and the reduced level of operating activities at December 31, 2006;

•	Derivative liabilities, which increased by $5.3 million as a result of changes in our assumption related to the probability of a change in control related to the put option associated with the Notes; and

•	Receivables, which increased by $4.4 million in 2006 primarily due to the timing of billings to the U.S. government.

At December 31, 2005, $17.0 million, or 21%, of our assets consisted of cash, cash equivalents and investment securities. Working capital was $1.6 million at December 31, 2005, compared to working capital of $23.7 million at December 31, 2004. This decrease in working capital is due primarily to the following:

•	Cash, cash equivalents and investment securities, which decreased by $29.1 million primarily due to operating losses;

•	Receivables, which decreased by $3.4 million primarily due to decreased billings to the U.S. government;

•	Derivative liabilities, which increased by $2.9 million as a result of the issuance of the Notes in 2005; and

•	Accounts payable, which increased by $2.8 million due to the timing of payments near the end of 2005.

We believe that our existing cash, cash equivalents and investment securities will be sufficient to cover our working capital needs, capital expenditures, debt obligations and commitments through at least December 31, 2008. Our future capital requirements will depend upon our ability to identify and exploit business development opportunities including actively pursuing avenues to enhance stockholder value through a strategic transaction. See Note 14, Subsequent Events, in the notes to the Consolidated Financial Statements filed as Annex E to this report.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
					2012 and
	Total	2007	2008-09	2010-11	beyond
	(In thousands)

Note obligations(1)	$37,564	$1,733	$3,465	$32,366	$—
Operating lease obligations(2)	37,884	3,332	6,379	7,396	20,777
Purchase obligations(3)	836	455	246	61	74

Total contractual obligations	$76,284	$5,520	$10,090	$39,823	$20,851

(1)	Note obligations consist of principal and interest payments on our Notes. The Notes require us to make semi-annual payments of interest in cash at a rate of 5 1/2%, due April 1 and October 1. If a change in control occurs, as defined in the indenture, on or prior to the stated maturity of the Notes, the holders of the Notes may require under certain circumstances us to repurchase the Notes and pay a make-whole premium to the holders of the Notes. If the holders request such a repurchase, we or our successor entity, may choose to pay in cash, common stock or a combination of cash and common stock.

(2)	Operating lease obligations include office and laboratory facilities and equipment under non-cancelable operating leases.

(3)	Purchase obligations include service agreements and license agreements.

On October 11, 2007, we amended our lease agreement, dated October 26, 1998, or Lease Amendment. The Lease Amendment calls for us to relinquish occupancy of one of our two buildings subject to the lease, effective March 1, 2008. The Lease Amendment will reduce our lease obligations by $12 million over the remaining lease term, which runs through December 31, 2016. We paid a surrender fee to the landlord of $0.1 million. Under the Lease Amendment, the amount of the $2.35 million letter of credit delivered by us in favor of the landlord was reduced by $0.95 million, with further reductions over the remaining term of the lease upon the our achievement of financial benchmarks.

On November 12, 2007, we entered into an agreement to merge with Raven. The combined company will be based in Raven’s offices in South San Francisco, CA. We are evaluating future potential uses of our space.

Off-Balance Sheet Arrangements

As of September 30, 2007, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

In September 2006, the FASB issued FAS No. 157, Fair Value Measurement, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are evaluating the impact of adopting FAS 157 on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, or FAS 159, which permits all entities to choose to measure eligible items, including many financial instruments, at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Most of the provisions in FAS 159 are elective; however, the amendment to FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. FAS 159 is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of adopting FAS 159 on our consolidated financial position, results of operations and cash flows.

In June 2007, the EITF published Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. The EITF reached a consensus that these payments made by an entity to third parties should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should report the effects of applying this Issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. EITF 07-3 is effective beginning on January 1, 2008. Earlier application is not permitted. We do not expect that adoption of this new standard will have a material effect on our financial position or results of operations.

In December 2007, FASB issued FAS No. 141 (Revised 2007), Business Combinations, or FAS 141(R). The objective of FAS 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. FAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase. We are in the process of evaluating the impact, if any, that the adoption of FAS 141(R) will have on our financial statements.

In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, or FAS 160. The objective of FAS 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of a subsidiary. FAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. We are in the process of evaluating the impact, if any, that the adoption of FAS 160 will have on our financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

VAXGEN QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our operations and cash flows are subject to fluctuations due to changes in interest rates in our investment portfolio of debt securities and in the underlying assumptions used to value our derivative liabilities. Our foreign currency risk has been eliminated as of December 31, 2006 due to the sale of our investment in Celltrion common stock.

Interest Rate Risk

Our exposure to market rate changes is related primarily to debt securities included in our investment portfolio. By policy, we invest in debt instruments of the U.S. government, federal agencies and high-quality corporate issuers, limit the amount of credit exposure to any one issuer, and limit duration by restricting the term. Investments in both fixed rate and floating rate instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may decrease due to changes in interest rates or due to losses we may suffer when securities decline in market value. At December 31, 2006, we held government debt instruments and corporate obligations in the principal amount of $24.7 million. Our exposure to losses as a result of interest rate changes is managed through investing in a portfolio of securities with a weighted-average maturity of one year or less. At December 31, 2006, our reverse repurchase agreements had a maturity of one day and our investment securities had a remaining weighted-average maturity of less than two months. As a result of these short maturities, if market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2006, the fair value of our portfolio would decline by an immaterial amount, and would not have a significant effect on our operations or cash flows. There have been no material changes in our interest rate risk since December 31, 2005. At September 30, 2007, we held available-for-sale securities in the principal amount of $20.7 million. If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2007, the fair value of our portfolio would decline by an immaterial amount, and would not have a significant effect on our operations or cash flows.

Indebtedness

At December 31, 2006 and September 30, 2007, our outstanding non-current liabilities include $31.5 million of Notes due April 1, 2010 pursuant to our financing through a private placement of these Notes in April 2005. As the Notes bear interest at a fixed rate, our interest expense under the Notes would not be affected by interest rate changes. There have been no material changes in our indebtedness risk since December 31, 2005.

Derivative Valuation Risk

The terms of our Notes include put features not under our control. These features are considered to be an embedded derivative liability and we determined the fair value of this derivative to be $1.8 million on the date of issuance. Due to the quarterly revaluation of the embedded derivative liability, we recorded in our statements of operations other expense of $5.3 million for the year ended December 31, 2006. Due to the quarterly revaluation of the embedded derivative liability, we recorded in our statements of operations other income of $3.8 million for the nine months ended September 30, 2007. At December 31, 2006, the embedded derivative liability was valued at $8.2 million. At September 30, 2007, the embedded derivative liability was valued at $4.4 million. We determine the fair value of the derivative liabilities using the Monte Carlo Simulation methodology. This methodology allows flexibility in incorporating various assumptions such as probabilities of certain triggering events. The valuations are based on the information available as of the various valuation dates. Factors affecting the amount of these liabilities include expectations regarding triggering events, the market value of our common stock, the estimated volatility of our common stock, our market capitalization, the risk-free interest rate and other assumptions.

The inputs for the valuation analysis of the derivative include the probabilities of certain triggering events. A change in this probability and or a change in the market value of our common stock could have a significant impact on the results of our operations; however, there would not be any impact on our cash flows. There have been no material changes in our derivative valuation risk since December 31, 2005.

VAXGEN CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2006

Background

During 2006, we were completing the re-audit of our financial statements for the three years ended December 31, 2003 and the audit of our consolidated financial statements for the year ended December 31, 2004. These periodic reports were filed with the Securities and Exchange Commission on September 25, 2006 and February 7, 2007, respectively. Because of the material weaknesses identified in our evaluation of internal control over financial reporting, we performed additional procedures to ensure that our consolidated financial statements as of and for the year ended December 31, 2006, including quarterly periods, are presented in accordance with generally accepted accounting principles, or GAAP. Our additional procedures included, but were not limited to:

•	Analyzing revenue and related accounts, such as accounts receivable, unbilled revenue and costs of service as of and for the year ended December 31, 2006.

•	Reviewing contracts including contract modifications, accruals and recognition of sub-contractor costs.

•	Performing a comprehensive search for unrecorded liabilities at December 31, 2006.

•	Performing substantive procedures in areas related to our income taxes in order to provide reasonable assurance as to the related financial statement amounts and disclosures.

•	Verifying stock-based grants back to supporting documentation and manually agreeing assumptions used in the FAS 123R calculations.

•	Engaging expert outside consultants with relevant accounting experience, skills and knowledge of the application of GAAP and financial reporting to augment our management and our accounting and finance staff. The expert outside consultants worked under the supervision and direction of our management.

•	Performing additional closing procedures, including detailed reviews of journal entries, re-performance of account reconciliations and analyses of balance sheet accounts.

The completion of these and other procedures resulted in the identification of adjustments related to our consolidated financial statements as of and for the year ended December 31, 2006, which significantly delayed the filing of the 2006 VaxGen Annual Report.

We believe that because we performed the substantial additional procedures described above and made appropriate adjustments, the consolidated financial statements for the periods included in this proxy statement/prospectus are fairly stated in all material respects in accordance with GAAP.

Evaluation of Disclosure Controls and Procedures

As of the end of the year covered by this proxy statement/prospectus, management performed, with the participation of our Chief Executive Officer and our Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on the evaluation and the identification of the material weaknesses in internal control over financial reporting described below, as well as our inability to file this proxy statement/prospectus within the statutory time period, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were not effective.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted, with the participation of our Chief Executive Officer and our Chief Financial Officer, an assessment, including testing of the effectiveness of our internal control over financial reporting as of December 31, 2006. Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with management’s assessment of our internal control over financial reporting, we identified the following material weaknesses in our internal control over financial reporting as of December 31, 2006:

1) We did not maintain an effective control environment, specifically, the following material weaknesses were identified within the control environment:

a) We did not maintain an effective control environment based on criteria established in Internal Control-Integrated Framework issued by COSO. Specifically, the financial reporting organization structure was not adequate to support the size, complexity or activities of the Company. In addition, certain finance positions were staffed with individuals who did not possess the level of accounting knowledge, experience and training in the application of GAAP commensurate with our financial reporting requirements.

b) We did not maintain effective financial reporting processes, including sufficient formalized and consistent finance and accounting polices and procedures; nor did we prevent or detect instances of non-compliance with certain such policies and procedures that do exist. Specifically, we lacked formalized reporting policies and procedures.

c) We did not maintain effective monitoring controls and related segregation of duties over automated and manual transactions processes. Specifically, we failed to implement processes to ensure periodic monitoring of our existing internal control activities over financial reporting to identify and assess significant risk that may impact financial statements and related disclosures. Additionally, inadequate segregation of duties led to untimely identification and resolution of accounting and discourse matters and failure to perform timely and effective supervision and reviews.

The above control deficiencies resulted in audit adjustments to our 2006 interim and annual consolidated financial statements. These control deficiencies affect substantially all financial statement accounts, which could result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

2) The material weakness in our control environment contributed to the existence of the following control deficiencies, each of which is considered to be a material weakness:

a) We did not maintain effective controls over our process to ensure the complete, accurate and timely preparation and review of our consolidated financial statements in accordance with GAAP. Specifically, we did not have effective controls over the process for identifying, accumulating and reviewing all required supporting information to ensure the completeness, accuracy and timely preparation and review of our consolidated financial statements and disclosures. This control deficiency resulted in audit adjustments to our fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all financial statement accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

b) We did not maintain effective controls to ensure that journal entries, both recurring and non-recurring, were consistently reviewed and approved in a timely manner to ensure the validity, completeness and accuracy of recorded entries. This control deficiency resulted in audit adjustments to our fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all financial statement accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

c) We did not maintain effective controls over the procurement process. Specifically, effective controls were not in place to ensure the appropriate controls over the approval of new vendors, authorization of purchase orders, including categorization of appropriate expense line items, the receipt of goods and the approval and authorization of vendor payments. This control deficiency could result in a misstatement of current liabilities and operating expenses that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

d) We did not maintain effective controls over the completeness and accuracy of certain revenue and expense accruals. Specifically, we failed to identify, analyze and review certain accruals at period end relating to certain accounts receivable, accounts payable, accrued liabilities, revenue and other direct expenses to ensure that they were accurately, completely and properly recorded. This control deficiency resulted in audit adjustments to our fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

e) We did not maintain effective controls over the existence, completeness and valuation of fixed assets and related depreciation expense. Specifically, effective controls were not designed and in place to ensure that fixed asset additions and disposals were recorded, as well as, the periodic physical verification of fixed assets. This control deficiency resulted in audit adjustments to our fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of fixed assets and depreciation expense that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

f) We did not maintain effective controls over spreadsheets. Specifically, we did not maintain effective controls over the completeness, accuracy and validity of spreadsheets used in our financial reporting process to maintain effective version control and ensure that access was restricted to appropriate personnel, and that unauthorized modification of the data or formulas within spreadsheets was prevented. This control deficiency resulted in audit adjustments to our fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all financial statement accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

g) We did not design and maintain effective controls over the completeness, accuracy and valuation of our payroll and payroll expense. Specifically, we did not design and maintain effective controls over the administration of employee data or controls to provide reasonable assurance regarding the proper authorization of non-recurring payroll changes. This control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

h) We did not design and maintain effective controls over the completeness, accuracy, existence and valuation of our research grant and contract revenue accounts. Specifically, we did not design and maintain effective controls to provide reasonable assurance that indirect and provisional rates used to calculate manufacturing overhead and technical overhead were complete and accurate. This control deficiency resulted in audit adjustments to our fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

Because of the material weaknesses described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2006, based on the Internal Control — Integrated Framework issued by COSO.

Our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Annex F of this proxy statement/prospectus.

Remediation Efforts

We plan to make necessary changes and improvements to the overall design of our control environment to address the material weaknesses in internal control over financial reporting described above. In particular, we have implemented or are implementing measures to set the proper tone by placing importance on internal control over financial reporting and by placing importance on adherence to the code of business conduct and ethics through the following actions:

1) Control Environment:

a) We did not maintain an effective control environment based on criteria established in Internal Control-Integrated Framework issued by COSO.

•	Remediation Plan: Management plans to address competency issues within the finance department by hiring well qualified financial consultants to assist with remedial efforts and day-to-day business operations. At the discretion of the VP of Finance, selected VaxGen accounting staff will attend training as deemed necessary.

b) We did not maintain effective financial reporting processes, including sufficient formalized and consistent finance and accounting polices and procedures; nor did we prevent or detect instances of non-compliance with certain such policies and procedures that do exist.

•	Remediation Plan: In 2007, our financial policies and procedures will be reviewed for completeness, accuracy and adequacy, updated and brought current. A communication plan will also be developed to ensure the policies and procedures are understood and as appropriate employees are trained in their application. Management will monitor employee’s adherence to these policies and procedures.

c) We did not maintain effective monitoring controls and related segregation of duties over automated and manual transactions processes.

•	Remediation Plan: All system access privileges will be reviewed on a quarterly basis to ensure proper segregation exists. If a change in duties is required to ensure proper segregation of duties, the change request will be documented and properly approved by the most senior person in the affected department. The change will be made by our Information Technology department who will also attest to making the change on the request form. All change request forms will be returned to and maintained by the finance department in the month-end close binder for future reference. An analysis of manual procedures will be performed to strengthen the effectiveness of our segregation of duties. If a change in duties is required to ensure proper segregation of duties, the change request will be documented and properly approved by the most senior person in the affected department.

2) Process Controls:

a) We did not maintain effective controls over our process to ensure the complete, accurate and timely preparation and review of our consolidated financial statements in accordance with GAAP.

•	Remediation Plan: We plan to continue to enhance and improve month-end and quarter-end closing procedures by having reviewers analyze and monitor financial information in a consistent and through manner. We plan to continue to enhance and improve the documentation and review of required information associated with the preparation of our quarterly and annual filings.

b) We did not maintain effective controls to ensure that journal entries, both recurring and non-recurring, were consistently reviewed and approved in a timely manner to ensure the validity, completeness and accuracy of recorded entries.

•	Remediation Plan: All journal entries will be reviewed and approved by appropriate levels of management in a timely manner to ensure validity. Approved journal entries will be reconciled against posted journal entries to ensure completeness and accuracy.

c) We did not maintain effective controls over the procurement process.

•	Remediation Plan: Invoices will be properly coded and filed with appropriate supporting documentation. A vendor change request form will be utilized to initiate any new vendors or update existing vendor information. The head of purchasing will perform a semi-annual review of the vendor master file to ensure the system vendor data is complete and accurate. Discrepancies or removals will require a vendor change request form. We will utilize our accounting system’s purchase order routing feature to ensure all invoices are properly approved. Additionally, goods or services must be received and evidenced as such in the system by the appropriate person prior to payment being issued. We will also utilize our accounting system’s three and two-way match functionality to ensure the accuracy of payments made. Monthly, a review of all purchase orders without an approved purchase requisition will be performed to ensure proper approval. All checks over $20,000 will be signed by two members of management and all check registers will be properly approved. Check signing and wire transfer authorizations will be properly segregated.

d) We did not maintain effective controls over the completeness and accuracy of certain revenue and expense accruals.

•	Remediation Plan: Appropriate finance staff will review and approve all accrual listings monthly to ensure completeness and accuracy. The monthly review will be filed in the month-end close binder for future reference. Monthly, accrued paid time off will be reconciled for accuracy and reviewed and approved by the VP of Finance. Monthly, vendor invoices will be reviewed and approved to ensure they are accrued in the proper period. Evidence of the approval will be maintained in the month-end close binder for future reference. The open purchase order report will be reviewed on a monthly basis. Open purchase orders will be investigated as required.

e) We did not maintain effective controls over the existence, completeness and valuation of fixed assets and related depreciation expense.

•	Remediation Plan: Fixed asset additions, disposals and related depreciation expense will be reconciled on a quarterly basis. The reconciliation will be reviewed and approved by appropriate individuals. A full fixed asset count will be performed in conjunction with the asset impairment analysis in fiscal 2007.

f) We did not maintain effective controls over spreadsheets.

•	Remediation Plan: All spreadsheets will be reviewed and analyzed to determine the level of controls necessary based upon the spreadsheet’s use, complexity and required reliability of the information. A checklist will be established and implemented for each key spreadsheet to ensure accurate financial reporting.

g) We did not design and maintain effective controls over the completeness, accuracy and valuation of our payroll and payroll expense.

•	Remediation Plan: All employee changes will be documented in a personnel action request form. Changes in salary will be approved by the hiring manager, department VP and VP of Human Resources and evidenced on the personnel action request form. All changes will be reconciled to data in the employee master file to ensure accuracy and validity.

h) We did not design and maintain effective controls over the completeness, accuracy, existence and valuation of our research grant and contract revenue accounts.

•	Remediation Plan: The VP of Finance will perform a quarterly analysis of indirect rates. Provisional rates will be checked for accuracy as part of the invoice review process.

Management believes through the implementation of the foregoing initiatives, we will significantly improve our control environment, the completeness and accuracy of underlying accounting data and the timeliness with which we are able to close our books. Management is committed to continuing efforts aimed at fully achieving an operationally effective control environment and timely filing of regulatory required financial information. The remediation efforts noted above are subject to our internal control assessment, testing and evaluation processes. While these efforts continue, we will rely on additional substantive procedures and other measures as needed to assist us with meeting the objectives otherwise fulfilled by an effective control environment.

Remediation of Material Weaknesses of Internal Control over Financial Reporting

a) Ineffective controls over the completeness and accuracy of accounting for investments in affiliates.

•	Management retained and intends to continue to retain the services of expert outside consultants with relevant accounting experience, skills and knowledge of the application of GAAP, specializing in accounting and financial reporting to ensure accurate accounting relating to our investments in affiliates. The expert outside consultants work under the supervision and direction of our management.

b) Ineffective controls over the completeness and accuracy of accounting for equity and financing instruments.

•	Management retained and intends to continue to retain the services of expert outside consultants with relevant accounting experience, skills and knowledge of the application of GAAP. The expert outside consultants worked under the supervision and direction of our management to provide the necessary oversight to ensure accurate accounting relating to equity and financing instruments.

c) Ineffective controls over the completeness and accuracy of accounting for awards under our various stock compensation plans.

•	Management retained and intends to continue to retain the services of expert outside consultants with relevant stock compensation plan experience. The expert outside consultants worked under the supervision and direction of our management to provide the necessary oversight to ensure the timing and authorization for issuance of and modifications to stock compensation plans were communicated to the appropriate accounting personnel to ensure accurate and timely accounting for the transactions in the consolidated financial statements.

We have evaluated the design and operating effectiveness of the controls described above, and concluded that they are both designed and operating effectively as of December 31, 2006. As a result, we have concluded that the material weaknesses related to (a) ineffective controls over the completeness and accuracy for accounting for investments in affiliates; (b) ineffective controls over the completeness and accuracy of accounting for equity and financing instruments; and (c) ineffective controls over the completeness and accuracy of accounting for awards under our various stock compensation plans have been remediated as of December 31, 2006.

Changes in Internal Control over Financial Reporting

There have been changes in our internal control over financial reporting during the three months ended December 31, 2006 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting related to the remediation of certain previously identified material weaknesses as discussed in the section titled “Remediation of Material Weaknesses of Internal Control over Financial Reporting.”

INFORMATION REGARDING RAVEN’S BUSINESS

You should read the following discussion about Raven in conjunction with Raven’s audited and unaudited consolidated financial statements and the notes to those consolidated financial statements, attached as Annex G and H to this proxy statement/prospectus.

Company Overview

Raven biotechnologies, inc. is a biopharmaceutical company focused on the discovery, development and commercialization of MAb based products to treat major, life threatening human cancers. MAbs are copies of the body’s naturally occurring antibodies that have been chosen to target a specific molecular structure without harming normal healthy tissue cells. These highly targeted therapeutics have the potential to treat diseases with relatively few side effects compared to cytotoxic small molecule drugs.

Raven has developed a biology-driven platform that simultaneously identifies and validates both novel antigen targets and corresponding MAb candidates that bind these antigen targets with high affinity. Through this approach, Raven has identified over 200 MAbs to cancer antigens. Raven’s wholly-owned lead product, RAV12, entered Phase 1 clinical trials in cancer patients December 2004.

Raven’s unique approach utilizes viable human cancer and organ stem cell lines to immunize mice and selects for MAbs with characteristics required for therapeutic utility. Raven’s cell lines provide novel input for producing MAbs targeting cell surface proteins using its proprietary immunization method which yields 50-80% cell surface directed MAbs. Raven screens the resulting MAbs for cell surface binding and differential expression on normal, frozen adult tissues and tumor tissues and discards the 90% of MAbs that fail to pass the screening criteria. This allows Raven to focus the majority of its efforts on the subset of targets and corresponding MAbs that are overexpressed on the surface of cancer cells and thus have the most promise for cancer therapy.

Using this platform, Raven is a leader in cancer stem cell research and has developed an extensive portfolio of antibodies which target cancer stem cells. Raven has established more than 30 cancer stem cell lines from 12 tumor types. These lines are derived from the small subset of cells found in tumors. These cells have the capacity to self renew, and to differentiate and drive tumor growth. These cells are thought to be resistant to radiation and chemotherapeutics, thus providing a reservoir of cells that lead to cancer relapse and metastatic disease. Recently scientists have recognized that it may be necessary to eliminate these cancer stem cells in order to create successful therapeutics for cancer. Various laboratories have described the partial isolation of these cells from breast, colon, prostate, melanoma, lung, and pancreatic tumors. Raven has established immortal, pure cell lines from each of these tumor types, and others. These cell lines provide a unique, renewable resource for the study of cancer stem cells. Raven has developed an extensive portfolio of antibodies which target these cancer stem cells. Raven’s strategy is to improve on current cancer therapies by targeting cancer stem cells.

Raven’s first product candidate, RAV12, is part human and part mouse, or a chimeric, MAb targeting adenocarcinomas, a type of cancer of the colon, stomach, pancreas and other organs. RAV12 has high affinity for a novel primate-restricted glycotope, a sugar molecule bound to a protein. The MAb’s potential mechanisms of action include:

•	oncosis, a cancer cell-death mechanism distinct from that induced by other anti-cancer compounds currently on the market;

•	alteration of cellular signaling pathways necessary for cancer cell viability and proliferation;

•	antibody-dependent cellular cytotoxicity, or ADCC; a type of tumor cell killing guided by the MAb but carried out by cells of the immune system); and

•	complement mediated cell lysis (a type of cell killing guided by the MAb but carried out by blood components).

Raven believes that combining RAV12 with existing cancer therapies may result in synergistic killing of cancer cells. Because of its unique mechanisms of action, RAV12 may have anticancer activity in patients whose tumors have become resistant to other therapies. Raven brought RAV12 from concept-to-clinic in two years. Raven is currently conducting a Phase 1-2a trial to evaluate the safety of RAV12, describe its pharmacokinetics (a time-dependent description of antibody distribution and metabolism) in man, evaluate immunogenicity (the tendency of the MAb to induce an immune response in the patient), and evaluate preliminarily, efficacy.

Raven has also produced an extensive collection of over 200 MAbs using its discovery approach. Several of these are being developed internally. One of the MAbs will be the subject of an IND filing which Raven plans to submit to the FDA by mid-2009. Raven will continue to evaluate and develop promising MAbs as well as out-license other MAbs to current and future collaborators for their development.

Raven is based in South San Francisco, California and had 53 employees as of September 30, 2007. Since its inception in January 1999, Raven has raised $114 million. In October 2005, Raven raised net proceeds of $46.5 million through the sales of Series D Convertible Preferred Stock.

Industry Background

Cancer Therapies

Despite decades of research and progress in treatments, cancer still remains a leading cause of death in the United States and the developed world. More than half a million people died of cancer in the United States in 2006. The four cancers that cause the greatest number of deaths in the United States are breast, prostate, lung, and colon cancer. Many other cancers lack effective therapy, particularly after they become metastatic (i.e., spread to multiple organs in the body). These include gastric, ovarian, and pancreatic cancers. Cancer therapies that are currently available can be broadly divided into four categories: 1) surgery, 2) radiation therapy, 3) small molecule cytotoxic chemotherapies, and 4) targeted therapies, such as MAbs.

Targeted therapies are predominantly antibody-based therapies which include naked antibodies given alone or in combination with chemotherapy (e.g., Rituxan®, Herceptin®, Avastintm, Erbitux®), antibodies with payloads (e.g., radioactive molecules: Zevalin®, Bexxar®, or toxins: Mylotarg®), and a small number of small molecule therapies targeted to a specific cancer pathway (e.g., Tarcevatm). The targeted therapies have gained rapid acceptance in the market in the last few years due to their efficacy and improved safety record when compared to small molecule cytotoxic drugs. Current annual spending in the United States for all drug therapeutics targeted for cancer exceeds approximately $9.0 billion per year. The top three antibody therapeutics approved for cancer are thought to have exceeded $3.0 billion in U.S. sales in 2006.

Antibodies and the Immune System

The human immune system is a network of specialized cells that defend the body against disease-causing organisms. When foreign microbes, such as viruses, bacteria, or other foreign substances, enter the body, or when normal cells change (e.g., become cancerous), the immune system produces an array of proteins called antibodies, each of which binds tightly to a specific target molecule, or antigen. In so doing, the antibodies directly destroy the targeted cells or mark them for destruction by specialized immune system cells.

Antibodies are large, Y-shaped proteins produced by immune system B lymphocytes, a class of white blood cells, in response to invasion by foreign agents, such as viruses, bacteria, or cancer cells. Antibodies are made up of two parts, heavy chains and light chains, each of which contain a variable region and a constant region. The variable region binds strongly and specifically to its respective antigen. The constant region signals the immune system to take note of the target, often leading to the target’s destruction or inactivation. Antibodies have therapeutic value attributable to their ability to recognize and inactivate the normal function of their antigens (i.e., disease-causing agent). The ability of antibodies to bind to specific molecules makes them ideal therapeutics to treat a range of diseases, from cancer and autoimmune diseases to neurodegenerative diseases. MAbs are versions of the body’s naturally occurring antibodies that have been chosen for their unique structure and specific targeting to a single, specific molecular structure. MAbs may therefore target cancer cells without harming normal healthy tissue.

The ability to produce highly pure populations of MAbs in large quantities is one of the most important developments in biotechnology. The traditional technique for generating a MAb directed at a specific target is to inject that target, called an antigen, into mice. The mice develop a response to the antigen and produce antibodies against the antigen. Researchers then remove the antibody-producing cells, or B lymphocytes, from the spleen and fuse them with a laboratory-grown immortal cell to create a “hybrid” cell called a hybridoma. The hybridomas function as microfactories that can produce large quantities of specific MAbs indefinitely. The hybridomas are screened to identify those that are making MAbs that bind strongly to the original target antigen. Researchers propagate hybridomas in laboratory cell cultures or express the antibody genes in well-defined cultured cells, purify the resultant MAbs, and produce them in large quantities for clinical testing.

Monoclonal Antibodies Have Major Advantages as Therapeutics for Cancer

The ability of MAbs to distinguish cancer cells from normal cells has made them powerful tools in the search for new cancer therapeutics. MAbs work on cancer cells in the same way that natural antibodies work, by identifying and binding tightly to a specific target molecule, or antigen, that is usually found on the surface of the foreign or invading cells. In so doing, they may directly kill the cancer and/or identify the foreign cells for destruction by the host immune system. For cancer immunotherapy, the preferred tactic is to create antibodies directed against a target antigen present on a specific type of tumor cell and to destroy only those tumor cells without damaging normal cells.

Designed to look and act like the body’s natural antibodies, MAbs present a number of distinct advantages over other therapeutic approaches, including small molecules. These include but are not limited to the following:

•	double mechanism of action by killing cancer cells directly and/or recruiting the host’s natural defenses;

•	easy to formulate and long half-life;

•	better side-effect profile compared to cytotoxic small molecule drugs;

•	predictable drug distribution and metabolism and effect on the patient); and

•	validated as cancer therapeutics through the approval by the FDA, of other MAbs such as Rituxan®, Campath®, Erbitux®, Herceptin®, and Avastintm.

Strategies to Reduce Antibody Immunogenicity

Because MAbs are initially generated in mice, then are injected into humans as therapeutics, a major obstacle has been that the human immune system tends to recognize the MAbs themselves as foreign due to the mouse protein sequences they contain. This recognition results in an immune reaction in the patient, with the generation of Human Anti-Mouse Antibodies (HAMA), which inactivate the mouse-derived molecules before they have had a chance to reach their target.

To reduce the risk of immune system rejection of therapeutic MAbs, researchers have developed a number of strategies to generate MAbs that more closely resemble human antibodies, which are less immunogenic, to reduce the likelihood that the body will reject them.

The types of MAbs that can be produced are:

•	Fully murine MAbs — produced by mouse B lymphocyte cells or hybridomas;

•	Chimeric MAbs — produced by replacing approximately 66% of mouse gene sequences with human gene sequences using gene splicing techniques;

•	Humanized MAbs — produced by replacing approximately 90-95% of mouse gene sequences with human gene sequences; and

•	Fully human MAbs — produced by replacing antibody-producing genes in transgenic mice with their human counterparts to generate fully human antibodies, by cloning the antibody genes from human B cells, expressing pieces of them in viruses that infect bacteria and selecting the phage that makes the piece of antibody binding to the antigen, or other methods including Raven’s B-cell technology.

These changes are made to reduce immunogenicity, which is induction of an immune response to the MAb itself when administered to humans. However, it is the MAb protein not the DNA sequence that is immunogenic. No two human antibodies recognizing different antigens are exactly the same. Looking at the degree of similarity among the various antibody types it is apparent that the chimeric, humanized and fully human MAbs are similar to each other but all are very different from the mouse MAb. These protein differences are reflected in the actual incidence of anti-therapeutic MAb antibodies in clinical trials with mouse antibodies being immunogenic in most people after one administration while anti-antibody responses to chimeric, humanized and human MAb therapeutics are all in the range of 1-10% for the each of the eight products on the market.

Raven’s lead product candidate, RAV12, is a chimeric MAb. Raven’s decision to chimerize its initial cancer therapeutic antibody was based on:

•	the relatively low rates of Human anti-Chimeric Antibodies (HACA) produced;

•	the relatively short time required to produce the antibodies;

•	freedom to operate;

•	minimal licensing or royalty costs; and

•	minimization of changes in affinity and specificity of the antibodies.

In addition, Raven has developed proprietary methods to produce fully its human antibodies that are of potential applicability to targets outside oncology.

Good Targets for Antibody Therapeutics Have Become Limiting

Over the last decade a number of companies in the therapeutic antibody field have focused on the development of the technologies described above to make antibodies less immunogenic. Others are working to improve the technologies for making better payloads and linkers for delivering radioactive molecules, toxins or pro-drugs to cancer cells using antibodies as the targeting agent. Still other companies are developing designer antibodies in which the size, shape, binding characteristics, and recruitment of the host immune response are all being altered using genetic engineering tools.

Many of these companies have mainly focused on known targets. Raven believes approximately 40 companies are developing therapeutics to well characterized and validated targets such as the Epidermal Growth Factor Receptor (EGFR) which is targeted by the marketed MAbs, Erbitux and Vectibix.

Many companies are developing antibodies against new targets discovered using genomics or proteomics discovery platforms. These platforms have yielded lists of thousands of genes or proteins whose level of expression changes in cancer cells. However, progress in identifying which of these are good targets for the development of therapeutic antibodies has been disappointingly slow and costly.

The Raven Approach

Building on decades of cumulative experience in the biotechnology industry, Raven’s founders and scientists believe that advances in technologies in a number of fields enable a fundamental redesign of the approach to protein drug discovery and development to make the process more cost and time efficient. At inception, Raven designed a discovery and development process that would identify novel targets, create therapeutic antibodies and generate a pipeline of novel antibody/target pairs. Raven initially focused on cancer. Raven’s approach has allowed it to move its first clinical stage product candidate, RAV12, from concept-to-clinic in two years, while creating additional antibody-target pairs for future collaborations and selection of our second development product. Raven’s distinct approach is based on the following steps:

1) Use biology (novel progenitor or cancer stem cell lines/cell surface targets) to direct discovery efforts to appropriate targets that can be addressed by MAb therapeutics;

2) Identify and screen MAbs early on for the properties that a good MAb therapeutic drug must have;

3) Discard immediately all MAbs that do not meet the basic criteria; and

4) Use the selected MAbs, combined with other state of the art molecular biology and protein chemistry tools, in parallel to:

•	identify the targets of the MAbs;

•	screen for anti-cancer activity in tissue culture and in animals;

•	identify the potential market and safety margin; and

•	construct less immunogenic MAbs that will become the drug products.

The time from initiation of a discovery cycle process to identified MAb candidate can be as short as six to nine months. The antibody/targets are good candidates equivalent to the validated, optimized lead candidates achieved after years of effort with other discovery platforms. This allows Raven to focus its resources (employees, time, and financial resources) on pre-clinical (efficacy, safety, and mechanism of action) and clinical studies with the actual drug candidate.

Raven’s fundamentally different discovery and development process is based on using its proprietary progenitor and cancer stem cells to simultaneously discover new targets and create antibody therapeutics. Raven’s MAbs, which are directed against antigens on the surface of tumor cells, can be expected to either directly mark and destroy these targets, and/or to potentiate standard treatments. Raven expects its antibody products may lead to tumor elimination or shrinkage, resulting in improved cancer patient response, quality of life, and/or survival rates. Raven also anticipates that these MAbs will have reduced toxicity and fewer side effects compared to conventional small molecule chemotherapies.

Biology-Based Discovery

Raven believes that its approach creates the optimal starting point for developing a new drug with an increased probability of success in the clinic, and that this is accomplished in a substantially compressed time frame for drug development. Raven’s foundation for developing oncology-focused antibody therapeutics is based on the use of more than 30 novel human cell lines derived at Raven using our proprietary growth conditions. These human cell lines fall into two categories:

•	proprietary, normal organ-specific stem, or progenitor, cell lines; and

•	cancer stem cell lines.

Stem Cell Lines Provide Novel Input

Cancer cells express fetal proteins known as onco-fetal antigens. These proteins are expressed in specific cells at very precise times of development when cells need to rapidly divide and/or re-model. Some examples of onco-fetal antigens are: Her2 (the target of Herceptin®), EGFR (the target of Erbitux®), and carcinoembryonic antigen or CEA (a number of anti-CEA MAbs are currently in clinical trials). These are the same antigens expressed on the surface of tumor cells as cancer grows and spreads in the body. The founders at Raven hypothesized that Raven’s organ specific fetal stem cell lines and cancer stem cell lines would contain both known and novel cancer antigens.

The notion that tumors are populated by a small number of cancer stem cells which are capable of infinite self-renewal, tumor cell repopulation and differentiation, are responsible for metastatic spread is gaining acceptance. Raven scientists have devised methods for capturing this important population of cells in tissue culture. Raven hopes that better understanding of these cells will allow for new and more effective cancer therapies. Raven scientists have already demonstrated that these cancer stem cells are productive inputs for the generation of anti-cancer MAbs. Furthermore, Raven scientists have shown that several existing MAbs in the portfolio have broad reactivity with cancer stem cells of diverse origin. These MAbs may be ideal candidates for anti-cancer therapies in that they would be directed against the most chemotherapy resistant cells of the tumor and its root cause.

Raven has used its unique combination of state-of-the-art know-how in cell biology and proprietary media/conditions to create a panel of more than 30 normal human progenitor cell lines and cancer stem cell lines. More recently, Raven scientists have used a parallel approach to establish more than thirty cancer stem cell lines from twelve tumor types. Raven believes this is the largest single collection of cancer stem cells. These proprietary cells, by allowing Raven to start from a biologically meaningful base, provide a significant advantage as input to produce antibodies to potential cancer targets.

To develop our screens, Raven identified, in order of importance, characteristics antibody drugs must have. Therapeutic antibodies must:

•	bind to the cell surface;

•	bind to cancer cells;

•	kill or inhibit cancer cells; and

•	be safe for normal cells.

Raven then designed the platform to create and select for antibodies using these characteristics. By addressing, up-front, the most important elements required of a drug and rapidly discarding all MAbs that do not meet these requirements, Raven was able to move its first drug candidate from initial discovery to the clinic in just two years. This is a marked improvement over the typical time lines for the discovery and pre-clinical development of drugs by others, which range from four to eight years.

Stem cells provide novel input for producing MAbs targeting cell surface proteins. Raven’s proprietary immunization method yields MAbs of which 50-80% are cell surface directed. Raven screens these for cell surface binding and differential expression on normal frozen adult human tissues and human tumor tissues in the first week of testing and discards 90% of MAbs that do not meet these criteria. This strategy allows Raven to focus the majority of its efforts on the subset of targets and corresponding MAbs that are overexpressed on the surface of cancer cells and thus the most interesting for cancer therapy. This biology-driven platform rapidly and simultaneously identifies and validates both the target antigens and their corresponding MAb candidates. Raven’s platform has yielded MAbs targeting most known oncology targets (e.g., Her-2, EGFR, etc.) and has gone beyond this to discover approximately 200 additional MAbs/targets to date, including, but not limited to, those not accessible through other discovery platforms, such as those binding to disease-specific post-translational modifications. This set of novel MAbs and targets, exemplified by Raven’s RAV12 program, is the central focus of Raven’s drug development and collaboration plans.

Cell Surface Focus, Expanded Universe of Targets

The heart of Raven’s technical approach is a unique focus on the cell surface that enables rapid identification of disease-specific antigens and corresponding therapeutic antibody candidates that may not be accessible to genomics or proteomics-based approaches. Cell surface targets offer tremendous potential since they are the primary docking point for about half of all drugs and all therapeutic MAbs. Using intact viable cells from Raven’s proprietary normal human organ stem cell lines and cancer stem cell lines as immunogens enables access to new classes of targets and focuses discovery on what we believe are the richest areas for mining these new targets.

Raven’s use of stem cells yields novel onco-fetal antigens and novel structural antigenic variants. In addition, Raven’s use of intact, living cells as input allows us to focus on the small percentage of total protein that would be accessible to MAb therapeutics. These targets may not be accessible to genomics or proteomics approaches. Novel antigens defined by the Raven approach include:

•	Post-translational modifications: Raven can raise antibodies to disease-specific changes in proteins associated with folding, trimming or cleavage, or addition of lipids or complex carbohydrate (e.g., sugar) structures. Thus, Raven can develop a set of MAb therapeutics with greater richness and complexity than that set based upon gene sequence or expression levels;

•	Disease-specific positional variants: Targets that may be inside normal cells but on the outside of diseased cells may be safe antibody targets because a limited number of such antibodies will be internalized after binding to a cell surface target; and

•	Disease-specific functional variants: Because Raven has early functional screening using the antibody itself, Raven can find those MAbs that behave differently when bound to cancer, rather than normal, cells.

Beyond Cancer

Raven initially chose to focus its discovery and development efforts on therapeutic antibodies for the treatment of cancer. However, Raven believes the power of its platform extends beyond this market. Using Raven’s unique cell lines and proprietary methods, Raven believes it can create MAbs to a very large number of cell surface antigens and screen these to select targets for any disease where we can identify and obtain diseased tissue for the screens. In particular, Raven believes its discovery and development approach may be highly applicable to inflammation, osteoporosis, and benign enlargement of the prostate.

Corporate Strategy

Raven intends to build a fully integrated biopharmaceutical company that will be a major force in the development of therapeutic antibodies. Key elements of Raven’s strategy include:

Develop novel monoclonal antibodies as cancer therapeutics.  MAbs are a proven therapeutic modality for treating cancer. They have a higher success rate through clinical development than small molecule drugs. Raven has a highly efficient system for generating and screening antibodies against novel targets that can yield new drug candidates within six to nine months of starting the process. Raven has built an infrastructure that we believe could produce a drug candidate for a new IND application with the FDA every 18 months.

Pursue new targets not accessible by other discovery approaches.  Raven has isolated human tissue and cancer stem cells that display novel cancer targets on their surface. Raven believes that its proprietary cells give Raven access to an expanded universe of targets not accessible by conventional discovery platforms. Raven believes that its creates significant value through the use of these stem cells. Raven is pursuing targets different than the targets commonly known to be pursued by other companies, providing a “first in class advantage” when Raven’s products reach the market.

Maintain pilot-scale development manufacturing.  Raven’s cell biology core competence allows us to quickly transition products from research into development. Raven believes that its in-house process development and pilot-scale development manufacturing capabilities decrease the time it takes to make materials for pre-clinical testing and development, thereby allowing us to move multiple products through the early stages of development. Our in-house technology transfer team can then effectively and quickly transfer IND candidates to contract manufacturing organizations, or CMOs, to manufacture GMP lots for Phase I clinical trials.

Advance selected product candidates through collaboration.  Raven plans to establish collaborations with third parties around our products to gain access to the capabilities of larger companies to support multiple Phase 2 and Phase 3 clinical trials. Additionally, Raven is working with collaborators to advance drug candidates from earlier stages of its pipeline for development and commercialization by those collaborators.

Continue to broaden intellectual property portfolio.  Raven will continue to focus on expanding its intellectual property portfolio to protect its discovery processes and the targets and drugs that result from its efforts.

Market Opportunities

According to the American Cancer Society, approximately 1.4 million individuals in the United States are diagnosed with cancer each year. Antibody therapeutics are a growing segment of the healthcare market — annual sales are expected to increase from approximately $10.3 million in 2004 to approximately $30.3 million in 2010. Furthermore, cancer related drug expenditures in the United States increased by approximately 22-24% per year for the past four years.

Cancer drug development has become a prominent part of biotechnology clinical stage programs due in part to the fact that cancer drug development may offer lower development risks, shorter time to market and favorable market dynamics that allow small biotech companies to compete effectively.

Raven feels that there will be a favorable ongoing treatment environment for cancer-focused drug development due to several dynamics unique to the cancer therapy market. These dynamics are as follows:

•	Demographic trends in the United States and the developed world suggest continued expansion of longevity and aging populations. As such, the prevalence of cancer is projected to increase over the next several decades;

•	Antibodies present a growing proportion of cancer treatments because of their profile of fewer and less serious side effects when compared to the profiles of small molecule cytotoxic chemotherapeutics;

•	Antibodies are able to address new mechanisms of action compared to current cytotoxic chemotherapies, with non-overlapping toxicities; and

•	Antibodies have more predictable pharmacokinetics and toxicology than small molecules.

Raven currently intends to pursue several cancer indications with RAV12. These diseases represent significant unmet medical needs.

Raven’s Proprietary Programs

RAV12

The Need for Novel Cancer Treatments

The improvements in cancer treatments over the last decades have increased life expectancy and provided more available treatments for cancer patients. This is especially true of antibody therapeutics, such as Rituxan®, Herceptin®, and Avastintm, and also of targeted small molecules, such as Tarcevatm, that have a lower toxicity profile than most of the older cytotoxic chemotherapeutics. While the progress made with these drugs is significant, as long as patients continue to die of cancer, there remains a need for newer, less toxic therapies, including therapies with new mechanisms of action, which might overcome drug resistance and treat tumors that are unresponsive to chemotherapy.

Gastrointestinal Cancer

Adenocarcinomas, particularly those that arise in the gastrointestinal system, are the initial focus of RAV12 clinical development. Despite recent advances and the availability of approved agents, once tumors of the gastrointestinal tract have metastasized, they remain largely incurable with short survival times.

Novel therapeutic agents that can increase the number of metastatic gastrointestinal tract adenocarcinoma patients responding to treatment and improve the duration of response and survival are needed. The expression of RAAG12, the antigen to which RAV12 binds, on these gastrointestinal tract adenocarcinomas makes this target attractive for a MAb-based therapy.

RAV12: A Novel Antibody for Gastrointestinal Cancer

RAV12, Raven’s first product candidate, reflects the unique advantages of our platform. RAV12 is a high affinity MAb directed to a novel glycotope, or sugar component associated with a protein. Its mechanisms of action are complex and potentially unique. RAV12 has been shown to kill tumor cells in culture via oncosis, a cytotoxic mechanism distinct from that of other anti-cancer compounds currently on the market. It is also engineered to facilitate antibody-guided cell killing by cells of the immune system or blood components. The antibody also interacts with certain growth factor receptors, potentially reducing cellular signaling required for tumor cell survival and proliferation. RAV12, combined with traditional cytotoxic chemotherapeutics, can synergistically eliminate model human tumors in immunocompromised mice. These data suggest that RAV12 may be active in tumors resistant to standard chemotherapy.

RAV12’s target shows a high prevalence among many adenocarcinomas. More than 90% of the patients with tumors of the gastrointestinal tract including colon, stomach and pancreas are antigen positive. We have determined that the target of RAV12 is also present in 30-50% of other adenocarcinomas including breast, prostate and lung cancers.

RAV12 was shown to be well tolerated in two multi-dose toxicology studies in cynomolgus monkeys. Animals experienced some vomiting during the first three weeks of treatment, and occasional increases in liver function tests. Many animals demonstrated hypersensitivity to the foreign (human/mouse) protein. No microscopic organ tissue evidence of long-term toxicity was observed.

RAV12 is in Phase 1/2a testing in humans. Two drug associated clinical syndromes have been observed: abdominal discomfort and associated diarrhea, and sporadic, self-limited, asymptomatic increases in liver function tests. Occasional patients have experienced infusion reactions and/or have developed Human anti-Chimeric Antibodies (HACA). Preliminary evidence of anti-tumor activity has been seen in a patient with colorectal cancer.

A RAV12 Phase 2 Program is planned and should begin in the first quarter of 2008. The initial trial will be conducted in patients with metastatic pancreatic cancer who have not been previously treated for metastatic disease. This trial is planned as a single arm design, i.e. all patients will be treated with the MAb and gemcitabine, a standard cytotoxic chemotherapy, administered three out of every four weeks. A second Phase 2 trial is planned in the second-line treatment of patients with metastatic colorectal cancer. This trial will compare the outcomes of patients treated with standard second-line therapy, irinotecan-cetuximab in combination, versus those in patients treated with irinotecan-RAV12 in combination. The demonstration of significant efficacy ores standard of care in either of these planned Phase 2 studies might offer compelling evidence of the clinical utility of RAV12.

Near Term IND Candidates

RAV17

RAV17 is a mouse MAb, TES7, being humanized for use in the clinic. It is directed against the human cancer antigen, B7H3, which is a member of the B7 super-family of immunoregulatory proteins. The antibody TES7 apparently only recognizes an unusual form of the B7 family. B7H3 has been shown to be expressed on prostate cancer and represents an independent predictor of cancer progression. B7-H3 is expressed on benign and malignant hepatic (liver-related) tissues and on the cell surface of many tumor cell lines. B7-H3 is expressed on certain common lung cancer tumors and cell lines as well as on gastric cancer. Raven scientists have demonstrated that B7H3 is broadly expressed on cancer stem cell lines and on prostate tumor specimens.

In vitro, TES7 reduces secretion of a protein which drives new blood vessel formation, vascular endothelial growth factor, or VEGF, by stromal cells and cancer stem cells and decreases secretion of MIP-1α, another protein which stimulates blood vessel formation and cell proliferation. The MAb is internalized by cancer cells and therefore, may be a candidate for development of an antibody-toxin conjugate. The MAb alone is active in human tumor xenograft models.

RAV18

RAV18 is a humanized MAb derived from the murine parent antibody, KID24. It is directed against the human cancer antigen, ADAM9. ADAM9 is a member of the membrane-associated protease and disintegrin family of proteins. This family of proteins mediates interactions with a host of other membrane proteins and is thought to be responsible for the freeing certain cellular growth factors from the cell surface allowing them to act on the cancer cells. Increased expression of ADAM family members, including ADAM9, has been demonstrated in human breast cancer and breast cancer cell lines. A secreted form of ADAM9 promotes carcinoma invasion. A number of carcinoma cell lines have been shown to amplify the gene for ADAM9 and to overexpress the protein product. Overexpression of ADAM9 protein has been reported in pancreatic, prostate, gastric, breast, and lung cancers. Raven scientists have confirmed the presence of ADAM9 on these tumors using the KID24 MAb.

In vitro, KID24 increases secretion by cancer stem cell lines of Fas ligand, a protein factor that stimulates cell death. The MAb suppresses tumor growth for a human lung cancer cells injected into immunocompromised mice. In addition, KID24 suppresses the metastatic potential of a human Merkel cell carcinoma (an aggressive tumor of the skin) model in immunocompromised mice.

Additional Programs

Cancer Stem Cells

The notion that tumors are populated by a small number of cancer stem cells which are capable of infinite self-renewal, tumor cell repopulation and differentiation, are responsible for metastatic spread is gaining acceptance. Raven scientists have devised methods for capturing this important population of cells in tissue culture. Raven is currently engaged in developing new cancer stem cell lines and characterizing these lines. Raven hopes that better understanding of these cells will allow for new and more effective cancer therapies. Raven scientists have already demonstrated that these cancer stem cells are productive inputs for the generation of anti-cancer MAbs. Furthermore, Raven scientists have shown that several existing MAbs in the portfolio have broad reactivity with cancer stem cells of diverse origin. These MAbs may be ideal candidates for anti-cancer therapies in that they would be directed against the most chemotherapy resistant cells of the tumor and its root cause.

Conditioned Cell Immunization

Raven scientists have demonstrated that various anti-cancer therapies (small molecular cytotoxic chemotherapeutics, targeted therapies, radiotherapy) can cause changes to the membranes of cancer cells. The changes can be recognized by the immune system and antibodies against these changes can be generated. Raven has generated several such MAbs. These MAbs may prove to be IND candidates in the future. This program could become the basis for additional collaborations or business ventures.

The Pipeline — Other MAbs

A number of additional MAbs have passed Raven’s initial screens and have been selected as reasonable candidates for development. These include:

•	RAV14, a chimeric MAb derived from the murine parent MAb, LUCA38. RAV14 binds to the Oncostatin M Receptor-β. The MAb appears to inhibit the action of Oncostatin M on its receptor. OSM has been implicated in the regulation of immune function, the normal development of platelets which mediate blood clotting, maintenance of cholesterol metabolism, and normal growth and development of the nervous system. The MAb has activity against lung cancer and renal cancer models in vitro, as well as, activity against human ovarian and lung cancer tumor xenografts; and

•	RAV15, a chimeric MAb derived from the mouse parent MAb, KID31. RAV15 binds to Carboxypeptidase M. Carboxypeptidase M (CPM) is a cell membrane-associated enzyme. It is known to cleave several important inflammatory mediators and cellular growth factors including: dynorphin bradykinin, anaphylatoxins C5a, C4a, C3a, enkephalin hexapeptides, EGF, and EGF-like proteins. The antibody is active in a human tumor model of lung cancer injected into immunocompromised mice.

More than 200 additional antibodies are in various stages of characterization, antigen identification, evaluation of in vitro activity, and/or evaluation of in vivo activity.

Strategic Alliances

Raven’s efficient drug discovery platform generates more commercial opportunities than we can pursue independently. As such, strategic alliances may accelerate the process of moving Raven’s novel antibodies into clinical development.

The foundation of Raven’s business model is a deep pipeline of MAb drug candidates targeting cancer. The efficiency of Raven’s drug discovery platform, which has enabled us to build what we believe is a formidable research pipeline in our first eight years, has the potential to deliver a sustained flow of drug candidates. Accelerating clinical development of our new therapeutic candidates in collaboration with leading pharmaceutical and biotechnology companies while pursuing select clinical projects independently is therefore the driving force behind Raven’s business model to build long-term value. This collaboration strategy may enable Raven to maximize the number of lead compounds that can rapidly be put into clinical development as we continue to generate new candidates and enhance the productivity of our discovery platform.

In the future, Raven’s goal is to actively pursue other commercialization avenues for our technologies and discoveries in non-core areas of competency, such as diagnostic and imaging antibodies, use of MAb/targets for payload delivery, small-molecule drug development for the targets Raven discovers, and cell-based therapies.

Raven pursues the following types of collaborations:

•	Development: Collaborating with partners to develop select antibodies from Raven’s existing repository of clinical level or early stage functional antibodies as therapeutic and/or diagnostic products; partner may advance development independently or co-develop with Raven; and

•	R&D: Utilizing Raven’s proprietary MAb/target discovery platform to generate a panel of antibodies for a particular tumor type that can be further developed either collaboratively or independently by a partner.

Intellectual Property

As of October 2007, Raven’s patent portfolio consists of:

•	Ten issued U.S. patents;

•	Twenty-six patents issued and four applications allowed in foreign jurisdictions; and

•	Approximately 200 patent applications pending in the U.S and foreign jurisdictions.

Raven’s unique approach to drug discovery, and the team’s familiarity with protein pharmaceuticals, has allowed it to build a zone of patent protection around its core technologies, targets, therapeutic MAbs and their utilities. Because Raven set out from its inception to build a broadly applicable and valuable platform, Raven has also developed and patented improvements in other areas such as manufacturing and high-throughput screens, and a method of obtaining fully human MAbs to cell surface proteins. Raven believes these patents and proprietary technologies, taken together, will provide Raven with freedom to operate, allow Raven to minimize stacking royalties, and provide maximum value to Raven’s collaborators and stockholders.

There are several ways that Raven’s unique approach is advantageous from an intellectual property perspective, such as the following:

•	using cell lines with endogenous antigen expression can avoid third-party DNA patents;

•	using whole cell immunizations can avoid third party protein patents; and

•	Raven’s parallel approach allows early filing of patent applications with broad composition and utility claims.

Raven seeks U.S. and international patent protection for the full range of inventions arising from its research and development activities. Raven has patent applications pending that relate to the targets, therapeutic antibodies, diagnostic and clinical utilities of our product candidates and targeted compounds. Raven has also applied for, and in some cases received, patents for proprietary progenitor cell lines, cell culture and manufacturing methods, methods used to discover, screen, and produce antibodies, as well as for improved treatment and research methods. Raven believes is has been aggressive in protecting its technology in the areas of therapeutic antibodies and cancer diagnosis and treatment. For discoveries related to these areas Raven typically files both U.S. and key international patent applications.

When Raven identifies antibodies or targets, Raven attempts to obtain patent protection for their compositions, gene sequences encoding the antibody candidate or target, diagnostics, compositions that mimic the functional areas of such antibodies or targets, as well as methods for making therapeutic compositions and methods for using such compositions. Raven is also pursuing claims for cells or other biological vectors into which the genes that encode our antibodies have been inserted, and for live animals that either have a copy of the antibody gene or have cells that may be used by the body to produce therapeutic antibodies.

In addition to patent protection, Raven protects its trade secrets relating to research, manufacturing and marketing through the use of confidentiality agreements and material transfer agreements. Raven requires its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality and invention agreements upon the commencement of employment or consulting relationships with Raven.

Legal Proceedings

On or about June 11, 2007, Patricia Soto, a former employee of Raven, filed a complaint with the San Mateo County Superior Court against Raven and John Whelan, Raven’s Chief Financial Officer and Chief Operating Officer. The complaint alleges breach of contract, breach of covenant of good faith and fair dealing, wrongful termination, and statutory violations and seeks unspecified monetary damages and other relief. Raven believes this claim is without merit and intends to contest the case vigorously.

Employees

Raven’s scientific leadership includes world-class, industry-leading researchers in the fields of cell biology, protein chemistry, animal disease models, antibody generation, and establishment of unique human cell lines. Raven has extensive expertise and capability in pre-clinical and clinical drug development, protein purification, molecular biology, and tumor pathology. Raven personnel also have extensive expertise in protein therapeutic production and antibody manufacturing for clinical development as well as experience in the scale-up of biopharmaceutical manufacturing of drug for clinical trials and commercialization. At all staffing levels, Raven’s team has exceptionally rich industry experience in drug discovery and development.

As of September 30, 2007, Raven employed 53 full-time employees. Of the full-time employees, none were engaged in sales and marketing, 37 were engaged in product development and clinical activities and 16 were engaged in general and administrative activities including 7 in executive management. None of Raven’s employees is represented by a labor union, and Raven considers its employee relations to be good.

Facilities

Raven’s corporate headquarters are located in South San Francisco, California, where Raven occupies approximately 45,000 square feet of office and laboratory space in a 66,000 square feet building. Raven’s lease obligation expires in 2018. Raven believes that the facilities that Raven currently leases are adequate for its needs for the immediate future and that, should it be needed, the unused space can be build out in its current building or additional space in another building leased to accommodate any future growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF RAVEN

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Financial Data,” and Raven’s financial statements and accompanying notes appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and Raven’s future financial performance, that involve risks and uncertainties. Raven’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth above under “Risk Factors — Risks Relating to Raven” and elsewhere in this proxy statement/prospectus.

Overview

Raven biotechnologies, inc., or Raven, is a biopharmaceutical company focused on the discovery, development and commercialization of innovative monoclonal antibody products, hereafter referred to as MAbs, to treat major, life threatening human cancers. Below is an overview of the material developments and trends that affected Raven’s results of operations and financial condition for the periods presented. Raven has one product candidate in Phase 1 human clinical testing, and a further four MAbs at various stages of pre-clinical development. Raven has also produced an extensive collection of over 200 MAbs using its approach. Several of these are being developed internally. One of the MAbs in pre-clinical development will be the subject of an IND filing which Raven plans to submit to the FDA by mid-2009. Raven will continue to evaluate and develop promising MAbs as well as out-license other MAbs to current and future collaborators for their development.

Raven is based in South San Francisco, California. As of September 30, 2007, Raven employed 53 full time employees. Since being founded in January 1999, Raven has raised $114 million through the sale of preferred stock. Between June 2005 October 2005, Raven raised over $48 million through the sales of Series D Convertible Preferred Stock.

Raven has incurred significant losses each year since inception. Raven expects to incur additional operating losses for the foreseeable future as it continues its product development efforts, including the start of clinical trials. Raven may, however, seek to raise additional capital as market conditions permit. There can be no assurance that funding will be available or, if available, that it will be available on acceptable terms. If Raven is not able to raise adequate funds, and its revenues are lower than expected or its operating expenses are higher than expected, it may be required to delay, scale back or terminate its clinical trials or to obtain funds by entering into arrangements with collaborative partners or others.

Critical Accounting Policies

Raven’s Management’s Discussion and Analysis of its Financial Condition and Results of Operations are based on its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, if any, at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates based upon historical experience and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management considers the accounting policies related to cash, available-for-sale securities, revenue recognition, research and development expenses, stock-based compensation and convertible preferred stock warrants to be critical.

Cash and Cash Equivalents

Raven considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Available-for-Sale Securities

Raven has classified its investments as “available-for-sale.” Such investments are carried at fair value and unrealized holding gains and losses are reported as a separate component of stockholders’ deficit until realized. Realized gains and losses on sales of all such securities are reported in interest income and are computed using the specific identification cost method. At September 30, 2007, Raven had no available-for-sale securities. At December 31, 2006 and 2005, available-for-sale securities of $9.1 million and $31.0 million, respectively, consisted of government securities and commercial paper. At December 31, 2006 and 2005, Raven had unrealized gains or losses of less than $0.1 million on its available-for-sale securities. These investments had original maturities greater than 90 days and less than one year.

Restricted Cash

Under the terms of a facility lease agreement, Raven was obligated to provide collateral to its landlord in the form of a letter of credit. At December 31, 2005, the letter of credit was collateralized by investments of $0.6 million, which was classified as a noncurrent asset. This amount was classified as a current asset as of December 31, 2006 due to a lease termination agreement for the facility effective March 2007. For its current facility, Raven is obligated to provide collateral to its landlord in the form of a letter of credit. As of September 30, 2007, the letter of credit was collateralized by investments of $0.1 million, which is classified as a noncurrent asset.

Revenue Recognition

Development, license and other nonrefundable up front payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Milestone payments are nonrefundable and recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of on-going performance obligations.

Research and Development Expenditures

Research and development costs are charged to operations as incurred.

Stock-Based Compensation

Prior to January 1, 2006, Raven accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, or APB 25, Accounting for Stock Issued to Employees, and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an Amendment to FAS No. 123. Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Raven’s stock and the exercise price of the option. The fair value of each option grant is estimated at the date of grant using the minimum value method. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. Effective January 1, 2006, Raven adopted the fair value provisions of SFAS No. 123(R), Share-Based Payment, or FAS 123R, using the prospective transition method, which requires the measurement and recognition of compensation expense, using a fair value based method, for all share-based payment awards granted, modified and settled to Raven’s employees and directors after January 1, 2006. FAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. For options granted prior to January 1, 2006, for which the requisite service period has not been performed, Raven will continue to recognize compensation expense on the remaining unvested awards under the intrinsic value method of APB 25. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the service period. Raven accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123 and Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Accounting for Convertible Preferred Stock Warrants

Raven has determined that its convertible preferred stock warrants are subject to the Financial Accounting Standards Board, or FASB, Staff Position, or FSP, No. 150-5, Issuer’s Accounting under FAS Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. The FSP requires that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities even though the underlying shares may be classified as equity. Accordingly, the fair value of the warrants, as determined on January 1, 2006, of $0.4 million was reclassified to liabilities. The cumulative effect of change in accounting principle was determined to be immaterial. The fair value of warrants is calculated using the Black-Scholes valuation model at each reporting period, with changes recorded to the statement of operations.

Accounting for Uncertainty in Tax Positions

In July 2006, the FASB, issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that Raven recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is the beginning of Raven’s fiscal year 2007. Raven’s unaudited condensed consolidated financial statements have not been materially impacted by the adoption of FIN 48 as of January 1, 2007. In May 2007, the FASB issued FSP No. FIN 48-1, Definition of ‘Settlement’ in FASB Interpretation No. 48, or FIN 48-1. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The adoption of FIN 48-1 did not have a material impact on Raven’s consolidated financial position, results of operations or cash flows.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, or SFAS 157, Fair Value Measurements. The standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Raven is currently evaluating what effects, if any, adoption of the provision of SFAS 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, or SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Raven is currently evaluating what effects, if any, adoption of the provision of SFAS 159 will have on its financial statements.

In June 2007, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF No. 07-3. EITF Issue No. 07-3 states that nonrefundable advance payments for future research and development activities should be deferred and recognized as an expense as the goods are delivered or the related services are performed. Entities should then continue to evaluate whether they expect the goods to be delivered or services to be rendered and, if an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF Issue No. 07-3 will be effective for Raven on January 1, 2008 and is to be applied prospectively for new contracts entered into on or after the effective date. Raven is currently evaluating the impact on its financial statements of adopting EITF Issue No. 07-3.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS 141(R). The objective of SFAS 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Raven is in the process of evaluating the impact, if any, that the adoption of SFAS 141(R) will have on our financial statements.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, or SFAS 160. The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. Raven is in the process of evaluating the impact, if any, that the adoption of SFAS 160 will have on our financial statements.

Results of Operations

Revenues

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2006	2005	2004	2007	2006
				(Unaudited)
	(In thousands)

Revenues	$—	$823	$454	$563	$—

Raven’s revenue for years ended December 31, 2004, 2005 and nine months ended September 30, 2007 was derived from payments received from its collaboration partners per the terms of collaboration agreements. Development, license and other nonrefundable up front payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. In 2004, Raven recognized $0.5 million in revenue and in 2005 Raven recognized $0.8 million in revenue per the terms of separate collaboration agreements with Abbott Laboratories and ICOS Corporation that were entered into in 2004. Raven recognized $0.6 million revenue during the nine months ended September 30, 2007 pursuant to a collaboration agreement with Wyeth.

In the future, Raven will seek to generate revenue through additional research collaborations and licensing agreements. Raven expects that any revenue it generates will fluctuate from quarter to quarter as a result of the timing and amount of research and development, milestone and other payments received under its collaborative or strategic relationships.

Research and Development Expenses

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2006	2005	2004	2007	2006
				(Unaudited)
	(In thousands)

Research and development	$16,765	$15,853	$16,792	$12,353	$11,897

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006.  Research and development expenses in the nine months ended September 30, 2007 increased approximately $0.5 million, or 4%, over the same period in fiscal 2006. The slight increase overall was primarily due to an increase in equipment and depreciation costs of $2.7 million related to the acceleration of depreciation of leasehold improvements in a facility that was vacated in March 2007 and an increase in clinical product manufacturing costs of $0.4 million. These increases were partially offset by a $1.8 million decrease in rental expense, a $0.6 million decrease in laboratory supplies and a $0.2 million decrease in personnel expenses due to cost-cutting measures.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 research and development expenses increased $0.9 million, or 6%, from fiscal 2005. Research and development expenses increased primarily due to increased depreciation costs of $0.9 million related to the acceleration of the depreciation of leasehold improvements in a facility that was vacated in March 2007 beginning in fourth quarter of fiscal 2006. Personnel costs increased by $0.9 million, patent legal costs increased by $0.2 million and laboratory supplies increased by $0.1 million. These were partially offset by a $0.9 million decrease in clinical trial and clinical material expenses and a decrease of $0.3 million in consulting service fees.

Fiscal 2005 Compared to Fiscal 2004.  Fiscal 2005 research and development expenses decreased $0.9 million, or 6%, from fiscal 2004. Research and development expenses decreased primarily due to the transition from pre-clinical activities to running a single phase 1 clinical trial resulting in decreased clinical product manufacturing and clinical costs of $1.0 million and decreased consulting expenses of $0.5 million which was partially offset by an increase of $0.6 million in personnel costs.

Raven does not believe that the historical costs associated with its lead drug development program are indicative of the future costs associated with this program or any other future drug development programs. Raven expects research and development expenses to increase as RAV12 progresses into Phase 2 clinical trials and it prepares for additional IND applications. Raven will need to commit significant resources to the pre-clinical activities and manufacturing of clinical drug materials prior to filing any new IND applications.

General and Administrative Expenses

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2006	2005	2004	2007	2006
				(Unaudited)
	(In thousands)

General and administrative	$7,043	$6,044	$5,681	$5,969	$4,993

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006.  General and administrative expenses in the nine months ended September 30, 2007 increased $1.0 million, or 20%, over the same period in fiscal 2006 primarily due to an increase in legal and professional fees of $0.7 million in connection with the planned merger with VaxGen and accelerated equipment and depreciation costs of $0.8 million related to leasehold improvements in a facility that was vacated in March 2007. These increases were partially offset by a decrease in facilities costs of $0.5 million, as a result of moving to a new building in April 2007.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 general and administrative expenses increased $1.0 million, or 17%, over fiscal 2005 primarily due to increased depreciation and equipment costs of $0.3 million related to the acceleration of the depreciation of leasehold improvements in a facility that was vacated in March 2007, increased legal fees of $0.1 million, increased personnel costs of $0.6 million and increased consultant costs of $0.1 million. These increases were partially offset by a decrease in facility costs of $0.1 million.

Fiscal 2005 Compared to Fiscal 2004.  Fiscal 2005 general and administrative expenses increased $0.4 million, or 6%, over fiscal 2004 primarily due to increased personnel costs of $0.2 million, increased travel costs of $0.1 million and increased facility costs of $0.1 million.

Other Income (Expense), Net

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2006	2005	2004	2007	2006
				(Unaudited)
	(In thousands)

Interest income	$1,309	$875	$257	$358	$1,059
Interest expense	(651)	(964)	(353)	(282)	(505)
Other	71	(58)	44	274	54

Other income (expense), net	$729	$(147)	$(52)	$350	$608

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006.  Other income (expense), net for the nine months ended September 30, 2007 decreased $0.3 million compared to the same period of fiscal 2006. This was primarily related to a decrease in interest income of $0.7 million, due to a decline in average cash balances outstanding during the period. Interest expense decreased $0.2 million because of a decreased level of debt outstanding during the nine months ended September 30, 2007 as compared to same period in 2006. Other income (expense) increased $0.2 million during the nine months ended September 30, 2007 as compared to the corresponding period in the prior year principally due to the 2007 sale of some excess furniture.

Fiscal 2006 Compared to Fiscal 2005.  Fiscal 2006 other income (expense), net increased $0.9 million from fiscal 2005. This increase was primarily due to higher interest income and a decrease in interest expense. Interest income increased $0.4 million because of increased interest rates during 2006 and higher average cash balances outstanding during the year. Interest expense decreased $0.3 million in proportion with the decrease in notes payable during the year. Other income (expense) increased $0.1 million in fiscal 2006 from fiscal 2005 primarily as a result of the change in the value of the preferred warrant liability account as a result of the adoption of FASB Staff Position 150-5 on January 1, 2006 which requires the classification of redeemable convertible preferred stock warrants as liabilities and the recording of changes in the fair value each period as other income or expense.

Fiscal 2005 Compared to Fiscal 2004.  Fiscal 2005 other income (expense), net decreased $0.1 million from fiscal 2004. This decrease was primarily due to higher interest expense of $0.6 million in connection with a loan from Venture Lending and Leasing and the write down of assets. These costs were offset by increased interest income of $0.6 million due a higher average cash balances outstanding during the year.

Interest expense for Raven’s loan from Venture Lending and Leasing will decrease as the loan is paid off in mid-2008. There will continue to be interest related charges related to equipment financing and possible interest charges related to Raven’s borrowings from its Series D investors and from VaxGen.

Liquidity And Capital Resources

	September 30, 2007	December 31, 2006
	(Unaudited)
	(In thousands)

Cash, cash equivalents, and investments	$4,336	$17,412
Working capital	675	14,764

Since Raven’s founding in 1999, it has applied the majority of its resources to research and development programs and has generated only limited operating revenue. Raven has experienced operating losses in every year since inception, resulting from funding the development of its potential drug candidates. Raven expects to continue to incur losses in the foreseeable future resulting from ongoing research and development efforts.

As of September 30, 2007, Raven had cash, cash equivalents and total investment securities available for sale of $4.3 million, which decreased by $13.1 million from cash, cash equivalents and total investment securities of $17.4 million as of December 31, 2006 resulting principally from the cash used in operations.

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2006	2005	2004	2007	2006
				(Unaudited)
	(In thousands)

Net cash used in operating activities	$(19,887)	$(18,758)	$(16,814)	$(9,674)	$(14,977)
Net cash provided by (used in) investing activities	21,245	(27,749)	9,173	7,376	19,270
Net cash provided by (used in) financing activities	(2,410)	46,048	4,769	(1,673)	(1,992)

Cash Flows from Operating Activities

Raven’s cash flows from operating activities in any period have been significantly influenced by expenditures on research and development, which are primarily driven by expenses for personnel-related and laboratory costs.

In the nine months ended September 30, 2007, Raven used $9.7 million of net cash from operating activities principally due to net losses of $17.4 million, offset by non-cash depreciation of $4.4 million and an increase in deferred rent of $2.6 million. Deferred rent increased during 2007 primarily due to cash flows related to Raven entering into a new facility lease in April 2007. For the nine months ended September 30, 2006, Raven used cash of $15.0 million in operating activities primarily due to net losses.

In fiscal 2006, Raven used $19.9 million of net cash from operating activities. This was primarily due to net losses of $23.1 million, partially offset by $2.4 million in non-cash depreciation. In fiscal 2005, Raven used $18.8 million of net cash from operating activities. This was primarily due to net losses of $21.2 million, partially offset by $1.1 million in non-cash depreciation and $2.1 million of deferred rent. In fiscal 2004 Raven used $16.8 million of net cash from operating activities. This was primarily due to net losses of $22.1 million, partially offset by $1.1 million in non-cash depreciation and $2.2 million of deferred rent.

Cash Flows from Investing Activities

Raven’s primary investing activities have been capital expenditures on equipment and net purchases of marketable securities.

For the nine months ended September 30, 2007, Raven received $7.4 million of net cash from investing activities due to $9.5 million in maturities and sales of marketable securities and refund of $0.5 million of lease deposit, which was partially offset by $2.6 million of capital expenditures primarily due to the build-out of the new facility. For the nine months ended September 30, 2006, Raven received $19.3 million of cash from investing activities primarily due to $24.0 million of maturities and sales of marketable securities, partially offset by purchases of investment securities of $4.4 million.

In fiscal 2006, Raven received $21.2 million of net cash from investing activities. This was primarily due to $22.1 million in net cash from maturities and sales of securities, partially offset by $0.9 million used for capital expenditures. In fiscal 2005, Raven used $27.7 million of net cash from investing activities. This was due to $26.8 million used for net purchases of marketable securities and $1.0 million used for capital expenditures primarily due to construction of leasehold improvements for a new facility. In fiscal 2004, Raven received $9.2 million of net cash from investing activities. This was primarily due to $9.5 million in cash from maturities and sales of securities, partially offset by $0.3 million used for capital expenditures.

Cash Flows from Financing Activities

Raven’s primary financing activities have been the issuances of convertible preferred stock and common stock, the issuance and repayment of notes payable and advances taken and repayments made under a line of credit.

For the nine months ended September 30, 2007, financing activities were primarily due to the net repayment of notes payable, which totaled $1.7 million. For the nine months ended September 30, 2006, cash from financing activities was primarily due to $2.0 million of payments on outstanding notes payable.

In fiscal 2006, Raven used $2.4 million of net cash from financing activities, which was primarily due to net payments on notes payable. In fiscal 2005, Raven generated $46.0 million of net cash from financing activities. This was primarily due to $46.5 million from issuances of preferred stock, partially offset by $0.4 million of net payments on notes payable. In fiscal 2004, Raven generated $4.8 million of net cash from financing activities. This was primarily due to working capital and equipment loans of $5.4 million, partially offset by $0.7 million of payments on notes payable.

Raven does not anticipate material capital expenditures for the remainder of 2007 or for fiscal year 2008.

Raven needs to raise additional capital or incur additional indebtedness to continue to fund operations. Future capital requirements will depend on many factors, including the rate of expansion of Raven’s workforce and the timing and extent of the expansion into clinical trials for its drug candidates. Accordingly, Raven may seek to raise additional funds when market conditions permit. There can be no assurance, however, that funding will be available or that, if available, it will be on acceptable terms.

Contractual Obligations

The following table summarizes our significant contractual obligations as of September 30, 2007:

Contractual Obligations

	Years Ending December 31,
	Remainder of					2012
	2007	2008	2009	2010	2011	and Beyond	Total
	(In thousands)

Equipment note	$126	$426	$272	$61	$5	$—	$890
Note payable	500	1,000	—	—	—	—	1,500
Operating lease	314	1,296	1,334	1,372	1,415	12,677	18,408

Total contractual cash obligations	$940	$2,722	$1,606	$1,433	$1,420	$12,677	$20,798

RAVEN QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, Raven’s financial position is subject to a variety of risks, including market risk associated with interest rate movements. Raven regularly assesses these risks and has established policies and business practices to protect against these and other exposures. As a result, Raven does not anticipate material potential losses in these areas.

The primary objective for Raven investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in widely diversified short-term and long-term investments, consisting primarily of investment grade securities. As of September 30, 2007, the fair value of Raven’s cash, cash equivalents and investments maturing in one year or less was $4.3 million and represented 100% of the cash, cash equivalents and investment portfolio. A hypothetical 50 basis point increase in interest rates would not result in a material decrease or increase in the fair value of these available-for-sale securities.

Raven has no assets or liabilities denominated in foreign country currencies and therefore is not subject to foreign currency exchange risks.

LEGAL MATTERS

Cooley Godward Kronish LLP has passed upon the validity of the VaxGen common stock to be issued in the merger and certain federal income tax consequences of the merger for VaxGen.

EXPERTS

The consolidated financial statements of VaxGen, Inc. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2006 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Raven biotechnologies, inc. and its subsidiary (a development stage enterprise) as of December 31, 2006 and 2005, for each of the three years in the period ended December 31, 2006, and for the period from January 4, 1999 (date of inception) to December 31, 2006 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are VaxGen stockholders will be “householding” our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to our Secretary, care of VaxGen, Inc., 349 Oyster Point Boulevard, South San Francisco, California 94080 or contact our Secretary at (650) 624-1000. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker.

WHERE YOU CAN FIND MORE INFORMATION

VaxGen has filed annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that VaxGen files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. VaxGen’s public filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning VaxGen also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

VaxGen has filed a Form S-4 registration statement to register with the SEC the offer and sale of the shares of VaxGen common stock to be issued to Raven. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus and proxy statement of VaxGen.

VaxGen has supplied all information contained in this proxy statement/prospectus relating to VaxGen and Merger Sub I and II, and Raven has supplied all information relating to Raven.

You should rely only on the information contained in this proxy statement/prospectus to vote your shares at the special meeting. We have not authorized anyone to provide you with information that differs from that contained in

this proxy statement/prospectus. This proxy statement/prospectus is dated [          ], 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of shares of VaxGen common stock in the merger shall create any implication to the contrary.

VaxGen, the VaxGen logos and all other VaxGen product and service names are registered trademarks or trademarks of VaxGen, Inc. in the United States and in other select countries. Raven, the Raven logos and all other Raven product and service names are registered trademarks or trademarks of Raven in the United States and in other select countries. “®” and “tm” indicate U.S. registration and U.S. trademark, respectively. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

ANNEX A1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
VAXGEN, INC.,
TLW MERGER SUB, INC.,
TLW, LLC,
AND
RAVEN BIOTECHNOLOGIES, INC.
Dated as of November 12, 2007

Page

ARTICLE 1 THE TRANSACTION		A1-2
1.1	The Transaction	A1-2
1.2	Effective Time	A1-2
1.3	Effect of Merger I	A1-2
1.4	Certificate of Incorporation; Bylaws; Certificate of Formation; Operating Agreement	A1-2
1.5	Directors and Officers of Surviving Corporation; Board of Managers of Surviving Entity and Parent	A1-3
1.6	Effect on Capital Stock	A1-3
1.7	Escrow	A1-5
1.8	Exchange of Certificates	A1-7
1.9	Stock Transfer Books	A1-8
1.10	No Further Ownership Rights in Raven Stock	A1-8
1.11	Lost, Stolen or Destroyed Certificates	A1-8
1.12	Tax Consequences	A1-8
1.13	Taking of Necessary Action; Further Action	A1-8
1.14	Effect of Merger II	A1-9
1.15	Material Adverse Effect	A1-9

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF RAVEN		A1-10
2.1	Organization of Raven	A1-10
2.2	Capital Structure	A1-10
2.3	Obligations with Respect to Capital Stock	A1-10
2.4	Authority	A1-11
2.5	Section 203 of the Delaware General Corporation Law Not Applicable	A1-11
2.6	Raven Financial Statements	A1-11
2.7	Absence of Certain Changes or Events	A1-12
2.8	Taxes	A1-12
2.9	Intellectual Property	A1-13
2.10	Compliance; Permits; Restrictions	A1-15
2.11	Litigation	A1-17
2.12	Brokers’ and Finders’ Fees	A1-17
2.13	Employee Benefit Plans	A1-17
2.14	Absence of Liens and Encumbrances; Condition of Equipment	A1-20
2.15	Environmental Matters	A1-20
2.16	Labor Matters	A1-20
2.17	Agreements, Contracts and Commitments	A1-21
2.18	Reorganization Matters	A1-22
2.19	Registration Statement; Proxy Statement	A1-22
2.20	Board Approval	A1-22
2.21	Books and Records	A1-22
2.22	Real Property Leases	A1-23
2.23	Insurance	A1-23
2.24	Accounts Receivable	A1-23
2.25	Certain Business Practices	A1-23
2.26	Suppliers	A1-24
2.27	Government Contracts	A1-24

A1-i

Page

2.28	Interested Party Transactions	A1-24
2.29	Warrants and Indemnity Agreements	A1-24

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS		A1-24
3.1	Organization of Parent; Merger Subs	A1-24
3.2	Authority	A1-24
3.3	Section 203 Of The Delaware General Corporation Law Not Applicable	A1-25
3.4	Board Approval	A1-25
3.5	SEC Filings; Financial Statements	A1-25
3.6	Capital Structure	A1-26
3.7	Obligations With Respect To Capital Stock	A1-26
3.8	Cash on Hand and No Undisclosed Liabilities	A1-27
3.9	Absence of Certain Changes or Events	A1-27
3.10	Taxes	A1-27
3.11	Intellectual Property	A1-28
3.12	Compliance; Permits; Restrictions	A1-28
3.13	Litigation	A1-29
3.14	Brokers’ and Finders’ Fees	A1-29
3.15	Employee Benefit Plans	A1-29
3.16	Environmental Matters	A1-32
3.17	Labor Matters	A1-32
3.18	Reorganization Matters	A1-32
3.19	Registration Statement; Proxy Statement/Prospectus	A1-33
3.20	Fairness Opinion and Board Approval	A1-34
3.21	Restrictions on Business Activities	A1-34
3.22	Government Contracts	A1-34
3.23	Interested Party Transactions	A1-34
3.24	Books and Records	A1-34
3.25	Real Property Leases	A1-34
3.26	Insurance	A1-35
3.27	Absence of Liens and Encumbrances; Condition of Equipment	A1-35
3.28	Agreements, Contracts and Commitments	A1-35

ARTICLE 4 CONDUCT OF BUSINESS PENDING THE TRANSACTION		A1-36
4.1	Conduct of Business	A1-36

ARTICLE 5 ADDITIONAL AGREEMENTS		A1-38
5.1	Proxy Statement/Prospectus; Registration Statement; Other	A1-38
5.2	Stockholder Approvals	A1-38
5.3	Access to Information; Confidentiality	A1-39
5.4	Consents; Approvals	A1-39
5.5	Bridge Loan	A1-39
5.6	Employee Matters	A1-39
5.7	Director Indemnification and Insurance	A1-40
5.8	Notification of Certain Matters	A1-41
5.9	Monthly Financial Statements	A1-41
5.10	Further Action	A1-41
5.11	Public Announcements	A1-41
5.12	Listing of Parent Common Stock	A1-41

A1-ii

Page

5.13	Tax-Free Reorganization	A1-42
5.14	Board of Directors of Parent	A1-42
5.15	No Solicitation	A1-42
5.16	Tax Matters	A1-46
5.17	Intentionally Omitted	A1-46
5.18	Consultation Regarding Certain Closing Conditions	A1-46

ARTICLE 6 CONDITIONS TO THE TRANSACTION		A1-46
6.1	Conditions to Obligation of Each Party to Effect Merger I	A1-46
6.2	Additional Conditions to Obligations of Parent	A1-47
6.3	Additional Conditions to Obligations of Raven	A1-47

ARTICLE 7 TERMINATION		A1-48
7.1	Termination	A1-48
7.2	Notice of Termination; Effect of Termination	A1-49
7.3	Termination Fees	A1-50
7.4	Fees and Expenses	A1-50

ARTICLE 8 INDEMNIFICATION		A1-50
8.1	Definitions	A1-50
8.2	Indemnification and Escrow Fund	A1-51
8.3	Limitations on Indemnification	A1-51
8.4	Assertion of Claims	A1-51
8.5	Notice and Defense of Third Party Claims	A1-52
8.6	Survival of Representations and Warranties	A1-52

ARTICLE 9 GENERAL PROVISIONS		A1-53
9.1	Notices	A1-53
9.2	Certain Definitions	A1-53
9.3	Definitions List	A1-54
9.4	Amendment	A1-57
9.5	Waiver	A1-57
9.6	Headings	A1-57
9.7	Severability	A1-57
9.8	Entire Agreement	A1-58
9.9	Assignment	A1-58
9.10	Parties in Interest	A1-58
9.11	Failure or Indulgence Not Waiver; Remedies	A1-58
9.12	Governing Law	A1-58
9.13	Counterparts	A1-58

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	[Reserved]
Exhibit D	Form of Escrow Agreement
Exhibit E	Bridge Loan Documents
Exhibit F	Certificate of Formation
Exhibit G	Operating Agreement

A1-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 12, 2007 (the “Agreement”), among VaxGen, Inc., a Delaware corporation (“Parent”), TLW Merger Sub, Inc., a newly-formed Delaware corporation wholly-owned by Parent (“Merger Sub I”), TLW, LLC, a newly-formed Delaware limited liability company wholly-owned by Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and Raven biotechnologies, inc., a Delaware corporation (“Raven”).

RECITALS

WHEREAS, the Boards of Directors of Parent and Raven have each determined that it is advisable and in the best interests of their respective stockholders for Parent to enter into a business combination with Raven upon the terms and subject to the conditions set forth herein.

WHEREAS, upon the terms and subject to the terms and conditions of this Agreement, Parent, Merger Subs and Raven intend to effect (i) a merger of Merger Sub I with and into Raven with Raven as the surviving corporation (“Merger I”) in accordance with the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), and (ii) immediately following the effectiveness of Merger I, a merger of Raven with and into Merger Sub II in accordance with the applicable provisions of Delaware Law and the Delaware Limited Liability Company Act (“DLLCA”) (“Merger II” and, together with Merger I, the “Transaction”). Upon consummation of the Transaction, Raven will cease to exist and Merger Sub II will succeed to all of Raven’s business, assets and liabilities.

WHEREAS, Parent, Merger Subs and Raven intend that Merger I and Merger II shall be treated as an integrated transaction and that the Transaction shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder (the “Treasury Regulations”).

WHEREAS, in connection with Merger I, each outstanding share of Raven Series D Preferred Stock, $0.001 per share (the “Raven Series D Preferred Stock”) shall be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth herein; and each outstanding share of Raven capital stock other than Raven Series D Preferred Stock shall be cancelled and shall receive no Merger Consideration.

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each Raven stockholder listed on Schedule A attached hereto (each, a “Major Raven Stockholder”) is entering into a voting agreement in substantially the form of Exhibit A attached hereto (the “Voting Agreements”), and each Major Raven Stockholder and Raven Affiliate listed on Schedule B attached hereto and each Parent Affiliate listed on Schedule B is entering into a lock-up agreement in substantially the form of Exhibit B attached hereto (the “Lock-Up Agreements”), under which such stockholder will agree not to sell 100% of the shares of Parent Common Stock he, she or it holds immediately following Merger I for a period of six months following the Effective Time of Merger I.

WHEREAS, Parent, Merger Subs and Raven desire to make certain representations and warranties and other agreements in connection with the Transaction.

A1-1

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, Parent, Merger Subs and Raven hereby agree as follows:

ARTICLE 1

THE TRANSACTION

1.1  The Transaction.

(a) Effective Time.  At the Effective Time of Merger I (as defined in Section 1.2), and subject to and upon the terms and conditions of this Agreement and Delaware Law, Merger Sub I shall be merged with and into Raven, and the separate corporate existence of Merger Sub I shall cease. Raven shall continue as the surviving corporation in Merger I (“Surviving Corporation I”). Immediately following the Effective Time of Merger I, and upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, Surviving Corporation I will be merged with and into Merger Sub II, and the separate existence of Surviving Corporation I shall cease. Merger Sub II shall continue as the surviving entity in Merger II (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of Raven in accordance with Delaware Law.

(b) Closing.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the consummation of the Transaction will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Article VI, at the offices of Cooley Godward Kronish LLP, 3175 Hanover Street, Palo Alto, CA 94304-1130, unless another date, time or place is agreed to in writing by the parties hereto.

1.2  Effective Time.  Upon the terms and subject to the provisions of this Agreement, the Agreement of Merger for Merger I, satisfying the applicable requirements of Delaware Law (the “Agreement of Merger”), and such other certificates, satisfying the applicable requirements of Delaware Law, as are required under Delaware Law, shall be duly executed by Raven and Merger Sub I and concurrently with the Closing filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the parties hereto and specified in the Agreement of Merger) being the “Effective Time of Merger I”). Upon the terms and subject to the provisions of this Agreement, the Agreement of Merger for Merger II, satisfying the applicable requirements of Delaware Law and the DLLCA (the “Second Agreement of Merger”), and such other certificates, satisfying the applicable requirements of Delaware Law and the DLLCA, as are required under Delaware Law and DLLCA, shall be duly executed by Surviving Corporation I and Merger Sub II and concurrently with or as soon as practicable following the Effective Time of Merger I filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law and the DLLCA (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the parties hereto and specified in the Second Agreement of Merger) being the “Effective Time of Merger II”).

1.3  Effect of Merger I.  The effect of Merger I shall be as provided in this Agreement and the applicable provisions of Delaware Law and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time of Merger I all the property, rights, privileges, powers and franchises of Raven shall vest in Surviving Corporation I, and all debts, liabilities, obligations and duties of Raven shall become the debts, liabilities, obligations and duties of Surviving Corporation I.

1.4  Certificate Of Incorporation; Bylaws; Certificate of Formation; Operating Agreement.

(a) Certificate of Incorporation.  The Certificate of Incorporation of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, shall be the Certificate of Incorporation of Surviving Corporation I until thereafter amended as provided by Delaware Law and such Certificate of Incorporation.

A1-2

(b) Bylaws.  The Bylaws of Merger Sub I, as in effect immediately prior to the Effective Time of Merger I, shall be the Bylaws of Surviving Corporation I until thereafter amended as provided by Delaware Law, the Certificate of Incorporation of Surviving Corporation I and such Bylaws.

(c) Certificate of Formation.  The Certificate of Formation of the Surviving Entity immediately after the Effective Time of Merger II shall be in a form attached as Exhibit F attached hereto.

(d) Operating Agreement.  The Operating Agreement of the Surviving Entity immediately after the Effective Time of Merger II shall be in a form attached as Exhibit G attached hereto.

1.5  Directors and Officers of Surviving Corporation; Board of Managers of Surviving Entity and Parent.  As of the Effective Time of Merger I, the initial directors of Surviving Corporation I shall be as set forth on Schedule 1.5, each to hold office in accordance with the Certificate of Incorporation and Bylaws of Surviving Corporation I, and the initial officers of Surviving Corporation I shall be as set forth on Schedule 1.5, in each case until their respective successors are duly elected or appointed and qualified. The Board of Managers of the Surviving Entity immediately after the Effective Time of Merger II shall be the respective individuals who are directors of Surviving Corporation I immediately prior to the Effective Time of Merger II. The directors and officers of Parent as of the Effective Time of Merger I shall be as provided in Section 5.14 below.

1.6  Effect on Capital Stock.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time of Merger I, by virtue of Merger I and without any action on the part of Parent, Merger Sub, Raven or the holders of any of the following securities:

(a) Conversion of Securities.

(i) Raven Series D Preferred Stock.

(1) In accordance with the terms of the Restated Certificate of Incorporation of Raven, each holder of shares of Raven Series D Preferred Stock issued and outstanding immediately prior to the Effective Time of Merger I shall be entitled to receive, prior and in preference to any holder of Raven Series A Preferred Stock, Raven Series B Preferred Stock, Raven Series C Preferred Stock or Raven Common Stock, an amount equal to two times (2X) the Original Issue Price of the Raven Series D Preferred Stock, plus any declared but unpaid dividends (the “Series D Preference Amount”), unless the amount distributable to the holders of Series D Preferred Stock shall be insufficient to permit the payment to such holders of the full Series D Preference Amount, in which case the entire amount legally available for distribution shall be distributed ratably among the holders of the Raven Series D Preferred Stock in proportion to the Series D Preferred Amount each such holder is otherwise entitled to receive. Each share of Raven Series D Preferred Stock issued and outstanding immediately prior to the Effective Time of Merger I (excluding any shares to be canceled pursuant to Section 1.6(b)) shall be canceled and extinguished and automatically converted, subject to Section 1.6(i), into the right to receive (i) 0.171284 share(s) (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of common stock of Parent, $0.01 par value per share (“Parent Common Stock”), subject to adjustment as set forth in this Agreement (the “Initial Merger Consideration”), and cash in lieu of any fractional shares of Parent Common Stock to be issued or paid in consideration therefor, and (ii) the right to receive a pro rata share of any release of shares of Parent Common Stock held in the Escrow Fund to the holders of Raven Series D Preferred Stock receiving Merger Consideration (the “Raven Stockholders”) in accordance with Section 8.2 and the Escrow Agreement.

(2) Notwithstanding the foregoing, the number of Parent Common Shares to be issued to the Raven Stockholders is subject to the following adjustments: (i) If, on the date that is no later than fourteen (14) days prior to the estimated date of the Effective Time of Merger I, the total amount of cash, cash equivalents and marketable securities held by Parent, plus the amount of outstanding indebtedness of Raven to Parent under the Bridge Loan (such total being the “Actual Cash Balance”) is less than Guaranteed Closing Cash Balance, as defined below, then the number of shares of Parent Common Stock to be issued to the Raven Stockholders as provided in Section 1.6(a)(i)(1) above shall be increased by an amount equal to the quotient obtained by dividing (A) the amount by which the Actual Cash Balance is less than the Guaranteed Closing Cash Balance by (B) the Parent Share Value; provided that in no event shall any increase to the number of shares of Parent Common Stock to be issued to the Raven Stockholders result in the number of shares of Parent Common Stock issuable to Raven Stockholders in Merger I representing more than 49.99% of the number of shares of Parent Common Stock

A1-3

outstanding as of immediately prior to the Effective Time of Merger I; (ii) if, immediately prior to the Effective Time of Merger I, the fees, expenses, liabilities and obligations incurred by Raven in connection with the transactions contemplated by this Agreement, including without limitation those owing to current and former Raven employees, directors and consultants relating to retention, severance and bonuses payable as of the Closing pursuant to agreements between Raven and such Raven employees, directors and consultants, and required to be paid in cash exceeds the amount of cash held by Raven (other than cash provided under the Bridge Loan Agreement between Raven and Parent) immediately prior to the Effective Time of Merger I (such deficiency being a “Cash Deficiency Amount”), then the number of shares of Parent Common Stock to be issued to the Raven Stockholders as provided in Section 1.6(a)(i)(1) above shall be decreased by an amount equal to the quotient obtained by dividing (A) the Cash Deficiency Amount by (B) the Parent Share Value; and (iii) if, on the date that is three days after the Parent Stockholders meeting at which Merger I is approved, the full amount of the “Commitments” under that certain Note Purchase Agreement dated November 12, 2007 by and among Raven and the parties thereto (“Note Purchase Agreement”) has not been funded and received by Raven in accordance with the terms thereof, then the Exchange Ratio to be used on Section 1.6(a)(i)(1) shall be changed to 0.07569. For purposes of this agreement, “Guaranteed Closing Cash Balance” shall be $64,000,000 if the Effective Time of Merger I occurs on or before March 31, 2008. Should the Effective Time of Merger I occur later than March 31, 2008, the Guaranteed Closing Cash Balance shall be reduced by $50,000 per day. For purposes of this Agreement, “Parent Share Value” shall mean the average of the last sale prices of the Parent Common Stock quoted on the “Pink Sheets” for the ten (10) trading days ending on the trading day immediately preceding the date of this Agreement.

(ii) Other Series of Raven Preferred Stock and Raven Common Stock.  Each share of Raven Series A Preferred Stock, Raven Series B Preferred Stock, Raven Series C Preferred Stock and Raven Common Stock issued and outstanding immediately prior to the Effective Time of Merger I shall, by virtue of Merger I, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist, all in accordance with the Restated Certificate of Incorporation of Raven as a result of the allocation of the Merger Consideration to the liquidation preference of the Series D Preferred Stock as set forth therein.

(b) Cancellation.  Each Share held in the treasury of Raven and each Share owned by Parent or by any direct or indirect wholly owned subsidiary of Raven or Parent immediately prior to the Effective Time of Merger I shall, by virtue of Merger I and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.

(c) Capital Stock of Merger Sub I.  Each share of common stock, par value $0.001 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time of Merger I shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of Surviving Corporation I. Each stock certificate of Merger Sub I evidencing ownership of any such shares shall, as of the Effective Time of Merger I, evidence ownership of such shares of common stock of Surviving Corporation I.

(d) Restricted Stock.  At the Effective Time of Merger I, those shares of Raven Common Stock subject to vesting or other restrictions shall fully vest and any restrictions and rights of repurchase thereon fully lapse.

(e) Warrants.  All warrants to purchase Raven Series D Preferred Stock (the “Series D Warrants”) outstanding as of the Effective Time of Merger I shall be assumed by Parent and shall continue to have, and be subject to, the same terms and conditions as are in effect immediately prior to the Effective Time of Merger I, except that such Series D Warrants shall be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the nearest whole number of shares of Parent Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of (i) the number of shares of Raven Series D Preferred Stock that were issuable upon exercise of such Series D Warrant immediately prior to the Effective Time of Merger I and (ii) the Exchange Ratio, and the per share exercise price of each such Series D Warrant shall be adjusted by dividing (A) the per share exercise price of such Series D Warrant immediately prior to the Effective Time of Merger I by (B) the Exchange Ratio.

(f) Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect fully (i) the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Raven Series D Preferred Stock), reorganization, recapitalization or other like change with

A1-4

respect to Parent Common Stock or Raven Series D Preferred Stock occurring after the date hereof and prior to the Effective Time of Merger I, and (ii) any change in the number of shares of Series D Preferred Stock outstanding as of immediately prior to the Effective Time of Merger I from 188,470,593.

(g) Fractional Shares.  No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of Raven Series D Preferred Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the applicable price per share calculated in accordance with Section 1.6(a).

(h) Dissenting Shares.  Any holder of shares of Raven Common Stock or Raven Preferred Stock issued and outstanding immediately prior to the Effective Time of Merger I with respect to which dissenters’ rights, if any, are available by reason of Merger I pursuant to Section 262 of Delaware Law and/or Chapter 13 of the California General Corporation Law (the “CGCL”) who has not voted in favor of Merger I or consented thereto in writing and who complies with Section 262 of Delaware Law and/or Chapter 13 of the CGCL (“Dissenting Shares”) shall not be entitled to receive any portion of the Merger Consideration pursuant to this Article 1, unless such holder fails to perfect, effectively withdraws or loses its dissenters’ rights under Delaware Law and/or the CGCL. Such holder shall be entitled to receive only such rights as are granted under Section 262 of Delaware Law and/or Chapter 13 of the CGCL. If any such holder fails to perfect, effectively withdraws or loses such dissenters’ rights under Delaware Law and/or the CGCL, as applicable, such Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time of Merger I into the right to receive the Merger Consideration to which such shares of Raven Common Stock or Raven Preferred Stock are entitled pursuant to this Article 1, if any, without interest. Prior to the Effective Time of Merger I, Raven shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any payments made with respect to Dissenting Shares shall be made solely by the Surviving Entity, and no funds or other property have been or shall be provided by Parent, Merger Sub I or Merger Sub II for such payment.

1.7  Escrow

(a) Escrow.

(i) At the Effective Time of Merger I, to provide funds for the satisfaction of any claims for indemnification made by Parent Indemnified Persons pursuant to Article 8 of this Agreement, Parent shall deliver 10% of the shares of Parent Common Stock to which each Raven Stockholder (each, an “Escrow Participant” and collectively, the “Escrow Participants”) is entitled pursuant to this Article 1 (collectively, the “Escrow Amount”) to an escrow account (the “Escrow Account”) to be established by Parent with U.S. Bank (the “Escrow Agent”), to be held by the Escrow Agent pursuant to the terms of the escrow agreement set forth as Exhibit D attached hereto (the “Escrow Agreement”).

(ii) The certificate representing the Escrow Shares shall be retained in the Escrow Account until released pursuant to Section 1.7(b) below. During the period in which the Escrow Amount is retained in the Escrow Account, the Escrow Amount will be held for the benefit of the registered holders of the Escrow Amount, and such registered holders shall be entitled to vote the Escrow Shares and to receive the economic benefit of any dividends paid with respect to the Escrow Shares as provided in the Escrow Agreement. From and after the Effective Time of Merger I, unless and until it is determined that a Parent Indemnified Person is entitled to retain the Escrow Shares in respect of indemnification claims, the Escrow Shares shall appear as issued and outstanding on the balance sheet of Parent.

(b) Release of Escrow.

(i) Within five (5) Business Days following the Expiration Date, in accordance with the terms of the Escrow Agreement, the Escrow Agent shall distribute to the Escrow Participants, at their respective addresses and in proportion to their respective Pro Rata Amount set forth on the Closing Consideration Exhibit to the Escrow Agreement, any Escrow Shares deposited into the Escrow Account pursuant to this Section 1.7 less (i) the number of Escrow Shares paid to Parent in satisfaction of indemnification claims made by Parent prior to the Expiration Date pursuant to Article 8 hereof, and (ii) a number of Escrow Shares which the Escrow Agent shall retain equal to the aggregate amount of indemnification claims made by Parent pursuant to Article 8 hereof which shall be outstanding and unresolved (the “Aggregate Outstanding Claims”), or, in the event that the Aggregate Outstanding

A1-5

Claims exceed the remaining number of Escrow Shares, all remaining Escrow Shares (such number of retained Escrow Shares and such number of retained Escrow Shares as such amount and number may be further reduced after the Expiration Date by distributions to the Escrow Participants by Parent pursuant to Article 8 hereof and amounts paid to Parent in satisfaction of indemnification claims made by Parent prior to the Expiration Date pursuant to Article 8 hereof, the “Retained Escrow Consideration”).

(ii) In the event and to the extent that after the Expiration Date any outstanding indemnification claim made by a Parent Indemnified Person pursuant to Article 8 hereof is resolved against such Parent Indemnified Person (or is resolved in favor of a Parent Indemnified Person but in a smaller amount than originally retained by the Escrow Agent on behalf of Parent), the Escrow Agent shall deliver to the Escrow Participants, at their respective addresses and in proportion to their respective Pro Rata Amount set forth on the Closing Consideration Exhibit to the Escrow Agreement, an amount of the Retained Escrow Consideration corresponding to the amount of the outstanding indemnification claim resolved against such Parent Indemnified Person (or, in the case where the indemnification claim is resolved in favor of a Parent Indemnified Person but in a smaller amount than originally retained by Parent, the difference between the amount resolved in favor of such Parent Indemnified Person and the amount originally retained), unless the remaining Aggregate Outstanding Claims would exceed the Retained Escrow Consideration after such distribution, in which case the Escrow Agent shall retain in the Escrow Account a number of Escrow Shares equal in value to the amount of the remaining Aggregate Outstanding Claims.

(c) Escrow Participant Representative.

(i) Shareholder Representative Services, LLC is hereby appointed and constituted the “Escrow Participant Representative” under this Agreement, and as such shall serve as agent for and have all powers as attorney-in-fact of each Escrow Participant, for and on behalf of each Escrow Participant, to take the following actions in connection with the negotiation, settlement and compromise of indemnification claims pursuant to Article 8 of this Agreement and the release of the Escrow Amount in connection therewith: to give and receive notices of communications; to agree to, negotiate or enter into settlements and compromises of and comply with orders of courts with respect to any disputes involving any claims made by Parent Indemnified Persons or the Escrow Participants under this Agreement; to sign receipts, consents or other documents to effect any of the transactions contemplated by this Agreement; and to take all actions necessary or appropriate in the judgment of the Escrow Participant Representative in connection with the foregoing. In no event shall the consent of any Escrow Participant be required for the Escrow Participant Representative to settle or compromise any claim or dispute on behalf of the Escrow Participants.

(ii) If the Escrow Participant Representative elects to resign as Escrow Participant Representative for any reason, the Escrow Participant Representative shall notify Parent of its intent to resign, and Escrow Participants representing at least a majority of the aggregate Escrow Shares shall, by written notice to Parent, appoint a successor Escrow Participant Representative within five (5) Business Days after receiving notice of such resignation. Escrow Participants representing at least a majority of the aggregate Escrow Amount may, at any time, by written notice to Parent, appoint a replacement Escrow Participant Representative.

(iii) Notice or communications to or from the Escrow Participant Representative pursuant to this Section 1.7 given in accordance with Section 9.1 hereof shall constitute notice to or from each of the Escrow Participants.

(iv) A decision, act, consent or instruction of the Escrow Participant Representative pursuant to this Section 1.8 shall constitute a decision, act, consent or instruction of each and all of the Escrow Participants, and shall be final, binding and conclusive upon each and all of the Escrow Participants, and Parent shall be entitled to rely upon any decision, act, consent or instruction of the Escrow Participant Representative as being the decision, act, consent or instruction of each and all of the Escrow Participants, and Parent shall be relieved from any liability to any Person for any acts done by it in accordance with such decision, act, consent or instruction.

(v) The Escrow Participant Representative shall promptly notify each Escrow Participant in the event of any decision, act, consent or instruction of the Escrow Participant Representative pursuant to this Section 1.7(c). Each Escrow Participant, severally in proportion to its respective Pro Rata Amount and not jointly, with right of contribution among them, shall indemnify and hold harmless the Escrow Participant Representative with respect to any claim, loss, damage, cost and liability against such Escrow Participant Representative, including without

A1-6

limitation reasonable attorneys’ fees and costs, arising from any decision, act, inaction, consent or instruction of such Escrow Participant Representative pursuant to this Section 1.7(c) from out of the Escrow Account, unless and to the extent that such claim arises from such Escrow Participant Representative’s gross negligence or willful misconduct. The Escrow Participant Representative shall not be liable to any Raven Stockholder for any act done or omitted hereunder as Escrow Participant Representative except to the extent the Escrow Participant Representative has acted with gross negligence or willful misconduct.

(vi) The Escrow Participant Representative shall have no duties or responsibilities except those expressly set forth herein and in the Escrow Agreement. The Escrow Participant Representative may consult with its own counsel. Any fees and expenses incurred by the Escrow Participant Representative shall be reimbursable by the Raven Stockholders through the Escrow Account. The Escrow Participant Representative may rely on any notice, instruction, certificate, statement, request, consent, confirmation, agreement or other instrument which it reasonably believes to be genuine and to have been signed or presented by a proper Person or Persons.

1.8  Exchange of Certificates.

(a) Exchange Agent.  Parent shall supply, or shall cause to be supplied, to or for the account of a bank or trust company designated by Parent (the “Exchange Agent”), in trust for the benefit of the holders of Raven Series D Preferred Stock, for exchange in accordance with this Section 1.8, through the Exchange Agent, certificates evidencing the Parent Common Stock constituting the Initial Merger Consideration and issuable pursuant to this Agreement in exchange for outstanding Shares.

(b) Exchange Procedures.  Promptly following the Effective Time of Merger I, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time of Merger I evidenced outstanding Shares (the “Certificate(s)”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate(s) shall pass, only upon proper delivery of the Certificate(s) to the Exchange Agent and shall be in such form and have such other provisions as Parent and Raven may mutually agree) and (ii) instructions to effect the surrender of the Certificate(s) in exchange for the certificates evidencing shares of Parent Common Stock and, in lieu of any fractional shares thereof, cash. The letter of transmittal shall also specify that the Raven Stockholder, by executing the letter of transmittal and surrendering the Certificate(s) in connection with Merger I, agrees to the appointment of the Escrow Participant Representative. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificate(s) evidencing that number of whole shares of Parent Common Stock which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, if any, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 1.6(g), (C) the right to receive a pro rata share of any distribution to the Raven Stockholders as of the Effective Time of Merger I pursuant to Section 8.2 hereof and the Escrow Agreement, if any, and (D) cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 1.6(h), if any (the rights to receive such shares of Parent Common Stock, dividends, distributions and cash described in these clauses (A) through (D), being, collectively, the “Merger Consideration”), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of Raven as of the Effective Time of Merger I, Parent Common Stock and cash may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.8(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time of Merger I, represented Shares will be deemed from and after the Effective Time of Merger I, for all corporate purposes, other than the payment of dividends, to evidence the right to receive the Merger Consideration.

(c) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the Effective Time of Merger I, with respect to Parent Common Stock with a record date after the Effective Time of Merger I, shall be paid to the holder of any unsurrendered Certificate until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange

A1-7

therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time of Merger I theretofore paid with respect to such whole shares of Parent Common Stock.

(d) Transfers of Ownership.  If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any person designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e) No Liability.  Notwithstanding anything to the contrary in this Section 1.8, neither Parent nor Raven shall be liable to any holder of Raven Series D Preferred Stock or Parent Common Stock for any Merger Consideration (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Withholding Rights.  Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares, such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent.

1.9  Stock Transfer Books.  Subject to Section 1.8(b), at the Effective Time of Merger I, the stock transfer books of Raven shall be closed, and there shall be no further registration of transfers of Raven Common Stock or Raven Preferred Stock thereafter on the records of Raven.

1.10  No Further Ownership Rights in Raven Stock.  The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Entity of Shares which were outstanding immediately prior to the Effective Time of Merger I. If, after the Effective Time of Merger I, Certificates are presented to the Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article I.

1.11  Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit (with indemnity) of that fact by the holder thereof, such shares of Parent Common Stock and cash in lieu of fractional shares as may be required pursuant to Section 1.6. The parties shall cooperate and use reasonable efforts to identify and obtain all Certificates to be exchanged, and to finalize the letter of transmittal to be provided to the Exchange Agent, prior to the Effective Time.

1.12  Tax Consequences.  It is intended by the parties hereto that Merger I and Merger II shall be treated as a single integrated transaction and shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

1.13  Taking of Necessary Action; Further Action.  Each of Parent and Raven in good faith will take all such commercially reasonable and lawful action as may be necessary or appropriate in order to effectuate Merger I in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time of Merger I, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Raven, the Board of Managers of the Surviving Entity is fully authorized in the name of the company or otherwise to take, and will take, all such lawful and necessary action.

A1-8

1.14  Effect of Merger II.  By virtue of Merger II and without any further action on the part of Parent, Merger Sub II or Surviving Corporation I, (i) each membership interest of Merger Sub II outstanding immediately prior to Merger II shall be unchanged and shall remain issued and outstanding and (ii) each share of common stock of Surviving Corporation I outstanding prior to Merger II shall be cancelled without consideration and shall cease to be an outstanding share of Surviving Corporation I stock.

1.15  Material Adverse Effect.

(a) When used in this Agreement with respect to Raven, the term “Material Adverse Effect” means any change or effect that, individually or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations, taken as a whole, of Raven or on the ability of Raven to complete the Closing pursuant to the terms hereof and/or comply with its obligations hereunder, in each case excluding any change or effect arising from or relating to any action taken by Raven at Parent’s written request; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect with respect to Raven: (i) changes in prevailing economic or market conditions in the United States, which changes or developments do not disproportionately affect Raven relative to other participants in the biotechnology industry in any material respect; (ii) changes or developments in the biotechnology industry generally, which changes or developments do not disproportionately affect Raven relative to other participants in the biotechnology industry in any material respect; (iii) changes or developments in financial or securities markets or in connection with general economic, political or regulatory conditions, which changes do not disproportionately affect Raven in any material respect; (iv) any adverse effect resulting from or relating to any change in applicable laws or regulations or accounting requirements or principles; (v) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby; or (vi) hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof. In addition, a Raven Material Adverse Effect will not include a loss of employees that occurs as a result of the announcement of this Agreement or the pendency of the transactions contemplated in this Agreement that would not reasonably be expected either to (x) materially delay the development of RAV12, Raven’s pre-clinical drug candidates in development as of the date of this Agreement, and/or Raven’s research and development collaboration activities as of the date of this Agreement, or (y) to materially impair Raven’s ability to develop its core technologies or intellectual property.

(b) When used in this Agreement with respect to Parent, the term “Material Adverse Effect” means any change or effect that, individually or in the aggregate, is or would reasonably be expected to be, materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations, taken as a whole, of Parent or on the ability of Parent, as the case may be, to complete the Closing pursuant to the terms hereof and/or comply with its obligations hereunder, in each case excluding any change or effect arising from or relating to any action taken by Parent at Raven’s written request; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect with respect to Parent (i) changes in prevailing economic or market conditions in the United States, which changes or developments do not disproportionately affect Parent relative to other participants in the biotechnology industry in any material respect; (ii) changes or developments in the biotechnology industry generally, which changes or developments do not disproportionately affect Parent relative to other participants in the biotechnology industry in any material respect; (iii) changes or developments in financial or securities markets or in connection with general economic, political or regulatory conditions, which changes do not disproportionately affect Parent in any material respect; (iv) any adverse effect resulting from or relating to any change in applicable laws or regulations or accounting requirements or principles; (v) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby; or (vi) hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof.

A1-9

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF RAVEN

Raven hereby represents and warrants to Parent that, except as set forth in the written disclosure schedule delivered by Raven to Parent (it being understood that any such exception shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection to which the relevance of such disclosure is reasonably apparent on its face) (the “Raven Disclosure Schedule”):

2.1  Organization of Raven.  Each of Raven and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Raven. Raven has made available to Parent a true and complete list of all of Raven’s subsidiaries, together with the jurisdiction of incorporation of each subsidiary. Raven made available a true and correct copy of the Certificate of Incorporation and Bylaws of Raven and similar governing instruments of each of its subsidiaries, each as amended to date, to counsel for Parent.

2.2  Capital Structure.  The authorized capital stock of Raven consists of 447,000,000 shares of Common Stock, par value $0.001 per share, of which there are 22,225,614 shares issued and outstanding as of the date of this Agreement and 254,834,607 shares of Preferred Stock, par value $0.001 per share, of which 2,305,000 shares have been designated Series A Preferred Stock, 12,420,760 shares have been designated Series B Preferred Stock, 51,638,254 shares have been designated Series C Preferred Stock and 188,470,593 shares have been designated as Series D Preferred Stock, and 2,305,000 shares of Series A Preferred Stock, 12,420,760 shares of Series B Preferred Stock, 51,638,254 shares of Series C Preferred Stock, and 164,599,208 shares of Series D Preferred Stock are issued and outstanding as of such date. No shares of capital stock are held in Raven’s treasury. All outstanding shares of Raven Common Stock and Raven Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Raven or any agreement or document to which Raven is a party or by which it is bound, and were issued in compliance with all applicable federal and state securities laws. As of the date hereof, Raven has reserved an aggregate of 4,636,387 shares of Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Raven Stock Option Plan, under which stock options (the “Raven Options”) are outstanding for an aggregate of 44,123,643 shares. All shares of Raven Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Section 2.2 of the Raven Disclosure Schedule lists each holder of Raven Common Stock and Raven Preferred Stock, each outstanding option and warrant to acquire shares of Raven Common Stock or Raven Preferred Stock, as applicable, the name of the holder of such option or warrant, the number of shares subject to such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant will have vested at such date, the vesting schedule and termination date of such option or warrant and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, indicating the extent of acceleration, if any.

2.3  Obligations with Respect to Capital Stock.  Except as set forth in Section 2.3 of the Raven Disclosure Schedule, there are no equity securities of any class of Raven, or any securities exchangeable or convertible into or exercisable for such equity securities, authorized, issued, reserved for issuance or outstanding. Except for securities Raven owns, directly or indirectly through one or more subsidiaries, there are no equity securities of any class of any subsidiary of Raven, or any security exchangeable or convertible into or exercisable for such equity securities, issued, reserved for issuance or outstanding. Except as set forth in Section 2.3 of the Raven Disclosure Schedule, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which Raven or any of its subsidiaries is a party or by which it is bound obligating Raven or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of Raven or any of its subsidiaries or obligating Raven or any of its subsidiaries to grant, extend, accelerate the vesting

A1-10

of or enter into any such option, warrant, equity security, call, right, commitment or agreement. Except as set forth on Section 2.3 of the Raven Disclosure Schedule, there are no registration rights and, to the knowledge of Raven, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Raven or with respect to any equity security of any class of any of its subsidiaries.

2.4  Authority.

(a) Raven has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Raven, and the filing and recordation of the Certificate of Merger pursuant to Delaware Law, in a form reasonably agreed to by the parties. This Agreement has been duly executed and delivered by Raven and, assuming the due authorization, execution and delivery by Parent, constitutes the valid and binding obligation of Raven, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Raven does not, and the performance of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Raven or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval of Raven’s stockholders of Merger I as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Raven or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Raven’s rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Raven or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Raven or any of its subsidiaries is a party or by which Raven or any of its subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of the provisions of this clause (iii), reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of Merger I or other transactions contemplated by this Agreement. Section 2.4 of the Raven Disclosure Schedule lists all material consents, waivers and approvals under any of Raven’s or any of its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to Raven in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably expected to have a Material Adverse Effect on Raven or Parent or be reasonably expected to have a material adverse effect on the ability of the parties to consummate Merger I.

2.5  Section 203 of the Delaware General Corporation Law Not Applicable.  The Board of Directors of Raven has taken all necessary actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a “business combination” (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of Merger I or the other transactions contemplated by this Agreement.

2.6  Raven Financial Statements.  The audited consolidated financial statements (including any related notes thereto) representing the financial condition of Raven as of December 31, 2004, December 31, 2005 and December 31, 2006 and the unaudited financial statements (including the notes thereto) representing the financial condition of Raven as of September 30, 2007 were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Raven and its subsidiaries as of the

A1-11

respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements are subject to normal year-end adjustments which are not expected to be material in amount. Except as disclosed in Raven’s audited consolidated financial statements (including the notes thereto) as of December 31, 2006 and the unaudited financial statements (including the notes thereto) as of September 30, 2007 (collectively, the “Raven Financials”), neither Raven nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Raven and its subsidiaries taken as a whole, except (i) liabilities incurred in connection with the transactions contemplated in this Agreement, which shall be paid and satisfied by Raven prior to the Effective Time of Merger I, (ii) liabilities described on Schedule 2.6 of the Raven Disclosure Schedule, or (iii) liabilities incurred following December 31, 2006 in the ordinary course of business consistent with past practices in both type and amount.

2.7  Absence of Certain Changes or Events.  Except as set forth in Section 2.7 of the Raven Disclosure Schedule, since December 31, 2006 through the date of this Agreement, Raven has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (i) any event that has had, or that would be reasonably expected to result in, a Material Adverse Effect on Raven, (ii) any material change by Raven in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (iii) any revaluation by Raven of any of its assets having a Material Adverse Effect on Raven, or (iv) writing off of notes or accounts receivable other than in the ordinary course of business, or (v) other actions, events or occurrences that would have required the consent of Parent under subsections (a), (c), (d), (f), (g), (i) clauses (ii) and (iv) only, (k), (l) or (n) of Section 4.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.8  Taxes.

(a) As used in this Agreement, the terms “Tax” and “Taxes” mean all income, profits, gross receipts, environmental, customs duty, capital stock, sales, use, occupancy, value added, ad valorem, stamp, franchise, withholding, payroll, employment, unemployment, disability, excise, property, production and other taxes, duties or assessments of any nature imposed by any Governmental Entity (whether national, local, municipal or otherwise) or political subdivision thereof, together with all interest, penalties and additions imposed with respect to such Taxes and any interest in respect of such penalties or additions.

(b) Each of the material returns, declarations, estimates, information statements or reports required to be filed with a Governmental Entity with respect to Taxes (“Tax Returns”) by or with respect to Raven: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Raven (whether or not shown to be due on filed Tax Returns) have been timely paid, except to the extent such amounts are being contested in good faith by Raven or are properly reserved for in the Raven Financials. There are no liens for Taxes on any asset of Raven other than liens for Taxes not yet due and payable.

(c) All material Taxes that Raven has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable law when due, have been duly and timely paid to the proper Governmental Entity.

(d) There has not been any audit, examination or other administrative or court proceeding for or relating to any liability in respect of Taxes by any Governmental Entity in respect of which Raven has received a written notice, and Raven has not been notified in writing by any Governmental Entity that any such audit, examination or other administrative or court proceeding involving Taxes is contemplated or pending. No extension of time with respect to any date on which a Tax Return was required to be filed by Raven is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to Raven is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by Raven in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). No claim has been made in writing to Raven by any Governmental Entity in a jurisdiction where Raven does not file Tax Returns that Raven is subject to taxation by that jurisdiction and, to Raven’s knowledge, there are no facts or basis upon which any such claim could reasonably be made. No issues relating to any material amount of Taxes were

A1-12

raised by the relevant Governmental Entity in any completed audit or examination that would reasonably be expected to recur in a later taxable period.

(e) The unpaid Taxes of Raven did not, as of the date of Raven’s audited financial statements for the fiscal year ended December 31, 2006, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the balance sheet contained in such audited financial statements. Since the date of the most recent audited financial statements, Raven has not incurred any liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice.

(f) Raven has not agreed, or will not be required, to make any adjustment for any period after the date of this Agreement pursuant to Section 481(a) of the Code by reason of any change in any accounting method made prior to the date hereof. There is no application pending with any Governmental Entity requesting permission for any such change in any accounting method of Raven, and the Internal Revenue Service has not issued in writing any pending proposal regarding any such adjustment or change in accounting method.

(g) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by Raven with any taxing authority or issued by any taxing authority to Raven. There are no outstanding rulings of, or request for rulings with, any Governmental Entity addressed to Raven that are, or if issued would be, binding on Raven.

(h) Raven is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits. Raven has no liability for the Taxes of any third party under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise (other than entities for which Raven is or was the common parent).

(i) Raven is not a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax return under state, local or foreign Tax law (other than a group the common parent of which is Raven).

(j) Raven does not (i) own a single member limited liability company which is treated as a disregarded entity, and (ii) is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code.

(k) Raven has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Raven believes it has substantial authority for or has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(l) Raven is not (and has not been for the five-year period ending at Closing) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(m) Raven does not have a permanent establishment in any country other than the United States, as defined in any applicable Tax treaty between the United States and such other country.

2.9  Intellectual Property.  For purposes of this Agreement, the following terms shall be defined as follows:

(a) “IP Rights” means any and all of the following in any country or region: (A) Copyrights, Patent Rights, Trademark Rights, trade dress rights, domain name registrations, website addresses, trade secrets, technology licenses, know-how, confidential information, shop rights and all other intellectual and industrial property rights; and (B) the right (whether at law, in equity, by contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the right to sue for and seek remedies against past, present and future infringements of any or all of the foregoing or injury to the good will therein, to institute and prosecute all suits and proceedings and take all actions that may be necessary or proper to collect, assert or enforce any claim, right or title of any kind in and to any and all of the foregoing under the laws of any jurisdiction worldwide.

(b) “Copyrights” means all copyrightable and copyrighted works, registered or unregistered, published or unpublished, including without limitation databases and other compilations of information and all categories of works eligible for protection under U.S. and international copyright law, including rights of authorship, exclusive ownership, of attribution and integrity, and include exclusive rights to use, copy, publish,

A1-13

reproduce, distribute, perform, display sell, assign, adapt, create derivative works, import, export, and transmit, as well as exclusive rights to register, seek registration, obtain renewals and extensions of registrations, together with all other rights and interests accruing under U.S. and international copyright law.

(c) “Material Raven IP Rights” means all Raven IP Rights other than those which, individually or in the aggregate, are not material to the conduct of the current Raven business; provided, however, that all Raven IP Rights that relate directly to and are necessary for the development of the Raven Programs and Candidates shall constitute Material Raven IP Rights.

(d) “Patent Rights” means all invention disclosure documents, issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement shall include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

(e) “Raven IP Rights” means all IP Rights owned solely or co-owned by Raven or in which Raven has any right, title or interest.

(f) “Raven Programs and Candidates” means the drug discovery programs and platform technologies of Raven, including its cell line development and whole cell immunization technologies, conditioned cell immunization technology, antibody discoveries, and tumor stem cell discoveries, including identification, purification and testing development and technology, and the drug candidates which may be derived therefrom, including without limitation murine, chimeric and humanized Rav 12, Rav 13, Rav 14, Rav 15, Rav 17, Rav 18, Rav 19 antibodies. A “drug” as used in this section connotes any prophylactic and/or therapeutic composition.

(g) “Trademark Rights” means all trademarks, service marks, domain names, web site addresses, intranet sites, trade dress, logos, trade names, corporate names, business identifiers, registered or unregistered, together with all translations, transliterations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, and all rights to register, seek registration, maintain and obtain renewals of registrations, together with all other rights and interests accruing under U.S. trademark law or the national or regional trademark laws of any applicable jurisdiction worldwide.

(h) Part 1 of Section 2.9(b) of the Raven Disclosure Schedule lists all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) owned solely by Raven as of the date hereof, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution status or subsequent registration activity thereof. Part 2 of Section 2.9(b) of the Raven Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) in which Raven has any co-ownership interest, other than those owned solely by Raven, setting forth in each case the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution status or subsequent registration activity thereof. Part 3 of Section 2.9(b) of the Raven Disclosure Schedule lists, to the knowledge of Raven as of the date hereof, all of the material Patent Rights and all registered Trademark Rights (or Trademark Rights for which applications for registration have been filed) in which Raven has any right, title or interest (indicating where that right, title or interest is exclusive to Raven), other than those owned solely or co-owned by Raven.

(i) Section 2.9(c) of the Raven Disclosure Schedule lists all oral and written contracts, agreements, licenses and other arrangements in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to Raven any right, title or interest in or to any Material Raven IP Rights, other than “shrink wrap” or “click through” license agreements accompanying widely available computer software

A1-14

that has not been modified or customized for Raven, or use licenses included in the purchase agreements for certain general consumables of Raven, including but not limited to PCR kits, assays and chemicals.

(j) Section 2.9(d) of the Raven Disclosure Schedule lists all written contracts, agreements, licenses or other arrangements in effect as of the date of this Agreement under which Raven has licensed, granted or conveyed to any third party any right, title or interest in or to any Material Raven IP Rights.

(k) Raven owns, co-owns or otherwise possesses legally enforceable rights to in and to all Material Raven IP Rights, free and clear of all liens, pledges, charges, leases, mortgages and other encumbrances (other than Permitted Encumbrances), and for Material Raven IP Rights owned or co-owned by Raven, also free and clear of exclusive licenses and non-exclusive licenses not granted in the ordinary course of business. Raven owns exclusively all IP Rights necessary for and comprising the Raven Programs and Candidates. No party is overtly challenging in writing to Raven the right, title or interest of Raven in, to or under the Material Raven IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to Raven, and there is no opposition, cancellation, proceeding, written objection or written claim, pending in any court or with any regulatory body with regard to any Material Raven IP Rights and the Material Raven IP Rights are not subject to any outstanding order, judgment, decree or agreement adversely affecting Raven’s use thereof or its rights thereto. To the knowledge of Raven, no valid basis exists for any of the foregoing challenges or claims.

(l) Raven’s current policies and procedures to protect and maintain the confidentiality of the proprietary know-how and trade secrets included in the Raven IP Rights are listed on Section 2.9(f) of the Raven Disclosure Schedule. Raven has taken all reasonable measures to protect and maintain the Raven IP Rights. All current and former officers and employees of, and consultants and independent contractors to, Raven who have contributed to the creation or development of any Material Raven IP Rights have assigned all such rights to Raven, and have executed and delivered to Raven an agreement (containing no exceptions or exclusions from the scope of its coverage) regarding the protection of proprietary information and the assignment to Raven, of any IP Rights arising from services performed for Raven by such persons, the forms of which agreements and any individual material variations thereof have been made available in a data room for review by Parent or its advisors. To the knowledge of Raven, no current or former officers and employees of, or consultants or independent contractors to, Raven have breached any material term of any such agreements.

(m) The conduct of the Current Raven Business does not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of any valid and enforceable IP Rights of any other person. “Current Raven Business” means all business related to the Raven Programs and Candidates. Raven has not received any oral or written claims for or notice of infringement, contributory infringement, inducement to infringe, misappropriation or unlawful use of any IP Rights of any other Person.

(n) As of the date of this Agreement, Raven has received no notice or information that any Material Raven IP Rights are being infringed or misappropriated by any third party.

(o) Neither the execution, delivery or performance of this Agreement by Raven nor the consummation by Raven of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on Raven’s right, title or interest in or to any Raven IP Rights.

2.10  Compliance; Permits; Restrictions.

(a) Except for any conflicts, defaults or violations which would not reasonably be expected to have a Material Adverse Effect on Raven, neither Raven nor any of its subsidiaries is in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to Raven or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Raven or any of its subsidiaries is a party or by which Raven or any of its subsidiaries or its or any of their respective properties is bound or affected. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Raven, threatened against Raven or its subsidiaries, nor, to Raven’s knowledge, has any governmental or regulatory body or authority indicated an intention to conduct the same.

A1-15

(b) Except where the failure to hold a permit, license, variance, exemption, order or approval from governmental authorities would be reasonably expected to have a Material Adverse Effect on Raven, Raven and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are necessary to the operation of the business of Raven and its subsidiaries taken as a whole (collectively, the “Raven Permits”). Raven and its subsidiaries are in compliance with the terms of the Raven Permits, except where the failure to so comply would not have a Material Adverse Effect on Raven. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Raven, threatened, which seeks to revoke or limit any Raven Permit. A true, complete and correct list of the Raven Permits is set forth in Section 2.10(b) of the Raven Disclosure Schedule, which further sets forth all material consents required to be obtained in order for such Raven Permits to continue in place or to be available to the Surviving Entity immediately following the Closing.

(c) All biological and drug products being manufactured, distributed or developed by or on behalf of Raven (“Raven Pharmaceutical Products”) that are subject to the jurisdiction of the Food and Drug Administration (“FDA”) are being manufactured, labeled, stored, tested, distributed, and marketed in compliance in all respects with all applicable requirements under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act, their applicable implementing regulations, and all comparable state laws and regulations, except as would not reasonably be expected to have a Material Adverse Effect on Raven.

(d) All clinical trials conducted by or on behalf of Raven have been, and are being conducted in compliance with the applicable requirements of Good Clinical Practice, Informed Consent, and all applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, and 56, except as would not reasonably be expected to have a Material Adverse Effect on Raven.

(e) All manufacturing operations for drug products conducted by or for the benefit of Raven have been and are being conducted in accordance with the FDA’s current Good Manufacturing Practices for drug and biological products, except as would not reasonably be expected to have a Material Adverse Effect on Raven. In addition, Raven is in compliance with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 CFR Part 207 and all similar applicable laws and regulations, except as would not reasonably be expected to have a Material Adverse Effect on Raven.

(f) Neither Raven nor any representative of Raven, nor to the knowledge of Raven, any of its licensees or assignees of Raven IP Rights has received any notice that the FDA or any other Governmental Entity has initiated, or threatened to initiate, any action to suspend any clinical trial, suspend or terminate any Investigational New Drug Application sponsored by Raven or otherwise restrict the preclinical research on or clinical study of any Raven Pharmaceutical Product or any biological or drug product being developed by any licensee or assignee of Raven IP Rights based on such intellectual property, or to recall, suspend or otherwise restrict the manufacture of any Raven Pharmaceutical Product.

(g) Neither Raven nor, to the knowledge of Raven, any of its officers, key employees, agents or clinical investigators acting for Raven, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereof. Additionally, neither Raven, nor to the knowledge of Raven, any officer, key employee or agent of Raven has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar state law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state law or regulation.

(h) All animal studies or other preclinical tests performed in connection with or as the basis for any regulatory approval required for the Raven Pharmaceutical Products (1) either (x) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58, or (y) were not required to be conducted in accordance with Good Laboratory Practice requirements contained in 21 CFR Part 58 and (2) have employed the procedures and controls generally used by qualified experts in animal or preclinical study of products comparable to those being developed by Raven.

A1-16

(i) Raven has made available to Parent copies of any and all notices of inspectional observations, establishment inspection reports and any other documents received from the FDA, that indicate or suggest lack of compliance with the regulatory requirements of the FDA. Raven has made available to Parent for review all correspondence to or from the FDA, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA, notices of inspectional observations, establishment inspection reports, and all other documents concerning communications to or from the FDA, or prepared by the FDA or which bear in any way on Raven’s compliance with regulatory requirements of the FDA, or on the likelihood of timing of approval of any Raven Pharmaceutical Products.

(j) Raven has not been notified in writing of any proceedings pending with respect to a violation by Raven of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other United States governmental entity.

2.11  Litigation.  Except as set forth in Section 2.11 of the Raven Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Raven or any of its subsidiaries has received any notice of assertion. There are not any overtly threatened actions, suits, proceedings, claims for arbitration or investigations against Raven or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on Raven.

2.12  Brokers’ and Finders’ Fees.  Except as set forth in Section 2.12 of the Raven Disclosure Schedule, Raven has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.13  Employee Benefit Plans.

(a) Section 2.13 of the Raven Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees beneficiary association” (“VEBA”), under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any material liability is reasonably expected to be borne by Raven or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Raven within the meaning of Section 414 of the Code (an “ERISA Affiliate”), (collectively, the “Raven Employee Plans”). Neither Raven nor, to the knowledge of Raven, any other person or entity, has made any commitment to modify, change or terminate any Raven Employee Plan, other than with respect to a modification, change or termination required by ERISA or the Code. There are no loans by Raven to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Raven Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Raven subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b) Documents.  Raven has made available to Parent true and complete copies of each of Raven Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Raven Employee Plan that is subject to ERISA reporting requirements, Raven has made available in a data room for review by Parent copies of the Form 5500 reports filed for the last three (3) plan years. Raven has made available in a data room for review by Parent the most recent Internal Revenue Service determination or opinion letter issued with respect to

A1-17

each such Raven Employee Plan, and to Raven’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Raven Employee Plan subject to Code Section 401(a). Raven has made available in a data room for review by Parent all filings made by Raven or any ERISA Affiliate of Raven with any Governmental Entity with respect to any Raven Employee Plan to the extent relevant to any ongoing obligation or liability of Raven, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c) Compliance.  Each Raven Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code). Raven and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Raven Employee Plans. Any Raven Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable determination letter within the remedial amendment period under Section 401(b) of the Code. None of Raven Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Raven has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Raven’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Raven Employee Plan. Neither Raven nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Raven Employee Plan. All contributions required to be made by Raven or any ERISA Affiliate to any Raven Employee Plan have been timely paid or accrued on Raven Balance Sheet, if required under GAAP. With respect to each Raven Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 of ERISA occurred. Each Raven Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required under ERISA to be filed, distributed or posted with respect to each such Raven Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Raven is overtly threatened in communication with Raven, against or with respect to any such Raven Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Raven or any ERISA Affiliate regarding any Raven Employee Plan that would materially increase the expense of maintaining such Raven Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2006. None of the assets of Raven or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments pursuant to Raven Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Raven Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Raven under Chapter 43 of the Code. With respect to Raven Employee Plans, no event has occurred and, to the knowledge of Raven, there exists no condition or set of circumstances in connection with which Raven would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Raven Employee Plans, ERISA, the Code or any other applicable law.

(d) No Title IV or Multiemployer Plan.  Neither Raven nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Raven nor any ERISA Affiliate has, as of the date of this Agreement,

A1-18

any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) No Self-Insured Plans.  Neither Raven nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(f) COBRA, FMLA, HIPAA, Cancer Rights.  With respect to each Raven Employee Plan, Raven is in material compliance with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998. Raven has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage extension or continuation.

(g) Section 409A.  No payment pursuant to any Raven Employee Plan or other arrangement with respect to any “service provider” (as such term is defined in Section 409A of the Code and the United States Department of Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any stock option, has subjected or will subject any person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise. All Raven Options have been appropriately authorized by the Board of Directors of Raven or an appropriate committee thereof, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms. Each Raven Option granted to an employee or other service provider that is subject to income tax under United States laws was granted at an exercise price not less than the fair market value of Raven’s Common Stock as determined under Section 409A of the Code and the applicable United States Department of Treasury regulations as of the date the Raven Option was granted (within the meaning of United States Department of Treasury Regulation § 1.409A-1(b)(5)(vi)(B)). No Raven Option has been designated by the Board of Directors of Raven, or the committee thereof which approved such Raven Option, to take effect on a date prior to the date of grant of such Raven Option (within the meaning of United States Department of Treasury Regulation § 1.409A-1(b)(5)(vi)(B)), and neither the Board of Directors of Raven or any committee thereof has established the exercise price of any Raven Option following the designated date of grant of such Raven Option.

(h) Effect of Transaction.  The consummation of Merger I will not (i) entitle any current or former employee or other service provider of Raven or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Raven Employee Plan), except as expressly provided in Section 2.13 of the Raven Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Raven Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Raven Employee Plans. No benefit payable or that may become payable by Raven pursuant to any Raven Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement shall constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Raven Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time of Merger I in accordance with its terms, without material liability to Parent or Raven other than ordinary administration expenses typically incurred in a termination event.

(i) Raven is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Raven that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j) Raven does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non — resident aliens with no United States source income outside of the United States.

A1-19

(k) With respect to each Raven Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Raven is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Raven Financial Statements for the fiscal year ended December 31, 2006.

2.14  Absence of Liens and Encumbrances; Condition of Equipment.  Raven and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties and assets, real, personal and mixed, necessary for use in its business, free and clear of any liens or encumbrances except as reflected in the Raven Financials and except for liens for Taxes not yet due and payable. Each such tangible asset is in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

2.15  Environmental Matters.  Except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Raven:

(a) Hazardous Material.  No underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a “Hazardous Material”), but excluding office and janitorial supplies, are present, as a result of the deliberate actions of Raven or any of its subsidiaries, or, to Raven’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Raven or any of its subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Material Activities.  To the knowledge of Raven, neither Raven nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the date hereof, nor has Raven or any of its subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, “Hazardous Material Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Permits.  Raven and its subsidiaries currently hold all material environmental approvals, permits, licenses, clearances and consents (the “Raven Environmental Permits”) necessary for the conduct of Raven’s and its subsidiaries’ Hazardous Material Activities and other businesses of Raven and its subsidiaries as such activities and businesses are currently being conducted.

(d) Environmental Liabilities.  No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Raven, threatened concerning any Raven Environmental Permit, Hazardous Material or any Hazardous Material Activity of Raven or any of its subsidiaries. Raven is not aware of any fact or circumstance which would reasonably be expected to involve Raven or any of its subsidiaries in any environmental litigation or impose upon Raven or any of its subsidiaries any environmental liability.

2.16  Labor Matters.

(a) Section 2.16(a) of the Raven Disclosure Schedule sets forth a true, complete and correct list of all employees of Raven along with their position and actual annual rate of compensation. All employees have entered into nondisclosure and assignment of inventions agreements with Raven, true, complete and correct copies of which have previously been made available to Parent. To the knowledge of Raven, no employee of Raven is in violation of

A1-20

any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant (i) to Raven, or (ii) to a former employer relating to the right of any such employee to be employed because of the nature of the business conducted by Raven or to the use of trade secrets or proprietary information of others. No key employee or group of employees has threatened to terminate employment with Raven or, to the knowledge of Raven (which for purposes of this representation only shall mean actual knowledge), has plans to terminate such employment.

(b) Raven is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c) Except as disclosed in Section 2.16(c) of the Raven Disclosure Schedule, Raven is not a party to any written: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of Merger I or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Raven providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $50,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of Merger I.

2.17  Agreements, Contracts and Commitments.  Except as set forth in Section 2.17 of the Raven Disclosure Schedule, neither Raven nor any of its subsidiaries is a party to or is bound by:

(a) any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by Raven or any of its subsidiaries on thirty (30) days notice without liability, except to the extent general principles of wrongful termination law may limit Raven’s or any of its subsidiaries’ ability to terminate employees at will;

(c) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(d) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Raven or any of its subsidiaries and any of its officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of Raven or any of its subsidiaries to engage in any line of business or compete with any person;

(f) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $50,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(i) any joint marketing or development agreement;

(j) any distribution agreement (identifying any that contain exclusivity provisions); or

(k) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by Raven or any of its subsidiaries under any such agreement, contract or commitment of $50,000 or more in the aggregate and is not cancelable without penalty within thirty (30) days.

Neither Raven nor any of its subsidiaries, nor to Raven’s knowledge any other party to a Raven Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted

A1-21

under, any of the terms or conditions of any of the agreements, contracts or commitments to which Raven is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “Raven Contract”) in such manner as would permit any other party to cancel or terminate any such Raven Contract, or would permit any other party to seek damages, in either case as would reasonably be expected to have a Material Adverse Effect on Raven. Each Raven Contract is valid, binding, enforceable and in full force and effect.

2.18  Reorganization Matters.

(a) Raven currently conducts a “historic business” within the meaning of Treasury Regulations Section 1.368-1(d), and no assets of Raven have been sold, transferred, or otherwise disposed of that would prevent Parent from continuing the “historic business” of Raven or from using a “significant portion” of Raven’s “historic business assets” in a business following the Transaction, as such terms are used in Treasury Regulations Section 1.368-1(d).

(b) Other than any amounts paid by Raven in respect of (i) Dissenting Shares, (ii) the cancellation of options or warrants to purchase capital stock of Raven or (iii) the conversion of principal and interested payable under the subordinated promissory notes issued pursuant to the Note Purchase Agreement into shares of Series D Preferred Stock or the conversion of such shares of Series D Preferred Stock into Raven Common Stock, neither Raven nor any Person related to Raven within the meaning of Treasury Regulations Section 1.368-1(e)(3), (e)(4) and (e)(5) has redeemed, purchased or otherwise acquired, or made any distributions with respect to, any of Raven’s capital stock prior to and in contemplation of the Transaction, or otherwise as part of a plan of which the Transaction is a part.

(c) The fair market value of the assets of Raven exceeds the sum of (1) the amount of the liabilities of Raven immediately prior to the Transaction and the liabilities, if any, to which the transferred assets of Raven are subject, and (2) the amount of any money and the fair market value of any other property (other than Parent Common Stock) received by Raven Stockholders in connection with the Transaction. The liabilities of Raven and the liabilities, if any, to which the transferred assets of Raven are subject, were incurred by Raven in the ordinary course of its business.

(d) Raven is not an investment company within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

(e) Raven is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(f) Except as specifically set forth in the Agreement, Raven will pay its respective expenses, if any, incurred in connection with the Transaction, and Raven has not agreed to assume, and will not directly or indirectly assume, any expense or liability, whether fixed or contingent, of any Raven Stockholder.

2.19  Registration Statement; Proxy Statement.  The information supplied by Raven for inclusion in the Registration Statement and the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement provided to Parent and included in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time of Merger I, any event relating to Raven or any of its affiliates, officers or directors should be discovered by Raven which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Raven shall promptly inform Parent. Notwithstanding the foregoing, Raven makes no representation or warranty with respect to any information supplied by Parent which is contained in any of the foregoing documents.

2.20  Board Approval.  The Board of Directors of Raven has, as of the date of this Agreement, determined (i) that Merger I is fair to, and in the best interests of Raven and its stockholders, and (ii) to recommend that the stockholders of Raven approve this Agreement (the “Raven Recommendation”).

2.21  Books and Records.  The minute books of Raven and its subsidiaries made available to counsel for Parent contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Raven or such subsidiaries, as the case

A1-22

may be. The books and records of Raven accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Raven and have been maintained in accordance with good business and bookkeeping practices.

2.22  Real Property Leases.  As of the date of this Agreement, Raven does not own any real property. Section 2.22 of the Raven Disclosure Schedule sets forth all real property leases or subleases to or by Raven, including the term of such lease, any extension and expansion options and the rent payable under it. Raven has made available to Parent true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 2.22 of the Raven Disclosure Schedule. With respect to each lease and sublease listed in Section 2.22 of the Raven Disclosure Schedule:

(a) the lease or sublease is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Effective Time of Merger I in accordance with the terms thereof as in effect immediately prior to the Effective Time of Merger I;

(b) Raven is not in material breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of Raven, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by Raven or, to the knowledge of Raven, any other under such lease or sublease;

(c) Raven has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease or sublease; and

(d) there are no liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the intended use or the occupancy by Raven of the property subject thereto.

2.23  Insurance.

(a) Section 2.23(a) of the Raven Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Raven is a party (the “Insurance Policies”). The Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as Raven would, in accordance with good business practice, customarily insure. All premiums due and payable under the Insurance Policies have been paid on a timely basis and Raven is in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to Parent.

(b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and Raven has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has Raven received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

2.24  Accounts Receivable.  All accounts receivable of Raven reflected on the Raven Balance Sheet are valid, current and collectible subject to no setoffs or counterclaims (within thirty (30) days after the date on which it first became due and payable) and without taking into account the applicable reserve for bad debts on the Raven Balance Sheet. All accounts receivable of Raven that have arisen since the Raven Balance Sheet Date are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable), subject to no setoffs or counterclaims and net of a reserve for bad debts proportionate in amount to the reserve shown on the Raven Balance Sheet.

2.25  Certain Business Practices.  Neither Raven nor, to the knowledge of Raven, any director, officer, employee or agent of Raven has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

A1-23

2.26  Suppliers.  Section 2.26 of the Raven Disclosure Schedule sets forth a true, complete and correct list of each supplier that is the sole supplier of any significant product or service to Raven. Since December 31, 2006, there has not been: (A) any materially adverse change in the business relationship of Raven with any supplier named in the Raven Disclosure Schedule; or (B) any change in any material term (including credit terms) of the sales agreements or related agreements with any supplier named in the Raven Disclosure Schedule.

2.27  Government Contracts.  Raven has not been suspended or debarred from bidding on contracts with any governmental authority, and no such suspension or debarment has been initiated or threatened. The consummation of Merger I and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Raven or Parent (assuming that no such suspension or debarment will result solely from the identity of Parent).

2.28  Interested Party Transactions.  Except as set forth in Section 2.28 of the Raven Disclosure Schedule, no event has occurred during the past three years that would be required to be reported by Raven as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Raven were required to report such information in periodic reports pursuant to the Exchange Act.

2.29  Warrants and Indemnity Agreements.  Except as set forth in Section 2.29 of the Raven Disclosure Schedule, as of the Effective Time of Merger I, all warrants to acquire common stock of Raven shall terminate with no further obligations binding upon Raven or the Surviving Entity as of the Effective Time of Merger I, and neither Raven nor the Surviving Entity shall have any liabilities with respect thereto. Except as set forth in Section 2.29 of the Raven Disclosure Schedule, all indemnification agreements between Raven and any individual shall have been amended and restated in substantially the form provided to Parent.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Each of Parent and Merger Subs hereby represents and warrants to Raven and the Raven Stockholders as of immediately prior to the Effective Time of Merger I that except as set forth in the written disclosure schedule delivered by Parent and Merger Subs to Raven (it being understood that any such exception shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection to which the relevance of such disclosure is reasonably apparent on its face) (the “Parent Disclosure Schedule”):

3.1  Organization of Parent; Merger Subs.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Parent. Parent has made available a true and correct copy of the Certificate of Incorporation and Bylaws of Parent, each as amended to date, to counsel for Raven. Parent owns 100% of the issued and outstanding shares of capital stock of Merger Sub I. Merger Sub I is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub I has never conducted any business activities or operations and has never owned any property or become party to or bound by any contract or agreement other than this Agreement. Merger Sub II is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent owns 100% of the membership interests of Merger Sub II. Merger Sub II has never conducted any business activities or operations and has never owned any property or become party to or bound by any contract or agreement other than this Agreement.

3.2  Authority.

(a) Each of Parent and Merger Subs has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Subs, subject only to the approval of the transactions contemplated by this Agreement by Parent’s stockholders as contemplated in Section 5.2 and the filing and

A1-24

recordation of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Subs and, assuming the due authorization, execution and delivery of this Agreement by Raven, this Agreement constitutes the valid and binding obligation of Parent and Merger Subs, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Parent and Merger Subs does not, and the performance of this Agreement by Parent and Merger Subs will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or Merger Sub I or the governing documents of Merger Sub II, (ii) subject to obtaining the approval of the transactions contemplated by this Agreement by Parent’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.2(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Subs or by which any of its respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s, Merger Sub I’s or Merger Sub II’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or Merger Subs pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub I or Merger Sub II or any of its respective properties are bound or affected, except, in the case of the provisions of this clause (iii), for any such conflicts, violations, defaults or other occurrences that would not have a Material Adverse Effect on Parent. Section 3.2 of the Parent Disclosure Schedule lists all material consents, waivers and approvals under any of Parent’s agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Parent or Merger Subs in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) the filing of a Current Report on Form 8-K with the SEC, (v) the relisting of the Parent Common Stock on an Approved Exchange, (vi) the filing of an amendment to Parent’s Certificate of Incorporation with the Secretary of State of the State of Delaware, (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the laws of any foreign country and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on Raven or Parent or prevent or materially delay the consummation of Merger I or the other transactions contemplated by this Agreement.

3.3  Section 203 Of The Delaware General Corporation Law Not Applicable.  The Board of Directors of Parent has taken all necessary actions so that the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a “business combination” (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of Merger I or the other transactions contemplated by this Agreement.

3.4  Board Approval.  The Board of Directors of Parent has, as of the date of this Agreement, determined (i) that Merger I is fair to, and in the best interests of Parent and its stockholders, and (ii) to recommend that the stockholders of Parent approve this Agreement and the issuance of the Parent Common Stock in Merger I (the “Parent Recommendation”).

3.5  SEC Filings; Financial Statements.

(a) Parent has made available to Raven accurate and complete copies of all proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2005 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and (ii) none of the Parent SEC

A1-25

Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Section 3.5, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) Parent maintains disclosure controls and procedures that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning Parent is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.

(c) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby.

3.6  Capital Structure.  The authorized capital stock of Parent consists of sixty-five million (65,000,000) shares of Common Stock, par value $0.01 per share, of which there were 33,106,523 shares issued and outstanding as of the date of this Agreement, and twenty million (20,000,000) shares of preferred stock, par value $0.01 per share, of which none were outstanding as of the date of this Agreement. No shares of capital stock are held in Parent’s treasury. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound, and were issued in compliance with all applicable federal and state securities laws. As of the date hereof, Parent had reserved an aggregate of 5,550,052 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors and directors upon exercise of options granted (“Parent Options”) pursuant to Parent’s Amended and Restated 1996 Stock Option Plan, and Parent’s 1998 Director’s Stock Option Plan (collectively, the “Parent Stock Option Plans”). Parent has reserved 1,664,654 shares, net of exercises, for issuance to holders of Warrants upon their exercise. Since December 31, 2006, Parent has not issued any restricted stock units or deferred stock awards. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. The shares of Parent Common Stock issuable as Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, would be duly authorized, validly issued, fully paid and non-assessable.

3.7  Obligations With Respect To Capital Stock.  Except as set forth in Section 3.7 of the Parent Disclosure Schedule, there are no options, warrants, equity securities, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its subsidiaries is a party or by which it is bound obligating Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. Except as set forth in the SEC Documents, there are no registration rights and, to the knowledge of Parent, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Parent or with respect to any equity security of any class of any of its subsidiaries.

A1-26

3.8  Cash on Hand and No Undisclosed Liabilities.  As of September 30, 2007, Parent had $77,320,000 of cash, cash equivalents and marketable securities. Except as disclosed in the Parent Financials, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except liabilities (i) provided for in the Parent Financials, (ii) liabilities incurred in connection with the transactions contemplated in this Agreement, all of which shall be paid at or prior to the Effective Time of Merger I out of Parent’s pre-closing cash on hand, (iv) disclosed in Section 3.8 of the Parent Disclosure Schedule, or (iv) incurred since December 31, 2006 in the ordinary course of business consistent with past practices.

3.9  Absence of Certain Changes or Events.  Since December 31, 2006 through the date of this Agreement, Parent has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (i) any event that has had, or that would be reasonably expected to result in, a Material Adverse Effect on Parent, (ii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (iii) any revaluation by Parent of any of its assets having a Material Adverse Effect on Parent, (iv) writing off notes or accounts receivable other than in the ordinary course of business, or (v) any other action, event or occurrence that would have required the consent of Raven under subsections (a), (c), (d), (f), (g), (i) clauses (ii) and (iv) only, (k), (l), or (n) of Section 4.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.10  Taxes.

(a) Each of the Tax Returns by or with respect to Parent: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Parent (whether or not shown to be due on filed Tax Returns) have been timely paid, except to the extent such amounts are being contested in good faith by Parent or are properly reserved for in the Parent Financials.

(b) All material Taxes that Parent has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable law when due, have been duly and timely paid to the proper Governmental Entity.

(c) There has not been any audit, examination or other administrative or court proceeding for or relating to any liability in respect of Taxes by any Governmental Entity in respect of which Parent has received a written notice, and Parent has not been notified in writing by any Governmental Entity that any such audit, examination or other administrative or court proceeding involving Taxes is contemplated or pending. No extension of time with respect to any date on which a Tax Return was required to be filed by Parent is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to Parent is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by Parent in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). No claim has been made in writing to Parent by any Governmental Entity in a jurisdiction where Parent does not file Tax Returns that Parent is subject to taxation by that jurisdiction and, to Parent’s knowledge, there are no facts or basis upon which any such claim could reasonably be made. No issues relating to any material amount of Taxes were raised by the relevant Governmental Entity in any completed audit or examination that would reasonably be expected to recur in a later taxable period.

(d) The unpaid Taxes of Parent did not, as of the date of Parent’s audited financial statements for the fiscal year ended December 31, 2006, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the balance sheet contained in such audited financial statements. Since the date of the most recent audited financial statements, Parent has not incurred any liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice.

(e) There are no liens for Taxes on any asset of Parent other than liens for Taxes not yet due and payable or not yet delinquent.

A1-27

(f) Parent has not agreed, or will not be required, to make any adjustment for any period after the date of this Agreement pursuant to Section 481(a) of the Code by reason of any change in any accounting method made prior to the date hereof. There is no application pending with any Governmental Entity requesting permission for any such change in any accounting method of Parent, and the Internal Revenue Service has not issued in writing any pending proposal regarding any such adjustment or change in accounting method.

(g) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by Parent with any taxing authority or issued by any taxing authority to Parent. There are no outstanding rulings of, or request for rulings with, any Governmental Entity addressed to Parent that are, or if issued would be, binding on Parent.

(h) Parent is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits. Parent has no liability for the Taxes of any third party under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise (other than entities for which Parent is or was the common parent).

(i) Parent is not a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax return under state, local or foreign Tax law (other than a group the common parent of which is Parent).

(j) Parent does not (i) own a single member limited liability company which is treated as a disregarded entity, and (ii) is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code.

(k) Parent has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). Parent believes it has substantial authority for or has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(l) Parent is not (and has not been for the five-year period ending at Closing) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(m) Parent does not have a permanent establishment in any country other than the United States, as defined in any applicable Tax treaty between the United States and such other country.

3.11  Intellectual Property.

(a) No party is overtly challenging in writing the right, title or interest of Parent in, to or under the material IP Rights owned by or exclusively licensed to Parent, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to Parent, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any material IP Rights owned by or exclusively licensed to Parent.

(b) To the knowledge of Parent, as of the date of this Agreement, no material IP Rights owned by or exclusively licensed to Parent are being infringed or misappropriated by any third party.

(c) Neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on Parent’s right, title or interest in or to any material IP Rights.

3.12  Compliance; Permits; Restrictions.

(a) Except for any conflicts, defaults or violations which would not reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Parent, threatened against Parent or its subsidiaries, nor, to Parent’s knowledge, has any governmental or regulatory body or authority indicated an intention to conduct the same.

A1-28

(b) There are no biological and drug products being manufactured, distributed or developed by or on behalf of Parent that are subject to the jurisdiction of the FDA.

(c) There are no proceedings pending with respect to a violation by Parent of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other United States governmental entity.

3.13  Litigation.  Except as set forth in Section 3.13 of the Parent Disclosure Schedule, as of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Parent or any of its subsidiaries has received any notice of assertion, nor is there any overtly threatened action, suit, proceeding, claim for arbitration or investigation against Parent or any of its subsidiaries.

3.14  Brokers’ and Finders’ Fees.  Except as set forth in Section 3.14 of the Parent Disclosure Schedule, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.15  Employee Benefit Plans.

(a) Section 3.15 of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any material liability is reasonably expected to be borne by Parent or any ERISA Affiliate of Parent (collectively, the “Parent Employee Plans”). Neither Parent nor, to the knowledge of Parent, any other person or entity, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by ERISA or the Code. There are no loans by Parent to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Parent Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Parent subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b) Documents.  Parent has made available to Raven true and complete copies of each of Parent Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Parent Employee Plan that is subject to ERISA reporting requirements, Parent has made available to Raven copies of the Form 5500 reports filed for the last three (3) plan years. Parent has made available to Raven the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Parent Employee Plan, and to Parent’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Parent Employee Plan subject to Code Section 401(a). Parent has made available to Raven all filings made by Parent or any ERISA Affiliate of Parent with any Governmental Entity with respect to any Parent Employee Plan to the extent relevant to any ongoing obligation or liability of Parent, including any filings under the IRS’s Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c) Compliance.  Each Parent Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code). Parent and each ERISA Affiliate are not in material default under or

A1-29

material violation of, and have no knowledge of any material default or material violation by any other party to, any of Parent Employee Plans. Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable determination letter within the remedial amendment period under Section 401(b) of the Code. None of Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Parent has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Parent’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Parent Employee Plan. Neither Parent nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Employee Plan. All contributions required to be made by Parent or any ERISA Affiliate to any Parent Employee Plan have been timely paid or accrued on Parent Balance Sheet, if required under GAAP. With respect to each Parent Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 of ERISA occurred. Each Parent Employee Plan subject to ERISA has been prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required under ERISA to be filed, distributed or posted with respect to each such Parent Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Parent is overtly threatened in communication with Parent, against or with respect to any such Parent Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Parent or any ERISA Affiliate regarding any Parent Employee Plan that would materially increase the expense of maintaining such Parent Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2006. None of the assets of Parent or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments pursuant to Parent Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Parent Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Parent under Chapter 43 of the Code. With respect to Parent Employee Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Parent Employee Plans, ERISA, the Code or any other applicable law.

(d) No Title IV or Multiemployer Plan.  Neither Parent nor any ERISA Affiliate of Parent has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Parent nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) No Self-Insured Plans.  Neither Parent nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(f) COBRA, FMLA, HIPAA, Cancer Rights.  With respect to each Parent Employee Plan, Parent is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998. Parent has

A1-30

no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage extension or continuation.

(g) Section 409A.  No payment pursuant to any Parent Employee Plan or other arrangement with respect to any “service provider” (as such term is defined in Section 409A of the Code and the United States Department of Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any stock option, has subjected or will subject any person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise. All Parent Options have been appropriately authorized by the Board of Directors of Parent or an appropriate committee thereof, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms. Each Parent Option granted to an employee or other service provider that is subject to income tax under United States laws was granted at an exercise price not less than the fair market value of Parent’s Common Stock as determined under Section 409A of the Code and the applicable United States Department of Treasury regulations as of the date the Parent Option was granted (within the meaning of United States Department of Treasury Regulation § 1.409A-1(b)(5)(vi)(B)),). No Parent Option has been designated by the Board of Directors of Parent, or the committee thereof which approved such Parent Option, to take effect on a date prior to the date of grant of such Parent Option (within the meaning of United States Department of Treasury Regulation § 1.409A-1(b)(5)(vi)(B)), and neither the Board of Directors of Parent or any committee thereof has established the exercise price of any Parent Option following the designated date of grant of such Parent Option.

(h) Effect of Transaction.  The consummation of Merger I will not (i) entitle any current or former employee or other service provider of Parent or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Parent Employee Plan), except as expressly provided in Section 3.16 of the Parent Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans. No benefit payable or that may become payable by Parent pursuant to any Parent Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement shall constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time of Merger I in accordance with its terms, without material liability to Parent or Parent other than ordinary administration expenses typically incurred in a termination event.

(i) Parent is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j) Parent does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non — resident aliens with no United States source income outside of the United States.

(k) With respect to each Parent Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Parent is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with an HMO pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Parent Financial Statements for the fiscal year ended December 31, 2006.

A1-31

3.16  Environmental Matters.  Except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Parent:

(a) Hazardous Material.  No Hazardous Materials are present, as a result of the deliberate actions of Parent or any of its subsidiaries, or, to Parent’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or any of its subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Material Activities.  To the knowledge of Parent, neither Parent nor any of its subsidiaries has conducted Hazardous Material Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Permits.  Parent and its subsidiaries currently hold all material environmental approvals, permits, licenses, clearances and consents (the “Parent Environmental Permits”) necessary for the conduct of Parent’s and its subsidiaries’ Hazardous Material Activities and other businesses of Parent and its subsidiaries as such activities and businesses are currently being conducted.

(d) Environmental Liabilities.  No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Parent, threatened concerning any Parent Hazardous Material or any Hazardous Material Activity of Parent or any of its subsidiaries. Parent is not aware of any fact or circumstance which would reasonably be expected to involve Parent or any of its subsidiaries in any environmental litigation or impose upon Parent or any of its subsidiaries any material environmental liability.

3.17  Labor Matters.

(a) Section 3.17(a) of the Parent Disclosure Schedule sets forth a true, complete and correct list of all employees of Parent along with their position and actual annual rate of compensation. All employees have entered into nondisclosure and assignment of inventions agreements with Parent, true, complete and correct copies of which have previously been made available to Raven. To the knowledge of Parent, no employee of Parent is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant (i) to Parent, or (ii) to a former employer relating to the right of any such employee to be employed because of the nature of the business conducted by Parent or to the use of trade secrets or proprietary information of others. No key employee or group of employees has threatened to terminate employment with Parent or, to the knowledge of Parent (which for purposes of this representation only shall mean actual knowledge), has plans to terminate such employment.

(b) Parent is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c) Except as disclosed in Section 3.17(c) of the Parent Disclosure Schedule, Parent is not a party to any written: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of Merger I or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Parent providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $50,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of Merger I.

3.18  Reorganization Matters.

(a) Merger Subs are entities newly formed for the purpose of participating in the Transaction, and at no time prior to the Effective Time of Merger I and the Effective Time of Merger II have had assets (other than nominal assets contributed upon the formation of Merger Subs, which assets will be held by Merger Sub II following the Transaction) or business operations. At all times since its formation, Merger Sub II has been disregarded as separate from Parent for federal income Tax purposes. No IRS Form 8832 has ever been filed with respect to Merger Sub II to treat Merger Sub II as other than a disregarded entity.

A1-32

(b) Except with respect to (i) open-market purchases of Parent’s stock pursuant to a general stock repurchase program of Parent that has not been created or modified in connection with the Transaction, (ii) repurchases in the ordinary course of business of unvested shares, if any, acquired from terminated employees and (iii) payments of cash in lieu of the issuance of fractional shares, neither Parent nor any Person related to Parent within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5) has any plan or intention to repurchase, redeem or otherwise acquire any Parent Common Stock issued to the Raven Stockholders pursuant to this Agreement following the Transaction. Other than pursuant to this Agreement, neither Parent nor any Person related to Parent within the meaning of Treasury Regulations Sections 1.368-1(e)(3), (e)(4) and (e)(5) has acquired any Raven Common Stock or Raven Preferred Stock in contemplation of the Transaction, or otherwise as part of a plan of which the Transaction is a part.

(c) If the representation set forth in Section 2.18(a) is accurate, then following the Transaction, Parent, or a member of its qualified group of corporations (as defined by Treasury Regulations Section 1.368-1(d)(4)(ii)), will cause Merger Sub II (the Surviving Entity) to continue the historic business of Raven (or, alternatively, if Raven has more than one line of business, will cause Merger Sub II (the Surviving Entity) to continue at least one significant line of Raven’s historic business) or use a significant portion of Raven’s historic business assets in a business, in a manner consistent with Treasury Regulations Section 1.368-1(d). For purposes of this representation, Parent will be deemed to satisfy the foregoing representation if (a) the members of Parent’s qualified group (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)), in the aggregate, continue the historic business of Raven or use a significant portion of Raven’s historic business assets in a business or (b) the foregoing activities are undertaken by a partnership as contemplated by Treasury Regulations Section 1.368-1(d)(4) (provided, however, that in the event that Section 2.18(a) is or has been breached, this Section 3.18(c) shall not be considered to be or have been breached).

(d) Neither Parent nor either of the Merger Subs is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

(e) Except as specifically set forth in the Agreement, Parent and the Merger Subs will pay their respective expenses, if any, incurred in connection with the Transaction. In the Transaction, no liabilities of the Raven Stockholders will be assumed by Parent or the Merger Subs, and neither Parent nor either of the Merger Subs will assume any liens, encumbrances or any similar liabilities relating to any Raven capital stock acquired by Parent in the Transaction.

(f) Prior to the Transaction, Parent will be in control of Merger Sub I within the meaning of Section 368(c) of the Code and will own 100% of the membership interests of Merger Sub II, and following the Transaction, Parent will own 100% of the membership interests of the Surviving Entity. Parent has no plan or intention to cause the Surviving Entity, after the Effective Time of Merger II, to issue additional membership interests or to dispose of the membership interests of the Surviving Entity.

(g) The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares of Parent Common Stock.

(h) None of the compensation received (or to be received) by any Raven Stockholder will be separate consideration for, or allocable to, any of its shares of Raven stock; none of the shares of Parent Common Stock received by any Raven Stockholder pursuant to Merger I will be separate consideration for, or allocable to, any employment agreement or service arrangement; and the compensation paid to any Raven Stockholder who also provides services to Raven will be for services actually rendered (or to be rendered) and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

(i) The fair market value of the assets of Parent exceeds the amount of the liabilities of Parent immediately following the Transaction.

(j) Following the Transaction, Parent intends to comply, and cause the Surviving Entity to comply, with the record-keeping and information filing requirements of Treasury Regulation Section 1.368-3.

3.19  Registration Statement; Proxy Statement/Prospectus.  The Registration Statement and the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required

A1-33

to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time of Merger I, any event relating to Parent, Merger Sub I, Merger Sub II or any of its respective affiliates, officers or directors should be discovered by Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent shall promptly inform Raven. Notwithstanding the foregoing, neither Parent, Merger Sub I nor Merger Sub II makes any representation or warranty with respect to any information supplied by Raven which is contained in any of the foregoing documents.

3.20  Fairness Opinion.  The Board of Directors of Parent has, as of the date of this Agreement, received an opinion from Lazard Frères to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the Parent stockholders.

3.21  Restrictions on Business Activities.  Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to Parent which has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (i) any current business practice of Parent; or (ii) any acquisition of any Person or property by Parent.

3.22  Government Contracts.  Parent has not been suspended or debarred from bidding on contracts with any governmental authority, and no such suspension or debarment has been initiated or threatened. The consummation of Merger I and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Parent (assuming that no such suspension or debarment will result solely from the identity of Parent).

3.23  Interested Party Transactions.  Except as set forth in the SEC Documents, no event has occurred during the past three years that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.

3.24  Books and Records.  The minute books of Parent and its subsidiaries made available to counsel for Raven are the only minute books of Parent and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Parent or such subsidiaries, as the case may be. The books and records of Parent accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Parent and have been maintained in accordance with good business and bookkeeping practices.

3.25  Real Property Leases.  As of the date of this Agreement, Parent does not own any real property. Section 3.25 of the Parent Disclosure Schedule sets forth all real property leases or subleases to or by Parent, including the term of such lease, any extension and expansion options and the rent payable under it. Parent has made available to Raven true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 3.25 of the Parent Disclosure Schedule. With respect to each lease and sublease listed in Section 3.25 of the Parent Disclosure Schedule:

(a) the lease or sublease is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Effective Time of Merger I in accordance with the terms thereof as in effect immediately prior to the Effective Time of Merger I;

(b) Parent is not in material breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of Parent, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by Parent or, to the knowledge of Parent, any other under such lease or sublease;

(c) Parent has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease or sublease; and

(d) there are no liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the intended use or the occupancy by Parent of the property subject thereto.

A1-34

3.26  Insurance.

(a) Section 3.26(a) of the Parent Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Parent is a party (the “Insurance Policies”). The Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as Parent would, in accordance with good business practice, customarily insure. All premiums due and payable under the Insurance Policies have been paid on a timely basis and Parent is in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to Raven.

(b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and Parent has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has Parent received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.27  Absence of Liens and Encumbrances; Condition of Equipment.  Parent and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties and assets, real, personal and mixed, necessary for use in its business, free and clear of any liens or encumbrances except as reflected in the Parent Financials and except for liens for Taxes not yet due and payable or not yet delinquent. Each such tangible asset is in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

3.28  Agreements, Contracts and Commitments.  Except as set forth in Section 3.28 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is a party to or is bound by:

(a) any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(b) any employment or consulting agreement, contract or commitment with any officer or director level employee, not terminable by Parent or any of its subsidiaries on thirty (30) days notice without liability, except to the extent general principles of wrongful termination law may limit Parent’s or any of its subsidiaries’ ability to terminate employees at will;

(c) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(d) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between Parent or any of its subsidiaries and any of its officers or directors;

(e) any agreement, contract or commitment containing any covenant limiting the freedom of Parent or any of its subsidiaries to engage in any line of business or compete with any person;

(f) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of $50,000 and not cancelable without penalty;

(g) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(h) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

A1-35

(i) any joint marketing or development agreement;

(j) any distribution agreement (identifying any that contain exclusivity provisions); or

(k) any other agreement, contract or commitment (excluding real and personal property leases) which involve payment by Parent or any of its subsidiaries under any such agreement, contract or commitment of $50,000 or more in the aggregate and is not cancelable without penalty within thirty (30) days.

Neither Parent nor any of its subsidiaries, nor to Parent’s knowledge any other party to a Parent Contract (as defined below), has materially breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Parent is a party or by which it is bound of the type described in clauses (a) through (k) above (any such agreement, contract or commitment, a “Parent Contract”) in such manner as would permit any other party to cancel or terminate any such Raven Contract, or would permit any other party to seek damages. Each Parent Contract is valid, binding, enforceable and in full force and effect.

ARTICLE 4

CONDUCT OF BUSINESS PENDING THE TRANSACTION

4.1  Conduct of Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time of Merger I, each party agrees, except to the extent that the other party shall otherwise consent in writing or as otherwise set forth in Section 4.1 of the Disclosure Schedule, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In furtherance of the foregoing and subject to applicable law, each party agrees to notify the other party, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of its business. In addition, without the prior written consent of the other party, which shall not be unreasonably withheld, each of the parties shall not, and shall not permit its subsidiaries to, do any of the following:

(a) amend or otherwise change its Certificate of Incorporation or Bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof);

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of such party;

(d) sell, pledge, dispose of or encumber any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

(e) fail to make any expenditures that are necessary and sufficient to maintain or, to the extent budgeted or consistent with the past practice, improve the conditions of its properties, facilities and equipment, including, without limitation, budgeted expenditures relating to maintenance, repair and replacement;

(f) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options;

A1-36

(g) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

(h) sell, transfer, license, sublicense or otherwise dispose of any material IP Rights, or amend or modify any existing agreements with respect to any material IP Rights;

(i) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of its subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or materially amend any material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole (except pursuant to a capital expenditure budget approved in writing by both parties); or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(i);

(j) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees who are not officers in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis) or other employee, or establish, adopt, enter into or amend any employee benefit plan;

(k) take any action, other than as required by GAAP, to change accounting policies or procedures;

(l) make any material Tax election inconsistent with past practices, settle or compromise any material federal, state, local or foreign Tax liability, enter into any Tax allocation agreement, Tax sharing agreement, pre-filing or advance pricing agreement, Tax indemnity agreement or closing agreement, or agree to an extension of a statute of limitations for any assessment of any Tax;

(m) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Raven or Parent, as applicable, or incurred in the ordinary course of business and consistent with past practice or as may otherwise be contemplated by this Agreement;

(n) enter into any material partnership arrangements, joint development agreements or strategic alliances;

(o) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (n) above.

If a party wishes to obtain the consent of the other party to take actions for which prior consent is required pursuant to this Section 4.1, it shall request such consent in writing by telecopy to the attention of the Chief Executive Officer and the Chief Financial Officer of the other party. A consent signed by either such officer shall be deemed sufficient for purposes hereof.

A1-37

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1  Proxy Statement/Prospectus; Registration Statement; Other.  As promptly as practicable after the execution of this Agreement, Parent shall use commercially reasonable efforts to file an application for relisting with Nasdaq or listing on an Approved Exchange. Subject to receiving all required information from Raven, as promptly as practicable after the execution of this Agreement, Parent will prepare and file a proxy statement submitting the requisite approval of Merger I to the vote of Parent’s stockholders (“Proxy Statement”) with the SEC, and Parent will prepare and file with the SEC a registration statement on Form S-4 with respect to the registration of the shares of Parent Common Stock to be issued in connection with Merger I (the “Registration Statement”) in which the Proxy Statement will be included as a prospectus. Subject to receiving all required information from Raven, Parent will respond to any comments of the SEC and will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time. Parent will notify Raven promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Registration Statement, the Proxy Statement or for additional information and will supply Raven with copies of all correspondence between Parent or any of its representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, or Merger I. Each party will ensure that the information such party provides to be included in the Proxy Statement and the Registration Statement will comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, Parent will promptly inform Raven of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Parent, such amendment or supplement. The Proxy Statement will also include the recommendation of the Board of Directors of Parent in favor of the issuance of shares of Parent Common Stock in Merger I and, if required, an increase in the number of authorized shares of Parent Common Stock necessary to effectuate the transactions contemplated in this Agreement.

5.2  Stockholder Approvals.

(a) Raven will use its commercially reasonable efforts to obtain the written consent of the Raven Stockholders in accordance with Delaware Law and its Certificate of Incorporation and Bylaws. Promptly after the date hereof, Parent will take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Parent Stockholders’ Meeting to be held as promptly as practicable, and in any event within 60 days after the declaration of effectiveness of the Registration Statement, for the purpose of (i) voting upon this Agreement, (ii) issuing shares of Parent Common Stock by virtue of Merger I and (ii) if necessary, increasing the number of authorized shares of capital stock required to effectuate the transactions contemplated in this Agreement. Parent will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the foregoing proposals and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by Delaware Law to obtain such approvals.

(b) Except as provided in Section 5.15(a)(ii), neither the Board of Directors of Parent nor any committee thereof shall withhold, withdraw, amend or modify, or propose publicly to withhold, withdraw, amend or modify, in each case in a manner adverse to, the Parent Recommendation or approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Parent Acquisition Proposal, or resolve or agree to do any of the foregoing (a “Parent Recommendation Change”).

(c) Except as provided in Section 5.15(b)(ii), neither the Board of Directors of Raven nor any committee thereof shall withhold, withdraw, amend or modify, or propose publicly to withhold, withdraw, amend or modify, in each case in a manner adverse to Parent, the Raven Recommendation or approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Raven Acquisition Proposal, or resolve or agree to do any of the foregoing (a “Raven Recommendation Change”).

A1-38

5.3  Access to Information; Confidentiality.  Upon reasonable notice and subject to restrictions contained in agreements which have confidentiality obligations to which such party is subject, Raven and Parent shall each afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access during normal business hours, during the period prior to the Effective Time of Merger I, to all its properties, books, contracts, commitments and records and, during such period, Raven and Parent each shall furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request. Each party shall keep such information confidential in accordance with the terms of the currently effective confidentiality agreement (the “Confidentiality Agreement”) between Parent and Raven. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate Merger I.

5.4  Consents; Approvals.  Raven and Parent shall each use commercially reasonable efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and Raven and Parent shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by Raven and Parent and the consummation by them of the transactions contemplated hereby. Raven and Parent shall furnish all information required to be included in the Proxy Statement and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any United States, or foreign governmental body in connection with the transactions contemplated by this Agreement.

5.5  Bridge Loan.  Concurrent with the execution and delivery of this Agreement, Parent and Raven shall enter into the loan agreement and related documents (collectively, the “Parent Bridge Loan”) in the form attached as Exhibit E hereto.

5.6  Employee Matters.

(a) Parent and Raven shall cooperate to identify and to provide an offer of employment to each employee of Raven the parties intend to continue his or her employment with the Surviving Entity from and after the Effective Time of Merger I (collectively, “Raven Employees”), which offer of employment, if accepted, will supersede and replace all existing employment and compensation agreements and arrangements between the Surviving Entity and such Raven Employee. Between the date of this Agreement and the Effective Time of Merger I, Raven shall use its commercially reasonable efforts to assist Parent in causing Raven Employees who have accepted such employment offers to enter into Parent’s standard hiring documents, which documents will be effective at the Effective Time of Merger I. Parent will honor all existing employment, retention and severance agreements between Raven and any officer, director or employee of Raven specified in Section 2.13(a) of the Raven Disclosure Schedule, in accordance with the terms of such agreements.

(b) From and after the Effective Time of Merger I, Parent shall use commercially reasonable efforts to cause the Raven Employees who accept employment offers to be eligible to participate in all compensation, retention, severance and employee benefit plans of Parent and its subsidiaries on the same terms as similarly situated Parent employees. Parent will use commercially reasonably efforts to cause service rendered by Raven Employees prior to the Effective Time of Merger I to be credited for all purposes under compensation, retention, severance and employee benefit plans of Parent and its subsidiaries (other than for purposes of benefit accrual or as would result in a duplication of benefits). Parent will use commercially reasonable efforts to cause Raven Employees and their dependents to be immediately eligible to participate, without waiting time, in any Parent Employee Plan to the extent such employee benefit plans replace comparable Raven Employee Plans in which such individuals participated immediately before the Effective Time of Merger I and Parent will use its commercially reasonable efforts to cause all such Raven Employees and their dependents not to be subject to any pre-existing condition limitation or actively at work requirements under any health plan of Parent or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding plan of Raven in which they participated

A1-39

prior to the Effective Time of Merger I. Parent will give such Raven Employees credit under such plans for co-payments made and deductibles satisfied prior to the Effective Time of Merger I.

(c) No provision in this Agreement shall modify or amend any Raven Employee Plan or Parent Employee Plan unless this Agreement explicitly states that the provision “amends” such plan. This shall not prevent the parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other party shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to such plan. If a party not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to such Raven Employee Plan or Parent Employee Plan and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively as of its inception, thereby precluding it from having any amendatory effect.

(d) If requested by Parent at least five days prior to the Effective Time of Merger I, Raven shall terminate any and all Raven Plans intended to qualify under Section 401(k) of the Code, effective not later than the day immediately preceding the Effective Time of Merger I. In the event that Parent requests that such 401(k) plan(s) be terminated, Raven shall provide Parent with evidence that such 401(k) Plan(s) have been terminated pursuant to resolution of Raven’s Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time of Merger I.

(e) Raven shall use all commercially reasonable efforts to enter into an agreement with each holder of an option or warrant to purchase shares of Raven Common Stock outstanding as of immediately prior to the Effective Time of Merger I, which shall provide for the cancellation of such option or warrant effective as of immediately prior to the Effective Time of Merger I.

5.7  Director Indemnification and Insurance.

(a) From and after the Effective Time of Merger I, Parent shall, and shall cause the Surviving Entity to, fulfill and honor in all respects the obligations of Raven which exist prior to the date hereof to indemnify Raven’s present and former directors and officers and their heirs, executors and assigns. The governing documents of the Surviving Entity will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of Raven, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time of Merger I in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time of Merger I, were directors, officers, employees or agents of Raven, unless such modification is required by law.

(b) After the Effective Time of Merger I Parent shall, and shall cause the Surviving Entity to, to the fullest extent permitted under applicable law or under the Surviving Entity’s governing documents, indemnify and hold harmless, each present or former director or officer of Raven or any of its subsidiaries and his or her heirs, executors and assigns (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director, officer, employee or agent of Raven occurring prior to the Effective Time of Merger I (including without limitation actions or omissions relating to Merger I) for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time of Merger I), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time of Merger I will be reasonably satisfactory to the Surviving Entity, (ii) after the Effective Time, the Surviving Entity will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and (iii) the Surviving Entity will cooperate in the defense of any such matter; provided, however, that the Surviving Entity will not be liable for any settlement effected without its prior written consent; and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such one-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

A1-40

(c) For a period of six years after the Effective Time of Merger I, Parent will cause the Surviving Entity to maintain directors’ and officers’ liability insurance covering those persons who are covered by Raven’s directors’ and officers’ liability insurance policy as of immediately prior to the Effective Time of Merger I on terms comparable to those applicable to the directors and officers of Raven as of immediately prior to the Effective Time of Merger I in an amount not to exceed the amount set forth on Schedule 5.7(c) to this Agreement.

(d) The provisions of this Section 5.7 shall be in addition to any other rights available to the Indemnified Parties, will survive any termination of this Agreement and the consummation of Merger I at the Effective Time of Merger I, is intended to benefit Raven, the Surviving Entity and the Indemnified Parties, will be binding on all successors and assigns of the Surviving Entity and are expressly indeed to be for the benefit of the Indemnified Parties.

5.8  Notification of Certain Matters.

(a) Raven shall give prompt notice to Parent, and Parent shall give prompt notice to Raven, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of Raven or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8(a) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.2(a) and 6.3(a) unless the failure to give such notice results in material prejudice to the other party.

(b) Each of Raven and Parent shall give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with Merger I or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with Merger I or other transactions contemplated by this Agreement; (iii) any litigation relating to or involving or otherwise affecting Raven or Parent that relates to Merger I or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Raven Contract; and (v) any change that would be considered reasonably likely to result in a Material Adverse Effect, or is likely to impair in any material respect the ability of either Raven or Parent to consummate the transactions contemplated by this Agreement.

5.9  Monthly Financial Statements.  As promptly as possible following the last day of each fiscal month end after the date hereof until the Effective Time of Merger I, and in any event within 28 days after the end of each such fiscal month end, Raven shall deliver to Parent the consolidated balance sheet of Raven and the related consolidated statements of income, changes in stockholders’ equity and cash flows of Raven for the one-month period then ended and for the period then ended since the Raven Balance Sheet Date (collectively, the “Interim Financial Statements”). The Interim Financial Statements shall be prepared so as to present fairly the consolidated financial condition, retained earnings, assets and liabilities of Raven as of the date thereof, subject to normal year-end adjustments which are not expected to be material in amount.

5.10  Further Action.  Upon the terms and subject to the conditions hereof, each of the parties hereto in good faith shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

5.11  Public Announcements.  Parent and Raven shall consult with each other before issuing any press release or otherwise making any public statements with respect to Merger I or this Agreement and shall not issue any such press release or make any such public statement, except as may be required by applicable law, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement, without the prior consent of the other party, which shall not be unreasonably withheld or delayed.

5.12  Listing of Parent Common Stock.  Parent shall have reserved 31,961,528 shares of Parent Common Stock for issuance in connection with Merger I. Parent shall use commercially reasonable efforts to cause the shares

A1-41

of Parent Common Stock to be issued in Merger I to be approved for relisting on Nasdaq or listing on another Approved Exchange prior to the Effective Time of Merger I and to cause the shares of Parent Common Stock being issued in Merger I to be approved for listing (subject to notice of issuance) on such Approved Exchange at or prior to the Effective Time of Merger I.

5.13  Tax-Free Reorganization.

(a) Parent, Merger Sub I, Merger Sub II and Raven will each use its reasonable best efforts to cause the Transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code, and Parent, Merger Sub I, Merger Sub II and Raven shall each use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective subsidiaries to, take any action that would prevent or impede the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger Sub I, Merger Sub II and Raven shall report and treat the Transaction as a reorganization within the meaning of Section 368(a) of the Code and shall file all returns, information returns, schedules and reports consistent with that treatment. Parent and Raven will each make available to the other party and their respective legal counsel copies of all returns requested by the other party.

5.14  Board of Directors of Parent.  Parent shall take all actions necessary to cause the Board of Directors of Parent, immediately after the Effective Time of Merger I, to consist of the persons listed as directors on Schedule 5.14 hereto. The executive officers of Parent immediately after the Effective Time of Merger I shall be the persons listed as officers on Schedule 5.14 hereto.

5.15  No Solicitation.

(a) Restrictions on Parent.

(i) From and after the date of this Agreement until the Effective Time of Merger I or termination of this Agreement pursuant to Article VII, Parent will not, nor will it authorize or knowingly permit any of its respective officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives retained by any of them (collectively, “Representatives”) to (and shall instruct its Representatives not to), directly or indirectly, (A) solicit, initiate, encourage or take any other action to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or could reasonably be expected to lead to any Parent Acquisition Proposal, (B) participate in any discussions or negotiations relating to, or furnish to any Person any information relating to, a Parent Acquisition Proposal, (C) subject to Section 5.15(a)(ii), approve, endorse or recommend any Parent Acquisition Proposal, (D) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Parent or any of its subsidiaries, or (E) subject to Section 5.15(a)(ii), enter into any letter of intent, agreement in principle or similar document or any agreement or commitment contemplating or otherwise relating to any Parent Acquisition Transaction; provided, however, until the date on which the issuance of shares of Parent Common Stock in Merger I is approved by the required vote of the Parent stockholders, this Section 5.15(a) shall not prohibit Parent from furnishing information to or entering into discussions or negotiations with respect to a Parent Acquisition Proposal with any Person or group if (1) Parent receives an unsolicited written Parent Acquisition Proposal from such Person or group (which is not withdrawn) which the Parent Board of Directors determines in its good faith judgment after consultation with its financial advisors and outside legal counsel is a Parent Superior Proposal or could reasonably be expected to lead to a Parent Superior Proposal, (2) the Board of Directors of Parent concludes in good faith by a majority vote, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to Parent’s stockholders under applicable law, (3) neither Parent nor any of its Representatives shall have violated any of the restrictions set forth in this Section 5.15(a) in connection with such Parent Acquisition Proposal, (4) (x) at least one (1) business day prior to furnishing any such information to, or entering into discussions or negotiations with, such Person or group, Parent gives Raven written notice of the identity of such Person or group and of Parent’s intention to furnish information to, or enter into discussions or negotiations with, such Person or group and (y) Parent receives from such Person or group an executed confidentiality agreement containing terms no less favorable to Parent than the terms of the Confidentiality Agreement and (5) contemporaneously with furnishing any such information to such Person or group, Parent furnishes such information to Raven

A1-42

(to the extent such information has not been previously furnished by Parent to Raven). Parent will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Parent Acquisition Proposal and, consistent with the terms of any confidentiality or other agreement with any such party, shall use its commercially reasonable efforts to cause any such party (or its Representatives) in possession of confidential information about Parent that was furnished by or on behalf of Parent to return or destroy all such information. In addition to the foregoing, Parent shall provide Raven with at least forty-eight (48) hours prior written notice (or such lesser prior notice as provided to Parent’s directors) of any meeting of Parent’s Board of Directors at which Parent’s Board of Directors is reasonably expected to consider a Parent Acquisition Proposal and together with such notice a copy of the documentation relating to such Parent Acquisition Proposal.

(ii) Neither Parent’s Board of Directors nor any committee thereof shall (A) make a Parent Recommendation Change, (B) approve, endorse or recommend any Parent Acquisition Proposal or publicly propose to approve, endorse or recommend any Parent Acquisition Proposal or resolve or agree to take any such action, or (C) enter into any letter of intent, agreement in principle or similar document or any Contract or commitment (each, a “Parent Acquisition Agreement”) contemplating or otherwise relating to, or which is intended or is reasonably likely to lead to, any Parent Acquisition Transaction (other than a confidentiality agreement referred to in Section 5.15(a)(i)(4)(y)) or resolve or agree to take any such action. Notwithstanding anything in this Section 5.15(a)(ii) to the contrary, at any time prior to obtaining the approval of Parent’s stockholders to the issuance of shares of Parent Common Stock in Merger I, if the Parent Board of Directors concludes in good faith by a majority vote, after consultation with its outside counsel, that as a result of the receipt of a Parent Superior Proposal that did not result from a violation of the restrictions set forth in Section 5.15(a)(i), the failure to do so would be inconsistent with its fiduciary duties to Parent’s stockholders under applicable law, the Parent Board of Directors may make a Parent Recommendation Change and cause Parent to terminate this Agreement pursuant to Section 7.1(i) and concurrently enter into a Parent Acquisition Agreement with respect to which a Parent Recommendation Change has been made; provided, however, that Parent shall not terminate this Agreement pursuant to Section 7.1(i), and any purported termination pursuant to Section 7.1(i) shall be void and of no force and effect unless, Parent shall have complied with all the provisions of this Section 5.15(a) (including the notification provisions of this Section 5.15(a)), and with all applicable requirements of Section 7.3(a) (including payment of the Parent Termination Fee prior to or concurrently with such termination) in connection with such Parent Superior Proposal; provided further, however, that Parent shall not exercise its right to terminate this Agreement pursuant to Section 7.1(i) until (x) after the fifth business day following delivery of written notice to Raven (a “Parent Notice of Superior Proposal”) from Parent advising Raven that the Parent Board of Directors has received a Parent Superior Proposal, attaching the most current version of any proposed transaction agreement with the party making the Parent Superior Proposal or a detailed summary of all material terms and conditions of the Parent Superior Proposal, identifying the Person making the Parent Superior Proposal and stating that Parent’s Board of Directors intends to exercise its right to terminate this Agreement pursuant to Section 7.1(i) (it being understood and agreed that prior to any such termination taking effect, any amendment to the price or any other material term of such Parent Superior Proposal shall require a new Parent Notice of Superior Proposal and a new five (5) business day period), and (y) during such five (5) business day period after delivery of the Parent Notice of Superior Proposal, Raven does not make an offer to make adjustments to the terms and conditions of this Agreement such that the Parent Acquisition Proposal no longer constitutes a Parent Superior Proposal.

(iii) For purposes of this Agreement, “Parent Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Raven) relating to any Parent Acquisition Transaction. For the purposes of this Agreement, “Parent Acquisition Transaction” shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a 15% or more interest in the total voting power of Parent or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Parent or any of its subsidiaries, (B) any merger, consolidation, reorganization or business combination or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (C) any sale, lease,

A1-43

exchange, transfer, license, acquisition or disposition of more than 15% of the consolidated assets of Parent and its subsidiaries (including equity securities of Parent’s subsidiaries), other than a sale of Parent’s manufacturing facility; or (D) any liquidation or dissolution of Parent. For purposes of this Agreement, “Parent Superior Proposal” shall mean an unsolicited, bona fide written Parent Acquisition Proposal that the Board of Directors of Parent determines in its good faith judgment by a majority vote (after consultation with its financial advisors and outside legal counsel) to be more favorable to the Parent stockholders than the transactions contemplated by this Agreement (taking into account any proposed modifications to the terms hereof), taking into account all relevant factors (including legal, financial, regulatory and other aspects of the offer and the third party making the offer).

(iv) In addition to the obligations of Parent set forth in paragraph (i) of this Section 5.15(a), Parent as promptly as practicable, and in any event within one (1) business day, shall notify Raven of any request received by Parent for information which Parent reasonably believes could lead to a Parent Acquisition Proposal or of any Parent Acquisition Proposal, the material terms and conditions of such request, Parent Acquisition Proposal or inquiry, and the identity of the Person or group making any such request, Parent Acquisition Proposal or inquiry. Parent will keep Raven informed on a prompt basis of material changes to any such request, Parent Acquisition Proposal or inquiry.

(v) Nothing contained in this Section 5.15(a) shall prohibit Parent from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; provided that any Parent Recommendation Change must comply with Section 5.15(a)(ii).

(b) Restrictions on Raven.

(i) From and after the date of this Agreement until the Effective Time of Merger I or termination of this Agreement pursuant to Article VII, Raven will not, nor will it authorize or knowingly permit any of its Representatives to (and shall instruct its Representatives not to), directly or indirectly, (A) solicit, initiate, encourage or take any other action to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or could reasonably be expected to lead to any Raven Acquisition Proposal, (B) participate in any discussions or negotiations relating to, or furnish to any Person any information relating to, a Raven Acquisition Proposal, (C) subject to Section 5.15(b)(ii), approve, endorse or recommend any Raven Acquisition Proposal, (D) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Raven or any of its subsidiaries, or (E) subject to Section 5.15(b)(ii), enter into any letter of intent, agreement in principle or similar document or any agreement or commitment contemplating or otherwise relating to any Raven Acquisition Transaction; provided, however, until the date on which this Agreement is adopted by the required vote (whether taken at a meeting or obtained by written consent) of the Raven stockholders, this Section 5.15(b) shall not prohibit Raven from furnishing information to or entering into discussions or negotiations with respect to a Raven Acquisition Proposal with any Person or group if (1) Raven receives an unsolicited written Raven Acquisition Proposal from such Person or group (which is not withdrawn) which the Raven Board of Directors determines in its good faith judgment after consultation with its financial advisor and outside legal counsel is a Raven Superior Proposal or could reasonably be expected to lead to a Raven Superior Proposal, (2) the Board of Directors of Raven concludes in good faith by a majority vote, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to Raven’s stockholders under applicable law, (3) neither Raven nor any of its Representatives shall have violated any of the restrictions set forth in this Section 5.15(b) in connection with such Raven Acquisition Proposal, (4) (x) at least one (1) business day prior to furnishing any such information to, or entering into discussions or negotiations with, such Person or group, Raven gives Parent written notice of the identity of such Person or group and of Raven’s intention to furnish information to, or enter into discussions or negotiations with, such Person or group and (y) Raven receives from such Person or group an executed confidentiality agreement containing terms no less favorable to Raven than the terms of the Confidentiality Agreement and (5) contemporaneously with furnishing any such information to such Person or group, Raven furnishes such information to Parent (to the extent such information has not been previously furnished by Raven to Parent). Raven and its subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Raven Acquisition Proposal and, consistent with the terms of any confidentiality or other agreement with any such party, shall use its commercially reasonable efforts to cause any such party (or its Representatives) in possession of confidential information about Raven that was furnished by or on behalf of Raven to return or destroy all such information. In addition to the foregoing, Raven shall provide

A1-44

Parent with at least forty-eight (48) hours prior written notice (or such lesser prior notice as provided to Raven’s directors) of any meeting of Raven’s Board of Directors at which Raven’s Board of Directors is reasonably expected to consider a Raven Acquisition Proposal and together with such notice a copy of the documentation relating to such Raven Acquisition Proposal.

(ii) Neither Raven’s Board of Directors nor any committee thereof shall (A) make a Raven Recommendation Change, (B) approve, endorse or recommend any Raven Acquisition Proposal or publicly propose to approve, endorse or recommend any Raven Acquisition Proposal or resolve or agree to take any such action, or (C) enter into any letter of intent, agreement in principle or similar document or any Contract or commitment (each, a “Raven Acquisition Agreement”) contemplating or otherwise relating to, or which is intended or is reasonably likely to lead to, any Raven Acquisition Transaction (other than a confidentiality agreement referred to in Section 5.15(b)(i)(4)(y)) or resolve or agree to take any such action. Notwithstanding anything in this Section 5.15(b)(ii) to the contrary, at any time prior to obtaining the approval of Raven’s stockholders to the adoption of this Agreement, if the Raven Board of Directors concludes in good faith by a majority vote, after consultation with its outside counsel, that as a result of the receipt of a Raven Superior Proposal that did not result from a violation of the restrictions set forth in Section 5.15(b)(i), the failure to do so would be inconsistent with its fiduciary duties to Raven’s stockholders under applicable law, the Raven Board of Directors may make a Raven Recommendation Change and cause Raven to terminate this Agreement pursuant to Section 7.1(j) and concurrently enter into a Raven Acquisition Agreement with respect to which a Raven Recommendation Change has been made; provided, however, that Raven shall not terminate this Agreement pursuant to Section 7.1(j), and any purported termination pursuant to Section 7.1(j) shall be void and of no force and effect unless, Raven shall have complied with all the provisions of this Section 5.15(b) (including the notification provisions of this Section 5.15(b)) and with all applicable requirements of Section 7.3(b) (including payment of the Raven Termination Fee prior to or concurrently with such termination) in connection with such Raven Superior Proposal; provided further, however, that Raven shall not exercise its right to terminate this Agreement pursuant to Section 7.1(j) until (x) after the fifth business day following delivery of written notice to Parent (a “Raven Notice of Superior Proposal”) from Raven advising Parent that the Raven Board of Directors has received a Raven Superior Proposal, attaching the most current version of any proposed transaction agreement with the party making the Raven Superior Proposal or a detailed summary of all material terms and conditions of the Raven Superior Proposal, identifying the Person making the Raven Superior Proposal and stating that Raven’s Board of Directors intends to exercise its right to terminate this Agreement pursuant to Section 7.1(j) (it being understood and agreed that prior to any such termination taking effect, any amendment to the price or any other material term of such Raven Superior Proposal shall require a new Raven Notice of Superior Proposal and a new five (5) business day period), and (y) during such five (5) business day period after delivery of the Raven Notice of Superior Proposal, Parent does not make an offer to make adjustments to the terms and conditions of this Agreement such that the Raven Acquisition Proposal no longer constitutes a Raven Superior Proposal.

(iii) For purposes of this Agreement, “Raven Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Raven) relating to any Raven Acquisition Transaction. For the purposes of this Agreement, “Raven Acquisition Transaction” shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any merger, consolidation, reorganization or business combination or similar transaction involving Raven pursuant to which the stockholders of Raven immediately preceding such transaction hold less than a majority of the equity interests in the surviving or resulting entity of such transaction; or (B) any sale, lease, exchange, transfer, license, acquisition or disposition of all or substantially all of the assets of Raven. For purposes of this Agreement, “Raven Superior Offer” shall mean an unsolicited, bona fide written Raven Acquisition Proposal that the Board of Directors of Raven determines in its good faith judgment by a majority vote (after consultation with its financial advisor and outside legal counsel) to be more favorable to the Raven stockholders than the transactions contemplated by this Agreement (taking into account any proposed modifications to the terms hereof), taking into account all relevant factors (including legal, financial, regulatory and other aspects of the offer and the third party making the offer).

(iv) In addition to the obligations of Raven set forth in paragraph (i) of this Section 5.15(b), Raven as promptly as practicable, and in any event within one (1) business day, shall notify Parent of any request received by Raven for information which Raven reasonably believes could lead to a Raven Acquisition Proposal or of any Raven Acquisition Proposal, the material terms and conditions of such request, Raven Acquisition Proposal or inquiry, and

A1-45

the identity of the Person or group making any such request, Raven Acquisition Proposal or inquiry. Raven will keep Parent informed on a prompt basis of material changes to any such request, Raven Acquisition Proposal or inquiry.

5.16  Tax Matters.  Prior to the effectiveness of the Registration Statement: (a) Raven shall execute and deliver to Cooley Godward Kronish LLP a tax representation letter in a customary form for transactions such as the Transaction in which shares of capital stock are registered on Form S-4 as may be reasonably requested by Cooley Godward Kronish LLP; and (b) Parent and the Merger Subs shall execute and deliver to Cooley Godward Kronish LLP a tax representation letter in a customary form for transactions such as the Transaction in which shares of capital stock are registered on Form S-4 as may be reasonably requested by Cooley Godward Kronish LLP. To the extent requested by Parent, each of Parent, the Merger Subs and Raven shall confirm to Cooley Godward Kronish LLP the accuracy and completeness as of the Effective Time of Merger I of the tax representation letters delivered pursuant to the immediately preceding sentence. Following the delivery of the tax representation letters pursuant to the first sentence of this Section 5.16, Parent shall use its commercially reasonable efforts to cause Cooley Godward Kronish LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinion, Cooley Godward Kronish LLP shall be entitled to rely on the tax representation letters referred to in this Section 5.16 as well as the representations made elsewhere in this Agreement.

5.17  Intentionally Omitted.

5.18  Consultation Regarding Certain Closing Conditions.  In the event that either Parent or Raven reasonably believes that a potential deviation from, or non-conformance, with the obligations set forth in this Agreement has occurred or may occur, such that the condition set forth in either Section 6.2(b) or Section 6.3(b) may not be satisfied, then such party shall so notify the other party and the Chief Executive Officers of both Parent and Raven shall meet as promptly as practicable to discuss the matter and each party shall use reasonable, good faith efforts to resolve such matter; provided that nothing shall be deemed to modify the parties’ obligations under this Agreement or to extend the date set forth in Section 7.1(b) hereof.

ARTICLE 6

CONDITIONS TO THE TRANSACTION

6.1  Conditions to Obligation of Each Party to Effect Merger I.  The respective obligations of each party to effect Merger I shall be subject to the satisfaction at or prior to the Effective Time of Merger I of the following conditions:

(a) Effectiveness of the Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement shall have been initiated or, to the knowledge of Parent or Raven, threatened by the SEC.

(b) Stockholder Approval.  This Agreement shall have been approved and adopted, and Merger I shall have been approved and adopted, by the requisite vote, under applicable law, by the stockholders of Raven and Parent, respectively; and the issuance of shares of Parent Common Stock by virtue of Merger I shall have been approved by the requisite vote under the rules of the National Association of Securities Dealers, Inc. or other Approved Exchange by the stockholders of Parent.

(c) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of Merger I on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, shall be in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to Merger I, which makes the consummation of Merger I on

A1-46

substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, illegal.

(d) Listing.  The Parent Common Stock shall have been relisted on an Approved Exchange, and the Parent Common Stock to be issued in connection with Merger I shall have been approved for listing, subject to notice of issuance, on such Approved Exchange.

6.2  Additional Conditions to Obligations of Parent.  The obligations of Parent to effect Merger I are also subject to the following conditions:

(a) Representations and Warranties.  The representations and warranties of Raven contained in this Agreement (together with the Raven Disclosure Schedule) shall be true and correct in all respects on and as of the Effective Time of Merger I, with the same force and effect as if made on and as of the Effective Time of Merger I (except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date)), except in such cases where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect on Raven; and Parent shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of Raven.

(b) Agreements and Covenants.  Raven shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time of Merger I and Parent shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of Raven.

(c) Consents Obtained.  Parent shall have received evidence, in form and substance satisfactory to it, that all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Raven for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Raven.

(d) Governmental Actions.  There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Entity or the ownership or operation by Parent of all or a material portion of the business or assets of Parent, or seeking to compel Parent or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Parent as a result of Merger I or the transactions contemplated by this Agreement.

(e) Material Adverse Change.  Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business of Raven or any subsidiary of Raven having or reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Consents under Material Agreements.  Raven shall have received all consents and approvals required with respect to Merger I under the agreements listed on Section 6.2 of the Raven Disclosure Schedule.

(g) Other Deliveries.  Parent shall have received such other certificates and instruments (including without limitation certificates of good standing of Raven in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

6.3  Additional Conditions to Obligations of Raven.  The obligation of Raven to effect Merger I is also subject to the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent contained in this Agreement (together with the Parent Disclosure Schedule) shall be true and correct in all respects on and as of

A1-47

the Effective Time of Merger I, with the same force and effect as if made on and as of the Effective Time of Merger I (except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date)), except in such cases where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect on Parent; and Raven shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent.

(b) Agreements and Covenants.  Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time of Merger I, and Raven shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent.

(c) Consents Obtained.  Raven shall have received evidence, in form and substance satisfactory to it, that all material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by Parent.

(d) Governmental Actions.  There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Raven from exercising all material rights and privileges pertaining to its ownership or operation of any of its subsidiaries of all or a material portion of the business or assets of Raven or any of its subsidiaries, or seeking to compel Raven or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Raven or any of its subsidiaries, as a result of Merger I or the transactions contemplated by this Agreement.

(e) Other Deliveries.  Raven shall have received such other certificates and instruments (including without limitation certificates of good standing of Parent in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

(f) Material Adverse Change.  Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the results of operations or financial condition of Parent or any subsidiary of Parent having or reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE 7

TERMINATION

7.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time of Merger I, notwithstanding approval thereof by the stockholders of Raven and Parent:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and Raven; or

(b) by either Parent or Raven if Merger I shall not have been consummated by April 15, 2008 (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of Merger I to occur on or before such date); or

(c) by either Parent or Raven if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting Merger I; or

A1-48

(d) by either Parent or Raven, if the required approvals of the stockholders of Parent or Raven contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the requisite vote upon a vote taken as a meeting of stockholders convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party where the failure to obtain stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement); or

(e) by Parent or Raven, upon a breach of any covenant or agreement on the part of Raven or Parent, respectively, set forth in this Agreement, in either case, such that the conditions set forth in Section 6.2(b), or Section 6.3(b), would not be satisfied (a “Terminating Breach”), provided that, if such Terminating Breach is curable prior to the expiration of fifteen (15) days from its occurrence (but in no event later than April 15, 2008) by Parent or Raven, as the case may be, through the exercise of its reasonable best efforts and for so long as Parent or Raven, as the case may be, continues to exercise such reasonable best efforts, neither Raven nor Parent, respectively, may terminate this Agreement under this Section 7.1(e) unless such 15-day period expires without such Terminating Breach having been cured; or

(f) by either Parent or Raven, if any representation or warranty on the part of the other party set forth in this Agreement proves to have been untrue on the date hereof, if such failure to be true is reasonably likely to have a Material Adverse Effect; or

(g) by Parent if a Raven Triggering Event shall have occurred; or

(h) by Raven if a Parent Triggering Effect shall have occurred; or

(i) by Parent in accordance with the terms and subject to the conditions of Section 5.15(a)(ii);

(j) by Raven in accordance with the terms and subject to the conditions of Section 5.15(b)(ii)

(k) by Raven if there shall have occurred any Material Adverse Effect with respect to Parent since the date of this Agreement; or

(l) by Parent if there shall have occurred any Material Adverse Effect with respect to Raven since the date of this Agreement.

For the purposes of this Agreement, a “Raven Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Raven or any committee thereof shall for any reason make a Raven Recommendation Change; (ii) Raven shall have entered into any letter of intent, agreement in principle or similar document or any agreement accepting any Raven Acquisition Proposal; or (iii) Raven (directly or indirectly through any of its Representatives) has willfully and materially breached its obligations under Section 5.15.

For the purposes of this Agreement, an “Parent Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Parent or any committee thereof shall for any reason have made an Parent Recommendation Change; (ii) Parent shall have failed to include in the Proxy Statement the Parent Recommendation; (iii) Parent shall have entered into any letter of intent, agreement in principle or similar document or any agreement accepting any Parent Acquisition Proposal; (iv) Parent (directly or indirectly through any of its Representatives) has willfully and materially breached its obligations under Section 5.15; or (v) a tender or exchange offer relating to securities of Parent shall have been commenced by a Person unaffiliated with Raven and Parent shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Parent recommends rejection of such tender or exchange offer.

7.2  Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.2, 7.3 and Article VIII hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof. No termination of this Agreement shall affect the obligations

A1-49

of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.

7.3  Termination Fees.

(a) Parent Payment.

(i) Parent shall pay to Raven in immediately available funds, prior to or concurrently with termination of this Agreement, an amount equal to $2,000,000 (the “Parent Termination Fee”) if this Agreement is terminated by Parent pursuant to Section 7.1(i).

(ii) Parent acknowledges that the agreement contained in this Section 7.3(a) is an integral part of the transactions contemplated by this Agreement, and that, without this agreement, Raven would not enter into this Agreement; accordingly, if Parent fails to pay in a timely manner the amount due pursuant to this Section 7.3(a) and, in order to obtain such payment, Raven makes a claim that results in a judgment against Parent for the amount set forth in this Section 7.3(a), Parent shall pay to Raven its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in this Section 7.3(a) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fee described in this Section 7.3(a) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(b) Raven Payment.

(i) Raven shall pay to Parent in immediately available funds, prior to or concurrently with termination of this Agreement, an amount equal to $2,000,000 (the “Raven Termination Fee”) if this Agreement is terminated by Raven pursuant to Section 7.1(j).

(ii) Raven acknowledges that the agreement contained in this Section 7.3(b) is an integral part of the transactions contemplated by this Agreement, and that, without this agreement, Parent would not enter into this Agreement; accordingly, if Raven fails to pay in a timely manner the amount due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against Raven for the amount set forth in this Section 7.3(b), Raven shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fee described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

7.4  Fees and Expenses.  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not Merger I is consummated; provided, however, that if Merger I is consummated, such fees and expenses shall be paid by such party out of its own cash on hand prior to the Effective Time of Merger I.

ARTICLE 8

INDEMNIFICATION

8.1  Definitions.  As used in this Article 8, the following terms shall have the following meanings:

(a) “Affiliate” as to any person means any entity, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with such person.

(b) “Event of Indemnification” shall mean the untruth, inaccuracy or breach of any representation, warranty, covenant or agreement by Raven or by Parent contained in either Article II or Article III of this Agreement, respectively, including any Third Party Claims (as defined below) based on the foregoing.

(c) “Indemnified Persons” shall mean and include (i) with respect to an Event of Indemnification arising under Article II, Parent and the Surviving Entity and their respective Affiliates, successors and assigns, and the respective officers and directors of each of the foregoing (the “Stockholder Indemnified Persons”), and

A1-50

(ii) with respect to an Event of Indemnification arising under Article III, each of the Raven Stockholders and their respective Affiliates, successors and assigns (the “Parent Indemnified Persons”).

(d) “Indemnifying Persons” shall mean and include (i) with respect to an Event of Indemnification arising under Article II, each of the Raven Stockholders receiving Merger Consideration and its or his respective successors, assigns, heirs and legal representatives and estate (the “Stockholder Indemnifying Persons”) and (ii) with respect to an Event of Indemnification arising under Article III, Parent and its successors and assigns (the “Parent Indemnifying Persons”).

(e) “Losses” shall mean any and all losses, claims, shortages, damages, liabilities, expenses (including reasonable attorneys’ and accountants’ fees), assessments, Taxes (including interest or penalties thereon) sustained, suffered or incurred by any Indemnified Person arising from or in connection with any such matter that is the subject of indemnification under Section 8.2 hereof.

8.2  Indemnification and Escrow Fund.  Subject to Section 8.3, the Indemnifying Persons shall indemnify the Indemnified Persons from and against any and all Losses arising from or in connection with any Event of Indemnification. At the Closing, Parent shall issue to U.S. Bank (“Escrow Agent”) shares of Parent Common Stock comprising ten percent (10%) of the shares to be issued as Merger Consideration (the “Parent Escrow Fund”), which shares shall be held by the Escrow Agent under the terms set forth in an Escrow Agreement among the Parent, the Escrow Participant Representative and the Escrow Agent (“Escrow Agreement”) and shall be available to indemnify Parent pursuant to the indemnification provisions set forth in this Section 8.

8.3  Limitations on Indemnification.  Notwithstanding the foregoing, the right to indemnification under this Section 8 shall be subject to the following terms:

(a) Neither the Parent Indemnified Persons nor the Stockholder Indemnified Persons shall be entitled to indemnification pursuant to Section 8.2 unless and until the amount of all claims for Losses by such party exceed $500,000 in the aggregate, whereupon indemnification pursuant to Section 8.2 shall be payable for such claims without any deduction.

(b) No indemnification shall be payable pursuant to Section 8.2 for claims asserted other than as set forth in Section 8.4.

(c) All indemnification claims by Parent Indemnified Persons other than for fraud, willful misconduct or intentional or reckless misrepresentation, shall be limited to the Parent Escrow Fund and shall be satisfied by the surrender of shares of Parent Common Stock from the Escrow Fund, valued at the fair market value of such shares as of the Effective Time of Merger I, based on the average closing price of a share of Parent Common Stock on the Approved Exchange over the ten (10) trading days ending on the trading day prior to the Effective Time of Merger I. All indemnification claims by Stockholder Indemnified Persons other than for fraud, willful misconduct or intentional or reckless misrepresentation, shall be limited to the value of ten percent (10%) of the shares to be issued as Merger Consideration as of the Closing.

8.4  Assertion of Claims.  No claim shall be brought under Section 8.2 hereof unless the Indemnified Persons, or any of them, at any time prior to the 12 month anniversary of this agreement, give the applicable Indemnifying Person or Persons (if the Indemnifying Person or Persons is/are the Stockholder Indemnifying Person or Persons, then the Escrow Participant Representative) (a) a written notice of the existence of any such claim, specifying the nature and basis of such claim and the amount thereof, to the extent known or (b) written notice pursuant to Section 8.5 of any Third Party Claim, the existence of which might give rise to such a claim. The failure so to provide such notice to the applicable Indemnifying Person or Persons (if the Indemnifying Person or Persons is/are the Stockholder Indemnifying Person or Persons, then the Escrow Participant Representative) will not relieve the Indemnifying Person or Persons from any liability which they may have to the Indemnified Person or Persons under this Agreement (unless and only to the extent that such failure results in the loss or compromise of any rights or defenses of the Indemnifying Person or Persons and they were not otherwise aware of such action or claim). Upon the giving of such written notice as aforesaid, the Indemnified Person or Persons, or any of them, shall have the right to commence legal proceedings prior to the Expiration Date (as defined below) for the claim involved.

A1-51

8.5  Notice and Defense of Third Party Claims.  Losses resulting from the assertion of liability by third parties (each, a “Third Party Claim”) shall be subject to the following terms and conditions:

(a) The Indemnified Person or Persons shall promptly give written notice to the applicable Indemnifying Person or Persons of any Third Party Claim that might give rise to any Loss by the Indemnified Person or Persons, stating the nature and basis of such Third Party Claim, and the amount thereof to the extent known. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, without limitation, any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument. Notwithstanding the foregoing, the failure to provide notice as aforesaid to the applicable Indemnifying Person or Persons (if the Indemnifying Person or Persons is/are the Stockholder Indemnifying Person or Persons, then the Escrow Participant Representative) will not relieve the Indemnifying Person or Persons from any liability which they may have to the Indemnified Person or Persons under this Agreement or otherwise (unless and only to the extent that such failure directly results in the loss or compromise of any rights or defenses of the Indemnifying Person or Persons and they were not otherwise aware of such action or claim).

(b) The Indemnified Person or Persons shall defend any Third Party Claims with counsel of their own choosing, and shall act reasonably and in accordance with their good faith business judgment in handling such Third Party Claims, provided that no Third Party Claim may be settled without the consent of the Indemnifying Person or Persons. The Indemnifying Persons, on the one hand, and the Indemnified Persons, on the other hand, shall make available to each other and their counsel and accountants all books and records and information relating to any Third Party Claims, keep each other fully apprised as to the details and progress of all proceedings relating thereto and render to each other such assistance as may be reasonably required to ensure the proper and adequate defense of any and all Third Party Claims.

8.6  Survival of Representations and Warranties.  The representations, warranties, covenants and agreements of Raven and Parent set forth in this Agreement and in any certificate, exhibit or schedule hereto shall survive 12 months from the Effective Time of Merger I (the date of expiration of such representations, warranties, covenants and agreements being the “Expiration Date”). Such survival shall not be affected by any examination made for or on behalf of the Indemnified Parties or the knowledge of any of the Indemnified Parties’ officers, directors, stockholders, employees, agents or affiliates. No demand or notice of a Third Party Claim may be made after the Expiration Date; however, any demands or notices of Third Party Claims asserted in writing prior to the Expiration Date shall survive until finally resolved and satisfied in full and the Expiration Date shall be so extended. If a claim for indemnification is made before expiration of such period, then (notwithstanding the expiration of such time period) the representation, warranty, covenant or agreement applicable to such claim shall survive until, but only for purposes of, the resolution of such claim.

A1-52

ARTICLE 9

GENERAL PROVISIONS

9.1  Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally, three days after being sent by registered or certified mail (postage prepaid, return receipt requested), one day after dispatch by recognized overnight courier (provided delivery is confirmed by the carrier) and upon transmission by telecopy, confirmed received, to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address):

(a)  If to Parent:

349 Oyster Point Blvd.
South San Francisco, CA 94080
Attn.: Chief Executive Officer

With a copy to:

Cooley Godward Kronish LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attn.: Laura Berezin and Adam Salassi

(b)  If to Raven:

One Corporate Drive
South San Francisco, CA 94080
Attn.: Chief Executive Officer

With a copy to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park CA 94025
Attn.: Alan C. Mendelson and Linda Lorenat

If to the Escrow Participant Representative:

Shareholder Representative Services, LLC
999 18th Street, Suite 1825
Denver, CO 80202
Attn: Paul Koenig

9.2  Certain Definitions.  For purposes of this Agreement, the term:

(a) “Affiliates” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person, including, without limitation, any partnership or joint venture in which Raven or Parent, as the case may be, (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of five percent or more;

(b) “Business Day” means any day other than a day on which banks in Boston are required or authorized to be closed;

(c) “Person” means a person, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

(d) “Subsidiary” or “subsidiaries” of Raven, the Surviving Entity, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which Raven, the Surviving Entity, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly

A1-53

or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

9.3  Definitions List.  To assist in the reading of this Agreement, the following defined terms have the definitions provided in the Agreement where indicated below:

(a) “Affiliate” shall have the meaning set forth in Section 8.1(a).

(b) “Affiliates” shall have the meaning set forth in Section 9.2(a).

(c) “Aggregate Outstanding Claims” shall have the meaning set forth in Section 1.7(b)(i).

(d) “Agreement” shall have the meaning set forth in the first paragraph.

(e) “Agreement of Merger” shall have the meaning set forth in Section 1.2.

(f) “Business Day” shall have the meaning set forth in Section 9.2(b).

(g) “Certificate(s)” shall have the meaning set forth in Section 1.8(b).

(h) “Certifications” shall have the meaning set forth in Section 3.5(a).

(i) “CGCL” shall have the meaning set forth in Section 1.6(h).

(j) “COBRA” shall have the meaning set forth in Section 2.13(f).

(k) “Code” shall have the meaning set forth in the Recitals.

(l) “Confidentiality Agreement” shall have the meaning set forth in Section 5.3.

(m) “Copyrights” shall have the meaning set forth in Section 2.9(b).

(n) “Delaware Law” shall have the meaning set forth in the Recitals.

(o) “Dissenting Shares” shall have the meaning set forth in Section 1.6(h).

(p) “DLLCA” shall have the meaning set forth in the Recitals.

(q) “Effective Time of Merger I” shall have the meaning set forth in Section 1.2.

(r) “Effective Time of Merger II” shall have the meaning set forth in Section 1.2.

(s) “ERISA” shall have the meaning set forth in Section 2.13(a).

(t) “ERISA Affiliate” shall have the meaning set forth in Section 2.13(a).

(u) “Escrow Account” shall have the meaning set forth in Section 1.7(a)(i).

(v) “Escrow Agent” shall have the meaning set forth in Sections 1.7(a)(i) and 8.2.

(w) “Escrow Agreement” shall have the meaning set forth in Sections 1.7(a)(i) and 8.2.

(x) “Escrow Amount” shall have the meaning set forth in Section 1.7(a)(i).

(y) “Escrow Participant” shall have the meaning set forth in Section 1.7(a)(i).

(z) “Escrow Participant Representative” shall have the meaning set forth in Section 1.7(c)(i).

(aa) “Escrow Participants” shall have the meaning set forth in Section 1.7(a)(i).

(bb) “Event of Indemnification” shall have the meaning set forth in Section 8.1(b).

(cc) “Exchange Agent” shall have the meaning set forth in Section 1.8(a).

(dd) “Exchange Ratio” shall have the meaning set forth in Section 1.6(a)(i).

(ee) “Expiration Date” shall have the meaning set forth in Section 8.6.

(ff) “FDA” shall have the meaning set forth in Section 2.10(c).

A1-54

(gg) “FDCA” shall have the meaning set forth in Section 2.10(c).

(hh) “GAAP” shall have the meaning set forth in Section 2.6.

(ii) “Governmental Entity” shall have the meaning set forth in Section 2.4(b).

(jj) “Hazardous Material” shall have the meaning set forth in Section 2.15(a).

(kk) “Hazardous Material Activities” shall have the meaning set forth in Section 2.15(b).

(ll) “HIPAA” shall have the meaning set forth in Section 2.13(f).

(mm) “HMO” shall have the meaning set forth in Section 2.13(k).

(nn) “Indemnified Parties” shall have the meaning set forth in Section 5.7(b).

(oo) “Indemnified Persons” shall have the meaning set forth in Section 8.1(c).

(pp) “Initial Merger Consideration” shall have the meaning set forth in Section 1.6(a)(i).

(qq) “Injunction” shall have the meaning set forth in Section 6.1(c).

(rr) “Insurance Policies” to which Raven is a party, shall have the meaning set forth in Section 2.23(a).

(ss) “Insurance Policies” to which Parent is a party, shall have the meaning set forth in Section 3.26(a).

(tt) “Interim Financial Statements” shall have the meaning set forth in Section 5.9.

(uu) “IP Rights” shall have the meaning set forth in Section 2.9(a).

(vv) “Lock-Up Agreements” shall have the meaning set forth in the Recitals.

(ww) “Losses” shall have the meaning set forth in Section 8.1(e).

(xx) “Major Raven Stockholder” shall have the meaning set forth in the Recitals.

(yy) “Material Adverse Effect,” with respect to Parent, shall have the meaning set forth in Section 1.15(b).

(zz) “Material Adverse Effect,” with respect to Raven, shall have the meaning set forth in Section 1.15(a).

(aaa) “Material Raven IP Rights” shall have the meaning set forth in Section 2.9(c).

(bbb) “Merger I” shall have the meaning set forth in the Recitals.

(ccc) “Merger II” shall have the meaning set forth in the Recitals.

(ddd) “Merger Consideration” shall have the meaning set forth in Section 1.8(b).

(eee) “Merger Sub I” shall have the meaning set forth in the first paragraph.

(fff) “Merger Sub II” shall have the meaning set forth in the first paragraph.

(ggg) “Merger Subs” shall have the meaning set forth in the first paragraph.

(hhh) “Parent” shall have the meaning set forth in the first paragraph.

(iii) “Parent Acquisition Agreement” shall have the meaning set forth in Section 5.15(a)(ii).

(jjj) “Parent Acquisition Proposal” shall have the meaning set forth in Section 5.15(a)(iii).

(kkk) “Parent Acquisition Transaction” shall have the meaning set forth in Section 5.15(a)(iii).

(lll) “Parent Bridge Loan” shall have the meaning set forth in Section 5.5.

(mmm) “Parent Common Stock” shall have the meaning set forth in Section 1.6(a)(i).

(nnn) “Parent Contract” shall have the meaning set forth in Section 3.28(k).

(ooo) “Parent Disclosure Schedule” shall have the meaning set forth in the first paragraph of Article 3.

A1-55

(ppp) “Parent Employee Plans” shall have the meaning set forth in Section 3.15(a).

(qqq) “Parent Environmental Permits” shall have the meaning set forth in Section 3.16(c).

(rrr) “Parent Escrow Fund” shall have the meaning set forth in Section 8.2.

(sss) “Parent Financials” shall have the meaning set forth in Section 3.5(c).

(ttt) “Parent Indemnifying Persons” shall have the meaning set forth in Section 8.1(d).

(uuu) “Parent Options” shall have the meaning set forth in Section 3.6.

(vvv) “Parent Notice of Superior Proposal” shall have the meaning set forth in Section 5.15(a)(ii).

(www) “Parent Recommendation” shall have the meaning set forth in Section 3.4.

(xxx) “Parent Recommendation Change” shall have the meaning set forth in Section 5.2(b).

(yyy) “Parent SEC Documents” shall have the meaning set forth in Section 3.5(a).

(zzz) “Parent Share Value” shall have the meaning set forth in Section 1.6(a)(i)(2).

(aaaa) “Parent Stock Option Plans” shall have the meaning set forth in Section 3.6.

(bbbb) “Parent Superior Proposal” shall have the meaning set forth in Section 5.15(a)(iii).

(cccc) “Parent Termination Fee” shall have the meaning set forth in Section 7.3(a)(i).

(dddd) “Parent Triggering Event” shall have the meaning set forth in Section 7.1.

(eeee) “Patent Rights” shall have the meaning set forth in Section 2.9(d).

(ffff) “Person” shall have the meaning set forth in Section 9.2(c).

(gggg) “Raven” shall have the meaning set forth in the first paragraph.

(hhhh) “Raven Acquisition Agreement” shall have the meaning set forth in Section 5.15(b)(ii).

(iiii) “Raven Acquisition Proposal” shall have the meaning set forth in Section 5.15(b)(iii).

(jjjj) “Raven Acquisition Transaction” shall have the meaning set forth in Section 5.15(b)(iii).

(kkkk) “Raven Contract” shall have the meaning set forth in Section 2.17.

(llll) “Raven Disclosure Schedule” shall have the meaning set forth in the first paragraph of Article 2.

(mmmm) “Raven Employee Plans” shall have the meaning set forth in Section 2.13(a).

(nnnn) “Raven Employees” shall have the meaning set forth in Section 5.6(a).

(oooo) “Raven Environmental Permits” shall have the meaning set forth in Section 2.15(c).

(pppp) “Raven Financials” shall have the meaning set forth in Section 2.6.

(qqqq) “Raven IP Rights” shall have the meaning set forth in Section 2.9(e).

(rrrr) “Raven Notice of Superior Proposal” shall have the meaning set forth in Section 5.15(b)(ii).

(ssss) “Raven Options” shall have the meaning set forth in Section 2.2.

(tttt) “Raven Permits” shall have the meaning set forth in Section 2.10(b).

(uuuu) “Raven Pharmaceutical Products” shall have the meaning set forth in Section 2.10(c).

(vvvv) “Raven Recommendation” shall have the meaning set forth in Section 2.20.

(wwww) “Raven Recommendation Change” shall have the meaning set forth in Section 5.2(c).

(xxxx) “Raven Stockholders” shall have the meaning set forth in Section 1.6(a)(i).

A1-56

(yyyy) “Raven Superior Offer” shall have the meaning set forth in Section 5.15(b)(iii).

(zzzz) “Raven Termination Fee” shall have the meaning set forth in Section 7.3(b)(i).

(aaaaa) “Raven Triggering Event” shall have the meaning set forth in Section 7.1(j).

(bbbbb) “Representatives” shall have the meaning set forth in Section 5.15(a)(i).

(ccccc) “Retained Escrow Consideration” shall have the meaning set forth in Section 1.7(b)(i).

(ddddd) “Second Agreement of Merger” shall have the meaning set forth in Section 1.2.

(eeeee) “Series D Preference Amount” shall have the meaning set forth in Section 1.6(a)(i).

(fffff) “Series D Warrants” shall have the meaning set forth in Section 1.6(e).

(ggggg) “Stockholder Indemnifying Persons” shall have the meaning set forth in Section 8.1(d).

(hhhhh) “Subsidiaries” shall have the meaning set forth in Section 9.2(d).

(iiiii) “Subsidiary” shall have the meaning set forth in Section 9.2(d).

(jjjjj) “Surviving Corporation I” shall have the meaning set forth in Section 1.1(a).

(kkkkk) “Surviving Entity” shall have the meaning set forth in Section 1.1(a).

(lllll)“Tax” shall have the meaning set forth in Section 2.8(a).

(mmmmm) “Tax Returns” shall have the meaning set forth in Section 2.8(b).

(nnnnn) “Taxes” shall have the meaning set forth in Section 2.8(a).

(ooooo) “Terminating Breach” shall have the meaning set forth in Section 7.1(e).

(ppppp) “Third Party Claim” shall have the meaning set forth in Section 8.5.

(qqqqq) “Trademark Rights” shall have the meaning set forth in Section 2.9(g).

(rrrrr) “Transaction” shall have the meaning set forth in the Recitals.

(sssss) “Treasury Regulations” shall have the meaning set forth in the Recitals.

(ttttt) “VEBA” shall have the meaning set forth in Section 2.13(a).

(uuuuu) “Voting Agreements” shall have the meaning set forth in the Recitals.

9.4  Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time of Merger I; provided, however, that, after approval of Merger I by the stockholders of Raven and Parent, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

9.5  Waiver.  At any time prior to the Effective Time of Merger I, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound

9.6  Headings . The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to

A1-57

modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.8  Entire Agreement.  This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

9.9  Assignment.  No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

9.10  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.8 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties).

9.11  Failure or Indulgence Not Waiver; Remedies.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. For the avoidance of doubt and without limiting any other remedy available under this Agreement, nothing shall restrict a party from seeking damages or equitable relief with respect to any breach of the covenants and obligations contained herein. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

9.12  Governing Law.  This agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.

9.13  Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

A1-58

IN WITNESS WHEREOF, Parent, Merger Subs and Raven have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VAXGEN, INC.

By:	/s/ James P. Panek
Name:     James P. Panek

Title:	President and CEO

TLW MERGER SUB, INC.

By:	/s/ James P. Panek
Name:     James P. Panek

Title:	President and CEO

TLW, LLC

By:	/s/ James P. Panek
Name:     James P. Panek

Title:	President and CEO

RAVEN BIOTECHNOLOGIES, INC.

By:	/s/ George F. Schreiner
Name:     George F. Schreiner

Title:	CEO

A1-59

Schedule 1.5

Initial Directors of Surviving Corporation I:

George Schreiner, M.D., Ph.D.
James M. Panek

Initial Officers of Surviving Corporation I:

George Schreiner, M.D., Ph.D., Chief Executive Officer
James M. Panek, President, Chief Financial Officer and Secretary

Schedule 5.7(c)

$30,000

Schedule 5.14

Directors of Parent immediately after the Effective Time of Merger I:

Randall L-W. Caudill, D.Phil., (Chairman)
Michael Kranda (Vice Chairman)
Franklin M. Berger, CFA
Myron M. Levine, M.D
James M. Panek
George Schreiner, M.D., Ph.D.
William D. Young

Officers of Parent immediately after the Effective Time of Merger I:

George Schreiner, Chief Executive Officer
James M. Panek, President and Chief Operating Officer
Matthew J. Pfeffer, Chief Financial Officer
Jennie P. Mather, Ph.D., Chief Scientific Officer
Stanford J. Stewart, M.D., Vice President of Clinical Research
Piers Whitehead, Vice President of Corporate and Business Development
Gordon A. Vehar, Ph.D., Vice President of Research and Development

Exhibit A

Form of Voting Agreement

Please See Annex A2

Exhibit B

Form of Lock-Up Agreement

LOCK-UP AND AFFILIATE AGREEMENT

This Lock-Up and Affiliate Agreement (“Agreement”) is being executed and delivered as of          , 2007, by           (“Stockholder”) in favor of and for the benefit of VaxGen, Inc., a Delaware corporation (“Parent”).

Recitals

A. Stockholder is a stockholder, officer, director and/or affiliate of, Raven Biotechnologies, Inc., a Delaware corporation (the “Company”).

B. Parent, the Company, TLW Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub I”), and TLW, LLC, a wholly owned subsidiary of Parent (“Merger Sub II”), have entered into an Agreement and Plan of Merger and Reorganization dated as of          , 2007 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub I with and into the Company (the “Merger”). The Merger Agreement contemplates that, upon consummation of the Merger, Stockholder will receive shares of Parent Common Stock in the Merger and that the Stockholder will be subject to certain restrictions on transfer of such shares as provided herein.

C. Stockholder further understands that the Parent Common Stock being issued in the Merger will be issued pursuant to a registration statement on Form S-4, and that Stockholder may be deemed an “affiliate” of Parent as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”).

Agreement

Stockholder, intending to be legally bound, agrees as follows:

1.  Representations and Warranties of Stockholder.  Stockholder represents and warrants to Parent as of the date hereof as follows:

(a) Stockholder is the holder and “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of Series D Preferred Stock of the Company set forth beneath Stockholder’s signature on the signature page hereof (the “Company Shares”), and Stockholder has good and valid title to the Company Shares, free and clear of any liens, pledges, security interests, adverse claims, equities, options, proxies, charges, encumbrances or restrictions of any nature, other than as set forth in the Amended and Restated Voting Agreement dated as of June 28, 2005, the Voting Agreement entered into between Stockholder and Parent as of even date herewith, and as otherwise restricted under the Securities Act and other applicable securities laws and regulations. Stockholder has the sole right to vote and to dispose of the Company Shares.

(b) Stockholder has read this Agreement and, to the extent Stockholder felt necessary, has discussed with counsel the limitations imposed on Stockholder’s ability to sell, transfer or otherwise dispose of the shares of Parent Common Stock that Stockholder is to receive in the Merger (the “Parent Shares”). Stockholder fully understands the limitations this Agreement places upon Stockholder’s ability to sell, transfer or otherwise dispose of the Parent Shares.

2.  Lock-Up.

(a) Stockholder will not, during the period commencing on the date of the Effective Time of Merger I (as defined in the Merger Agreement) and, subject to the terms set forth herein, ending 180 days after the Effective Time of Merger I (the “Lock-up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Parent Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Parent Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Parent Shares, in cash or otherwise.

B-1 to Annex A1

(b) Notwithstanding the foregoing, (i) if Stockholder is an individual, Stockholder may transfer the Parent Shares as a bona fide gift or gifts, by will or intestacy to a member or members of his or her immediate family, to a trust of which the undersigned or an immediate family member is the beneficiary, or to a partnership, the partners of which are exclusively the undersigned and/or a member or members of his or her immediate family and/or a charity and (ii) if Stockholder is a partnership, limited liability company or corporation, Stockholder may transfer the Parent Shares to any of its partners, members, stockholders or affiliates; provided that in the case of any transfer or distribution pursuant to this subparagraph, each donee or distributee shall sign and deliver a lock-up letter substantially in the form hereof.

(c) If:

(i) during the last 17 days of the Lock-up Period, Parent issues an earnings release or material news or a material event relating to Parent occurs; or

(ii) prior to the expiration of the Lock-up Period, Parent announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period;

the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

3.  Prohibitions Against Transfer Relating to Affiliate Status.  Notwithstanding anything to the contrary contained herein, Stockholder agrees that Stockholder shall not effect any sale, transfer or other disposition of any Parent Shares unless: (a) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; (b) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 under the Securities Act, as evidenced by a broker’s letter and a representation letter executed by Stockholder (reasonably satisfactory in form and content to Parent) stating that such requirements have been met; (c) counsel reasonably satisfactory to Parent (which may be counsel to Parent) shall have advised Parent in a written opinion letter (reasonably satisfactory in form and content to Parent), upon which Parent may rely, that such sale, transfer or other disposition will be exempt from the registration requirements of the Securities Act; or (d) an authorized representative of the Securities and Exchange Commission (“SEC”) shall have rendered written advice to Stockholder to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to such sale, transfer or other disposition, and a copy of such written advice and all other related communications with the SEC shall have been delivered to Parent.

4.  Stop Transfer Instructions; Legend.

Stockholder acknowledges and agrees that (a) stop transfer instructions will be given to Parent’s transfer agent with respect to the Parent Shares, and (b) each certificate representing any of such shares shall bear a legend identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise):

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145(d) OF THE SECURITIES ACT OF 1933, AS AMENDED, AND OTHER CONTRACTUAL RESTRICTIONS APPLY AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH RULE AND IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED AS OF          , BETWEEN THE REGISTERED HOLDER HEREOF AND PARENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF PARENT.”

5.  Independence of Obligations.  The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

6.  Specific Performance.  Stockholder agrees that in the event of any breach or threatened breach by Stockholder of any covenant, obligation or other provision contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to seek: (a) a decree or order of specific performance

B-2 to Annex A1

or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6, and Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.  Other Agreements.  Nothing in this Agreement shall limit any of the rights, remedies or obligations of Parent under the Merger Agreement, or any of the rights, remedies or obligations of Parent or any of the rights, remedies or obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent; and nothing in the Merger Agreement or in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of Parent or any of the rights, remedies or obligations of Stockholder under this Agreement.

8.  Notices.  Any notice or other communication required or permitted to be delivered to Stockholder or Parent under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Parent:

349 Oyster Point Blvd.

South San Francisco, CA 94080

Attn: Chief Executive Officer

Fax: (650) 624-1001

if to Stockholder:

Attn:

Fax: (          )

9.  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.  Applicable Law; Jurisdiction.  THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Agreement or otherwise, (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in San Francisco, California; (b) if any such action is commended in a state court, then, subject to applicable law, no party shall object to the removal of such

B-3 to Annex A1

action to any federal court located in the Northern District of California; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepared, to the address at which such party is to receive notice in accordance with Section 7.

11.  Waiver; Termination.  No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. If the Merger Agreement is terminated, this Agreement shall thereupon terminate.

12.  Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

13.  Further Assurances.  Stockholder shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

14.  Entire Agreement.  This Agreement, the Merger Agreement and any Voting Agreement between Stockholder and Parent collectively set forth the entire understanding of Parent and Stockholder relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between Parent and Stockholder relating to the subject matter hereof and thereof.

15.  Non-Exclusivity.  The rights and remedies of Parent hereunder are not exclusive of or limited by any other rights or remedies which Parent may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

16.  Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

17.  Assignment.  This Agreement and all obligations of Stockholder hereunder are personal to Stockholder and may not be transferred or delegated by Stockholder at any time, except in accordance with Section 2(b) of this Agreement. Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity without obtaining the consent or approval of Stockholder.

18.  Binding Nature.  Subject to Section 17, this Agreement will inure to the benefit of Parent and its successors and assigns and will be binding upon Stockholder and Stockholder’s representatives, executors, administrators, estate, heirs, successors and assigns.

19.  Survival.  Each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

(Signature)

(Print Name)

Number of Outstanding shares of
Series D Preferred Stock of the Company
Held by Stockholder:

B-4 to Annex A1

Exhibit D

Form of Escrow Agreement

ESCROW AGREEMENT

This Escrow Agreement (“Agreement”) is made and entered into as of           , 2007 by and among: VaxGen, Inc., a Delaware corporation (“Parent”), Shareholder Representative Services LLC, as representative (the “Stockholder Representative”) of the stockholders of Raven biotechnologies, inc., a Delaware corporation (the “Company”), identified from time to time on Exhibit A (the “Merger Stockholders”); and U.S. Bank, a [          ] corporation (the “Escrow Agent”).

Recitals

A. Parent, TLW Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub I”), TLW, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II” and, collectively, with Merger Sub I, the “Merger Subs”), and the Company have entered into an Agreement and Plan of Merger dated as of          , 2007, (the “Merger Agreement”), pursuant to which (i) Merger Sub I is merging with and into the Company, with the Company as the surviving corporation (“Merger I”), and immediately following the effectiveness of such merger, the Company will merge with and into Merger Sub II in accordance with the Delaware General Corporation Law and the Delaware Limited Liability Company Act (“Merger II,” and together with Merger I, the “Merger”), and (ii) the shares of Series D Preferred Stock of the Company held by the Merger Stockholders are being exchanged for shares of common stock of Parent.

B. Section 1.7(a) of the Merger Agreement provides that at the Effective Time of Merger I, to provide funds for the satisfaction of any claims for indemnification made by Parent Indemnified Persons pursuant to Article 8 of the Merger Agreement, Parent shall deliver ten percent (10%) of the shares of Parent Common Stock (the “Escrow Shares”) to which each Company Stockholder is entitled pursuant to Article 1 of the Merger Agreement (collectively, the “Escrow Amount”) on a pro rata basis (such pro rata amount, each of the Company Stockholder’s “Pro Rata Share”) to the Escrow Agent (such deposit is hereinafter collectively referred to as the “Escrow Fund”) to be held until 12 months from the Effective Time of Merger I.

C. Pursuant to Section 1.7(c) of the Merger Agreement and Section 10 of this Agreement, Stockholder Representative has been appointed to serve as the Stockholder Representative for, among other things, administration of the provisions of Article 8 of the Merger Agreement.

Agreement

The parties, intending to be legally bound, agree as follows:

20.  Defined Terms.

(a) As used in this Agreement, the term “Merger Stockholders” shall refer initially to all Persons who were stockholders of the Company immediately prior to the Effective Time (“Company Stockholders”) who are eligible under the terms of the Merger Agreement to receive Merger Consideration, and who prior to the Effective Time either (a) voted in favor of or consented in writing to the adoption of the Merger Agreement, or (b) failed to take any action required by Section 262 of the Delaware General Corporation Law (the “Delaware Law”) to have been taken prior to such time in order to perfect or otherwise preserve their appraisal rights thereunder. In the event that following the Effective Time, any Company Stockholder who was not initially a Merger Stockholder either (i) votes in favor of or consents in writing to the adoption of the Merger Agreement, or (ii) otherwise takes (or omits to take) any action that results in the failure of such Company Stockholder to perfect or preserve his appraisal rights under Section 262 of the Delaware Law, such Company Stockholder shall automatically and without the requirement of any action on the part of such Company Stockholder or any party to this Agreement be deemed to be a Merger Stockholder hereunder. Parent shall cause Exhibit A to be revised from time to time to reflect any such additional Merger Stockholders.

(b) Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given to them in the Merger Agreement.

D-1 to Annex A1

21.  Escrow and Indemnification.

(a) Shares Placed in Escrow.  At or following the Effective Time, in accordance with the Merger Agreement, the Escrow Amount will be deposited by Parent on behalf of the Merger Stockholders with the Escrow Agent. The shares of Parent Common Stock being held in escrow pursuant to this Agreement (the “Escrow Shares”) shall collectively constitute an escrow fund (the “Escrow Fund”) with respect to the indemnification, compensation and reimbursement rights of Parent and the other Stockholder Indemnified Persons under certain circumstances under the Merger Agreement. The Escrow Agent agrees to accept delivery of the Escrow Fund and to hold the Escrow Fund in an escrow account (the “Escrow Account”), subject to the terms and conditions of this Agreement. The Escrow Agent will maintain for each Merger Stockholder a spreadsheet accounting record (an “Account”) specifying the Escrow Shares held for the record of each Merger Stockholder. All Escrow Shares shall be allocated to each Merger Stockholder’s Account in accordance with such Merger Stockholder’s Pro Rata Share of the Escrow Amount as set forth on Exhibit A.

(b) Voting of Escrow Shares.  With respect to voting of the Escrow Shares, the Escrow Agent shall be deemed to hold such shares for the benefit of the Merger Stockholders as set forth on Exhibit A. Each Merger Stockholder shall be entitled to exercise all voting rights with respect to the Escrow Shares allocated to such Merger Stockholder. The Escrow Agent is not obligated to distribute to the Merger Stockholders or to the Stockholder Representative proxy materials and other documents relating to the Escrow Shares received by the Escrow Agent from Parent. Parent shall distribute proxy materials and other documents relating to the Escrow Shares to the Stockholder Representative for distribution to the Merger Stockholders.

(c) Dividends, Etc.  Parent and the Stockholder Representative (on behalf of each of the Merger Stockholders) agree among themselves, for the benefit of Parent and the Escrow Agent, that any shares of Parent Stock or other property (other than ordinary cash dividends) distributable or issuable (whether by way of dividend, stock split or otherwise) in respect of or in exchange for any Escrow Shares (including pursuant to or as a part of a merger, consolidation, acquisition of property or stock, reorganization or liquidation involving Parent) shall not be distributed or issued to the beneficial owners of such Escrow Shares, but rather shall be distributed or issued to and held by the Escrow Agent in the Escrow Account as part of the Escrow Fund. Ordinary cash dividends payable in respect of the Escrow Shares will be paid by Parent directly to the applicable Merger Stockholders and not to the Escrow Agent. Any securities or other property received by the Escrow Agent in respect of any Escrow Shares held in escrow as a result of any stock split or combination of shares of Parent Common Stock, payment of a stock dividend or other stock distribution in or on shares of Parent Common Stock, or change of Parent Common Stock into any other securities pursuant to or as a part of a merger, consolidation, acquisition of property or stock, reorganization or liquidation involving Parent, or otherwise, shall be held by the Escrow Agent as, and shall be included within the definition of, Escrow Shares.

(d) Transferability.  The interests of the Merger Stockholders in the Escrow Account and in the Escrow Shares shall not be assignable or transferable, other than by operation of law. No assignment or transfer of any of such interests by operation of law shall be recognized or given effect until Parent, the Stockholder Representative and the Escrow Agent shall have received written notice of such assignment or transfer.

(e) Fractional Shares.  No fractional shares of Parent Common Stock or other securities shall be retained in or released from the Escrow Account pursuant to this Agreement. In connection with any release of Escrow Shares from the Escrow Account, Parent and the Escrow Agent shall be permitted to “round down” or to follow such other rounding procedures as Parent and the Stockholder Representative reasonably determine to be appropriate in order to avoid retaining any fractional shares in the Escrow Account and in order to avoid releasing any fractional shares from the Escrow Account.

(f) Trust Fund.  The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Merger Stockholder or of any party hereto. The Escrow Agent shall hold and safeguard the Escrow Fund until the Termination Date, provided that if the Escrow Agent has received from any Stockholder Indemnified Person a Claim Notice setting forth a claim that has not been resolved by the Termination Date, then the Escrow Agent shall hold and safeguard the Escrow Fund until the claim has been resolved and the Escrow Fund released in accordance with this Agreement.

D-2 to Annex A1

22.  Administration of Escrow Account.  Except as otherwise provided herein, the Escrow Agent shall administer the Escrow Account as follows:

(a) If any Stockholder Indemnified Person has or claims to have incurred or suffered Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Article 8 of the Merger Agreement, such Stockholder Indemnified Person may, on or prior to the first anniversary of the Effective Time of Merger I (the “Termination Date”), deliver a claim notice (a “Claim Notice”) to the Stockholder Representative and to the Escrow Agent. Any Claim Notice shall state that such Stockholder Indemnified Person believes that there is or has been a breach of a representation, warranty or covenant contained in the Merger Agreement or that such Stockholder Indemnified Person is otherwise entitled to indemnification, compensation or reimbursement under Section 8.4 of the Merger Agreement, and contain a brief description of the circumstances supporting such Stockholder Indemnified Person’s belief that there is or has been such a breach or that such Stockholder Indemnified Person is so entitled to indemnification, compensation or reimbursement and shall, to the extent possible, contain a good faith, non-binding, preliminary estimate of the amount of Damages such Stockholder Indemnified Person claims to have so incurred or suffered (the “Claimed Amount”).

(b) Within 30 days after receipt by the Stockholder Representative of a Claim Notice, the Stockholder Representative may deliver to the Stockholder Indemnified Person who delivered the Claim Notice and to the Escrow Agent a written response (the “Response Notice”) in which the Stockholder Representative: (i) agrees that Escrow Shares (or other property held in the Escrow Account) collectively having a “Stipulated Value” (as defined in Section 5.1) equal to the full Claimed Amount may be released from the Escrow Account to the Stockholder Indemnified Person; (ii) agrees that Escrow Shares (or other property held in the Escrow Account) collectively having a Stipulated Value equal to part, but not all, of the Claimed Amount (the “Agreed Amount”) may be released from the Escrow Account to the Stockholder Indemnified Person; or (iii) indicates that no part of the Escrow Fund may be released from the Escrow Account to the Stockholder Indemnified Person in respect of the Claimed Amount. Any part of the Claimed Amount that is not agreed to be released to the Stockholder Indemnified Person pursuant to the Response Notice shall be the “Contested Amount.” If a Response Notice is not received by the Escrow Agent within such 30-day period, then the Stockholder Representative shall be conclusively deemed to have agreed that Escrow Shares (or other property held in the Escrow Account) collectively having a Stipulated Value equal to the full Claimed Amount may be released to the Stockholder Indemnified Person from the Escrow Account.

(c) If the Stockholder Representative delivers a Response Notice agreeing that Escrow Shares (or other property held in the Escrow Account) collectively having a Stipulated Value equal to the full Claimed Amount may be released from the Escrow Account to the Stockholder Indemnified Person, or if the Stockholder Representative does not deliver a Response Notice on a timely basis in accordance with Section 3.2, the Escrow Agent shall within five business days following the receipt of such Response Notice (or, if the Escrow Agent has not received a Response Notice, within five business days following the expiration of the 30-day period referred to in Section 3.2), deliver to such Stockholder Indemnified Person such Escrow Shares (or other property).

(d) If the Stockholder Representative delivers a Response Notice agreeing that Escrow Shares (or other property held in the Escrow Account) collectively having a Stipulated Value equal to less than the full Claimed Amount may be released from the Escrow Account to the Stockholder Indemnified Person, the Escrow Agent shall, within five business days following the receipt of such Response Notice, deliver to such Stockholder Indemnified Person Escrow Shares (or other property held in the Escrow Account) collectively having a Stipulated Value equal to the Agreed Amount. Such payment shall not be deemed to be made in full satisfaction of the claim described in such Claim Notice, but shall count toward the satisfaction of the claim described in such Claim Notice.

(e) If the Stockholder Representative delivers a Response Notice indicating that there is a Contested Amount, the Stockholder Representative and the Stockholder Indemnified Person shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Stockholder Indemnified Person and the Stockholder Representative resolve such dispute, such resolution shall be binding on all of the Merger

D-3 to Annex A1

Stockholders and such Stockholder Indemnified Person and a settlement agreement shall be signed by such Stockholder Indemnified Person and the Stockholder Representative and sent to the Escrow Agent, which shall, upon receipt thereof, if applicable, release Escrow Shares (or other property held in the Escrow Account) from the Escrow Account in accordance with such agreement. Unless and until the Escrow Agent shall receive written notice that any such dispute has been resolved by the Stockholder Indemnified Person and the Stockholder Representative, the Escrow Agent may assume without inquiry that such dispute has not been resolved.

(f) If the Stockholder Representative and the Stockholder Indemnified Person are unable to resolve the dispute relating to any Contested Amount within 60 days after the delivery of the Claim Notice (“Initial Resolution Period”), then the claim described in the Claim Notice shall be settled by binding arbitration in San Francisco, California in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (the “AAA Rules”). Arbitration will be conducted by one arbitrator, mutually selected by Parent and the Stockholder Representative. If Parent and the Stockholder Representative fail to mutually select an arbitrator within three business days following the expiration of the Initial Resolution Period, then arbitration will be conducted by three arbitrators: one selected by Parent; one selected by the Stockholder Representative; and the third selected by the first two arbitrators. If Parent or the Stockholder Representative fails to select an arbitrator within 10 days following the expiration of the Initial Resolution Period, then the other shall be entitled to select the second arbitrator. The parties agree to use all reasonable efforts to cause the arbitration hearing to be conducted within 75 days after the appointment of the mutually-selected arbitrator or the last of the three arbitrators, as the case may be, and to use all reasonable efforts to cause the decision of the arbitrator(s) to be furnished within 95 days after the appointment of the mutually-selected arbitrator or the last of the three arbitrators, as the case may be. The parties further agree that discovery shall be completed at least 10 days prior to the date of the arbitration hearing. The decision of the arbitrator(s) shall relate solely: (i) to whether the Stockholder Indemnified Person is entitled to recover the Contested Amount (or a portion thereof), and the portion of such Contested Amount the Stockholder Indemnified Person is entitled to recover; and (ii) to the determination of the non-prevailing party as provided below. The final decision of the arbitrator(s) shall be furnished to the Stockholder Representative, the Stockholder Indemnified Person and the Escrow Agent in writing and shall constitute a conclusive determination of the issue(s) in question, binding upon the Stockholder Representative, the Merger Stockholders, the Stockholder Indemnified Person and the Escrow Agent and shall not be contested by any of them. The non-prevailing party in any arbitration shall pay the reasonable expenses (including attorneys’ fees) of the prevailing party, any additional reasonable fees and expenses (including reasonable attorneys’ fees) of the Escrow Agent, and the fees and expenses associated with the arbitration (including the arbitrators’ fees and expenses). For purposes of this Section 3.6, the non-prevailing party shall be determined solely by the arbitrator(s). Any amounts payable by the Merger Stockholders shall be paid out of Escrow Shares (or other property held in the Escrow Account) pursuant to the written decision of the arbitrator(s).

(g) The Escrow Agent shall release Escrow Shares (or other property held in the Escrow Account) from the Escrow Account in connection with any Contested Amount within five business days after the delivery to it of: (i) a copy of a settlement agreement executed by the Stockholder Indemnified Person and the Stockholder Representative setting forth instructions to the Escrow Agent as to the number of Escrow Shares (or other property held in the Escrow Account), if any, to be released from the Escrow Account, with respect to such Contested Amount; or (ii) a copy of the award of the arbitrator(s) referred to and as provided in Section 3.6 setting forth instructions to the Escrow Agent as to the number of Escrow Shares (or other property held in the Escrow Account), if any, to be released from the Escrow Account, with respect to such Contested Amount.

(h) Any Escrow Shares released from the Escrow Account shall be deemed to reduce the Escrow Shares pro rata with respect to each applicable Merger Stockholder in accordance with each Merger Stockholder’s percentage interest in the Escrow Fund as set forth on Exhibit A.

23.  Release of Escrow Shares.

(a) Within five business days after the Termination Date, the Escrow Agent shall distribute or cause to be distributed to each of the Merger Stockholders at such Merger Stockholder’s address set forth on Exhibit A such

D-4 to Annex A1

Merger Stockholder’s pro-rata portion of the Escrow Shares (or other property held in the Escrow Account), if any, then held in escrow based on the percentage interests in the Escrow Fund set forth on Exhibit A; provided, however, that if prior to the Termination Date, any Stockholder Indemnified Person has given a Claim Notice containing a claim which has not been resolved prior to the Termination Date in accordance with Section 3, the Escrow Agent shall retain in the Escrow Account after the Termination Date Escrow Shares collectively having a Stipulated Value equal to 100% of the Claimed Amount or Contested Amount, as the case may be, with respect to all claims which have not then been resolved.

(b) The Escrow Agent is not the stock transfer agent for the Parent Common Stock. Accordingly, whenever a distribution of a number of shares of Parent Common Stock is to be made, the Escrow Agent must requisition the appropriate number of shares from such stock transfer agent, delivering to it the appropriate stock certificate(s). For purposes of this Agreement, the Escrow Agent shall be deemed to have delivered Parent Common Stock to the Person entitled to it when the Escrow Agent has delivered such certificates to such stock transfer agent with instructions to deliver it to the appropriate Person. Distributions of Parent Common Stock shall be made to Parent or the Merger Stockholders, as appropriate, at the addresses set forth on Exhibit A. Whenever a distribution is to be made to the Merger Stockholders, pro rata distributions shall be made to each of them based on the percentage interests in the Escrow Fund and at their addresses set forth on Exhibit A.

24.  Valuation of Escrow Shares, Etc.

(a) Stipulated Value.  For purposes of this Agreement, the “Stipulated Value” of each Escrow Share shall be deemed to be equal to the average closing price of a share of Parent Common Stock on the Approved Exchange over the ten (10) trading days ending on the trading day immediately prior to the Effective Time of Merger I, as set forth in a certificate delivered by Parent to the Escrow Agent. The Stipulated Value of any non-cash property (other than Escrow Shares) received by the Escrow Agent in exchange for Escrow Shares and held in the Escrow Account shall be equal to the Stipulated Value of the Escrow Shares for which such property was exchanged.

(b) Stock Splits.  All numbers contained in, and all calculations required to be made pursuant to, this Agreement with respect to the Escrow Shares shall be adjusted as appropriate to reflect any stock split, reverse stock split, stock dividend or similar transaction effected by Parent after the date hereof; provided, however, that the Escrow Agent shall have received notice of such stock split or other action and shall have received the appropriate number of additional shares of Parent Common Stock or other property pursuant to Section 2.4. In the event of any such stock split or other similar occurrence, Parent shall deliver to the Stockholder Representative and the Escrow Agent a revised version of Exhibit A setting forth the new number of Escrow Shares held in the Escrow Fund. Unless and until the Escrow Agent receives the certificates representing additional shares of Parent Common Stock or other property pursuant to Section 2.4, the Escrow Agent may assume without inquiry that no such stock or other property has been or is required to be issued with respect to Escrow Shares.

25. Fees and Expenses.  The Escrow Agent shall be entitled to receive from time to time fees in accordance with Exhibit B. In accordance with Exhibit B, the Escrow Agent will also be entitled to reimbursement for reasonable and documented out-of-pocket expenses incurred by the Escrow Agent in the performance of its duties hereunder and the execution and delivery of this Agreement. All such fees and expenses shall be paid by Parent.

26.  Limitation of Escrow Agent’s Liability.

(a) The Escrow Agent undertakes to perform such duties as are specifically set forth in this Agreement only and shall have no duty under any other agreement or document, and no implied covenants or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall incur no liability with respect to any action taken by it or for any inaction on its part in reliance upon any notice, direction, instruction, consent, statement or other document believed by it in good faith to be genuine and duly authorized, nor for any other action or inaction except for its own negligence or willful misconduct. In all questions arising under this Agreement, the Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based upon such advice the Escrow Agent shall not be liable to anyone. In no event shall the Escrow Agent be liable for incidental, punitive or consequential damages.

(b) Parent and the Stockholder Representative (acting on behalf of the Merger Stockholders (and not individually) but only to the extent of their respective interests in the Escrow Fund and through a deduction from

D-5 to Annex A1

the Escrow Fund) hereby agree to indemnify the Escrow Agent and its officers, directors, employees and agents for, and hold it and them harmless against, any loss, liability or expense incurred without negligence or willful misconduct on the part of Escrow Agent, arising out of or in connection with the Escrow Agent carrying out its duties hereunder. This right of indemnification, compensation and reimbursement shall survive the termination of this Agreement, and the resignation of the Escrow Agent.

27.  Termination.  This Agreement shall terminate on the Termination Date or, if earlier, upon the release by the Escrow Agent of the entire Escrow Fund in accordance with this Agreement; provided, however, that if the Escrow Agent has received from any Stockholder Indemnified Person a Claim Notice setting forth a claim that has not been resolved by the Termination Date, then this Agreement shall continue in full force and effect until the claim has been resolved and the Escrow Fund released in accordance with this Agreement.

28. Successor Escrow Agent.  In the event the Escrow Agent becomes unavailable or unwilling to continue as escrow agent under this Agreement, the Escrow Agent may resign and be discharged from its duties and obligations hereunder by giving its written resignation to the parties to this Agreement. Such resignation shall take effect not less than 30 days after it is given to all parties hereto. In such event, Parent may appoint a successor Escrow Agent. If Parent fails to appoint a successor Escrow Agent within 15 days after receiving the Escrow Agent’s written resignation, the Escrow Agent shall have the right to apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent. The successor Escrow Agent shall execute and deliver to the Escrow Agent an instrument accepting such appointment, and the successor Escrow Agent shall, without further acts, be vested with all the estates, property rights, powers and duties of the predecessor Escrow Agent as if originally named as Escrow Agent herein. The Escrow Agent shall act in accordance with written instructions from Parent as to the transfer of the Escrow Fund to a successor escrow agent.

29.  Stockholder Representative.

(a) As provided in the Merger Agreement, by virtue of the adoption of the Merger Agreement, the Merger Stockholders shall be deemed to have approved the indemnification, compensation, reimbursement and escrow terms set forth in the Merger Agreement and this Agreement and the appointment of [Stockholder Representative] as the Stockholder Representative, to give and receive notices and communications, to authorize delivery to Parent of Parent Common Stock, cash or other property from the Escrow Fund, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand dispute resolution pursuant to Section 3 and comply with orders of courts and awards of arbitrator(s) with respect to claims of Stockholder Indemnified Persons hereunder, and to take all actions necessary or appropriate in the reasonable judgment of the Stockholder Representative for the accomplishment of the foregoing.

(b) If the Stockholder Representative or any successor shall die, resign or become unable to act as the Stockholder Representative, a replacement (who shall be reasonably satisfactory to Parent) shall promptly be appointed by a writing signed by Merger Stockholders who hold a majority in interest of the Escrow Fund. Parent and the Escrow Agent shall be notified promptly in writing of such appointment. Unless and until Parent and the Escrow Agent shall have received written notice of the appointment of a successor Stockholder Representative, Parent and the Escrow Agent shall be entitled to rely on, and shall be fully protected relying on, the power and authority of the Stockholder Representative to act on behalf of the Merger Stockholders.

30.  Miscellaneous.

(a) Attorneys’ Fees.  In any action at law or suit in equity to enforce or interpret this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

(b) Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) when delivered by hand, or (b) two business days after sent by registered mail or, by courier or express delivery service, or by facsimile,

D-6 to Annex A1

to the address or facsimile telephone number set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent:

VaxGen, Inc.
349 Oyster Point Blvd.
South San Francisco, CA 94080
Attn.: Chief Executive Officer

Telephone: (650) 624-1000
Facsimile: (650) 624-1001

With a copy to:

Cooley Godward Kronish LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attn.: Laura Berezin and Adam Salassi

if to the Stockholder Representative:

[Name]
[Address]

Telephone: [(          )          -          ]
Facsimile: [(          )          -          ]

With a copy to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attn.: Alan C. Mendelson and Linda Lorenat

if to the Escrow Agent:

[Name]
[Address]

Telephone: [(          )          -          ]
Facsimile: [(          )          -          ]

The Escrow Agent may assume that any Claim Notice, Response Notice or other notice of any kind required to be delivered to the Escrow Agent and any other Person has been received by such other Person on the date it has been received by the Escrow Agent, but the Escrow Agent need not inquire into or verify such receipt.

(c) Headings.  The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(d) Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

(e) Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the Northern District of the State of California; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Northern District of California; (c) each

D-7 to Annex A1

of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 11.2.

(f) Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and each of their respective permitted successors and assigns, if any. No Merger Stockholder may assign such Merger Stockholder’s rights under this Agreement without the express prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by a Merger Stockholder without such consent shall be void and of no effect; provided, however, that upon the death of a Merger Stockholder, such Merger Stockholder’s rights under this Agreement shall be transferred to the person(s) who receive such Merger Stockholder’s Parent Common Stock under the laws of descent and distribution.

(g) Waiver.  No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(h) Amendment.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto; provided, however, that any amendment executed and delivered by the Stockholder Representative shall be deemed to have been approved by and duly executed and delivered by all of the Merger Stockholders.

(i) Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(j) Parties in Interest.  Except as expressly provided herein, none of the provisions of this Agreement, express or implied, is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns, if any.

(k) Entire Agreement.  This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof.

(l) Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any action arising out of or related to this Agreement or the transactions contemplated hereby.

(m) Tax Reporting Information and Certification of Tax Identification Numbers.

(a) The parties hereto agree that, for tax reporting purposes, all interest on or other income, if any, attributable to the Escrow Fund or any other amount held in escrow by the Escrow Agent pursuant to this Agreement shall be allocable to the Merger Stockholders in accordance with their percentage interests in the Escrow Fund set forth on Exhibit A.

(b) Parent and each of the Merger Stockholders agree to provide the Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate forms W-9 (or Forms W-8, in the case of

D-8 to Annex A1

non-U.S. persons) and any other forms and documents that the Escrow Agent may reasonably request (collectively, “Tax Reporting Documentation”) to the Escrow Agent within 30 days after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so furnished to the Escrow Agent, the Escrow Agent shall be required by the Code to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement, and to immediately remit such withholding to the Internal Revenue Service.

(n) Cooperation.  The Stockholder’s Agent agrees to cooperate fully with Parent and the Escrow Agent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent or the Escrow Agent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

(o) Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

D-9 to Annex A1

In Witness Whereof, the parties have duly caused this Agreement to be executed as of the day and year first above written.

Parent:

VaxGen, Inc.,
a Delaware corporation

By:

Title:

Stockholder Representative:

Stockholder Representative Services, LLC

By:

Title:

Escrow Agent:

U.S. BANK,
a [          ] corporation

By:

Title:

D-10 to Annex A1

Exhibit A

Merger Stockholders

Pro Rata Percentage
		Shares to be Held	Interest in Escrow
Merger Stockholder	Address	in Escrow Account	Fund

D-11 to Annex A1

Exhibit B

Escrow Agent’s Fees and Expenses

D-12 to Annex A1

ANNEX A2

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER is made and entered into as of December 20, 2007 among VAXGEN, INC., a Delaware corporation (“Parent”), TLW MERGER SUB, INC., a Delaware corporation wholly-owned by Parent (“Merger Sub I”), TLW, LLC, a Delaware limited liability company wholly-owned by Parent (“Merger Sub II”), and RAVEN BIOTECHNOLOGIES, INC., a Delaware corporation (“Raven”).

RECITALS

A. The parties hereto entered into an Agreement and Plan of Merger dated as of November 12, 2007 (the “Merger Agreement”), pursuant to which the parties have agreed to effect (1) a merger of Merger Sub I with and into Raven (“Merger I”) in accordance with the Delaware General Corporation Law, and (2) immediately following the effectiveness of Merger I, a merger of Raven with and into Merger Sub II in accordance with the Delaware Limited Liability Company Act (“Merger II,” and together with Merger I, the “Transaction”). Upon consummation of the Transaction, Raven will cease to exist and Merger Sub II will succeed to all of Raven’s business, assets and liabilities.

B. The parties hereto wish to amend the Merger Agreement for the limited purposes set forth herein.

C. Pursuant to Section 9.4 of the Merger Agreement, the Merger Agreement may be amended by the undersigned by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time of Merger I by an instrument executed by each of the parties to the Merger Agreement.

D. The undersigned are each party to the Merger Agreement.

E. Certain capitalized terms used in this Amendment No. 1 to the Merger Agreement (the “Amendment”) shall have the meaning given them in the Merger Agreement, unless the context requires otherwise.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Amendment of Merger Agreement

1.1  Modification of Representation, Covenants, Conditions and Miscellaneous Provisions Regarding Listing of Common Stock of Parent.

(a) The first sentence of Section 5.1 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

“As promptly as practicable after the execution of this Agreement, Parent shall use commercially reasonable efforts to file an application for relisting with Nasdaq or listing or quotation on an Approved Market.”

(b) Section 5.12 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

“5.12  Listing of Parent Common Stock.  Parent shall reserve 31,961,528 shares of Parent Common Stock for issuance in connection with Merger I. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock, including the shares of Parent Common Stock to be issued in Merger I, to be

A2-1

approved for relisting on Nasdaq or listing or quotation on an Approved Market at or prior to the Effective Time of Merger I.”

(c) Section 6.1(b) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

“(b) Stockholder Approval.  This Agreement shall have been approved and adopted, and Merger I shall have been approved and adopted, by the requisite vote, under applicable law, by the stockholders of Raven and Parent, respectively.”

(d) Section 6.1(d) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

“(d) Listing.  The Parent Common Stock shall have been listed or approved for quotation on an Approved Market, and the Parent Common Stock to be issued in connection with Merger I shall have been approved for listing, subject to notice of issuance, or quotation on such Approved Market.”

(e) Section 8.3(c) of the Merger Agreement is hereby deleted in its entirety and replaced by the following

“(c)  All indemnification claims by Parent Indemnified Persons other than for fraud, willful misconduct or intentional or reckless misrepresentation, shall be limited to the Parent Escrow Fund and shall be satisfied by the surrender of shares of Parent Common Stock from the Escrow Fund, valued at the fair market value of such shares as of the Effective Time of Merger I, based on (i) the average closing price of a share of Parent Common Stock on the principal national securities exchange on which the Parent Common Stock is listed or admitted to trading over the ten (10) trading days ending on the trading day prior to the Effective Time of Merger I; (ii) if the Parent Common Stock is not listed or admitted to trading on any national securities exchange, the average last sale price of a share of Parent Common Stock as reported on an established automated over-the-counter trading market, including the “Pink Sheets” or any similar quotation system over the ten (10) trading days ending on the trading day prior to the Effective Time of Merger I; or (iii) in case no reported sale takes place, the average of the closing bid and asked prices, as furnished by any two members of the National Association of Securities Dealers, Inc. jointly selected by Parent and Raven for that purpose over the ten (10) trading days ending on the trading day prior to the Effective Time of Merger I. All indemnification claims by Stockholder Indemnified Persons other than for fraud, willful misconduct or intentional or reckless misrepresentation, shall be limited to the value of ten percent (10%) of the shares to be issued as Merger Consideration as of the Closing.

(f) Section 9.2 of the Merger Agreement is hereby amending by inserting the following subsection (e):

“(e) ‘Approved Market’ means any United States national securities exchange or the OTC Bulletin Board.”

ARTICLE II

Additional Provisions

2.1  Entire Agreement and Modification.  Without limiting any of the provisions of Section 9.8 of the Merger Agreement, the Merger Agreement, as amended by this Amendment, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

2.2  Counterparts.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

2.3  Headings.  The Section headings contained in this Amendment are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Amendment.

2.4  Severability.  If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions

A2-2

contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

[The remainder of this page intentionally left blank.]

A2-3

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

VAXGEN, INC.

By:
/s/  James P. Panek

Name: James P. Panek

Title: President and CEO

TLW MERGER SUB, INC.

By:
/s/  James P. Panek

Name: James P. Panek

Title: President and CEO

TLW, LLC

By:
/s/  James P. Panek

Name: James P. Panek

Title: President and CEO

RAVEN BIOTECHNOLOGIES, INC..

By:
/s/  George F. Schreiner

Name: George F. Schreiner

Title: CEO

A2-4

ANNEX B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Voting Agreement”) is made and entered into as of November   , 2007, by and between VaxGen, Inc., a Delaware corporation (“Parent”), and the undersigned stockholders (collectively, the “Stockholder”) of Raven biotechnologies, inc., a Delaware corporation (“Razor”).

W I T N E S S E T H:

WHEREAS, Parent, Razor, TLW Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), and TLW, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub II”), propose to enter into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Agreement”), which provides, among other things, upon the terms and subject to the conditions thereof, for the merger (the “Merger”) of Merger Sub I with and into Razor;

WHEREAS, as of the date hereof, the Stockholder owns beneficially or of record, or has the power to vote, or direct the vote of, the number of shares of common stock, par value $0.001 per share, of Razor (the “Common Stock”), and the number of shares of Series A Preferred Stock, par value $0.001 per share, of Razor (the “Series A Preferred Stock”), Series B Preferred Stock, par value $0.001 per share, of Razor (the “Series B Preferred Stock”), Series C Preferred Stock, par value $0.001 per share, of Razor (the “Series C Preferred Stock”) and/or Series D Preferred Stock, par value $0.001 per share, of Razor (the “Series D Preferred Stock” and, collectively with the Series A Preferred Stock, Series B Preferred Stock and the Series C Preferred Stock, the “Preferred Stock”), set forth in Exhibit A hereto;

WHEREAS, as a condition to the willingness of Parent to enter into the Agreement, Parent has requested that the Stockholder agree to enter into this Voting Agreement and deliver the Proxy (as defined below), and, in order to induce Parent to enter into the Agreement, the Stockholder has agreed to enter into this Voting Agreement and deliver the Proxy; and

NOW, THEREFORE, in consideration of the promises and of the mutual agreements and covenants set forth herein and in the Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

(a) “Beneficially Own” or “Beneficial Ownership” with respect to any Company Capital Stock shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act or 1934, as amended (the “Exchange Act”)), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons who are Affiliates of such Person who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b) “Stockholder’s Shares” shall mean all shares of Razor Common Stock and Preferred Stock held of record or Beneficially Owned by the Stockholder, whether currently issued or hereinafter acquired, including, without limitation, any Shares issued upon exercise of Company Options and Company Warrants held of record or Beneficially Owned by such Stockholder.

(c) “Shares” shall mean shares of Razor Common Stock and Preferred Stock.

(d) Capitalized terms used but not defined in this Voting Agreement shall have the meanings ascribed to them in the Agreement.

ARTICLE II

TRANSFER AND VOTING OF SHARES

2.1  Transfer of Shares.

(a) During the period commencing on the date of this Voting Agreement and ending on the Expiration Date, the Stockholder shall not, directly or indirectly, (i) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of its Stockholder’s Shares or any interest in such Shares, except pursuant to the Agreement, (ii) deposit its Shares or any interest in such Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of its Shares or grant any proxy with respect thereto (other than as contemplated herein), or (iii) enter into any contract, commitment, option or other arrangement or undertaking (other than the Agreement) with respect to the direct or indirect acquisition or sale, assignment, pledge, encumbrance, transfer or other disposition of any of the Stockholder’s Shares.

(b) Section 2.1(a) shall not prohibit a transfer of Shares by the Stockholder (i) if the Stockholder is an individual (A) to any member of the Stockholder’s immediate family, or to a trust for the benefit of the Stockholder or any member of the Stockholder’s immediate family, or (B) upon the death of the Stockholder to such Stockholder’s heirs, or (ii) if the Stockholder is a partnership, limited liability company or corporation, to one or more partners, members, stockholders or affiliates of the Stockholder; provided, however, that any transfer referred to in this Section 2.1(b) shall be permitted only if, as a condition precedent to the effectiveness of such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Voting Agreement.

2.2  Vote in Favor of the Merger.  During the period commencing on the date of this Voting Agreement and ending on the Expiration Date, Stockholder, solely in the Stockholder’s capacity as a stockholder of Razor (and not, if applicable, in the Stockholder’s capacity as an officer or director of Razor), agrees to vote (or cause to be voted) all of the Stockholder’s Shares at any meeting of the stockholders of Razor or any adjournment thereof, or in any action by written consent of the stockholders of Razor, (a) in favor of the adoption of the Agreement and approval of the Merger, and in favor of the other transactions contemplated by the Agreement, including any stockholder vote required by the Amended and Restated Certificate of Incorporation of Razor (the “Restated Certificate”), (b) in favor of any other matter reasonably relating to the consummation or facilitation of the transactions contemplated by the Agreement for which a stockholder vote would be required, and (c) except for the Merger and the Agreement, against any Razor Acquisition Proposal (as defined in the Agreement) or any merger, consolidation, sale of assets, recapitalization or other business combination involving Razor or any other action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of Razor under the Agreement or that could reasonably be expected to result in any of the conditions to Razor’s obligations under the Agreement not being fulfilled.

2.3  Grant of Irrevocable Proxy.  Concurrently with the execution of this Voting Agreement, the Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit B (the “Proxy”), which shall be coupled with an interest and irrevocable to the fullest extent permissible by law.

2.4  Consent to Consideration.  The Stockholder acknowledges that he, she or it is familiar with or has reviewed the Agreement, understands that the only consideration that he, she or it is entitled to receive as a stockholder of Razor in connection with the Merger is the consideration to be paid pursuant to the Agreement, and the Stockholder consents to such consideration. Effective as of the Effective Time, the Stockholder hereby agrees to refrain from exercising any appraisal rights under Section 262 of the Delaware General Corporation Law, dissenter rights under Section 1300 et seq of the California Corporations Code, or similar rights under applicable law. The Stockholder has no knowledge of any claims or demands it may have against Razor or any of its stockholders, directors, officers, affiliates, agents, employees, or predecessors or assigns, whether arising in contract, tort, state or federal law, equity or otherwise.

2.5  Termination.  This Voting Agreement and the Proxy granted hereunder and the obligations of the Stockholder pursuant to this Voting Agreement and the Proxy shall each terminate and be deemed to have been cancelled upon the earlier of (a) the Effective Time of Merger I (as defined in the Agreement) and (b) at such date and time as the Agreement shall have been validly terminated pursuant to Section 7 thereof (such date and time, the “Expiration Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent as of the date hereof as follows:

3.1  Authorization; Binding Agreement.  The Stockholder has all legal right, power, authority and capacity to execute and deliver this Voting Agreement and the Proxy to perform his, her or its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. This Voting Agreement and the Proxy have been duly and validly executed and delivered by or on behalf of the Stockholder and, assuming the due authorization, execution and delivery of this Voting Agreement by Parent, constitute a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with their terms, subject to (a) the effect of any applicable bankruptcy, insolvency, moratorium or similar Law affecting creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.2  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Voting Agreement and the grant of the Proxy to Parent by the Stockholder do not, and the performance of this Voting Agreement and the grant of the Proxy to Parent by the Stockholder will not, (i) conflict with or violate any law applicable to the Stockholder or by which the Stockholder is bound or affected, (ii) violate or conflict with the organizational documents of the Stockholder (if any), or (iii) except where it would not interfere with the Stockholder’s ability to perform its obligations hereunder, result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to another party any right of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance or restriction on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties or assets is bound or affected. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Voting Agreement or the consummation by the Stockholder of the transactions contemplated by this Voting Agreement.

(b) The execution and delivery of this Voting Agreement and the grant of the Proxy to Parent by the Stockholder do not, and the performance of this Voting Agreement and the grant of the Proxy to Parent by the Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any third party or any governmental or regulatory authority, domestic or foreign, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not interfere with the Stockholder’s ability to perform its obligations hereunder.

3.3  Title to Shares.  Exhibit A correctly sets forth the number of Shares and any options, warrants or other rights to acquire Shares, held by the Stockholder and sets forth all of the securities of Razor owned, directly or indirectly, of record or Beneficially Owned by the Stockholder as of the date of this Voting Agreement. Except as otherwise set forth in Exhibit A, the Stockholder (a) is the record or beneficial owner of the Stockholder’s Shares and has good title to all Shares free and clear of all liens, encumbrances, security interests, charges, claims, proxies or voting restrictions and (b) has sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Voting Agreement, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Voting Agreement.

3.4  Acknowledgements.

(a) The Stockholder consents to the appointment of the Escrow Participant Representative as agent and attorney-in-fact for and on behalf of the Escrow Participants, on the terms set forth in Section 1.7(c) of the Agreement.

(b) The Stockholder hereby acknowledges and agrees that the Stockholder has received a copy of the Agreement and has reviewed and understands the terms thereof.

ARTICLE IV

COVENANTS OF THE STOCKHOLDER

4.1  Further Assurances.  From time to time and without additional consideration, the Stockholder (in his, her or its capacity as such) shall execute and deliver, or cause to be executed and delivered, such additional certificates and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Voting Agreement.

4.2  Waiver of Appraisal Rights.  The Stockholder hereby irrevocably and unconditionally waives the exercise of, and shall cause to be waived and prevent any rights of appraisal, rights to dissent or any similar right that the Stockholder or any other person may have by virtue of the Stockholder’s ownership of the Shares with respect to the Merger and the other transactions contemplated by the Agreement.

ARTICLE V

GENERAL PROVISIONS

5.1  Entire Agreement; Amendments.  This Voting Agreement, the Agreement and the other agreements referred to herein and therein constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof. This Voting Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

5.2  Survival of Representations and Warranties.  All representations and warranties made by the Stockholder in this Voting Agreement shall survive any termination of the Agreement or this Voting Agreement.

5.3  Assignment.  The provisions of this Voting Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that any assignment, delegation or attempted transfer of any rights, interests or obligations under this Voting Agreement by the Stockholder (by operation of Law or otherwise) without the prior written consent of Parent shall be void.

5.4  Severability.  If any term or other provision of this Voting Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Voting Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Voting Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner.

5.5  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement is not performed in accordance with its specific terms or is otherwise breached. The Stockholder agrees that, in the event of any breach or threatened breach by the Stockholder of any covenant or obligation contained in this Voting Agreement, Parent shall be entitled to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. The Stockholder further agrees that neither Parent nor any other party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.5, and the Stockholder irrevocably waives any right such stockholder may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.6  Governing Law; Waiver of Jury Trial.  This Voting Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state without regard to any conflicts of laws. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the state and federal courts located in San Francisco, California, and any appellate court from thereof, in connection with any matter based upon or arising out of this Voting Agreement or the transactions contemplated hereby and agrees that process may be served upon it in any manner authorized by the laws of the State of California such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process. Each of the parties irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Voting Agreement or the transactions contemplated hereby.

5.7  No Waiver.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Parent shall not be deemed to have waived any claim available to it arising out of this Voting Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of the Parent. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

5.8  Fiduciary Duties.  The Stockholder is signing this Agreement solely in such stockholder’s capacity as an owner of his, her or its respective Shares, and nothing herein shall prohibit, prevent or preclude such Stockholder from taking or not taking any action, as required by applicable law in his, her or its capacity as an officer or director of Razor.

5.9  Counterparts.  This Voting Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of Parent and the Stockholder has executed or has caused this Voting Agreement to be executed by their respective duly authorized officers as of the date first written above.

PARENT

By:
Name:

Title:

STOCKHOLDER:

By:
Name:

Title:

[Signature Page to the Voting Agreement]

EXHIBIT A

Total number of Shares owned as of the date of the Voting Agreement:

Common Stock
Series A Preferred Stock
Series B Preferred Stock
Series C Preferred Stock
Series D Preferred Stock

EXHIBIT B

IRREVOCABLE PROXY

The undersigned stockholder of Raven biotechnologies, inc., a Delaware corporation (“Razor”), hereby irrevocably (to the fullest extent permitted by Law) appoints James Panek of VaxGen, Inc., a Delaware corporation (“Parent”), and each of them, as the true, lawful, sole and exclusive attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, at any time prior to the Expiration Date (as defined in the Voting Agreement referred to herein), to vote and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver in the undersigned’s name any consent, certificate or other document that may be required by Law) at any meeting of stockholders of Razor and in every written consent in lieu of such meeting (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Razor that now are or hereafter may be Beneficially Owned (as defined in the Voting Agreement) by the undersigned, and any and all other shares or securities of Razor issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) (i) in favor of the adoption of the Agreement and approval of the Merger, and in favor of the other transactions contemplated by the Agreement, including any stockholder vote required by the Amended and Restated Certificate of Incorporation of Razor (the “Restated Certificate”), (ii) in favor of any other matter reasonably relating to the consummation or facilitation of the transactions contemplated by the Agreement, and (iii) except for the Merger and the Agreement, against any Razor Acquisition Proposal (as defined in the Agreement) or any merger, consolidation, sale of assets, recapitalization or other business combination involving Razor or any other action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Razor under the Agreement or that could reasonably be expected to result in any of the conditions to Razor’s obligations under the Agreement not being fulfilled. The Shares Beneficially Owned by the undersigned as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

This Proxy is irrevocable (to the fullest extent permitted by law) until and including the Expiration Date, is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith between Parent and the undersigned (the “Voting Agreement”), and is granted in consideration of Parent entering into the Agreement and Plan of Merger (as such may be amended from time to time, the “Agreement”), between Parent, Razor, TLW Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub I”) and TLW, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II”), of even date herewith. Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to such terms in the Voting Agreement. The Agreement provides for, among other things, the merger of Merger Sub I, a wholly-owned subsidiary of Parent, with and into Razor (the “Merger”).

The attorneys-in-fact and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned may vote the Shares on all other matters. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

By:
Name:
Title:

Dated:           , 2007

Total number of Shares owned as of the above date:

Common Stock
Series A Preferred Stock
Series B Preferred Stock
Series C Preferred Stock
Series D Preferred Stock

ANNEX C

November 12, 2007
The Board of Directors
VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, CA, 94080

Dear Members of the Board:

We understand that VaxGen, Inc. (“Acquiror”), TLW Merger Sub, Inc. (“Merger Sub I”), TLW, LLC (“Merger Sub II”), and Raven biotechnologies, Inc. (the “Company”) propose to into an Agreement and Plan of Merger, dated as of November 12, 2007 (the “Agreement”), pursuant to which Merger Sub shall be merged with and into the Company, with the Company as the surviving entity (“Merger I”), and the Company shall be merged with and into Merger Sub II, with Merger Sub II as the surviving entity (“Merger II” and, together with Merger I, the “Transaction”). Pursuant to the terms of the Agreement, at the effective time of Merger I, each issued and outstanding share of the Series D Preferred Stock, par value $0.001 per share, of the Company (the “Company Series D Preferred Stock”) shall be converted into the right to receive 0.171 shares (the “Exchange Ratio”) of the common stock, par value $0.001 per share, of Acquiror (the “the Acquiror Common Stock”). All other outstanding shares of capital stock of the Company will be canceled without consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms not otherwise defined herein shall have the meaning assigned thereto in the Agreement.

You have requested our opinion as to the fairness, as of the date hereof, from a financial point of view, to Acquiror of the Exchange Ratio. In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of the latest draft of the Agreement dated November 1, 2007;

(ii) Analyzed certain historical publicly available business and financial information relating to Acquiror;

(iii) Reviewed various financial forecasts provided to us by Acquiror relating to the business of the Company;

(iv) Held discussions with members of the senior management of Acquiror and the Company with respect to the business, prospects and strategic objectives of Acquiror and the Company, respectively ;

(v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and the Acquiror, respectively;

(vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be relevant in evaluating the businesses of Acquiror and the Company;

(vii) Reviewed the historical trading prices of the Acquiror Common Stock; and

(viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of (and have not independently verified) such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities of Acquiror or the Company or concerning the solvency of or fair value of either of the foregoing entities, and we have not been furnished with any such valuation or appraisal. As you are aware, we requested internal financial forecasts relating to the Company prepared by the management of the Company and relating to Acquiror prepared by management of Acquiror, but were advised that such forecasts have not been prepared. Accordingly, at your direction, our analyses with respect to the Company have been based on financial forecasts prepared by the management of Acquiror and we have not used any forecasts with respect to Acquiror. With respect to the financial forecasts we have reviewed, we have assumed, at the direction of Acquiror, that such financial forecasts have been reasonably prepared on bases reflecting the best

C-1

currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In rendering our opinion, we have assumed that the final terms of the Agreement will not vary in any material respect from those set forth in the latest draft reviewed by us, and that the Transaction will be consummated on the terms described in the latest draft of the Agreement, without any waiver or modification of any material terms or conditions of the Agreement by the Acquiror or the Company. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Acqurior has obtained such advice as it deemed necessary from qualified professionals. We do not express any opinion as to the price at which shares of Acquiror Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as investment banker to the Board of Directors of Acquiror in connection with the Transaction and will receive a fee for its services, a portion of which we will receive upon rendering this opinion, and another portion of which is payable upon consummation of the Transaction. Also, we have in the past provided investment banking services to the Acquiror for which we have received or may receive customary fees. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of Acquiror for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our engagement and the opinion expressed herein (which has been approved by our opinion committee) are for the benefit of Acquiror’s Board of Directors in connection with its consideration of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Acquiror or the underlying business decision by Acquiror to engage in the Transaction, and is not intended to and does not constitute a recommendation to any holder of Acquiror Common Stock as to how such holder should vote with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair to Acquiror from a financial point of view.

Very truly yours,
LAZARD FRERES & CO. LLC

By:	/s/ David Low
David Low
Managing Director

C-2

ANNEX D

VaxGen, Inc.

2008 Equity Incentive Plan

Approved By Board on:          , 200

Approved By Stockholders:          , 200

Termination Date:          , 201

1.	General.

(a) Successor and Continuation of Prior Plan.  The Plan is intended as the successor to and continuation of the VaxGen, Inc. Amended and Restated 1996 Stock Option Plan (the “Prior Plan”). Following the Effective Date, no additional stock awards shall be granted under the Prior Plan. Any shares remaining available for future awards under the Prior Plan as of the Effective Date (the “Prior Plan Available Reserve”) shall become available for issuance pursuant to Awards granted hereunder. From and after the Effective Date, all outstanding stock awards granted under the Prior Plan shall remain subject to the terms of the Prior Plan; however, any shares subject to outstanding stock awards granted under the Prior Plan that expire or terminate for any reason prior to exercise or settlement (the “Returning Shares”) shall become available for issuance pursuant to Awards granted hereunder. From and after the Effective Date. All Awards granted on or after the Effective Date of this Plan shall be subject to the terms of this Plan.

(b) Eligible Award Recipients.  The persons eligible to receive Awards are Employees, Directors and Consultants.

(c) Available Awards.  The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Stock Appreciation Rights, (vi) Performance Stock Awards, (vii) Performance Cash Awards and (viii) Other Stock Awards.

(d) Purpose.  The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(a), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

(e) Compliance with California Code of Regulations.  Notwithstanding anything to the contrary in the Plan or in such Participant’s Stock Award Agreement, the terms and conditions set forth in Exhibit A hereto shall apply to any Stock Award granted in reliance on Section 25113 of the California Corporate Securities Law of 1968, as amended from time to time and shall be deemed to be a part of the Plan, if and to the extent compliance with the terms set forth on Exhibit A is required under Section 25113. In the event of any conflict or inconsistency between the provisions of Exhibit A and any provisions otherwise appearing in the Plan, the provisions of Exhibit A shall control solely with respect to Stock Awards granted under the Plan in reliance on Section 25113, if and to the extent compliance with the terms set forth on Exhibit A is required under Section 25113; provided that, for the avoidance of doubt, with respect to any requirement set forth on Exhibit A, the corresponding provision set forth in the applicable Stock Award Agreement or the Plan shall control in lieu of the minimum requirement set forth on Exhibit A as long as such corresponding provision of the Stock Award Agreement or the Plan is no less favorable to the Participant than the applicable minimum requirement set forth on Exhibit A.

2.	Administration.

(a) Administration by Board.  The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board.  The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Awards shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to an Award; and (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which a Stock Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the adversely affected Participant.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to bring the Plan or Awards granted under the Plan into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 9(a) relating to Capitalization Adjustments, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Awards available for issuance under the Plan, but in each of (A) through (E) only to the extent required by applicable law or listing requirements. Except as provided above, rights under any Award granted before amendment of the Plan shall not be materially impaired by any amendment of the Plan unless the Company requests the consent of the adversely affected Participant, and such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, material amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding Incentive Stock Options, or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, the rights under any Award shall not be impaired by any such amendment unless the Company requests the consent of the adversely affected Participant, and such Participant consents in writing. Notwithstanding anything to the contrary herein, subject to the limitations of applicable law, if any, and without the adversely affected Participant’s consent, the Board may amend the terms of any one or more Awards, or correct any clerical errors, if necessary to maintain the qualified status of the Stock Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code and the related guidance thereunder.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(c) Delegation to Committee.

(i) General.  The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in the Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance.  In the sole discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee who need not be Outside Directors the authority to grant Awards to eligible persons who are either (I) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, or (II) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, and/or (B) delegate to a Committee who need not be Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) Delegation to Officers.  The Board may delegate to one or more Officers the authority to do one or both of the following (i) designate Officers and Employees of the Company or any of its Subsidiaries to be recipients of Options (and, to the extent permitted by Delaware law, other Awards) and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Officers and Employees; provided, however, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officers and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding anything to the contrary in this Section 2(d), the Board may not delegate to an Officer authority to determine the Fair Market Value of the Common Stock pursuant to Section 13(w)(ii) below.

(e) Effect of Board’s Decision.  All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(f) Cancellation and Re-Grant of Stock Awards.  Neither the Board nor any Committee shall have the authority to: (i) reduce the exercise price of any outstanding Option or Stock Appreciation Right under the Plan or (ii) cancel any outstanding Option or Stock Appreciation Right and grant in substitution therefore a Stock Award under this Plan, unless, in either case, the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3.	Shares Subject to the Plan.

(a) Share Reserve.  Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock of the Company that may be issued pursuant to Stock Awards under the Plan shall not exceed [          ] shares of Common Stock (which number is the number of shares subject to the Prior Plan Available Reserve), plus an additional number of shares in an amount not to exceed [          ] shares (which number consists of the Returning Shares, if any, as such shares become available from time to time). Shares may be issued in connection with a merger or acquisition as permitted by NASD Rule 4350(i)(1)(A)(iii) or, if applicable, NYSE Listed Company Manual Section 303A.08, or AMEX Company Guide Section 711 and such issuance shall not reduce the number of shares available for issuance under the Plan.

(b) Reversion of Shares to the Share Reserve.

(i) Shares Available For Subsequent Issuance.  If any (A) Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, (B) shares of Common Stock issued to a Participant pursuant to a Stock Award are forfeited to or repurchased by the Company pursuant to the Company’s reacquisition or repurchase rights under the Plan, including any forfeiture or repurchase caused by the failure to meet a contingency or condition required for the vesting of such shares, or (C) Stock Award is settled in cash, then the shares of Common Stock not issued under such Stock Award, or forfeited to or repurchased by the Company, shall revert to and again become available for issuance under the Plan.

(ii) Shares Not Available For Subsequent Issuance.  If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (i.e., “net exercised”) or an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of Common Stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall not remain available for subsequent issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option or Stock Appreciation Right or the issuance of shares under a Restricted Stock Award, Restricted Stock Unit Award or Other Stock Award, the number of shares that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan.

(c) Incentive Stock Option Limit.  Notwithstanding anything to the contrary in this Section 3(c), subject to the provisions of Section 9(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be 10,000,000 shares of Common Stock.

(d) Source of Shares.  The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

(e) Share Reserve Limitation.  To the extent required by Section 260.140.45 of Title 10 of the California Code of Regulations, the total number of shares of Common Stock issuable upon exercise of all outstanding Options and the total number of shares of Common Stock provided for under any stock bonus or similar plan of the Company shall not exceed the applicable percentage as calculated in accordance with the conditions and exclusions of Section 260.140.45 of Title 10 of the California Code of Regulations, based on the shares of Common Stock of the Company that are outstanding at the time the calculation is made.

4.	Eligibility.

(a) Eligibility for Specific Stock Awards.  Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) Ten Percent Stockholders.  A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Section 162(m) Limitation.  Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Employee shall be eligible to be granted during any calendar year Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the Stock Award is granted covering more than 600,000 shares of Common Stock.

5.	Option Provisions.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options need not be identical; provided, however, that each Option Agreement shall conform to (through incorporation of provisions hereof by reference in the Option Agreement or otherwise) the substance of each of the following provisions:

(a) Term.  Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Option Agreement.

(b) Exercise Price.  Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, and notwithstanding anything in the Option Agreement to the contrary, the exercise price of each Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Sections 409A and 424(a) of the Code (whether or not such options are Incentive Stock Options).

(c) Consideration.  The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted are:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company shall accept a cash or other permitted payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; provided, further, that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(d) Transferability of Options.  The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board shall determine. If the Board determines that an Option will be transferable, the Option will contain such additional terms and conditions as the Board deems appropriate. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

(i) Restrictions on Transfer.  An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder; provided, however, that the Board may, in its sole discretion, permit transfer of the Option in a manner that is consistent with applicable tax and securities laws upon the Optionholder’s request.

(ii) Domestic Relations Orders.  Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order, provided, however, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation.  Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option. In the absence of such a designation, the executor or administrator of the Optionholder’s estate shall be entitled to exercise the Option.

(e) Vesting of Options Generally.  The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 5(e) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(f) Termination of Continuous Service.  In the event that an Optionholder’s Continuous Service terminates (other than for Cause or upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder’s Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(g) Extension of Termination Date.  An Optionholder’s Option Agreement may provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service (other than for Cause or upon the Optionholder’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Optionholder’s Continuous Service during which the exercise of the Option would not be in violation of such registration requirements and would not subject the Optionholder to short-swing liability under Section 16(b) of the Exchange Act, or (ii) the expiration of the term of the Option as set forth in the Option Agreement.

(h) Disability of Optionholder.  In the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(i) Death of Optionholder.  In the event that (i) an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, or (ii) the Optionholder dies within the period (if any) specified in the

Option Agreement after the termination of the Optionholder’s Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder’s death, but only within the period ending on the earlier of (A) the date twelve (12) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (B) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(j) Termination for Cause.  Except as otherwise explicitly provided in an Optionholder’s Option Agreement, in the event that an Optionholder’s Continuous Service is terminated for Cause, the Option shall terminate immediately and cease to remain outstanding.

(k) Non-Exempt Employees.  No Option granted to an Employee that is a non-exempt employee for purposes of the Fair Labor Standards Act shall be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay.

6.	Provisions of Stock Awards other than Options.

(a) Restricted Stock Awards.  Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock may be (i) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical, provided, however, that each Restricted Stock Award Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration.  A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company; (B) past or future services actually or to be rendered to the Company or an Affiliate; or (C) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting.  Shares of Common Stock awarded under a Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant’s Continuous Service.  In the event a Participant’s Continuous Service terminates, the Company may receive via a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability.  Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(b) Restricted Stock Unit Awards.  Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, provided, however, that each Restricted Stock Unit Award

Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration.  At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting.  At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment.  A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions.  At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents.  Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant’s Continuous Service.  Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(c) Stock Appreciation Rights.  Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted as stand-alone Stock Awards or in tandem with other Stock Awards. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; provided, however, that each Stock Appreciation Right Agreement shall conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Term.  No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) Strike Price.  Each Stock Appreciation Right will be denominated in shares of Common Stock equivalents. Notwithstanding anything in the applicable Stock Award Agreement to the contrary, the strike price of each Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) Calculation of Appreciation.  The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of share of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect 4o which the Participant is exercising the Stock Appreciation Right on such date, over (B) the aggregate strike price of the Common Stock equivalents being exercised.

(iv) Vesting.  At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(v) Exercise.  To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) Payment.  The appreciation distribution in respect of a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and set forth in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) Termination of Continuous Service.  In the event that a Participant’s Continuous Service terminates (other than for Cause), the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(viii) Termination for Cause.  Except as explicitly provided otherwise in an Participant’s Stock Appreciation Right Agreement, in the event that a Participant’s Continuous Service is terminated for Cause, the Stock Appreciation Right shall terminate upon the termination date of such Participant’s Continuous Service, and the Participant shall be prohibited from exercising his or her Stock Appreciation Right from and after the time of such termination of Continuous Service.

(ix) Extension of Termination Date.  If the exercise of the Stock Appreciation Right following the termination of the Participant’s Continuous Service would either (A) be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, or (B) subject the Participant to short-swing liability under Section 16(b) of the Exchange Act, then the Stock Appreciation Right shall terminate on the earlier of (I) the expiration of a period of ninety (90) days after the termination of the Participant’s Continuous Service during which the exercise of the Stock Appreciation Right would not be in violation of such registration requirements and would not subject the Participant to short-swing liability under Section 16(b) of the Exchange Act, or (II) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement.

(d) Performance Awards.

(i) Performance Stock Awards.  A Performance Stock Award is either a Restricted Stock Award or Restricted Stock Unit Award that may be granted or may vest based upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum Performance Stock Award that may be granted in a calendar year to any Participant pursuant to this Section 6(d)(i) shall not exceed the value of 300,000 shares of Common Stock (as determined at the time of grant). In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards.  A Performance Cash Award is a cash award granted pursuant to this Section 6(d)(ii) that is paid upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum Performance Cash Award that may be granted to a Participant in a calendar year and made subject to the future attainment of one or more Performance Goals shall not exceed $500,000. The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that Common Stock authorized under this Plan may be used in payment of Performance Cash Awards, including additional shares in excess of the Performance Cash Award as an inducement to hold shares of Common Stock.

(e) Other Stock Awards.  Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock (“Other Stock Awards”) may be granted either alone or in addition to other Stock Awards. Such Other Stock Awards will be subject to a written Award Agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award, and each Other Stock Award shall be subject to the terms and conditions of the Plan. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7.	Covenants of the Company.

(a) Availability of Shares.  During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

(b) Securities Law Compliance.  The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards or make payments of cash or other property in settlement of Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities laws.

(c) No Obligation to Notify.  The Company shall have no duty or obligation to any holder of an Award to advise such holder as to the time or manner of exercising or settling such Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised or settled. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8.	Miscellaneous.

(a) Use of Proceeds.  Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Awards.  Corporate action constituting a grant by the Company of an Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. If the Board determines that the terms of an Award do not reflect the appropriate exercise, strike or purchase price on the appropriate date of grant in accordance with the requirements of the Plan, the terms of the Award shall be automatically corrected to reflect the appropriate price or other terms provided for under the Plan, as determined by the Board, without the need for consent of the Participant; provided, however, that no such correction shall result in a direct or indirect reduction in the exercise price or strike price of the Award.

(c) Stockholder Rights.  No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise or settlement of the Award pursuant to its terms, and (ii) the issuance of the Common Stock pursuant to such exercise or settlement has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights.  Nothing in the Plan, any Award Agreement or other instrument executed thereunder or in connection with any Award granted pursuant to the Plan shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Incentive Stock Option $100,000 Limitation.  To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s) or any Board or Committee resolutions related thereto.

(f) Investment Assurances.  The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(g) Withholding Obligations.  Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(h) Electronic Delivery.  Any reference herein to a “written” agreement or document shall include any agreement or document delivered electronically or posted on the Company’s intranet.

(i) Deferrals.  To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee. The

Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of employment or retirement, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(j) Compliance with Section 409A.  To the extent that the Board determines that any Award granted under the Plan is, or may reasonably be, subject to Section 409A of the Code (together, with any state law of similar effect, “Section 409A”), the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences described in Section 409A(a)(1) of the Code (or any similar provision). To the extent applicable and permitted by law, the Plan and Award Agreements shall be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Board determines that any Award is, or may reasonably be, subject to Section 409A and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and related Department of Treasury guidance.

In addition, and except as otherwise set forth in the applicable Award Agreement, if the Company determines that any Award granted under this Plan constitutes, or may reasonably constitute, “deferred compensation” under Section 409A and the Participant is a “specified employee” of the Company at the relevant date, as such term is defined in Section 409A(a)(2)(B)(i) (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the time at which cash payments shall be paid, or shares of Common Stock issued, to such Participant shall be automatically delayed as follows: on the earlier to occur of (A) the date that is six months and one day after the date of termination of the Participant’s Continuous Service or (B) the date of the Participant’s death (such earlier date, the “Delayed Initial Payment Date”), the Company shall (I) pay to the Participant a lump sum amount equal to the sum of the cash payments, and issue to the Participant that number of shares of Common Stock, that the Participant would otherwise have received through the Delayed Initial Payment Date if such issuance or payment had not been delayed pursuant to this Section 8(j), in each case, without liability to the Participant for interest during such period of delay, and (II) commence paying or issuing the balance of the amounts due under the Award in accordance with the applicable schedules set forth in the Award Agreement.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Affiliates shall be responsible for, or required to reimburse or otherwise make any Participant whole for, any tax or penalty imposed on, or losses incurred by, any Participant that arises in connection with the potential or actual application of Section 409A to any Award granted hereunder.

9.	Adjustments upon Changes in Common Stock; Other Corporate Events.

(a) Capitalization Adjustments.  In the event of a Capitalization Adjustment, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 4(c) and 6(d)(i); and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) Dissolution or Liquidation.  Except as otherwise provided in a Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights may be repurchased by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion. All other Awards that are not Stock Awards shall be treated in accordance with the applicable Award Agreements.

(c) Corporate Transaction.  The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award.

(i) Stock Awards May Be Assumed.  In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award and shall not be obligated to treat all Stock Awards in the same manner.

(ii) Stock Awards Held by Current Participants.  In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Stock Awards (and, with respect to Options and Stock Appreciation Rights, the time at which such Stock Awards may be exercised) shall be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction).

(iii) Stock Awards Held by Persons other than Current Participants.  In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Stock Awards shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Stock Awards in Lieu of Exercise.  Notwithstanding the foregoing, in the event a Stock Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Stock Award may not exercise such Stock Award but will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of (A) the fair market value of the property the holder of the Stock Award would have received upon the exercise of the Stock Award (including, at the discretion of the Board, any unvested portion of such Stock Award), over (B) any exercise price payable by such holder in connection with such exercise.

(d) Change in Control.  An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award and/or in any other applicable written agreement between the Company or any Affiliate and the Participant. An Award may vest as to all or any portion of the cash or shares subject to the Award (i) immediately upon the occurrence of a Change in Control, whether or not such Award is assumed, continued, or substituted by a surviving or acquiring entity in the Change in Control, or (ii) in the event a Participant’s Continuous Service is terminated, actually or constructively, within a designated period following the occurrence of a Change in Control. In the absence of such provisions, no such acceleration shall occur.

10.	Termination or Suspension of the Plan.

(a) Plan Term.  The Board may suspend or terminate the Plan at any time. Unless terminated sooner, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights.  Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the adversely affected Participant.

11.	Effective Date of Plan.

The Plan shall become effective on the Effective Date.

12.  Choice of Law.

The law of the State of California shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

13.	Definitions.

As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(b) “Award” means a Stock Award or a Performance Cash Award.

(c) “Award Agreement” means a Stock Award Agreement or the written terms of a Performance Cash Award. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction “without the receipt of consideration” by the Company.

(f) “Cause” means with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause shall be made by the Board in its sole discretion. Any determination by the Board that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) over a twelve month period, individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of the Plan, be considered as a member of the Incumbent Board.

For avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of the Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(h) “Code” means the Internal Revenue Code of 1986, as amended.

(i) “Committee” means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with the Plan.

(j) “Common Stock” means the common stock of the Company.

(k) “Company” means VaxGen, Inc., a Delaware corporation.

(l) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a “Consultant” for purposes of the Plan.

(m) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, shall not, by itself, terminate a Participant’s Continuous Service; provided, however, if the Entity for which a Participant is rendering services ceases to qualify as an “Affiliate,” as determined by the Board in its sole discretion, such Participant’s Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent a Participant, upon a change in capacity of service, ceases to provide service at a rate of more than 20% of his or her rate of service (immediately prior to the change in capacity), such Participant may be deemed to have suffered a termination of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of: (i) any leave of absence approved by the Board of the chief executive officer of the Company, including sick leave, military leave or any other personal leave; or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, and except as otherwise required by applicable law or as otherwise determined by the Company, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(n) “Corporate Transaction” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(o) “Covered Employee” shall have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

(p) “Director” means a member of the Board.

(q) “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) and 409A(a)(2)(c)(i) of the Code.

(r) “Effective Date” means the date of the special meeting of the stockholders of the Company held in [March] 2008.

(s) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Entity” means a corporation, partnership, limited liability company or other entity.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(v) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

(w) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date of determination, then the Fair Market Value shall be the mean between the bid and asked prices for the Common Stock on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Section 409A of the Code.

(x) “Incentive Stock Option” means an Option which qualifies as an “incentive stock option” within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(y) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(z) “Nonstatutory Stock Option” means an Option that does not qualify as an Incentive Stock Option.

(aa) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(cc) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(dd) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ee) “Other Stock Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(e).

(ff) “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an “affiliated corporation,” and does not receive remuneration from the Company or an “affiliated corporation,” either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

(gg) “Own,” “Owned,” “Owner,” “Ownership” A person or Entity shall be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(hh) “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(ii) “Performance Criteria” means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, on a U.S. generally accepted accounting standards or non-generally accepted accounting standards basis, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre- and after-tax income; (xiv) pre-tax profit; (xv) operating cash flow; (xvi) sales or revenue targets; (xvii) orders and revenue; (xviii) increases in revenue or product revenue; (xix) expenses and cost reduction goals; (xx) improvement in or attainment of expense levels; (xxi) improvement in or attainment of working capital levels; (xxii) economic value added (or an equivalent metric); (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) customer satisfaction; (xxx) stockholders’ equity; (xxxi) quality measures; and (xxxii) to the extent that a Stock Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(jj) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the satisfaction of the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. At the time of the grant of any Award, the Board is authorized to determine whether, when calculating the attainment of Performance Goals for a Performance Period: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; and (v) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals.

(kk) “Performance Period” means one or more periods of time, which may be of varying and overlapping duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Stock Award or a Performance Cash Award.

(ll) “Performance Stock Award” means a Restricted Stock Award or Restricted Stock Unit Award which is granted pursuant to the terms and conditions of Section 6(d)(i).

(mm) “Plan” means this VaxGen, Inc. 2008 Equity Incentive Plan.

(nn) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section.

(oo) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(pp) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section.

(qq) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(rr) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ss) “Securities Act” means the Securities Act of 1933, as amended.

(tt) “Stock Appreciation Right” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section.

(uu) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(vv) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award, or Other Stock Award.

(ww) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(xx) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(yy) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

Exhibit A

Provisions Applicable For Awards Made Pursuant to

Section 25113 of the California Corporate Securities Law of 1968

As provided in Section 1(d) of the Plan, notwithstanding anything to the contrary in the Plan or in such Participant’s Stock Award Agreement, the following terms shall apply to any Award granted to a Participant in reliance on Section 25113 and shall be deemed to be a part of the Plan, if and to the extent compliance with the terms set forth below is required under Section 25113. In the event of any conflict or inconsistency between the following provisions and any provisions otherwise appearing in the Plan, the following provisions shall control solely with respect to Awards granted under the Plan in reliance on Section 25113, if and to the extent compliance with the terms set forth below is required under Section 25113; provided that, for the avoidance of doubt, with respect to any requirement set forth herein, the corresponding provision set forth in the applicable Stock Award Agreement or the Plan shall control in lieu of the minimum requirement set forth herein as long as such corresponding provision of the Stock Award Agreement or the Plan is no less favorable to the Participant than the applicable minimum requirement set forth herein:

1. Exercise Price.  The exercise price or purchase price, as applicable, of an Award shall not be less than 100% of the Fair Market Value of the Common Stock subject to the Stock Award at the time the Stock Award is granted except that the Exercise Price shall not be less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock in the case of any Participant who owns securities possessing more than 10% of the total combined voting power (as defined in Section 194.5 of the California Corporations Code in the case of a corporate issuer) of all classes of securities of the Company or its Affiliates possessing voting power.

2. Fair Market Value.  The “Fair Market Value” of the Common Stock shall be determined by the Board in a manner consistent with Section 260.140.50 of Title 10 of the California Code of Regulations.

3. Term. No Stock Award shall have an exercise period of more than 120 months from the date such Stock Award is granted.

4. Repurchase Limitation.  The repurchase price for any shares subject to a Stock Award to be repurchased upon termination of the Continuous Service of a Participant (other than a Participant who is an Officer, Director, manager or Consultant) shall be at the original purchase price of the Common Stock and (a) right shall lapse at the rate of at least twenty percent (20%) of the Common Stock per year over five (5) years from the date the Stock Award is granted (without respect to the date the Stock Award was exercised or became exercisable) and (b) the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the Common Stock within six (6) months of termination of Continuous Service (or in the case of Common Stock issued upon exercise of Stock Awards after such date of termination, within six (6) months after the date of the exercise).

5. Extended Exercise.  A Participant whose Continuous Service terminates for any reason other than for Cause may exercise any Stock Award, to the extent that the Stock Award is exercisable on the date of such termination, as follows:

a. for at least 6 months from the date of termination if termination was caused by death or Disability;

b. at least 30 days from the date of termination if termination was caused by other than death or Disability.

6. Information Obligation.  To the extent required by Section 260.140.46 of Title 10 of the California Code of Regulations, the Company shall deliver financial statements to Participants covered by this Exhibit A at least annually. This Section shall not apply to key employees whose duties in connection with the Company assure them access to equivalent information.

7. Restriction on Transfer.  The Participant’s rights under the Award shall not be transferable, other than by will or the laws of descent and distribution, or as permitted by rule 701 of the Securities Act of 1933, as amended.

8. Voting Rights.  The Common Stock subject to Stock Awards under the Plan will carry equal voting rights on all matters where such vote is permitted by applicable law.

ANNEX E

VaxGen Condensed Consolidated Financial Statements for nine months ended September 30, 2007

VaxGen, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2007	2006
	(Unaudited)
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents:
Cash and commercial paper	$56,610	$18,697
Reverse repurchase agreements	—	54,378

Total cash and cash equivalents	56,610	73,075
Investment securities	20,710	24,668
Accounts receivable	—	516
Unbilled accounts receivable	—	7,164
Prepaid expenses and other current assets	2,078	2,828

Total current assets	79,398	108,251
Property and equipment	23,678	28,417
Restricted cash	3,030	2,895
Other assets	1,717	2,497

Total assets	$107,823	$142,060

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,363	$4,660
Accrued and other current liabilities	2,604	5,610
Derivative liability	4,377	8,220

Total current liabilities	9,344	18,490
Convertible senior subordinated notes	30,589	30,321
Deferred rent and other liabilities	4,656	4,188

Total liabilities	44,589	52,999

Contingencies (Note 12)
Stockholders’ equity:
Common stock	331	331
Additional paid-in capital	301,111	299,226
Accumulated deficit	(238,212)	(210,498)
Accumulated other comprehensive income	4	2

Total stockholders’ equity	63,234	89,061

Total liabilities and stockholders’ equity	$107,823	$142,060

See accompanying notes to condensed consolideted financial statements.

VaxGen, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Unaudited)
	(In thousands, except per share data)

Revenues	$416	$2,356	$4,798	$13,269

Operating expenses:
Research and development	4,125	11,158	16,050	39,128
General and administrative	5,403	6,496	16,778	20,882
Restructuring	1,092	—	5,374	—

Total operating expenses	10,620	17,654	38,202	60,010

Loss from operations	(10,204)	(15,298)	(33,404)	(46,741)

Other income (expense):
Interest expense	(612)	(613)	(1,835)	(1,857)
Interest income and other	1,163	981	3,682	1,432
Valuation adjustments	(201)	(195)	3,843	(1,658)
Equity in loss of affiliate	—	—	—	(5,290)
Gain on foreign currency transactions	—	—	—	4,678
Gain on sale of investment in affiliate	—	—	—	61,198

Total other income, net	350	173	5,690	58,503

Net income (loss)	$(9,854)	$(15,125)	$(27,714)	$11,762

Basic net income (loss) per share	$(0.30)	$(0.46)	$(0.84)	$0.36

Diluted net income (loss) per share	$(0.30)	$(0.46)	$(0.84)	$0.36

Weighted average shares used in computing basic net income (loss) per share	33,107	33,107	33,107	32,594

Shares used in computing diluted net income (loss) per share	33,107	33,107	33,107	32,761

See accompanying notes to condensed consolideted financial statements.

VaxGen, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2007	2006
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$(27,714)	$11,762
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain on sale of investment in affiliate	—	(61,198)
Gain on foreign currency transactions	—	(4,678)
Equity in loss of affiliate	—	5,290
Valuation adjustments	(3,843)	1,658
Depreciation and amortization	4,606	4,665
Stock-based compensation	1,885	2,434
Amortization of premiums and discounts on investment securities	(988)	(27)
Non-cash interest expense	535	532
Changes in assets and liabilities:
Receivables	7,907	(5,502)
Prepaid expenses and other current assets	891	(1,295)
Accounts payable	(2,297)	(5,796)
Accrued and other current liabilities	(508)	(7,029)
Other	620	1,612

Net cash used in operating activities	(18,906)	(57,572)

Cash flows from investing activities:
Purchase of property and equipment	(19)	(2,316)
Proceeds (fees) from sale of investment in affiliate, net	(2,441)	76,472
Proceeds from sale and maturities of investment securities	51,074	12,532
Purchases of investment securities	(46,126)	(11,237)
Other	(47)	654

Net cash provided by (used in) investing activities	2,441	76,105

Cash flows from financing activities:
Proceeds from private placements, net	—	25,226
Other	—	(177)

Net cash provided by financing activities	—	25,049

(Decrease) increase in cash and cash equivalents	(16,465)	43,582
Cash and cash equivalents at beginning of period	73,075	4,560

Cash and cash equivalents at end of period	$56,610	$48,142

See accompanying notes to condensed consolideted financial statements.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements

1.	Organization

Nature of Business Activities

VaxGen, Inc., or VaxGen, is a biopharmaceutical company focused on the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease.

VaxGen was incorporated on November 27, 1995. During 2002 through 2006, VaxGen developed vaccines against inhalation anthrax and smallpox for the purpose of biodefense. In December 2006, the Department of Health and Human Services, or HHS, terminated its contract with VaxGen related to the development and delivery of a next-generation anthrax vaccine. Following the HHS decision, VaxGen ceased actively developing its anthrax vaccine, scaled back its biodefense activities and began pursuing strategic and other alternatives.

Through March 31, 2007, VaxGen’s principal source of revenue has been the U.S. government, principally the National Institutes of Health, or NIH, and related entities. Since April 1, 2007, VaxGen’s principal source of revenue has been Celltrion, Inc., or Celltrion, a company developing and operating a mammalian cell culture biomanufacturing facility in the Republic of Korea.

VaxGen’s activities involve inherent risks. These risks include, but are not limited to, the possibility that internal controls are not or will not be adequate to ensure timely and reliable financial information, the risk that VaxGen may not be able to raise additional capital, the risk that VaxGen may fail to identify a strategic option that is attractive and the risk that VaxGen may be unable to commercialize any product candidates it may identify.

Delisting from the Nasdaq National Market

As a result of VaxGen’s inability to timely file financial statements with the SEC, it was delisted effective August 9, 2004 from the Nasdaq National Market, now the Nasdaq Global Market, or Nasdaq. Since that time, VaxGen’s common stock has traded over the counter, or OTC, and has been quoted on the Pink Sheets LLC under the symbol, VXGN.PK. VaxGen became current in its filing of reports with the SEC on October 4, 2007.

Basis of Presentation

The unaudited condensed consolidated financial statements of VaxGen and its subsidiaries, collectively referred to as the Company, included herein have been prepared pursuant to the rules and regulations of the SEC. All intercompany accounts and transactions have been eliminated in consolidation.

Certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of the unaudited condensed consolidated financial information included herein. While VaxGen believes that the disclosures are adequate to make the information not misleading, these unaudited condensed consolidated financial statements should be read in conjunction with VaxGen’s audited financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2006.

The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the operating results for the full year. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. While management believes its estimates, judgments and assumptions are reasonable, the inherent nature of estimates is that actual results will likely be different from the estimates made.

For the six months ended June 30, 2006, VaxGen’s investment in Celltrion was accounted for under the equity method. During 2006, VaxGen sold substantially all of its Celltrion common stock. Accordingly, VaxGen no longer

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

had the ability to exercise significant influence over operating and financial policies of Celltrion, and as of July 1, 2006, VaxGen accounted for its investment in Celltrion under the cost method. At September 30, 2006, VaxGen’s ownership interest in Celltrion was 8%. At December 31, 2006 and September 30, 2007, VaxGen held a nominal ownership interest in Celltrion.

2.	Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the Company’s annual report of Form 10-K for the year ended December 31, 2006 and have not changed significantly as of September 30, 2007, with the exception of the following:

Accounting Principles Recently Adopted

In July 2006, the Financial Accounting Standards Board, or FASB, issued FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006 which is the beginning of the Company’s fiscal 2007. The Company’s unaudited consolidated financial statements have not been materially impacted by the adoption of FIN 48 as of January 1, 2007. In May 2007, the FASB issued FSP No. FIN 48-1, Definition of ’Settlement’ in FASB Interpretation No. 48, or FIN 48-1. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The adoption of FIN 48-1 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. See Note 9, Income Taxes, for further details of the impact of adoption.

In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements, or FSP 00-19-2, which provides guidance on accounting for registration payment arrangements. FSP 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 is required to be applied to reporting periods beginning after December 15, 2006. The Company adopted the disclosure requirements of FSP 00-19-2 as of January 1, 2007. The Company’s previous accounting for registration payment arrangements in connection with its 5 1/2% Convertible Senior Subordinated Notes, due April 1, 2010, or Notes, as well as shares issued or issuable in private placements of its common stock, or collectively Issuable Shares, was already in compliance with FSP 00-19-2.

Accounting Principles Not Yet Adopted

In September 2006, the FASB issued FAS No. 157, Fair Value Measurement, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact of adopting FAS 157 on the Company’s consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, or FAS 159, which permits all entities to choose to measure eligible items, including many financial instruments, at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Most of the

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

provisions in FAS 159 are elective; however, the amendment to FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of adopting FAS 159 on its consolidated financial position, results of operations and cash flows.

In June 2007, the Emerging Issues Task Force, or EITF, published Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. The EITF reached a consensus that these payments made by an entity to third parties should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should report the effects of applying this Issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. EITF 07-3 is effective beginning on January 1, 2008. Earlier application is not permitted. The Company does not expect that adoption of EITF 07-3 will have a material effect on its financial position or results of operations.

3.	Net Income (Loss) per Share

Basic net income (loss) per share is calculated based on net income (loss) and the weighted-average number of shares of common stock outstanding during the reported period. Diluted net income (loss) per share is calculated by increasing the weighted-average number of common shares outstanding during the period- if not anti-dilutive- by the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of potential common stock (including outstanding stock options, common stock warrants and convertible senior subordinated debt) is reflected in diluted net income per share by application of the treasury stock method, which includes consideration of share-based compensation as required by FAS 123R in the three and nine months ended September 30, 2007.

A reconciliation of weighted-average basic shares outstanding to weighted-average diluted shares outstanding follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Weighted-average number of common shares outstanding used in computing basic net income (loss) per share	33,107	33,107	33,107	32,594
Dilutive potential common shares used in computing diluted net income (loss) per share	—	—	—	167

Total weighted-average number of shares used in computing diluted net income (loss) per share	33,107	33,107	33,107	32,761

Basic net loss per share is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. For all periods presented, the following potential common shares were excluded from the computation of diluted net income (loss) per share, as their effect was antidilutive (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Options to purchase common stock	5,552	4,399	5,552	3,604
Warrants to purchase common stock	2,320	2,009	2,320	2,009
Convertible senior subordinated notes	2,134	2,134	2,134	2,134

Total	10,006	8,542	10,006	7,747

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

4.	Comprehensive Income (Loss)

Comprehensive income (loss) combines net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents certain amounts that are reported as components of stockholders’ equity in the consolidated balance sheet, including foreign currency translation adjustments and unrealized gains or losses on investment securities. The Company’s comprehensive income (loss) consists of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Net income (loss)	$(9,854)	$(15,125)	$(27,714)	$11,762
Foreign currency translation adjustments	—	—	—	(3,326)
Unrealized gains on investment securities	1	(6)	2	67

Comprehensive income (loss)	$(9,853)	$(15,131)	$(27,712)	$8,503

5.	Accrued and Other Current Liabilities

The Company’s accrued and other current liabilities consist of the following (in thousands):

	September 30,	December 31,
	2007	2006

Employment benefits	$620	$2,049
Restructuring	952	—
Income taxes	60	1,210
Clinical trial expenses	—	931
Interest	866	433
Other	106	987

	$2,604	$5,610

6.	Contract Changes and Restructuring

Anthrax Contract

In September 2002, the Company was awarded a $20.9 million cost-plus contract, or 2002 Anthrax Contract, from the National Institute of Allergy and Infectious Diseases, or NIAID, to develop a new anthrax vaccine candidate and to create a feasibility plan for how the Company would manufacture an emergency stockpile of 25 million doses of the vaccine. On September 30, 2003, NIAID awarded the Company a second cost-plus contract valued at $80.3 million for the advanced development of the Company’s anthrax vaccine candidate.

In November 2004, the Company was awarded a contract for $877.5 million to provide 75 million doses of its recombinant anthrax vaccine, or rPA102, to the U.S. government Strategic National Stockpile, or SNS, for civilian defense, or SNS Contract. In November 2006, VaxGen received a clinical hold notification from the Food and Drug Administration that postponed the initiation of the second Phase 2 trial for rPA102. On December 19, 2006, HHS terminated for default the SNS Contract. HHS based the decision on its determination that VaxGen “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required VaxGen to initiate the Phase 2 trial of the vaccine candidate by December 18, 2006.

On April 3, 2007, the Company entered into a settlement agreement with HHS. In accordance with the agreement, the parties terminated the remaining cost-plus contract related to the development of a next-generation anthrax vaccine through a separate contract modification. As part of the settlement agreement, NIAID paid the Company $11.0 million. The settlement agreement also released both parties of all liabilities associated with the

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Company’s three government anthrax contracts: the 2002 Anthrax Contract, the 2003 Anthrax Contract and the SNS Contract. As part of the settlement agreement, the parties converted the termination of the SNS Contract, which HHS terminated for default on December 19, 2006, to a termination for convenience and also terminated the 2003 Anthrax Contract under a bilateral contract modification for the convenience of the government on a no-cost basis. During the nine months ended September 30, 2007, the Company recorded the $11.0 million settlement as a collection of $7.1 million of 2006 receivables and $3.9 million of 2007 receivables. The $3.9 million was recorded as revenue during the three months ended March 31, 2007 primarily for the reimbursement of restructuring costs incurred as a result of the termination of the contracts.

Smallpox

In June 2007, the Company and the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, terminated by mutual consent their agreement to co-develop a next-generation, attenuated smallpox vaccine, LC16m8, for use in the United States and elsewhere. Under the terms of the termination agreement, VaxGen will transfer to Kaketsuken or its designee all reports, data and materials and all intellectual property rights that relate to conducting non-clinical and clinical development of LC16m8 in the U.S. In return, Kaketsuken has released VaxGen from all ongoing obligations.

Restructurings

In January 2007, the Company restructured operations to significantly reduce operating costs and announced it was actively pursuing avenues to enhance stockholder value through a strategic transaction. The Company incurred restructuring costs associated with this plan of $2.6 million for employee termination benefits, $0.1 million related to the acceleration of stock options and $1.0 million of costs associated with the consolidation of its facilities in California. The majority of these costs were recovered from the U.S. government as part of the April 2007 settlement agreement. In May and September 2007, the Company further reduced its workforce to decrease operating costs. Restructuring costs relating to the May and September 2007 workforce reductions included employee termination and benefit costs.

All restructuring costs are expected to be paid by December 31, 2008. At September 30, 2007, $1.0 million of these costs were unpaid, included in accrued and other current liabilities and include the following:

	Balance			Balance
	as of			as of
	December 31,	Costs	Amounts	March 31,
	2006	Incurred	Paid	2007

Workforce reduction	$—	$2,642	$(2,070)	$572
Consolidation of excess facilities and other	—	1,006	(746)	260

Total	$—	$3,648	$(2,816)	$832

	Balance			Balance
	as of			as of
	March 31,	Costs	Amounts	June 30,
	2007	Incurred	Paid	2007

Workforce reduction	$572	$566	$(695)	$443
Consolidation of excess facilities and other	260	—	(260)	—

Total	$832	$566	$(955)	$443

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

	Balance			Balance
	as of			as of
	June 30,	Costs	Amounts	Sep. 30,
	2007	Incurred	Paid	2007

Workforce reduction	$443	$1,092	$(583)	$952

7.	Private Placement Warrants

In February 2006, VaxGen raised net proceeds of $25.2 million through a private placement to a group of accredited institutional investors. In connection with this financing, VaxGen issued to the investors five-year warrants initially exercisable to purchase 699,996 shares of common stock at an exercise price of $9.24 per share. Because VaxGen did not file all of its delinquent periodic reports with the SEC by September 30, 2006, the warrants became exercisable for an additional 349,994 shares of common stock, at a price of $9.24 per share. Because VaxGen again did not file all of its delinquent periodic reports with the SEC by January 31, 2007, the warrants became exercisable for an additional 349,994 shares of common stock, at a price of $9.24 per share.

8.	Executive Officer Compensation

In February 2007, the Board of Directors granted to executive officers options for 1,590,000 shares and implemented an option exchange program allowing executive officers to exchange old options for 714,700 shares for new options for 178,675 shares. All of the options were granted effective February 12, 2007 with an exercise price of $2.23 per share, the closing market price of one share of the Company’s common stock on that date. Each option will vest monthly on a pro-rata basis over one to four years. The Board also approved two potential retention bonus payments. During the three months ended September 30, 2007, the aggregate first retention bonus payment of $0.3 million was made to the executives who remained regular full-time employees in good standing through June 30, 2007. Additionally, a second cash bonus payment of the same amount will be made, conditioned upon certain terms, including that the executive remain a regular full-time employee in good standing through the completion of a strategic transaction.

9.	Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. Deferred income tax assets and liabilities are determined based upon the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, which requires that the Company recognize financial statement effects of a tax position when it becomes more likely than not, based upon the technical merits, that the position will be sustained upon examination. The cumulative effect of adopting FIN 48 on January 1, 2007 has been recorded net in deferred tax assets, which resulted in no liability for unrecognized tax benefits on the balance sheet. The total amount of unrecognized tax benefits as of the date of adoption was $18 million. The Company files U.S. Federal and California state tax returns. The Company is currently subject to income tax examinations and, in general, all tax years remain open due to net operating losses. Interest and penalties are zero, and the Company’s policy is to account for interest and penalties in tax expense on the income statement. Because the Company has provided a full valuation allowance on all of its deferred tax assets, the adoption of FIN 48 had no impact on the Company’s effective tax rate. The gross amount of unrecognized tax benefits at September 30, 2007 has not changed from the beginning of the year, and the Company does not expect any material changes in the next 12 months.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

The Company has substantial federal and California net operating losses. Under the provisions of Section 382 and 383 of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of net operating loss carryforwards and research and development credits that can be utilized in the future to offset taxable income. Pursuant to these provisions, the Company has experienced changes in ownership during March 1999, December 2000 and June 2005. As a result of the above, the Company has set up a FIN 48 reserve of $17.8 million for benefits associated with the Net Operating Losses and credits carry forwards.

The amount of unrecognized tax related interest expense and penalties at January 1, 2007 was zero. The Company did not incur any income tax related interest income, interest expense or penalties for the nine months ended September 30, 2007 or 2006.

10.	Stock-Based Compensation

In February 2007, the Board of Directors granted to executive officers options for 1,590,000 shares and implemented an option exchange program allowing executive officers to exchange old options for 714,700 shares for new options for 178,675 shares. Options for 235,000 shares were also granted to members of the board of directors. The options were granted with an exercise price of $2.23 per share, the closing market price of one share of the Company’s common stock. Option shares will vest monthly on a pro-rata basis over one to four years.

The impact on consolidated results of operations of recording stock-based compensation for the three and nine months ended September 30, 2007 and 2006 was as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Research and development	$162	$407	$883	$1,627
General and administrative	187	261	1,002	807

Total stock-based compensation	$349	$668	$1,885	$2,434

11.	Celltrion

VaxGen provides services to assist Celltrion with its operations under a Technical Support and Services Sub-Agreement. VaxGen is paid for out-of-pocket expenses and services rendered. VaxGen recognized $0.2 million and $0.3 million of revenue from Celltrion during the three months ended September 30, 2007 and 2006, respectively; and $0.7 million and $1.3 million of revenue from Celltrion during the nine months ended September 30, 2007 and 2006, respectively.

In February 2006, Celltrion and VaxGen entered into an agreement, or Agreement to Provide U.S. GAAP Financial Information, whereby Celltrion agreed to use its best efforts to timely prepare annual and quarterly financial statements in accordance with U.S. GAAP. Under the agreement, VaxGen agreed to reimburse Celltrion for all invoiced costs of its independent accountants relating to the preparation of U.S. GAAP financial statements as well as all invoiced costs of audits and reviews performed by another independent registered public accounting firm. In addition, VaxGen agreed to compensate Celltrion for the cost of internal resources utilized in support of these activities at a rate of 190% of the employee’s hourly wage; such costs shall not exceed the U.S. dollar equivalent of 300 million Korean Won (equivalent to $0.3 million at the exchange rate on September 30, 2007) per year and shall be subject to VaxGen’s approval. In March 2007, Celltrion and VaxGen amended the Technical Support and Services Sub-Agreement as well as the Agreement to Provide U.S. GAAP Financial Information to reflect a reduction in overhead rate on services performed from 90% to 40%. During the three and nine months ended September 30, 2007, the Company incurred zero and $1.2 million of expenses under these agreements, respectively. During the three and nine months ended September 30, 2006, the Company incurred $0.5 million and $1.9 million of expenses under these agreements, respectively.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

VaxGen provided mammalian cell culture technology and biologics production expertise as its 2002 investment in Celltrion. VaxGen’s proportionate share of the investee’s undistributed losses was recorded as equity in loss of affiliate through July 1, 2006. Summarized selected financial information for the six months ended June 30, 2006, while the Company’s investment in Celltrion was accounted for under the equity method, was as follows (in thousands):

Operating expenses	$22,953

Loss from operations	(22,953)
Other expense	(2,825)

Net loss	$(25,778)

In 2007, the Company paid the final $2.4 million in fees due from the 2006 sale of substantially all of its remaining Celltrion common stock.

12.	Contingencies

If an executive officer’s employment with VaxGen is terminated without cause, or the executive resigns due to good reasons, as defined in their employment agreements, the executive would be entitled to receive as severance 12 months of their base salary and all of their outstanding unvested stock options would be accelerated and become immediately exercisable. If this occurs within 13 months of a change of control, as defined in their agreements, the executive will also be eligible to receive a bonus payment equal to up to 30 percent of his salary on a prorated basis. As of September 30, 2007, the aggregate salary and bonus obligations under these circumstances would be $1.5 million.

On October 5, 2007, or Filing Date, the Company filed with the SEC a registration statement, or Registration Statement, under the Securities Act of 1933, as amended, or Securities Act, with respect to the Issuable Shares. The Company has agreed to use its best efforts to cause the Registration Statement to become effective on or before the date that is the earlier of (1) in the event of no review by the SEC no later than 90 days after the Filing Date, (2) in the event of a review by the SEC, no later than 120 days after the Filing Date, the earlier of (1) and (2) is referred to as the Required Effective Date.

In the event of a default, the Company is required to pay as liquidated damages, for each 30-day period of a default, an amount in cash equal to 1% of the principal amount of the purchase price of the 2006 private placement until the applicable failure has been cured. The Company considers the likelihood of becoming obligated for such liquidated damages to be remote and accordingly no provision for their payment has been recorded. Should the Company become obligated to make payment of these liquidated damages, it could have a material adverse effect on its financial position and results of operations, particularly if the Company becomes obligated to make a payment in full for all liquidated damages potentially due and payable under these agreements.

The Company’s obligation to maintain the effectiveness of the Registration Statement ends upon the earlier to occur of (i) two years from the date of effectiveness of the Registration Statement, (ii) the date when all holders of Issuable Shares are eligible to sell such securities under Rule 144(k) promulgated under the Securities Act, (iii) the date when all securities registered under the Registration Statement have been sold and (iv) the date when all securities registered under the Registration Statement cease to be outstanding. The Company estimates that the maximum monthly amount of consideration that the Company could be required to pay as liquidated damages under these registration payment obligations is $0.3 million.

13.	Segment Information

Since July 1, 2005, the Company has operated in one business segment, the development of vaccines that immunize against infectious disease. All of VaxGen’s operating assets are located in the United States of America.

VaxGen, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Substantially all of VaxGen’s revenue has been derived from federal government contracts and grants, primarily from HHS, NIH and related entities.

14.	Subsequent Event

On October 11, 2007, the Company amended its lease agreement, dated October 26, 1998, or Lease Amendment. The Lease Amendment calls for the Company to relinquish occupancy of one of its two buildings subject to the lease, effective March 1, 2008. The Lease Amendment will reduce the Company’s lease obligations by $12 million over the remaining lease term, which runs through December 31, 2016. The Company paid a surrender fee to the landlord of $0.1 million. Under the Lease Amendment, the amount of the $2.35 million letter of credit delivered by the Company in favor of the landlord will be reduced by $0.95 million, with further reductions over the remaining term of the lease upon the achievement of financial benchmarks by the Company.

Annex F

VAXGEN CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders
of VaxGen, Inc.

We have completed an integrated audit of VaxGen, Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index to Annex F present fairly, in all material respects, the financial position of VaxGen, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America, or GAAP. In addition, in our opinion, the financial statement schedule included herein on page II-2 in Part II, “Information Not Required In Prospectus” presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation 46(R) “Consolidation of Variable Interest Entities” and consolidated their variable interest entity Celltrion, Inc. as of January 1, 2004.

As discussed in Note 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for share-based payments in 2006.

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting included herein on pages 173 through 175, that VaxGen, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the Company not maintaining (1) an effective control environment; (2) effective financial reporting processes, including sufficient formalized and consistent finance and accounting policies and procedures; (3) effective monitoring controls and related segregation of duties over automated and manual transaction processes; (4) effective controls to ensure the complete, accurate and timely preparation and review of financial statements in accordance with GAAP; (5) effective controls to ensure that journal entries, both recurring and non-recurring, were consistently reviewed and approved in a timely manner to ensure the validity, completeness and accuracy of recorded entries; (6) effective controls over the procurement process; (7) effective controls over the completeness and accuracy of certain revenue and expense accruals; (8) effective controls over the existence, completeness and valuation of fixed assets and related depreciation expense; (9) effective controls over spreadsheets; (10) effective controls over the completeness, accuracy and valuation of payroll, payroll expense and cash accounts; and (11) effective controls over the completeness, accuracy, existence, valuation and presentation and disclosure of research grant and contract revenue accounts, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment. As of December 31, 2006:

1) The Company did not maintain an effective control environment, specifically, the following material weaknesses were identified within the control environment:

a) The Company did not maintain an effective control environment based on criteria established in Internal Control-Integrated Framework issued by COSO. Specifically, the financial reporting organization structure was not adequate to support the size, complexity or activities of the Company. In addition, certain finance positions were staffed with individuals who did not possess the level of accounting knowledge, experience and training in the application of GAAP commensurate with the Company’s financial reporting requirements.

b) The Company did not maintain effective financial reporting processes, including sufficient formalized and consistent finance and accounting polices and procedures; nor did the Company prevent or detect instances of non-compliance with certain such policies and procedures that do exist. Specifically, the Company lacked formalized reporting policies and procedures.

c) The Company did not maintain effective monitoring controls and related segregation of duties over automated and manual transactions processes. Specifically, the Company failed to implement processes to ensure periodic monitoring of their existing internal control activities over financial reporting to identify and assess significant risk that may impact financial statements and related disclosures. Additionally, inadequate segregation of duties led to untimely identification and resolution of accounting and discourse matters and failure to perform timely and effective supervision and reviews.

The above control deficiencies resulted in audit adjustments to the Company’s 2006 interim and annual consolidated financial statements. These control deficiencies affect substantially all financial statement accounts, which could result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

2) The material weakness in the Company’s control environment contributed to the existence of the following control deficiencies, each of which is considered to be a material weakness:

a) The Company did not maintain effective controls over their process to ensure the complete, accurate and timely preparation and review of their consolidated financial statements in accordance with GAAP. Specifically, the Company did not have effective controls over the process for identifying, accumulating and reviewing all required supporting information to ensure the completeness, accuracy and timely preparation and review of their consolidated financial statements and disclosures. This control deficiency resulted in audit adjustments to the Company’s fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all financial statement accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

b) The Company did not maintain effective controls to ensure that journal entries, both recurring and non-recurring, were consistently reviewed and approved in a timely manner to ensure the validity, completeness and accuracy of recorded entries. This control deficiency resulted in audit adjustments to the Company’s fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all financial statement accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

c) The Company did not maintain effective controls over the procurement process. Specifically, effective controls were not in place to ensure the appropriate controls over the approval of new vendors, authorization of purchase orders, including categorization of appropriate expense line items, the receipt of goods and the approval and authorization of vendor payments. This control deficiency could result in a misstatement of current liabilities and operating expenses that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

d) The Company did not maintain effective controls over the completeness and accuracy of certain revenue and expense accruals. Specifically, the Company failed to identify, analyze and review certain accruals at period end relating to certain accounts receivable, accounts payable, accrued liabilities, revenue and other direct expenses to ensure that they were accurately, completely and properly recorded. This control deficiency resulted in audit adjustments to the Company’s fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

e) The Company did not maintain effective controls over the existence, completeness and valuation of fixed assets and related depreciation expense. Specifically, effective controls were not designed and in place to ensure that fixed asset additions and disposals were recorded, as well as, the periodic physical verification of fixed assets. This control deficiency resulted in audit adjustments to the Company’s fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of fixed assets and depreciation expense that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

f) The Company did not maintain effective controls over spreadsheets. Specifically, the Company did not maintain effective controls over the completeness, accuracy and validity of spreadsheets used in their financial reporting process to maintain effective version control and ensure that access was restricted to appropriate personnel, and that unauthorized modification of the data or formulas within spreadsheets was prevented. This control deficiency resulted in audit adjustments to the Company’s fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all financial statement accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

g) The Company did not design and maintain effective controls over the completeness, accuracy and valuation of their payroll and payroll expense. Specifically, the Company did not design and maintain effective controls over the administration of employee data or controls to provide reasonable assurance regarding the proper authorization of non-recurring payroll changes. This control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

h) The Company did not design and maintain effective controls over the completeness, accuracy, existence and valuation of research grant and contract revenue accounts. Specifically, the Company did not design and maintain effective controls to provide reasonable assurance that indirect and provisional rates used to calculate manufacturing overhead and technical overhead were complete and accurate. This control deficiency resulted in audit adjustments to the Company’s fiscal 2006 interim and annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that VaxGen, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by COSO.

/s/  PricewaterhouseCoopers LLP

San Jose, California
August 28, 2007

VaxGen, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents:
Cash and commercial paper	$18,697	$1,901
Reverse repurchase agreements	54,378	2,659

Total cash and cash equivalents	73,075	4,560
Investment securities	24,668	12,466
Accounts receivable	516	1,820
Unbilled accounts receivable	7,164	1,455
Due from related party	284	901
Prepaid expenses and other current assets	2,544	4,638

Total current assets	108,251	25,840
Investment in affiliate	—	17,761
Property and equipment	28,417	32,275
Restricted cash	2,895	3,278
Other assets	2,497	2,679

Total assets	$142,060	$81,833

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,660	$10,005
Accrued and other current liabilities	5,553	11,272
Derivative liability	8,220	2,925
Due to related party	57	—

Total current liabilities	18,490	24,202
Convertible senior subordinated notes	30,321	29,967
Deferred rent and other liabilities	4,188	3,519

Total liabilities	52,999	57,688

Commitments and contingencies (Note 14)
Stockholders’ equity:
Preferred stock, $0.01 par value, 19,979,500 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value, 65,000,000 shares authorized; 33,106,523 and 29,606,523 shares issued and outstanding at December 31, 2006 and 2005, respectively	331	296
Additional paid-in capital	299,226	266,248
Deferred stock compensation	—	(348)
Accumulated deficit	(210,498)	(248,090)
Accumulated other comprehensive income	2	6,039

Total stockholders’ equity	89,061	24,145

Total liabilities and stockholders’ equity	$142,060	$81,833

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2005	2004
	(In thousands, except per share data)

Revenues:
Research contracts and grants	$13,205	$29,073	$31,395
Related party services	1,631	866	—

Total revenues	14,836	29,939	31,395

Operating expenses:
Research and development	49,001	64,230	42,652
General and administrative	27,683	32,905	21,803

Total operating expenses	76,684	97,135	64,455

Loss from operations	(61,848)	(67,196)	(33,060)

Other income (expense):
Interest expense	(2,470)	(2,360)	—
Interest income and other	2,239	967	807
Valuation adjustments	(5,295)	(1,129)	(16,183)
Equity in loss of affiliate	(5,290)	(2,370)	—
Gain on foreign currency transactions	7,454	825	—
Gain on sale of investment in affiliate	104,012	11,196	—

Total other income (expense)	100,650	7,129	(15,376)

Income (loss) before minority interest	38,802	(60,067)	(48,436)
Minority interest in loss of variable interest entity	—	4,109	2,742

Income (loss) before taxes	38,802	(55,958)	(45,694)
Income taxes	1,210	—	—

Net income (loss)	$37,592	$(55,958)	$(45,694)

Net income (loss) per share:
Basic	$1.15	$(1.89)	$(1.78)

Diluted	$1.15	$(1.89)	$(1.78)

Weighted average shares used in computing basic and diluted net income (loss) per share:
Basic	32,723	29,599	25,677

Diluted	32,797	29,599	25,677

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss

						Accumulated
			Additional	Deferred		Other	Total
	Common Stock		Paid-in	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Income	Equity
	(In thousands, except share data)

Balance at December 31, 2003	25,032,243	$250	$184,032	$(242)	$(146,438)	$3,620	$41,222

Net loss	—	—	—	—	(45,694)	—	(45,694)
Change in net unrealized gain on securities	—	—	—	—	—	(54)	(54)
Foreign currency translation (including VIE)	—	—	—	—	—	1,505	1,505

Total comprehensive loss							(44,243)
Option and warrant exercises	891,696	9	1,089	—	—	—	1,098
Exchange of warrants	—	—	18,810	—	—	—	18,810
Issuance of shares for 401(k) matching contribution	36,053	1	394	—	—	—	395
Issuance of shares for Employee Stock Purchase Plan	198,021	2	445	—	—	—	447
VIE issuance of stock options	—	—	1,513	(1,513)	—	—	—
Deferred compensation on stock options	—	—	1,307	(1,307)	—	—	—
Stock-based compensation	—	—	50	1,242	—	—	1,292
Private placements, net of issuance costs of $109	3,018,870	30	37,461	—	—	—	37,491
Cumulative effect of adoption of FIN 46R	—	—	17,571	(164)	—	—	17,407
Effect of VIE equity activity	—	—	2,963	344	—	—	3,307

Balance at December 31, 2004	29,176,883	292	265,635	(1,640)	(192,132)	5,071	77,226
Net loss	—	—	—	—	(55,958)	—	(55,958)
Change in net unrealized gain on securities	—	—	—	—	—	(16)	(16)
Foreign currency translation	—	—	—	—	—	1,809	1,809
Reclassification adjustment for gain realized	—	—	—	—	—	(825)	(825)

Total comprehensive loss							(54,990)
Warrant exercises	429,640	4	(4)	—	—	—	—
Employee benefit award modifications	—	—	5,099	705	—	—	5,804

VaxGen, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss — (Continued)

						Accumulated
			Additional	Deferred		Other	Total
	Common Stock		Paid-in	Stock	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Income	Equity
	(In thousands, except share data)

Stock-based compensation	—	—	—	142	—	—	142
Deconsolidation of VIE stock options	—	—	(445)	445	—	—	—
Effect of VIE and affiliate equity transactions	—	—	(4,037)	—	—	—	(4,037)

Balance at December 31, 2005	29,606,523	296	266,248	(348)	(248,090)	6,039	24,145
Net income	—	—	—	—	37,592	—	37,592
Change in net unrealized gain on securities	—	—	—	—	—	65	65
Foreign currency translation	—	—	—	—	—	1,245	1,245
Reclassification adjustment for gain realized	—	—	—	—	—	(7,347)	(7,347)

Total comprehensive income							31,555
Private placement, net of issuance costs of $1,724	3,500,000	35	25,191	—	—	—	25,226
Stock-based compensation	—	—	2,890	—	—	—	2,890
Cumulative effect of adoption of FAS 123R	—	—	(348)	348	—	—	—
Effect of affiliate equity transactions	—	—	5,245	—	—	—	5,245

Balance at December 31, 2006	33,106,523	$331	$299,226	$—	$(210,498)	$2	$89,061

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$37,592	$(55,958)	$(45,694)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain on sale of investment in affiliate	(104,012)	(11,196)	—
Gain on foreign currency transactions	(7,454)	(825)	—
Equity in loss of affiliate	5,290	2,370	—
Valuation adjustments	5,295	1,129	15,403
Minority interest in loss of variable interest entity	—	(4,109)	(2,742)
Depreciation and amortization	6,253	4,747	2,062
Stock-based compensation	2,890	6,202	1,884
Amortization of premiums and discounts on investment securities	(290)	85	262
Non-cash interest expense	710	530	—
Changes in assets and liabilities:
Receivables	(4,405)	1,310	3,610
Prepaid expenses and other current assets	(879)	160	(23)
Accounts payable	(5,360)	5,443	252
Accrued and other current liabilities	(8,160)	2,600	3,191
Due to/from related parties	674	(901)	(210)
Other	1,365	2,359	(223)

Net cash used in operating activities	(70,491)	(46,054)	(22,228)

Cash flows from investing activities:
Proceeds from sale of investment in affiliate	127,813	12,509	—
Purchase of investment securities	(24,380)	—	(37,775)
Proceeds from sale and maturities of investment securities	12,533	13,817	26,671
Purchase of property and equipment	(2,395)	(37,004)	(42,770)
Purchase of investment in affiliate	—	(1,152)	—
Change in restricted cash	383	(2,174)	8,476
Cash (used in) provided by deconsolidation/consolidation of VIE	—	(3,811)	9,723
Other	(174)	(1,891)	(760)

Net cash provided by (used in) investing activities	113,780	(19,706)	(36,435)

Cash flows from financing activities:
Proceeds from private placements, net	$25,226	$9,482	$46,637
Proceeds from convertible senior subordinated notes and derivative liability, net	—	29,722	—
Proceeds from non-current obligations	—	10,493	18,287
Payments on non-current obligations	—	—	(1,169)
Exercise of employee stock options	—	—	1,025
Employee stock purchase plan	—	—	447
Other	—	(75)	102

Net cash provided by financing activities	25,226	49,622	65,329
Effect of exchange rate changes on cash and cash equivalents	—	—	811

Increase (decrease) in cash and cash equivalents	68,515	(16,138)	7,477
Cash and cash equivalents at beginning of year	4,560	20,698	13,221

Cash and cash equivalents at end of year	$73,075	$4,560	$20,698

Supplemental disclosure of cash flow information:
Interest paid	$1,733	$1,206	$63
Income taxes paid	—	—	154
Supplemental schedule of non-cash activities:
Accrued purchases of property and equipment	$—	$—	$11,673

The accompanying notes to consolidated financial statements are an integral part of these statements.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

Nature of Business Activities

The consolidated financial statements of VaxGen, Inc., or VaxGen, and its subsidiaries, collectively referred to as the Company, include the accounts of VaxGen, its subsidiary, VaxGen-Celltrion, Inc., or VCI, and from January 1, 2004 through June 30, 2005 a variable interest entity, or VIE, Celltrion, Inc., or Celltrion, a company developing and operating a mammalian cell culture biomanufacturing facility in the Republic of Korea.

VaxGen is a biopharmaceutical company focused on the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease. The Company’s business strategy focuses on the development and commercialization of biologic products to counter potential bioterrorism threats, principally vaccines for the long-term prevention of anthrax and smallpox.

VaxGen was incorporated on November 27, 1995 and was formed to develop a vaccine intended to prevent human immunodeficiency virus. In 2002, VaxGen broadened its product development portfolio to also include biodefense vaccines. The Company’s activities involve inherent risks. These risks include, but are not limited to, the possibility that internal control over financial reporting is not or will not be adequate to ensure timely and reliable financial information, the risk that the Company may not be able to raise additional capital, the risk that the Company may fail to obtain any future government biodefense contracts, the risk that the Company may fail to perform under any existing or future contracts and the risk that the Company may be unable to commercialize its product candidates.

The Company’s principal source of revenue is the U.S. government, principally the National Institutes of Health, or NIH, and related entities.

Delisting from the Nasdaq National Market

As a result of the Company’s inability to timely file required periodic reports with the SEC, the Company was delisted effective August 9, 2004 from the Nasdaq National Market, now the Nasdaq Global Market, or Nasdaq. Since that time, the Company’s common stock has traded over the counter, or OTC, and has been quoted on the Pink Sheets LLC under the symbol, VXGN.PK.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, which include, among others, those related to long-lived assets, property and equipment, embedded derivative liability, clinical trial expense accruals, stock-based compensation, income taxes and other contingencies. The estimates are based on historical experience and on various other assumptions that appear to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of VaxGen and VCI and Celltrion from January 1, 2004 through June 30, 2005. All inter-company accounts and transactions have been eliminated in consolidation. The condition for control of entities is the ownership of a majority voting interest or the ability to otherwise exercise control over the entity.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interpretation No. 46, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51, was originally issued by the Financial Accounting Standards Board, or FASB, in January 2003 and was revised in December 2003, referred to, as revised, as FIN 46R. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain VIEs in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. If two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE. FIN 46R applies immediately to arrangements created after January 31, 2003 and, with respect to arrangements created before February 1, 2003, no later than the end of the first reporting period after March 15, 2004.

In February 2002, Celltrion was formed by VaxGen along with Nexol Biotech Co., Ltd, Nexol Co., Ltd., or Nexol, Korea Tobacco & Ginseng Corporation and J. Stephen & Company Ventures Ltd., collectively referred to as the Korean Investors, to build and operate a mammalian cell culture biomanufacturing facility in Incheon, Republic of Korea, and to provide partial funding for the construction of a manufacturing facility under VaxGen control in South San Francisco, California.

Prior to implementing the consolidation provisions within FIN 46R, VaxGen had reflected its investment in Celltrion in its financial statements using the equity method. Since the Company’s adoption of FIN 46R on January 1, 2004, the accounts of Celltrion are included in the Company’s consolidated financial statements for all of 2004. In addition, as a result of the adoption of FIN 46R and the resulting consolidation of Celltrion, all intercompany 2002 and 2003 transactions between VaxGen, VCI and Celltrion were eliminated as of January 1, 2004. Also, certain Celltrion transactions were adjusted to conform to VaxGen’s accounting policies as if Celltrion had been consolidated from inception. As of January 1, 2004, the cumulative effect of the change in accounting principle resulting from the consolidation of Celltrion and the elimination of these transactions resulted in increased additional paid-in capital of $17.6 million and increased deferred stock compensation of $0.2 million.

In September 2005, VaxGen entered into an agreement to raise approximately $15.1 million in gross proceeds through the sale of 1.2 million of its shares in Celltrion to a group of Korean investors. Nexol purchased 250,000 of these shares. Subsequent to this transaction, Nexol and its affiliates, collectively, became the largest stockholder of Celltrion. Upon this reconsideration event, VaxGen was no longer the primary beneficiary of Celltrion and, in accordance with FIN 46R, Celltrion was deconsolidated from VaxGen effective July 1, 2005. For the remainder of 2005, VaxGen’s investment in Celltrion was accounted for under the equity method. At December 31, 2005, VaxGen’s ownership interest in Celltrion was 22%.

During 2006, VaxGen received gross proceeds of $130.3 million from the sale of substantially all of its Celltrion common stock to Nexol and affiliates of Nexol. As a result, VaxGen was no longer entitled to hold two seats on Celltrion’s Board of Directors or participate in Celltrion’s management. Accordingly, VaxGen no longer had the ability to exercise significant influence over the operating and financial policies of Celltrion, and as of July 1, 2006, VaxGen accounted for its investment in Celltrion under the cost method. In September 2006, the joint venture agreement between VaxGen and the Korean Investors was terminated and the Korean Investors entered into a Celltrion shareholders’ agreement. In November 2006, Celltrion’s stockholders approved the appointment of their non-VaxGen Co-CEO as the sole CEO of Celltrion. At December 31, 2006, VaxGen held a nominal ownership interest in Celltrion.

Cash Equivalents

All short-term investments with an original maturity at date of purchase of less than three months are considered to be cash equivalents. Cash equivalents include securities purchased under an overnight resale agreement, or Reverse Repo, which are recorded at the amount at which the securities were purchased. The

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company maintains its Reverse Repos at a financial institution which pledges securities with a market value in excess of the Reverse Repo amounts as collateral.

Investment Securities

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates classifications at each balance sheet date. If declines in value are deemed other-than-temporary, a charge is made to net income (loss) for the period. At December 31, 2006 and 2005, investment securities consist of corporate obligations and obligations of the U.S. government and its agencies with an original maturity date at purchase greater than three months. These securities are classified as “available-for-sale” securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a component of other comprehensive income (loss). All investment securities are held for use in current operations and are classified in current assets. Realized gains and losses on sales of investment securities are determined on the specific identification method and are included in investment income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, receivables and restricted cash. VaxGen’s cash and cash equivalents are deposited in demand and money market accounts at one financial institution. The Company’s balances are in excess of federal depository insurance limitations. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company’s principal source of revenue is the U.S. government, principally the NIH and related entities. Accordingly, the Company’s receivables are concentrated primarily with the U.S. government and its agencies. The Company has not experienced any significant losses on its receivables.

Unbilled Accounts Receivable

Unbilled accounts receivable represent amounts related to cost reimbursement contracts that have been recognized as revenue, but have not yet been billed. Such receivables are stated at the lower of actual cost incurred plus accrued overhead or net estimated realizable value of incurred costs. Unbilled accounts receivable are generally billed and collected in a timely fashion. It is the Company’s policy to provide reserves for the collectibility of billed and unbilled accounts receivable when it is determined that it is probable that the Company will not collect all amounts due and the amount of the reserve requirements can be reasonably estimated.

Investment in Affiliate

In a 2002 non-monetary transaction, VaxGen made an investment in Celltrion that it recorded at the date of the exchange at fair value as a non-current asset in the consolidated balance sheet. During 2002 and 2003, this investment was accounted for based upon the equity method as VaxGen had the ability to exercise significant influence over the operating and financial policies of Celltrion even though VaxGen held less than 50% of the voting stock. Under the equity method, VaxGen’s investment was adjusted for contributions, distributions and its proportionate share of Celltrion’s undistributed losses. VaxGen’s proportionate share of Celltrion’s undistributed losses was recorded as equity in loss of affiliate in the consolidated statements of operations. As a result of the Company’s adoption of FIN 46R on January 1, 2004, the accounts of Celltrion were included in the Company’s consolidated financial statements from January 1, 2004 through June 30, 2005. As a result of changes in the Company’s ownership interests of Celltrion, effective July 1, 2005, the Company’s investment in Celltrion was accounted for based upon the equity method and, effective July 1, 2006, based upon the cost method. The Company uses the cost method of accounting where it is unable to exert significant influence over the investee. Under the cost method, the investment in affiliate balance will not be adjusted for Celltrion’s operating results. VaxGen regularly reviewed its investment in Celltrion for impairment and did not recognize any other-than-temporary declines in its investment in affiliate. As of December 31, 2006, the Company has a nominal investment in Celltrion.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Issuances of Stock by Equity Method Investees

When an equity method investee sells additional shares to parties other than the investor, it changes the investor’s percentage ownership interest in the investee. In the event that the selling price per share is more or less than the investor’s average carrying amount per share, there is a gain or loss to the investor that must be accounted for in additional paid-in capital if the equity method investee is in the early stages of its business development. This gain or loss is accounted for in accordance with Staff Accounting Bulletin Topic 5H, Accounting for Sales of Stock of a Subsidiary.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Equipment, consisting of manufacturing machinery, laboratory equipment, computers, software and other office furniture and equipment, is depreciated using the straight-line method over the assets’ estimated useful lives of three to six years. Leasehold improvements and capital lease assets are amortized using the straight-line method over the shorter of the assets’ estimated useful lives or the remaining term of the lease. Significant additions and improvements that materially increase values, change capacities or extend useful lives are capitalized, while repairs and maintenance costs are charged to expenses as incurred. Property and equipment purchased for specific research and development projects with no alternative uses are expensed. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period recognized.

Clinical Trial Accruals

The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines its estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. The Company monitors patient enrollment levels and related activities to the extent possible; however, if the Company underestimated activity levels associated with various studies at a given point in time, the Company could record significant research and development expenses in future periods.

Revenue Recognition

Substantially all of the Company’s revenues relate to written contractual arrangements with agencies of the U.S. government or entities associated with the U.S. government. Cost-reimbursable contracts with the U.S. government are accounted for in accordance with Accounting Research Bulletin No. 43, Chapter 11, Section A, Government Contracts, Cost-Plus-Fixed-Fee Contracts. The fees under U.S. government contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties are included in revenues at the time the amounts can be determined reasonably. For non-government arrangements, the Company recognizes revenues in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. In such instances, revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been performed, the selling price to the buyer is fixed or determinable and collectibility is reasonably assured.

Research and Development Costs

Research and development costs are charged to expense as incurred. Such costs include salaries, benefits and other costs associated with internal personnel, contractor fees and laboratory supplies as well as preclinical

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development costs, clinical trial and related clinical manufacturing costs, facilities and overhead costs and research and certain clinical trial activities conducted by various third parties, including contract research organizations, which provide contractually defined administration and management services.

Income Taxes

Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

Valuation of Derivative Instruments

The Company values certain embedded features and warrants issued in connection with its 2001 Series A Preferred Stock financing as well as embedded features it issued in connection with the financing of Convertible Senior Subordinated Notes, or Notes, in 2005 as derivative liabilities under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or FAS 133. The Company estimates the fair value of its derivative liabilities each quarter using the Monte Carlo Simulation methodology. This methodology is complex and requires significant judgments in the estimation of fair values based on certain assumptions. Factors affecting the amount of these liabilities include changes in the Company’s stock price and other assumptions. Changes in value are recorded as non-cash valuation adjustments within other income (expense) in the Company’s consolidated statements of operations. These changes in the carrying value of the derivatives can have a material impact on the Company’s consolidated financial statements. The derivative liabilities may be reclassified into stockholders’ equity upon conversion, payment or expiration of the convertible senior subordinated notes, exercise or expiration of the warrants or other events, the timing of which may be outside the Company’s control.

The warrant and the embedded derivative liabilities do not qualify for hedge accounting under FAS 133 and therefore, subsequent changes in fair value are recorded as non-cash valuation adjustments within other income (expense) in the consolidated statements of operations.

Fair Value of Financial Instruments

The Company has short-term financial instruments other than cash, cash equivalents and investment securities consisting of receivables, accounts payable, accrued liabilities and due to/from related parties. The fair value of these financial instruments approximates their carrying amount due to their short-term nature. The Company also has longer-term financial instruments consisting of convertible senior subordinated notes. The fair value of these financial instruments was estimated to be $18.8 million at December 31, 2006. The fair value of the convertible senior subordinated notes does not approximate its carrying amount of $30.3 million at December 31, 2006. The difference is primarily attributable to changes in the market value of the Company’s common stock.

Stock-Based Compensation

In January 2006, the Company adopted the fair value recognition provision of FAS No. 123 (revised 2004), Share-Based Payment, or FAS 123R, which requires the recognition of the fair value of stock-based compensation for all stock-based payment awards, including grants of stock options made to the Company’s employees and directors. Under the fair value recognition provision of FAS 123R, stock-based compensation is measured at the grant date based on the fair value of the awards expected to vest and is recognized as expense ratably over the requisite service period of the award. The Company uses the Black-Scholes valuation model to measure the fair value of its stock-based awards utilizing various assumptions with respect to stock price volatility, forfeiture rates,

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

risk-free interest rates and expected life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation may differ materially in the future from that recorded in the current period.

The Company adopted FAS 123R using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements for the year ended December 31, 2006 reflect the impact of FAS 123R. In accordance with the modified prospective method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123R. Upon the adoption of FAS 123R in January 2006, the deferred stock compensation balance of $0.3 million was reclassified to additional paid-in-capital, reflecting the cumulative effect of adopting FAS 123R. The Company adopted the short-cut method for calculating the beginning balance of the additional paid in capital pool, or APIC Pool, related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC Pool and Statement of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon adoption of FAS 123R. The Company has not recognized excess tax benefits related to employee stock-based compensation and, therefore, does not currently have an APIC Pool because the related deductions are embedded in the Company’s net operating loss carryforwards.

Prior to January 1, 2006, the Company accounted for stock-based compensation based upon the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and had adopted the disclosure-only provisions of FAS No. 123, Accounting for Stock-Based Compensation, or FAS 123, and FAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123, or FAS 148.

Had compensation cost for the Company’s stock-based compensation plans been determined in a manner consistent with the fair value approach described in FAS 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts, estimated on the date of grant using the Black-Scholes option pricing model, as indicated below (in thousands, except per share data):

	Year Ended December 31,
	2005	2004

Net loss — as reported	$(55,958)	$(45,694)
Add: Stock-based employee compensation expense included in reported net loss, net of minority interest	6,000	597
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of minority interest	(12,164)	(7,325)

Net loss — pro forma	$(62,122)	$(52,422)

Net loss per share — basic and diluted, as reported	$(1.89)	$(1.78)
Net loss per share — basic and diluted, pro forma	$(2.10)	$(2.04)

During 2005, there were no stock options granted by VaxGen and there were no enrollments in the Employee Stock Purchase Plan. During 2005, there were stock options granted by Celltrion during the period that Celltrion was consolidated with VaxGen.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2005 and 2004, the value of each option grant and Employee Stock Purchase Plan grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (no expected dividends):

	Year Ended December 31,
	2005	2004

VaxGen Stock Option Plans
Risk-free interest rate	n/a	3.5%
Expected average life	n/a	5 years
Volatility	n/a	101%
Celltrion Stock Options
Risk-free interest rate	4.3%	4.9%
Expected average life	6 years	6 years
Volatility	62%	73%
VaxGen Employee Stock Purchase Plan
Risk-free interest rate	n/a	1.7%
Expected average life	n/a	1 year
Volatility	n/a	87%

See Note 12, Stock Options and Warrants, for more information regarding stock-based compensation.

Long-Lived Assets

The Company evaluates the carrying value of long-lived assets in accordance with the provisions of FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. Events and circumstances that would trigger an impairment analysis include a significant decrease in the market value of an asset; a significant, other-than-temporary change in the manner or extent that an asset is used, including a decision to abandon acquired products, services or technologies; a significant adverse change in operations or business climate affecting the asset; and historical operating or cash flow losses expected to continue for the foreseeable future associated with the asset. When such an event occurs, management determines whether there has been impairment by comparing the undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value less costs to sell. Fair value is determined based either on discounted cash flows or appraised values, depending on the nature of the asset. All long-lived assets to be disposed of are reported at the lower of carrying amount or fair market value, less expected selling costs.

Foreign Currency Translation

From January 1, 2004 through June 30, 2005, the financial position and results of operations of Celltrion were measured using local currency as the functional currency. Assets and liabilities were translated to their U.S. dollar equivalents using the spot rate at the respective balance sheet dates. Operating results and the equity in profits or losses of Celltrion were translated using average exchange rates for the period. Translation adjustments resulting from changes in exchange rates were reported as a component of other comprehensive income.

New Accounting Pronouncements

In February 2006, the FASB issued FAS No. 155, Accounting for Certain Hybrid Financial Instruments, or FAS 155, which amends FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, FAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of FAS 155 will have a material impact on its consolidated financial position, results of operations or cash flows.

In March 2006, the Emerging Issues Task Force, or EITF, reached a tentative consensus on Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), or EITF 06-3. EITF 06-3 addresses income statement classification and disclosure requirements of externally-imposed taxes on revenue-producing transactions. EITF 06-3 is effective for periods beginning after December 15, 2006. The Company does not expect the implementation of EITF 06-3 to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006 which is the beginning of the Company’s fiscal 2007. The Company does not expect the adoption of FIN 48 will have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurement, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact of adopting FAS 157 on the Company’s consolidated financial position, results of operations and cash flows.

In November 2006, the FASB ratified EITF Issue No. 06-6, Application of EITF Issue No. 05-7, ’Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues’, or EITF 06-6. EITF 06-6 addresses the modification of a convertible debt instrument that changes the fair value of an embedded conversion option and the subsequent recognition of interest expense for the associated debt instrument when the modification does not result in a debt extinguishment pursuant to EITF 96-19. The consensus should be applied to modifications or exchanges of debt instruments occurring in interim or annual periods beginning after November 29, 2006. The consensus should be applied to modifications or exchanges of debt instruments occurring in interim or annual periods beginning after November 29, 2006. The Company does not expect the adoption of EITF 06-6 to have a material impact on its consolidated financial position, results of operations or cash flows.

In November 2006, the FASB ratified EITF Issue No. 06-7, Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, or EITF 06-7. At the time of issuance, an embedded conversion option in a convertible debt instrument may be required to be bifurcated from the debt instrument and accounted for separately by the issuer as a derivative under FAS 133, based on the application of EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, or EITF 00-19. Subsequent to the issuance of the convertible debt, facts may change and cause the embedded conversion option to no longer meet the conditions for separate accounting as a derivative instrument, such as when the bifurcated instrument meets the conditions of EITF 00-19 to be classified in stockholders’ equity. Under EITF 06-7, when an embedded conversion option previously accounted for as a derivative under FAS 133 no longer meets the bifurcation criteria under that standard, an issuer shall disclose a description of the principal changes causing the embedded conversion option to no longer require

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bifurcation under FAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. EITF 06-7 should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FAS 133 in interim or annual periods beginning after December 15, 2006, regardless of whether the debt instrument was entered into prior or subsequent to the effective date of EITF 06-7. Earlier application of EITF 06-7 is permitted in periods for which financial statements have not yet been issued. The Company does not expect the adoption of EITF 06-7 to have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, or FAS 159, which permits all entities to choose to measure eligible items, including many financial instruments, at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Most of the provisions in FAS 159 are elective; however, the amendment to FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the impact of adopting FAS 159 on its consolidated financial position, results of operations and cash flows.

In June 2007, the EITF published Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. The EITF reached a consensus that these payments made by an entity to third parties should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should report the effects of applying this Issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. EITF 07-3 is effective beginning on January 1, 2008. Earlier application is not permitted. The Company does not expect that adoption of this new Standard will have a material effect on its financial position or results of operations.

3.	Net Income (Loss) per Share

Basic net income (loss) per share, or EPS, is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed as net income (loss) divided by the weighted average number of common shares and dilutive potential common shares outstanding for the period. Potential common shares include stock options under employee stock option plans, convertible senior subordinated notes and warrants using the treasury stock method. The following table summarizes the computation for basic and diluted income (loss) per share (in thousands, except per share data):

	Year Ended December 31,
	2006	2005	2004

Net income (loss) (Numerator)	$37,592	$(55,958)	$(45,694)

Weighted average shares (Denominator):
Weighted average shares for basic EPS	32,723	29,599	25,677
Effect of dilutive potential common shares	74	—	—

Adjusted weighted average shares for diluted EPS	32,797	29,599	25,677

Basic net income (loss) per share	$1.15	$(1.89)	$(1.78)

Diluted net income (loss) per share	$1.15	$(1.89)	$(1.78)

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of potentially dilutive securities that were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	Year Ended December 31,
	2006	2005	2004

Stock options	3,988	4,484	4,635
Convertible senior subordinated notes	2,134	2,134	—
Warrants	2,009	959	1,389

Total	8,131	7,577	6,024

4.	Balance Sheet Components

Reverse Repurchase Agreements

The following is a summary of Reverse Repos at December 31 (in thousands), at cost which approximates market value:

	2006	2005

Institution
Morgan Stanley	$19,627	$2,659
Merrill Lynch	16,371	—
Citigroup	9,000	—
Other	9,380	—

	$54,378	$2,659

Investment Securities

The following is a summary of available-for-sale investment securities at December 31 (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gains	Losses	Value

2006:
Corporate obligations	$24,666	$2	$—	$24,668

2005:
Government obligations	$8,977	$—	$(43)	$8,934
Corporate obligations	3,213	—	(16)	3,197
Asset-backed securities	339	—	(4)	335

	$12,529	$—	$(63)	$12,466

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The investment securities at December 31, 2006 all have a contractual maturity of one year or less.

Investment income for the years ended December 31, 2006, 2005 and 2004 of $2.2 million, $1.0 million and $0.3 million, respectively, includes interest income and amortization and accretion of discounts and premiums, as well as realized gains and losses.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No gross gains were realized upon the sale of investment securities during the years ended December 31, 2006, 2005 and 2004, respectively. Gross losses of zero, $0.1 million and $0.1 million were realized upon the sale of investments during the years ended December 31, 2006, 2005 and 2004, respectively.

Property and Equipment

The following is a summary of property and equipment at December 31 (in thousands):

	2006	2005

Equipment, furniture and fixtures	$19,127	$18,616
Leasehold improvements	17,872	17,462
Software	7,614	6,142

	44,613	42,220
Less: accumulated depreciation and amortization	(16,196)	(9,945)

	$28,417	$32,275

Depreciation and amortization expense was $6.3 million, $4.7 million and $2.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. In 2002 and 2003, Celltrion obtained long-term financing for its land purchase and construction of its administration and manufacturing facilities. These loans were included in the balance of non-current obligations; however, as a result of the deconsolidation of Celltrion in 2005, these obligations are not reflected in the Company’s consolidated balance sheet at December 31, 2006 or 2005. For all non-current obligations, interest of $1.0 million and $2.4 million was capitalized for the years ended December 31, 2005 (while Celltrion was consolidated) and 2004. All capitalized interest is included in the cost basis of the buildings during construction. No significant interest was expensed by Celltrion prior to 2005. For the year ended December 31, 2005 (while Celltrion was consolidated), interest expense of $0.5 million is included in the consolidated statement of operations for Celltrion’s non-current obligations. Celltrion was not consolidated in 2006 and therefore no interest expense from its non-current obligations is included in the consolidated statement of operations for the year ended December 31, 2006.

Restricted Cash

At December 31, 2006 and 2005, VaxGen had restricted cash of $3.4 million and $3.3 million, respectively, as compensating balances to support outstanding letters of credit. The letters of credit relate to the Company’s facilities leases and utility services and are renewed annually. At December 31, 2006, $0.5 million of restricted cash is included in other current assets because the restrictions are expected to be removed during 2007.

Accrued and Other Current Liabilities

In December 2004, the National Institute of Allergy and Infectious Diseases, or NIAID, terminated, for its convenience, a portion of the 2003 Anthrax Contract and redirected the funds earmarked for the terminated portion into other contract milestones, leaving the total contract value unchanged. The portion of the contract which was terminated included activities VaxGen had subcontracted to a fill/finish service provider. In March 2006, VaxGen agreed to pay this fill/finish service provider $1.5 million for costs relating to the termination of the subcontract, which are not reimbursable under the terms of VaxGen’s contract with NIAID.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s accrued and other current liabilities consist of the following (in thousands):

	December 31,	December 31,
	2006	2005

Employment benefits	$2,049	$6,380
Income taxes	1,210	—
Clinical trial expenses	931	829
Subcontractor settlement	450	1,530
Other	913	2,533

	$5,553	$11,272

5.	Contracts

In September 2002, the Company was awarded a cost-plus contract from NIAID, or 2002 Anthrax Contract, to develop rPA102, a recombinant Protective Antigen anthrax vaccine, and to create a feasibility plan for how the Company would manufacture an emergency stockpile of 25 million doses of the vaccine. Under the 2002 Anthrax Contract, $20.9 million was awarded to develop the vaccine candidate initially developed by U.S. Army Medical Research Institute of Infectious Diseases, which combines the safety benefits of a vaccine made through modern recombinant technology with the ability to stimulate immunity to anthrax Protective Antigen.

In September 2003, the Company was awarded a second contract from NIAID valued at $80.3 million, or 2003 Anthrax Contract, for the advanced development of the Company’s anthrax vaccine candidate, together with the 2002 Anthrax Contract referred to as the NIAID Contracts. The 2003 Anthrax Contract was intended to fund development through manufacturing scale-up and completion of two Phase 2 clinical studies, which would support the filing of a Biologics License Application, or BLA, with the U.S. Food and Drug Administration, or FDA. In December 2004, NIAID notified the Company of its intent to terminate, for its convenience, a portion of the 2003 Anthrax Contract and redirect the funds earmarked for the terminated portion into other contract milestones, leaving the total contract value unchanged.

In November 2004, the Office of Public Health Emergency and Preparedness, or OPHEP, awarded the Company a contract valued at $877.5 million to provide 75 million doses of rPA102 to the U.S. government’s Strategic National Stockpile, or SNS, for civilian defense, or SNS Contract. The Company recovers only a portion of the development costs associated with this work from the NIAID Contracts. In May 2006, the Company received a unilateral contract modification from the U.S. Department of Health and Human Services, or HHS, related to the SNS Contract. In November 2006, VaxGen received a clinical hold notification from the FDA that postponed the initiation of the second Phase 2 trial for rPA102.

On December 19, 2006, HHS terminated for default the SNS Contract. HHS based the decision on its determination that VaxGen “failed to successfully cure the condition endangering performance and failed to” meet a milestone imposed by HHS that required VaxGen to initiate a clinical trial of the vaccine candidate by December 18, 2006. See Subsequent Events in Note 17.

6.	Convertible Senior Subordinated Notes

In April 2005, the Company raised aggregate net proceeds of $29.7 million through a private placement of $31.5 million of Notes, due April 1, 2010. The Notes have the following terms:

•	semi-annual payments of interest in cash at a rate of 5 1/2%, due April 1 and October 1;

•	convert, at the option of the holder, into the Company’s common stock at an initial conversion price of $14.76 per share subject to adjustment;

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	provisional redemption at the Company’s option for a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, plus an interest make-whole payment, under certain circumstances, including among others, that the closing price of the Company’s common stock has exceeded $22.14 per share, subject to adjustment, for at least 20 trading days within a period of 30 consecutive trading days;

•	constitute the Company’s senior subordinated obligations; and

•	if a change in control occurs, as defined in the indenture, on or prior to the stated maturity of the Notes, the holders of the Notes may require under certain circumstances the Company to repurchase the Notes and pay a make-whole premium to the holders of the Notes. If the stock price on the effective date of redemption is less than $12.30 per share, no make-whole premium will be paid. If the holders request such a repurchase, the Company or the successor entity, may choose to pay in cash, common stock or a combination of cash and common stock. This feature constitutes a put-option derivative liability.

The Company initially valued the derivative liability associated with the Notes at $1.8 million. This amount was accounted for as a reduction in the initial carrying value of the Notes and an increase to current liabilities. This discount to the Notes is being accreted over five years using the effective interest method. Interest expense for the years ended December 31, 2006 and 2005 reflects non-cash accretion charges of $0.4 million and $0.2 million, respectively, related to this discount. For the years ended December 31, 2006 and 2005, valuation adjustments expense of $5.3 million and $1.1 million, respectively, represented the increase in the fair value of the derivative liability.

The Company incurred financing expenses associated with the Notes of $1.8 million. This amount was accounted for as an increase to non-current other assets. The financing expenses are being amortized over five years using the straight-line method. Interest expense for the years ended December 31, 2006 and 2005 reflect non-cash amortization charges of $0.3 million and $0.3 million, respectively, related to these expenses.

Interest expense on the Notes for the years ended December 31, 2006 and 2005 was $2.4 million and $1.8 million, respectively.

Valuation of Note and Note Derivatives

The Note and related derivatives have been valued using the Monte Carlo fair value methodology. The Company completed the valuation of the put option upon a change in control. The Monte Carlo fair value methodology allows flexibility in incorporating various assumptions such as probabilities of a change in control. The valuations are based on the information available as of the various valuation dates.

The inputs for valuation analysis include the market value of the Company’s common stock, the estimated volatility of the Company’s common stock, the Company’s market capitalization, the conversion rate of the Notes, the risk-free interest rate as well as the credit spread, which represents the Company’s risk premium over the risk-free interest rate.

The key inputs for the valuation analysis were as follows:

	December 31,	December 31,	April
	2006	2005	2005

Volatility	91%	97%	99%
Risk free interest rate	4.7%	4.4%	4.1%
Credit spread	20.3%	13.6%	13.9%
Probability of change in control	95%	20%	15%

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Obligation to Register Shares

Pursuant to the Notes, the Company has agreed to register the shares issuable upon conversion of the Notes for resale under the Securities Act. The Company has agreed to file with the SEC a registration statement, or Registration Statement, with respect to these shares no later than thirty days following the first date it becomes current in its reporting requirements under the Exchange Act, or Filing Date, and to use its best efforts to cause the Registration Statement to become effective on or before the date that is the earlier of (1) in the event of no review by the SEC no later than 90 days after the Filing Date, (2) in the event of a review by the SEC, no later than 120 days after the Filing Date, the earlier of (1) and (2) is referred to as the Required Effective Date.

VaxGen will be liable for liquidated damages under the following circumstances, or Defaults:

•	if the Registration Statement is not filed on or before thirty days following the Filing Date;

•	if the Registration Statement is not declared effective by the SEC on or prior to the Required Effective Date; or

•	if the Registration Statement (after its effectiveness date) ceases to be effective in certain circumstances.

In the event of a Default, VaxGen is required to pay as liquidated damages, for each 30-day period of a Default, an amount in cash equal to 1% of the principal amount of the Notes until the applicable failure has been cured. The liquidated damages payable under the Stock Purchase Agreement will apply on a pro rata basis for any portion of a 30-day period of a Default. As of December 31, 2006, the Company considers the likelihood of becoming obligated for such liquidated damages to be remote and accordingly no provision for their payment has been recorded.

7.	Celltrion

Under the terms of the Celltrion Joint Venture Agreement, or JVA, dated February 25, 2002, between VaxGen and the Korean Investors, Celltrion provided partial funding for the construction of VCI, in California. During 2002 and 2003, Celltrion received the equivalent of $45.8 million in cash from the Korean Investors, secured a 52,000 million Korean Won ($44.2 million equivalent) loan from a Republic of Korea bank and received technology and manufacturing know-how from VaxGen, which Celltrion valued at 53,312 million Korean Won ($41.9 million equivalent). VaxGen provided mammalian cell culture technology and biologics production expertise as its investment in Celltrion.

VaxGen recorded its initial investment in Celltrion at $36.7 million as a non-current asset in the consolidated balance sheet, based upon Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions and EITF Issue 01-02, Interpretations of APB Opinion No. 29. In 2004, VaxGen adopted the provisions of FIN 46R and determined that Celltrion was a VIE and that VaxGen was their primary beneficiary. Accordingly, in accordance with FIN 46R, the consolidated financial statements include the results of Celltrion as a VIE since January 1, 2004. In September 2005, VaxGen entered into an agreement discussed below to sell some of its shares of Celltrion common stock. Nexol purchased 250,000 of the shares sold by VaxGen. Subsequent to this transaction, Nexol and its affiliates, collectively, became the largest stockholder of Celltrion. Upon this reconsideration event, VaxGen was no longer the primary beneficiary of Celltrion and, in accordance with FIN 46R, Celltrion was deconsolidated from VaxGen effective July 1, 2005; therefore, VaxGen resumed accounting for its investment in Celltrion under the equity method.

On December 30, 2004, VaxGen amended the JVA. Under the terms of the JVA, as amended on December 30, 2004, between VaxGen and the Korean Investors, or Revised JVA, Celltrion is managed by a Board of Directors composed of six individuals of which Nexol and VaxGen are each entitled to hold two seats and together are entitled to appoint a Representative Director of Celltrion. The Revised JVA entitles VaxGen to hold two Board seats and appoint a Representative Director for as long as it retains two-thirds of its initial shareholdings in Celltrion. The Revised JVA also provides for future capitalization of Celltrion, including the possible sale of additional stock to new investors. The laws of the Republic of Korea govern the JVA and the Revised JVA.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 30, 2004, VaxGen entered into various transactions pertaining to its ownership of Celltrion and its contractual obligations to Celltrion, including:

•	a Termination Agreement by and between VaxGen and Celltrion;

•	a Surrender Agreement by and between VaxGen and the Korean Investors, or Surrender Agreement; and

•	a Technical Support and Services Agreement by and between VaxGen and Celltrion.

The Termination Agreement provided for the termination of the supply agreement, the license agreement and the sub-license agreement, dated March 25, 2002, by and between Celltrion and VaxGen. As a result of the Termination Agreement, VaxGen has no future obligation to transfer technology to Celltrion or to provide additional technical support to Celltrion. The Surrender Agreement provided for the return by VaxGen of 2.0 million shares of common stock of Celltrion, out of the 7.8 million shares originally issued to VaxGen. As a result, VaxGen reduced its ownership in Celltrion to 36%. Pursuant to the Technical Support and Services Agreement, Celltrion has the right to continue to use certain technology previously transferred to it by VaxGen and may purchase future technical support and certain services from VaxGen.

In June 2005, Celltrion entered into several agreements to manufacture biologic products being developed by Bristol-Myers Squibb Company, or BMS. VaxGen and Celltrion entered into a Technical Support and Services Sub-Agreement, or Sub-Agreement, effective in June 2005. The Sub-Agreement provides for VaxGen to assist Celltrion with services required under Celltrion’s agreement with BMS. Under the Sub-Agreement, VaxGen will be paid for out-of-pocket expenses and services rendered. VaxGen recognized $1.6 million and $0.9 million of related-party revenue under this agreement during the years ended December 31, 2006 and 2005. As a result of the consolidation of VaxGen and Celltrion, from January 1, 2004 through June 30, 2005, this investment has been eliminated in consolidation. Effective July 1, 2005, as a result of the deconsolidation of Celltrion, VaxGen’s proportionate share of the investee’s undistributed losses was recorded as equity in loss of affiliate in the consolidated statements of operations.

In May 2005, Celltrion issued 2,872,840 shares of common stock to existing stockholders in a proportionate stock dividend, of which VaxGen received 923,947 shares. Since this dividend was issued in proportion to existing stockholders ownership interests, it had no financial impact to the Company’s consolidated financial statements. Celltrion has never paid cash dividends.

In July 2005, VaxGen participated in a round of fund-raising with the Korean Investors and purchased from Celltrion 239,068 shares of common stock for $1.2 million.

In September 2005, VaxGen entered into an agreement to raise approximately $15.1 million in gross proceeds through the sale of 1.2 million of its shares in Celltrion to a group of Korean investors. VaxGen received $12.5 million of the gross proceeds from this transaction in 2005 and the balance in 2006. The Company incurred $3.9 million in fees and related expenses associated with the sale, resulting in a net gain on the sale of investment in affiliate of $11.2 million.

During the year ended December 31, 2005 (after the deconsolidation of Celltrion), Celltrion sold 5,054,757 shares of common stock, resulting in gross proceeds of 25,938 million Korean Won ($25.1 million equivalent). As a result, VaxGen’s ownership interest in Celltrion was decreased to 22% and, because of the amounts invested, VaxGen’s net equity in Celltrion decreased by $4.0 million. Because Celltrion was not yet an operating company, this decrease was reflected as an equity transaction included in effect of affiliate equity transactions in the consolidated statements of stockholders’ equity for the year ended December 31, 2005. During the year ended December 31, 2006 (while Celltrion was accounted for under the equity method) and as a result of Celltrion’s equity transactions, VaxGen’s ownership interest in Celltrion was decreased to 8%; however, VaxGen’s net equity in Celltrion increased by $5.2 million. Because Celltrion is not yet an operating company, this increase has been reflected as an equity transaction included in effect of affiliate equity transactions in the consolidated statements of stockholders’ equity for the year ended December 31, 2006.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2006, VaxGen received gross proceeds of $130.3 million from the sale of substantially all of its Celltrion common stock to Nexol and affiliates of Nexol. The Company’s basis in the shares sold in 2006 was $19.0 million. The Company incurred $7.3 million in fees and related expenses associated with the sale of this stock, of which $2.4 million due to a financial advisor was unpaid as of December 31, 2006. As a result, VaxGen was no longer entitled to hold two seats on Celltrion’s Board of Directors or appoint a Representative Director. Accordingly, VaxGen no longer had the ability to exercise significant influence over operating and financial policies of Celltrion, and as of July 1, 2006, VaxGen accounted for its investment in Celltrion under the cost method. In September 2006, the Revised JVA was terminated and the Korean Investors entered into a Celltrion shareholders’ agreement. In November 2006, Celltrion’s stockholders approved the appointment of their non-VaxGen Co-CEO as the sole CEO of Celltrion. At December 31, 2006, VaxGen held a nominal ownership interest in Celltrion.

In February 2006, Celltrion and VaxGen entered into an agreement whereby Celltrion agreed to use its best efforts to timely prepare annual and quarterly financial statements in accordance with U.S. GAAP. Under the agreement, VaxGen agreed to reimburse Celltrion for all invoiced costs of the independent accountants relating to the preparation of U.S. GAAP financial statements as well as all invoiced costs of audits and reviews performed by another independent registered public accounting firm. In addition, VaxGen compensates Celltrion for the cost of internal resources utilized in support of these activities at a rate of 190% of the employee’s hourly wage; such internal costs shall not exceed the U.S. dollar equivalent of 300 million Korean Won (equivalent to $0.3 million at the exchange rate on February 28, 2006) per year and shall be subject to VaxGen’s approval. In 2006, VaxGen incurred expenses of $2.6 million for internal and external fees and services relating to the preparation, review and audit of Celltrion financial statements in accordance with U.S. GAAP.

Summarized selected financial information of Celltrion (VaxGen’s equity investee) is as follows (in thousands):

	Six Months	Year
	Ended	Ended
	June 30,	December 31,
	2006	2005

Operating expenses	$22,953	$8,566
Impairment of intangible asset	—	908

Loss from operations	(22,953)	(9,474)
Other income (expense)	(2,825)	(849)

Net loss	$(25,778)	$(10,323)

	June 30,	December 31,
	2006	2005

Current assets	$65,958	$15,816
Non-current assets	240,831	191,668
Current liabilities	38,127	16,419
Non-current obligations	148,154	78,947

8.	Accumulated Other Comprehensive Income

Comprehensive income combines net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents certain amounts that are reported as components of stockholders’ equity in the consolidated balance sheet, including foreign currency translation adjustments and unrealized gains or losses on investment securities.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s accumulated other comprehensive income balance at December 31 consists of the following (in thousands):

	2006	2005

Foreign currency translation adjustments	$—	$6,102
Unrealized gain (loss) on investment securities	2	(63)

Accumulated other comprehensive income	$2	$6,039

9.	Related Party Transactions

Since December 2002, Daewoo Engineering and Construction Co., Ltd., or Daewoo, has managed the construction of Celltrion’s facilities. In January 2003, Daewoo purchased 260,000 shares of Celltrion’s preferred stock at a price of 22,348 Korean Won per share (equivalent to $18.78 per share). At the time of this purchase, Nexol’s and Celltrion’s Chief Executive Officer, who are the same person, entered into a purchase agreement with Daewoo. Per the terms of this purchase agreement, upon the completion of the construction of Celltrion’s facility, Daewoo would sell these shares to Nexol at the purchase price. Celltrion’s Chief Executive Officer guaranteed this agreement. Celltrion paid Daewoo 11,100 million Korean Won ($10.9 million equivalent) and 26,873 million Korean Won ($23.0 million equivalent) under the construction agreement during the years ended December 31, 2005 (while Celltrion was consolidated) and 2004, respectively. Celltrion was not consolidated with VaxGen as of December 31, 2005 or thereafter.

See Note 7 for discussions of related party transactions pertaining to Celltrion.

10.	Stock Offerings

Common Stock

VaxGen completed the following private placements of common stock during the three years ended December 31, 2006:

		Closing
	Sales Price	Price
Date	per Share	per Share	Share	Net Proceeds
				(In thousands)

February 10, 2006	$7.70	$9.20	3,500,000	$25,226
November 22, 2004	$13.25	$15.71	3,018,870	$37,491

Financing costs associated with the 2006 and 2004 private placements were $1.7 million and $0.1 million, respectively. In connection with the 2006 financing, VaxGen issued to the accredited institutional investors five-year warrants initially exercisable to purchase 699,996 shares of common stock at an exercise price of $9.24 per share. Because VaxGen did not file all of its delinquent periodic reports with the SEC by September 30, 2006, the warrants became exercisable for an additional 350,000 shares of common stock, at a price of $9.24 per share. If VaxGen does not file all of its delinquent periodic reports with the SEC by January 31, 2007, the warrants will become exercisable for an additional 350,000 shares of common stock, at a price of $9.24 per share. See Subsequent Events in Note 17.

As part of these private placements, the Company agreed to file a registration statement on Form S-1 no later than 30 days after the first day that the Company becomes current with its reporting requirements under the Exchange Act. The registration statement will register for resale the common stock issued in both transactions and the stock issuable upon exercise of the warrants from the February 2006 transaction. The Company may be liable for liquidated damages of 1% of the purchase price per month to holders of the shares and shares issuable upon exercise of the warrants (a) if the registration statement is not filed on or prior to 30 days of the Company becoming current in its reporting requirements; (b) if the registration statement is not declared effective by the SEC on or prior

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to 120 days from filing; or (c) if the registration statement (after being declared effective) ceases to be effective in a manner that violates such obligations. The Company does not consider these liquidated damages to be probable or reasonably estimable. Consequently, no reserves have been established for these matters during the three years ended December 31, 2006.

11.	Employee Benefit Plans

401(k) Plan

The VaxGen 401(k) Retirement Plan, or 401(k) Plan, covers substantially all full-time employees of VaxGen. Under the 401(k) Plan as amended, VaxGen must match a portion of employee contributions with Company common stock or cash. A total of 300,000 shares of Company common stock have been reserved for issuance under the 401(k) Plan, of which 156,934 had been issued and 143,066 were available for issuance at December 31, 2006. In 2006 and 2005, VaxGen matched employee contributions under the 401(k) Plan with cash and recorded expense related to 401(k) matching of $0.8 million and $0.8 million, respectively. In 2004, VaxGen issued 36,053 shares under the 401(k) Plan and recorded expense related to 401(k) matching of $0.4 million.

Employee Stock Purchase Plan

The VaxGen 2001 Employee Stock Purchase Plan, or 2001 Purchase Plan, is implemented by a series of 24-month offering periods, each referred to as an Offering Period and collectively as Offering Periods. Offering periods were suspended effective July 1, 2004 as a result of the Company’s delisting from Nasdaq. In September 2005, the Compensation Committee of the Board of Directors approved a contingent bonus program for employees participating in the 2001 Purchase Plan. Under this program, a bonus became payable to participants when the 2001 Purchase Plan was terminated by the Company, or ESPP Bonus, in November 2005. During the year ended December 31, 2005, the Company recorded a research and development expense of $2.5 million and a general and administrative expense of $0.7 million for the cost of this bonus program. The ESPP Bonus was paid in 2006.

The Board of Directors approved the extension of the Offering Periods ended in March 2005, June 2005 and September 2005 which resulted in a modification of the terms. During the year ended December 31, 2005, the Company recorded $2.7 million in non-cash research and development compensation expense and $0.8 million in non-cash general and administrative compensation expense for these modifications.

In 2004, 198,021 shares were issued under the 2001 Purchase Plan at a weighted average purchase price of $2.26 per share. This price reflects a 15% discount from the market price and is considered compensation for FAS 123 disclosure purposes only and is included in the FAS 123 disclosure in Note 2. No shares were issued under the 2001 Purchase Plan in 2006 or 2005.

12.	Stock Options and Warrants

(a)	Stock Options

VaxGen Stock Options

1996 Stock Option Plan

The 1996 Stock Option Plan, or Plan, initially had 4,750,000 shares of common stock authorized for issuance and a provision that automatically increases this number by 3.5% of the issued and outstanding common stock on the last trading day of the December immediately preceding each fiscal year through January 2007. Options granted under the Plan may be designated as qualified or nonqualified at the discretion of the Compensation Committee of the Board of Directors. At December 31, 2006, options for 3,769,963 shares were outstanding and 3,745,279 shares were available for grant under the Plan.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Generally, shares issuable upon exercise of options vest ratably over four years, beginning one year from the date of grant; however, options can vest upon grant. All options expire no later than 10 years from the date of grant. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant and nonqualified stock options are exercisable at prices determined at the discretion of the Board of Directors, but not less than 85% of the fair market value of the stock at the date of grant.

In 2006, the Company granted options for 175,000 shares of VaxGen common stock to newly hired executives at a weighted average exercise price of $6.44 per share. The aggregate fair value of these options on the date of grant was $0.9 million. The option shares vest over four years with 25% of the shares vesting on the one-year anniversary date and the remaining shares vesting in equal monthly installments over the subsequent three years. At the time of the grants, neither the options nor the shares of the common stock issuable upon exercise of the options were registered under the Securities Act. VaxGen granted these options in transactions exempt from the registration requirements of the Securities Act by virtue of the exemption provided for in Section 4(2) of the Act.

1998 Director Stock Option Plan

The 1998 Director Stock Option Plan, or Director Plan, for non-employee directors has 300,000 shares of common stock authorized for issuance. As of December 31, 2006, non-employee directors have been granted options to purchase 188,962 shares of common stock at exercise prices ranging from $4.57 per share to $20.85 per share. Under the Director Plan, new non-employee directors will receive an initial option grant to acquire 20,000 shares at the fair market value of VaxGen’s common stock on the grant date. Initial option grants shall vest over three years, beginning one year from the date of grant, subject to certain meeting attendance requirements. In addition, non-employee directors who have served on the board for at least six months shall receive annual option grants of 10,000 shares on the date of each annual stockholders’ meeting. The exercise price of each annual option grant under the Director Plan is to be the fair market value of VaxGen’s common stock on the grant date. Each annual option grant fully vests on the grant date. All options expire no later than 10 years from the date of grant. The Company suspended the grant of any options to non-employee directors of the Company under the Director Plan in 2005.

Inducement Stock Options

In September 2001, VaxGen granted employment inducement stock options exercisable for 400,000 shares of VaxGen common stock outside the Plan to a newly hired executive with an exercise price of $14.90 per share. In October 2004, VaxGen granted two stock options exercisable for 120,000 shares and 30,000 shares outside the Plan to a new executive and a new director, respectively, with an exercise price of $11.40 per share and $12.27 per share, respectively. These options were granted without stockholder approval, but pursuant to Nasdaq Marketplace Rules, on terms that are substantially in accordance with VaxGen’s standard stock option terms for employees. As of December 31, 2006, none of these stock options have been exercised or repurchased; however, 67,500 of these options were canceled during 2006 upon the termination of the executive to whom one of the options had been granted.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of VaxGen’s stock option activity (including the inducement stock options) and related information for the years ended December 31:

The following is a summary of VaxGen’s stock option activity (including the inducement stock options) and related information for the years ended December 31:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price	Outstanding	Price

Balance at beginning of year	4,483,557	$10.64	4,634,671	$10.66	3,746,689	$10.37
Granted	175,000	6.44	—	—	1,169,178	11.39
Exercised	—	—	—	—	(135,138)	7.57
Forfeited	(217,132)	10.80	(151,114)	11.14	(146,058)	11.92

Balance at end of year	4,441,425	10.47	4,483,557	10.64	4,634,671	10.66

Options exercisable at year end	4,060,779	10.68	3,685,372	10.91	2,734,164	11.41

The following table summarizes information about VaxGen’s stock options granted during the years ended December 31:

	2006		2005		2004
		Weighted		Weighted		Weighted
	Weighted	Average	Weighted	Average	Weighted	Average
	Average Fair	Exercise	Average Fair	Exercise	Average Fair	Exercise
Exercise Price on Grant Date	Value	Price	Value	Price	Value	Price

Equals market price	$5.13	$6.44	$—	$—	$9.27	$12.19
Is below market price	—	—	—	—	10.13	10.94

Options granted during the year ended December 31, 2006 had exercise prices equal to fair market value on the date of grant. During the year ended December 31, 2005, no stock options were granted. During the year ended December 31, 2004, 745,500 options were granted at an exercise price below market price.

Detailed information on VaxGen’s options outstanding on December 31, 2006 by price range is set forth below:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted	Remaining	Average
Range of Exercise	Options	Remaining	Average	Shares	Exercise
Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Price

$ 1.78 - $5.50	931,422	1.9	$4.69	823,478	$4.83
$ 5.74 - $9.17	800,154	1.6	7.20	675,581	6.95
$ 9.25 - $10.75	742,197	1.6	9.77	730,905	9.76
$10.96 - $12.27	751,085	2.2	11.24	621,277	11.24
$12.30 - $15.71	773,951	1.4	14.61	768,921	14.61
$15.80 - $26.00	442,616	1.7	21.16	440,617	21.19

Total	4,441,425	1.7	10.47	4,060,779	10.68

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate intrinsic value of outstanding options and exercisable options was zero at December 31, 2006 because none of the options were in-the-money. The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the three months ended December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based upon the fair market value of the Company’s common stock. As of December 31, 2006, exercisable options had a remaining weighted average contractual life of 5.2 years. As of December 31, 2006, there was approximately $2.0 million, net of expected forfeitures, of total unrecognized stock-based compensation related to unvested arrangements granted under the Company’s equity-based incentive plans. As of that date, this cost was expected to be recognized over a weighted average period of 2.2 years. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was zero, zero and $0.9 million, respectively, determined as of the date of exercise. The total fair value of shares vested during the year ended December 31, 2006 was $2.2 million.

Celltrion Stock Options

Celltrion grants employees stock options subject to approval by its Board of Directors and stockholders. Celltrion recorded $1.5 million as deferred compensation and additional paid-in capital for option awards issued during 2004. Upon the deconsolidation of Celltrion in July 2005, the $0.4 million remaining balance was reversed from additional paid-in capital and deferred compensation.

Non-cash Compensation Expense

Non-cash compensation expense for the years ended December 31, 2006, 2005 and 2004 was $2.9 million, $6.2 million and $1.9 million, respectively. Such expense was primarily related to fair-value compensation related to stock options in 2006, compensation related to anti-dilution provisions in Celltrion’s stock option grants in 2004 and compensation related to the extension of the exercise period of terminated employees’ vested options due to the lack of current financial statements and failure to file periodic reports. In 2005, the Board of Directors authorized a modification to options held by employees who left the Company such that the exercisability of the options were extended from 90 days following termination to 90 days following listing on a national securities exchange. In February 2006, upon the agreement of affected stock option holders, the Company further modified the period of exercisability from 90 days following listing on a national securities exchange to 30 days following listing on a national securities exchange. The Company recorded a non-cash expense for these modifications of $0.5 million and $0.4 million during the years ended December 31, 2006 and 2005, respectively. The Company issues new shares upon the exercise of options.

(b)	Impact of Adoption of FAS 123R

In January 2006, the Company adopted the fair value recognition provisions of FAS 123R, which requires the recognition of the fair value of stock-based compensation expense for all stock-based payment awards, including grants of stock options, made to the Company’s employees and directors. Under the fair value recognition provisions of FAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the awards ultimately expected to vest and is recognized as expense ratably over the requisite service period of the award. The Company uses the Black-Scholes valuation model to estimate the fair value of its stock-based awards utilizing various assumptions with respect to stock price volatility, forfeiture rates and expected life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The Company uses various subjective assumptions, including the following:

•	Expected Volatility: The expected stock price volatility is based upon the Company’s historical volatility. The Company believes this method of computing volatility is more reflective and a better indicator of the

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected future volatility, than using an average of a comparable market index or of a comparable company in the same industry.

•	Expected Average Life: The expected average life of the ten-year contractual term options granted in 2006 of 6.08 years is based upon application of the simplified method as promulgated in SEC Staff Accounting Bulletin No. 107.

•	Risk-Free Interest Rate: The risk-free rate for the expected term of stock options is based upon the rates for U.S. Treasury Bonds with terms equal to the options’ expected term in effect at the time of grant.

•	Expected Dividend: The Company has not paid and does not anticipate paying any dividends in the near future.

•	Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures of vested stock options.

The Company used the following assumptions for the year ended December 31, 2006:

2006

Risk-free interest rate	4.5 - 4.9%
Expected average life	6.08 years
Volatility	94 - 100%

During periods following the adoption of FAS 123R, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of December 31, 2005, using the fair value method required for pro forma disclosure under FAS 123 in effect for expense recognition purposes, adjusted for estimated forfeitures. The adoption of FAS 123R had no effect on the Company’s statement of cash flows.

The impact on consolidated results of operations of recording stock-based compensation for the year ended December 31, 2006 was as follows (in thousands, except per share data):

2006

Research and development	$1,883
General and administrative	1,007

Effect on net income	$(2,890)

Effect on net income per share, basic	$(0.09)
Effect on net income per share, diluted	$(0.09)

(c)	Common Stock Warrants

In connection with the February 2006 common stock financing, the Company issued to the accredited institutional investors five-year warrants initially exercisable to purchase 699,996 shares of common stock at an exercise price of $9.24 per share. Because the Company did not file all of its delinquent periodic reports with the SEC by September 30, 2006, the warrants became exercisable for an additional 350,000 shares of common stock, at a price of $9.24 per share.

On September 21, 2004, the Company completed transactions in which warrants that were issued in 2001 in connection with its Series A Preferred Stock financing, or Series A Warrants, were surrendered in exchange for two new series of warrants, or Exchange Warrants. The Company issued to the holders of the Series A Warrants, Exchange Warrants to purchase a total of 1,146,388 shares of common stock, exercisable until September 21, 2005, at an exercise price of $0.01 per share, or $0.01 Warrants, and Exchange Warrants to purchase a total of 655,078 shares of common stock, exercisable until September 21, 2007, at an exercise price of $16.00 per share, or $16.00 Warrants. In connection with the exchange, the agreements governing the Series A Warrants were

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terminated. In 2004, 716,494 shares of common stock were issued upon the exercise of some of the $0.01 Warrants. In January 2005, 429,640 shares of common stock were issued as a result of the net exercise of the remaining $0.01 Warrants. In December 2006, the Company entered into an addendum, or Addendum, with the holders of the $16.00 Warrants under which the term of these warrants was extended by three additional years. The $16.00 Warrants, as amended, will expire September 21, 2010 instead of September 21, 2007. No other terms of the $16.00 Warrants were amended. In connection with entering into the Addendum, the Company received releases from the holders of the $16.00 Warrants regarding potential claims related to these warrants.

Multiple features were embedded in the Company’s Series A Warrants. These embedded derivatives were valued using the Monte Carlo fair value methodology. The Company completed the valuation of one put option embedded in the Series A Warrants and the expected payment of liquidated damages to the Series A Warrant holders upon certain triggering events. The Monte Carlo fair value methodology allows flexibility in incorporating various assumptions such as probabilities of certain triggering events. The valuations are based on the information available as of the various valuation dates. The inputs for the valuation analysis of the derivatives embedded in the Series A Warrants included the market value of the Company’s common stock, the estimated volatility of the Company’s common stock, the exercise price of the Series A Warrants and the risk-free interest rate. The key inputs for the valuation analysis of these embedded derivatives at December 31, 2003 were a volatility of 111% and a risk-free interest rate of 2.05%. The key inputs for the valuation analysis of these embedded derivatives at the date of the exchange for the Exchange Warrants were volatility of 121% and a risk-free interest rate of 2.37%. The key inputs for the valuation analysis of the $0.01 per share Exchange Warrants at the date of the exchange were volatility of 90% and a risk-free interest rate of 1.80%. The key inputs for the valuation analysis of the $16.00 Warrants at the date of the exchange were volatility of 109% and a risk-free interest rate of 2.82%. The valuation of the embedded derivatives associated with the Series A Warrants at the date of the exchange for the Exchange Warrants was $14.4 million and the valuation of the Exchange Warrants was $18.8 million. The $4.4 million difference in value is included as other expense in the consolidated statement of operations for the year ended December 31, 2004.

The following common stock warrants were outstanding at December 31, 2006:

	Exercise
	Price	Term
Issue Date	per Share	(In Years)	Shares

February 2006	$9.24	5	1,049,996
Exchange Warrants, September 2004, as amended in December 2006	16.00	6	655,078
May 1999	7.00	10	140,000
January 1999	13.00	10	79,462
July 1997	7.00	10	39,595
January 2000	11.50	10	27,196
2001	20.25	10	18,000

Weighted average / Total	11.52		2,009,327

13.	Income Taxes

For the year ended December 31, 2006, the Company provided for income tax expense of $0.9 million and $0.3 million for alternative minimum taxes for federal and California, respectively. The Company did not have income tax expenses for the years ended December 31, 2005 or 2004 due to Company’s net operating loss carryforward positions. Based on the weight of available evidence, including cumulative losses since inception and expected future losses, the Company has determined that it is more likely than not that the entire deferred tax asset amount will not be realized and, therefore, a valuation allowance has been provided on net deferred tax assets.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets are as follows (in thousands):

	December 31,
	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$57,070	$67,525
Research and other credit carryforwards	7,887	7,897
Deferred research expenses	877	1,032
Depreciation	936	1,755
Accrued liabilities	1,581	2,205
Other	2,301	1,073

Total gross deferred tax assets	70,652	81,487
Less: Valuation allowance	(70,652)	(81,487)

Net deferred tax assets	$—	$—

The differences between the U.S. statutory tax rate and the Company’s effective tax rate are as follows:

	Year Ended December 31,
	2006	2005	2004

Statutory rate	34.0%	34.0%	34.0%
State taxes	5.8	4.7	4.5
Gain on sale of investment	(10.3)	1.7	—
Equity in loss of affiliate	4.6	(2.7)	0.8
Valuation adjustments	4.6	(0.7)	(12.9)
Research and other credits	—	4.6	7.1
Equity-based compensation expense	—	(2.5)	(0.3)
Foreign rates different than statutory rate	—	(10.5)	1.1
Exemption for foreign ownership	—	9.7	0.5
Other	0.8	1.5	2.0
Change in valuation allowance	(36.4)	(39.8)	(36.8)

Effective tax rate	3.1%	0.0%	0.0%

At December 31, 2006, VaxGen had U.S. federal and California net operating loss carryforwards of $146.3 million and $125.8 million, respectively. Of the deferred net operating loss carryforwards, $3.9 million would be recognized directly to additional paid in capital when realized because they relate to expenses generated from stock option awards. The U.S. federal net operating loss carryforwards expire between 2020 and 2025 and the California net operating loss carryforwards expire between 2011 and 2015. Additionally, VaxGen has federal research credits of $4.3 million, which expire between 2016 and 2025 and State of California research credits of $3.7 million, can be carried forward indefinitely. These carryforwards could be subject to certain limitations in the event there is a change in control of VaxGen. Due to the consolidation of Celltrion in 2004 and the deconsolidation of Celltrion in 2005, the effect of the change in the valuation allowance does not agree to the change in gross deferred tax assets in either year.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Commitments and Contingencies

Leases

VaxGen leases office facilities under non-cancelable operating leases in Brisbane and South San Francisco, CA, which expire in 2007 and 2016, respectively.

VaxGen entered into an 84-month office lease in Brisbane commencing June 2000, with an option to renew for an additional five-year period. This lease, as amended in 2005, is for 39,000 square feet. In connection with this lease agreement, a letter of credit in the amount of $0.5 million was issued to VaxGen’s landlord. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is included in other current assets and restricted cash in the consolidated balance sheets as of December 31, 2006 and 2005, respectively.

On April 14, 2005, VaxGen entered into an amended lease agreement to replace two previous leases, including a lease for 20,000 square feet of laboratories and office space and a sublease for 50,000 square feet of manufacturing, laboratories and office space. It also provides an additional 35,000 square feet of new space. The amended lease secured space to support the production of its recombinant anthrax vaccine candidate as well as its other programs. This space, which totals 105,000 square feet in South San Francisco, is used for manufacturing, quality assurance, quality control, research and development and other functions. This lease terminates in December 2016; however, VaxGen has options to renew the lease for two additional five-year periods. In connection with the amended lease agreement, an amended letter of credit in the amount of $2.4 million was issued to the lessor. The amended letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit plus accrued interest is included in restricted cash in the consolidated balance sheet as of December 31, 2006 and 2005. In addition, the Company received $2.2 million in reimbursements for the costs of certain tenant improvements.

VaxGen also has a lease for 6,000 square feet of warehouse and office space in South San Francisco, which expires in September 30, 2011. In addition, VaxGen has several operating leases for office equipment.

Future minimum annual payments under all non-cancelable operating leases as of December 31, 2006 are as follows (in thousands):

2007	$3,333
2008	2,900
2009	3,478
2010	3,618
2011	3,778
2012 and beyond	20,777

Total	$37,884

Rent expense for the years ended December 31, 2006, 2005 and 2004 was $4.3 million, $4.1 million and $2.2 million, respectively. The Company recognizes rent expense on a straight-line basis over the expected lease term.

On April 14, 2005, VaxGen entered into an amended lease agreement which terminates in December 2016. Included in deferred rent and other liabilities at December 31, 2006 and 2005 is $4.0 million and $3.4 million of deferred rent associated with this amended lease. As a result of the timing of cash flows under the amended lease, this deferred rent increased by $0.6 million and $0.8 million during the years ended December 31, 2006 and 2005, respectively, and will increase by $0.6 million and $0.5 million in the years ended December 31, 2007 and 2008, respectively. Thereafter, the $5.1 million balance at December 31, 2008 will be amortized through 2016.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contingencies

Substantially all of VaxGen’s revenue is derived from government contracts and grants. Future sales to U.S. government agencies will depend, in part, on VaxGen’s ability to meet U.S. government agency contract requirements. U.S. government contracts typically contain unfavorable termination provisions and are subject to audit and modification by the government at its sole discretion. The U.S. government may terminate any of its contracts with VaxGen either for its convenience or if VaxGen defaults by failing to perform in accordance with the contract schedule and terms. If the U.S. government terminates any of its contracts, the Company may be liable to sub-contractors, service providers or vendors for goods and services that may no longer be reimbursable by the U.S. government.

If an executive officer’s employment with VaxGen is terminated without cause, or the executive resigns due to good reasons, as defined in their employment agreements, the executive would be entitled to receive as severance 12 months of their base salary and all of their outstanding unvested stock options would be accelerated and become immediately exercisable. If this occurs within 13 months of a change of control, as defined in their agreements, the executive will also be eligible to receive a bonus payment equal to up to 30 percent of his salary on a prorated basis. As of December 31, 2006, the aggregate salary and bonus obligations under these circumstances would be $2.3 million.

15.	Segment Information

The Company’s segment information has been prepared in accordance with FAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Prior to January 1, 2004 and since July 1, 2005, the Company operated in one business segment. As a result of the consolidation of Celltrion in 2004 and the deconsolidation of Celltrion in 2005, from January 1, 2004 to June 30, 2005, the Company operated in two business segments. VaxGen’s business segment is the development of vaccines that immunize against infectious disease and Celltrion’s is mammalian cell culture biomanufacturing. Each segment has discrete financial information and its own management structure.

Substantially all of VaxGen’s revenue is derived from federal government contracts and grants, primarily from the U.S. Department of Health and Human Services, the National Institutes of Health and related entities. From its inception through June 30, 2005, Celltrion had not been operational or earned any revenues. All of VaxGen’s operating assets are located in the United States of America. All of Celltrion’s operating assets are located in the Republic of Korea.

Information regarding the segments is stated below (in thousands):

	Year Ended December 31,
Revenues	2006	2005	2004

VaxGen	$14,836	$30,066	$31,822
Celltrion	n/a	—	—
Eliminations	n/a	(127)	(427)

Total	$14,836	$29,939	$31,395

	Year Ended December 31,
Depreciation and Amortization	2006	2005	2004

VaxGen	$6,253	$4,140	$1,760
Celltrion	n/a	1,538	1,947
Eliminations	n/a	(931)	(1,645)

Total	$6,253	$4,747	$2,062

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,
Equity in Loss of Affiliate	2006	2005	2004

VaxGen (in Celltrion)	$(5,290)	$(4,396)	$(336)
Celltrion (in VCI)	n/a	n/a	(938)
Eliminations	n/a	2,026	1,274

Total	$(5,290)	$(2,370)	$—

	Year Ended December 31,
Income Tax Expense	2006	2005	2004

VaxGen	$1,210	$—	$—
Celltrion	n/a	—	—
Eliminations	n/a	—	—

Total	$1,210	$—	$—

	Year Ended December 31,
Interest Expense	2006	2005	2004

VaxGen	$(2,470)	$(1,836)	$—
Celltrion	n/a	(524)	—
Eliminations	n/a	—	—

Total	$(2,470)	$(2,360)	$—

	Year Ended December 31,
Net Income (Loss)	2006	2005	2004

VaxGen	$37,592	$(55,868)	$(49,537)
Celltrion	n/a	25,617	(595)
Eliminations	n/a	(25,707)	4,438

Total	$37,592	$(55,958)	$(45,694)

	Year Ended December 31,
Purchases of Property and Equipment	2006	2005	2004

VaxGen	$(2,395)	$(14,538)	$(5,260)
Celltrion	n/a	(22,466)	(37,510)
Eliminations	n/a	—	—

Total	$(2,395)	$(37,004)	$(42,770)

16.	Legal Proceedings

The Company is subject to a wide variety of laws and regulations. Certain claims, suits and complaints in the ordinary course of business are pending or may arise. While there can be no assurance as to the ultimate outcome of any litigation involving the Company, the Company does not believe any pending legal proceeding will result in a judgment or settlement that would have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

VaxGen, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Subsequent Events

SNS Contract

In April 2007, the Company entered into a settlement agreement with HHS. In accordance with the agreement, the parties terminated the remaining cost-plus contract related to the development and delivery of a next-generation anthrax vaccine through a separate contract modification. As part of the settlement agreement, NIAID paid the Company $11.0 million. The settlement agreement also released both parties of all liabilities associated with the Company’s three anthrax government contracts: the 2002 Anthrax Contract, the 2003 Anthrax Contract and the SNS Contract. As part of the settlement agreement, the parties converted the termination of the SNS Contract to a termination for convenience and also, terminated the 2003 Anthrax Contract under a bilateral contract modification for the convenience of the government on a no-cost basis, effective April 3, 2007.

Restructurings

In January 2007, the Company restructured operations to significantly reduce operating costs and announced it is actively pursuing avenues to enhance stockholder value through a strategic transaction. The Company incurred restructuring costs associated with this plan, including employee termination benefits of $2.9 million and costs associated with consolidation of its facilities in California of $1.0 million. The majority of these costs were recovered from the U.S. government as part of the April 2007 settlement agreement.

In May 2007, the Company reduced its workforce to further reduce operating costs. Restructuring costs included employee termination and benefit costs. Estimated costs of the restructuring are $0.6 million.

Smallpox

In June 2007, the Company and the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, terminated by mutual consent their agreement to co-develop a next-generation, attenuated smallpox vaccine, LC16m8, for use in the United States and elsewhere. Under the terms of the termination agreement, VaxGen will transfer to Kaketsuken or its designee all reports, data and materials and all intellectual property rights that relate to conducting non-clinical and clinical development of LC16m8 in the U.S. In return, Kaketsuken has released VaxGen from ongoing development obligations.

Warrants

In February 2006, VaxGen raised net proceeds of $25.2 million through a private placement to a group of accredited institutional investors. In connection with this financing, VaxGen issued to the investors five-year warrants initially exercisable to purchase 699,996 shares of common stock at an exercise price of $9.24 per share. Because VaxGen did not file all of its delinquent periodic reports with the SEC by September 30, 2006, the warrants became exercisable for an additional 350,000 shares of common stock, at a price of $9.24 per share. Because VaxGen again did not file all of its delinquent periodic reports with the SEC by January 31, 2007, the warrants became exercisable for an additional 350,000 shares of common stock, at a price of $9.24 per share.

Executive Officer Compensation

In February 2007, the Board of Directors granted to executive officers options for 1,590,000 shares and implemented an option exchange program allowing executive officers to exchange old options for 714,700 shares for new options for 178,675 shares. All of the options were granted effective February 12, 2007 with an exercise price of $2.23, the closing market price of one share of the Company’s common stock on that date. Each will vest monthly on a pro-rata basis over one to four years. The Board also approved two potential retention bonus payments. The aggregate first retention bonus payment of $0.3 million was made to the executives during the three months ended September 30, 2007. Additionally, a second cash bonus payment of the same amount will be made, conditioned upon the executive remaining a regular full-time employee in good standing through the completion of a strategic transaction and other terms.

Annex G

RAVEN BIOTECHNOLOGIES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007, DECEMBER 31, 2006, AND FOR THE NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2007 AND 2006 AND, CUMULATIVELY, FOR THE PERIOD FROM JANUARY 4,1999
(DATE OF INCEPTION) TO SEPTEMBER 30, 2007

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents:	$4,335,973	$8,305,940
Available-for-sale-securities	—	9,105,755
Prepaid expenses and other current assets	573,568	696,399
Restricted cash	—	609,700

Total current assets	4,909,541	18,717,794
Property and equipment	4,029,577	5,873,429
Restricted cash	110,092	—
Other assets	19,370	23,648

Total assets	$9,068,580	$24,614,871

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$513,911	$513,359
Accrued liabilities	1,720,859	1,032,482
Current portion of equipment note	397,624	600,616
Current portion of note payable, net of discount	1,415,139	1,748,729
Deferred revenue	187,500	—
Other current liabilities	—	58,175

Total current liabilities	4,235,033	3,953,361
Deferred rent	8,446,888	5,803,213
Equipment note, net of current portion	399,332	591,310
Note payable, net of current portion and discount	—	960,953
Warrant liability	277,241	337,471
Other liabilities	10,001	—

Total liabilities	13,368,495	11,646,308

Convertible preferred stock: $0.001 par value; Authorized: 232,834,607 shares; Issued and outstanding: 230,963,222 shares in 2007 and 2006 (Liquidation value: $228,069,424)	111,837,147	111,837,147

Stockholders’ deficit:
Common stock: $0.001 par value;
Authorized: 425,000,000 shares;
Issued and outstanding: 22,225,614 shares in 2007 and 21,881,892 shares in 2006	22,226	21,882
Additional paid-in capital	1,530,797	1,386,025
Accumulated other comprehensive income	—	3,637
Accumulated deficit during development stage	(117,690,085)	(100,280,128)

Total stockholders’ deficit	(116,137,062)	(98,868,584)

Total liabilities, convertible preferred stock and stockholders’ deficit	$9,068,580	$24,614,871

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

			Period from January 4,
			1999 (Date of
	Nine Months Ended		Inception) to
	September 30,		September 30,
	2007	2006	2007
	(Unaudited)

Revenue	$562,500	$—	$3,599,500

Operating expenses:
Research and development	12,353,179	11,897,477	87,490,926
General and administrative	5,968,642	4,992,959	35,670,803

Total operating expenses	18,321,821	16,890,436	123,161,729

Loss from operations	(17,759,321)	(16,890,436)	(119,562,229)

Other income (expense):
Interest income	358,186	1,058,994	4,300,720
Interest expense	(282,326)	(504,967)	(2,459,554)
Other income	273,504	54,163	330,978
Equity in net loss of affiliate	—	—	(213,736)
Write-off of investment in affiliate	—	—	(86,264)

Total other income, net	349,364	608,190	1,872,144

Net loss	$(17,409,957)	$(16,282,246)	$(117,690,085)

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Period from
			January 4,
			1999 (Date of
	Nine Months Ended		Inception) to
	September 30,		September 30,
	2007	2006	2007
	(Unaudited)

Cash flows from operating activities:
Net loss	$(17,409,957)	$(16,282,246)	$(117,690,085)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of stockholder notes receivable	—	—	7,000
Common stock issued as consideration for services received	—	—	140
Common stock issued as consideration for cancellation of the operating lease	—	—	850,630
Change in carrying value of warrant liability	(60,230)	(55,980)	(133,366)
Depreciation and amortization	4,389,488	875,439	10,647,615
Amortization of premiums	(102,091)	(56,969)	(295,897)
Stock-based compensation	128,229	134,650	308,996
Write-off of property and equipment	—	—	224,621
Gain on sale of equipment	(217,997)	—	(205,960)
Non-cash interest expense	—	26,936	329,007
Equity in net loss of affiliate	—	—	213,736
Write-off of investment in affiliate	—	—	86,264
Changes in assets and liabilities:
Prepaid expenses and other current assets	122,831	67,287	(573,568)
Other assets	4,278	—	(19,370)
Accounts payable	552	635,042	513,911
Accrued liabilities	688,377	(709,950)	1,720,859
Deferred revenue	187,500	—	187,500
Deferred rent	2,643,675	389,061	8,446,888
Other liabilities	(48,174)	—	10,001

Net cash used in operating activities	(9,673,519)	(14,976,730)	(95,371,078)

Cash flows from investing activities:
Restricted cash	499,608	—	(110,092)
Purchase of available-for-sale-securities	(245,791)	(4,422,152)	(93,880,027)
Proceeds from sale and maturities of available-for-sale-securities	9,450,000	24,000,000	94,175,924
Purchase of property and equipment	(2,647,639)	(307,709)	(15,086,564)
Proceeds from disposal of property and equipment	320,000	—	395,000
Investment in affiliate	—	—	(300,000)
Acquisition of bioMosaic Systems, Inc.	—	—	(4)

Net cash provided by (used in) investing activities	7,376,178	19,270,139	(14,805,763)

Cash flows from financing activities:
Issuance of common stock	—	—	252,115
Proceeds from exercise of stock options	16,887	1,615	149,358
Proceeds from common stock subscription	—	—	2,140
Proceeds from convertible notes payable	—	—	1,833,000
Repurchase of common stock	—	—	(17,356)
Issuance of convertible preferred stock, net	—	(4,423)	109,926,373
Proceeds from notes	122,543	—	9,250,950
Repayment of notes	(1,812,056)	(1,988,741)	(6,883,766)

Net cash provided by (used in) financing activities	(1,672,626)	(1,991,549)	114,512,814

Decrease in cash and cash equivalents	(3,969,967)	(2,301,860)	4,335,973
Cash and cash equivalents at beginning of period	8,305,940	9,357,053	—

Cash and cash equivalents at end of period	$4,335,973	$11,658,913	$4,335,973

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

						Accumulated	Deficit
						Other	Accumulated
	Convertible				Additional	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Paid-in	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	(Loss)	Stage	Deficit
	(Unaudited)
Balances at December 31, 2006	230,963,222	$111,837,147	21,881,892	$21,882	$1,386,025	$3,637	$(100,280,128)	$(98,868,584)
Issuance of common stock upon exercise of stock options at $0.03, $0.83, $0.10 and $0.165 per share for cash	—	—	343,722	344	16,543	—	—	16,887
Recognition of stock based compensation	—	—	—	—	128,229	—	—	128,229
Components of other comprehensive loss:
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	(3,637)	—	(3,637)
Net loss	—	—	—	—	—	—	(17,409,957)	(17,409,957)

Total comprehensive loss								(17,413,594)

Balances at September 30, 2007	230,963,222	$111,837,147	22,225,614	$22,226	$1,530,797	$—	$(117,690,085)	$(116,137,062)

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements

1.	Organization

Nature of Business Activities

Raven biotechnologies, inc., or the Company or Raven, was incorporated in the state of Delaware on January 4, 1999 to develop monoclonal antibody products against a variety of cancers and discover new therapeutic agents by utilizing the Company’s expertise in cell biology and proprietary cell lines. The Company is in the developmental stage and since inception has devoted substantially all of its efforts to developing products, raising capital and recruiting personnel.

The Company has been able to fund its operating losses to date primarily through the sale of preferred stock. The ability of the Company to manage its operating expenses to a level that can be financed by existing cash is critical to the Company’s ability to continue as a going concern. As further described in Note 6, in November 2007 the Company executed a merger agreement that, if consummated, will provide significant additional financial resources to the Company.

Basis of Presentation

The unaudited accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiary, bioMosaic Systems, Inc., or bioMosaic.

Certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP, have been condensed or omitted. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of the unaudited condensed consolidated financial information included herein. While Raven believes that the disclosures are adequate to make the information not misleading, these unaudited condensed consolidated financial statements should be read in conjunction with Raven’s audited financial statements for the year ended December 31, 2006.

The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the operating results for the full year. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. While management believes its estimates, judgments and assumptions are reasonable, the inherent nature of estimates is that actual results will likely be different from the estimates made.

2.	Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the Company’s audited financial statements for the year ended December 31, 2006 and have not changed significantly as of September 30, 2007, with the exception of the following:

Available-for-Sale Securities

The Company has classified its investments as “available-for-sale.” Such investments are carried at fair value and unrealized holding gains and losses are reported as a separate component of stockholders’ equity until realized. Realized gains and losses on sales of all such securities are reported in interest income and are computed using the specific identification cost method. At September 30, 2007 and December 31, 2006, available for sale securities of $0 and $9,105,755, respectively, consisted of government securities and commercial paper. At December 31, 2006, the Company had unrealized gains of $3,637 on its available-for-sale securities. The investments had original maturities greater than 90 days and less than one year.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements — (Continued)

Revenue Recognition

Development, license and other nonrefundable up front payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Milestone payments are nonrefundable and recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of on-going performance obligations.

Accounting Principles Recently Adopted

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006 which is the beginning of the Company’s fiscal year 2007. The Company’s unaudited consolidated financial statements have not been materially impacted by the adoption of FIN 48 as of January 1, 2007. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, Definition of ’Settlement’ in FASB Interpretation No. 48, or FIN 48-1. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The adoption of FIN 48-1 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting Principles Not Yet Adopted

In September 2006, the FASB issued Statements of Financial Accounting Standards, or SFAS, No. 157, Fair Value Measurements, or SFAS 157. The standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS 157 will have on its financial statements.

In February 2007, the FASB issues SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS 159 will have on its financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS 141(R). The objective of SFAS 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 141(R) will have on its financial statements.

In June 2007, the EITF published Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. The EITF reached a consensus that these payments made by an entity to third parties should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements — (Continued)

should report the effects of applying this Issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. EITF 07-3 is effective beginning of January 1, 2008. Earlier application is not permitted. The Company does not expect that adoption of this new Standard will have a material effect on its financial position or results of operations.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, or SFAS 160. The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 160 will have on its financial statements.

3.	Accrued Liabilities

Accrued liabilities consist of the following:

	September 30,	December 31,
	2007	2006

Payroll and related expenses	$451,996	$455,722
Professional services and related expenses	194,277	55,668
Construction in progress	355,872	313,853
Maintenance charges	250,863	—
Other	467,851	207,239

	$1,720,859	$1,032,482

4.	Commitments and Contingencies

Contingencies

From time to time, the Company is involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements of the Company.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements — (Continued)

Operating Lease

In November 2006, the Company terminated the agreement for the operating lease at its headquarters at 1140 Veterans Boulevard with a cease use date of March 31, 2007 and concurrently entered into a new operating lease agreement for a different facility commencing on April 1, 2007. The terms of the new facility lease which expires February 2018 provide for escalating rental payments for which the Company recognizes rental expense on a straight-line basis over the life of the lease. As the transaction was accounted for as a modification to an existing lease, any existing deferred rent is being amortized over the life of the new lease. In conjunction with the lease termination, the Company issued 17,012,589 shares of common stock with a fair value of $850,630 to the landlord as a penalty in December 2006.

In June 2007, the Company entered into an agreement to sublease a portion of its current facilities to Fibrogen, Inc., which expires in December 2008. The terms of the facility sublease provide for rental payments on a graduated scale to be received by the Company. In connection with the facility sublease agreement, a sublease deposit was received by the Company in the amount of $10,000. Sublease income received by the Company is recorded as an offset against rental expense for each respective lease period.

Future minimum facility lease payments are as follows:

Years Ending December 31,	Minimum Payments

Remainder of 2007	$314,550
2008	1,296,000
2009	1,333,800
2010	1,371,600
2011	1,414,800
2012 and thereafter	12,677,603

18,408,353
Less future sublease income in 2007 and 2008	(150,000)

Net minimum future facility lease payments	$18,258,353

5.	Income Taxes

The Company has incurred net operating losses for federal and state income tax purposes since inception. Accordingly, it has not recorded any income tax expense through September 30, 2007.

The Company has substantial federal and state net operating losses. Under the provisions of Section 382 and 383 of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of income tax loss carryforwards and income tax credit carryforwards that can be utilized in the future to reduce future income tax. Pursuant to these provisions, the Company has experienced changes in ownership during March 1999, December 2000 and June 2005. As a result, there are significant limitations on the Company’s tax loss and tax credit carryforwards. Accordingly, the Company has reduced its deferred tax assets for net operating loss carryforwards, research and development credits and California manufacturer’s incentive credit by $16,365,000 as of September 30, 2007.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), which requires that the Company recognize financial statement effects of a tax position when it becomes more likely than not, based upon the technical merits, that the position will be sustained upon examination. The cumulative effect of adopting FIN 48 on January 1, 2007 has been recorded as a reduction of a deferred tax assets and resulted in no FIN 48

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)

Notes to Condensed Consolidated Financial Statements — (Continued)

liability on the balance sheet. Because the Company has provided a full valuation allowance on all of its deferred tax assets, the adoption of FIN 48 had no impact on the Company’s effective tax rate.

The total amount of unrecognized tax benefits as of the date of adoption was $207,000.

The Company’s policy is to account for income tax related interest and penalties in tax expense on the income statement. The Company did not incur any income tax related interest income, interest expense or penalties for the nine months ended September 30, 2007 or 2006.

The Company files U.S. Federal and California state income tax returns. All tax years remain open to tax authority examination due to net operating loss carry forwards. The gross amount of unrecognized tax benefits at September 30, 2007 has not changed from the beginning of the year, and the Company does not expect any material changes in the next 12 months.

6.	Subsequent Event

On November 12, 2007, the Company entered into an Agreement and Plan of Merger, or Merger Agreement, to merge with VaxGen, Inc., or VaxGen. In the merger, shareholders of each share of Series D Preferred Stock will receive 0.171284 shares of VaxGen, Inc.’s common stock, subject to adjustments as described in the Merger Agreement. In connection with this agreement, the Company entered into a Loan Agreement with VaxGen under which it will be allowed to borrow up to $6 million from VaxGen prior to the closing of the merger or termination of the Merger Agreement. On December 10, 2007 the Company borrowed $1.3 million from VaxGen pursuant to the Loan Agreement.

In November 2007, the Company entered into a Note Purchase Agreement with its Series D stockholders to borrow up to $3.8 million. This note is secured and is convertible into shares of the Company’s Series D Preferred Stock. The note bears an interest rate of 5% per annum and is repayable in full on June 2, 2009. In the event that the Company consummates the merger transaction as defined in the Note Purchase Agreement on or before April 15, 2008, the outstanding principal and unpaid accrued interest will be automatically converted into the shares of Company’s Series D Preferred Stock. Of the $3.8 million, the Company received $1.8 million on signing of the Note Purchase Agreement. The remaining balance of $2.0 million will be funded on closing of the merger with VaxGen, Inc.

In December 2007, the Company announced that Wyeth Pharmaceuticals had exercised an option to extend its evaluation of selected Raven MAb antibodies by one year under the terms of the existing agreement between the Company and Wyeth.

In October and November 2007, the Company entered into Change in Control Agreements with seven members of its executive management and authorized payments to two directors conditioned upon the signing and closing of a change in control agreement. Upon the signing of the merger agreement, the Company made payments of $0.7 million. Upon the closing of the merger with VaxGen, the Company will owe approximately an additional $1.5 million.

Annex H

Raven biotechnologies, inc
(A development stage enterprise)

Consolidated Financial Statements
December 31, 2006 and 2005 and for Each of the Three Years
in the Period Ended December 31, 2006, and Cumulatively, for
the Period From January 4, 1999 (Date of Inception) to December 31, 2006

Raven biotechnologies, inc.
(A development stage enterprise)

Index
December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Raven biotechnologies, inc.
(a development stage enterprise)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Raven biotechnologies, inc. and its subsidiary (a development stage enterprise) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 and for the period from January 4, 1999 (date of inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

As discussed in Note 1 of the consolidated financial statements, the Company adopted FASB Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, during the year ended December 31, 2006.

/s/ PricewaterhouseCoopers LLP

July 31, 2007

Raven biotechnologies, inc.
(A development stage enterprise)

Consolidated Balance Sheets

	December 31,
	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$8,305,940	$9,357,053
Available-for-sale securities	9,105,755	30,997,319
Prepaid expenses and other current assets	696,399	445,845
Restricted cash	609,700	—

Total current assets	18,717,794	40,800,217
Property and equipment, net	5,873,429	7,412,458
Other assets	23,648	—
Restricted cash	—	609,700

Total assets	$24,614,871	$48,822,375

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$513,359	$49,280
Accrued liabilities	1,032,482	1,339,222
Deferred revenue	—	—
Current portion of equipment note	600,616	958,992
Current portion of note payable, net of discount	1,748,729	1,529,519
Other current liabilities	58,175	—

Total current liabilities	3,953,361	3,877,013
Deferred rent	5,803,213	5,738,287
Equipment note, less current portion	591,310	1,094,157
Note payable, less current portion and discount	960,953	2,689,801
Warrant liability	337,471	—
Other liabilities	—	58,175

Total liabilities	11,646,308	13,457,433

Commitments and contingencies (Note 3)
Convertible preferred stock: $0.001 par value; Authorized: 232,834,607 shares; Issued and outstanding: 230,963,222 shares in 2006 and 2005 (Liquidation value; $228,069,424)	111,837,147	112,252,177

Stockholders’ deficit:
Common stock: $0.001 par value; Authorized: 425,000,000 shares; Issued and outstanding: 21,881,892 shares in 2006 and 4,837,949 shares in 2005	21,882	4,838
Additional paid-in capital	1,386,025	370,057
Accumulated other comprehensive income (loss)	3,637	(59,907)
Deficit accumulated during the development stage	(100,280,128)	(77,202,223)

Total stockholders’ deficit	(98,868,584)	(76,887,235)

Total liabilities, convertible preferred stock and stockholders’ deficit	$24,614,871	$48,822,375

The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)

Consolidated Statements of Operations

				Period from
				January 4,
				1999
				(Date of
				Inception) to
	Year Ended December 31,			December 31,
	2006	2005	2004	2006

Revenue	$—	$822,586	$454,414	$3,037,000

Operating expenses
Research and development	16,765,224	15,853,330	16,792,326	75,137,747
General and administrative	7,042,625	6,044,176	5,681,228	29,702,161

Total operating expenses	23,807,849	21,897,506	22,473,554	104,839,908

Loss from operations	(23,807,849)	(21,074,920)	(22,019,140)	(101,802,908)
Interest income	1,309,445	874,723	256,954	3,942,534
Interest expense	(650,789)	(964,166)	(353,132)	(2,177,228)
Other income (expense)	71,288	(58,036)	44,223	57,474
Equity in net loss of affiliate	—	—	—	(213,736)
Write-off of investment in affiliate	—	—	—	(86,264)

Net loss	$(23,077,905)	$(21,222,399)	$(22,071,095)	$(100,280,128)

The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
Period From January 4, 1999 (Date of Inception) to December 31, 2006

								Accumulated	Deficit
							Notes	Other	Accumulated
	Convertible				Common	Additional	Receivable	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Stock	Paid-In	from	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Subscription	Capital	Stockholder	(Loss)	Stage	Deficit

Issuance of common stock in January for cash at $0.01 per share	—	$—	249,333	$249	$—	$2,244	$—	$—	$—	$2,493

Issuance of common stock in January for cash at $0.05 per share	—	—	2,000,000	2,000	—	98,000	—	—	—	100,000

Issuance of common stock in January for cash at $0.10 per share	—	—	1,000,000	1,000	—	99,000	—	—	—	100,000

Issuance of Series A convertible preferred stock for cash in February at $1.00 per share, net of issuance costs of $32,871	2,305,000	2,272,129	—	—	—	—	—	—	—	—

Issuance of common stock in March through September for cash at $0.10 per share	—	—	416,216	417	—	41,205	—	—	—	41,622

Issuance of common stock in May and July for stockholder notes receivable at $0.10 per share	—	—	70,000	70	—	6,930	(7,000)	—	—	—

Issuance of common stock in July for services received at $0.10 per share	—	—	1,400	1	—	139	—	—	—	140

Amortization of stockholder notes receivable	—	—	—	—	—	—	1,709	—	—	1,709

Net loss	—	—	—	—	—	—	—	—	(1,309,515)	(1,309,515)

Balances at December 31, 1999	2,305,000	2,272,129	3,736,949	3,737	—	247,518	(5,291)	—	(1,309,515)	(1,063,551)

Issuance of common stock in January through December for cash at $0.10 per share	—	—	80,000	80	—	7,920	—	—	—	8,000

Issuance of common stock upon exercise of stock options at $0.10 per share for cash	—	—	906,875	907	—	89,780	—	—	—	90,687

Issuance of Series B convertible preferred stock for cash and conversion of promissory notes and accrued interest at $1.65 per share in December, net of issuance costs of $105,094	12,418,163	20,384,875	—	—	—	—	—	—	—	—

Issuance of warrants to purchase Series B convertible preferred stock	—	73,489	—	—	—	—	—	—	—	—

Amortization of stockholder notes receivable	—	—	—	—	—	—	5,291	—	—	5,291

Net loss	—	—	—	—	—	—	—	—	(3,010,716)	(3,010,716)

Balances at December 31, 2000	14,723,163	22,730,493	4,723,824	4,724	—	345,218	—	—	(4,320,231)	(3,970,289)

Issuance of common stock upon exercise of stock options at $0.165 per share for cash	—	—	2,000	2	—	328	—	—	—	330

Common stock subscription received in exchange for cash in December	—	—	—	—	2,140	—	—	—	—	2,140

Issuance of Series B convertible preferred stock at $1.65 per share in connection with the acquisition of bioMosaic Systems, Inc. in December	2,597	4,285	—	—	—	—	—	—	—	—

Components of other comprehensive loss:

Unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	31,029	—	31,029

Net loss	—	—	—	—	—		—	—	(4,714,184)	(4,714,184)

Total comprehensive loss										(4,683,155)

Balances at December 31, 2001	14,725,760	22,734,778	4,725,824	4,726	2,140	345,546	—	31,029	(9,034,415)	(8,650,974)

Raven biotechnologies, inc.
(A development stage enterprise)

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit — (Continued)
Period From January 4, 1999 (Date of Inception) to December 31, 2006

								Accumulated	Deficit
							Notes	Other	Accumulated
	Convertible				Common	Additional	Receivable	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Stock	Paid-In	from	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Subscription	Capital	Stockholder	(Loss)	Stage	Deficit

Balances at December 31, 2001	14,725,760	22,734,778	4,725,824	4,726	2,140	345,546	—	31,029	(9,034,415)	(8,650,974)

Issuance of common stock upon exercise of stock options at $0.165 per share for cash and common stock subscription	—	—	84,340	84	(2,140)	13,715	—	—	—	11,659

Repurchase of common stock in June at $0.10 and $0.165 per share	—	—	(183,257)	(183)	—	(17,173)	—	—	—	(17,356)

Issuance of Series C convertible preferred stock for cash in November and December at $0.83 per share, net of issuance costs of $193,602	49,156,326	40,606,148	—	—	—	—	—	—	—	—

Components of other comprehensive loss:

Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	(28,742)	—	(28,742)

Net loss	—	—	—	—	—	—	—	—	(9,082,250)	(9,082,250)

Total comprehensive loss										(9,110,992)

Balances at December 31, 2002	63,882,086	63,340,926	4,626,907	4,627	—	342,088	—	2,287	(18,116,665)	(17,767,663)

Issuance of common stock upon exercise of stock options at $0.165 per share	—	—	113,152	113	—	18,362	—	—	—	18,475

Issuance of Series C convertible preferred stock for cash in March at $0.83 per share, net of issuance costs of $19,323	2,481,928	2,040,677	—	—	—	—	—	—	—	—

Components of other comprehensive loss:

Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	4,433	—	4,433

Net loss	—	—	—	—	—	—	—	—	(15,792,064)	(15,792,064)

Total comprehensive loss										(15,787,631)

Balances at December 31, 2003	66,364,014	65,381,603	4,740,059	4,740	—	360,450	—	6,720	(33,908,729)	(33,536,819)

Issuance of common stock upon exercise of stock options at $0.083 per share for cash	—	—	4,947	5	—	406	—	—	—	411

Issuance of common stock upon exercise of stock options at $0.165 per share for cash	—	—	19,271	19	—	3,160	—	—	—	3,179

Issuance of warrants to purchase convertible preferred stock	—	410,607	—	—	—	—	—	—	—	—

Components of other comprehensive loss:

Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	(5,809)	—	(5,809)

Net loss	—	—	—	—	—	—	—	—	(22,071,095)	(22,071,095)

Total comprehensive loss										(22,076,904)

Balances at December 31, 2004	66,364,014	65,792,210	4,764,277	4,764	—	364,016	—	911	(55,979,824)	(55,610,133)

Raven biotechnologies, inc.
(A development stage enterprise)

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit — (Continued)
Period From January 4, 1999 (Date of Inception) to December 31, 2006

								Accumulated	Deficit
							Notes	Other	Accumulated
	Convertible				Common	Additional	Receivable	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Stock	Paid-In	from	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Subscription	Capital	Stockholder	(Loss)	Stage	Deficit

Balances at December 31, 2004	66,364,014	65,792,210	4,764,277	4,764	—	364,016	—	911	(55,979,824)	(55,610,133)

Issuance of common stock upon exercise of stock options at $0.083 per share for cash	—	—	73,672	74	—	6,041	—	—	—	6,115

Issuance of Series D convertible preferred stock for cash in June, July and October at $0.2939 per share, net of issuance costs of $1,915,740	164,599,208	46,459,967	—	—	—	—	—	—	—	—

Components of other comprehensive loss:

Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	(60,818)	—	(60,818)

Net loss	—	—	—	—	—	—	—	—	(21,222,399)	(21,222,399)

Total comprehensive loss										(21,283,217)

Balances at December 31, 2005	230,963,222	112,252,177	4,837,949	4,838	—	370,057	—	(59,907)	(77,202,223)	(76,887,235)

Issuance of common stock upon exercise of stock options at $0.03 and $0.165 per share for cash	—	—	31,354	31	—	1,584	—	—	—	1,615

Issuance of common stock as consideration for the cancellation of the operating lease	—	—	17,012,589	17,013	—	833,617	—	—	—	850,630

Issuance costs related to Series D convertible preferred stock issuance	—	(4,423)	—	—	—	—	—	—	—	—

Reclassification of convertible preferred stock warrants to liability upon adoption of FSP No. 150-5	—	(410,607)	—	—	—	—	—	—	—	—

Recognition of stock-based compensation expense	—	—	—	—	—	180,767	—	—	—	180,767

Components of other comprehensive loss:

Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	63,544	—	63,544

Net loss	—	—	—	—	—	—	—	—	(23,077,905)	(23,077,905)

Total comprehensive loss										(23,014,361)

Balances at December 31, 2006	230,963,222	$111,837,147	21,881,892	$21,882	$—	$1,386,025	$—	$3,637	$(100,280,128)	$(98,868,584)

The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)

Consolidated Statements of Cash Flows

				Period From
				January 4,
				1999
				(Date of
				Inception) to
	Year Ended December 31,			December 31,
	2006	2005	2004	2006

Cash flows from operating activities
Net loss	$(23,077,905)	$(21,222,399)	$(22,071,095)	$(100,280,128)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of stockholder notes receivable	—	—	—	7,000
Common stock issued for services received	—	—	—	140
Common stock issued as consideration for the cancellation of the operating lease	850,630	—	—	850,630
Change in carrying value of warrant liability	(73,136)	—	—	(73,136)
Depreciation and amortization	2,384,401	1,131,049	1,101,225	6,258,127
Amortization of premium	(147,745)	(46,061)	—	(193,806)
Stock-based compensation	180,767	—	—	180,767
Write-off of property and equipment	—	52,635	—	224,621
Loss on sale of equipment	12,037	—	—	12,037
Non-cash interest expense	35,915	44,232	175,371	329,007
Equity in net loss of affiliate	—	—	—	213,736
Write-off of investment in affiliate	—	—	—	86,264
Changes in assets and liabilities
Prepaid expenses and other current assets	(250,554)	(265,502)	469,055	(696,399)
Other assets	(23,648)	30,000	—	(23,648)
Accounts payable	464,079	(274,750)	214,927	513,359
Accrued liabilities	(306,740)	224,660	515,013	1,032,482
Deferred revenue	—	(490,586)	490,586	—
Deferred rent	64,926	2,058,421	2,232,403	5,803,213
Other liabilities	—	—	58,175	58,175

Net cash used in operating activities	(19,886,973)	(18,758,301)	(16,814,340)	(85,697,559)

Cash flows from investing activities
Restricted cash	—	—	—	(609,700)
Purchase of available-for-sale securities	(13,447,147)	(36,787,726)	—	(93,634,236)
Proceeds from maturities of available-for-sale securities	35,550,000	10,000,000	9,515,036	84,725,924
Purchase of property, plant and equipment	(932,409)	(961,215)	(341,999)	(12,438,925)
Proceeds from disposal of property, plant, and equipment	75,000	—	—	75,000
Investment in an affiliate	—	—	—	(300,000)
Acquisition of bioMosaic Systems, Inc.	—	—	—	(4)

Net cash provided by (used in) investing activities	21,245,444	(27,748,941)	9,173,037	(22,181,941)

Cash flows from financing activities
Issuance of common stock	—	—	—	252,115
Proceeds from exercise of common stock options	1,615	6,115	3,590	132,471
Proceeds from common stock subscription	—	—	—	2,140
Proceeds from convertible notes payable	—	—	—	1,833,000
Repurchase of common stock	—	—	—	(17,356)
Issuance of convertible preferred stock, net	(4,423)	46,459,967	—	109,926,373
Proceeds from notes	211,836	903,575	5,428,146	9,128,407
Repayment of notes	(2,618,612)	(1,321,889)	(662,524)	(5,071,710)

Net cash provided by (used in) financing activities	(2,409,584)	46,047,768	4,769,212	116,185,440

Net increase (decrease) in cash and cash equivalents	(1,051,113)	(459,474)	(2,872,091)	8,305,940
Cash and cash equivalents at beginning of period	9,357,053	9,816,527	12,688,618	—

Cash and cash equivalents at end of period	$8,305,940	$9,357,053	$9,816,527	$8,305,940

Supplemental disclosure of noncash investing and financing activities
Issuance of common stock for stockholder note receivable	$—	$—	$—	$7,000
Conversion of promissory notes for Series B convertible preferred stock	—	—	—	1,833,000
Issuance of warrants	—	90,172	410,607	574,268
Convertible preferred stock issued in exchange for bioMosaic Systems, Inc.	—	—	—	4,285
Issuance of common stock in exchange for common stock subscription	—	—	—	2,140
Cash paid for interest	614,874	919,934	21,545	1,848,221
Reclassification of preferred stock warrants to liabilities upon adoption of FSP No. 150-5	410,607	—	—	410,607

The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements

1.  The Company and Summary of Significant Accounting Policies

Raven biotechnologies, inc. (the “Company”) was incorporated in the state of Delaware on January 4, 1999 to develop monoclonal antibody products against a variety of cancers and discover new therapeutic agents by utilizing the Company’s expertise in cell biology and proprietary cell lines. The Company is in the developmental stage and since inception has devoted substantially all of its efforts to developing products, raising capital and recruiting personnel.

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities in the normal course of business. The Company has incurred losses from continuing operations of approximately $23.1 million, $21.2 million, $22.1 million and $100.3 million, and used cash in operating activities of $19.9 million, $18.8 million, $16.8 million, and $85.7 million for the years ended December 31, 2006, 2005, 2004 and, cumulatively, for the period from January 4, 1999 (Date of Inception) to December 31, 2006, respectively and has been unable to generate positive cash flows from operations. These conditions raise substantial doubts about the Company’s ability to continue as a going concern.

The Company has been able to fund its operating losses to date primarily through the sale of preferred stock. The ability of the Company to manage its operating expenses to a level that can be financed by existing cash is critical to the Company’s ability to continue as a going concern. Management plans to grow cash flows from product revenue, manage expenses and obtain additional funds through the issuance of preferred stock to eventually achieve positive cash flows. If the Company does not achieve the anticipated cash flows, it may not be able to meet planned product release schedules and forecasted sales objectives. In such event, the Company will require additional financing to fund on-going and planned operations and may need to implement expense reduction measures. In the event the Company needs additional financing, there is no assurance that funds would be available to the Company or, if available, under terms that would be acceptable to the Company. The financial statements do not include any adjustments to reflect the possible liabilities that may result from the outcome of this uncertainty.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiary, bioMosaic Systems, Inc. (“bioMosaic”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Available-for-Sale Securities

The Company has classified its investments as “available-for-sale.” Such investments are carried at fair value and unrealized holding gains and losses are reported as a separate component of stockholders’ equity until realized. Realized gains and losses on sales of all such securities are reported in interest income and are computed using the

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

specific identification cost method. At December 31, 2006 and 2005, available-for-sale securities of $9,105,755 and $30,997,319, respectively, consisted of government securities and commercial paper. At December 31, 2006 and 2005, the Company had unrealized gains (losses) of $3,637 and $(59,907), respectively, on its available-for-sale securities. The investments have original maturities greater than 90 days and less than one year.

Restricted Cash

Under the terms of the facility lease agreement, the Company is obligated to provide collateral to its landlord in the form of a letter of credit. At December 31, 2005, the letter of credit was collateralized by investments of $609,700, which has been classified as a noncurrent asset. This amount was classified as a current asset as of December 31, 2006 due to the termination of the facility lease effective March 2007 (Note 3).

Concentration of Credit Risk and Other Risks and Uncertainties

The Company maintains its cash and cash equivalents in accounts with two major financial institutions in the United States of America. Deposits in these banks may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company faces availability of funding and use of cash and cash management risks as it is still in the development stage.

Future products developed by the Company will require approvals from the Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sale. There can be no assurance the Company’s products will receive the necessary approvals. If the Company was denied approval or approval was delayed, it may have a material adverse impact on the Company.

Fair Value of Financial Instruments

For financial instruments consisting of cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the notes approximate fair value. Estimated fair values for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease, if shorter. Maintenance and repairs are charged to operations as incurred. Upon disposal of assets, the costs and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates the carrying value of its long-lived assets, consisting primarily of property and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

Development, license and other nonrefundable up front payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Milestone payments are nonrefundable and recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of on-going performance obligations.

Research and Development Expenditures

Research and development costs are charged to operations as incurred.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees, and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an Amendment to FASB Statement No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price of the option. The fair value of each option grant is estimated at the date of grant using the minimum value method. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options.

Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”), using the prospective transition method, which requires the measurement and recognition of compensation expense, using a fair-value based method, for all share-based payment awards granted, modified and settled to the Company’s employees and directors after January 1, 2006. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. For options granted prior to January 1, 2006, for which the requisite service period has not been performed, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic value method of APB No. 25. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the service period.

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services which require that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gains (losses) on available-for-sale investments represent the only component of comprehensive income (loss) excluded from the Company’s net loss.

Accounting for Convertible Preferred Stock Warrants

The Company has determined that its convertible preferred stock warrants are subject to FASB Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under FAS Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. The FSP requires that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities even though the underlying shares may be classified as equity. Accordingly, the fair value of the warrants, as determined on January 1, 2006, of $410,607 has been reclassified from additional paid-in capital to liabilities. The cumulative effect of change in accounting principle was determined to be immaterial. The fair value of warrants is calculated using the Black-Scholes valuation model at each reporting period, with changes recorded to the statement of operations.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of FIN No. 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issues SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS No. 159 will have on its financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

2.  Balance Sheet Components

Property and equipment consist of the following:

	December 31,
	2006	2005

Laboratory equipment	$3,389,519	$3,369,351
Computer equipment	394,120	318,759
Furniture and fixtures	527,001	507,973
Leasehold improvements	6,811,970	6,738,635
Construction in progress	517,464	—

	11,640,074	10,934,718
Less: Accumulated depreciation and amortization	(5,766,645)	(3,522,260)

	$5,873,429	$7,412,458

Depreciation and amortization expense for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $2,384,401, $1,131,049, $1,101,225 and $6,258,127, respectively.

Accrued liabilities consist of the following:

	December 31,
	2006	2005

Payroll and related expenses	$455,722	$464,844
Professional services related expenses	55,668	53,913
Construction in progress related expenditures	313,853	—
Other	207,239	820,465

	$1,032,482	$1,339,222

3.  Commitments and Contingencies

Contingencies

From time to time, the Company is involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements of the Company.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

Operating Lease

In May 2001, the Company entered into an agreement to lease its facilities, under an operating lease, which expires in February 2018. In addition to the base rent, the Company is responsible for certain expenses, including property taxes, insurance, landscaping, utilities, maintenance and repairs. The terms of the facility lease provide for escalating rental payments for which the Company recognizes rent expense on a straight-line basis over the life of the lease. In connection with the facility lease, the Company granted warrants to purchase 200,000, 50,000 and 100,000 shares of common stock in 2001, 2002 and 2004, respectively (Note 11).

In November 2006, the Company terminated the agreement for the operating lease with a cease use date of March 31, 2007 and concurrently entered into a new operating lease agreement for a different facility commencing on April 1, 2007. The terms of the new facility lease which expires February 2018 provide for escalating rental payments for which the Company recognizes rental expense on a straight-line basis over the life of the lease. As the transaction was accounted for as a modification to an existing lease, any existing deferred rent is being amortized over the life of the new lease. In conjunction with the lease termination, on December 31, 2006, the Company issued 17,012,589 shares of common stock with a fair value of $850,630 to the landlord as a penalty.

In March 2004, the Company entered into an agreement to sublease a portion of its current facilities to Receptor BioLogix, Inc., which expires in March 2007. The terms of the facility sublease provide for rental payments on a graduated scale to be received by the Company. In connection with the facility sublease agreement, a sublease deposit was received by the Company in the amount of $58,175. Sublease income received by the Company is recorded as an offset against rental expense for each respective lease period.

Future minimum facility lease payments are as follows:

Years Ending December 31,
2007	$2,232,375
2008	1,296,000
2009	1,333,800
2010	1,371,600
2011	1,414,800
2012 and thereafter	12,677,603

20,326,178
Less future sublease income in 2007	(116,799)

Net minimum future facility lease payments	$20,209,379

Rent expense for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $5,474,115, $5,509,678, $5,543,357 and $21,266,513, respectively. Rental income for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $457,855, $366,100, $244,536 and $1,068,491, respectively.

4.  Related Party Transactions

In May 2001, the Company entered into an agreement to lease its facilities under an operating lease, which expired January 31, 2003, from a company whose chief executive officer is also a member of the Company’s Board of Directors. The rent expense associated with this agreement for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $0, $0, $0 and $894,194, respectively.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

5.  Investment in Affiliate

In October 2000, the Company made an investment of $300,000 in bioMosaic and assigned certain intellectual property rights in technology in exchange for 1,600,000 shares of the Series A Convertible Preferred Stock of bioMosaic. The Company accounted for its ownership in bioMosaic under the equity method. bioMosaic ceased operations as of November 2001 and, accordingly, the Company wrote-off its investment as of that date.

In December 2001, the Company acquired all outstanding common and preferred stock of bioMosaic for $4,289 consisting of cash $4.00 and 2,597 shares of the Company’s Series B Convertible Preferred Stock.

6.  Equipment Note

In October 1999, the Company entered into a financing agreement with a financial institution which provided for borrowings up to $400,000 through 2003 to purchase equipment. The Company fully utilized the borrowing limit of the financing agreement. In November 2002, this financial institution became a stockholder of the Company’s Series C Convertible Preferred Stock.

In October 2003, the Company entered into financing agreement with this related party, which provided for borrowings up to $3,500,000 through February 2007, as amended, to purchase equipment. At December 31, 2006, the Company had drawn $3,336,001 under the financing agreement. Borrowings under each of the agreements are repayable in 36 to 48 equal monthly installments. All payments represent both principal and interest and bear interest at 8% to 12% per annum. All borrowings under the financing agreements are collateralized by the related equipment. Aggregate future principle payments under the equipment notes are as follows:

Years Ending December 31,
2007	$600,616
2008	344,912
2009	220,016
2010	26,382

1,191,926
Less current portion	(600,616)

$591,310

In conjunction with each of the financing agreements, the Company issued a warrant to purchase 84,337 shares of common stock in 2003 (Note 11).

7.  Notes Payable

In October 2004, the Company entered into a loan and security agreement with a financial institution which provided for borrowings through June 2005 up to $10,000,000 to finance any corporate activities. At December 31, 2006, the Company has an outstanding balance of $2,717,999 on the note. The note payable bears interest rate equal to 13% per annum. The Company paid equal monthly interest payments of $50,000 until June 2005, and pays equal monthly principal and interest payments of $166,665 for remaining 36 months thereafter. The Company pledged all

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

assets other than intellectual property as collateral under the agreement. The outstanding balance of principal payments are as follows:

Years Ending December 31,
2007	$1,754,096
2008	963,903

2,717,999
Less: unamortized discount	(8,317)

Note payable, at December 31, 2006	2,709,682
Less: current portion, net of discount	(1,748,729)

$960,953

In conjunction with the financing agreement, the Company issued a warrant to purchase convertible preferred stock (Note 10). The note payable discount represents the cost of the issued warrant and is being amortized to the interest expense over the term of the loan.

8.  Income Taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2006	2005

Net operating loss carryforwards	$36,493,000	$27,408,000
Research and development credit carryforwards	3,124,000	3,262,000
Other reserves and accruals	3,166,000	3,048,000

Gross deferred tax assets	42,783,000	33,718,000
Less: Valuation allowance	(42,783,000)	(33,718,000)

Net deferred tax assets	$—	$—

As of December 31, 2006, the Company had net operating loss carryforwards of approximately $92,138,000 and $88,553,000 available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. The net operating loss carryforwards begin to expire between 2010 and 2020.

The Company has tax credits carryforwards of $1,645,000 and $1,721,000 for federal and state income tax purposes, respectively. The Federal tax credits expire in various amounts beginning in 2020 if not utilized. The state research credit can be carried forward indefinitely.

Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

The Company believes, based on a number of factors, that the deferred tax assets may not be utilized. As such the Company has established a full valuation allowance to the extent of its deferred tax asset.

9.  Employee Benefit Plan

In April 2000, the Company adopted its 401(k) Retirement Plan (the “401(k) Plan”) which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The Company, at its discretion, may make additional matching contributions on behalf of the participants in the 401(k) Plan. To date, the Company has not made any contributions to the 401(k) Plan.

10.  Convertible Preferred Stock

Under the Company’s Certificate of Incorporation, the Company’s convertible preferred stock is issuable in series. As of December 31, 2006, the Company’s convertible preferred stock consisted of the following:

		Number of	Number of		Proceeds, Net
	Price per	Shares	Shares	Liquidation	of Issuance
	Share	Authorized	Outstanding	Value	Costs

Series A	$1.0000	2,305,000	2,305,000	$4,610,000	$2,272,129
Series B	$1.6500	12,420,760	12,420,760	40,988,508	20,389,160
Series C	$0.8300	51,638,254	51,638,254	85,719,502	42,646,825
Series D	$0.2939	166,470,593	164,599,208	96,751,414	46,455,544

		232,834,607	230,963,222	$228,069,424	$111,763,658

As of December 31, 2005, the Company’s convertible preferred stock consisted of the following:

		Number of	Number of		Proceeds, Net
	Price per	Shares	Shares	Liquidation	of Issuance
	Share	Authorized	Outstanding	Value	Costs

Series A	$1.0000	2,305,000	2,305,000	$4,610,000	$2,272,129
Series B	$1.6500	12,420,760	12,420,760	40,988,508	20,389,160
Series C	$0.8300	51,638,254	51,638,254	85,719,502	42,646,825
Series D	$0.2939	166,470,593	164,599,208	96,751,414	46,459,967

		232,834,607	230,963,222	$228,069,424	$111,768,081

The rights, preferences and privileges of convertible preferred stockholders are as follows:

Voting

Each share of Series A, Series B, Series C and Series D Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock issuable upon conversion of each Series A, Series B, Series C and Series D share. The holders of common stock are entitled to elect two members of the Board of Directors. The holders of Series A and Series B Convertible Preferred Stock, voting together as a single class, are entitled to elect one member of the Board of Directors provided that at least 7,362,880 shares of Series A and Series B Convertible Preferred Stock remain outstanding. The holders of Series C Convertible Preferred Stock are entitled to elect one member of the Board of Directors so long as at least 1,000,000 shares of Series C Convertible Preferred Stock remain outstanding. Should at least 2,000,000 shares of Series C Convertible Preferred Stock remain outstanding, then such Series C Convertible Preferred Stockholders shall be entitled to elect two members of the Board of Directors. The holders of Series D Convertible Preferred Stock are entitled to elect one member of the Board of Directors so long as at least 3,000,000 shares of Series D Convertible Preferred Stock remain outstanding. The remaining directors shall be elected by the holders of common stock and convertible preferred stock, voting together as a single class.

Dividends

Holders of Series A, Series B, Series C and Series D Convertible Preferred Stock are entitled to receive, out of legally available funds, noncumulative dividends at the annual rate of $0.10, $0.165, $0.083 and $0.02939 per

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

share, respectively (as adjusted for any stock dividends, combinations or splits), when and if declared by the Board of Directors. Series A, Series B, and Series C, and Series D Convertible Preferred Stockholders are entitled to payment in preference and priority to the payment of dividends on common stock. Holders of convertible preferred stock are entitled to receive any additional dividend payments pro rata with holders of common stock on an as-converted basis. No dividends on convertible preferred stock have been declared by the Board of Directors through December 31, 2006.

Liquidation

Preferential distributions of any assets available for distribution to stockholders shall be made to the preferred stockholders of the Company when any of the following events occur: (i) liquidation, dissolution, or winding up the Company, either voluntary or involuntary; (ii) the sale, license, encumbrance or disposal of substantially all of the Company’s assets; (iii) any acquisition of the Company by another entity, including consolidation, corporate reorganizations or merger or (iv) any other transaction whereby 50% or more of the outstanding voting power is transferred.

Such distributions to stockholders shall be made in the following priority: (i) each holder of Series D Convertible Preferred Stock is entitled to receive, prior to payment to other classes or series of capital stock, $0.5878 per share, plus all declared but unpaid dividends on Series D Convertible Preferred Stock; otherwise, if sufficient funds are unavailable, the entire assets and funds of the Company which were legally available for distribution shall be distributed ratably based on the total preferential amount due each Series D stockholder; (ii) after payment has been made to the holders of Series D Convertible Preferred Stock, each holder of Series C Convertible Preferred Stock is entitled to receive $0.83 per share, plus an amount equal to all declared but unpaid dividends on Series C Convertible Preferred Stock; otherwise, if sufficient funds are unavailable, the entire remaining assets and funds of the Company which are legally available for distribution shall be distributed ratably based on the total preferential amount due each Series C stockholder; (iii) after the above described payment has been made to the holders of the Series C Convertible Preferred Stock, each holder of Series A, Series B, and Series C Convertible Preferred Stock is entitled to receive $2.00 per share, $3.30 per share, and $0.83 per share, respectively, plus, in the case of the Series A and Series B Convertible Preferred Stock, an amount equal to all declared but unpaid dividends on such Series A and Series B Convertible Preferred Stock: otherwise, if sufficient funds are unavailable, the entire remaining assets and funds of the Company which are legally available for distribution shall be distributed ratably based on the total preferential amount due each preferred stockholder; (iv) any remaining assets of the Company shall be distributed ratably among the holders of common stock, and Series D Convertible Preferred Stock on a as-converted basis.

Conversion

Each share of convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the original Series A, Series B, Series C and Series D Convertible Preferred Stock issuance price ($1.00, $1.65, $0.83 and $0.2939, respectively) by the conversion price in effect at the time of the conversion, subject to antidilution adjustments. The initial conversion price of the Series A, Series B, Series C and Series D Convertible Preferred Stock is $0.50, $0.57, $0.2939 and $0.2939 per share, respectively and is subject to anti-dilution protection provisions, broad-based weighted average in the case of Series A and Series B convertible stock and full ratchet provisions in the case of Series C and Series D Convertible Preferred Stock.

Conversion of the convertible preferred stock is automatic at its then effective conversion price upon the earlier of two events: (i) the closing of a firm commitment underwritten public offering based on an effective registration statement under the Securities Act of 1933 for the issuance of common stock, where the aggregate gross proceeds raised from the offering exceed $30,000,000 prior to underwriting discounts, commissions and expense with a pre-

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

offering market capitalization of $150,000,000 or more; or (ii) an affirmative vote or written consent from Series A, Series B and Series C Convertible Preferred Stockholders representing at least 66 2/3% of the then outstanding shares of convertible preferred stock and 78.6% of outstanding shares of Series D Convertible Preferred Stock.

Warrants to Purchase Convertible Preferred Stock

In connection with the loan and security agreement in October 2004 (Note 7), the Company issued a warrant to purchase convertible preferred stock. Based on the terms of the warrant agreement, this warrant was initially exercisable into 662,651 shares of Series C Convertible Preferred Stock at $0.83 per share, however, subsequent to the issuance of Series D Convertible Preferred Stock in 2005 (next round) at $0.2939 per share, the warrant became exercisable for 1,871,385 shares of Series D Convertible Preferred Stock. The warrant was immediately exercisable and expires on June 30, 2012. Upon a liquidation event, as defined in the agreement, the warrant will be converted into a warrant to purchase common stock. The allocated fair value of the warrant at the time of issuance was $410,607 and it was recorded as a loan discount and amortized over the period of the loan. The Black-Scholes pricing model was used to determine the fair value with the following assumptions: risk free rate of 4.05%, contractual life of 7.5 years, dividend yield of 0% and expected volatility of 70%. As of December 31, 2006, the warrant remains unexercised.

The fair value of the warrant outstanding is classified as a liability and is revalued on each reporting period with the resulting gains and losses recorded in other income or expense. The change in carrying value of the warrant resulted in a gain of $73,136 for the year ended December 31, 2006.

11.  Stockholders’ Deficit

Common Stock

At December 31, 2006, the Company has reserved sufficient shares of common stock for issuance upon conversion of preferred stock and exercise of stock options. Common stockholders are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of the convertible preferred stockholders. The holder of each share of common stock is entitled to one vote. As of December 31, 2006, no dividends have been declared.

In January 1999, the Company entered into stock agreements with selected individuals whereby common stock was issued subject to the Company’s right of repurchase. In general, for employee common stock awards, the shares vest monthly over a four-year period. For nonemployee stock awards, the terms are determined on an individual basis, ranging from immediate vesting to monthly vesting over a one to two-year period. At December 31, 2006 and 2005, no outstanding shares of common stock were subject to the Company’s right of repurchase.

Warrants to Purchase Common Stock

Since inception, the Company has issued warrants to purchase common stock that are still outstanding at December 31, 2006 as follows:

	Shares
Issuance	Underlying	Exercise	Expiration
Date	Warrant	Price	Date

November 2001	200,000	$3.0000	later of November 2008 or 5 years after IPO date
September 2002	50,000	$1.6500	later of September 2009 or 5 years after IPO date
October 2003	84,337	$0.8300	October 2010
March 2004	100,000	$0.8300	later of March 2011 or 5 years after IPO date
October 2005	1,921,449	$0.0882	October 2010

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

In each case the issued warrants are exercisable immediately. As of December 31, 2006 all of the warrants remain unexercised.

In connection with the Series D financing in October 2005, the Company issued a warrant to purchase 1,921,449 common shares at $0.0882 per share. The warrant is immediately exercisable and expires on October 6, 2010. The allocated fair value of the warrant was estimated to be $90,172 at the time of issuance and was recorded as an issuance cost for the Series D Convertible Preferred Stock. The Black-Scholes pricing model was used to determine the fair value with the following assumptions: risk free interest rate of 4.08%, contractual life of five years, dividend yield of 0%, and expected volatility of 65%.

12.  Stock Option Plan

In March 2000, the Company adopted the 2000 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options and stock purchase rights to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISO”) or nonqualified stock options (“NSO”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs and stock purchase rights may be granted to Company employees, consultants, and other advisors. The Company has reserved shares of common stock for issuance under the Plan.

Options under the Plan may be granted at prices not less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options must become exercisable at a rate of not less than 20% per year over five years from the date of grant, except for options granted to officers, directors and consultants. The term of the options is no longer than five years for an ISO for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options.

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes activity under the Plan since inception:

	Outstanding Options
	Shares		Weighted
	Available		Average
	for	Number	Exercise
	Grant	of Shares	Price

Shares reserved at Plan inception	2,244,000
Options granted	(1,013,375)	1,013,375	$0.100
Options exercised	—	(906,875)	$0.100

Balances, December 31, 2000	1,230,625	106,500	$0.100
Additional shares reserved	2,500,000
Options granted	(1,051,900)	1,051,900	$0.165
Options exercised	—	(2,000)	$0.165
Options cancelled	3,229	(3,229)	$0.100

Balances, December 31, 2001	2,681,954	1,153,171	$0.120
Additional shares reserved	1,807,229
Options granted	(1,544,864)	1,544,864	$0.165
Options exercised	—	(84,340)	$0.165
Options cancelled	192,667	(192,667)	$0.165

Balances, December 31, 2002	3,136,986	2,421,028	$0.145
Additional shares reserved	5,000,000
Options granted	(6,002,100)	6,002,100	$0.083
Options exercised	—	(113,152)	$0.163
Options cancelled	125,626	(125,626)	$0.165

Balances, December 31, 2003	2,260,512	8,184,350	$0.108
Options granted	(1,216,750)	1,216,750	$0.104
Options exercised	—	(24,218)	$0.148
Options cancelled	109,366	(109,366)	$0.115

Balances, December 31, 2004	1,153,128	9,267,516	$0.104
Additional shares reserved	38,779,881
Options granted	(1,451,175)	1,451,175	$0.033
Options exercised	—	(73,672)	$0.083
Options cancelled	106,003	(106,003)	$0.083

Balances, December 31, 2005	38,587,837	10,539,016	$0.126
Options granted	(35,692,500)	35,692,500	$0.030
Options exercised	—	(31,354)	$0.051
Options cancelled	335,146	(335,146)	$0.045

Balances, December 31, 2006	3,230,483	45,865,016	$0.052

Raven biotechnologies, inc.
(A development stage enterprise)

Notes to Consolidated Financial Statements — (Continued)

The options outstanding and exercisable by exercise price at December 31, 2006 are as follows:

Options Outstanding
		Weighted
		Average		Weighted
		Remaining		Average
	Number	Contractual	Options	Exercise
Exercise Price	Outstanding	Life (in Years)	Exercisable	Price

$0.100	97,000	3.47	97,000	$0.100
$0.165	1,998,166	5.06	1,998,166	$0.165
$0.083	7,009,850	6.67	6,081,862	$0.083
$0.030	36,760,000	9.24	7,613,943	$0.030

	45,865,016	8.66	15,790,971	$0.044

As of December 31, 2005 and 2004, 6,437,966 and 3,901,159 of the outstanding options were exercisable at a weighted average exercise price of $0.126 and $0.14 per share, respectively.

Stock-Based Compensation

During the year ended December 31, 2006, the Company granted stock options to employees to purchase 35,692,500 shares of common stock with a weighted-average grant date fair value of $0.02 per share. Stock-based compensation expense recognized during the year ended December 31, 2006 includes compensation expense for stock-based compensation awards granted to employees based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R of $180,767. The total fair value of employee shares vested during the year ended December 31, 2006 was $68,893. As of December 31, 2006, there were total unrecognized compensation costs of $530,795 related to these options. These costs are expected to be recognized over a period of approximately four years.

The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted-average assumptions:

Expected term	6 years
Expected volatility	68%
Risk-free interest rate	4.6% - 5.1%
Dividend yield	0%

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the options vesting term and contractual terms as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumptions for the Company’s stock options were determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.

In addition, SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

13. Subsequent Event

In July 2007, the Company signed a nonbinding letter of intent regarding the merger of the Company and a third party. The transaction is subject to the Company’s Board of Directors’ approval.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, VaxGen has adopted provisions in its amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to VaxGen or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to VaxGen or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. VaxGen’s amended and restated certificate of incorporation also authorizes us to indemnify its officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, VaxGen’s amended and restated bylaws provide that:

•	VaxGen may indemnify its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	VaxGen may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in VaxGen’s amended and restated bylaws are not exclusive.

VaxGen’s amended and restated certificate of incorporation and its amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. In addition, VaxGen has entered into separate indemnification agreements with its directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require VaxGen, among other things, to indemnify its officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require VaxGen to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they are indemnified. In addition, VaxGen has purchased a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of its officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.

Exhibits and Financial Statement Schedules

Exhibits.

The exhibit index immediately following the signature page to this registration/proxy statement is incorporated herein by reference as the list of exhibits required as part of this registration statement.

Financial Statement Schedules

SCHEDULE II

VaxGen, Inc.
VALUATION AND QUALIFYING ACCOUNTS

	Balance at
	Beginning of			Balance at
	Year	Additions	Deductions	End of Year
	(In thousands)

Tax valuation allowance Year ended December 31:
2006	$81,487	$—	$(10,835)	$70,652
2005	$64,075	$17,412	$—	$81,487
2004	$47,027	$17,048	$—	$64,075

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective; and

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that h in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precendent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on December 21, 2007.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James P. Panek and Matthew J. Pfeffer, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ James P. Panek James P. Panek President, Chief Executive Officer and Director (Principal Executive Officer)	December 21, 2007

By: /s/ Matthew J. Pfeffer Matthew J. Pfeffer Chief Financial Officer (Principal Financial and Accounting Officer)	December 21, 2007

By: /s/ Franklin M. Berger Franklin M. Berger Director	December 21, 2007

By: /s/ Randall L-W. Caudill Randall L-W. Caudill Director	December 21, 2007

By: /s/ Michel Greco Michel Greco Director	December 21, 2007

By: /s/ Myron M. Levine Myron M. Levine Director	December 21, 2007

By: /s/ Kevin L. Reilly Kevin L. Reilly Director	December 21, 2007

EXHIBIT INDEX

(a)(3) Exhibits (Note: Management contracts and compensatory plans or arrangements are identified with a “+” in the following list.)

				Incorporated by
				Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith

2.1	Agreement and Plan of Merger, dated November 12, 2007, by and among VaxGen, Inc., TLW Merger Sub, Inc., TLW, LLC, and Raven biotechnologies, inc.	8-K	000-26483	11-13-07	2.1
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated December 20, 2007, by and among VaxGen, Inc., TLW Merger Sub, Inc., TLW, LLC, and Raven biotechnologies, inc.					X
3.1	Amended and Restated Certificate of Incorporation	S-8	333-84922	3-26-02	4.1
3.2	Amendment to the Amended and Restated Certificate of Incorporation.	S-8	333-84922	3-26-02	4.3
3.3	Amended and Restated Bylaws, dated May 18, 2007.	8-K	000-26483	05-23-07	3.1
3.4	Amendment to the Amended and Restated Certificate of Incorporation, dated as of August 10, 2005.	10-Q	000-26483	05-31-07	3.4
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
4.2	Certificate of Designations, Rights and Preferences of Series A 6% Cumulative Convertible Preferred Stock.	S-8	333-84922	3-26-02	4.2
4.3	Securities Purchase Agreement by and among Registrant and Certain Stockholders	8-K	000-26483	5-24-01	10.1
4.4	Registrant Rights Agreement by and among Registrant and Certain Stockholders.	8-K	000-26483	5-24-01	10.2
4.5	Form of Common Stock Purchase Warrant	8-K	000-26483	5-24-01	4.1
4.6	Specimen Stock Certificate for Common Stock of Registrant.	S-1	333-78065	6-11-99	4.1
5.1	Opinion of Cooley Godward Kronish LLP					X
10.1	Registration Rights Agreement between VaxGen and Genentech, dated as of May 5, 1997.	S-1	333-78065	5-7-99	10.1
10.2	1996 Registration Rights Agreement between VaxGen and certain stockholders.	S-1	333-78065	5-7-99	10.2
10.3	1998 Registration Rights Agreement between VaxGen and certain stockholders.	S-1	333-78065	5-7-99	10.3
10.4	VaxGen, Inc. Amended and Restated 1996 Stock Option Plan.+	10- K	0-26483	5-31-07	10.4
10.5	1998 Director Stock Option Plan.+	S-1	333-78065	5-7-99	10.5
10.6	Form of stock option agreement.+	S-1	333-78065	5-7-99	10.6
10.7	Form of common stock warrant.	S-1	333-78065	5-7-99	10.7
10.13	Form of trial clinic agreement.	S-1	333-78065	5-7-99	10.17
10.14	Lease Agreement between VaxGen and Oyster Point Tech Center LLC, dated October 26, 1998.	S-1	333-78065	5-7-99	10.18
10.15	Lease Agreement between VaxGen and Spieker Properties, L.P., dated May 20, 1998.	S-1	333-78065	5-7-99	10.19
10.16	Common Stock Purchase Agreement between VaxGen and Vulcan Ventures, Inc., dated October 15, 1999.	10- K	000-26483	3-30-00	10.20
10.17	Loan and Security Agreement entered into between Donald P. Francis and VaxGen, Inc. dated as of December 20, 2000.+	10- K	000-26483	3-30-01	10.22
10.21	Subcontract Agreement entered into between BBI Biotech Research Laboratories, Inc. and VaxGen, Inc. dated as of May 1, 1999.	10-Q	000-26483	5-03-01	10.27
10.22	Employment Agreement between VaxGen and Lance K Gordon, dated as of September 6, 2001.+	10-Q	000-26483	11-01-01	10.28
10.23	Employment Agreement between VaxGen and Roland Lance Ignon, dated as of September 25, 2001.+	10-Q	000-26483	11-01-01	10.29

				Incorporated by
				Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith

10.24	Joint Venture Agreement between VaxGen and certain investors, dated February 25, 2002.	10-K	000-26483	4-01-02	10.24
10.25	Land Purchase and Sale Agreement between VaxGen and Incheon Metropolitan City, dated February 25, 2002.	10-K	000-26483	4-01-02	10.25
10.26	Contribution Agreement between VaxGen and certain investors, dated February 25, 2002.	10-K	000-26483	4-01-02	10.26
10.28	Employment Agreement between VaxGen and Marc Gurwith, dated as of October 28, 2001.+	10-K	000-26483	4-01-02	10.28
10.30	Stock Option Agreement between VaxGen and Lance K Gordon, dated September 6, 2001.+	10-K	000-26483	4-01-02	10.30
10.31	Assignment Agreement between VaxGen and Celltrion, Inc., dated March 25, 2002.	10-K	000-26483	4-01-02	10.31
10.32	Employment Agreement between VaxGen and Carmen M Betancourt, dated as of January 28, 2002.+	10- Q	000-26483	5-15-02	10.32
10.33	Employment Agreement between VaxGen and James P Panek, dated as of February 4, 2002.+	10- Q	000-26483	5-15-02	10.33
10.34	Employment Agreement between VaxGen and Phillip W. Berman, dated as of February 7, 2002.+	10- Q	000-26483	5-15-02	10.34
10.35	License Agreement between VaxGen and Celltrion, dated as of March 25, 2002.	10- Q	000-26483	5-15-02	10.35
10.36	Sub-License Agreement between VaxGen and Celltrion, dated as of March 25, 2002.	10- Q	000-26483	5-15-02	10.36
10.37	Supply Agreement between VaxGen and Celltrion, dated as of March 25, 2002.	10- Q	000-26483	5-15-02	10.37
10.39	Contract between VaxGen and the National Institute of Allergy and Infectious Diseases, National Institutes of Health, under Contract No. N01-AI-25494, dated September 30, 2002.	10- Q	000-26483	11-14-02	10.39
10.40	Amendment of contract between VaxGen and the National Institutes of Health, under Contract No. N01-AI-95373, dated September 30, 2002.	10- Q	000-26483	11-14-02	10.40
10.41	Employment Agreement between VaxGen and Piers C Whitehead, dated as of July 1, 2002.+	10- Q	000-26483	11-14-02	10.41
10.42	Joint Venture Agreement between VaxGen and Celltrion, Inc., dated as of June 7, 2002.	10- Q	000-26483	11-14-02	10.42
10.43	License Agreement between VaxGen and VaxGen-Celltrion, Inc., dated June 7, 2002.	10- Q	000-26483	11-14-02	10.43
10.44	Sub-License Agreement between VaxGen and VaxGen-Celltrion, Inc., dated June 7, 2002.	10- Q	000-26483	11-14-02	10.44
10.45	Consulting Services Agreement between VaxGen and VaxGen-Celltrion, Inc., dated June 7, 2002.	10- Q	000-26483	11-14-02	10.45
10.46	Contract between VaxGen and the National Institute of Allergy and Infectious Diseases, National Institutes of Health, under Contract No. N01-AI-95373, dated July 9, 1999.	10- Q	000-26483	11-14-02	10.46
10.47	Contract between VaxGen and the National Institute of Allergy and Infectious Diseases, National Institutes of Health, under Contract No. N01-AI-30053, dated September 30, 2003.	10- Q	000-26483	11-19-03	10.47
10.48	2001 Employee Stock Purchase Plan+	S-8	333-10811	08-21-03	99.3
10.49	License Agreement between VaxGen and U.S. Army Medical Research Institute of Infectious Diseases, dated as of October 7, 2003.	8-K	000-26483	12-02-03	99.1
10.51	Partnership Agreement between VaxGen, Inc. and the Chemo-Sero-Therapeutic Research Institute.	10-K	000-26483	03-30-04	10.51
10.57	Executive Employment Agreement between VaxGen and James M. Cunha, dated May 20, 2004.+	8-K	000-26483	6-06-05	10.2

				Incorporated by
				Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith

10.58	Amendment, dated July 14, 2004, to Joint Venture Agreement between VaxGen and certain investors, dated February 25, 2002.	10-Q	000-26483	02-07-07	10.58
10.59	Warrant Exchange Agreement, by and between VaxGen and CD Investment Partners, Ltd, dated September 21, 2004.	8-K	000-26483	9-24-04	10.52
10.60	Warrant Exchange Agreement by and between VaxGen and Societe Generale, Kepler Capital, LLC, Cheyenne LLC and Prism Capital 5, L.P., dated September 21, 2004.	8-K	000-26483	9-24-04	10.53
10.61	Employment Agreement between VaxGen and Dr. Kathrin Jansen, dated September 30, 2004.+	8-K	000-26483	10-21-04	10.56
10.62	Stock Option Agreement between VaxGen and Dr. Kathrin Jansen, dated October 15, 2004.+	8-K	000-26483	10-21-04	10.57
10.63	Stock Option Agreement between VaxGen and Myron Levine, dated October 21, 2004.+	8-K	000-26483	10-27-04	10.58
10.64	Supplement to Contract No. HHS0100200300001C, between the Department of Health and Human Services, Office of Research and Development Coordination and Office of Public Health Emergency Preparedness and VaxGen, Inc. dated November 4, 2004.*	8-K/A	000-26483	11-17-04	99.1
10.65	Agreement by and between VaxGen and Celltrion pursuant to which VaxGen acquired all of Celltrion’s interest in VaxGen-Celltrion, Inc., dated December 30, 2004.	10-K	000-26483	02-07-07	10.65
10.66	Revised Joint Venture Agreement between VaxGen and certain investors, dated December 30, 2004.	10-K	000-26483	02-07-07	10.66
10.67	Termination Agreement between VaxGen and Celltrion, dated December 30, 2004.	10-K	000-26483	02-07-07	10.67
10.68	Surrender Agreement between VaxGen and certain investors, dated December 30, 2004.	10-K	000-26483	02-07-07	10.68
10.69	Technical Support and Services Agreement between VaxGen and Celltrion, dated December 30, 2004.	10-K	000-26483	02-07-07	10.69
10.70	Form of Stock Purchase Agreement between VaxGen and certain institutional investors, entered into November 19, 2004.	8-K	000-26483	11-24-04	4.1
10.71	Form of 5 1/2% Convertible Senior Subordinated Note due 2010.	8-K	0-26483	4-11-05	4.1
10.72	Indenture, dated April 5, 2005, between VaxGen and U.S. Bank National Association, as trustee.	8-K	0-26483	4-11-05	4.2
10.73	Form of Purchase Agreement between VaxGen and the purchasers of the 5 1/2% Convertible Senior Subordinated Notes due 2010.	8-K	000-26483	4-11-05	10.1
10.74	Fifth Amendment to the Lease Agreement by and between VaxGen, Inc. and Oyster Point Tech Center LLC, dated April 14, 2005.	8-K	000-26483	4-21-05	10.1
10.75	Separation Agreement between James M. Cunha and	8-K	000-26483	6-06-05	10.1
	VaxGen, dated June 3, 2005.+
10.76	Stock Purchase Agreement, dated September 15,	8-K	000-26483	10-31-05	10.59
	2005, by and between VaxGen and Nexol Co., Ltd.
10.77	Stock Purchase Agreement, dated September 15,	8-K	000-26483	10-31-05	10.60
	2005, by and between VaxGen and Sung-Sil Cho.
10.78	Stock Purchase Agreement, dated September 15,	8-K	000-26483	10-31-05	10.61
	2005, by and between VaxGen and Daewoo Securities Co., Ltd.
10.79	Stock Purchase Agreement, dated September 15,	8-K	0-26483	10-31-05	10.62
	2005, by and between VaxGen and Kyeong-Sook Lee.

				Incorporated by
				Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith

10.80	Contract No. HHSO100200500001C, between the	8-K	0-26483	1-12-06	99.1
	Department of Health and Human Services, Office of Research and Development Coordination and Office of Public Health Emergency Preparedness and VaxGen, Inc. dated November 4, 2004.*
10.81	Form of Stock and Warrant Purchase Agreement	8-K	000-26483	2-15-06	10.1
	entered into by and between VaxGen, Inc. and certain accredited investors, dated February 8, 2006.
10.82	Form of Warrant issued by VaxGen, Inc. pursuant to	8-K	0-26483	2-15-06	10.2
	the Stock and Warrant Purchase Agreements entered into by and between VaxGen, Inc. and certain accredited investors, dated February 8, 2006.
10.83	Executive Employment Agreement between Matthew J	8-K	0-26483	4-05-06	10.1
	Pfeffer and VaxGen, Inc., dated March 28, 2006.+
10.84	Modification #01 to Contract No	8-K	000-26483	5-11-06	10.1
	HHS0100200500001C, between the Department of Health and Human Services, Office of Research and Development Coordination and Office of Public Health Emergency Preparedness and VaxGen, Inc., dated May 5, 2006.*
10.85	Share Purchase Agreement, between Nexol Co., Ltd.,	8-K	000-26483	7-06-06	10.1
	Nexol Biotech Co., Ltd., Nexol Venture Capital Co., Ltd. and VaxGen, Inc., dated June 28, 2006.
10.86	Form of Amended and Restated Executive Employment	8-K	000-26483	10-26-06	10.1
	Agreement.+
10.87	Form of Indemnity Agreement.+	8-K	000-26483	10-26-06	10.2
10.89	Salaries of Named Executive Officers.+	8-K	000-26483	10-26-06	10.3
10.90	Modification #04 to Contract No	8-K	000-26483	12-20-06	10.1
	HHS0100200500001C, between the Department of Health and Human Services, Office of Research and Development Coordination and Office of Public Health Emergency Preparedness and VaxGen, Inc., dated December 19, 2006.
10.91	Termination Letter — Contract No	8-K	0-26483	12-20-06	99.1
	HHS01002005000001C (11/4/04) “Acquisition of rPA Anthrax Vaccine for the Strategic National Stockpile”
10.93	Form of Addendum to Warrant to Purchase Shares of	8-K	0-26483	12-27-06	10.1
	Common Stock, at an exercise price of $16.00 per share, dated December 22, 2006.
10.94	Salaries of Named Executive Officers.+	8-K	0-26483	02-07-07
10.95	Bonuses, Stock Option Awards, Stock Option	8-K	0-26483	02-13-07
	Exchange Program, and Retention Awards of Named Executive Officers.+
10.96	Resignation Agreement between VaxGen, Inc and	10-Q	0-26483	09-20-07	10.3
	Lance K. Gordon, Ph.D.+
10.97	Settlement Agreement by and between VaxGen,	8-K	000-26483	04-05-07	10.1
	Inc., the Department of Health and Human Services and the National Institute of Allergy and Infectious Diseases, dated April 3, 2007*
10.98	Severance Benefit Plan, dated August 1, 2007.	8-K	000-26483	08-07-07	10.1
10.99	Sixth Amendment to the Lease Agreement by and between VaxGen, Inc. and Oyster Point Tech Center LLC, dated October 11, 2007.	8-K	0-26483	10-17-07	10.1
10.100	Agreement and Plan of Merger by and among VaxGen, Inc., TLW Merger Sub. Inc., TLW, LLC, and Raven biotechnologies, inc., dated as of November 12, 2007.	8-K	0-26483	11-13-07	2.1
10.101	Loan Agreement, dated November 12, 2007, between VaxGen, Inc. and Raven biotechnologies, inc.	8-K	000-26483	11-13-07	10.1

Incorporated by
Reference
Exhibit				Filing	Exhibit	Filed
No.	Exhibit	Form	File No.	Date	No.	Herewith

21.1	Subsidiaries	10-K	000-26483	8-30-07	21.1
23.1	Consent of PricewaterhouseCoopers LLP — related to VaxGen, Inc. financial statements					X
23.2	Consent of Samil PricewaterhouseCoopers — related to Celltrion, Inc. financial statements					X
23.3	Consent of PricewaterhouseCoopers LLP — related to Raven biotechnologies, inc. financial statements					X
23.4	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).
23.5	Consent of Lazard Frères & Co. LLC					X
24.1	Power of Attorney (included in the signature page).
99.1	Celltrion, Inc. Financial Statements for the years	10-K	000-24693	5-30-07	99.2
ended December 31, 2005 and 2004.